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Index to financial statements

As filed with the Securities and Exchange Commission on November 1, 2018

Registration No. 333-227547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OVASCIENCE, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	45-1472564 (I.R.S. Employer Identification Number)

9 Fourth Avenue
Waltham, MA 02451
(617) 500-2802
(Address including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Christopher A. Kroeger, M.D., M.B.A.
President & Chief Executive Officer
OvaScience, Inc.
9 Fourth Avenue
Waltham, MA 02451
(617) 500-2802
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William C. Hicks, Esq. Megan N. Gates, Esq. Daniel A. Bagliebter, Esq. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Julia C. Owens, Ph.D. President & Chief Executive Officer Millendo Therapeutics, Inc. 301 N. Main Street Suite 100 Ann Arbor, MI 48104 (734) 845-9000	Miguel J. Vega, Esq. Nicole Brookshire, Esq. Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

            If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.     ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☒ Emerging Growth Company ☐

            If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

            If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

            Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer) ☐

            Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)

Common stock, par value $0.001 per share(1)	14,620,930	N/A	$50,876.54	$7.00

(1)
Includes rights to acquire common stock or preferred stock under any shareholder rights plan in effect from time to time, if applicable, under the terms of any such plan.

(2)
Relates to shares of common stock, $0.001 par value per share, of OvaScience, Inc., a Delaware corporation ("OvaScience"), issuable to holders of common stock, $0.001 par value per share, class-1 common stock, $0.001 par value per share, preferred stock, par value $0.001 per share and options, warrants and other direct and indirect rights to acquire common stock, class-1 common stock and preferred stock of Millendo Therapeutics, Inc., a Delaware corporation ("Millendo") in the proposed merger of Orion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OvaScience, with and into Millendo. The amount of OvaScience common stock to be registered is based on the estimated number of shares of OvaScience common stock that may be issued pursuant to the merger, after taking into account the effect of a reverse stock split of OvaScience common stock (assuming a reverse stock split of every 10 shares of outstanding OvaScience common stock being combined and reclassified into one share of OvaScience common stock), but excluding the shares of OvaScience common stock to be issued pursuant to the merger in exchange for shares of Millendo common stock issued pursuant to the Pre-Closing Financing (as defined herein), which will not be registered on this registration statement or registered for resale.

(3)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended. Millendo is a private company, no market exists for its securities, and Millendo has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the Millendo securities expected to be exchanged in the proposed merger.

(4)
This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended and has been rounded up to $7.00. In connection with the initial filing of this Registration Statement on September 26, 2018, the Registrant previously paid the registration fee of $7.00.

            The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. OvaScience may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 1, 2018

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the Stockholders of OvaScience, Inc. and Millendo Therapeutics, Inc.:

          OvaScience, Inc. ("OvaScience") and Millendo Therapeutics, Inc. ("Millendo") have entered into an Agreement and Plan of Merger and Reorganization, as may be amended from time to time (the "Merger Agreement"), pursuant to which a wholly owned subsidiary of OvaScience will merge with and into Millendo, with Millendo surviving as a wholly owned subsidiary of OvaScience (the "Merger"). OvaScience and Millendo believe that the Merger will result in a specialty biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient.

          At the closing of the Merger (the "Effective Time"), each share of Millendo's common stock, par value $0.001 per share ("Millendo Common Stock") (excluding certain shares to be cancelled pursuant to the Merger Agreement, and shares held by stockholders who have exercised and perfected appraisal rights or dissenters' rights as more fully described in the section of this proxy statement/prospectus/information statement titled "The Merger—Appraisal Rights and Dissenters' Rights"), outstanding immediately prior to the Effective Time will be converted into the right to receive shares of OvaScience's common stock, par value $0.001 per share ("OvaScience Common Stock") equal to an exchange ratio, as further discussed in the Merger Agreement and in this proxy statement/prospectus/information statement (the "Exchange Ratio"). OvaScience will assume outstanding and unexercised options and warrants to purchase shares of Millendo Common Stock, which will be converted into options or warrants to purchase shares of OvaScience Common Stock, with the number of shares of OvaScience Common Stock subject to such option or warrant and the exercise price being appropriately adjusted to reflect the Exchange Ratio. OvaScience Stockholders will continue to own and hold their existing shares of OvaScience Common Stock. Each existing unexpired and unexercised option to purchase OvaScience Common Stock (an "OvaScience Option"), whether vested or unvested, will be accelerated in full pursuant to the Merger Agreement subject to and effective as of immediately prior to the Effective Time.

          As of the date of the execution of the Merger Agreement, it was estimated that immediately after the consummation of the Merger, based solely on the sample Exchange Ratio of 0.1173 set forth below, existing Millendo Stockholders, Millendo Optionholders and persons holding securities and other rights directly or indirectly convertible, exercisable or exchangeable for Millendo Common Stock (collectively, "Millendo Securityholders") would own approximately 82% of the Fully Diluted Closing OvaScience Common Stock, and OvaScience Stockholders, OvaScience Optionholders and persons holding securities convertible, exercisable or exchangeable for OvaScience Common Stock (collectively, "OvaScience Securityholders") would own approximately 18% of the Fully Diluted Closing OvaScience Common Stock, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan).The initial estimate of the Exchange Ratio set forth below assumed the following:

  •
  that OvaScience would have between $40 million and $42 million in net cash immediately prior to the closing of the Merger (the "Closing"),

  •
  a Pre-Closing Financing amount of $30.0 million,

  •
  OvaScience outstanding shares and options as of the Closing would be equal to 3,721,460 (on a post reverse stock split basis),

  •
  Millendo shares as of the Closing on a fully diluted and as-converted basis would be equal to 148,171,273, and

  •
  a reverse stock split in which every 10 shares of outstanding OvaScience Common Stock will be combined and reclassified into one share of OvaScience Common Stock.

          The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined organization to existing Millendo Securityholders. The Exchange Ratio is subject to change based on the amount of OvaScience net cash, changes in the capitalization of OvaScience or Millendo prior to the Closing and the actual amount raised by Millendo in its pre-closing private placement of Millendo Common Stock (the "Pre-Closing Financing"). Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock. The initial Exchange Ratio was originally based on a negotiated value of $47.5 million for OvaScience (assuming OvaScience would have net cash of $41 million at closing). OvaScience currently estimates, assuming for this purpose a closing date of November 30, 2018, that (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be approximately $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock, (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares.

          As of October 31, 2018, shares of OvaScience Common Stock are listed on The Nasdaq Capital Market under the symbol "OVAS". OvaScience has filed an initial listing application with The Nasdaq Capital Market pursuant to Nasdaq's rules for companies conducting a business combination that results in a change of control. After completion of the Merger, OvaScience will be renamed "Millendo Therapeutics, Inc." and expects to trade on The Nasdaq Capital Market under the symbol "MLND." On October 31, 2018, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of OvaScience Common Stock was $0.71 per share.

          OvaScience is holding a special meeting of stockholders (the "Special Meeting") in order to obtain the stockholder approvals necessary to complete the Merger and related matters. At the Special Meeting, which will be held at 10:00 a.m., local time, on December 4, 2018, at the Westin Waltham Boston Hotel, 70 Third Avenue, Waltham, Massachusetts 02451, unless postponed or adjourned to a later date, OvaScience will ask its stockholders to:

  1.
  adopt the Merger Agreement, thereby approving the Merger and the issuance of OvaScience Common Stock pursuant to the Merger Agreement, including shares of OvaScience Common Stock to be issued in exchange for all shares of Millendo Common Stock that are sold in the Pre-Closing Financing;

  2.
  approve an amendment to OvaScience's restated certificate of incorporation effecting a reverse stock split of OvaScience Common Stock at a ratio mutually agreed to between OvaScience and Millendo in the range of one new share for every 5 to 15 shares outstanding (or any number in between) (the "Reverse Stock Split");

  3.
  approve an amendment to OvaScience's restated certificate of incorporation changing OvaScience's corporate name from "OvaScience, Inc." to "Millendo Therapeutics, Inc.";

  4.
  approve an amendment to the OvaScience 2012 Stock Incentive Plan (the "2012 Plan") to increase the total number of shares of OvaScience Common Stock currently available for issuance under the 2012 Plan by 671,000 shares, which amendment reflects the Reverse Stock Split at an assumed ratio of 10:1;

  5.
  approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to OvaScience's named executive officers as a result of the Merger;

  6.
  approve the issuance of shares of OvaScience Common Stock in the Post-Closing Financing (as defined below) in accordance with Nasdaq Listing Rule 5635(a);

  7.
  consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2; and

  8.
  consider such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

          As described in the accompanying proxy statement/prospectus/information statement, certain of Millendo's stockholders who in the aggregate own approximately 73% of the outstanding shares of Millendo Common Stock, Millendo's Class-1 Common Stock, par value $0.001 per share ("Millendo's Class-1 Common Stock") and Millendo's preferred stock, par value $0.001 per share ("Millendo Preferred Stock," and together with Millendo's Class-1 Common Stock and Millendo Common Stock, the "Millendo Capital Stock") on an as converted to common stock basis, and certain OvaScience stockholders who in the aggregate own approximately 5% of the outstanding shares of OvaScience Common Stock, are parties to voting agreements with OvaScience and Millendo, respectively, whereby such stockholders have agreed to vote in favor of the adoption or approval of the Merger Agreement, as applicable, and the approval of the transactions contemplated therein, including the Merger and the issuance of OvaScience Common Stock in the Merger pursuant to the Merger Agreement, respectively, subject to the terms of the voting agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, Millendo's stockholders who are party to the voting agreements will each execute an action by written consent of Millendo's stockholders, referred to herein as the written consent, adopting the Merger Agreement, thereby approving the Merger and related transactions. Therefore, holders of a sufficient number of shares of Millendo Capital Stock required to adopt the Merger Agreement will adopt the Merger Agreement, and no meeting of Millendo stockholders is required to adopt the Merger Agreement and approve the Merger and related transactions and no meeting of Millendo's stockholders will be held. Nevertheless, all of Millendo's stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Millendo a written consent.

          After careful consideration, the respective boards of directors of OvaScience and Millendo have (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of OvaScience or Millendo, as applicable, and their respective stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote to adopt or approve, as applicable, the Merger Agreement and, therefore, approve the transactions contemplated therein. OvaScience's board of directors recommends that its stockholders vote "FOR" the proposals described in this proxy statement/prospectus/information statement, and Millendo's board of directors recommends that its stockholders sign and return to Millendo the written consent indicating their approval of the Merger and adoption of the Merger Agreement and related transactions.

          More information about OvaScience, Millendo and the proposed transaction is contained in this proxy statement/prospectus/information statement. OvaScience and Millendo urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION TITLED "RISK FACTORS" IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.

          OvaScience and Millendo are excited about the opportunities the Merger brings to both OvaScience's and Millendo's respective stockholders, and thank you for your consideration and continued support.

Christopher A. Kroeger, M.D., M.B.A.	Julia C. Owens, Ph.D.
President and Chief Executive Officer	President and Chief Executive Officer
OvaScience, Inc.	Millendo Therapeutics, Inc.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

          This proxy statement/prospectus/information statement is dated                    , 2018, and is first being mailed to OvaScience's and Millendo's respective stockholders on or about                     , 2018.

OVASCIENCE, INC.
9 Fourth Avenue
Waltham, Massachusetts
(617) 500-2802

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 4, 2018

Dear Stockholders of OvaScience:

        On behalf of the board of directors of OvaScience, Inc., a Delaware corporation ("OvaScience"), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between OvaScience and Millendo Therapeutics, Inc., a Delaware corporation ("Millendo"), pursuant to which Orion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OvaScience, will merge with and into Millendo, with Millendo surviving as a wholly owned subsidiary of OvaScience (the "Merger"). The special meeting of stockholders of OvaScience (the "Special Meeting") will be held on December 4, 2018, at 10:00 a.m., local time, at the Westin Waltham Boston Hotel, 70 Third Avenue, Waltham, Massachusetts 02451, for the following purposes:

  1.
  To consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of August 8, 2018, by and among OvaScience, Orion Merger Sub, Inc. and Millendo, as may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement (the "Merger Agreement"), and the transactions contemplated thereby, including the Merger and the issuance of shares of OvaScience's common stock to Millendo's stockholders pursuant to the terms of the Merger Agreement.

  2.
  To approve an amendment to the restated certificate of incorporation of OvaScience to effect a reverse stock split (the "Reverse Stock Split") of OvaScience's common stock, at a ratio mutually agreed to by OvaScience and Millendo in the range of one new share for every 5 to 15 shares outstanding (or any number in between), in the form attached as Annex D to this proxy statement/prospectus/information statement.

  3.
  To approve an amendment to the restated certificate of incorporation of OvaScience to change the corporate name of OvaScience from "OvaScience, Inc." to "Millendo Therapeutics, Inc." in the form attached as Annex E to this proxy statement/prospectus/information statement.

  4.
  To approve an amendment to the OvaScience 2012 Stock Incentive Plan (the "2012 Plan") to increase the total number of shares of OvaScience Common Stock currently available for issuance under the 2012 Plan by 671,000 shares, in the form attached as Annex F to this proxy statement/prospectus/information statement, which amendment reflects the Reverse Stock Split at an assumed ratio of 1:10.

  5.
  To approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to OvaScience's named executive officers as a result of the Merger.

  6.
  To approve the issuance of shares of OvaScience Common Stock in the Post-Closing Financing (as defined below) in accordance with Nasdaq Listing Rule 5635(a).

  7.
  To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

  8.
  To transact such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

        OvaScience's board of directors has fixed October 26, 2018, as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of OvaScience's common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the Record Date, there were 35,826,429 shares of OvaScience's common stock outstanding and entitled to vote.

        Your vote is important. The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required for approval of Proposal Nos. 1, 4, 5, 6, and 7. The affirmative vote of the holders of a majority of shares of OvaScience's common stock having voting power outstanding on the Record Date for the Special Meeting is required for approval of Proposal Nos. 2 and 3. The approval of Proposal No. 1 is a closing condition of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1. Proposal Nos. 3 and 4 are conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal Nos. 3 and 4 will not be implemented, and OvaScience's name will not be changed and the amendment to the 2012 Plan will not become effective. If the Merger is completed, but OvaScience's stockholders do not approve Proposal No. 3 or Proposal No. 4, then whichever of such proposals is approved will be implemented and the proposal(s) not approved will not be implemented. Even if you plan to attend the Special Meeting in person, OvaScience requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend.

By Order of OvaScience's board of directors,

Christopher A. Kroeger, M.D., M.B.A.
OvaScience, Inc.
Waltham, Massachusetts
                        , 2018

        OVASCIENCE'S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, OVASCIENCE AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. OVASCIENCE'S BOARD OF DIRECTORS RECOMMENDS THAT OVASCIENCE STOCKHOLDERS VOTE "FOR" EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus/information statement incorporates important business and financial information about OvaScience that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission ("SEC") website (www.sec.gov) or upon your written or oral request by contacting OvaScience's Investor Relations department at OvaScience, Inc., 9 4th Avenue, Waltham, MA 02451 or by calling (617) 500-2808.

        To ensure timely delivery of these documents, any request should be made no later than November 27, 2018, to receive them before the special meeting of OvaScience stockholders.

        For additional details about where you can find information about OvaScience, please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

i

v

QUESTIONS AND ANSWERS ABOUT THE MERGER

        Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Proposal No. 2, beginning on page 230 in this proxy statement/prospectus/information statement (the "Reverse Stock Split").

        The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:
What is the Merger?

A:
OvaScience, Inc. ("OvaScience") and Millendo Therapeutics, Inc. ("Millendo") have entered into an Agreement and Plan of Merger and Reorganization, dated as of August 8, 2018, as may be amended from time to time (the "Merger Agreement"). The Merger Agreement contains the terms and conditions of the proposed business combination of OvaScience and Millendo. Under the Merger Agreement, Orion Merger Sub, Inc., a wholly owned subsidiary of OvaScience ("Merger Sub") will merge with and into Millendo, with Millendo surviving as a wholly owned subsidiary of OvaScience (the "Merger").

  At the effective time of the Merger (the "Effective Time"), each share of Millendo's common stock, par value $0.001 per share ("Millendo Common Stock") outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters' rights as more fully described in the section of this proxy statement/prospectus/information statement titled "The Merger—Appraisal Rights and Dissenters' Rights", but including shares of Millendo Common Stock that will be issued pursuant to the Pre-Closing Financing as more fully described below under "Questions and Answers About the Merger—What is the Pre-Closing Financing?") will be converted into the right to receive shares of OvaScience's common stock, par value $0.001 per share ("OvaScience Common Stock") (the "Exchange Ratio"), which Exchange Ratio was initially estimated (as of the date of the execution of the Merger Agreement) to be 0.1173 shares and is currently estimated to be 0.1070 shares of OvaScience Common Stock for each share of Millendo Common Stock and is subject to change to account, among other things, for OvaScience's net cash immediately prior to the closing of the Merger (the "Closing"). Because OvaScience's net cash balance will not be determined until the Closing, and because, among other things, the number of shares of OvaScience Common Stock issuable to Millendo is determined based on OvaScience's net cash balance and the capitalization of Millendo and OvaScience at the Closing, OvaScience Securityholders cannot be certain of the exact number of shares that will be issued to Millendo's stockholders when OvaScience's stockholders vote on the proposals at the special meeting of OvaScience stockholders (the "Special Meeting"). The Exchange Ratios referenced above are estimates only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

  As of the date of the execution of the Merger Agreement, it was estimated that as a result of the Merger and based solely on the sample Exchange Ratio of 0.1173 set forth above, current holders of shares of Millendo Common Stock (the "Millendo Stockholders") and holders of options to purchase shares of Millendo Common Stock (each a "Millendo Option" and each holder of a Millendo Option a "Millendo Optionholder") and other persons holding securities and rights directly or indirectly convertible, exercisable or exchangeable for Millendo Common Stock (collectively, "Millendo Securityholders") would own, or hold rights to acquire, in the aggregate approximately 82% of the Fully Diluted Closing OvaScience Common Stock and current stockholders of OvaScience ("OvaScience Stockholders"), OvaScience Optionholders and other persons holding securities convertible, exercisable or exchangeable for OvaScience Common Stock (collectively, "OvaScience Securityholders") would own in the aggregate approximately 18% of the Fully Diluted OvaScience Closing Common Stock and, in each case, following the Effective Time and subject to adjustment of the Exchange Ratio, assuming a Pre-Closing Financing of $30.0 million. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock. After the consummation of the Merger, and assuming OvaScience Stockholders approve Proposal No. 3, OvaScience will change its corporate name to "Millendo Therapeutics, Inc." as required by the Merger Agreement (the "OvaScience Name Change"). It is currently expected that the Pre-Closing Financing amount will be approximately $29.5 million.

Q:
What will happen to OvaScience if, for any reason, the Merger does not close?

A:
If, for any reason, the Merger does not close, the board of directors of OvaScience (the "OvaScience Board of Directors") may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of the various assets of OvaScience or continue to operate the business of OvaScience. If the OvaScience Board of Directors decides to dissolve and liquidate OvaScience's assets, OvaScience would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. This would be a lengthy and uncertain process, and there can be no assurances as to the amount or timing of available cash, if any, that would be left to distribute to OvaScience Stockholders after paying the debts and other obligations of OvaScience and setting aside funds for reserves.

  If OvaScience were to continue its business, OvaScience's management would need to identify, acquire and develop other products or product candidates, and OvaScience's management and the OvaScience Board of Directors does not believe it is in the best interest of OvaScience to pursue development of OvaScience's current product candidates. In addition, as of September 1, 2018, the OvaScience workforce was comprised of eight employees, four of whom are involved in financial and administrative roles. OvaScience has ceased most of its research activities and completed most activity related to ongoing clinical trials and commercial development of its products. If the OvaScience Board of Directors decides to reestablish OvaScience's business and/or pursue development of other products or product candidates, OvaScience will need to rebuild its senior management team and hire managerial and other personnel to lead and staff all of its necessary functions, especially its research, development and commercialization areas.

Q:
Why are the two companies proposing to merge?

A:
Millendo and OvaScience believe that the Merger will result in a specialty biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. For a discussion of OvaScience's and Millendo's reasons for the Merger, please see the section titled "The Merger—OvaScience Reasons for the Merger" and "The Merger—Millendo Reasons for the Merger" in this proxy statement/prospectus/information statement.

Q:
Why am I receiving this proxy statement/prospectus/information statement?

A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as an OvaScience Stockholder or a Millendo Stockholder as of the applicable Record Date, and you are entitled, as applicable, to (i) vote at the Special Meeting to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of OvaScience Common Stock pursuant to the Merger Agreement, or (ii) sign and return the Millendo written consent to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger. This document serves as:

•
a proxy statement of OvaScience used to solicit proxies for the Special Meeting;

•
a prospectus of OvaScience used to offer shares of OvaScience Common Stock in exchange for shares of Millendo Capital Stock in the Merger and issuable upon exercise of options to purchase OvaScience Common Stock, as applicable; and

•
an information statement of Millendo used to solicit the written consent of Millendo Stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions.

Q:
What is required to consummate the Merger?

A:
To consummate the Merger, OvaScience Stockholders must adopt the Merger Agreement, thereby approving the Merger and the issuance of OvaScience Common Stock pursuant to the Merger Agreement, including with respect to shares of Millendo Common Stock that are issued pursuant to the Pre-Closing Financing (Proposal No. 1), and Millendo Stockholders must adopt the Merger Agreement, thereby approving the Merger and the other transactions contemplated by the Merger Agreement.

  The approval of the Merger and the issuance of OvaScience Common Stock pursuant to the Merger Agreement by the OvaScience Stockholders requires the affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter. The approval of the amendments to the restated certificate of incorporation of OvaScience to effect the Reverse Stock Split and the OvaScience Name Change require the affirmative vote of the holders of a majority of shares of OvaScience Common Stock having voting power outstanding on October 26, 2018 (the "Record Date"). The approval of the Reverse Stock Split (Proposal No. 2) is required in order to allow the issuance of the shares of OvaScience Common Stock pursuant to the Merger Agreement and to avoid a delisting of OvaScience Common Stock from The Nasdaq Capital Market. Consequently, if the requisite OvaScience Stockholders approve the Merger and the issuance of OvaScience Common Stock pursuant to the Merger Agreement but do not approve the Reverse Stock Split, the Merger will not be consummated.

  Proposal Nos. 3 and 4 are conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal Nos. 3 and 4 will not be implemented, and OvaScience's name will not be changed and the amendment to the 2012 Plan will not become effective. If the Merger is completed, but the OvaScience Stockholders do not approve Proposal No. 3 or Proposal No. 4, then whichever of such proposals is approved will be implemented and the proposal(s) not approved will not be implemented. Proposal No. 2, regarding the Reverse Stock Split, is not conditioned upon the consummation of the Merger, and as such the Reverse Stock Split may be implemented by the OvaScience Board of Directors even if the Merger does not take place.

  The presence, in person or represented by proxy, at the Special Meeting of the holders of a majority in voting power of the shares of OvaScience Common Stock issued and outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the meeting.

  Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting.

  Votes will be counted by the inspector of election appointed for the Special Meeting, who will separately count "FOR" and "AGAINST" votes, abstentions and broker non-votes. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of OvaScience Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal Nos. 1, 4, 5, 6 or 7. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" Proposal Nos. 2 and 3.

  The adoption of the Merger Agreement and the approval of the Merger and related transactions by the Millendo Stockholders requires the affirmative vote (or written consent) of the holders of a majority of (a) the outstanding shares of Millendo Common Stock and Millendo Preferred Stock, voting together as one class and (b) the holders of a majority of the outstanding shares of Millendo Preferred Stock voting as a separate class. In addition to the requirement of obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

  As of September 1, 2018, certain Millendo Stockholders who in the aggregate own approximately 73% of the outstanding shares of Millendo Capital Stock on an as converted to common stock basis, and certain OvaScience Stockholders who in the aggregate own approximately 5% of the outstanding shares of OvaScience Common Stock, are parties to voting agreements with OvaScience and Millendo, respectively, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval, as applicable, of the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of OvaScience Common Stock to Millendo Stockholders pursuant to the Merger Agreement, subject to the terms of the voting agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission (the "SEC") and pursuant to the conditions of the Merger Agreement and the voting agreements, Millendo Stockholders who are party to the voting agreements will each execute written consents approving the Merger and related transactions. Therefore, holders of a sufficient number of shares of Millendo Capital Stock required to adopt the Merger Agreement, thereby approving the Merger, have agreed to adopt the Merger Agreement via written consent. Millendo Stockholders, including those who are parties to voting agreements, are being requested to execute written consents providing such approvals.

  For a more complete description of the closing conditions under the Merger Agreement, OvaScience urges you to read the section titled "The Merger Agreement—Conditions to Completion of the Merger" in this proxy statement/prospectus/information statement.

Q:
What will Millendo Securityholders receive in the Merger?

A:
As of the date of the execution of the Merger Agreement, it was estimated that immediately after the consummation of the Merger, based solely on the sample Exchange Ratio of 0.1173 set forth below, existing Millendo Stockholders, Millendo Optionholders and persons holding securities and other rights directly or indirectly convertible, exercisable or exchangeable for Millendo Common Stock (collectively, "Millendo Securityholders") would own approximately 82% of the Fully Diluted Closing OvaScience Common Stock, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement.

  Following the Closing, Millendo Optionholders will have their Millendo Options converted into options to purchase shares of OvaScience Common Stock, with the number of shares of OvaScience Common Stock subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio between OvaScience Common Stock and Millendo Common Stock determined in accordance with the Merger Agreement and Millendo warrantholders will have their Millendo warrants converted into warrants to purchase shares of OvaScience Common Stock, with the number of shares of OvaScience Common Stock subject to such warrants and the exercise price being appropriately adjusted to reflect the Exchange Ratio between OvaScience Common Stock and Millendo Common Stock determined in accordance with the Merger Agreement. The initial estimate of the Exchange Ratio set forth below assumed (i) that OvaScience would have between $40 million and $42 million in net cash immediately prior to Closing, (ii) a Pre-Closing Financing amount of $30.0 million, (iii) OvaScience outstanding shares and options as of the Closing would be equal to 3,721,460 (on a post reverse stock split basis), (iv) Millendo shares as of the Closing would be equal to 148,171,273 (on a fully-diluted, as-converted basis) and (v) a reverse stock split of every 10 shares of outstanding OvaScience Common Stock being combined and reclassified into one share of OvaScience Common Stock).

  The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined organization to existing Millendo Securityholders. Based on the assumptions described above, the Exchange Ratio would have been equal to approximately 0.1173 post-reverse split shares of OvaScience Common Stock for each share of Millendo Common Stock, which Exchange Ratio is subject to change based on the amount of OvaScience net cash, changes in the capitalization of OvaScience or Millendo prior to the Closing and the amount raised by Millendo in the Pre-Closing Financing (and as a result, OvaScience Securityholders and Millendo Securityholders could own more or less of the combined organization). Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock. OvaScience currently estimates, assuming for this purpose a closing date of November 30, 2018, that (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be approximately $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post- Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares.

  For a more complete description of what Millendo Stockholders, Millendo Optionholders and Millendo warrantholders will receive in the Merger, please see the sections titled "The Merger Agreement—Merger Consideration" in this proxy statement/prospectus/information statement.

Q:
Who will be the directors of OvaScience following the Merger?

A:
Following the consummation of the Merger, the size of the OvaScience Board of Directors will be increased to include a total of eight directors. Pursuant to the terms of the Merger Agreement, the OvaScience Board of Directors will be reconstituted such that seven of the initial post-Closing directors will be designated by Millendo, and one initial post-Closing director will be designated by OvaScience. It is anticipated that, following the Closing, the OvaScience Board of Directors will be constituted as follows:

Name	Current Principal Affiliation
John Howe, III, M.D.	OvaScience, Inc., Director
Carol G. Gallagher, Pharm.D.	Millendo Therapeutics, Inc., Director
Carole L. Nuechterlein, J.D.	Millendo Therapeutics, Inc., Director
Julia C. Owens, Ph.D.	Millendo Therapeutics, Inc., President and Chief Executive Officer
James M. Hindman	Millendo Therapeutics, Inc., Director
Randall W. Whitcomb, M.D.	Millendo Therapeutics, Inc., Director
Habib J. Dable	Millendo Therapeutics, Inc., Director
Mary Lynne Hedley, Ph.D.	Millendo Therapeutics, Inc., Director
Q:
Who will be the executive officers of OvaScience immediately following the Merger?

A:
Immediately following the consummation of the Merger, the executive management team of OvaScience is expected to be composed solely of the members of Millendo's executive management team prior to the Merger, as follows:

Name	Title
Julia C. Owens, Ph.D.	President and Chief Executive Officer
Pharis Mohideen, M.D.	Chief Medical Officer
Jeffery M. Brinza, J.D.	Secretary, Chief Administrative Officer and General Counsel

Q:
What are the material U.S. federal income tax consequences of the Reverse Stock Split?

A:
The Reverse Stock Split should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a U.S. Holder (as defined in the section of this proxy statement/prospectus/information statement titled "Matters Being Submitted to a Vote of OvaScience Stockholders—Proposal No. 2: Approval of an Amendment to the Restated Certificate of Incorporation of OvaScience Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split") of OvaScience Common Stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of OvaScience Common Stock, as discussed in the section of this proxy statement/prospectus/information statement titled "Matters Being Submitted to a Vote of OvaScience Stockholders—Proposal No. 2: Approval of an Amendment to the Restated Certificate of Incorporation of OvaScience Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split." A U.S. Holder's aggregate tax basis in the shares of OvaScience Common Stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of the OvaScience Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of OvaScience Common Stock), and such U.S. Holder's holding period in the shares of OvaScience Common Stock received should include the holding period in the shares of OvaScience Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of OvaScience Common Stock surrendered to the shares of OvaScience Common Stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. Holders of shares of OvaScience Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. For more information, please see the section of this proxy statement/prospectus/information statement titled "Matters Being Submitted to a Vote of OvaScience Stockholders—Proposal No. 2: Approval of an Amendment to the Restated Certificate of Incorporation of OvaScience Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split."

Q:
What are the material U.S. federal income tax consequences of the Merger?

A:
OvaScience and Millendo intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as described in the section titled "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement. Assuming the Merger constitutes a reorganization, subject to the limitations and qualifications described in the section titled "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement, Millendo Stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of OvaScience Common Stock issued in connection with the Merger (other than in respect of cash received in lieu of fractional shares). Each Millendo Stockholder who receives cash in lieu of a fractional share of OvaScience Common Stock should generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of such fractional share and the stockholder's tax basis allocable to such fractional share.

  If the Merger is not treated as a reorganization under Section 368(a) of the Code, then, subject to the limitations and qualifications described in the section titled "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement, each Millendo Stockholder will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of shares of OvaScience Common Stock issued to such Millendo Stockholder and on any cash received in lieu of fractional shares in connection with the Merger. The tax consequences to each Millendo Stockholder will depend on that stockholder's particular circumstances. Each Millendo Stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder.

Q:
What is the Pre-Closing Financing?

A:
Prior to the Closing, Millendo intends to complete a private placement financing (the "Pre-Closing Financing") of the Millendo Common Stock. The securities issued in the Pre-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and the resale of the OvaScience securities into which such securities will be exchanged and converted are not registered on this registration statement and will not be registered for resale. An investor syndicate that includes New Enterprise Associates, Frazier Healthcare Partners, Roche Venture Fund, Fonds Innobio managed by Bpifrance, Osage University Partners, Altitude Life Science Ventures, Adams Street Partners, and Longwood Fund has committed to invest $25.0 million plus €4.0 million or its USD equivalent of the amount to be sold in the Pre-Closing Financing, $8.0 million of which has already been funded via the issuance of interest-bearing convertible promissory notes (as amended). Neither the OvaScience Stockholders nor the Millendo Stockholders are being asked to vote on the Pre-Closing Financing. Shares of Millendo Common Stock that are issued in the Pre-Closing Financing will be converted into shares of OvaScience Common Stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, OvaScience Stockholders will also be approving the issuance of shares of OvaScience Common Stock to be issued in exchange for all shares of Millendo Common Stock that are sold in the Pre-Closing Financing.

Q:
What is the Post-Closing Financing?

A:
After the Closing, OvaScience intends to complete a private placement financing (the "Post-Closing Financing") with an investor (the "Post-Closing Financing Investor") involving the sale of approximately $20 million of OvaScience Common Stock. OvaScience has entered into a stock purchase agreement with the Post-Closing Financing Investor pursuant to which these shares will be issued following the closing of the Merger. Further, OvaScience has entered into a registration rights agreement with the Post-Closing Financing Investor providing for the registration of the resale by such investors of these shares. The stock purchase agreement may be terminated as follows: (i) at any time prior to the closing of the Post-Closing Financing and prior to termination of the Merger Agreement by mutual written consent of OvaScience, Millendo and the Post-Closing Financing Investor, (ii) at any time prior to the closing of the Post-Closing Financing and following termination of the Merger Agreement by either OvaScience, Millendo or the Post-Closing Financing Investor, (iii) by the Post-Closing Financing Investor if the closing of the Post-Closing Financing has not been consummated by February 8, 2019, (iv) by Millendo or OvaScience if the closing of the Post-Closing Financing has not been consummated by February 8, 2020 or (v) by Millendo, OvaScience, or the Post-Closing Financing Investor if the Post-Closing Financing would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. If the Merger does not close because either OvaScience or Millendo terminates the Merger Agreement in order to accept a superior offer, the Post-Closing Financing Investor will be entitled to receive a termination fee of $1 million from the party that owes a termination fee pursuant to the Merger Agreement. The securities issued in the Post-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and the resale of the OvaScience Common Stock issued in the Post-Closing Financing will be registered pursuant to a resale registration statement on Form S-3. These shares would be issued at a price per share equal to (i) $1.2096 divided by (ii) the Exchange Ratio. The Post-Closing Financing will not occur until the completion of the Merger and the effectiveness of such Form S-3, unless such conditions are waived by the Post-Closing Financing Investor. In the event that the Merger has closed, but the Form S-3 has not gone effective, the

  Post- Closing Financing Investor will have the right, subject to the terms of the stock purchase agreement, to make the investment at any time prior to at least February 8, 2020 if it does not terminate the agreement sooner.

Q:
As an OvaScience Stockholder, how does the OvaScience Board of Directors recommend that I vote?

A:
After careful consideration, the OvaScience Board of Directors recommends that OvaScience Stockholders vote "FOR" all of the proposals.

Q:
As a Millendo Stockholder, how does the Millendo Board of Directors recommend that I vote?

A:
After careful consideration, the board of directors of Millendo (the "Millendo Board of Directors") recommends that Millendo Stockholders execute the written consent to approve the Merger, the Merger Agreement, and the transactions contemplated therein, substantially in accordance with the terms of the Merger Agreement and the other agreements contemplated by the Merger Agreement.

Q:
What risks should I consider in deciding whether to vote in favor of the Merger or to execute and return the written consent, as applicable?

A:
You should carefully review the section of this proxy statement/prospectus/information statement titled "Risk Factors," which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined organization's business will be subject, and risks and uncertainties to which each of OvaScience and Millendo, as independent companies, are subject.

Q:
What is "golden parachute" compensation and why I am being asked to vote on it?

A:
The SEC has adopted rules that require OvaScience to seek an advisory (non-binding) vote on "golden parachute" compensation. "Golden parachute" compensation is compensation that is tied to or based on the Merger and that will or may be paid by OvaScience to its named executive officers in connection with the Merger.

Q:
Who can vote at the Special Meeting?

A:
Only OvaScience Stockholders of record at the close of business on the Record Date, October 26, 2018, will be entitled to vote at the Special Meeting. As of October 26, 2018, there were 35,826,429 shares of OvaScience Common Stock outstanding and entitled to vote.

  Stockholder of Record: Shares Registered in Your Name

  If, at the close of business on the Record Date, your shares of OvaScience Common Stock were registered directly in your name with OvaScience's transfer agent, Computershare Trust Company, N.A., then you are an OvaScience Stockholder of record. As an OvaScience Stockholder of record, you may vote in person at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

  Beneficial Owner: Shares Registered in the Name of a Broker or Bank

  If, at the close of business on the Record Date, your shares of OvaScience Common Stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the Special Meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Special Meeting unless you request and obtain a valid legal proxy from your broker or other agent, giving you the right to vote the shares at the meeting.

Q:
How many votes do I have?

A:
On each matter to be voted upon, you have one vote for each share of OvaScience Common Stock you own as of the Record Date.

Q:
What is the quorum requirement?

A:
A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority in voting power of the shares of OvaScience issued and outstanding and entitled to vote at the Special Meeting, present in person or represented by proxy, are present at the Special Meeting. On October 26, 2018, the Record Date, there were 35,826,429 shares of OvaScience Common Stock outstanding and entitled to vote. Accordingly, OvaScience expects that the holders of at least 17,913,215 shares of OvaScience Common Stock must be present at the Special Meeting for a quorum to exist. Your shares of OvaScience Common Stock will be counted toward the quorum at the Special Meeting only if you attend the Special Meeting in person or are represented at the Special Meeting by proxy.

  Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present and entitled to vote at the meeting in person or represented by proxy may adjourn the Special Meeting to another date.

Q:
What are "broker non-votes"?

A:
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as "non-routine" matters. All of the proposals to be acted on at the Special Meeting, other than Proposal No. 2 regarding the Reverse Stock Split, are anticipated to be non-routine matters. Broker non-votes will be counted toward the vote total for Proposals 2 and 3 and will have the same effect as a vote "AGAINST" such proposals. Broker non-votes will not, however, be considered votes cast by the holders of all of the shares of OvaScience Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal Nos. 1, 4, 5, 6 or 7.

Q:
When do you expect the Merger to be consummated?

A:
OvaScience and Millendo anticipate that the Merger will occur sometime soon after the OvaScience Special Meeting to be held on December 4, 2018, but the companies cannot predict the exact timing. For more information, please see the section titled "The Merger Agreement—Conditions to Completion of the Merger" in this proxy statement/prospectus/information statement.

Q:
What do I need to do now?

A:
OvaScience and Millendo urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the Merger affects you.

  If you are an OvaScience Stockholder of record, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via telephone or via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the OvaScience Special Meeting.

  If you are a Millendo Stockholder, you may execute and return your written consent to Millendo in accordance with the instructions provided.

Q:
What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:
If you are an OvaScience Stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 4, 5, 6 and 7 and will have the same effect as a vote "AGAINST" Proposal Nos. 2 and 3.

Q:
When and where is the Special Meeting of OvaScience Stockholders?

A:
The OvaScience Special Meeting will be held at the Westin Waltham Boston Hotel, 70 Third Avenue, Waltham, Massachusetts 02451, at 10:00 a.m., local time, on December 4, 2018. Subject to space availability, all OvaScience Stockholders as of the Record Date, or their duly appointed proxies, may attend the OvaScience Special Meeting. Since seating is limited, admission to the OvaScience Special Meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., local time.

Q:
If my OvaScience shares are held in "street name" by my broker, will my broker vote my shares for me?

A:
Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of OvaScience Common Stock without instructions from you. Brokers are not expected to have discretionary authority to vote for any of the proposals other than Proposal No. 2, regarding the Reverse Stock Split. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:
May I change my vote after I have submitted a proxy or provided proxy instructions?

A:
OvaScience Stockholders of record, other than those OvaScience Stockholders who are parties to voting agreements, may change their vote at any time before their proxy is voted at the OvaScience Special Meeting in one of three ways. First, an OvaScience Stockholder of record can send a written notice to the Secretary of OvaScience stating that it would like to revoke its proxy. Second, an OvaScience Stockholder of record can submit new proxy instructions either on a new proxy card via telephone or the Internet. Third, an OvaScience Stockholder of record can attend the OvaScience Special Meeting and vote in person. Attendance alone will not revoke a proxy. If an OvaScience Stockholder who owns shares of OvaScience Common Stock in "street name" has instructed a broker to vote its shares of OvaScience Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Q:
Who is paying for this proxy solicitation?

A:
OvaScience and Millendo will share equally the cost of printing and filing this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of OvaScience Common Stock for the forwarding of solicitation materials to the beneficial owners of OvaScience Common Stock. OvaScience will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:
Who can help answer my questions?

A:
If you are an OvaScience Stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

  OvaScience, Inc.
  9 Fourth Avenue
  Waltham, MA 02451
  (617) 500-2802
  Attn: Jonathan Gillis

  If you are a Millendo Stockholder, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

  Millendo Therapeutics, Inc.
  301 N. Main Street, Suite 100
  Ann Arbor, MI 48104
  (734) 845-9000
  Attn: Jeffery M. Brinza

 PROSPECTUS SUMMARY

        This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Special Meeting and Millendo Stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement, as amended, attached as Annex A, the opinions of Ladenburg Thalmann & Co. Inc. ("Ladenburg Thalmann") attached as Annex B-1 and B-2, and the other annexes to which you are referred herein. For more information, please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

The Companies

OvaScience, Inc.

  OvaScience, Inc.
  9 Fourth Avenue
  Waltham, MA 02451
  (617) 500-2802

        OvaScience is a company focused on the discovery and development of new treatment options for women and families struggling with infertility. To date OvaScience has been leveraging the breakthrough discovery of egg precursor, or EggPCSM, cells to transform the treatment landscape for women's fertility. OvaScience's operations to date have been limited to organizing and staffing the company, business planning, raising capital, acquiring and developing our technology, identifying potential fertility treatments, developing the OvaPrimeSM treatment, the OvaTureSM treatment and the AUGMENTSM treatment, introducing AUGMENT in select international in vitro fertilization ("IVF") clinics and determining the regulatory and development path for OvaScience's fertility treatments. OvaScience has generated limited revenues to date, and does not anticipate significant revenues in the near term. In June 2017, OvaScience announced that it would continue to focus on advancing OvaPrime in clinical development and OvaTure in preclinical development and would discontinue ongoing efforts related to the AUGMENT treatment outside of North America. To better align its organization with these strategic priorities, OvaScience restructured its workforce and reduced its workforce by approximately 50%. On January 3, 2018, OvaScience announced a further restructuring of its organization and a workforce reduction of approximately 50%. On May 3, 2018, OvaScience announced that its Board of Directors had approved a corporate restructuring plan furthering its on-going efforts to effectively align its resources. On August 9, 2018, OvaScience announced that it had entered into a definitive agreement with Millendo under which Millendo will merge with OvaScience in an all-stock transaction.

Millendo Therapeutics, Inc.

  Millendo Therapeutics, Inc.
  301 N. Main Street
  Suite 100
  Ann Arbor, MI 48104
  (734) 845-9000

        Millendo is a late-stage biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. The endocrine system is a collection of glands that secrete hormones into the blood stream to regulate a number of functions, including appetite, metabolism, growth, development and reproduction. Diseases of the endocrine system can cause multiple and varied symptoms, including appetite dysregulation, metabolic dysfunction, obesity, cardiovascular disease, menstrual irregularity, excessive facial and body hair growth, and infertility.

        Millendo is currently advancing two product candidates to treat three indications. Millendo's most advanced product candidate, livoletide (AZP-531), is a potential treatment for Prader-Willi syndrome, or PWS, a rare and complex genetic endocrine disease characterized by hyperphagia, or insatiable hunger, that contributes to serious complications, a significant burden on patients and caregivers and early mortality. In a randomized, double-blind, placebo-controlled Phase 2 clinical trial in 47 patients with PWS, Millendo observed that administration of livoletide once daily was associated with a clinically meaningful improvement in hyperphagia, as well as a reduction in appetite. In a pre-specified analysis of 38 home-resident PWS patients from the Phase 2 trial, Millendo observed a larger and statistically significant decrease in hyperphagia following administration of livoletide as compared to placebo. Millendo expects to initiate a pivotal Phase 2b/3 clinical trial of livoletide in home-resident PWS patients in the first quarter of 2019, with results expected in the first half of 2020. Millendo is also developing nevanimibe (ATR-101) with a primary focus on treating patients with classic congenital adrenal hyperplasia, or CAH, a rare, monogenic adrenal disease that requires lifelong treatment with exogenous cortisol, often at high doses. These chronic high doses of cortisol can result in side effects that include diabetes, obesity, hypertension and psychological problems. When on suboptimal doses of cortisol, female CAH patients can experience male-pattern hair growth, male physical characteristics, infertility and menstrual irregularity, and male CAH patients can experience testicular atrophy, infertility and testicular tumors, making it difficult for physicians to appropriately treat CAH without causing adverse consequences. Millendo recently reported results from its Phase 2 clinical trial of nevanimibe in patients with CAH and initiated a Phase 2b trial in the third quarter of 2018, with results expected in the first half of 2020. Millendo is also investigating nevanimibe in a Phase 2 clinical trial for the treatment of patients with endogenous Cushing's syndrome, or CS, a rare endocrine disease characterized by excessive cortisol production from the adrenal glands.

Orion Merger Sub, Inc.

        Merger Sub is a wholly owned subsidiary of OvaScience, and was formed solely for the purposes of carrying out the Merger.

The Merger (see page 131)

        If the Merger is completed, Merger Sub will merge with and into Millendo, with Millendo surviving as a wholly owned subsidiary of OvaScience.

        At the Effective Time, each share of Millendo Common Stock outstanding immediately prior to the Effective Time (excluding shares held by stockholders who have exercised and perfected appraisal rights or dissenters' rights as more fully described in the section titled "The Merger—Appraisal Rights and Dissenters' Rights" in this proxy statement/prospectus/information statement, but including shares of Millendo Common Stock that will be issued pursuant to the Pre-Closing Financing as more fully described above under "Questions and Answers About the Merger—What is the Pre-Closing Financing?") will be converted into the right to receive a number of shares of OvaScience Common Stock. The final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. As of the date of the execution of the Merger Agreement, it was estimated that immediately after the consummation of the Merger, based solely on the sample Exchange Ratio of 0.1173 set forth below, Millendo Securityholders would own approximately 82% of Fully Diluted Closing OvaScience Common Stock, and OvaScience Securityholders would own approximately 18% of Fully Diluted Closing OvaScience Common Stock, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement.

        OvaScience will assume all outstanding and unexercised Millendo Options and warrants to purchase Millendo Common Stock, and each such Millendo Options and warrants will be converted into an option or warrant, respectively, to purchase shares of OvaScience Common Stock, with the number of shares of OvaScience Common Stock subject to such option or warrant and the exercise price being appropriately adjusted to reflect the Exchange Ratio. The percentages set forth above assume that the initial estimate of the Exchange Ratio is not changed; however, the Exchange Ratio is subject to change as described in the section titled "The Merger Agreement—Merger Consideration" in this proxy statement/prospectus/information statement. The initial estimate of the Exchange Ratio set forth below assumed (i) that OvaScience would have between $40 million and $42 million in net cash immediately prior to Closing, (ii) a Pre-Closing Financing amount of $30.0 million, (iii) OvaScience outstanding shares and options as of the Closing would be equal to 3,721,460 (on a post reverse stock split basis), (iv) Millendo shares as of the Closing would be equal to 148,171,273 (on a fully-diluted, as-converted basis) and (v) a reverse stock split of every 10 shares of outstanding OvaScience Common Stock being combined and reclassified into one share of OvaScience Common Stock. Shares of Millendo Common Stock that are issued in the Pre-Closing Financing will be converted into shares of OvaScience Common Stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, OvaScience Stockholders will also be approving the issuance of shares of OvaScience Common Stock to be issued in exchange for all shares of Millendo Common Stock that are sold in the Pre-Closing Financing.

        The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined organization to existing Millendo Securityholders. Based on the assumptions described above, the Exchange Ratio would have been equal to approximately 0.1173 post-reverse split shares of OvaScience Common Stock for each share of Millendo Common Stock, which Exchange Ratio is subject to change based on the amount of OvaScience net cash, changes in the capitalization of OvaScience or Millendo prior to the Closing and the amount raised by Millendo in the Pre-Closing Financing (and as a result, OvaScience Securityholders and Millendo Securityholders could own more or less of the combined organization).

        OvaScience currently estimates that, assuming for this purpose a closing date of November 30, 2018, (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be approximately $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares.

        Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock. For a more complete description of the Merger and the Exchange Ratio please see the section titled "The Merger Agreement" in this proxy statement/prospectus/information statement.

        The Closing will occur no later than the second business day after the last of the conditions to the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time as OvaScience and Millendo agree. OvaScience and Millendo anticipate that the consummation of the Merger will occur in the fourth quarter of 2018. However, because the Merger is subject to a number of conditions, neither OvaScience nor Millendo can predict exactly when the Closing will occur or if it will occur at all. After completion of the Merger, assuming that OvaScience receives the required stockholder approval of Proposal No. 3, OvaScience will be renamed "Millendo Therapeutics, Inc."

Reasons for the Merger

        Following the Merger, the combined organization will be a late-stage biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. OvaScience and Millendo believe that the combined organization will have the following potential advantages:

  •
  Late-Stage Specialty Biopharmaceutical Company.  Millendo is focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. Millendo is currently advancing two product candidates for three indications: livoletide for the treatment of Prader-Willi syndrome and nevanimibe for the treatment of classic congenital adrenal hyperplasia and Cushing's syndrome.

  •
  Management Team.  It is expected that the combined organization will be led by the experienced senior management from Millendo and a board of directors with representation from each of OvaScience and Millendo.

  •
  Cash Resources.  The combined organization is expected to have approximately $81.1 million in cash, cash equivalents and short-term investments at the Closing, which OvaScience and Millendo believe is sufficient to enable Millendo to implement its near-term business plans. The cash, cash equivalents and short-term investments amount assumes that OvaScience's transaction costs and other obligations will be paid at Closing, other than certain severance payment amounts, which may be paid out up to one year after Closing.

        Each of the boards of directors of OvaScience and Millendo also considered other reasons for the Merger, as described herein. For example, the OvaScience Board of Directors considered, among other things:

  •
  the strategic alternatives to the Merger available to OvaScience, including the discussions that OvaScience's management and the OvaScience Board of Directors previously conducted with other potential merger partners;

  •
  the risks and delays associated with, and uncertain value and costs to OvaScience Stockholders of, liquidating OvaScience, including the uncertainties of continuing cash burn while contingent liabilities are resolved, uncertainty of timing of release of cash until contingent liabilities are resolved, and the risks associated with being a shell company prior to cash distribution, including the risks associated with delisting;

  •
  the risks of continuing to operate OvaScience on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations; and

  •
  the opportunity as a result of the Merger for OvaScience Stockholders to participate in the potential value of Millendo's product candidate portfolio and the potential growth of the combined organization following the Merger.

        In addition, the Millendo Board of Directors approved the Merger based on a number of factors, including the following:

  •
  the process undertaken by the Millendo Board of Directors and management to ascertain actionable alternatives, including partnering transactions and including possibly the sale of the company and whether this was an appropriate juncture, in light of the progress achieved and additional challenges faced by Millendo, to undertake such a process;

  •
  the possible alternatives to the Merger, the range of possible benefits to the Millendo Stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

  •
  the financial condition, historical results of operations and business and strategic objectives Millendo, as well as the risks involved in achieving those objectives;

  •
  the amount and form of consideration to be received by the Millendo Stockholders in the Merger pursuant to the Merger Agreement taking into account the relative interests of the various classes of stock of Millendo and the contractual rights afforded to holders of the Preferred Stock of the Company (including as to whether any alternatives to the Merger would reasonably likely be achievable and derive more value across such classes of stock);

  •
  the expectation that the Merger will be treated as a tax-deferred reorganization for U.S. federal income tax purposes; and

  •
  the proposed timing of the interim period between the signing of the Merger Agreement and the expected Closing and whether it is advisable to proceed given current economic, industry and market conditions.

Opinions of the OvaScience Financial Advisor as of August 8, 2018 (see page 143)

        The OvaScience Board of Directors engaged Ladenburg Thalmann to provide strategic advisory and investment banking services in connection with evaluating and considering various strategic alternatives, and ultimately requested that Ladenburg Thalmann render an opinion as to whether the Exchange Ratio was fair, from a financial point of view, to the OvaScience Stockholders. At the August 8, 2018 meeting of the OvaScience Board of Directors, Ladenburg Thalmann rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated August 8, 2018, to the OvaScience Board of Directors. On October 26, 2018, at the request of the OvaScience Board of Directors and in light of the changes proposed to the valuation of Millendo and OvaScience as set forth in the Second Amendment to the Merger Agreement, Ladenburg Thalmann rendered a revised oral opinion, subsequently confirmed by delivery of the written opinion dated October 26, 2018, to the OvaScience Board of Directors, that the Exchange Ratio was fair, from a financial point of view, to the OvaScience Stockholders as of the date of such opinion and based upon the various assumptions, qualifications and limitations set forth therein.

        The full texts of Ladenburg Thalmann's written opinions, which set forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with the opinions, are attached to this proxy statement/prospectus/information statement as Annex B-1 and B-2 and are incorporated by reference in their entirety to this proxy statement/prospectus/information statement. Ladenburg Thalmann's opinions were intended solely for the benefit and use of the OvaScience Board of Directors (in its capacity as such) in connection with its consideration of the Merger. Ladenburg Thalmann's opinions were not intended to be used for any other purpose without Ladenburg Thalmann's prior written consent in each instance, except as expressly provided for in the engagement letter between OvaScience and Ladenburg Thalmann. Ladenburg Thalmann has consented to the use of Ladenburg Thalmann's opinions in this proxy statement/prospectus/information statement. Ladenburg Thalmann's opinions did not address OvaScience's underlying business decision to enter into the Merger Agreement or complete the Merger or the merits of the Merger as compared to any alternative transactions that were or may be available to OvaScience, and did not constitute a recommendation to the OvaScience Board of Directors or to any OvaScience Stockholder or Millendo Stockholder as to how such stockholder should vote with respect to the Merger or otherwise.

Overview of the Merger Agreement

Merger Consideration (see page 200)

        At the Effective Time, each outstanding share of common stock of Millendo will be converted into the right to receive a number of shares of OvaScience Common Stock.

        The Merger Agreement does not provide for an adjustment to the total number of shares of OvaScience Common Stock that Millendo Stockholders will be entitled to receive for changes in the market price of OvaScience Common Stock. Accordingly, the market value of the shares of OvaScience Common Stock issued pursuant to the Merger will depend on the market value of the shares of OvaScience Common Stock at the time the Merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of Millendo Options (see page 201)

        Pursuant to the Merger Agreement, at the Effective Time, each option to purchase shares of Millendo Common Stock (a "Millendo Option") that is outstanding and unexercised immediately prior to the Effective Time granted under the Millendo 2012 Equity Incentive Plan (the "Millendo Plan") or otherwise, whether or not vested, will be, along with the Millendo Plan, assumed by OvaScience and will become an option to purchase solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience

Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Option assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Option assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Option shall otherwise remain unchanged.

Treatment of Millendo Warrants (see page 201)

        Pursuant to the Merger Agreement, at the Effective Time, each warrant to purchase shares of Millendo Common Stock (a "Millendo Warrant") that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become a warrant to purchase (and OvaScience shall assume each such Millendo Warrant in accordance with its terms) solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Warrant assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Warrant, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Warrant assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Warrant shall otherwise remain unchanged. Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock.

Treatment of OvaScience Options (see page 201)

        Prior to the Closing, OvaScience's board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised option to purchase shares of OvaScience Common Stock, whether vested or unvested, will be accelerated in full effective as of immediately prior to the Effective Time, and each such option will survive the Closing and remain outstanding in accordance with its terms. The number of shares of OvaScience Common Stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect the proposed Reverse Stock Split to be implemented prior to the Closing.

Conditions to Completion of the Merger (see page 215)

        To consummate the Merger, OvaScience Stockholders must approve (a) the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of OvaScience Common Stock to Millendo Stockholders in the Merger, and (b) an amendment to the restated certificate of incorporation of OvaScience effecting the Reverse Stock Split. Additionally, Millendo Stockholders must adopt the Merger Agreement thereby approving the Merger and the other transactions contemplated by the Merger Agreement. In addition to obtaining such stockholder approvals and obtaining appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 209)

        Each of OvaScience and Millendo have agreed that, except as described below, OvaScience and Millendo and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the officers, directors, employees, representatives, affiliates, advisors or agents, directly or indirectly:

  •
  initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any competing proposal;

  •
  engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a competing proposal;

  •
  enter into any letter of intent, agreement in principle or other similar type of agreement relating to a competing proposal, or enter into any agreement or agreement in principle requiring either OvaScience or Millendo, as the case may be, to abandon, terminate or fail to complete the Merger; or

  •
  resolve, propose or agree to do any of the foregoing.

        However, prior to the approval of the proposals relating to the Merger set forth in this proxy statement at the meeting of the OvaScience Stockholders or by written consent of Millendo Stockholders (unless, in either case, the Merger Agreement is earlier terminated), as the case may be, either OvaScience or Millendo may, after providing written notice to the other party, furnish nonpublic information to and engage in discussions or negotiations with any third-party that makes an unsolicited bona fide written competing proposal (as described in the Merger Agreement) that its board of directors in good faith, after consultation with its outside legal counsel and financial advisors, has determined constitutes or would reasonably be expected to lead to a superior competing proposal, only if:

  •
  such party receives from such third-party an executed confidentiality agreement the terms of which are not less restrictive to the third-party than those contained in the confidentiality agreement between OvaScience and Millendo;

  •
  such party receiving the competing proposal contemporaneously supplies to the other party (OvaScience or Millendo, as the case may be) any nonpublic information or access to any such nonpublic information granted to such third-party to the extent it had not been previously provided or made available;

  •
  such party has not breached the no solicitation provisions of the Merger Agreement; and

  •
  the board of directors of OvaScience or Millendo, as the case may be, determines in good faith, after consultation with its outside legal counsel and its financial advisors that taking such actions would be required to comply with the fiduciary duties of the board of directors under applicable laws.

Termination of the Merger Agreement (see page 220)

        Either OvaScience or Millendo can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 222)

        The Merger Agreement contains certain termination rights for both OvaScience and Millendo, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $3.0 million, or in some circumstances reimburse the other party's expenses up to a maximum of $1.0 million. In addition, in certain specified circumstances, Millendo may be required to pay OvaScience a termination fee of $15.0 million.

Voting Agreements (see page 225)

        Certain Millendo Stockholders are party to a voting agreement with OvaScience and Millendo pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a Millendo Stockholder, to vote all of his, her or its shares of Millendo Capital Stock in favor of the adoption of the Merger Agreement and the approval of any transaction proposed under the Merger Agreement and any other proposal included in the written consent presented to Millendo's Stockholders in connection with, or related to, the consummation of the Merger for which the Board of Directors of Millendo has recommended that Millendo's Stockholders vote in favor.

        As of September 1, 2018, the Millendo Stockholders that are party to a voting agreement with OvaScience owned approximately 73% of the outstanding shares of Millendo Capital Stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, Millendo Stockholders holding a sufficient number of shares of Millendo Capital Stock to adopt the Merger Agreement and thereby approve the Merger will, pursuant to their voting agreements, execute written consents providing for such adoption and approval.

        Certain OvaScience Stockholders are party to a voting agreement with Millendo pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a OvaScience Stockholder, to vote all of his, her or its shares of OvaScience Common Stock in favor of approval of (i) the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of OvaScience Common Stock to Millendo Stockholders, (ii) an amendment to the restated certificate of incorporation of OvaScience to effect the Reverse Stock Split, (iii) an amendment to the restated certificate of incorporation of OvaScience to effect the OvaScience Name Change, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger and other matters to be approved on date of the Special Meeting, and (v) any other proposal included in this proxy statement/prospectus/information statement in connection with, or related to, the consummation of the Merger for which the Board of Directors of OvaScience has recommended that the stockholders of OvaScience vote in favor.

        The OvaScience Stockholders that are party to a voting agreement with Millendo beneficially owned approximately 5% of the outstanding shares of OvaScience Common Stock as of September 1, 2018. The parties to the voting agreements with Millendo include the executive officers and directors of OvaScience and certain OvaScience Stockholders.

        The voting agreements are discussed in greater detail in the section titled "Agreements Related to the Merger—Voting Agreements" in this proxy statement/prospectus/information statement.

Lock-up Agreements (see page 226)

        As a condition to the Closing, certain OvaScience Stockholders and Millendo Stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of OvaScience Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, in each case from the Closing until the date that is 180 days from the Closing.

        As of September 1, 2018, OvaScience Stockholders who have executed lock-up agreements beneficially owned in the aggregate approximately 3% of the outstanding shares of OvaScience Common Stock.

        Millendo Stockholders who have executed lock-up agreements as of September 1, 2018 owned in the aggregate approximately 97% of the outstanding shares of Millendo Capital Stock on an as converted into common stock basis.

Management Following the Merger (see page 342)

        Effective as of the Closing, OvaScience's officers are expected to include:

Name	Title
Julia C. Owens, Ph.D.	President and Chief Executive Officer
Pharis Mohideen, M.D.	Chief Medical Officer
Jeffery M. Brinza, J.D.	Secretary, Chief Administrative Officer and General Counsel

Interests of Certain Directors, Officers and Affiliates of OvaScience and Millendo (see pages 165 and 182)

        In considering the recommendation of the OvaScience Board of Directors with respect to issuing shares of OvaScience Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by OvaScience Stockholders at the Special Meeting, OvaScience Stockholders should be aware that certain members of the OvaScience Board of Directors and executive officers of OvaScience have interests in the Merger that may be different from, or in addition to, interests they have as OvaScience Stockholders. For example, OvaScience has entered into certain retention agreements with its current executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.3 million (collectively, not individually, and excluding the value of any accelerated vesting of OvaScience Options) and the accelerated vesting of OvaScience Options held by those officers, based on data available as of September 1, 2018 and assuming a covered termination of employment of each executive officer's employment as of such date.

        As of September 1, 2018, the directors and executive officers of OvaScience beneficially owned, in the aggregate, approximately 8.0% of the outstanding shares of OvaScience Common Stock. Each of OvaScience's officers and directors, as well as an affiliate of one of OvaScience's directors, have entered into voting agreements in connection with the Merger. The voting agreements are discussed in greater detail in the section titled "Agreements Related to the Merger—Voting Agreements" in this proxy statement/prospectus/information statement.

        In considering the recommendation of the Millendo Board of Directors with respect to approving the Merger and related transactions, Millendo Stockholders should be aware that certain members of the Millendo Board of Directors and certain executive officers of Millendo have interests in the Merger that may be different from, or in addition to, interests they have as Millendo Stockholders. For example, Millendo's executive officers have options, subject to vesting, to purchase shares of Millendo Common Stock, which will convert into options to purchase a number of shares of OvaScience Common Stock determined by the Exchange Ratio, rounding any resulting fractional shares down to the nearest whole share, certain of Millendo's directors and executive officers are expected to become directors and executive officers of the combined organization upon the Closing and all of Millendo's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. For more information, please see the section titled "The Merger—Interests of the Millendo Directors and Executive Officers in the Merger."

Material U.S. Federal Income Tax Consequences of the Merger (see page 192)

        As discussed in detail in the section titled "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement, OvaScience and Millendo intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. In general, and subject to the qualifications and limitations set forth in the section titled "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/

prospectus/information statement, if the Merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, the material tax consequences to a U.S. holder of Millendo Capital Stock should be as follows:

  •
  such Millendo Stockholder will not recognize gain or loss upon the exchange of Millendo Capital Stock for OvaScience Common Stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of OvaScience Common Stock as described below;

  •
  such Millendo Stockholder who receives cash in lieu of a fractional share of OvaScience Common Stock in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the stockholder's tax basis allocable to such fractional share;

  •
  such Millendo Stockholder's aggregate tax basis for the shares of OvaScience Common Stock received in the Merger (including any fractional share interest for which cash is received) will equal the stockholder's aggregate tax basis in the shares of Millendo Capital Stock surrendered in the Merger; and

  •
  the holding period of the shares of OvaScience Common Stock received by such Millendo Stockholder in the Merger will include the holding period of the shares of Millendo Capital Stock surrendered in exchange therefor.

        If the Merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder generally will be treated as exchanging its shares of Millendo Capital Stock in a fully-taxable transaction in exchange for shares of OvaScience Common Stock. Millendo Stockholders will generally recognize gain or loss in such exchange equal to the amount that such Millendo Stockholder's adjusted tax basis in the shares of Millendo Capital Stock surrendered is less or more than the fair market value of the shares of OvaScience Common Stock (and cash in lieu of a fractional share) received in exchange therefor. Determining the actual tax consequences of the Merger to you may be complex and will depend on the facts of your own situation. You should consult your tax advisors to fully understand the tax consequences to you of the Merger, including estate, gift, state, local or non-U.S. tax consequences of the Merger.

Risk Factors (see page 34)

        Both OvaScience and Millendo are subject to various risks associated with their businesses and their industries. In addition, the Merger poses a number of risks to each company and its respective stockholders, including the possibility that the Merger may not be completed and the following risks:

  •
  the Exchange Ratio is not adjustable based on the market price of OvaScience Common Stock, so the merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed;

  •
  failure to complete the Merger may result in OvaScience or Millendo paying a termination fee or expenses to the other and could harm the per share price of OvaScience Common Stock and future business and operations of each company;

  •
  the Merger may be completed even though material adverse changes may result solely from the announcement of the Merger, general economic or political conditions or conditions generally affecting the industries in which OvaScience and Millendo operate and other causes;

  •
  some OvaScience and Millendo officers and directors have interests that are different from or in addition to those considered by stockholders of OvaScience and Millendo and which may influence them to support or approve the Merger;

  •
  the market price of OvaScience Common Stock may decline as a result of the Merger;

  •
  OvaScience Stockholders and Millendo Stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger;

  •
  during the pendency of the Merger, OvaScience and Millendo may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

  •
  certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

  •
  because the lack of a public market for shares of Millendo Capital Stock makes it difficult to evaluate the fairness of the Merger, the Millendo Stockholders may receive consideration in the Merger that is less than the fair market value of the shares of Millendo Capital Stock and/or OvaScience may pay more than the fair market value of the shares of Millendo Capital Stock; and

  •
  if the conditions to the Merger are not met, the Merger will not occur.

        These risks and other risks are discussed in greater detail under the section titled "Risk Factors" in this proxy statement/prospectus/information statement. OvaScience and Millendo both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 192)

        In the United States, OvaScience must comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Stock Market LLC ("Nasdaq") in connection with the issuance of shares of OvaScience Common Stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Nasdaq Capital Market Listing (see page 195)

        Prior to consummation of the Merger, OvaScience has filed an initial listing application with The Nasdaq Capital Market pursuant to Nasdaq's rules for companies conducting a business combination that results in a change of control. If such application is accepted, OvaScience anticipates that shares of OvaScience Common Stock will be listed on The Nasdaq Capital Market following the Closing under OvaScience's new name, "Millendo Therapeutics, Inc.," with the trading symbol "MLND."

Anticipated Accounting Treatment (see page 196)

        The Merger is expected be treated by OvaScience as a reverse merger and accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). For accounting purposes, Millendo is considered to be acquiring OvaScience in the Merger.

Appraisal Rights and Dissenters' Rights (see page 196)

        Holders of shares of OvaScience Common Stock are not entitled to appraisal rights in connection with the Merger. Millendo Stockholders are entitled to appraisal rights in connection with the Merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the General Corporation Law of the State of Delaware (the "DGCL") attached hereto as Annex C, and the section titled "The Merger—Appraisal Rights and Dissenters' Rights" in this proxy statement/prospectus/information statement.

Comparison of Stockholder Rights (see page 386)

        Both OvaScience and Millendo are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Millendo Stockholders will become OvaScience Stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of OvaScience and, assuming Proposals No. 2 and 3 are approved by OvaScience Stockholders at the Special Meeting, the restated certificate of incorporation of OvaScience. The rights of OvaScience Stockholders contained in the restated certificate of incorporation and amended and restated bylaws of OvaScience differ from the rights of Millendo Stockholders under the amended and restated certificate of incorporation and amended bylaws of Millendo, as more fully described under the section titled "Comparison of Rights of Holders of OvaScience Stock and Millendo Stock" in this proxy statement/prospectus/information statement.

 SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following tables present summary historical financial data for OvaScience and Millendo, summary unaudited pro forma condensed combined financial data for OvaScience and Millendo, and comparative historical and unaudited pro forma per share data for OvaScience and Millendo.

Selected Historical Financial Data of OvaScience

        The selected statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the selected balance sheet data as of December 31, 2017 and 2016 are derived from OvaScience's audited financial statements prepared using accounting principles generally accepted in the United States ("U.S. GAAP"), which are included in this proxy statement/prospectus/information statement. The selected statement of operations data for the years ended December 31, 2014 and 2013 and the selected balance sheet data as of December 31, 2015, 2014 and 2013 are derived from OvaScience's audited financial statements, which are not included in this proxy statement/prospectus/information statement. The selected financial data for the six months ended June 30, 2018 and 2017, are derived from OvaScience's unaudited condensed financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with "OvaScience Management's Discussion and Analysis of Financial Condition and Results of Operations" and OvaScience's condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,					Six Months Ended June 30,
	2017	2016	2015	2014	2013	2018	2017
						(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:	$295	$653	$277	—	—	$148	$147
Total costs and expenses (excluding restructuring)	$46,871	$76,265	$72,276	$47,993	$29,134	$12,050	$29,184
Restructuring	4,030	5,400	—	—	—	3,584	3,480
Loss from operations	(50,606)	(81,012)	(71,999)	(47,993)	(29,134)	(15,486)	(32,517)
Net loss	$(50,975)	$(82,260)	$(73,219)	$(49,520)	$(29,044)	$(15,073)	$(33,081)

Net loss per share applicable to common stockholders—basic and diluted	$(1.43)	$(2.56)	$(2.70)	$(2.19)	$(1.80)	$(0.42)	$(0.93)

Weighted average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	35,675	32,148	27,085	22,647	16,160	35,743	35,653

	At December 31,					At June 30,
	2017	2016	2015	2014	2013	2018
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$67,203	$114,388	$126,662	$60,231	$44,427	$53,628
Total assets	72,853	122,543	138,613	65,572	47,545	55,533
Total current liabilities	7,804	13,209	11,243	10,174	5,774	4,747
Total long-term liabilities	751	1,116	520	73	70	576

Selected Historical Financial Data of Millendo

        The selected statement of operations data for the years ended December 31, 2017 and 2016 and the selected balance sheet data as of December 31, 2017 and 2016 are derived from Millendo's audited financial statements prepared using accounting principles generally accepted in the United States ("U.S. GAAP"), which are included in this proxy statement/prospectus/information statement. The selected financial data for the six months ended June 30, 2018 and 2017 are derived from Millendo's unaudited condensed financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with "Millendo Management's Discussion and Analysis of Financial Condition and Results of Operations" and Millendo's condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,		Six Months Ended June 30,
	2017	2016	2018	2017
	(in thousands, except share and per share amounts)
			(unaudited)
Operating expenses:
Research and development(1)	$14,526	$14,097	$5,969	$9,883
Acquired in-process research and development(2)	63,844	—	—	—
General and administrative(1)	5,956	4,543	3,405	3,848

Loss from operations	84,326	18,640	9,374	13,731
Other expenses:
Interest expense (income), net	288	177	(15)	184
Change in fair value of preferred stock warrant liability	(28)	30	—	—
Other loss	—	—	69	—

Net loss	$(84,586)	$(18,847)	$(9,428)	$(13,915)
Net loss attributable to noncontrolling interest	$8	$—	$321	$—

Net loss per share attributable to common stockholders	$(84,578)	$(18,847)	$(9,107)	$(13,915)

Net loss per share of common stock, basic and diluted(3)	$(23.94)	$(6.41)	$(0.95)	$(4.20)

Weighted-average shares of common stock outstanding, basic and diluted(3)	3,532,566	2,942,250	9,548,254	3,309,714

Other comprehensive income:
Foreign currency translation adjustment	$10	$—	$47	$—

Comprehensive loss	$(84,568)	$(18,847)	$(9,060)	$(13,915)

Comprehensive income attributable to noncontrolling interest	$2	$—	$7	$—

Comprehensive loss attributable to Millendo Therapeutics, Inc.	$(84,570)	$(18,847)	$(9,067)	$(13,915)

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2017	2016	2018	2017
	(in thousands)
			(unaudited)
Stock-based compensation expense:
Research and development expense	$315	$223	$138	$168
General and administrative expense	447	339	198	233

Total stock-based compensation expense	$762	$562	$336	$401

(2)
Millendo's acquired and in-process research and development expense was incurred in connection with its acquisition of Alizé Pharma SAS in December 2017.

(3)
See note 2 to Millendo's consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement for further details on the calculation of basic and diluted net loss per share of common stock.

	As of December 31,		As of June 30,
	2017	2016	2018
		(in thousands)
			(unaudited)
Consolidated balance sheet data:
Cash	$17,578	$41,904	$6,779
Working capital(1)	15,647	38,595	5,861
Total assets	19,812	44,851	10,357
Total debt	773	3,880	672
Preferred stock warrant liability	139	167	139
Preferred stock	132,922	86,998	132,922
Additional paid-in capital	6,183	1,111	6,519
Accumulated deficit	(136,894)	(52,316)	(146,001)
Total stockholders' deficit	(128,523)	(51,202)	(137,254)

(1)
Millendo defines working capital as current assets less current liabilities. See Millendo's consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement for further details regarding Millendo's current assets and current liabilities.

Selected Unaudited Pro Forma Condensed Combined Financial Data of OvaScience and Millendo

        The following selected unaudited pro forma condensed combined financial data gives effect to: (i) the Merger, (ii) the Reverse Stock Split of OvaScience Common Stock, (iii) the Pre-Closing Financing, which includes the automatic conversion of Millendo's convertible promissory notes that were issued in August 2018 in exchange for $8.0 million cash proceeds, (iv) the Post-Closing Financing and (v) Millendo's acquisition of Alizé on December 19, 2017. The Merger is accounted for as a reverse recapitalization under U.S. GAAP because the primary assets of OvaScience are cash and short-term investments. Millendo was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) Millendo Securityholders are expected to own at least 82% of the Fully Diluted Closing OvaScience Common Stock immediately following the Effective Time (subject to adjustment as described herein), (ii) Millendo will hold the majority (seven of eight) of board seats of the combined company and (iii) Millendo's management will hold all key positions in the management of the combined company.

        The OvaScience and Millendo unaudited pro forma combined balance sheet data assume that the Merger took place on June 30, 2018, and combines the OvaScience and Millendo historical balance sheets at June 30, 2018. The OvaScience and Millendo unaudited pro forma condensed combined statements of operations data assume that the Merger took place as of January 1, 2017, and combines the historical results of OvaScience and Millendo for the six months ended June 30, 2018 and the year ended December 31, 2017. For the year ended December 31, 2017, the unaudited pro forma condensed combined statements of operations data also assume Millendo's acquisition of Alizé took place as of January 1, 2017.

        The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2018 and for the year ended December 31, 2017 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section titled "Unaudited Pro Forma Condensed Combined Financial Statements" in this proxy statement/prospectus/information statement.

        The unaudited pro forma condensed combined financial information assumes that, at the Effective Time, each share of Millendo Capital Stock will be converted into the right to receive shares of OvaScience Common Stock such that, immediately after the Merger, and assuming that the Post-Closing Financing closes immediately after the Merger and based on aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares.

Unaudited Pro Forma Condensed Combined Statements of Operations Data

	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
	(in thousands, except per share data)
Revenue	$148	$295
Research and development expenses	10,931	36,203
Acquired in-process research and development	—	63,844
General and administrative expenses	9,782	34,327
Restructuring expenses	3,584	4,030
Loss from operations	(24,315)	(138,899)
Net loss attributable to common stockholders	(23,635)	(138,095)
Net loss per share, basic and diluted	$(1.26)	$(7.38)

Unaudited Pro Forma Condensed Combined Balance Sheet Data

As of June 30, 2018
(in thousands)
Cash and cash equivalents	$71,430
Working capital, net	95,339
Total assets	105,940
Accumulated deficit	(153,228)
Total stockholders' equity	86,598

Comparative Historical and Unaudited Pro Forma Per Share Data

        The information below reflects the historical net loss and book value per share of OvaScience Common Stock and the historical net loss and book value per unit of Millendo Common Stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the Merger on a purchase basis.

        You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of OvaScience included in this proxy statement/prospectus/information statement and the audited and unaudited financial statements of Millendo included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

OvaScience

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.42)	$(1.43)
Book value per share	1.40	1.80

Millendo

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Historical Per Common Stock Data:
Basic and diluted net loss per share	$(0.95)	$(23.94)
Book value per share	(14.38)	(13.46)

Combined company

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Pro Forma Per Common Share Data:
Basic and diluted net loss per share	$(1.26)	$(7.38)
Book value per share	4.63	N/A

Millendo unaudited pro forma equivalent per share data

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Pro Forma Per Common Share Data:
Basic and diluted net loss per share	$(1.77)	$(10.33)
Book value per share	6.48	N/A

MARKET PRICE AND DIVIDEND INFORMATION

        The OvaScience Common Stock is currently listed on The Nasdaq Capital Market under the symbol "OVAS." The following table presents the range of high and low per share sales prices for the OvaScience Common Stock as reported on The Nasdaq Stock Market for each of the periods set forth below. Millendo is a private company and the Millendo Common Stock and Millendo Preferred Stock are not publicly traded. These per share sales prices do not give effect to the Reverse Stock Split.

OvaScience Common Stock

	High	Low
Year Ended December 31, 2018
First Quarter	$1.52	$0.79
Second Quarter	$1.01	$0.71
Third Quarter	$0.97	$0.66
Fourth Quarter (through October 30, 2018)	$0.82	$0.70
Year Ended December 31, 2017
First Quarter	$2.05	$1.35
Second Quarter	$1.96	$1.25
Third Quarter	$1.73	$1.27
Fourth Quarter	$1.65	$1.33
Year Ended December 31, 2016
First Quarter	$11.50	$4.53
Second Quarter	$11.66	$4.59
Third Quarter	$8.98	$4.93
Fourth Quarter	$7.92	$1.30

        The closing price of the OvaScience Common Stock on October 31, 2018, as reported on The Nasdaq Capital Market, was $0.71 per share.

        Because the market price of the OvaScience Common Stock is subject to fluctuation, the market value of the shares of the OvaScience Common Stock that Millendo Stockholders will be entitled to receive in the Merger may increase or decrease.

        Assuming approval of Proposal Nos. 1, 2 and 3 and successful application for initial listing with The Nasdaq Capital Market, following the consummation of the Merger, the OvaScience Common Stock will trade on The Nasdaq Capital Market under OvaScience's new name, "Millendo Therapeutics, Inc.," and new trading symbol "MLND."

        As of October 26, 2018, the Record Date for the Special Meeting, there were approximately 71 holders of record of the OvaScience Common Stock. As of October 26, 2018, Millendo had 12 holders of record of Millendo Common Stock and 30 holders of record of Millendo Preferred Stock. For detailed information regarding the beneficial ownership of certain OvaScience Stockholders upon consummation of the Merger, see the section titled "Principal Stockholders of the Combined Organization" in this proxy statement/prospectus/information statement.

Dividends

        OvaScience has never declared or paid any cash dividends on the OvaScience Common Stock and does not anticipate paying cash dividends on the OvaScience Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined organization's then-current board of directors and will depend upon a number of factors, including the combined organization's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant. Millendo has never paid or declared any cash dividends on the Millendo Capital Stock. If the Merger does not occur, Millendo does not anticipate paying any cash dividends on the Millendo Capital Stock in the foreseeable future, and Millendo intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Millendo Board of Directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Millendo Board of Directors deems relevant.

RISK FACTORS

        The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus/information statement titled "Forward-Looking Statements" before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of OvaScience because these risks may also affect the combined organization—these risks can be found in OvaScience's Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The Exchange Ratio is not adjustable based on the market price of OvaScience Common Stock, so the Merger Consideration at Closing may have a greater or lesser value than the market price at the time the Merger Agreement was signed.

        The Merger Agreement has set the Exchange Ratio formula for Millendo Capital Stock, and the Exchange Ratio is adjustable upward or downward based on OvaScience's net cash at the Closing, changes in the outstanding Millendo Capital Stock, in connection with any additional financing consummated by Millendo at or before the Closing and changes in the outstanding OvaScience Common Stock, including in connection with the proposed Reverse Stock Split prior to completion of the Merger as described in the section titled "The Merger—Merger Consideration and Adjustment" in this proxy statement/prospectus/information statement. Any changes in the market price of OvaScience Common Stock before the completion of the Merger will not affect the number of shares Millendo Stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of OvaScience Common Stock declines from the market price on the date of the Merger Agreement, then Millendo Stockholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the Merger, the market price of OvaScience Common Stock increases from the market price on the date of the Merger Agreement, then Millendo Stockholders could receive merger consideration with substantially more value for their shares of Millendo Capital Stock than the parties had negotiated in the establishment of the Exchange Ratio. The Merger Agreement does not include a price-based termination right. Because the Exchange Ratio does not adjust as a result of changes in the value of OvaScience Common Stock, for each one percentage point that the market value of OvaScience Common Stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Millendo Stockholders.

OvaScience's net cash may be less than $35.0 million at the Closing, which would result in OvaScience Stockholders owning a smaller percentage of the combined organization and could even result in the termination of the Merger Agreement.

        For purposes of the Merger Agreement, net cash is subject to certain reductions, including, without limitation, accounts payable, accrued expenses (except those related to the Merger), current liabilities payable in cash, unpaid expenses related to the Merger and certain other unpaid obligations, including outstanding lease obligations. In the event the amount of OvaScience's cash is smaller or such reductions are greater than anticipated, OvaScience Stockholders could hold a significantly smaller portion of the combined organization.

Failure to complete the Merger may result in OvaScience and Millendo paying a termination fee or expenses to the other party, and could harm the price of OvaScience Common Stock and the future business and operations of each company.

        If the Merger is not completed, OvaScience and Millendo are subject to the following risks:

  •
  if Merger Agreement is terminated under certain circumstances, either party may be required to pay the other party a termination fee of $3.0 million;

  •
  if Merger Agreement is terminated in certain specified circumstances, Millendo may be required to pay OvaScience a termination fee of $15.0 million;

  •
  if the Merger Agreement is terminated under certain circumstances, OvaScience or Millendo will be required to pay certain transaction expenses of the other party, up to a maximum of $1.0 million;

  •
  the price of OvaScience Common Stock may decline and remain volatile; and

  •
  substantial costs related to the Merger, such as legal and accounting fees, which must be paid even if the Merger is not completed.

        In addition, if the Merger Agreement is terminated and the OvaScience Board of Directors or the Millendo Board of Directors determines to seek another business combination, there can be no assurance that either OvaScience or Millendo will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

        In general, either OvaScience or Millendo can refuse to complete the Merger if there is a material adverse change affecting the other party between the date of the Merger Agreement, and the Closing. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on OvaScience or Millendo, including:

  •
  any rejection or non-acceptance by a governmental body of a registration or filing by OvaScience or Millendo relating to certain intellectual property rights of OvaScience or Millendo;

  •
  the taking of any action, or the failure to take any action, by either OvaScience or Millendo required to comply with the terms of the Merger Agreement;

  •
  changes in or affecting the industries in which either OvaScience or Millendo operate to the extent they do not disproportionately affect OvaScience or Millendo, respectively, taken as a whole;

  •
  any change, effect or circumstance resulting from the announcement or pendency of the Merger or any related transactions;

  •
  changes in general economic or political conditions or the securities market in general, whether as a result of acts of terrorism, war, whether or not declared, armed conflicts, natural disaster or otherwise, to the extent they do not disproportionately affect either OvaScience or Millendo, taken as a whole, or the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events;

  •
  any change in accounting requirements or principles of any change in applicable laws, rules or regulations or the interpretation thereof;

  •
  any general economic or political conditions or conditions generally affecting the industries in which OvaScience and Millendo operate;

  •
  with respect to OvaScience, any change in the stock price or trading volume of OvaScience Common Stock excluding any underlying effect that may have caused such change;

  •
  with respect to OvaScience, any changes in or affecting research and development, clinical trials or other drug development activities conducted by OvaScience or on its behalf in respect of OvaScience's products excluding any underlying liability resulting from those changes;

  •
  with respect to OvaScience, continued losses from operations or decreases in OvaScience's cash balances or those of its subsidiaries; and

  •
  with respect to Millendo, any change in the cash position of Millendo that results from operations in the ordinary course of business.

        If adverse changes occur and OvaScience and Millendo still complete the Merger, the price of OvaScience Common Stock may suffer. This in turn may reduce the value of the Merger to the OvaScience Stockholders, the Millendo Stockholders or both.

Some OvaScience and Millendo officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

        Certain officers and directors of OvaScience and Millendo participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the combined organization, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). For example, OvaScience has entered into certain employment and severance benefits agreements with each of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.3 million (collectively, not individually, and excluding the value of any accelerated vesting of stock awards) and the acceleration of stock awards held by those officers, including options to purchase shares of OvaScience Common Stock, based on data available as of September 1, 2018 and assuming a covered termination of employment of each executive officer's employment as of such date. The Closing will also result in the acceleration of vesting of a portion of the stock awards, including options to purchase approximately 2,021,039 shares of OvaScience Common Stock held by the OvaScience executive officers and directors (before giving effect to the proposed Reverse Stock Split), whether or not there is a covered termination of such officer's employment. For more information concerning the treatment of OvaScience options in connection with the Merger, see the section titled "The Merger Agreement—Treatment of OvaScience Options" in this proxy statement/prospectus/information statement. In addition, and for example, certain of Millendo's directors and executive officers have options, subject to vesting, to purchase shares of Millendo Common Stock which, at the Closing, shall be converted into and become options to purchase shares of OvaScience Common Stock; certain of Millendo's directors and executive officers are expected to become directors and executive officers of OvaScience upon the Closing; and all of Millendo's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of OvaScience and Millendo to support or approve the Merger. For more information concerning the interests of OvaScience and Millendo executive officers and directors, see the sections titled "The Merger—Interests of the OvaScience Directors and Executive Officers in the Merger" and "The Merger—Interests of the Millendo Directors and Executive Officers in the Merger" in this proxy statement/prospectus/information statement.

The market price of OvaScience Common Stock following the Merger may decline as a result of the Merger.

        The market price of OvaScience Common Stock may decline as a result of the Merger for a number of reasons if:

  •
  investors react negatively to the prospects of the combined organization's business and prospects from the Merger;

  •
  the effect of the Merger on the combined organization's business and prospects is not consistent with the expectations of financial or industry analysts; or

  •
  the combined organization does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

OvaScience Stockholders and Millendo Stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

        If the combined organization is unable to realize the full strategic and financial benefits currently anticipated from the Merger, OvaScience Stockholders and Millendo Stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

OvaScience Stockholders and Millendo Stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined organization following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

        After the completion of the Merger, the current OvaScience Stockholders and Millendo Stockholders will own a smaller percentage of the combined organization than their ownership of their respective companies prior to the Merger. As of the date of the execution of the Merger Agreement, it was determined that immediately after the consummation of the Merger, based solely on the sample Exchange Ratio of 0.1173 set forth below, Millendo Securityholders would own approximately 82% of the Fully Diluted Closing OvaScience Common Stock (as defined below), and OvaScience Securityholders would own approximately 18% of the Fully Diluted Closing OvaScience Common Stock (as defined below), subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement. The initial estimate of the Exchange Ratio set forth below assumed (i) that OvaScience would have between $40 million and $42 million in net cash immediately prior to Closing, (ii) a Pre-Closing Financing amount of $30.0 million, (iii) OvaScience outstanding shares and options as of the Closing would be equal to 3,721,460 (on a post reverse stock split basis), (iv) Millendo shares as of the Closing would be equal to 148,171,273 (on a fully-diluted, as-converted basis) and (v) a reverse stock split of every 10 shares of outstanding OvaScience Common Stock being combined and reclassified into one share of OvaScience Common Stock).

        The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined organization to existing Millendo Securityholders. Based on the assumptions described above, the Exchange Ratio would have been equal to approximately 0.1173 post-reverse split shares of OvaScience Common Stock for each share of Millendo Common Stock. The Exchange Ratio is subject to change based on the amount of OvaScience net cash, changes in the capitalization of OvaScience or Millendo prior to the Closing and the amount raised by Millendo in the Pre-Closing Financing (and as a result, OvaScience Securityholders and Millendo Securityholders could own more or less of the combined organization). Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock. OvaScience currently estimates, assuming for this purpose a closing date of November 30, 2018 that (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be approximately $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares.

During the pendency of the Merger, OvaScience and Millendo may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

        Covenants in the Merger Agreement impede the ability of OvaScience and Millendo to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions could be favorable to such party's stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

        The terms of the Merger Agreement prohibit each of OvaScience and Millendo from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party's board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to be inconsistent with the board's fiduciary duties. Moreover, even if a party receives what the party's board of directors determine is a superior proposal, the Merger Agreement does not permit either party to terminate the Merger Agreement to enter into a superior proposal.

Because the lack of a public market for Millendo Capital Stock makes it difficult to evaluate the value of Millendo Capital Stock, the Millendo Stockholders may receive shares of OvaScience Common Stock in the Merger that have a value that is less than, or greater than, the fair market value of Millendo Capital Stock.

        The outstanding Millendo Capital Stock is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Millendo Capital Stock. Because the percentage of OvaScience equity to be issued to Millendo Stockholders was determined based on negotiations between the parties, it is possible that the value of the OvaScience Common Stock to be received by Millendo Stockholders will be less than the fair market value of Millendo Capital Stock, or OvaScience may pay more than the aggregate fair market value of Millendo Capital Stock.

If the conditions of the Merger are not met, the Merger will not occur.

        Even if the Merger is approved by OvaScience Stockholders and Millendo Stockholders, specified conditions must be satisfied or waived, except for the Pre-Closing Financing, which condition cannot be waived, to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled "The Merger Agreement—Conditions to Completion of the Merger" in this proxy statement/prospectus/information statement. OvaScience and Millendo cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and OvaScience and Millendo each may lose some or all of the intended benefits of the Merger.

The Merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Millendo Stockholders in respect of their Millendo Capital Stock.

        OvaScience and Millendo intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, as described in the section titled "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement. In the event that the Merger does not qualify as a reorganization, the Merger would result in taxable gain or loss for each Millendo Stockholder, with the amount of such gain or loss determined by the amount that each Millendo Stockholder's adjusted tax basis in the Millendo Capital Stock surrendered is less or more than the fair market value of the OvaScience Common Stock and any cash in lieu of a fractional share received in exchange therefor. Each holder of Millendo Capital Stock is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Merger.

The combined organization may become involved in securities class action litigation that could divert management's attention and harm the combined organization's business and insurance coverage may not be sufficient to cover all costs and damages.

        In the past, securities class action or shareholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a Merger. The combined organization may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect the combined organization's business.

Risks Related to the Proposed Reverse Stock Split

The proposed Reverse Stock Split may not increase the combined organization's stock price over the long-term.

        The principal purpose of the proposed Reverse Stock Split is to increase the per-share market price of OvaScience Common Stock. It cannot be assured, however, that the proposed Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of OvaScience Common Stock will proportionally increase the market price of OvaScience Common Stock, it cannot be assured that the proposed Reverse Stock Split will increase the market price of OvaScience Common Stock by a multiple of the proposed Reverse Stock Split ratio, or result in any permanent or sustained increase in the market price of OvaScience Common Stock, which is dependent upon many factors, including the combined organization's business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined organization might meet the continued listing requirements for The Nasdaq Capital Market initially, it cannot be assured that it will continue to do so.

The proposed Reverse Stock Split may decrease the liquidity of the combined organization's common stock.

        Although the OvaScience Board of Directors believes that the anticipated increase in the market price of the combined organization's common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for OvaScience Common Stock.

The proposed Reverse Stock Split may lead to a decrease in the combined organization's overall market capitalization.

        Should the market price of the combined organization's common stock decline after the proposed Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed Reverse Stock Split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined organization's overall market capitalization. If the per share market price does not increase in proportion to the proposed Reverse Stock Split ratio, then the value of the combined organization, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of OvaScience Common Stock will remain the same after the proposed Reverse Stock Split is effected, or that the proposed Reverse Stock Split will not have an adverse effect on the stock price of OvaScience Common due to the reduced number of shares outstanding after the proposed Reverse Stock Split.

Risks Related to OvaScience

Risks Related to the Proposed Merger with Millendo

If OvaScience does not successfully consummate the Merger with Millendo or another strategic transaction, the OvaScience Board of Directors may decide to pursue a dissolution and liquidation of OvaScience. In such an event, the amount of cash available for distribution to OvaScience Stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which we can give you no assurance.

        There can be no assurance that the Merger will be completed. If the Merger is not completed, the OvaScience Board of Directors may decide to pursue a dissolution and liquidation of OvaScience. In such an event, the amount of cash available for distribution to OvaScience Stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as OvaScience funds its operations while pursuing the Merger. In addition, if the OvaScience Board of Directors were to approve and recommend, and the OvaScience Stockholders were to approve, a dissolution and liquidation of OvaScience, OvaScience would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. OvaScience's commitments and contingent liabilities may include (i) obligations under its employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of OvaScience; (ii) litigation against OvaScience, and other various claims and legal actions arising in the ordinary course of business; and (iii) non-cancelable facility lease obligations. As a result of this requirement, a portion of OvaScience's assets would need to be reserved pending the resolution of such obligations.

        In addition, OvaScience may be subject to litigation or other claims related to a dissolution and liquidation of OvaScience. If a dissolution and liquidation were to be pursued, the OvaScience Board of Directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of OvaScience Common Stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of OvaScience. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to the OvaScience Stockholders.

OvaScience is substantially dependent on its remaining employees to facilitate the consummation of the Merger.

        OvaScience's ability to successfully complete the Merger, or if the Merger is not completed, another potential strategic transaction, depends in large part on OvaScience's ability to retain certain of its remaining personnel, particularly Christopher Kroeger, OvaScience's president and chief executive officer. Despite OvaScience's efforts to retain these employees, one or more may terminate their employment with OvaScience on short notice. The loss of the services of any of these employees could potentially harm OvaScience's ability to evaluate and pursue strategic alternatives, as well as fulfill OvaScience's reporting obligations as a public company.

Risks Related to OvaScience's Financial Position and Need for Additional Capital

OvaScience has incurred significant losses since its inception. OvaScience expects to incur losses for the foreseeable future and may never achieve or maintain profitability.

        Since OvaScience's inception, OvaScience has incurred significant operating losses. OvaScience's net loss was $51.0 million for the year ended December 31, 2017 and $15.1 million for the six months ended June 30, 2018. As of December 31, 2017, OvaScience had an accumulated deficit of

$301.5 million. OvaScience has recorded limited revenues to date and has financed its operations primarily through equity financings. OvaScience has devoted significant efforts to research and development, acquiring its technology, researching and developing the OvaPrime, OvaTure and AUGMENT treatments and, previously, to building out its international infrastructure.

        OvaScience expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses OvaScience incurs may fluctuate significantly from quarter to quarter. OvaScience anticipates that its expenses will increase if and as OvaScience:

  •
  advances the clinical development of OvaPrime;

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  pursues OvaTure maturation and fertilization studies;

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  continues advancing the preclinical development of OvaTure, both internally and in collaboration with commercial and academic partners;

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  educates physicians and embryologists regarding the use of the OvaPrime and OvaTure treatments;

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  in the long term, establishes a domestic and international sales, marketing, manufacturing and distribution infrastructure to commercialize OvaScience's fertility treatments;

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  initiates any additional preclinical studies and clinical trials of OvaScience's fertility treatments;

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  continues to discuss the future of the OvaXon joint venture with Intrexon;

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  seeks any required approvals from the FDA or similar regulatory agencies outside of the United States, which OvaScience refers to as Foreign Regulatory Authorities, for its potential fertility treatments;

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  maintains, expands and protects its intellectual property portfolio;

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  hires additional scientific, clinical, quality control and management personnel to support its fertility treatment development efforts;

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  seeks to identify additional potential fertility treatments; and

  •
  develops, acquires or in-licenses other potential fertility treatments and technologies

        To become and remain profitable, OvaScience must develop and eventually commercialize its potential fertility treatments with significant market potential, including OvaPrime and OvaTure, and determine strategies to scale OvaScience's treatments commercially. This will require OvaScience to be successful in a range of challenging activities, completing preclinical and clinical trials for its treatments, obtaining any necessary regulatory approvals and successfully commercializing, either alone or with partners. OvaScience may never succeed in these activities and, even if it does, may never generate revenues that are significant or large enough to achieve profitability. If OvaScience does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. OvaScience's failure to become and remain profitable would decrease its value and could impair OvaScience's ability to raise capital, maintain its research and development efforts, expand its business or continue its operations.

OvaScience will need substantial additional funding. If OvaScience is unable to raise capital when needed, OvaScience would be forced to delay, reduce or eliminate its fertility treatment development programs.

        OvaScience expects its expenses to increase in connection with its ongoing activities, particularly as OvaScience continues the development of its fertility treatments. OvaScience expects to incur significant expenses with respect to the continued development and clinical trials for its fertility treatments. OvaScience's clinical trials will be costly. Furthermore, OvaScience expects to continue to incur costs associated with operating as a public company. Accordingly, it will need to obtain substantial additional funding in connection with its continuing operations. If OvaScience is unable to raise capital when needed or on attractive terms, OvaScience will be forced to delay, reduce or eliminate some or all of its research and development programs.

        OvaScience believes that its cash and cash equivalents and short-term investments of approximately $53.6 million at June 30, 2018, will be sufficient to fund its current operating plan for at least the next 12 months. There can be no assurances, however, that the current operating plan will be achieved or that additional funding, if needed, will be available on terms acceptable to OvaScience, or at all.

        Identifying, developing and commercializing potential fertility treatments is a time consuming, expensive and uncertain process that takes years to complete. OvaScience may fail to achieve sufficient revenues from its fertility treatments to achieve profitability on its expected timelines or at all. OvaScience will need to continue to rely on additional financing to achieve its business objectives. Adequate additional financing may not be available to OvaScience on acceptable terms, or at all.

        Until the time, if ever, that OvaScience can generate sufficient revenues from its potential fertility treatments, OvaScience plans to finance its cash needs through some combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. OvaScience does not have any committed external source of funds. To the extent that OvaScience raises additional capital through the sale of equity or convertible debt securities, the ownership interest of OvaScience's existing stockholders will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect the rights of OvaScience's existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

        If OvaScience raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, OvaScience may have to relinquish valuable rights to its technologies, future revenue streams, research programs or potential fertility treatments or grant licenses on terms that may not be favorable to OvaScience.

OvaScience has been in the past, and remains, the subject of securities class action lawsuits and shareholder derivative lawsuits, the unfavorable outcomes of which may have a material adverse effect on OvaScience's financial condition, results of operations and cash flows.

        In October 2015, a purported class action lawsuit was filed in the Suffolk County Superior Court in the Commonwealth of Massachusetts, against OvaScience, certain of its executive officers, the members of the OvaScience Board of Directors and certain of the underwriters from OvaScience's January 2015 follow-on public offering of its common stock by investors alleging violations of the Securities Act. The plaintiffs' motion for class certification was denied, and the court entered summary judgment dismissing the claims of all but one of the plaintiffs. Thereafter, the case was voluntarily dismissed. The remaining plaintiff also filed a substantially similar putative class action complaint in the U.S. District Court for the District of Massachusetts (the "Westmoreland Federal Action"). On March 24, 2017, a second purported shareholder class action lawsuit was filed against OvaScience and certain of OvaScience's former officers alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Dahhan Action"). The Westmoreland Federal Action has been dismissed without prejudice to the plaintiff's ability to pursue damages, if any, only as a member of the putative class in the Dahhan Action.

        On November 9, 2016, a purported shareholder derivative action was filed against certain present and former officers and directors of OvaScience and OvaScience as a nominal defendant, alleging breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and corporate waste for purported actions related to its January 2015 follow-on public offering. On June 30, 2017, a second purported shareholder derivative action was filed against certain of OvaScience's present and former directors and OvaScience as a nominal defendant, alleging breach of fiduciary duties, waste of corporate assets, unjust enrichment, and violations of Section 14(a) of the Securities Exchange Act of 1934, alleging that compensation awarded to the director defendants was excessive. The parties have reached a settlement of the action whereby OvaScience agreed to seek shareholder approval for certain changes to non-employee director compensation. OvaScience also has agreed to pay $300,000 in attorney's fees to plaintiff's counsel. Following a hearing held on August 30, 2018, the court issued an order approving the settlement, and the case is now closed.

        On July 27, 2017, a third purported shareholder derivative complaint was filed against certain of OvaScience's present and former directors and OvaScience as a nominal defendant, alleging breach of fiduciary duty, unjust enrichment, and violations of Section 14(a) of the Securities Exchange Act of 1934 alleging that compensation awarded to the director defendants was excessive and seeking redress for purported actions related to OvaScience's January 2015 follow-on public offering and other public statements. On September 26, 2017, the plaintiffs filed an amended complaint, which eliminated all claims regarding allegedly excessive director pay. The court granted the defendants' motion to dismiss the amended complaint for failure to state a claim for relief under Section 14(a). The court also dismissed the plaintiffs' pendent state law claims without prejudice, based on lack of subject matter jurisdiction. On April 25, 2018, the plaintiffs moved for leave to amend the complaint, and to stay this case pending the outcome of the Westmoreland Federal Action and the Dahhan Action. The defendants do not believe that the proposed amended complaint cures the defects in the current complaint, but informed plaintiffs' counsel that, in the interest of judicial economy, the defendants would not oppose the proposed amendment if the court would consider staying the case pending the resolution of the Dahhan Action and a now-dismissed Westmoreland Federal Action. On April 27, 2018, the court granted the plaintiffs' motion for leave to amend the complaint and for a stay. On April 30, 2018, plaintiffs filed their Second Amended Shareholder Derivative Complaint. On May 23, 2018, the court entered an order staying this case pending the resolution of the Dahhan Action and the Westmoreland Federal Action. While OvaScience believes it has substantial legal and factual defenses to these claims in these lawsuits and will vigorously defend the lawsuits, the outcome of litigation is difficult to predict and quantify, and the defense against such claims or actions can be costly and divert management resources. In connection with these lawsuits, OvaScience could incur substantial costs, and such costs and any related settlements or judgments may not be covered by insurance.

        On October 16, 2018, an OvaScience stockholder filed a complaint in the U.S. District Court for the District of Delaware against OvaScience, its chief executive officer, and the members of the OvaScience Board of Directors, alleging violations of Sections 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and as against the individual defendants, alleging violations of Section 20(a) of the Exchange Act. The plaintiff alleges that the defendants made materially misleading disclosures in the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part, in connection with OvaScience's proposed merger with Millendo by allegedly omitting material information concerning the sale process. The plaintiff seeks declaratory and injunctive relief to enjoin the proposed merger with Millendo, rescissory damages against the individual defendants, including pre-judgment and post-judgment interest, costs, and attorneys' fees. OvaScience believes that the complaint is without merit and intends to defend against the litigation. There can be no assurance, however, that OvaScience will be successful. At present, OvaScience is unable to estimate potential losses, if any, related to the lawsuit.

Risks Related to Research, Development and Commercialization of OvaScience's Potential Fertility Treatments

OvaScience changed its corporate strategy to focus on OvaPrime and OvaTure, each of which is at a substantially earlier stage of development than AUGMENT. As a result, it will take a longer period of time for OvaScience to complete the development of, and to commercialize, any products that will generate meaningful revenues.

        In December 2016, OvaScience announced that it would slow the commercial expansion of AUGMENT, reassess its ongoing and planned clinical studies of AUGMENT, and undertake a corporate restructuring, and in June 2017, OvaScience announced that it would discontinue ongoing efforts related to the AUGMENT treatment outside of North America. In January 2018, OvaScience announced a further corporate restructuring designed to streamline its operations and reduce its cost structure. OvaPrime and OvaTure are at a substantially earlier stage of development than AUGMENT. Accordingly, OvaScience expects that it will take a longer period of time for it to complete the development of, and to generate revenues from the sale of, OvaScience's treatments than it would have had OvaScience continued to pursue the commercial expansion of AUGMENT in accordance with its previous corporate strategy. The process of developing OvaTure and OvaPrime is uncertain and may never yield treatments that allow OvaScience to achieve revenue from their sale, and if OvaScience does succeed in developing treatments for sale, OvaScience may never be able to develop a profitable commercial model.

The science underlying OvaPrime, OvaTure and AUGMENT is based on recent discoveries, and as a result the programs are subject to a higher level of risk than programs based on longer established science. Additionally, the OvaPrime treatment and OvaTure treatment are at early stages of clinical and preclinical development, respectively, and may never yield treatments that can be successfully commercialized.

        OvaPrime, OvaTure and AUGMENT are based on recent scientific discoveries relating to egg precursor cells. As a result, the programs are subject to a higher level of risk than programs based on longer established science.

        With respect to OvaTure, while OvaScience has observed key criteria of developmental competence in EggPC cell-derived eggs in both human and bovine models, OvaScience will not know if it has successfully developed fertilizable, mature eggs until OvaScience has successfully fertilized them, and OvaScience may never succeed in fertilizing human or bovine EggPC cell-derived eggs. OvaScience may find that there are important criteria for developmental competence that OvaScience is not observing, or that elements of the criteria for maturity that OvaScience has observed are inadequately developed for fertilization. To date, OvaScience's efforts to fertilize bovine EggPC cell-derived eggs have failed. Further, OvaScience will require authorization from regulatory bodies outside of the United States to attempt to fertilize a human Egg PC cell-derived egg before OvaScience can test any eggs that it does mature. There are significant aspects of OvaTure that will require additional innovation for OvaScience to continue its development. The recent nature of the scientific discoveries underlying OvaTure, the need for additional innovation and the absence of information about egg precursor cell technology from human clinical trials all increase the risks associated with this potential fertility treatment. In any event, OvaScience believes that it will be costly and time consuming to develop and successfully commercialize OvaTure, and OvaScience may not succeed in doing so.

OvaScience may not be able to successfully develop OvaTure, OvaPrime or other potential fertility treatments.

        In 2016, OvaScience began a clinical trial of OvaPrime in Canada, and in January 2018, OvaScience announced initial clinical data from this trial. The successful enrollment of patients in any future clinical studies and their results, including whether and by how much OvaPrime restores egg production, will impact OvaScience's ability to further introduce the treatment, obtain approval where necessary, and ultimately generate revenues from any sales of OvaPrime. If the results of the clinical trials are unfavorable, OvaPrime may not be viable or significant additional time and expense could be required before OvaScience is able to commercialize this potential fertility treatment. OvaScience's OvaTure program is in preclinical development, and OvaScience may not succeed in fertilizing an EggPC cell-derived egg, determining a clinical and regulatory pathway for OvaTure, or developing a viable commercial model for the treatment if OvaScience succeeds in its development efforts. Further, the time it takes to achieve discovery stage goals can is unpredictable.

OvaScience faces significant risks associated with clinical trials.

        Clinical studies are expensive, difficult to design and implement and uncertain as to outcome. Regulatory authorities and IRB or ethics committees regulate clinical trials and can suspend or terminate them for many reasons, or require additional expensive and time consuming preclinical work. Success in animal and preclinical studies does not ensure that studies in humans will be successful, and interim or preliminary findings do not necessarily predict final results. OvaScience's potential fertility treatments rely on new and complex technology that impacts human reproductive systems. Therefore, regulatory authorities and ethics committees may be especially cautious in reviewing and approving its clinical protocols for such potential fertility treatments.

        The timing of results from and completion of the studies will depend, in part, on OvaScience's ability to enroll clinic sites and patients in the studies on the timeline expected. Enrollment in any studies could be delayed for a number of reasons, including the unwillingness of patients to undergo, or physicians to prescribe, an additional surgical procedure in connection with IVF.

        Patient and clinical site enrollment may be affected by other factors, including:

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  timing and capacity of tissue processing facilities and third party manufacturers;

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  novelty of the potential fertility treatments being tested;

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  form of infertility or severity of the condition being treated;

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  eligibility criteria for the study in question;

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  rates of success of competitive fertility treatments;

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  perceived risks and benefits of the potential fertility treatments under study;

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  any negative publicity or political or governmental action related to OvaScience's or its competitors' potential fertility treatments or IVF;

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  known side effects of the potential fertility treatments under study, if any;

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  efforts of IVF clinics to facilitate enrollment in studies or clinical trials;

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  patient referral practices of physicians;

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  ability to monitor patients adequately during and after treatment; and

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  proximity and availability of clinical trial sites for prospective patients.

        OvaScience's inability to enroll a sufficient number of clinic sites or patients for clinical trials for OvaPrime or OvaScience's other fertility treatments would result in significant delays or may require OvaScience to abandon one or more clinical trials altogether. Enrollment delays in OvaScience's clinical trials may result in increased development costs for OvaScience's potential fertility treatments, which would cause the value of OvaScience to decline and limit its ability to obtain additional financing.

Even if OvaScience is able to commercialize any of its fertility treatments, OvaScience may fail to achieve the degree of market acceptance by physicians, patients and others in the medical community necessary for commercial success.

        Even if OvaScience is able to commercialize any of its fertility treatments, OvaScience may nonetheless fail to gain sufficient market acceptance by physicians, patients and others in the medical community. For example, doctors may continue to rely on current treatments, including fertility drugs and standard IVF, which are well established in the medical community. In addition, the novel nature of, as well as the need for a laparoscopic biopsy to be performed in connection with AUGMENT, OvaPrime and OvaTure may affect market acceptance by physicians and patients, if and when they receive regulatory approval as required. OvaScience's ability to gain market acceptance of OvaScience's treatments will depend on the experience women have with these treatment options over time. If OvaScience's potential fertility treatments do not achieve an adequate level of acceptance, OvaScience may not generate significant treatment revenues and OvaScience may not become profitable. The degree of market acceptance of OvaScience's fertility treatments, after receipt of any necessary licenses or approvals, will depend on a number of factors, including:

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  efficacy and potential advantages as compared to standard IVF or other alternative treatments;

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  ability to reduce the number of IVF cycles required to achieve a live birth;

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  ability to reduce the cost of standard IVF;

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  ability to reduce the incidence of multiple births;

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  the willingness of the target population to undergo, and of physicians to prescribe, an additional surgical procedure in connection with IVF;

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  convenience compared to alternative treatments;

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  adverse effects on mothers or on children conceived using OvaScience's potential fertility treatments;

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  ability to improve the side effect profile of infertility treatment;

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  the willingness of the target population and of physicians to try new therapies based on recent scientific discoveries;

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  limitations on the existing infrastructure to support potential fertility treatments, including adequately trained embryologists and the willingness of IVF clinics to incorporate the process into their current treatment regimens;

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  the willingness and ability of patients to pay out of pocket for OvaScience's potential fertility treatments, which will be in addition to the price of a standard IVF procedure;

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  whether IVF clinics believe OvaScience's treatments will provide them with a competitive and economic advantage;

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  any negative publicity or governmental or political action related to fertility treatments or IVF; and

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  the strength of marketing and distribution support.

        In addition, OvaScience's ability to successfully commercialize its potential fertility treatments will depend on the continued use and acceptance of IVF, ICSI and fertility treatments generally. To the extent that the medical community or patient population determines that these procedures are unsafe or are otherwise not generally accepted, the market for OvaScience's potential fertility treatments and, therefore, OvaScience's business would be negatively affected.

If OvaScience is unable to establish sales and marketing capabilities or enter into additional agreements with third parties to sell and market their potential fertility treatments, OvaScience may not be successful in commercializing them.

        To achieve commercial success for any potential fertility treatment, OvaScience must either develop a sales and marketing team or outsource these functions to third parties.

        There are risks involved both with establishing OvaScience's own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay the introduction of any fertility treatment. If the commercial introduction or expansion of OvaScience's treatments for which OvaScience recruits a sales force and establishes marketing capabilities is delayed or does not occur for any reason, OvaScience would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and OvaScience's investment would be lost if OvaScience cannot retain or reposition its sales and marketing personnel. For example, OvaScience incurred restructuring costs in connection with the corporate restructurings that it announced in December 2016, June 2017 and January 2018.

        If OvaScience enters into arrangements with third parties to perform sales, marketing and distribution services, OvaScience's treatment revenues or the profitability of these treatment revenues to OvaScience are likely to be lower than if OvaScience was to market and sell any potential fertility treatment itself. In addition, OvaScience may not be successful in entering into arrangements with third parties to sell and market their potential fertility treatments or may be unable to do so on terms that are favorable to OvaScience. OvaScience likely will have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market OvaScience's potential fertility treatments effectively and in compliance with applicable laws.

OvaScience may not be successful in obtaining necessary rights to additional technologies or potential fertility treatments, including from OvaScience's scientific founders, for OvaScience's development pipeline through acquisitions and in-licenses.

        OvaScience may be unable to acquire or in-license additional technologies or potential fertility treatments from third parties, including OvaScience's scientific founders, in order to grow OvaScience's business. A number of more established companies may also pursue strategies to license or acquire potential fertility treatments that OvaScience may consider attractive. These established companies may have a competitive advantage over OvaScience due to their size, cash resources and greater clinical development and commercialization capabilities.

        For example, OvaScience's scientific founders continue to be active in the field of infertility and may develop new potential fertility treatments or intellectual property based on their continued research relating to infertility. The rights to new inventions by OvaScience's scientific founders generally belong to the hospitals and academic institutions at which they are employed and are not subject to license or other rights in their favor. In the event that OvaScience's scientific founders, or other third party scientists or entities, develop potential fertility treatments or intellectual property that they wish to acquire or in-license, they may be unable to negotiate such acquisition or in-license. OvaScience's failure to reach an agreement for any applicable potential fertility treatment or intellectual property could result in a third party acquiring the related rights and thereby harm OvaScience's business.

        In addition, companies that perceive OvaScience to be a competitor may be unwilling to assign or license rights to OvaScience. OvaScience also may be unable to license or acquire relevant potential fertility treatments on terms that would allow OvaScience to make an appropriate return on their investment.

        OvaScience expects that competition for acquiring and in-licensing potential fertility treatments that are attractive to OvaScience may increase in the future, which may mean fewer suitable opportunities for OvaScience as well as higher acquisition or licensing costs. If OvaScience is unable to successfully obtain rights to suitable potential fertility treatments on reasonable terms, or at all, OvaScience's business, financial condition and prospects for growth could suffer.

OvaScience faces substantial competition, including from more established infertility treatments, such as standard IVF, as well as advances in new artificial reproductive technologies, which may result in others discovering, developing or commercializing potential fertility treatments before or more successfully than OvaScience does.

        There are a number of fertility treatments that are generally accepted in the medical and patient communities, including fertility drugs, IUI and IVF. Competition in the infertility market is largely based on pregnancy and live birth rates and side effects of treatment on patients. Accordingly, OvaScience's success is highly dependent on its ability to develop potential fertility treatments that improve pregnancy and live birth rates and reduce risks and side effects, as compared to existing treatments. The ability of any potential fertility treatment that OvaScience successfully develops to reduce the overall costs associated with IVF also will be an important competitive factor.

        Competitors may develop new infertility drugs, assisted reproductive technology, or ART, therapies, devices and techniques that could render obsolete OvaScience's potential fertility treatments. There are a number of pharmaceutical companies, biotechnology companies, universities and research organizations actively engaged in research and development of potential fertility treatments. Like OvaScience's treatments, some of these potential fertility treatments are designed to address the shortcomings of IVF. In particular, OvaScience is aware of a number of companies and laboratories that are currently developing potential fertility treatments intended to identify high quality embryos for use in IVF, a university study of the transfer of granulosa cell mitochondria into eggs, a university study using pronuclear transfer for improvement in IVF success rates and a university study of induced pluripotent stem cells, or iPS, shows that iPS cells can be generated from somatic cells and programmed to become differentiated cells, which can include germ line cells such as oocytes. If successfully developed, these potential fertility treatments could improve outcomes and alleviate some of the other shortcomings of standard IVF, thereby decreasing the need for OvaScience's potential fertility treatments. At this time, OvaScience cannot evaluate how its potential fertility treatments, if successfully developed and commercialized, would compare technologically, clinically or commercially to any other potential fertility treatments being developed or to be marketed by competitors. There can be no assurance that OvaScience will be able to compete effectively.

        OvaScience's competitors may develop and commercialize new technologies before OvaScience does, allowing them to offer potential fertility treatments, services or solutions that are superior to those that they may offer or which establish market positions before the time, if any, at which OvaScience is able to bring potential fertility treatments to the market. Many of OvaScience's competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than they do and significantly greater experience in the discovery and development of potential fertility treatments, obtaining FDA and other regulatory approvals of potential fertility treatments and the commercialization of those treatments. Accordingly, OvaScience's competitors may be more successful than OvaScience in developing, commercializing and achieving widespread market acceptance. OvaScience's competitors' potential fertility treatments may be safer, more effective or more effectively marketed and sold than any treatment OvaScience may commercialize and may render OvaScience's potential fertility treatments obsolete or non-competitive before OvaScience can recover the expenses of developing and commercializing any of OvaScience's potential fertility treatments. OvaScience anticipates that it will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

OvaScience could be subject to negative publicity, political action and additional regulation because of the nature of OvaScience's potential fertility treatments. These factors could increase OvaScience's development and commercialization costs.

        OvaScience's potential fertility treatments are based on innovative science regarding eggs, embryos and fertilization. These can be controversial subjects and, as a result, OvaScience could be subject to adverse publicity, political reaction and regulation, as well as changes to the laws and regulations affecting OvaScience's potential fertility treatments. This may result in OvaScience incurring costs beyond what OvaScience anticipates in order to develop and commercialize OvaScience's potential fertility treatments or may make it impossible to develop OvaScience's potential fertility treatments at all. Bad publicity could also delay or impede OvaScience's ability to obtain any necessary licenses or authorizations for OvaScience or OvaScience's clinic accounts to introduce or continue to provide OvaScience's treatments in countries where the criticism occurs. In addition, some states are considering adopting legislation defining when personhood begins. To the extent adopted, this legislation could limit, restrict or prohibit the use of IVF, which would have a negative effect on OvaScience's ability to develop and sell OvaScience's potential fertility treatments and, as a result, on OvaScience's business.

Product liability lawsuits against OvaScience could cause OvaScience to incur substantial liabilities and to limit commercialization of any potential fertility treatments that OvaScience may develop.

        OvaScience faces an inherent risk of product liability exposure related to the use of OvaScience's fertility treatments in humans and will face an even greater risk as OvaScience continues the development and commercialization of its potential fertility treatments. Product liability claims involving OvaScience's activities may be brought for significant amounts because OvaScience's potential fertility treatments involve mothers and children. For example, it is possible that OvaScience will be subject to product liability claims that assert that OvaScience's potential fertility treatments have caused birth defects in children or that such defects are inheritable. In light of the nature of OvaScience's planned activities, these claims could be made many years into the future based on effects that were not observed or observable at the time of birth. If OvaScience cannot successfully defend itself against claims that OvaScience's potential fertility treatments caused injuries, OvaScience will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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  decreased demand for any potential fertility treatment that OvaScience may develop;

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  injury to OvaScience's reputation and significant negative media attention;

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  withdrawal of clinical trial participants;

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  significant costs to defend the related litigation;

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  substantial monetary awards or payments to trial participants or patients;

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  loss of revenue;

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  the diversion of management's resources; and

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  the inability to commercialize any potential fertility treatments that OvaScience may develop.

        OvaScience obtained product liability insurance coverage when OvaScience initiated its AUGMENT treatment study in the United States and introduced AUGMENT in select IVF centers outside of the United States. OvaScience will need to maintain product liability insurance coverage as OvaScience continues to introduce the OvaPrime and OvaTure treatments, and/or conduct clinical trials for OvaScience's current or potential fertility treatments. Such insurance is increasingly expensive and difficult to procure. In the future, such insurance may not be available to OvaScience at all or may only be available at a very high cost and, if available, may not be adequate to cover all liabilities that OvaScience may incur. In addition, OvaScience may need to increase its insurance coverage in connection with the commercialization of OvaScience's current or potential fertility treatments. If OvaScience is not able to obtain and maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise, OvaScience's business could be harmed, possibly materially.

Procedures such as IVF, as well as companies that manufacture and store cells and tissues, are the subject of standards and recommendations by national regulatory authorities and/or non-governmental bodies. Failure to comply with these standards could harm OvaScience's commercial prospects or subject OvaScience to negative media attention or government sanctions.

        Various countries where OvaScience may seek to introduce its fertility treatments have standards set by regulatory authorities and/or non-governmental bodies that govern IVF procedures and the procurement, storage and processing of gametes and embryos for use in IVF procedures. In the UK, for example, the United Kingdom's Human Fertilisation and Embryology Authority (the "HFEA") has adopted a Code of Practice, as well as supplementary guidance documents, with which licensed IVF clinics are obliged to comply. Similarly, the UK's Association of Clinical Embryologists has adopted a series of best practice guidelines for its members. Even where these standards are voluntary, if OvaScience, or third parties that OvaScience works with, including IVF clinics, fail to comply with these standards, OvaScience's commercial prospects could be harmed because patients may prefer to use the services and potential fertility treatments of companies that meet these standards. Similarly, physicians or IVF clinics may be less likely to endorse or use procedures or potential fertility treatments that fail to comply with such standards. In addition, failure to meet the standards could subject OvaScience to negative media attention.

Risks Related to Regulation of OvaScience's Potential Fertility Treatments and Other Regulatory Matters

OvaScience's potential plans to develop and introduce OvaPrime and make AUGMENT available in selected regions outside of the United States depend upon these treatments meeting the requirements of a class of products or a type of practice or treatment exempt from pre-market review and approval of applications for marketing authorizations in such regions. Determinations by regulators in the markets OvaScience targets that these treatments do not meet the requirements for a class of products exempt from pre-market review and approval could significantly delay or prevent commercialization of those products. Failure to obtain marketing approval in international regions, to the extent required, would prevent OvaScience's potential fertility treatments from being marketed in such regions.

        OvaScience's potential plans to introduce OvaPrime and make AUGMENT available in select regions outside of the United States depend upon the treatments meeting the requirements of a class of products or a type of practice or treatment exempt from pre-market review and approval of applications for marketing authorizations in such regions. There can be no assurance that this will be the case in any particular jurisdiction, or that applicable Foreign Regulatory Authorities will agree with OvaScience's determinations that OvaScience's treatments meet these requirements. If the Foreign Regulatory Authorities in a given country disagree with OvaScience's determination that OvaScience's treatments are exempt from pre-market review and approval of applications for marketing authorizations required for drugs, biologics, medicinal products and medical devices, then OvaScience likely will be required to cease commercial marketing of that fertility treatment in that country, and may not be able to resume commercial marketing without first demonstrating safety and efficacy through clinical trials, submitting an application for marketing authorization, and receiving approval from the relevant regulatory authorities. In these circumstances, OvaScience is likely to be significantly delayed in its ability to commercialize its fertility treatments in such country, or OvaScience may elect to cease its commercialization activities in that country altogether. In 2012, OvaScience commenced a clinical study of AUGMENT in the United States relying on OvaScience's conclusion that AUGMENT met the requirements for a section 361 HCT/P, and therefore did not require an IND. In September 2013, however, OvaScience received an "untitled" letter from the FDA questioning the status of AUGMENT as a section 361 HCT/P and advising OvaScience to file an IND for AUGMENT. As a result, OvaScience chose to suspend enrollment in its AUGMENT study in the United States. In March 2018, Health Canada informed OvaScience that performing AUGMENT violates Canada's Assisted Human Reproduction Act, and requested that OvaScience cease offering AUGMENT in Canada. Accordingly, OvaScience is no longer making AUGMENT available in Canada.

        OvaScience will be unable to complete the development of OvaTure if OvaScience does not obtain authorization to fertilize an Egg PC cell-derived egg. From time to time, OvaScience has engaged in discussions regarding its fertility treatments with Foreign Regulatory Authorities in certain of the countries in which OvaScience has introduced such fertility treatment or potential fertility treatment. If any of OvaScience's fertility treatments were subject to pre-market approval in a particular region, failure to obtain such required marketing approval in international regions would prevent OvaScience from marketing such fertility treatment in such regions, which could have a material adverse effect on OvaScience's business, results of operations or financial condition.

        Further, if Foreign Regulatory Authorities in a particular region determine that OvaScience's fertility treatments do not meet the requirements of a class of products that is exempt from pre-market approval of applications for marketing authorization, then in order to market and sell its potential fertility treatments in that region, OvaScience or its third party collaborators may need to obtain separate marketing approvals and will need to comply with numerous and varying regulatory requirements, as described above. Additionally, study or license requirements vary among countries and may cause delays of or suspension of the approval process and can involve additional testing. The time required to obtain approval in foreign regions can be lengthy, and may differ substantially from region to region. The regulatory approval process outside the United States may be subject to risks like those associated with obtaining FDA approval. In addition, in many countries, a treatment must be approved for reimbursement before the treatment can be approved for sale in that country. Furthermore, some countries have restrictions particular to IVF and/or other fertility treatments, which may impose additional regulatory barriers for market entry for OvaScience's potential fertility treatments. If required, OvaScience may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA for marketing in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA.

        By way of example, regulators could determine that OvaPrime, OvaTure or AUGMENT, and/or any other potential fertility treatments, do not meet the requirements for a class of products exempt from pre-market review and approval. In that case, they could be regulated as medicinal products (including advanced therapy medicinal products), as medical devices or as human tissues and cells intended for human applications. For example, products regulated as advanced therapy medicinal products may only be placed on the market in the EU once they have been granted a marketing authorization by the European Commission. Securing a marketing authorization from the European Commission requires the submission of extensive preclinical and clinical data and supporting information, including information about the manufacturing process, to the EMA to establish the potential fertility treatment's safety, efficacy and quality. Following review of the marketing authorization application the EMA will issue an opinion, which the European Commission will take into account when deciding whether or not to grant a marketing authorization. If OvaScience is required to follow this regulatory pathway for OvaPrime, OvaTure treatment or their potential fertility treatments, this may significantly delay or preclude commercialization of these treatments. Similar determinations in other markets outside of the United States could have the same impact.

        Even if regulators in regions outside of the United States, such as the EU, deem OvaScience's treatments to be exempt from pre-market review and approval of an application for marketing authorization as required of drugs, biologics, medicinal products and medical devices, other regulatory requirements may nevertheless be applicable. For example, medical treatments and processes, such as IVF, may be regulated at the national level, which is the case in the EU. Such national regulations may restrict the extent to which the eggs used in IVF treatments may be manipulated and so may prevent OvaScience from commercializing its treatments in that country. Alternatively, such regulations may require the IVF facilities to be licensed by the national regulatory authority to perform specific IVF procedures or require OvaScience or OvaScience's clinic accounts to obtain special approval of or licenses from national regulatory bodies to introduce OvaScience's treatments in that country. For example, there are specific fertility regulatory authorities, such as the United Kingdom's HFEA, which license IVF facilities and determine what procedures such establishments may perform. In other countries, the national health authority may delegate the review of a fertility treatment to an industry self-regulatory body, an institutional review board, or other body. For example, the approval of OvaScience's clinic account's application to use AUGMENT in Japan was made by the JSOG. However, in some countries, there are no clear guidelines on what standards may apply to OvaScience's treatments or what licenses or approvals may be required. If OvaScience is unable to obtain any required licenses or approvals in a particular country, if the application process takes longer than expected, or if additional licenses or approvals are required to commercialize the treatment on a large scale, then OvaScience's introduction of its fertility treatments in such countries may be delayed, OvaScience may incur additional expenses, and OvaScience may determine not to provide the treatment in such countries.

It is unclear what regulatory pathway FDA will ultimately require for OvaPrime, OvaTure and AUGMENT or any other potential fertility treatments OvaScience may develop.

        In 2012, OvaScience commenced a clinical study of AUGMENT in the United States. OvaScience did so without an IND on the basis of their conclusion that FDA would regulate AUGMENT as a section 361 HCT/P.

        In September 2013, OvaScience received an "untitled" letter from the FDA advising OvaScience to file an IND application for AUGMENT. Following the receipt of the FDA letter, OvaScience chose to suspend the availability of AUGMENT in the United States. OvaScience believes that AUGMENT meets the regulatory definition of a section 361 HCT/P or is a procedure that can be performed as part of the practice of medicine—and in either case, is exempt from pre-market approval. AUGMENT involves isolation of mitochondria from egg precursor cells, and injection of those mitochondria into the same woman's egg, which OvaScience believes constitutes minimal manipulation of both the mitochondria and the egg. OvaScience believes AUGMENT involves only homologous use, does not combine the oocyte with an article that raises new safety concerns, and involves tissues for reproductive use. OvaScience therefore believes that AUGMENT meets all four of the criteria for a section 361 HCT/P set forth in FDA's regulation. If the FDA ultimately agrees with OvaScience's conclusions, AUGMENT would not be required to be the subject of clinical trials pursuant to an IND, nor will it be required to seek FDA pre-market review and approval of an NDA or BLA. However, both AUGMENT, OvaPrime and OvaScience's potential fertility treatments constitute new technologies, the proper regulatory characterization of which likely constitute matters of first impression for FDA. Particularly because AUGMENT, OvaPrime and OvaScience's potential fertility treatments are intended to result in the creation of human life, there can be no assurance that FDA will agree with OvaScience's views as to the proper regulatory characterization of AUGMENT, OvaPrime or any of OvaScience's potential fertility treatments. FDA may conclude that AUGMENT, OvaPrime and/or potential fertility treatments constitute drugs, biologics, or medical devices. If FDA makes such a determination for AUGMENT, OvaPrime or any of OvaScience's potential fertility treatments, OvaScience may be required to conduct clinical trials under an IND (or investigational device exemption for a medical device) and seek FDA pre-market review and approval of an NDA or BLA (or premarket approval for a medical device). In that event, OvaScience's may abandon pursuing that potential fertility treatment in the United States, or suffer significant delays and expense seeking to obtain any necessary approval.

Even if the FDA regulates AUGMENT as a section 361 HCT/P, adequate substantiation must still be generated for any claims made in the marketing of AUGMENT before it is commercialized in the United States. Failure to establish such adequate substantiation in the opinion of federal or state authorities or equivalent Foreign Regulatory Authorities could substantially impair the ability to generate revenue with respect to AUGMENT.

        If AUGMENT does not ultimately need to be submitted to the FDA for preapproval due to the FDA regulating the treatment as a section 361 HCT/P, adequate substantiation must still be generated for claims made in any marketing materials for the treatment. Both the U.S. Federal Trade Commission (FTC) and the states retain jurisdiction over the marketing of products for which advertising and promotion are not regulated by the FDA, and require certain standards of evidence to support claims made in marketing materials. Many countries outside of the United States have similar regulatory authorities that regulate the marketing of products. The ultimate marketer of AUGMENT will need to generate such adequate substantiation for any claims made about AUGMENT. If, however, after marketing commences of AUGMENT in the United States, the FTC or one or more states or foreign authorities conclude that adequate substantiation does not exist for any claims, the marketer may be subject to significant penalties or may be forced to alter or cease marketing of AUGMENT in one or more jurisdictions. In addition, if the promotion of AUGMENT suggests that AUGMENT is intended for uses that are not consistent with a section 361 HCT/P, the FDA or equivalent Foreign Regulatory Authorities might consider the potential fertility treatment to be a new drug or biologic. The marketer of AUGMENT will therefore be limited in the promotional claims that it could make about AUGMENT.

Procedures such as IVF, as well as companies that manufacture and store cells and tissues, are the subject of standards and recommendations by national non-governmental bodies. Failure to comply with these standards could harm OvaScience's commercial prospects or subject OvaScience to government sanctions.

        Various countries where OvaScience may seek to introduce its fertility treatments have standards set by regulatory authorities and/or non-governmental bodies that govern IVF procedures and the procurement, storage and processing of gametes and embryos for use in IVF procedures. In the UK, for example, the HFEA has adopted a Code of Practice with which licensed IVF clinics are obliged to comply, as well as supplementary guidance documents. Similarly, the UK's Association of Clinical Embryologists has adopted a series of best practice guidelines for its members. Even where these standards are voluntary, if OvaScience, or third parties that OvaScience works with, including IVF clinics, fail to comply with these standards, OvaScience's commercial prospects could be harmed because patients may prefer to use the services and potential fertility treatments of companies that meet these standards. Similarly, physicians or IVF clinics may be less likely to endorse or use procedures or potential fertility treatments that fail to comply with such standards.

Numerous states place restrictions on the operation of facilities and laboratories that recover, test, process, manufacture, store or dispose of certain cells and tissues. If OvaScience does not comply with such state regulations, as well as potential local regulations, OvaScience could be subject to significant sanctions.

        Various states, including New York, California, Florida, Illinois, Maryland, Texas, Massachusetts and others, impose requirements on facilities and laboratories that recover, test, process, manufacture, store or dispose of certain cells and tissues. These requirements can have significant geographic reach. In Maryland, for example, the permit requirements applicable to tissue banks, including reproductive tissue banks, apply not only to tissue banks located in Maryland, but also those tissue banks located outside of the state that are represented or serviced in Maryland. In some cases, the requirements imposed by states, such as record keeping and testing requirements, may be more stringent than those imposed by the FDA. If OvaScience begins commercialization of its fertility treatments in the United States, OvaScience will have to comply with these state requirements. Failure to comply with these state requirements could subject OvaScience to significant sanctions.

OvaScience will not be able to sell any potential fertility treatment that is regulated as a medical device without obtaining and maintaining necessary regulatory clearances or approvals.

        Some regions or countries may determine that certain of OvaScience's potential fertility treatments, or certain aspects of such treatments, such as the innovative culture media solution that OvaScience is planning to develop, should be regulated as medical devices. In such cases, OvaScience will need to seek approval or clearance from the appropriate regulatory authorities in such countries.

        In the EU, for example, OvaScience will need to complete a conformity assessment procedure, to demonstrate that OvaScience's fertility treatments conform to the essential requirements set out in EU law, and only then may OvaScience apply the CE mark to the products, which would allow the products to be marketed throughout the EU. In other countries, such products may be subject to pre-market review and approval by regulatory authorities or some other form of regulatory clearance. OvaScience cannot guarantee that it will be able to complete the necessary conformity assessment procedures or obtain the necessary regulatory clearances of pre-market approvals of these medical devices. In addition, any modifications to medical devices that OvaScience successfully brings to market, if any, may require new conformity assessment procedures, regulatory clearances or pre-market approvals. Marketing a medical device without the necessary CE mark, clearance or approval could result in a warning letter, fines, injunctions, product seizures or other civil or criminal penalties. Delays in OvaScience's receipt of CE marking, regulatory clearance or pre-market approval will cause delays in OvaScience's ability to sell OvaScience's potential fertility treatments, which will have a negative effect on OvaScience's ability to generate and grow revenues.

In addition to the challenges associated with obtaining any necessary marketing approvals in international jurisdictions, economic, political and other risks associated with foreign operations could adversely affect OvaScience's international sales.

        If OvaScience succeeds in commercializing any products internationally, then OvaScience's business will be subject to additional risks associated with doing business internationally. For example, OvaScience's future results of operations could be harmed by a variety of factors, including:

  •
  changes in foreign currency exchange rates;

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  changes in a country's or region's political or economic conditions, particularly in developing or emerging markets;

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  trade protection measures and import or export licensing requirements;

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  differing business practices associated with foreign operations;

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  difficulty in staffing and managing widespread operations, including compliance with labor laws and changes in those laws;

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  differing protection of intellectual property and changes in that protection; and

  •
  differing regulatory requirements and changes in those requirements.

        OvaScience currently has a limited international infrastructure including, without limitation, sales, manufacturing and distribution capabilities. Establishing and expanding commercial activities and complying with laws in foreign jurisdictions may be costly and could disrupt OvaScience's operations.

Even if OvaScience's fertility treatments are not subject to pre-market review and approval, OvaScience may be subject to certain ongoing regulation in some regions. OvaScience could be subject to significant civil or criminal penalties if OvaScience fails to comply with these requirements, and OvaScience may be unable to commercialize its potential fertility treatments.

        If regulatory authorities allow OvaScience's fertility treatments to be offered to patients in any of the countries OvaScience seeks to access, OvaScience will still be subject to numerous post-market requirements. Post-marketing requirements applicable to such products vary by region and by country. For example, in the United States, section 361 HCT/Ps are subject to several regulatory requirements, including those related to registration and listing, record keeping, labeling, cGTPs, donor eligibility and other activities. HCT/Ps that do not meet the definition of a section 361 HCT/P and, therefore, are approved via an NDA or BLA, are also subject to these and additional ongoing obligations. If OvaScience fails to comply with these requirements, or similar requirements in foreign jurisdictions, OvaScience could be subject to warning letters, product seizures, injunctions or civil and criminal penalties.

        Moreover, even if the FDA or equivalent Foreign Regulatory Authorities allow OvaScience's fertility treatments to be marketed without pre-market approval, the regulatory authorities could still seek to take enforcement action, which could include serving a written order that an HCT/P be recalled or destroyed, taking possession of the HCT/P, requiring cessation of manufacturing, or otherwise seeking to withdraw the potential fertility treatment from the market for a variety of reasons, including if the regulatory authority develops concerns regarding the safety of the potential fertility treatment or its manufacturing process.

Any fertility treatment for which OvaScience is required to obtain marketing approval, and for which OvaScience obtains such marketing approval, will be subject to continuing regulation after approval. OvaScience may be subject to significant penalties if it fails to comply with these requirements.

        Any potential fertility treatment for which OvaScience obtains approval or clearance of an application for marketing authorization, will be subject to continuing regulation by the FDA or equivalent Foreign Regulatory Authorities. Specific requirements will vary by country and/or region. In general, however, such requirements will include those relating to, among other things, submission of safety and other post-marketing information and reports, registration and listing, manufacturing, packaging, quality control, storage, distribution, quality assurance and corresponding maintenance of records and documents, labeling, advertising and promotional activities, distribution of samples to physicians and recordkeeping. Even if marketing approval or clearance of a potential fertility treatment is granted, the approval or clearance may be subject to limitations on the uses for which the potential fertility treatment may be marketed, be subject to restrictions on distribution or use, or contain requirements for costly post-marketing testing to further evaluate the safety or efficacy of the potential fertility treatment. The FDA and equivalent Foreign Regulatory Authorities closely regulate the post-approval marketing and promotion of drugs, biologics and medical devices to ensure such products are marketed only for the approved indications or cleared uses and in accordance with the provisions of the approved labeling. The FDA and equivalent Foreign Regulatory Authorities impose stringent restrictions on manufacturers' communications regarding off-label use and if OvaScience markets its potential fertility treatments for uses other than for their approved indications, OvaScience may be subject to enforcement action.

        In addition, later discovery of previously unknown problems with OvaScience's potential fertility treatments, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

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  restrictions on the labeling or marketing of potential fertility treatments;

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  restrictions on distribution or use of potential fertility treatments;

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  requirements to conduct post-marketing clinical trials;

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  warning or untitled letters from the FDA or equivalent Foreign Regulatory Authorities;

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  withdrawal of potential fertility treatments from the market;

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  refusal to approve pending applications or supplements to approved applications;

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  recall of potential fertility treatments;

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  fines, restitution or disgorgement of profits or revenue;

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  suspension or withdrawal of marketing approvals;

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  refusal to permit the import or export of OvaScience's potential fertility treatments;

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  product seizure;

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  injunctions; or

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  the imposition of civil or criminal penalties.

It is unlikely that third party payors will cover or reimburse for OvaPrime, OvaTure or other future potential fertility treatments and services, and many patients may be unable to afford them.

        Many third party payors, both in the United States and foreign countries, including national health services or government funded insurance programs as well as private payors, place significant restrictions on coverage and reimbursement for IVF and other ART procedures. Those restrictions may include limits on the types of procedures covered, limits on the number of procedures covered and overall annual or lifetime dollar limits on reimbursement for IVF and other ART procedures. As a result, OvaScience believes very few third party payors, either in the United States or outside the United States, will reimburse for OvaPrime, OvaTure, or other future potential fertility treatments and services. Thus, it is likely that IVF clinics and physicians will be able to use OvaPrime, OvaTure, and other future potential fertility treatments and services only if the patient can afford and is willing to pay out-of-pocket. The cost of OvaPrime, OvaTure and other future potential fertility treatments and services may be beyond the means of many patients. This may limit the size of the market and prices charged for OvaPrime, OvaTure or other future potential fertility treatments and services and, thereby, limit OvaScience's future revenues.

        Even in those limited situations in which third-party payors may cover the OvaPrime treatment, OvaTure, or other future potential fertility treatments and services, cost containment pressures may later cause these third party payors to adopt strategies designed to limit the amount of reimbursement paid to IVF clinics and physicians, including but not limited to the following:

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  reducing reimbursement rates;

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  challenging the prices charged for medical potential fertility treatments or services;

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  further limiting potential fertility treatments and services covered;

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  challenging whether potential fertility treatments or services are medically necessary;

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  taking measures to limit utilization of potential fertility treatments and services;

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  negotiating prospective or discounted contract pricing;

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  adopting capitation strategies; and

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  seeking competitive bids.

        Additionally, in those limited situations where ART procedures such as IVF are available to disabled patients of childbearing age enrolled in federal healthcare programs, such as Medicare, the covered services and potential fertility treatments may be subject to changes in coverage and reimbursement rules and procedures, including retroactive rate adjustments. These contingencies could even further decrease the range of potential fertility treatments and services covered by such programs or the reimbursement rates paid directly or indirectly for such potential fertility treatments and services. Such changes could further limit OvaScience's ability to sell OvaScience's potential fertility treatments, which may have a material adverse effect on OvaScience's revenues.

        The reimbursement process for products and procedures outside the United States generally is subject to risks, like those associated with reimbursement in the United States, including the risk that it is unlikely that third party payors will cover or reimburse OvaPrime, OvaTure or other future potential fertility treatments and services. Many national health services and third party payors in the EU already place coverage and reimbursement limits on ART procedures, including IVF, and may impose even greater limits in the future. In many EU member states, medicinal products and medical devices are subject to formal pricing and reimbursement approvals before they can be reimbursed by national health services or government-funded insurance schemes. Reimbursement may be conditional on the agreement by the seller not to sell the product above a fixed price in that country, or the national authority may unilaterally establish a reimbursement price in connection with the inclusion of the product on a list of reimbursable products.

        The likelihood that many third party payors will refuse to cover and reimburse for OvaPrime, OvaTure and other future potential fertility treatments and services and that many patients will be unable to afford to pay for them out of pocket may reduce the demand for, or the price of, OvaPrime, OvaTure and other future potential fertility treatments and services, which would have a material adverse effect on OvaScience's revenues. Additional legislation or regulation relating to the healthcare industry or third party coverage and reimbursement may be enacted in the future, and could adversely affect the revenues generated from the sale of OvaScience's potential fertility treatments.

Several states and certain foreign countries have enacted legislation that may hamper the ability of IVF clinics and physicians to pass through the cost of OvaScience's potential fertility treatments to patients or third party payors.

        Several states, including California and New York, and certain foreign countries require direct billing of laboratory or pathology services, prohibit physicians from marking up the cost of laboratory or pathology services when they pass these costs on to patients or other payors or require that physicians disclose to patients what they actually paid to obtain laboratory or pathology services. Additionally, the federal government has enacted regulations limiting the Medicare reimbursement available to physicians who contract out the technical component of certain laboratory and pathology procedures.

        To the extent that OvaTure, OvaPrime or other future potential fertility treatments or services are treated as laboratory or pathology services for purposes of reimbursement, these laws may make it difficult for OvaScience to market those potential fertility treatments and services to IVF clinics and physicians in some states and may also require OvaScience to restructure its business model before OvaScience can expand into certain markets. To the extent that OvaScience's IVF clinic and physician customer base anticipates seeking Medicare reimbursement, these laws may require a comprehensive restructuring of OvaScience's business model, and therefore adversely impact OvaScience's ability to market OvaScience's potential fertility treatments. Any additional legislation or regulation in this area could also adversely affect OvaScience's ability to market OvaScience's potential fertility treatments.

OvaScience's current and future arrangements with third party payors and IVF clinics and physicians may be subject to foreign, federal and state fraud and abuse laws and regulations, which could expose OvaScience to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        Even though OvaScience anticipates very limited third party coverage and reimbursement, including from federal healthcare programs, for any of OvaScience's potential fertility treatments and services, OvaScience's current and future arrangements with third party payors and IVF clinics and physicians may expose OvaScience to broadly applicable fraud and abuse laws and regulations that may constrain the business or financial arrangements and relationships through which OvaScience markets, sells and distributes OvaPrime, OvaTure and any other future potential fertility treatments and services for which OvaScience obtains marketing approval. Restrictions under federal and state fraud and abuse laws and regulations that may be applicable to OvaScience's business include the following:

  •
  the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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  the federal Stark law prohibits physicians from referring patients to hospitals, laboratories, and other types of entities in which they or their immediate family members have a financial interest, if the referral is for a select list of Medicare or Medicaid-covered services, including most clinical laboratory services, and also prohibits entities that furnish the covered services subsequent to a prohibited referral from billing Medicare or Medicaid for the services provided and from receiving payment from a federal healthcare program for those services;

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  U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. government;

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  the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers as well as their business associates that perform certain services for or on their behalf involving the use or disclosure of HIPAA protected health information;

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  the U.S. Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other "transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members;

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  analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures; state laws and regulations that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws requiring the registration of pharmaceutical sales representatives; state and non-U.S. laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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  analogous foreign laws and regulations, such as anti-bribery laws and laws governing the promotion of medicinal products or medical devices, as well as the Foreign Corrupt Practices Act ("FCPA"), may apply to sales or marketing arrangements and interactions with physicians in countries outside the United States.

        Efforts to ensure that OvaScience's business arrangements with third parties will comply with applicable fraud and abuse laws and regulations will involve substantial costs. Governmental authorities may conclude that OvaScience's business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse laws and regulations. If OvaScience's operations are found to be in violation of any of these laws or any other governmental regulations that may apply to OvaScience, OvaScience may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, integrity oversight and reporting obligations, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm and the curtailment or restructuring of OvaScience's operations. If any of the IVF clinics or physicians or other providers or entities with whom OvaScience expects to do business are found to be not in compliance with applicable laws, they may be subject to similar criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

        Even the assertion of a violation under any of these provisions could have a material adverse effect on OvaScience's financial condition and results of operations. Any such assertion would likely trigger an investigation of OvaScience's business or executives that could cause OvaScience to incur substantial costs and result in significant liabilities or penalties, as well as damage to OvaScience's reputation.

Healthcare legislative reform measures may have a negative impact on OvaScience's business and results of operations.

        In the United States and foreign jurisdictions, the legislative landscape continues to evolve. There have been and continue to be a number of initiatives at the United States federal and state levels that seek to reform the way in which healthcare is funded and reduce healthcare costs. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2009, or collectively, PPACA, was enacted. The PPACA has substantially changed the way that healthcare is financed by both governmental and private insurers and significantly affected the delivery and financing of healthcare in the United States. The PPACA contains provisions that, among other things, govern enrollment in federal healthcare programs, effect reimbursement changes, encourage use of comparative effectiveness research in healthcare decision making and enhance fraud and abuse requirements and enforcement. The PPACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products, which could include OvaScience's potential fertility treatments, if the FDA regulates those treatments as a biologic. The fee, which is not deductible for federal income tax purposes, is based on the manufacturer's market share of sales of branded drugs and biologics, excluding orphan drugs, to, or pursuant to coverage under, specified U.S. government programs. In addition, the law subjects most medical devices to a 2.3 percent excise tax, beginning in 2020.

        Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called "Cadillac" tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole". More recently, in July 2018, the Centers for Medicare and Medicaid Services, or CMS, published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment.

        In addition, other health reform measures have been proposed and adopted in the United States since PPACA was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year through 2027 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years.

        If OvaScience's products are regulated as biologics, the PPACA and other healthcare reform measures that may be passed in the future may have a material adverse effect on OvaScience's results of operations and financial condition. However, it is also possible that the PPACA will be repealed and/or replaced, given the current federal administration in the United States. OvaScience is unable at this time to determine the outcome or impact on OvaScience of this uncertainty.

The comprehensive federal tax reform bill could adversely affect OvaScience's business and financial condition.

        On December 22, 2017, President Trump signed into law the "Tax Cuts and Jobs Act," or TCJA, which significantly reforms the Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and net operating loss carryforwards, allows for the expensing of capital expenditures, and puts into effect the migration from a worldwide system of taxation to a territorial system. OvaScience's net deferred tax assets and liabilities will be revalued at the U.S. corporate rate, and the impact, if any, will be recognized in OvaScience's tax expense in the year of enactment. OvaScience continues to examine the impact this tax reform legislation may have on their business. The overall impact of the TCJA is uncertain and OvaScience's business and financial condition could be adversely affected.

OvaScience's ability to use its net operating loss carryforwards and certain other tax attributes may be limited

        As of December 31, 2017, OvaScience had federal net operating loss carryforwards of $140.7 million to offset future federal taxable income, which begin to expire, if not utilized, beginning in 2031. As of December 31, 2017, OvaScience had net operating loss carryforwards of approximately $137.6 million to offset future state taxable income, which begin to expire, if not utilized, beginning in 2031. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, under Section 382 of the Code, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may subject to an annual limitation. The amount of the annual limitation is determined based on a corporation's value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. During 2015, OvaScience conducted an IRC Section 382 study. The study resulted in an adjustment to OvaScience's NOL carryforward of $0.5 million. During 2017, there is a high likelihood that OvaScience underwent an ownership change. If OvaScience underwent an ownership change during 2017, based on the annual limitation, a substantial majority of OvaScience's NOLs would expire unutilized. OvaScience may experience ownership changes in the future as a result of this Merger and/or subsequent shifts in its stock ownership (some of which are outside its control). Such ownership changes could result in increased limitations on its net operating loss carryforwards and certain other tax attributes. Consequently, even if OvaScience achieves profitability, OvaScience may not be able to utilize a material portion of OvaScience's net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations. Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law.

OvaScience may have obligations under OvaScience's contracts with IVF clinics and physicians or other healthcare providers to protect the privacy of patient health information.

        In the course of performing OvaScience's business, OvaScience will obtain, from time to time, confidential patient health information. For example, OvaScience may learn patient names and be exposed to confidential patient health information when OvaScience provides training on OvaPrime, OvaTure and other future potential fertility treatments and services to the staff at IVF clinics and physicians' offices. United States federal and state laws protect the confidentiality of certain patient health information, in particular individually identifiable information, and restrict the use and disclosure of that information. At the federal level, the Department of Health and Human Services promulgated health information and privacy and security rules under HIPAA. At this time, OvaScience is not subject to HIPAA as a HIPAA "covered entity" or "business associate." However, OvaScience's current and future confidentiality agreements with covered entities contain commitments to protect the privacy and security of patients' health information and, in some instances, may require OvaScience to indemnify the covered entity for any claim, liability, damage, cost or expense arising out of or in connection with a breach of the agreement by OvaScience. If OvaScience were to violate one of these agreements, OvaScience could lose customers and be exposed to liability or OvaScience's reputation and business could be harmed. In addition, HITECH expands the HIPAA privacy and security rules, including imposing many of the requirements of those rules directly on business associates and making business associates directly subject to HIPAA civil and criminal enforcement provisions and associated penalties. If OvaScience becomes subject to HIPAA as a business associate, it may be required to make costly system modifications to comply with the HIPAA privacy and security requirements. OvaScience's failure to comply may result in government investigations and criminal and civil liability, including substantial monetary penalties and regulatory oversight and reporting obligations.

        Other federal and state laws apply to the use and disclosure of health information, as well as certain financial information, which could affect the manner in which OvaScience conducts its business. Such laws are not necessarily preempted by HIPAA, particularly those laws that afford greater protection to the individual than does HIPAA or cover different subject matter. Such state laws typically have their own penalty provisions, which could be applied in the event of an unlawful action affecting health information.

        In the member states of the EU and many other countries, OvaScience will be subject to similar or more stringent data privacy laws, such as those implementing the European Data Protection Directive 95/46/EC and as of May 2018 the EU General Data Protection Regulation (EU) No. 2016/679, that require OvaScience to protect all individually identifiable information and restrict the use, disclosure and onward transfer of that information. Such national laws typically have their own civil or criminal enforcement provisions and associated penalties. OvaScience may incur costs in complying with the applicable privacy and security requirements, which may include registration with the national data protection authorities.

If OvaScience fails to comply with environmental, health and safety laws and regulations, OvaScience could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of OvaScience's business.

        OvaScience is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. OvaScience's operations involve the use of hazardous and flammable materials, including chemicals and biological materials. OvaScience's operations also produce hazardous waste products. OvaScience generally contracts with third parties for the disposal of these materials and wastes. OvaScience cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from OvaScience's use of hazardous materials, OvaScience could be held liable for any resulting damages, and any liability could exceed OvaScience's resources. OvaScience also could incur significant costs associated with civil or criminal fines and penalties.

        Although OvaScience maintains workers' compensation insurance to cover them for costs and expenses OvaScience may incur due to injuries to OvaScience's employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. OvaScience does not maintain insurance for environmental liability or toxic tort claims that may be asserted against OvaScience in connection with OvaScience's storage or disposal of biological, hazardous or radioactive materials.

        In addition, OvaScience may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair OvaScience's research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to the Manufacturing of OvaScience's Potential Fertility Treatments

OvaScience may rely on third parties for the manufacture of OvaScience's potential fertility treatments for development and commercialization. This reliance on third parties may increase the risk of failing to provide manufacturing capacity to meet OvaScience's potential fertility treatments at an acceptable cost. Lack of direct control of manufacturing capacity, costs and regulatory compliance could delay, prevent or impair OvaScience's development and commercialization efforts.

        Reliance on third party manufacturers and laboratories entails risks, including:

  •
  reliance on the third party for regulatory compliance and quality assurance;

  •
  reliance on the third party for establishment of and maintenance of its redundancy and disaster recovery plans

  •
  possible changes by third party manufacturers and laboratories of business strategies or operating models that are incongruent with maintaining OvaScience's relationship with such third parties;

  •
  the possible breach of the manufacturing or service agreement by the third party;

  •
  the possible delay in obtaining, interruption of or withdrawal of required licenses;

  •
  the possible delay, disruption or termination of service due to sanctions, regulations, or travel bans imposed by the site of third party manufacturer to patients or clinics outside the region where the manufacture is located;

  •
  the possible disruption or availability of supplies, equipment, or properly qualified and trained staff;

  •
  the possible exposure of trade secrets to unintended parties; and

  •
  the possible interruption, or termination, or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for OvaScience.

        OvaScience may wish to utilize third party manufacturers or third party collaborators for the manufacture of OvaScience's other potential fertility treatments for preclinical testing, clinical trials and for commercial supply. OvaScience may be unable to establish any agreements with third party manufacturers or to do so on acceptable terms.

        While OvaScience has identified and may continue to identify contractors with suitable regulatory experience and expertise, OvaScience may not be able to comply with cGTP regulations or similar regulatory requirements expected from global regulatory bodies in countries where OvaScience plans to offer OvaScience's fertility treatments. Any performance failure on the part of OvaScience's existing or future manufacturers and service providers could delay clinical development or marketing approval or adversely affect or impede commercial sales. OvaScience's failure, or the failure of OvaScience's third party manufacturers and service providers, to comply with applicable regulations could also result in sanctions being imposed on OvaScience, including fines, injunctions, civil penalties, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of OvaScience's potential fertility treatments and harm OvaScience's business and results of operations.

        OvaScience may compete with other companies for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGTP and cGMP regulations and that might be capable of manufacturing for OvaScience. It is possible that some of these manufacturers have agreements with OvaScience's competitors that limit or restrict their ability to contract with OvaScience, further narrowing the number of manufacturers that are available to OvaScience.

        OvaScience does not currently have arrangements in place for redundant supply or a second contract manufacturing supplier for OvaPrime. Although OvaScience believes that there are other potential alternative manufacturers who could manufacture OvaScience's potential fertility treatments, OvaScience may incur added costs and delays in identifying and qualifying any such replacement.

        OvaScience's potential future dependence upon others for the manufacture of OvaScience's potential fertility treatments may adversely affect OvaScience's future profit margins and OvaScience's ability to commercialize OvaPrime or any future potential fertility treatments that OvaScience seeks to market on a timely and competitive basis.

OvaScience is reliant on single sourcing of materials and equipment for OvaScience's potential fertility treatments which could put OvaScience at risk for continuity of supply in the event that any of OvaScience suppliers are unable to supply OvaScience in part or in full.

        OvaScience also is reliant on single sourcing for the majority of OvaScience's raw materials, consumables and processing equipment, including but not limited to OvaScience's proprietary antibody and Fluorescence-Activated Cell Sorting equipment. At this point in time OvaScience does not have the capacity or intent to source alternative or secondary suppliers of materials or processing equipment.

        There is a risk that if OvaScience is required to find alternative suppliers, for whatever reason, this could delay supply of OvaScience's fertility treatments for clinical or commercial purposes and could add an additional, unplanned financial burden on the company. Qualification of alternative suppliers could be a costly and timely process that would need to be driven through OvaScience's Quality Management System to confirm and document that all the testing and validation activities are in place to ensure that like-for-like changes do not impact the performance and safety of OvaScience's potential fertility treatments.

Risks Related to OvaScience's Dependence on Third Parties

OvaScience currently relies and will in the future rely on selected international IVF clinics to conduct clinical trials, enroll patients, commercialize, gain experience and generate data on OvaPrime and OvaScience's other treatments. OvaScience will also rely on other third parties to conduct clinical trials for OvaScience's fertility treatments. Such third parties may not perform satisfactorily, including failing to meet volume expectations, quality standards or deadlines for the completion of such studies or trials.

        OvaScience's reliance on these third parties for providing OvaScience's potential fertility treatments and for clinical development activities will reduce OvaScience's control over these activities.

        OvaScience will remain responsible for ensuring that OvaPrime and OvaScience's other treatments are introduced with consistent and high quality standards. Moreover, the FDA and equivalent Foreign Regulatory Authorities will require OvaScience to comply with GCPs with respect to any clinical trials for any of OvaScience's potential fertility treatments conducted in connection with a submission to the FDA or Foreign Regulatory Authorities, including an IND or equivalent application, and will require that OvaScience records and reports clinical trial results to assure that data and reported results are credible and accurate and that the rights and safety of patients are protected. OvaScience will also be required to register ongoing FDA-regulated clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

        OvaScience's reliance on these third parties, including IVF clinics, for providing OvaPrime and OvaScience's other treatments, and conducting clinical development activities, will reduce OvaScience's control over these activities. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, conduct OvaScience's clinical trials in accordance with regulatory requirements or OvaScience's stated protocols or maintain consistent quality standards, OvaScience will not be able to obtain, or may be delayed in obtaining, regulatory approvals for OvaScience's potential fertility treatments and will not be able to, or may be delayed in OvaScience's efforts to, successfully commercialize OvaScience's potential fertility treatments. Furthermore, these third parties may also have relationships with other entities, some of which may be OvaScience's competitors, or have their own IVF practices and could devote more of their resources to such other entities or their own business at the expense of expending sufficient resources on OvaScience's clinical development activities.

OvaScience depends on collaborations with third parties, particularly academic partners and contract research organizations, for the development of OvaScience's potential fertility treatments. If those collaborations are not successful, OvaScience may not be able to succeed in developing and ultimately commercializing these potential fertility treatments.

        In December 2013, OvaScience established a collaboration with Intrexon to accelerate development of OvaTure, and entered into the OvaXon joint venture with Intrexon to create new applications to prevent inherited diseases for human and animal health. In 2016 and 2017, the OvaTure Collaboration generated data supporting the characterization and developmental competence of human EggPC cell derived-eggs, and the OvaXon joint venture generated data supporting the characterization and developmental competence of bovine EggPC cell derived-eggs. Starting in August 2017, Intrexon continued bovine EggPC work for OvaScience under the OvaTure Collaboration rather than under the OvaXon joint venture. On February 1, 2018, OvaScience provided Intrexon with written notice of termination of the OvaTure Collaboration, effective 90 days following notice. OvaScience remains in discussions with Intrexon regarding the future of the OvaXon joint venture, and there can be no assurance that OvaScience will reach agreement on how to proceed with the joint venture. Academic partners have also generated data supporting the characterization and developmental competence of human EggPC cell-derived eggs. OvaScience is also seeking authority to attempt to fertilize a human EggPC cell-derived egg with academic partners in Europe. OvaScience's ability to continue their preclinical work on human and bovine OvaTure depend significantly upon OvaScience's relationships with OvaScience's commercial and academic partners, and if OvaScience does not succeed in maintaining successful commercial and academic partnerships, OvaScience's development efforts may be delayed or fail.

        In the future, if OvaScience seeks to commercialize their treatments, their success will depend on their clinic accounts. In addition, OvaScience may seek partners for further development and commercialization of OvaScience's fertility treatments. These collaborations could take the form of license, distribution, sales representative, joint venture, sponsored research, co-promotion or other arrangements with pharmaceutical and biotechnology companies, other commercial entities and academic and other institutions.

        In any such arrangements with third parties, OvaScience will likely have limited control over the amount and timing of resources that such collaborators dedicate to the development or commercialization of OvaScience's potential fertility treatments. Collaboration agreements may not lead to development or commercialization of potential fertility treatments in the most efficient manner, or at all. OvaScience's ability to generate revenues from these arrangements will depend on, among other things, OvaScience's collaborators' successful performance of the functions assigned to them in these arrangements.

        Collaborations involving OvaScience's potential fertility treatments would pose the following risks to OvaScience:

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  collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and could devote fewer resources to OvaScience's potential fertility treatments than OvaScience expects them to;

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  a collaborator with marketing and distribution rights to one or more other potential fertility treatments may not commit sufficient resources to the marketing and distribution of OvaScience's potential fertility treatments;

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  collaborators may not pursue development and commercialization of OvaScience's potential fertility treatments or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator's strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

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  collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a potential fertility treatment or repeat or conduct new clinical trials;

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  collaborators could independently develop, or develop with third parties, potential fertility treatments that compete directly or indirectly with OvaScience's potential fertility treatments;

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  collaborators may create intellectual property that OvaScience needs to in-license, may not properly maintain or defend its intellectual property rights or may use its proprietary information in such a way as to invite litigation that could jeopardize or invalidate OvaScience's proprietary information;

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  disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of OvaScience's potential fertility treatments or that result in costly litigation or arbitration that diverts management's attention and resources; and

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  collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable potential fertility treatments.

If OvaScience is not able to establish collaborations, OvaScience may have to alter its development and commercialization plans.

        OvaScience's potential fertility treatment development programs and the potential commercialization of such treatments will require substantial additional cash to fund expenses. OvaScience may collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of some of OvaScience's potential fertility treatments. For example, OvaScience currently intends to seek to collaborate with third parties to commercialize OvaPrime and other potential fertility treatments OvaScience successfully develops.

        OvaScience faces significant competition in seeking appropriate collaborators. Whether OvaScience reaches a definitive agreement for a collaboration will depend, among other things, upon OvaScience's assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of OvaScience's clinical trials, if any, the likelihood of approval by the FDA or similar regulatory authorities outside the United States or the availability of an exemption for the need or pre-marketing review or approval of OvaScience's potential fertility treatment, the potential market for such potential fertility treatment, the costs and complexities of manufacturing and delivering the potential fertility treatment to patients, the potential and relative cost of competing fertility treatments, uncertainty with respect to OvaScience's ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative potential fertility treatments or technologies for similar indications or conditions that may be available to collaborate on and whether such a collaboration could be more attractive than the one with OvaScience for OvaScience's potential fertility treatment. OvaScience may also be restricted under existing license agreements from entering into agreements on certain terms with potential collaborators. In addition, there have been a significant number of business combinations among pharmaceutical and biotechnology companies that have resulted in a reduced number of potential future collaborators. Collaborations are complex and time consuming to negotiate, document and manage. OvaScience may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all.

        If OvaScience is not able to obtain a collaborator for a particular program, OvaScience may have to curtail the development of such program or of one or more of OvaScience's other development programs, delay the potential commercialization of such program, reduce the scope of any sales or marketing activities for the program or increase OvaScience's expenditures and undertake development or commercialization activities for the program at OvaScience's own expense. If OvaScience elects to increase OvaScience's expenditures to fund development or commercialization activities on their own, OvaScience may need to obtain additional capital, which may not be available to OvaScience on acceptable terms or at all. If OvaScience does not have sufficient funds, OvaScience may not be able to further develop OvaScience's potential fertility treatments or bring these potential fertility treatments to market and generate revenue.

Risks Related to OvaScience's Intellectual Property

If OvaScience fails to comply with its obligations under OvaScience's intellectual property licenses, OvaScience's could lose license rights that are important to its business.

        OvaScience has an exclusive license from MGH with respect to the intellectual property that forms the basis of OvaScience's business. The license under MGH-owned patent rights and know-how is for human female fertility, the treatment or prevention of inherited (including mitochondrial) diseases or defects in all animals, including humans, assisted and/or artificial reproductive technology in all non-human animals, and the artificial creation of food, research animals and/or animal products; and the license under the MGH and Harvard co-owned patent right is for ex-vivo human female fertility treatments. OvaScience's existing MGH license agreement and another agreement granting rights impose, and OvaScience expect that future license agreements will impose, various obligations on us, including diligence, milestone payments, royalty payments, insurance and other obligations. For example, under OvaScience's license agreement with MGH, OvaScience is required to use commercially reasonable efforts to develop and make available to the public licensed fertility treatments and to satisfy specified diligence milestones within specified timeframes. If OvaScience fails to comply with OvaScience's obligations under this or other of OvaScience's license agreements, OvaScience's licensors may have the right to terminate OvaScience's licenses, in which event OvaScience might not be able to market potential fertility treatments that are covered by these agreements, or to convert OvaScience's licenses to non-exclusive licenses, which could materially adversely affect the value of the potential fertility treatments OvaScience developed under the license agreements. Termination of these license agreements or reduction or elimination of OvaScience licensed rights may result in OvaScience having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and potential fertility treatments. This could materially adversely affect OvaScience's business, particularly in the case of OvaScience's license from MGH.

If OvaScience is unable to obtain and maintain patent protection for OvaScience's technology and potential fertility treatments, or if OvaScience's licensors are unable to obtain and maintain patent protection for the technology or potential fertility treatments that OvaScience licenses from them, OvaScience competitors could develop and commercialize technology and potential fertility treatments similar or identical to OvaScience's, and OvaScience's ability to successfully commercialize OvaScience's technology and potential fertility treatments may be adversely affected.

        OvaScience's success depends in large part on OvaScience and OvaScience's licensors' ability to obtain and maintain patent protection in the United States and other countries with respect to OvaScience's proprietary technology and potential fertility treatments. OvaScience and OvaScience's licensors have sought to protect OvaScience's proprietary position by filing patent applications within the United States and abroad related to OvaScience's novel technologies and potential fertility treatments that are important to OvaScience's business. The process of obtaining patent protection is uncertain, and OvaScience and OvaScience's licensors may not succeed in obtaining the patent protection for OvaScience's novel technologies and potential fertility treatments that OvaScience seeks. If OvaScience and OvaScience's licensors are unable to obtain and maintain patent protection of sufficient scope for OvaScience's technology and potential fertility treatments, OvaScience's competitors could develop and commercialize technology and potential fertility treatments similar or identical to OvaScience's, and in that case, OvaScience's ability to successfully commercialize OvaScience's technology and potential fertility treatments may be adversely affected. This risk is greater outside the United States where some aspects of OvaScience's in-licensed intellectual property are not protected by patents. In addition, the laws of foreign countries may not protect OvaScience's rights to the same extent as the laws of the United States.

        Moreover, under OvaScience's license agreement with MGH, OvaScience does not have the right to control the preparation, filing and prosecution of the licensed patent applications, to defend the validity and enforceability of the licensed patents against challenges by third parties, or to maintain the licensed patents covering OvaScience's technology or potential fertility treatments. This could also be the case under any other license agreements OvaScience enters into in the future. Therefore, OvaScience relies on MGH, and may rely on other licensors in the future, to file, defend and maintain patents that are important to OvaScience's business. The failure of MGH or other licensors to successfully prosecute, defend and maintain these patents and patent applications in a manner consistent with the best interests of OvaScience's business could adversely affect OvaScience's ability to successfully commercialize OvaScience's technology and potential fertility treatments.

        The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of OvaScience's and OvaScience's licensors' patent rights are highly uncertain. OvaScience and OvaScience's licensors' pending and future patent applications may not result in patents being issued which protect OvaScience's technology or potential fertility treatments or that effectively prevent others from commercializing competitive technologies and potential fertility treatments. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of OvaScience's patents or narrow the scope of OvaScience's patent protection.

        Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, OvaScience cannot be certain that OvaScience or OvaScience's licensors were the first to make the inventions claimed in OvaScience's owned or licensed patents or pending patent applications, or that OvaScience or OvaScience's licensors were the first to file for patent protection of such inventions.

        Under the America Invents Act enacted in September 2011, the United States moved to a first inventor to file system in March 2013. Outside the United States, the first to file a patent application is generally entitled to the patent. OvaScience may become involved in patent litigation or reexamination, post-grant review, opposition, derivation or interference proceedings challenging OvaScience's patent rights or the patent rights of others. An adverse determination in any such litigation or proceeding could reduce the scope of, or invalidate, OvaScience's patent rights, allow third parties to commercialize OvaScience's technology or potential fertility treatments and compete directly with OvaScience, without payment to OvaScience, or result in OvaScience's inability to manufacture or commercialize potential fertility treatments without infringing third party patent rights.

        Moreover, in recent years, the Supreme Court and the U.S. Court of Appeals for the Federal Circuit have rendered decisions in several patent cases such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I), BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litig., (Myriad II), Mayo Collaborative Services v. Prometheus Laboratories, Inc., and Alice Corporation Pty. Ltd. v. CLS Bank International, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. For example, in the Myriad I case, the U.S. Supreme Court held that certain claims to naturally occurring substances are not patentable. OvaScience cannot predict how future decisions by the courts, the U.S. Congress, or the U.S. Patent and Trademark Office, USPTO, may impact the value of OvaScience's patents. In addition to increasing uncertainty with regard to OvaScience and OvaScience's licensors' or collaborators' ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken OvaScience's ability to obtain new patents or to enforce existing patents and patents that OvaScience may obtain in the future.

If the scope of the patent protection OvaScience or OvaScience's licensors obtain is not sufficiently broad, OvaScience may not be able to prevent others from developing and commercializing technology and potential fertility treatments similar or identical to OvaScience's.

        OvaScience's owned and licensed patents and any owned or licensed patent applications that issue as patents may not provide OvaScience with any meaningful protection, prevent competitors from competing with OvaScience or otherwise provide OvaScience with any competitive advantage. OvaScience's competitors may be able to circumvent OvaScience's owned or licensed patents by developing similar or alternative technologies or potential fertility treatments in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and OvaScience's owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit OvaScience's ability to use and commercialize, or to stop or prevent others from using or commercializing, similar or identical technology and potential fertility treatments, or limit the duration of the patent protection of OvaScience's technology and potential fertility treatments. Given the amount of time required for the development, testing and regulatory review of new potential fertility treatments, patents protecting such candidates might expire before or shortly after such candidates are commercialized. For example, certain of the U.S. patents and patent applications that OvaScience exclusively licenses from MGH will expire in May 2025. As a result, OvaScience owned and licensed patent portfolio may not provide OvaScience with sufficient rights to exclude others from commercializing potential fertility treatments similar or identical to ours.

OvaScience may be required to initiate lawsuits to protect or enforce OvaScience's patents, which could be expensive, time consuming and unsuccessful.

        Competitors may infringe OvaScience's patents. To counter infringement or unauthorized use, OvaScience may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of OvaScience's is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that OvaScience's patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of OvaScience's patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of OvaScience's confidential information could be compromised by disclosure during litigation.

Third parties may initiate legal proceedings alleging that OvaScience is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of OvaScience's business.

        OvaScience's commercial success depends upon OvaScience's ability and the ability of OvaScience's current and future collaborators to develop, manufacture, market and sell OvaScience's potential fertility treatments and OvaScience's proprietary technologies without infringing the proprietary rights of third parties. OvaScience may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to OvaScience's potential fertility treatments and technology, including interference proceedings before the USPTO. Third parties may assert infringement claims against OvaScience based on existing patents or patents that may be granted in the future. If OvaScience is found to infringe a third party's intellectual property rights, OvaScience could be required to obtain a license from such third party to continue developing and marketing OvaScience's potential fertility treatments and technology. However, OvaScience may not be able to obtain any required license on commercially reasonable terms or at all. Even if OvaScience were able to obtain a license, it could be non-exclusive, thereby giving OvaScience's competitors access to the same technologies licensed to OvaScience. OvaScience could be forced, including by court order, to cease commercializing the infringing technology or treatment. In addition, OvaScience could be found liable for monetary damages. A finding of infringement could prevent OvaScience from commercializing OvaScience's potential fertility treatments or force OvaScience to cease some of OvaScience's business operations, which could materially harm OvaScience's business. Claims that OvaScience has wrongfully appropriated the confidential information or trade secrets of third parties could have a similar negative impact on OvaScience's business.

OvaScience may be subject to claims that OvaScience's employees have wrongfully appropriated, used or disclosed intellectual property of their former employers.

        Some of OvaScience's employees have previously been employed at universities or other biotechnology or pharmaceutical companies. Although OvaScience tries to ensure that its employees do not appropriate or use the proprietary information or know-how of others in their work for OvaScience, OvaScience may be subject to claims that OvaScience or its employees have appropriated, used or disclosed intellectual property, including information forming the basis of patents and patent applications, trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims. If OvaScience fails in defending any such claims, in addition to paying monetary damages, OvaScience may lose valuable intellectual property rights or personnel and OvaScience's reputation may be harmed.

Intellectual property litigation could cause OvaScience to spend substantial resources and distract OvaScience's personnel from their normal responsibilities.

        Even if resolved in OvaScience's favor, litigation or other legal proceedings relating to intellectual property claims may cause OvaScience to incur significant expenses, and could distract OvaScience's technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, such developments could have a substantial adverse effect on the price of OvaScience's common stock. Such litigation or proceedings could substantially increase OvaScience's operating losses, reduce the resources available for development activities and adversely affect OvaScience's ability to raise additional funds. OvaScience may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of OvaScience's competitors may be able to sustain the costs of such litigation or proceedings more effectively than OvaScience can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on OvaScience's ability to compete in the marketplace.

If OvaScience is unable to protect the confidentiality of their trade secrets, OvaScience's business and competitive position would be harmed.

        In addition to seeking patents for some of OvaScience's technology and potential fertility treatments, OvaScience also relies on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain OvaScience's competitive position. The protection available for trade secrets is particularly important with respect to OvaScience's process for manufacturing AUGMENT, to OvaTure, OvaPrime and to OvaScience's potential fertility treatments, which will involve significant unpatented know-how. Any appropriation of OvaScience's know-how, by competing contract manufacturers, collaborators or otherwise, could harm OvaScience's business and OvaScience could suffer financial loss. OvaScience seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such trade secrets, such as OvaScience's employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. OvaScience also enters into confidentiality and invention or patent assignment agreements with OvaScience's employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose OvaScience's proprietary information, including OvaScience's trade secrets, and OvaScience may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of OvaScience's trade secrets were to be lawfully obtained or independently developed by a competitor, OvaScience would have no right to prevent such competitor from using that technology or information to compete with OvaScience. If any of OvaScience's trade secrets were to be disclosed to or independently developed by a competitor, OvaScience's competitive position would be harmed.

Risks Related to Employee Matters and Managing Growth

OvaScience's future success depends on its ability to retain their chief executive officer, to retain other key executives and to attract, retain and motivate qualified personnel.

        OvaScience is highly dependent on Dr. Kroeger, their chief executive officer, as well as the other principal members of OvaScience's management and scientific teams. Although OvaScience has entered into an employment arrangement with Dr. Kroeger providing for certain benefits, including severance in the event of a termination without cause, this arrangement does not prevent him from terminating his employment with OvaScience at any time. OvaScience does not maintain "key person" insurance for any of OvaScience's executives or other employees. The loss of the services of any of these persons could impede the achievement of OvaScience's research, development and commercialization objectives.

        Recruiting and retaining qualified medical, scientific, clinical and manufacturing personnel will also be critical to OvaScience's success. OvaScience may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. OvaScience also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, OvaScience relies on consultants and advisors, including scientific and clinical advisors, to assist OvaScience in formulating

OvaScience's research and development and commercialization strategy. OvaScience's consultants and advisors, including OvaScience's scientific co-founders, may be employed by employers other than OvaScience and may have commitments under consulting or advisory contracts with other entities that may limit their availability to OvaScience.

A breakdown or breach of OvaScience's information technology systems could subject OvaScience to liability or interrupt the operation of OvaScience's business.

        Many of OvaScience's key business processes are facilitated by information technology systems. Information technology systems are potentially vulnerable to breakdown, malicious intrusion and random attack. Likewise, individuals authorized to access OvaScience's information technology systems may pose a risk by exposing private or confidential data to unauthorized persons or to the public. While OvaScience believes it has taken appropriate security measures to minimize these risks to OvaScience's data and information technology systems, there can be no assurance that OvaScience's efforts will prevent breakdowns or breaches in OvaScience's systems that could adversely affect OvaScience's business.

Risks Associated with OvaScience's Capital Stock

As of October 31, 2018, the OvaScience Common Stock is listed on The Nasdaq Capital Market. Should OvaScience fail to meet the continued listing standards of The Nasdaq Capital Market, it could result in the delisting of OvaScience Common Stock, negatively impact the price of OvaScience Common Stock and negatively impact OvaScience's ability to raise additional capital.

        Nasdaq listing rules require OvaScience to maintain certain closing bid price, stockholders equity and other financial metric criteria in order for its stock to continue trading on The Nasdaq Global Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. OvaScience's stock has recently and consistently traded below $1.00 per share, including closing bid prices below $1.00 per share.

        On April 27, 2018, OvaScience received a deficiency letter from Nasdaq, which indicated that OvaScience was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on The Nasdaq Global Market. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), OvaScience was granted a grace period of 180 calendar days, or until October 24, 2018, to regain compliance with the minimum bid price requirement. During the compliance period, OvaScience Common Stock continued to be listed and traded on The Nasdaq Global Market. Because OvaScience was unable to regain compliance with the minimum bid price requirement during the compliance period, OvaScience submitted an application to transfer the listing of the OvaScience Common Stock to The Nasdaq Capital Market, which, according to Nasdaq listing rules, affords OvaScience an additional 180-day compliance period to comply with the minimum bid price requirement. The transfer application also requires OvaScience to submit a letter stating its intention to effect the Reverse Stock Split during the second compliance period, which OvaScience has done. The application to transfer the listing of the OvaScience Common Stock was granted on October 29, 2018, effective October 31, 2018. If OvaScience fails to regain compliance with the minimum bid price requirement during the second compliance period, the OvaScience Common Stock could be subject to delisting. Additionally, if OvaScience fails to comply with any other continued listing standards of Nasdaq, OvaScience Common Stock will also be subject to delisting. There can be no assurance that OvaScience will be able to regain compliance with the minimum bid price requirement or will otherwise be in compliance with other Nasdaq listing criteria.

        In the event that OvaScience is delisted from The Nasdaq Capital Market, OvaScience Common Stock would be subject to rules that impose additional sales practice requirements on broker-dealers who sell OvaScience's securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in OvaScience Common Stock. This would significantly and negatively affect the ability of investors to trade OvaScience's securities and would significantly and negatively affect the value and liquidity of OvaScience Common Stock. These factors could contribute to lower prices and larger spreads in the bid and ask prices for OvaScience Common Stock. Delisting would prevent OvaScience from satisfying a closing condition for the proposed Merger, and, in such event, Millendo may elect not to consummate the proposed Merger. In addition, the combined organization has submitted an initial listing application on The Nasdaq Capital Market pursuant to the change of control rules, and, as a result, the combined organization will need to meet Nasdaq's initial listing requirements.

If the proposed Merger is not completed, the market price of OvaScience Common Stock may continue to be volatile and may fluctuate in a way that is disproportionate to OvaScience's operating performance.

        OvaScience's stock price may continue to experience substantial volatility as a result of a number of factors, including:

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  sales or potential sales of substantial amounts of OvaScience Common Stock;

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  the delay or failure to execute OvaScience's plans for OvaPrime, OvaTure or other potential treatments;

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  results of preclinical testing or clinical trials of OvaScience's potential fertility treatments, including OvaTure, or those of OvaScience's competitors;

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  the cost of OvaScience's development programs;

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  the success of competitive potential fertility treatments or technologies;

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  the success of OvaScience's relationships with commercial and academic partners;

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  announcements about OvaScience or about OvaScience's competitors, including clinical trial results, regulatory approvals, new potential fertility treatment introductions and commercial results;

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  the recruitment or departure of key personnel;

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  developments concerning OvaScience's licensors or manufacturers;

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  the results of OvaScience's efforts to discover, acquire or in-license additional potential fertility treatments;

  •
  litigation and other developments relating to OvaScience's issued patents or patent applications or other proprietary rights or those of OvaScience's competitors or other material litigation;

  •
  developments with the FDA or equivalent Foreign Regulatory Authorities regarding the regulatory pathway applicable to OvaPrime, OvaTure or AUGMENT;

  •
  regulatory or legal developments in the United States or other countries, particularly with respect to IVF procedures;

  •
  conditions in the pharmaceutical or biotechnology industries;

  •
  changes in the structure of healthcare payment systems;

  •
  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts; and

  •
  general economic, industry and market conditions.

        Many of these factors are beyond OvaScience's control. The stock markets in general, and the market for pharmaceutical and biotechnological companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors could reduce the market price of OvaScience Common Stock, regardless of OvaScience's actual operating performance.

OvaScience has never paid and does not intend to pay cash dividends.

        OvaScience has never paid cash dividends on any of OvaScience's capital stock and OvaScience currently intends to retain future earnings, if any, to fund the development and growth of OvaScience's business. As a result, capital appreciation, if any, of OvaScience's common stock will be OvaScience's common stockholders' sole source of gain for the foreseeable future.

Provisions in OvaScience's certificate of incorporation and by-laws and under Delaware law could make an acquisition of OvaScience, which may be beneficial to OvaScience's stockholders, more difficult and may prevent attempts by OvaScience's stockholders to replace or remove OvaScience's current management.

        Provisions in OvaScience's certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or other change in control of OvaScience that stockholders may consider favorable, including transactions in which OvaScience's common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of OvaScience's common stock, thereby depressing the market price of OvaScience's common stock. In addition, because OvaScience's board of directors is responsible for appointing the members of OvaScience's management team, these provisions may frustrate or prevent any attempts by OvaScience's stockholders to replace or remove OvaScience's current management by making it more difficult for stockholders to replace members of OvaScience's board of directors. Among other things, these provisions:

  •
  establish a classified board of directors such that not all members of the board are elected at one time;

  •
  allow the authorized number of OvaScience's directors to be changed only by resolution of OvaScience's board of directors;

  •
  limit the manner in which stockholders can remove directors from the board;

  •
  establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and for nominations to OvaScience's board of directors;

  •
  limit who may call stockholder meetings;

  •
  prohibit actions by OvaScience's stockholders by written consent;

  •
  require that stockholder actions be effected at a duly called stockholders meeting;

  •
  authorize OvaScience's board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by OvaScience's board of directors; and

  •
  require the approval of the holders of at least 75 percent of the votes that all OvaScience's stockholders would be entitled to cast to amend or repeal certain provisions of OvaScience's certificate of incorporation or by-laws.

        Moreover, because OvaScience is incorporated in Delaware, OvaScience is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns 15 percent or more of

OvaScience's outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15 percent or more of OvaScience's outstanding voting stock, unless the merger or combination is approved in a manner prescribed by the statute.

If OvaScience fails to maintain an effective system of internal control over financial reporting in the future, OvaScience may not be able to accurately report OvaScience's financial condition, results of operations or cash flows, which may adversely affect investor confidence in OvaScience and, as a result, the value of OvaScience's common stock.

        The Sarbanes-Oxley Act requires, among other things, that OvaScience maintain effective internal controls for financial reporting and disclosure controls and procedures. OvaScience is required, under Section 404, to furnish a report by management on, among other things, the effectiveness of OvaScience's internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by OvaScience's management in OvaScience's internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 also generally requires an attestation from OvaScience's independent registered public accounting firm on the effectiveness of OvaScience's internal control over financial reporting. Now that OvaScience no longer qualifies as an emerging growth company as defined in the JOBS Act, OvaScience is no longer exempted from certain requirements, such as the independent registered public accounting firm attestation.

        OvaScience's compliance with Section 404 requires that OvaScience incur substantial accounting expense and expend significant management efforts. OvaScience currently does not have an internal audit group, and OvaScience may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. OvaScience may not be able to complete their evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if OvaScience identifies one or more material weaknesses in its internal control over financial reporting, OvaScience will be unable to assert that OvaScience's internal control over financial reporting is effective. OvaScience cannot assure you that there will not be material weaknesses or significant deficiencies in OvaScience's internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit OvaScience's ability to accurately report OvaScience's financial condition, results of operations or cash flows. If OvaScience is unable to conclude that OvaScience's internal control over financial reporting is effective, or if OvaScience's independent registered public accounting firm determines OvaScience has a material weakness or significant deficiency in OvaScience's internal control over financial reporting, OvaScience could lose investor confidence in the accuracy and completeness of OvaScience's financial reports, the market price of OvaScience's common stock could decline, and OvaScience could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in OvaScience's internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict OvaScience's future access to the capital markets.

Risks Related to Millendo

Risks Related to Millendo's Financial Position and Need for Additional Capital

Millendo has incurred significant operating losses since inception and anticipates that it will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

        Since inception, Millendo has incurred significant operating losses and negative operating cash flows and there is no assurance that Millendo will ever achieve or sustain profitability. Millendo's net loss was $18.8 million, $84.6 million and $9.4 million for the years ended December 31, 2016 and 2017 and the six months ended June 30, 2018, respectively. As of June 30, 2018, Millendo had an accumulated deficit of $146.0 million. Millendo expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. Millendo has devoted substantially all of its efforts to acquisition and preclinical and clinical development of Millendo's product candidates livoletide and nevanimibe, as well as to building Millendo's management team and infrastructure. It could be several years, if ever, before Millendo has a commercialized product and Millendo's commercialized products, if any, may not be profitable. The net losses Millendo incurs may fluctuate significantly from quarter to quarter and year to year. Millendo anticipates that its expenses will increase significantly in connection with its ongoing activities as Millendo:

  •
  continues the ongoing and planned clinical development of livoletide and nevanimibe;

  •
  initiates preclinical studies and clinical trials for any additional diseases for its current product candidates and any future product candidates that Millendo may pursue;

  •
  builds a portfolio of product candidates through the acquisition or in-license of drugs or product candidates and technologies;

  •
  develops, maintains, expands and protects its intellectual property portfolio;

  •
  manufactures, or have manufactured, clinical and commercial supplies of its product candidates;

  •
  seeks marketing approvals for its current and future product candidates that successfully complete clinical trials;

  •
  establishes a sales, marketing and distribution infrastructure to commercialize any product candidate for which Millendo may obtain marketing approval;

  •
  hires additional administrative, clinical, regulatory and scientific personnel; and

  •
  incurs additional costs associated with operating as a public company following the completion of this Merger.

        In order to become and remain profitable, Millendo will need to develop and eventually commercialize, on Millendo's own or with collaborators, one or more product candidates with significant market potential. This will require Millendo to be successful in a range of challenging activities, including completing clinical trials of livoletide and nevanimibe, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which Millendo may obtain marketing approval, and satisfying any post-marketing requirements. Millendo may never succeed in any or all of these activities and, even if Millendo does, Millendo may never generate revenue from product sales or achieve profitability.

        Because of the numerous risks and uncertainties associated with pharmaceutical products and development, Millendo is unable to accurately predict the timing or amount of increased expenses or when, or if, Millendo will be able to achieve profitability. If Millendo is required by the U.S. Food and Drug Administration, or FDA, or other regulatory authorities such as the European Medicines Agency, or EMA, to perform studies and trials in addition to those currently expected, or if there are any delays in the development or in the completion of any planned or future preclinical studies or clinical trials of Millendo's current or future product candidates, Millendo's expenses could increase and profitability could be further delayed.

        Even if Millendo does achieve profitability, Millendo may not be able to sustain or increase profitability on a quarterly or annual basis. Millendo's failure to become and remain profitable would decrease the value of Millendo's company and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations. A decline in the value of Millendo's company also could cause you to lose all or part of your investment.

Millendo has a limited operating history and has never generated any revenue from product sales, which may make it difficult to evaluate the success of Millendo's business to date and to assess Millendo's future viability.

        Millendo is a clinical stage biopharmaceutical company with a limited operating history. Millendo's operations to date, with respect to the development of its product candidates, have been limited to organizing and staffing its company, business planning, raising capital, acquiring its technology and assets and conducting preclinical and clinical development of Millendo's product candidates. Millendo has not yet demonstrated an ability to successfully complete clinical development of a product candidate, obtain marketing approval, manufacture a commercial-scale drug (or arrange for a third-party to do so on Millendo's behalf), or conduct sales and marketing activities necessary for successful commercialization. Consequently, Millendo has no meaningful operations upon which to evaluate Millendo's business, and predictions about Millendo's future success or viability may not be as accurate as they could be if Millendo had more experience developing product candidates.

        Millendo's ability to generate revenue from product sales and achieve profitability depends on Millendo's ability, alone or with any future collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, livoletide, nevanimibe and any additional product candidates that Millendo may pursue in the future. Millendo does not anticipate generating revenue from product sales for the next several years, if ever. Millendo's ability to generate revenue from product sales depends heavily on Millendo's or any future collaborators' success in:

  •
  timely and successful completion of clinical development of Millendo's current product candidates;

  •
  obtaining and maintaining regulatory and marketing approvals for livoletide, nevanimibe and any future product candidates for which Millendo successfully complete clinical trials;

  •
  launching and commercializing any product candidates for which Millendo obtains regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

  •
  qualifying for coverage and adequate reimbursement by government and third-party payors for Millendo's current or any future product candidates, if approved, both in the United States and internationally, and reaching acceptable agreements with such government and third-party payors on pricing terms;

  •
  developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for livoletide, nevanimibe or any future product candidates that are compliant with current good manufacturing practices, or cGMP;

  •
  establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate amount and quality of drugs and services to support Millendo's planned clinical development, as well as the market demand for livoletide, nevanimibe and any future product candidates, if approved;

  •
  obtaining market acceptance, if and when approved, of livoletide, nevanimibe or any future product candidates as a viable treatment option by physicians, patients, third-party payors and others in the medical community;

  •
  effectively addressing any competing technological and market developments;

  •
  implementing additional internal systems and infrastructure, as needed;

  •
  negotiating favorable terms in any collaboration, licensing or other arrangements into which Millendo may enter, and performing Millendo's obligations pursuant to such arrangements;

  •
  maintaining, protecting and expanding Millendo's portfolio of intellectual property rights, including patents, trade secrets and know-how;

  •
  avoiding and defending against third-party interference or infringement claims; and

  •
  attracting, hiring and retaining qualified personnel.

Millendo will require additional capital to finance its operations, which may not be available on acceptable terms, if at all. Failure to obtain capital when needed may force Millendo to delay, limit or terminate certain of Millendo's development programs, future commercialization efforts or other operations.

        Millendo expects its expenses to increase in connection with its ongoing activities, particularly as Millendo continues to develop and, if approved, commercialize livoletide and nevanimibe. Additionally, if Millendo obtains marketing approval for its product candidates, Millendo expects to incur significant expenses related to manufacturing, marketing, sales and distribution. Furthermore, upon the Closing, Millendo expects to incur additional costs associated with operating as a public company.

        As of June 30, 2018, Millendo's cash was $6.8 million. Millendo expects that its existing cash, including the net proceeds from the contemplated concurrent financing, or the Pre-Closing Financing, will be sufficient to fund Millendo's current operating plans through the three-month efficacy readout of the Phase 2b portion of its pivotal Phase 2b/3 PWS study and completion of its Phase 2b CAH study. However, Millendo's operating plans may change as a result of many factors currently unknown to Millendo, and Millendo may need to seek additional funds sooner than planned, through public or private equity or debt financings, third-party funding, and marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. In any event, Millendo will require additional capital to pursue preclinical and clinical activities, regulatory approval and the commercialization of Millendo's current and future product candidates. Even if Millendo believes it has sufficient capital for its current or future operating plans, Millendo may seek additional capital if market conditions are favorable or if Millendo has specific strategic considerations. If Millendo elects to do so, additional capital may not be available to Millendo on acceptable terms, if at all. Millendo's ability to access additional capital, and as a result Millendo's operating results and liquidity needs, could be negatively affected by market fluctuations and economic downturn. Any additional capital raising efforts may divert Millendo's management from its day-to-day activities, which may adversely affect Millendo's ability to develop and commercialize its current and future product candidates.

Raising additional capital by issuing equity or debt securities may cause dilution to existing stockholders of Millendo, and raising funds through lending and licensing arrangements may restrict Millendo's operations or require Millendo to relinquish proprietary rights.

        Until such time as Millendo can generate substantial revenue from product sales, if ever, Millendo expects to finance its cash needs through a combination of equity and debt financings, including the issuance of shares of Millendo Common Stock in its Pre-Closing Financing, strategic alliances and license and development agreements in connection with any future collaborations. Millendo does not have any other committed external source of funds. To the extent that Millendo raises additional capital by issuing equity securities, Millendo's existing stockholders' ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Equity and debt financing, if available, may involve agreements that include covenants limiting or restricting Millendo's ability to take specific actions, such as redeeming Millendo's shares, making investments, incurring additional debt, making capital expenditures or declaring dividends.

        The incurrence of indebtedness could result in increased fixed payment obligations and Millendo may be required to agree to certain restrictive covenants therein, such as limitations on Millendo's ability to incur additional debt, limitations on Millendo's ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect Millendo's ability to conduct its business.

        If Millendo raises additional capital through collaborations, strategic alliances or third-party licensing arrangements, Millendo may have to relinquish valuable rights to its intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to Millendo. If Millendo is unable to raise additional capital through equity or debt financings when needed, Millendo may be required to delay, limit, reduce or terminate its product development or future commercialization efforts, or grant rights to develop and market product candidates that Millendo would otherwise develop and market itself.

Millendo's independent auditors have expressed substantial doubt about Millendo's ability to continue as a going concern.

        Millendo's audited financial statements at December 31, 2016 and 2017 and unaudited financial statements at June 30, 2018 and for the periods then ended were prepared assuming that Millendo will continue as a going concern. However, Millendo does not believe that its current cash will be sufficient to enable it to fund its current operations for longer than 12 months following June 30, 2018, and has therefore concluded that this circumstance causes substantial doubt about Millendo's ability to continue as a going concern. Similarly, the report of Millendo's independent auditors on Millendo's consolidated financial statements as of and for the year ended December 31, 2017 includes an explanatory paragraph indicating that there is substantial doubt about Millendo's ability to continue as a going concern.

        Such an opinion could materially limit Millendo's ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow Millendo to continue as a going concern. The perception that Millendo may not be able to continue as a going concern may also make it more difficult to operate its business due to concerns about Millendo's ability to meet its contractual obligations. Millendo's ability to continue as a going concern is contingent upon, among other factors, the completion of the Merger, the sale of the shares of Millendo's common stock in the Pre-Closing Financing or obtaining alternate financing. Millendo cannot provide any assurance that Millendo will be able to raise additional capital.

        If Millendo is unable to secure additional capital, Millendo may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve Millendo's cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in Millendo's clinical and regulatory efforts, which are critical to the realization of Millendo's business plan. The accompanying consolidated financial statements do not include any adjustments that may be necessary should Millendo be unable to continue as a going concern. If Millendo cannot continue as a viable entity, you may lose some or all of your investment.

Millendo may be required to make payments under licenses applicable to nevanimibe and livoletide.

        Millendo acquired worldwide, exclusive rights to nevanimibe pursuant to its license agreement with the Regents of the University of Michigan, or the University of Michigan, entered into in June 2013, or the UM License Agreement. Under the terms of the UM License Agreement, Millendo is obligated to make significant milestone and royalty payments in connection with the attainment of certain development steps and the sale of resulting products with respect to nevanimibe, as well as other material obligations. In addition, pursuant to an assignment agreement for certain patents and patent applications relating to livoletide, Millendo is also required to pay royalties on commercial sales and licensing of livoletide to the assignors. If milestone or other non-royalty obligations become due, Millendo may not have sufficient funds available to meet its obligations, which will materially adversely affect Millendo's business operations and financial condition.

Millendo may expend Millendo's limited resources to pursue a particular product candidate or disease and fail to capitalize on product candidates or diseases that may be more profitable or for which there is a greater likelihood of success.

        Because Millendo has limited financial and managerial resources, Millendo focuses on research programs and product candidates for specific indications. As a result, Millendo may forego or delay pursuit of opportunities with other product candidates or diseases that later prove to have greater commercial potential. Millendo's resource allocation decisions may ultimately not result in successful clinical development programs and may cause Millendo to fail to capitalize on other viable product candidates, commercial products or profitable market opportunities. In addition, Millendo's spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. For example, Millendo expended substantial time and resources on a previous product candidate, MLE4901, which Millendo ceased developing in 2017.

        If Millendo does not accurately evaluate the commercial potential or target market for a particular product candidate, Millendo may relinquish valuable rights to that product candidate through sale, collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for Millendo to retain sole development and commercialization rights.

Risks Related to Development and Commercialization

Millendo's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of livoletide, nevanimibe and any future product candidates. If Millendo is not able to obtain the required regulatory approvals, Millendo will not be able to commercialize its current or future product candidates and Millendo's ability to generate revenue will be adversely affected.

        Millendo does not have any drugs that have received regulatory approval and may never be able to develop marketable product candidates. Millendo expects that a substantial portion of Millendo's efforts and expenses for the foreseeable future will be devoted to the clinical development of livoletide and nevanimibe, and as a result, Millendo's business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. Millendo cannot be certain that livoletide or nevanimibe will receive regulatory approval or be successfully commercialized, even if Millendo receives regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of Millendo's product candidates are, and will remain, subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and similar foreign regulatory authorities. Failure to obtain regulatory approval for livoletide or nevanimibe in the United States or other jurisdictions will prevent Millendo from commercializing and marketing livoletide or nevanimibe.

        Even if Millendo were to successfully obtain approval from the FDA and comparable foreign regulatory authorities for its product candidates, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If Millendo is unable to obtain regulatory approval for its product candidates, or any approval contains significant limitations, on its own or with any future collaborators, Millendo may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other product candidate that Millendo may in-license, develop or acquire in the future.

        Furthermore, even if Millendo obtains regulatory approval for livoletide or nevanimibe, Millendo will still need to develop a commercial infrastructure, or otherwise develop relationships with collaborators to commercialize, establish a commercially viable pricing structure and obtain approval for adequate reimbursement from third-party and government payors. If Millendo, or Millendo's collaborators, are unable to successfully commercialize livoletide or nevanimibe, Millendo may not be able to generate sufficient revenue to continue Millendo's business.

Preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Millendo's clinical trials may not support Millendo's livoletide or nevanimibe claims.

        Millendo's product candidates, livoletide and nevanimibe, are still in development and will require extensive clinical testing before Millendo is prepared to submit a New Drug Application, or NDA, or other similar application for regulatory approval. Millendo cannot predict with any certainty if or when Millendo might submit an NDA for regulatory approval for livoletide or nevanimibe for the treatment of any indication or whether any such application will be approved by the relevant regulatory authority. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. For instance, the FDA or foreign regulatory authorities may not agree with Millendo's proposed endpoints for any clinical trials of livoletide or nevanimibe, even if validated in prior clinical trials of similar product candidates, which may delay the commencement of Millendo's future clinical trials. The FDA or foreign regulatory authorities may also not agree with Millendo's proposed trial designs or dosing regimens, which may likewise prevent or delay the commencement of Millendo's future clinical trials. The clinical trial process is also time-consuming. Millendo estimates that clinical trials of livoletide and nevanimibe for each of the indications that Millendo is pursuing will take the next several years to complete. Failure can occur at any stage of the trials, and Millendo could encounter problems that cause it to abandon or repeat clinical trials. Further, Millendo may encounter challenges in the clinical development of product candidates for reasons unrelated to the observed safety or efficacy of such product candidates in prior clinical trials. In addition, because Millendo is pursuing the treatment of two different indications with nevanimibe, setbacks or failures in, or termination of, clinical development for one indication may have a negative impact on the clinical development for the treatment of other indications.

        Success in preclinical testing and early clinical trials does not ensure that later and pivotal clinical trials will generate the same results, or otherwise provide adequate data to demonstrate the safety and efficacy of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later or pivotal clinical trials. Millendo's approach to targeting orphan endocrine diseases where current therapies do not exist or are insufficient, is novel and unproven, and as such, the cost and time needed to develop livoletide and nevanimibe is difficult to predict and Millendo's efforts may not be successful. If Millendo does not observe favorable results in future or planned clinical trials of livoletide and nevanimibe, Millendo may decide to delay or abandon development of livoletide and nevanimibe, which could harm Millendo's business, financial condition and results of operations. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.

Millendo may encounter substantial delays in its clinical trials or Millendo may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

        Before obtaining marketing approval from regulatory authorities for the sale of livoletide, nevanimibe and any future product candidates, Millendo must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate for its intended indications. Millendo cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

  •
  failure to obtain regulatory approval to commence a trial;

  •
  unforeseen safety issues;

  •
  determination of dosing issues;

  •
  lack of effectiveness during clinical trials;

  •
  inability to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

  •
  slower than expected rates of patient recruitment, failure to recruit adequate numbers of suitable patients to participate in Millendo's clinical trials or failure to maintain participation of recruited patients in clinical trials;

  •
  failure to manufacture sufficient quantities of a product candidate for use in clinical trials;

  •
  inability to monitor patients adequately during or after treatment; and

  •
  inability or unwillingness of medical investigators to follow Millendo's clinical protocols.

        Further, Millendo, the FDA or an institutional review board, or IRB, or other regulatory authority may suspend Millendo's clinical trials at any time if it appears that Millendo or Millendo's collaborators are failing to conduct a trial in accordance with regulatory requirements, including, for example, the FDA's good clinical practice, or GCP, regulations, that Millendo is exposing participants to unacceptable health risks, or if the FDA or other regulatory authority, as the case may be, finds deficiencies in Millendo's investigational new drug, or IND, application or other submissions, or the manner in which the clinical trials are conducted. Therefore, Millendo cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If Millendo experiences delays in the commencement or completion of Millendo's clinical trials, or if Millendo terminates a clinical trial prior to completion, the commercial prospects of Millendo's current and future product candidates could be harmed, and Millendo's ability to generate revenue from its current or future product candidates, once approved, may be delayed or eliminated. In addition, any delays in Millendo's clinical trials could increase its costs, slow down the approval process and jeopardize its ability to commence product sales and generate revenue. Any of these occurrences may harm Millendo's business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Millendo's product candidates.

        Moreover, principal investigators for Millendo's clinical trials may serve as Millendo's scientific advisors or consultants from time to time and receive compensation in connection with such services. Under certain circumstances, Millendo may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a financial relationship between Millendo and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial results. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of

Millendo's marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of its product candidates.

        Further, Millendo had limited involvement with the development of nevanimibe prior to June 2013. Accordingly, Millendo did not control the preclinical and clinical development of nevanimibe prior to June 2013 and Millendo is dependent on the University of Michigan to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to Millendo's acquisition of nevanimibe, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect any future revenue from these product candidates.

Millendo has never obtained marketing approval for a product candidate and Millendo may be unable to obtain, or may be delayed in obtaining, marketing approval for Millendo's current product candidates or any future product candidates that Millendo may develop.

        Millendo has never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any NDAs that Millendo submits for its product candidates or may conclude after review of Millendo's data that its application is insufficient to obtain marketing approval of Millendo's product candidates. If the FDA does not accept or approve Millendo's NDAs for any of Millendo's product candidates, it may require that Millendo conduct additional clinical trials, preclinical studies or manufacturing validation studies and submit that data before it will reconsider Millendo's applications, Depending on the extent of these or any other FDA-required trials or studies, approval of any NDA or application that Millendo submits may be delayed by several years, or may require Millendo to expend more resources than it has available. It is also possible that additional trials or studies, if performed and completed, may not be considered sufficient by the FDA to approve Millendo's NDAs.

        Any delay in obtaining, or an inability to obtain, marketing approvals would prevent Millendo from commercializing its product candidates, generating revenues and achieving and sustaining profitability. If any of these outcomes occurs, Millendo may be forced to abandon its development efforts for its product candidates, which could significantly harm Millendo's business, prospects, operating results and financial condition.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Millendo's control.

        Identifying and qualifying patients to participate in Millendo's clinical trials is critical to Millendo's success. Millendo may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of its clinical trials, and even once enrolled Millendo may be unable to retain a sufficient number of patients to complete any of its trials. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, Millendo's ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same disease, the proximity of patients to clinical sites and the eligibility criteria for the trials, Millendo's ability to obtain and maintain patient consents and the risk that patients enrolled in clinical trials will drop out of the trials before completion. Millendo's ability to enroll and retain patients in clinical trials of livoletide may be adversely impacted by the fact that livoletide is administered by subcutaneous injection. Furthermore, any negative results Millendo may report in clinical trials of its product candidates may make it difficult or impossible to recruit and retain patients in other clinical trials of those product candidates. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on Millendo's ability to develop livoletide and nevanimibe, or could render further development impossible. In addition, Millendo may rely on CROs and clinical trial sites to ensure proper and timely conduct of Millendo's future clinical trials and, while Millendo intends to enter into agreements governing their services, Millendo will be limited in its ability to compel their actual performance.

Millendo's product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

        During the conduct of clinical trials, clinical investigators monitor changes in patients' health, including illnesses, injuries and discomforts. Often, it is not possible to determine whether or not the product candidate being investigated caused these conditions, and regulatory authorities may draw different conclusions or require additional testing to confirm these determinations if they occur. In addition, it is possible that as Millendo tests livoletide, nevanimibe or any other product candidate in larger, longer and more extensive clinical programs, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be observed or reported by subjects. If clinical testing indicates that livoletide, nevanimibe or any future product candidate has side effects or causes serious or life-threatening side effects, Millendo may need to change the design of ongoing clinical trials or adjust dosing levels in ongoing or future clinical trials, and the development of the product candidate may be delayed or terminated entirely. For example, in recent years clinical trials by other companies evaluating product candidates for treatment of PWS, which employed a different mechanism of action than livoletide, have resulted in serious adverse events, including patient deaths, and the eventual termination of the clinical trial and/or clinical development program. Further, if the product candidate has received regulatory approval, such approval may be revoked, which would materially harm Millendo's business, prospects, operating results and financial condition.

        Moreover, if Millendo elects, or is required, to modify, delay, suspend or terminate any clinical trial for Millendo's product candidates, the commercial prospects of its product candidates may be harmed and Millendo's ability to generate revenue through their sale may be delayed or eliminated. Any of these occurrences may harm Millendo's business, financial condition and prospects significantly.

Millendo faces substantial competition, and Millendo's operating results will suffer if Millendo fails to compete effectively.

        The commercialization of new drugs is competitive, and Millendo may face worldwide competition from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies and ultimately generic companies. Millendo's competitors may develop or market therapies that are more effective, safer or less costly than any that Millendo is commercializing, or may obtain regulatory or reimbursement approval for their therapies more rapidly than Millendo may obtain approval for theirs.

        Millendo is aware of a number of companies that are working to develop drugs that would compete, directly or indirectly, against livoletide for the treatment of Prader-Willi Syndrome, or PWS, and nevanimibe for the treatment of classic congenital adrenal hyperplasia, or CAH, and endogenous Cushing's syndrome, or CS.

        Soleno Therapeutics, Inc. is currently developing diazoxide choline controlled release, an ATP-sensitive potassium channel agonist, and Levo Therapeutics, Inc. is pursuing development of carbetocin, a long-acting analogue of oxytocin, for the treatment of PWS. Each of Saniona AB, GLWL Research Inc. and Insys Therapeutics, Inc. has also announced or initiated smaller trials in PWS. There are also a number of compounds in preclinical development.

        Millendo is aware of three other companies developing treatments for patients with CAH: Diurnal Group PLC is developing an exogenous cortisol treatment with a modified release intended to more closely match the physiological release profile of cortisol. Neurocrine Biosciences, Inc. has initiated a Phase 2 clinical trial targeting CRF 1 and Spruce Biosciences, Inc. is developing a CRF 1 antagonist in a Phase 2 clinical trial. Novartis AG is currently marketing Signifor and Corcept Therapeutics Inc. is currently marketing Korlym, both for the treatment of subsets of CS patients. There are several other product candidates currently in clinical development for CS, including by Novartis, Corcept, HRA Pharma, SA and StrongBridge BioPharma plc.

        Many of Millendo's existing or potential competitors may have substantially greater financial, technical and human resources than Millendo does, and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the United States and in foreign countries. Millendo's current and potential future competitors may also have significantly more experience commercializing drugs that have been approved for marketing. If Millendo is not able to compete effectively against existing and potential competitors, Millendo's business and financial condition may be harmed.

        Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of Millendo's competitors. Competition may reduce the number and types of patients available to Millendo to participate in clinical trials, because some patients who might have opted to enroll in Millendo's trials may instead opt to enroll in a trial being conducted by one of Millendo's competitors.

        Competition may further increase as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Millendo's competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drugs that are more effective or less costly than any product candidate that Millendo may develop.

        Any inability to successfully complete clinical development of a product candidate could result in additional costs or impair or eliminate Millendo's ability to generate revenue from future sales of such product candidate, if approved, or from any regulatory and commercialization milestone with respect to such product candidate. In addition, if Millendo makes manufacturing or formulation changes to livoletide or nevanimibe, Millendo may need to conduct additional testing to bridge Millendo's modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which Millendo may have the exclusive right to commercialize livoletide or nevanimibe, or allow Millendo's competitors to bring comparable drugs to market before Millendo does, which could impair Millendo's ability to successfully commercialize livoletide or nevanimibe, and may harm Millendo's business, financial condition and results of operations.

        Established pharmaceutical and biotechnology companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make livoletide or nevanimibe less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, Millendo's competitors may succeed in obtaining patent protection, discovering, developing and receiving FDA or other regulatory authority approval, or commercializing drugs before Millendo does, which would have an adverse impact on Millendo's business and results of operations.

        The availability of Millendo's competitors' products could limit the demand and the price Millendo is able to charge for any product candidate it develops. The inability to compete with existing or subsequently introduced drugs would harm Millendo's business, prospects, financial condition and results of operations.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and even if Millendo obtains approval for a product candidate in one country or jurisdiction, Millendo may never obtain approval for, or commercialize, that product candidate in any other jurisdiction, which would limit Millendo's ability to realize its full market potential.

        Prior to obtaining approval to commercialize a product candidate in any jurisdiction, Millendo or Millendo's collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if Millendo's product candidates meet their safety and efficacy endpoints in clinical trials, the FDA or foreign regulatory agencies may believe the clinical trials do not show the appropriate balance of safety and efficacy in the indication being sought or may interpret the data differently than Millendo does, and deem the results insufficient to demonstrate the appropriate balance of safety and efficacy at the level required for product approval. Further, the regulatory authorities may not complete their review processes in a timely manner, or Millendo may otherwise not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, Millendo may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

        Further, in order to market any products in any particular jurisdiction, Millendo must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States does not ensure approval by regulatory authorities in any other country or jurisdiction. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for Millendo and require additional preclinical studies or clinical trials, which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Millendo's products in those countries. Millendo does not have any product candidates approved for sale in any jurisdiction, including in international markets, and Millendo does not have experience in obtaining regulatory approval in international markets. If Millendo fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Millendo's target market will be reduced and Millendo's ability to realize the full market potential of any product Millendo develops will be unrealized.

        The FDA or any foreign regulatory bodies can delay, limit or deny approval of Millendo's product candidates or require Millendo to conduct additional preclinical or clinical testing or abandon a program for many reasons, including:

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  the FDA or the applicable foreign regulatory agency's disagreement with the design or implementation of Millendo's clinical trials;

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  negative or ambiguous results from Millendo's clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

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  serious and unexpected drug-related side effects experienced by participants in Millendo's clinical trials or by individuals using drugs similar to Millendo's product candidates;

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  Millendo's inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that Millendo's product candidates are safe and effective for the proposed indication;

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  the FDA's or the applicable foreign regulatory agency's disagreement with the interpretation of data from preclinical studies or clinical trials;

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  Millendo's inability to demonstrate the clinical and other benefits of its product candidates outweigh any safety or other perceived risks;

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  the FDA's or the applicable foreign regulatory agency's requirement for additional preclinical studies or clinical trials;

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  the FDA's or the applicable foreign regulatory agency's disagreement regarding the formulation, labeling or the specifications of Millendo's product candidates;

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  the FDA's or the applicable foreign regulatory agency's failure to approve the manufacturing processes or facilities of third-party manufacturers with which Millendo contracts; or

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  the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering Millendo's clinical data insufficient for approval.

        Even if Millendo eventually completes clinical testing and receives approval of an NDA or foreign marketing application for Millendo's product candidates, the FDA or the applicable foreign regulatory agency may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, or the implementation of a Risk Evaluation and Mitigation Strategy, or REMS, which may be required to ensure safe use of the drug after approval. The FDA or the applicable foreign regulatory agency also may approve a product candidate for a more limited indication or patient population than Millendo originally requested, and the FDA or applicable foreign regulatory agency may not approve the labeling that Millendo believes is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would negatively impact Millendo's business and results of operations.

If Millendo is not able to obtain orphan drug designations or exclusivity for any of its current or future product candidates for which Millendo seeks such designation, the potential profitability of any such product candidates could be limited.

        Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan drug if the treatment is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for a disease for which it receives the designation, then the product is entitled to a period of marketing exclusivity that precludes the applicable regulatory authority from approving another marketing application for the same product for the same disease for the exclusivity period except in limited situations. For purposes of small molecule drugs, the FDA defines "same drug" as a drug that contains the same active moiety and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation.

        Millendo has received orphan drug designation for livoletide from the FDA and EMA for the treatment of PWS. Nevanimibe has received orphan drug designation from the FDA for the treatment of CAH and CS and the EMA for the treatment of CAH. Millendo may also seek orphan drug designation, where applicable, for its current product candidates in additional indications or for its future product candidates. However, obtaining an orphan drug designation can be difficult and Millendo may not be successful in doing so for any of Millendo's current or future product candidates, in any applicable indication. Even if Millendo were to obtain orphan drug designation for a product candidate, Millendo may not obtain orphan exclusivity and that exclusivity may not effectively protect the product candidate from the competition of different products or drugs for the same condition, which could be approved during the exclusivity period. Additionally, after an orphan drug is approved, the FDA could subsequently approve another application for the same product for the same disease if the FDA concludes that the later product is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusive marketing rights in the United States also may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. The failure to obtain an orphan drug designation for any product candidates Millendo may develop and seek it for, the inability to maintain that designation for the duration of the applicable period, or the inability to obtain or maintain orphan drug exclusivity could reduce Millendo's ability to make sufficient sales of the applicable product candidates to balance its expenses incurred to develop it, which would have a negative impact on Millendo's operational results and financial condition.

If Millendo is not able to obtain required regulatory approvals, Millendo will not be able to commercialize livoletide or nevanimibe, and Millendo's ability to generate revenue will be harmed.

        Livoletide and nevanimibe and the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by similar regulatory authorities outside the United States. Failure to obtain marketing approval for livoletide and nevanimibe will prevent Millendo from commercializing them.

        Millendo has not yet received approval from regulatory authorities to market any product candidate in any jurisdiction, and it is possible that none of livoletide, nevanimibe or any future product candidates will ever obtain the appropriate regulatory approvals necessary for Millendo to commence product sales. Neither Millendo nor any future collaborator is permitted to market any of its product candidates in the United States until Millendo receives regulatory approval of an NDA from the FDA.

        The time required to obtain approval of an NDA by the FDA is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. Prior to submitting an NDA to the FDA or an equivalent application to other foreign regulatory authorities for approval of livoletide for the treatment of PWS and for approval of nevanimibe for the treatment of CAH and CS, respectively, Millendo will need to complete its currently planned Phase 2b/3 clinical trials for each, and additional trials that the FDA may require Millendo to complete.

        Additionally, if the results of Millendo's clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with livoletide or nevanimibe, Millendo may:

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  be delayed in obtaining marketing approval for livoletide or nevanimibe, if at all;

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  obtain approval for indications or patient populations that are not as broad as intended or desired;

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  obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

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  be subject to additional post-marketing testing requirements;

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  be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

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  have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of REMS;

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  be subject to the addition of labeling statements, such as warnings or contraindications;

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  be sued; or

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  experience damage to Millendo's reputation.

        Furthermore, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions.

        Millendo may rely on third-party CROs and consultants to assist Millendo in filing and supporting the applications necessary to gain marketing approvals. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each disease to establish the safety and efficacy of livoletide, nevanimibe and any future product candidate for that disease. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities.

Even if Millendo obtains regulatory approval for livoletide, nevanimibe or future product candidates, Millendo will remain subject to ongoing regulatory oversight.

        Even if Millendo obtains any regulatory approval for livoletide, nevanimibe or future product candidates, the approved product will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. For example, we must comply with the FDA's advertising and promotion requirements, such as those related to direct-to-consumer advertising and the prohibition on promoting products for uses or in patient populations that are not described in the product's approved labeling. In addition, any regulatory approvals that Millendo receives for livoletide, nevanimibe or future product candidates may also be subject to REMS limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the drug.

        In addition, drug manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the NDA or foreign marketing application. If Millendo, or a regulatory authority, discover previously unknown problems with a drug, such as adverse events of unanticipated severity or frequency, or problems with the facility where the drug is manufactured or disagrees with the promotion, marketing or labeling of that drug, a regulatory authority may impose restrictions relative to that drug, the manufacturing facility or Millendo, including requiring recall or withdrawal of the drug from the market or suspension of manufacturing.

        If Millendo fails to comply with applicable regulatory requirements following approval of livoletide, nevanimibe or future product candidates, a regulatory authority may, among other things:

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  issue a warning letter asserting that Millendo is in violation of the law;

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  seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

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  suspend or withdraw regulatory approval;

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  suspend any ongoing clinical trials;

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  refuse to approve a pending NDA or comparable foreign marketing application (or any supplements thereto) submitted by Millendo or Millendo's strategic partners;

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  restrict the marketing or manufacturing of the drug;

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  seize or detain the drug or otherwise require the withdrawal of the drug from the market;

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  refuse to permit the import or export of product candidates; or

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  refuse to allow Millendo to enter into supply contracts, including government contracts.

        Any government investigation of alleged violations of law could require Millendo to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit Millendo's ability to commercialize livoletide and nevanimibe, and harm Millendo's business, financial condition and results of operations.

        In addition, the FDA's policies, and those of equivalent foreign regulatory agencies, may change and additional government regulations may be enacted that could suspend or restrict regulatory approval of livoletide and nevanimibe. Millendo cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Millendo is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Millendo is not able to maintain regulatory compliance, Millendo may lose any marketing approval that Millendo may have obtained and Millendo may not achieve or sustain profitability, which would harm Millendo's business, financial condition and results of operations.

Even if one of Millendo's product candidates receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

        Even if one of Millendo's product candidates receives marketing approval, it may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If any such product candidate does not achieve an adequate level of acceptance, Millendo may not generate significant product revenue and may not become profitable. The degree of market acceptance of a product candidate, if approved for commercial sale, will depend on a number of factors, including but not limited to:

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  the efficacy and potential advantages compared to alternative treatments;

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  the success of Millendo's efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of Millendo's products;

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  effectiveness of sales and marketing efforts;

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  the cost of treatment in relation to alternative treatments, including any similar generic treatments;

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  Millendo's ability to offer Millendo's drugs, once approved, for sale at competitive prices

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  the convenience and ease of administration compared to alternative treatments;

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  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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  the strength of marketing and distribution support;

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  the availability of third-party coverage and adequate reimbursement, and patients' willingness to pay out-of-pocket in the absence third-party coverage or adequate reimbursement;

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  the willingness of patients to pay out of pocket for serlopitant to the extent it is not reimbursed by third-party payors;

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  the prevalence and severity of any side effects; and

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  any restrictions on the use of Millendo's drugs, once approved, together with other medications

If the market opportunities for Millendo's product candidates are smaller than it believes they are, Millendo's product revenues may be adversely affected and Millendo business may suffer.

        Millendo's efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of Millendo's products, if and when approved, may require significant resources and may never be successful. Further, patient populations suffering from PWS, CAH and CS, and other indications Millendo may target in the future, are small and have not been established with precision. If the actual number of patients is smaller than Millendo estimates for any disease that Millendo is targeting, or if Millendo cannot raise awareness of these diseases and diagnosis is not improved, Millendo's revenue and ability to achieve profitability may be adversely affected. For example, since the patient populations for PWS, CAH and CS are small, the per-patient drug pricing must be high in order to recover Millendo's development and manufacturing costs, fund adequate patient support programs and achieve profitability. For PWS, CAH and CS, then, Millendo may not maintain or obtain sufficient sales volume at a price high enough to justify Millendo's product development efforts and Millendo's sales and marketing and manufacturing expenses. Because Millendo expects sales of livoletide and nevanimibe, if approved, to generate substantially all of Millendo's product revenue for the foreseeable future, the failure of either of these product candidates to find market acceptance would harm Millendo's business.

If Millendo is unable to establish sales, marketing and distribution capabilities, either on Millendo's own or in collaboration with third parties, Millendo may not be successful in commercializing its product candidates, if approved.

        Millendo does not have any infrastructure for the sales, marketing or distribution of Millendo's products, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any product that may be approved, Millendo must build its sales, distribution, marketing, managerial and other non-technical capabilities, or make arrangements with third parties to perform these services. There can be no assurance Millendo will be able to do so in a cost-effective manner, on terms favorable to Millendo, or at all.

        While Millendo may seek the aid of global or regional collaborators to provide additional resources for larger indications or to co-commercialize Millendo's product candidates in the European Union and certain other territories, Millendo expects to build a focused sales, distribution and marketing infrastructure to market its product candidates in the United States itself, if approved. There are significant expenses and risks involved with establishing Millendo's own sales, marketing and distribution capabilities, including Millendo's ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of Millendo's internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact its commercialization.

        Factors that may inhibit Millendo's efforts to commercialize its products on its own include:

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  Millendo's inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

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  the inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to prescribe any drugs;

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  the inability of reimbursement professionals to negotiate arrangements, for formulary access, reimbursement, and other acceptance by payors;

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  restricted or closed distribution channels that make it difficult to distribute Millendo's products to segments of the patient population;

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  the lack of complementary medicines to be offered by sales personnel, which may put Millendo at a competitive disadvantage relative to companies with more extensive product lines; and

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  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

        Further, Millendo does not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of Millendo's product candidates in certain markets overseas. Therefore, Millendo's future success will depend, in part, on its ability to enter into and maintain collaborative relationships for such capabilities, the collaborator's strategic interest in a product and such collaborator's ability to successfully market and sell the product. Millendo intends to pursue collaborative arrangements regarding the sale and marketing of its product candidates, if approved, for certain markets overseas; however, Millendo cannot assure you that they will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that Millendo depends on third parties for marketing and distribution, any revenue Millendo receives will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

        If Millendo is unable to build its own sales force or negotiate a collaborative relationship for the commercialization of its product candidates, Millendo may be forced to delay its potential commercialization or reduce the scope of its sales or marketing activities for them. If Millendo elects to increase its expenditures to fund commercialization activities itself, Millendo will need to obtain additional capital, which may not be available to Millendo on acceptable terms, or at all. If Millendo does not have sufficient funds, Millendo will not be able to bring its product candidates to market or generate product revenue. Millendo could enter into arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be ideal and Millendo may be required to relinquish rights to its product candidates or otherwise agree to terms unfavorable to Millendo, any of which may have an adverse effect on Millendo's business and results of operations.

        If Millendo is unable to establish adequate sales, marketing and distribution capabilities, either on Millendo's own or in collaboration with third parties, Millendo will not be successful in commercializing its product candidates and may not become profitable. Millendo will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal team or the support of a third-party to perform sales and marketing functions, Millendo may be unable to compete successfully against these more established companies.

Even if Millendo obtains and maintains approval for its current and future product candidates from the FDA, Millendo may nevertheless be unable to obtain approval for its product candidates outside of the United States, which would limit Millendo's market opportunities and could harm Millendo's business.

        Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If approved, sales of livoletide, nevanimibe and any future product candidate outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that Millendo intends to charge for any product candidates, if approved, is also subject to approval. Obtaining approval for livoletide, nevanimibe or any future product candidate in the European Union from the European Commission following the opinion of the EMA, if Millendo chooses to submit a marketing authorization application there, would be a lengthy and expensive process. Even if a product candidate is approved, the FDA or the European Commission, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Millendo and could delay or prevent the introduction of livoletide, nevanimibe or any future product candidate in certain countries.

        Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for livoletide, nevanimibe or any future product candidate may be withdrawn. If Millendo fails to comply with the regulatory requirements, Millendo's target market will be reduced and Millendo's ability to realize the full market potential of livoletide, nevanimibe or any future product candidate will be negatively impacted, and Millendo's business, prospects, financial condition and results of operations could be harmed.

Millendo is exposed to a variety of risks associated with its international operations.

        In December 2017, Millendo acquired Alizé, a biopharmaceutical company based in Lyon, France. As of June 30, 2018, Millendo had 18 employees located in the United States and seven employees located in France. Millendo's global operations expose it to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm Millendo's business. Risks associated with international operations include the following, and these risks may be more pronounced if Millendo seeks to commercialize livoletide, nevanimibe or any future product candidates outside of the United States:

  •
  different regulatory requirements for approval of therapies in foreign countries;

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  reduced protection for intellectual property rights;

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  unexpected changes in tariffs, trade barriers and regulatory requirements;

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  economic weakness, including inflation, or political instability in particular foreign economies and markets;

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  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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  foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

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  foreign reimbursement, pricing and insurance regimes;

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  workforce uncertainty in countries where labor unrest is more common than in the United States;

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  changes in diplomatic and trade relationships;

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  anti-corruption laws, including the FCPA, and its equivalent in foreign jurisdictions, such as the UK Bribery Act;

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  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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  business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires.

In addition, there are complex regulatory, tax, labor, and other legal requirements imposed by both the European Union and many of the individual countries in and outside of Europe, with which Millendo may need to comply. Many biopharmaceutical companies have found the process of marketing their own products in foreign countries to be very challenging.

        Furthermore, in some countries, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after coverage and reimbursement have been obtained. Reference pricing used by various countries and parallel distribution or arbitrage between low-priced and high-priced countries, can further reduce prices. To obtain reimbursement or pricing approval in some countries, Millendo may be required to conduct a clinical trial that compares the cost-effectiveness of Millendo's product candidate to other available therapies, which is time-consuming and costly. If coverage and reimbursement of Millendo's product candidates are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Millendo's business could be harmed.

Product liability lawsuits against Millendo could cause Millendo to incur substantial liabilities and could limit commercialization of any product candidate that Millendo may develop.

        Millendo faces an inherent risk of product liability exposure related to the testing of Millendo's current and future product candidates, and may face an even greater risk if Millendo commercializes any product candidate that it may develop. If Millendo cannot successfully defend itself against claims that any such product candidates caused injuries, Millendo could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for any product candidate that Millendo may develop;

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  loss of revenue;

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  substantial monetary awards to trial participants or patients;

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  significant time and costs to defend the related litigation;

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  withdrawal of clinical trial participants;

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  the inability to commercialize any product candidate that it may develop;

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  injury to Millendo's reputation and significant negative media attention; and

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  increased marketing costs to attempt to overcome any injury to Millendo's reputation or negative media attention.

        Although Millendo maintains product liability insurance coverage, such insurance may not be adequate to cover all liabilities that Millendo may incur. Millendo anticipates that it will need to increase its insurance coverage each time Millendo commences a clinical trial and if Millendo successfully commercializes any product candidate. Insurance coverage is increasingly expensive.

Millendo may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Regulatory Compliance

Millendo's current and future relationships with investigators, health care professionals, consultants, third-party payors and customers will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If Millendo is unable to comply, or have not fully complied, with such laws, Millendo could face substantial penalties.

        If Millendo obtains FDA approval for livoletide, nevanimibe or any future product candidates, and begins commercializing in the United States, Millendo's operations will be directly, or indirectly through Millendo's prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws and Physician Payments Sunshine Act and regulations. These laws may constrain Millendo's current and future business or financial arrangements and relationships through which Millendo conducts its operations, including how Millendo researches, markets, sells and distributes its products for which Millendo obtains marketing approval. In addition, Millendo may be subject to patient privacy laws by both the federal government and the states and other countries in which Millendo conducts its business. The laws that will affect Millendo's operations include, but are not limited to:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. In addition, the PPACA amended the intent requirement of the federal Anti-Kickback Statute, establishing that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;

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  federal civil and criminal false claims laws and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent. PPACA provides, and recent government cases against pharmaceutical and medical device manufacturers support the view, that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the federal civil False Claims Act;

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  HIPAA, which created additional federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and certain health care providers and their business associates who create, use or disclose HIPAA protected health information on their behalf;

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  federal transparency laws, including the federal Physician Payments Sunshine Act, that require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to CMS information related to: (i) payments or other "transfers of value" made to physicians and teaching hospitals and (ii) ownership and investment interests held by physicians and their immediate family members;

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  state and foreign law equivalents of each of the above federal laws, such as state anti-kickback, self-referral, and false claims laws which may apply to Millendo's business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical manufacturers to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require pharmaceutical manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

  •
  state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

        Efforts to ensure that Millendo's business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. However, because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Millendo's business activities could be subject to challenge under one or more of such laws. If Millendo's operations are found to be in violation of any of the laws described above or any other government regulations that apply to Millendo, it may be subject to penalties, including civil and criminal penalties, damages, fines, additional reporting requirements and oversight if Millendo becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, exclusion from participation in government health care programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm and the curtailment or restructuring of Millendo's operations, any of which could harm Millendo's ability to operate its business and its results of operations. Similar sanctions and penalties, as well as individual imprisonment, also can be imposed upon executive officers and employees, including criminal sanctions against executive officers under the so-called "responsible corporate officer" doctrine, even in situations where the executive officer did not intend to violate the law and was unaware of any wrongdoing.

        The risk of Millendo being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and its provisions are open to a variety of interpretations. Any action against Millendo for violation of these laws, even if Millendo successfully defends against it, could cause Millendo to incur significant legal expenses and divert its management's attention from the operation of Millendo's business. The shifting compliance environment and the need to build and maintain a robust and expandable system to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company such as Millendo may run afoul of one or more of the requirements.

Coverage and adequate reimbursement may not be available for Millendo's current or future product candidates, which could make it difficult for Millendo to sell them profitably, if approved.

        Market acceptance and sales of any product candidates that Millendo commercializes, if approved, will depend in part on the extent to which reimbursement for these drugs and related treatments will be available from third-party payors, including government health administration authorities and private health insurers. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that Millendo develops will be made on a plan-by-plan basis. As a result, the coverage determination process is often a time-consuming and costly process that may require Millendo to provide scientific and clinical support for the use of Millendo's products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained. One payor's determination to provide coverage for a drug does not assure that other payors will also provide coverage, and adequate reimbursement, for the drug. Additionally, a third-party payor's decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each plan determines whether it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a formulary generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use Millendo's drugs unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of Millendo's drugs.

        A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Millendo cannot be sure that coverage and reimbursement will be available for any drug that Millendo commercializes and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which Millendo obtains marketing approval. If coverage and reimbursement are not available, or are available only to limited levels, Millendo may not be able to successfully commercialize livoletide, nevanimibe and any future product candidates that Millendo develops.

        Additionally, there have been a number of legislative and regulatory proposals to change the healthcare system in the United States and in some foreign jurisdictions that could affect Millendo's ability to sell any future product candidates profitably. These legislative and regulatory changes may negatively impact the coverage and available reimbursement for livoletide, nevanimibe and any future product candidates Millendo may commercialize, following approval, if obtained.

Healthcare legislative reform measures may have a negative impact on Millendo's business and results of operations.

        In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect Millendo's ability to profitably sell any product candidates for which Millendo obtain marketing approval.

        In March 2010, PPACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% beginning January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

        In addition, other legislative changes have been adopted since PPACA was enacted. These changes include aggregate reductions in Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, following passage of the Bipartisan Budget Act of 2018, among other legislative amendments, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on Millendo's customers and, accordingly, Millendo's financial operations.

        Additional changes that may affect Millendo's business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of PPACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program. For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through PPACA, the possibility exists that manufacturers may be required to pay Medicaid rebates on their resulting drug utilization, a decision that could impact manufacturer revenues.

        Since PPACA was enacted, the U.S. federal government also has announced delays in the implementation of key provisions of PPACA. Additionally, there have been judicial and Congressional challenges to certain aspects of PPACA, as well as efforts by the Trump administration to repeal or replace certain aspects of PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of PPACA or otherwise circumvent some of the requirements for health insurance mandated by PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called "Cadillac" tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole". More recently, in July 2018 CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Millendo continues to evaluate the potential impact of PPACA and its possible repeal or replacement on Millendo business.

        Millendo expects that PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Millendo is able to charge for any approved drug in the United States. For example, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration's budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. While some proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, such measures are designed to encourage importation from other countries and bulk purchasing. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Millendo from being able to generate revenue, attain profitability, or commercialize Millendo's drugs. Millendo expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Millendo's product candidates or additional pricing pressures.

Regulatory, legislative or self-regulatory/standard developments regarding privacy and data security matters could adversely affect Millendo's ability to conduct its business.

        Millendo is subject to and affected by laws, rules, regulations and industry standards related to data privacy and security, and restrictions or technological requirements regarding the collection, use, storage, security, retention or transfer of data. In the United States, the rules and regulations to which Millendo may be subject include federal laws and regulations enforced by the Federal Trade Commission, the Department of Health & Human Services, and state privacy, data security, and breach notification laws, as well as regulator enforcement positions and expectations. Internationally, governments and agencies have adopted and could in the future adopt, modify, apply or enforce additional laws, policies, regulations, and standards covering privacy and data security that may apply to Millendo's business. New regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase Millendo's costs of doing business. In addition to privacy and data security regulations currently in force in the jurisdictions where Millendo operates, the European Union General Data Protection Regulation, or GDPR, went into effect in May 2018. The GDPR contains numerous requirements and changes from existing European Union, or EU, law, including more robust obligations on data processors and data controllers and heavier documentation requirements for data protection compliance programs. Specifically, the GDPR will introduce numerous privacy-related changes for companies operating in the EU, including greater control over personal data-by-data subjects (e.g., the "right to be forgotten"), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR's requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between Millendo and Millendo's subsidiaries, including employee information. However, despite Millendo's ongoing efforts to bring its practices into compliance before the effective date of the GDPR, Millendo may not be successful either due to various factors within Millendo's control, such as limited financial or human resources, or other factors outside Millendo's control. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EU member states. Any failure or alleged failure (including as a result of deficiencies in Millendo's policies, procedures, or measures relating to privacy, data security, marketing, or communications) by Millendo to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties, additional regulatory oversight and reporting obligations or adverse publicity. Millendo expects that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the European Union, and in other jurisdictions, and Millendo cannot determine the impact such future laws, regulations and standards may have on Millendo's business.

        Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations could impair Millendo's ability to operate its business and negatively impact its results of operations.

Risks Related to Millendo's Intellectual Property

Millendo relies on the availability of licenses for intellectual property from third parties and these licenses may not be available to Millendo on commercially reasonable terms, or at all.

        Millendo is heavily reliant upon the UM License Agreement to certain patent rights and proprietary technology from the University of Michigan that are important or necessary to the development of nevanimibe. As of June 30, 2018, with respect to nevanimibe patent rights, Millendo owned one issued U.S. patent, two pending U.S. patent applications, and a number of patent applications in other jurisdictions, and Millendo jointly owned, with the University of Michigan, three issued U.S. patents, one pending U.S. patent application, and a number of patent applications in other jurisdictions. In addition, as of June 30, 2018, with respect to livoletide patent rights, Millendo owned four issued U.S. patents, one pending U.S. patent application, and a number of patents and pending patent applications in other jurisdictions. There is no guarantee that any of the foregoing patent applications will result in issued patents, or that any current patents or patent applications, if issued, will include claims that are sufficiently broad to cover Millendo's product candidates or future products, or to provide meaningful protection from Millendo's competitors in all territories in which Millendo may wish to develop or commercialize Millendo's products in the future. Millendo will be able to protect Millendo's proprietary rights from unauthorized use by third parties only to the extent they are covered by valid and enforceable patents or are effectively maintained as trade secrets within Millendo's organization. If third parties disclose or misappropriate Millendo's proprietary rights, it may have a material adverse effect on Millendo's business.

        The licenses granted under the UM License Agreement are revocable under certain circumstances including if Millendo ceases to do business, fail to make the payments due thereunder, commit a material breach of the agreement that is not cured within a certain time period after receiving written notice or fail to meet certain specified development and commercial timelines. In such an event, Millendo's ability to compete in the market may be diminished. Termination of the UM License Agreement may result in Millendo's having to negotiate a new or reinstated agreement, which may not be available to Millendo on equally favorable terms, or at all, which may mean Millendo is unable to develop or commercialize nevanimibe. Additionally, the UM License Agreement and other licenses Millendo may enter into in the future may not provide exclusive rights to use such intellectual property and technology at all, in all relevant fields of use and/or in all territories in which Millendo may wish to develop or commercialize its product candidates in the future. As a result, Millendo may not be able to prevent competitors from developing and commercializing competitive products, including in territories included in the UM License Agreement.

        Licenses to additional third-party patents and materials that may be required for Millendo's development programs may not be available in the future or may not be available on commercially reasonable terms, or at all, which could harm Millendo's business and financial condition.

Millendo's intellectual property licenses and agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of Millendo's rights to the relevant intellectual property or technology or increase Millendo's financial or other obligations to its licensors.

        Millendo currently depends, and will continue to depend, on the UM License Agreement. In addition, pursuant to an assignment agreement for certain patents and patent applications relating to livoletide, Millendo is also required to pay royalties on commercial sales and licensing of livoletide to the assignors. Further, the assignors under this assignment agreement have a right to repurchase the assigned intellectual property at a certain price in the event Millendo does not, upon receiving notice, use reasonable efforts to develop, introduce for sale and promote products derived from the assigned intellectual property. Such reasonable efforts involve spending an annual amount of at least CDN$100,000 in research and development related to livoletide, actively pursuing the registration, licenses and permits necessary to market livoletide and actual commercialization of livoletide, if approved. Further development and commercialization of livoletide and nevanimibe may, and development of any future product candidates may, require Millendo to enter into additional license, assignment or collaboration agreements. The agreements under which Millendo currently holds or licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Millendo believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Millendo believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Millendo's business, financial condition, results of operations and prospects.

        If any of Millendo's current or future licenses or agreements or material relationships or any in-licenses upon which Millendo's current or future licenses and intellectual property are based are terminated or breached, Millendo may:

  •
  lose Millendo's rights to develop and market its current and any future product candidates;

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  lose Millendo's rights to patent protection for its current or any future product candidates;

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  experience significant delays in the development or commercialization of Millendo's current or any future product candidates;

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  not be able to obtain any other licenses on acceptable terms, if at all; or

  •
  incur liability for damages.

        These risks apply to any agreements that Millendo may enter into in the future for livoletide, nevanimibe or for any future product candidates. If Millendo experiences any of the foregoing, it would have a material adverse effect on Millendo's business, financial condition and results of operations.

        If Millendo fails to comply with its obligations in the agreements under which Millendo holds or licenses intellectual property rights from third parties or otherwise experience disruptions to Millendo's business relationships with its licensors, Millendo could lose license and intellectual property rights that are important to Millendo's business.

        Further, Millendo cannot provide any assurances that third-party patents or other intellectual property rights do not exist, which might be enforced against Millendo's current product candidates, resulting in either an injunction prohibiting Millendo's manufacture or sales, or, with respect to Millendo's sales, an obligation on Millendo's part to pay royalties and/or other forms of compensation to third parties. Moreover, if disputes over intellectual property that Millendo has licensed prevent or impair Millendo's ability to maintain its current licensing arrangements on commercially acceptable terms, Millendo may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on Millendo's business, prospects, financial condition and results of operations.

If Millendo is unable to obtain and maintain patent protection for its technology and products, or if the scope of the patent protection obtained is not sufficiently broad, Millendo may not be able to compete effectively in Millendo's markets.

        Millendo relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to Millendo's product candidates. Millendo's success depends in large part on its ability to obtain and maintain patent protection in the United States and other countries with respect to Millendo's current and future product candidates in the United States and other countries in which Millendo plans to develop and commercialize such product candidates. Millendo seeks to protect its proprietary position by filing patent applications in the United States and abroad related to Millendo's development programs and product candidates. The patent prosecution process is expensive and time-consuming, and Millendo may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

        Pursuant to the UM License Agreement, Millendo obtained an exclusive, worldwide license to develop, manufacture and commercialize nevanimibe. However, the UM License Agreement permits the University of Michigan, and other non-profit research institutions which are granted such rights from the University of Michigan, to manufacture and research nevanimibe for internal research, public service and internal educational purposes, all of which could result in new patentable inventions concerning the manufacture or use of nevanimibe. In addition, pursuant to an assignment agreement for certain livoletide patents and patent applications, certain individuals at the Erasmus University Medical Center and the University of Turin were granted non-exclusive rights to use the assigned intellectual property for non-commercial research with Millendo's prior written consent, all of which could result in new patentable inventions concerning the manufacture or use of livoletide.

        It is also possible that Millendo will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. The patent applications that Millendo owns or in-licenses may fail to result in issued patents with claims that cover Millendo's current and future product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to Millendo's patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover Millendo's current and future product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to Millendo could deprive Millendo of rights necessary for the successful commercialization of any product candidates that Millendo may develop. Further, if Millendo encounters delays in regulatory approvals, the period of time during which Millendo could market a product candidate and companion diagnostic under patent protection could be reduced.

        If the patent applications Millendo holds or have in-licensed with respect to Millendo's development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for Millendo's current and future product candidates, it could dissuade companies from collaborating with Millendo to develop product candidates, and threaten Millendo's ability to commercialize future drugs. Any such outcome could have a material adverse effect on Millendo's business.

        The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect Millendo's rights to the same extent as the laws of the United States, or vice versa. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Further, Millendo may not be aware of all third-party intellectual property rights potentially relating to Millendo's product candidates. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically published 18 months after filing, or in some cases, not at all. Therefore, Millendo cannot know with certainty whether Millendo was the first to make the inventions claimed in Millendo's owned or licensed patents or pending patent applications, or that Millendo was the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of Millendo's patent rights are highly uncertain. Millendo's pending and future patent applications may not result in patents being issued which protect Millendo's technology or product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and drugs. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Millendo's patents or narrow the scope of Millendo's patent protection.

        Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Millendo's patent applications and the enforcement or defense of Millendo's issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Millendo's business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Millendo's patent applications and the enforcement or defense of Millendo's issued patents, all of which could have a material adverse effect on Millendo's business and financial condition. Any further changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Millendo's patents and patent applications or narrow the scope of Millendo's potential patent protection.

        Moreover, Millendo may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging Millendo's patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Millendo's patent rights, allow third parties to commercialize Millendo's technology or product candidates and compete directly with Millendo, without payment to Millendo, or result in Millendo's inability to manufacture or commercialize product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by Millendo's patents and patent applications is threatened, it could dissuade companies from collaborating with Millendo to license, develop or commercialize current or future product candidates.

        The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Millendo's owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Millendo's ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of Millendo's technology and product candidates. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years from the earliest filing date of a non-provisional patent application. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for Millendo's current or future product candidates, Millendo may be open to competition from generic versions of such drugs. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Millendo's owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing drugs similar or identical to that of Millendo's.

Millendo jointly owns patents and patent applications with third parties. Millendo's ability to exploit or enforce these patent rights, or to prevent the third-party from granting licenses to others with respect to these patent rights, may be limited in some circumstances.

        Millendo jointly owns certain patents and patent applications with third parties. In the absence of an agreement with each co-owner of jointly owned patent rights, Millendo will be subject to default rules pertaining to joint ownership. Some countries require the consent of all joint owners to exploit, license or assign jointly owned patents, and if Millendo is unable to obtain that consent from the joint owners, Millendo may be unable to exploit the invention or to license or assign Millendo's rights under these patents and patent applications in those countries. For example, Millendo secured exclusive rights from the University of Michigan for certain patents and patent applications that they jointly own with Millendo related to nevanimibe. Additionally, in the United States, each co-owner may be required to be joined as a party to any claim or action Millendo may wish to bring to enforce these patent rights, which may limit its ability to pursue third-party infringement claims.

Obtaining and maintaining Millendo's patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Millendo's patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States in several stages over the lifetime of Millendo's owned and licensed patents and/or applications and any patent rights it may own or license in the future. Millendo relies on its outside counsel or its licensing partners to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. Millendo employs reputable law firms and other professionals to help Millendo comply and Millendo is also dependent on its licensors to take the necessary action to comply with these requirements with respect to Millendo's licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules.

There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

        In such an event, potential competitors might be able to enter the market and this circumstance would have a material adverse effect on Millendo's business.

Patent terms may be inadequate to protect Millendo's competitive position on its product candidates for an adequate amount of time.

        Given the amount of time required for the development, testing and regulatory review of new product candidates such as livoletide and nevanimibe, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Millendo expects to seek extensions of patent terms in the United States and, if available, in other countries where Millendo is prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of an FDA-approved drug, an FDA-approved method of treatment using the drug and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with Millendo's assessment of whether such extensions are available, and may refuse to grant extensions to Millendo's patents, or may grant more limited extensions than Millendo requests. Further, Millendo may not elect to extend the most beneficial patent to Millendo or the claims underlying the patent that it chooses to extend could be invalidated. If any of the foregoing occurs, Millendo's competitors may be able to take advantage of Millendo's investment in development and clinical trials by referencing its clinical and preclinical data and launch their drug earlier than might otherwise be the case.

Intellectual property rights do not necessarily address all potential threats to Millendo's business.

        The degree of future protection afforded by Millendo's intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Millendo's business. The following examples are illustrative:

  •
  others may be able to make compounds, or livoletide and nevanimibe formulations that are similar to Millendo's livoletide and nevanimibe formulations but that are not covered by the claims of the patents that Millendo owns or controls;

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  Millendo or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that Millendo owns or controls;

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  Millendo might not have been the first to file patent applications covering certain of Millendo's inventions;

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  others may independently develop similar or alternative technologies or duplicate any of Millendo's technologies without infringing Millendo's intellectual property rights;

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  it is possible that Millendo's pending patent applications will not lead to issued patents;

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  issued patents that Millendo owns or controls may not provide Millendo with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

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  Millendo's competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where Millendo does not have patent rights and then use the information learned from such activities to develop competitive drugs for sale in Millendo's major commercial markets;

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  Millendo may not develop additional proprietary technologies that are patentable; and

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  the patents of others may have an adverse effect on Millendo's business.

Millendo does not have composition of matter patent protection with respect to nevanimibe.

        Millendo owns certain patents and patent applications with claims directed to specific methods of using nevanimibe and it expects to have marketing exclusivity from the FDA and EMA for a period of seven and ten years, respectively, because nevanimibe has not been approved in these markets. However, Millendo does not have composition of matter protection in the United States and elsewhere covering nevanimibe. Millendo may be limited in its ability to list its patents in the FDA's Orange Book if the use of its product, consistent with its FDA-approved label, would not fall within the scope of Millendo's patent claims. Also, Millendo's competitors may be able to offer and sell products so long as these competitors do not infringe any other patents that Millendo (or third parties) hold, including patents with claims directed to the manufacture of nevanimibe and/or method of use patents. In general, method of use patents are more difficult to enforce than composition of matter patents because, for example, of the risks that the FDA may approve alternative uses of the subject compounds not covered by the method of use patents, and others may engage in off-label sale or use of the subject compounds. Physicians are permitted to prescribe an approved product for uses that are not described in the product's labeling. Although off-label prescriptions may infringe its method of use patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. FDA approval of uses that are not covered by Millendo's patents would limit Millendo's ability to generate revenue from the sale of nevanimibe, if approved for commercial sale. Off-label sales would limit Millendo's ability to generate revenue from the sale of nevanimibe, if approved for commercial sale.

Third parties may initiate legal proceedings, which are expensive and time consuming, alleging that Millendo is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse impact on the success of Millendo's business.

        Millendo's commercial success depends, in part, upon its ability, and the ability of Millendo's future collaborators, to develop, manufacture, market and sell livoletide, nevanimibe and any future product candidates and use Millendo's proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. Millendo may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to livoletide, nevanimibe and any future product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Third parties may assert infringement claims against Millendo based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with Millendo to enforce or to otherwise assert their patent rights against Millendo. Even if Millendo believes such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a material adverse effect on Millendo's ability to commercialize livoletide, nevanimibe and any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, Millendo would need to overcome a presumption of validity. As this burden is a high one requiring Millendo to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If Millendo is found to infringe a third-party's valid and enforceable intellectual property rights, Millendo could be required to obtain a license from such third-

party to continue developing, manufacturing and marketing Millendo's product candidate and technology. However, Millendo may not be able to obtain any required license on commercially reasonable terms or at all. Even if Millendo were able to obtain a license, it could be non-exclusive, thereby giving Millendo's competitors and other third parties access to the same technologies licensed to Millendo, and it could require Millendo to make substantial licensing and royalty payments. Millendo could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. In addition, Millendo could be found liable for monetary damages, including treble damages and attorneys' fees, if Millendo is found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent Millendo from manufacturing and commercializing livoletide, nevanimibe or any future product candidates or force Millendo to cease some or all of Millendo's business operations, which would have a material adverse effect on Millendo's business. Claims that Millendo has misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on Millendo's business. Even if Millendo prevails in such infringement claims, patent litigation can be expensive and time consuming, which would harm Millendo's business, financial condition and results of operations.

Millendo may become involved in lawsuits to protect or enforce Millendo's patents, the patents of Millendo's licensors or Millendo's other intellectual property rights, which could be expensive, time consuming and unsuccessful.

        Competitors may infringe or otherwise violate Millendo's patents, the patents of Millendo's licensors or Millendo's other intellectual property rights. To counter infringement or unauthorized use, Millendo may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of Millendo's or Millendo's licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that Millendo's patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of Millendo's patents at risk of being invalidated or interpreted narrowly and could put Millendo's patent applications at risk of not issuing. The initiation of a claim against a third-party may also cause the third-party to bring counter claims against Millendo such as claims asserting that Millendo's patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Millendo cannot be certain that there is no invalidating prior art, of which Millendo and the patent examiner were unaware during prosecution. For the patents and patent applications that Millendo has licensed, Millendo may have limited or no right to participate in the defense of any licensed patents against challenge by a third-party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Millendo would lose at least part, and perhaps all, of any future patent protection on Millendo's current or future product candidates. Such a loss of patent protection could have material adverse effect on Millendo's business.

        Millendo may not be able to prevent, alone or with its licensors, misappropriation of its intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Millendo's business could be harmed if in litigation the prevailing party does not offer Millendo a license on commercially reasonable terms. Any litigation or other proceedings to enforce

Millendo's intellectual property rights may fail, and even if successful, may result in substantial costs and distract Millendo's management and other employees. Even if Millendo prevails in such infringement claims, patent litigation can be expensive and time consuming, which would harm Millendo's business, financial condition and results of operations.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Millendo's confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of Millendo's common stock.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing Millendo's ability to protect its product candidates.

        The United States has recently enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Millendo's ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, federal courts, USPTO, and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken its ability to obtain new patents or to enforce patents that Millendo has licensed or that Millendo might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken Millendo's ability to obtain new patents or to enforce patents that Millendo has licensed or that Millendo may obtain in the future.

Millendo may not be able to protect Millendo's intellectual property rights throughout the world, which could have a material adverse effect on Millendo's business.

        Filing, prosecuting and defending patents covering livoletide, nevanimibe and any future product candidates throughout the world would be prohibitively expensive. Competitors may use Millendo's technologies in jurisdictions where Millendo has not obtained patent protection to develop its own drugs and, further, may export otherwise infringing drugs to territories where Millendo may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These drugs may compete with Millendo's drugs in jurisdictions where Millendo does not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Millendo's reliance on third parties requires Millendo to share Millendo's trade secrets, which increases the possibility that a competitor will discover them or that Millendo's trade secrets will be misappropriated or disclosed.

        If Millendo relies on third parties to manufacture and commercialize livoletide, nevanimibe or any future product candidates, or if Millendo collaborates with third parties for the development of livoletide, nevanimibe or any future product candidates, Millendo must, at times, share trade secrets with them. Millendo may also conduct joint research and development programs that may require Millendo to share trade secrets under the terms of its research and development partnerships or similar agreements. Millendo seeks to protect Millendo's proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with Millendo's advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose its confidential information, including Millendo's trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by Millendo's competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Millendo's proprietary position is based, in part, on Millendo's know-how and trade secrets, a competitor's discovery of Millendo's trade secrets or other unauthorized use or disclosure could have an adverse effect on Millendo's business and results of operations.

        In addition, these agreements typically restrict the ability of Millendo's advisors, employees, third-party contractors and consultants to publish data potentially relating to Millendo's trade secrets. Despite Millendo's efforts to protect its trade secrets, Millendo's competitors may discover Millendo's trade secrets, either through breach of Millendo's agreements with third parties, independent development or publication of information by any of third-party collaborators. A competitor's discovery of Millendo's trade secrets would harm Millendo's business.

Millendo may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

        Certain of Millendo's employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including Millendo's competitors or potential competitors. Although Millendo tries to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for Millendo, Millendo may be subject to claims that these individuals or Millendo has used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If Millendo fails in defending any such claims, in addition to paying monetary damages Millendo may lose valuable intellectual property rights or personnel. Even if Millendo is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

        In addition, while it is Millendo's policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Millendo, Millendo may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Millendo regards as its own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and Millendo may be forced to bring claims against third parties, or defend claims that they may bring against Millendo, to determine the ownership of what Millendo regards as its intellectual property.

Risks Related to Millendo's Dependence on Third Parties

Millendo does not have its own manufacturing capabilities and will rely on third parties to produce clinical and commercial supplies of livoletide and nevanimibe, and any future product candidate.

        Millendo has no experience in drug formulation or manufacturing and does not own or operate, and Millendo does not expect to own or operate, facilities for product manufacturing, storage and distribution, or testing. In connection with Millendo's acquisition of Alizé, Millendo acquired all of the active pharmaceutical ingredient, or API, for livoletide in Alizé's possession; however, this existing API will not be sufficient for Millendo to complete its planned Phase 2b/3 clinical trials for livoletide, and Millendo will rely on a contract manufacturing organization, or CMO, to produce additional livoletide API for Millendo for clinical use. Millendo also currently relies on CMOs to produce nevanimibe for Millendo's clinical trials. Additionally, Millendo relies on CMOs with respect to the manufacture of drug product for Millendo's clinical trials, including for filing and packaging. Any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replenish the supply or replace a third-party manufacturer could considerably delay completion of Millendo's clinical trials, product testing and potential regulatory approval of Millendo's product candidates. If Millendo's manufacturers or Millendo is unable to purchase these raw materials after regulatory approval has been obtained for Millendo's product candidates, the commercial launch of Millendo's product candidates would be delayed or there would be a shortage in supply, which would impair Millendo's ability to generate revenue from the sale of its product candidates.

        Millendo will need to rely on third-party manufacturers to supply Millendo with sufficient quantities of livoletide and nevanimibe to be used, if approved, for the commercialization of each. The facilities used by Millendo's contract manufacturers to manufacture Millendo's product candidates must be approved by the FDA pursuant to inspections that will be conducted after Millendo submits its NDA to the FDA. Millendo does not control the manufacturing process of, and are completely dependent on, its contract manufacturing partners for compliance with cGMP requirements for manufacture of drug products. If Millendo's contract manufacturers cannot successfully manufacture material that conforms to Millendo's specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. In addition, Millendo has no control over the ability of Millendo's contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of Millendo's product candidates or if it withdraws any such approval in the future, Millendo may need to find alternative manufacturing facilities, which would significantly impact Millendo's ability to develop, obtain regulatory approval for or market Millendo's product candidates, if approved. Further, Millendo's reliance on third-party manufacturers entails risks, to which it would not be subject if it manufactured product candidates itself, including:

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  inability to meet Millendo's product specifications and quality requirements consistently;

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  delay or inability to procure or expand sufficient manufacturing capacity;

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  issues related to scale-up of manufacturing;

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  costs and validation of new equipment and facilities required for scale-up;

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  failure to comply with cGMP and similar foreign standards;

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  inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

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  termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to Millendo;

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  reliance on a limited number of sources, and in some cases, single sources for product components;

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  lack of qualified backup suppliers for those materials that are currently purchased from a sole or single source supplier;

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  operations of Millendo's third-party manufacturers or suppliers could be disrupted by conditions unrelated to Millendo's business or operations, including the bankruptcy of the manufacturer or supplier;

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  inability to find replacement manufacturers or suppliers, if necessary, on terms favorable to Millendo, in a timely manner, or at all;

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  carrier disruptions or increased costs that are beyond its control; and

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  failure to deliver Millendo's products under specified storage conditions and in a timely manner.

        Any of these events could lead to clinical trial delays, failure to obtain regulatory approval or impact Millendo's ability to successfully commercialize Millendo's products once approved. Some of these events could be the basis for FDA or other regulatory authority action, including injunction, recall, seizure, or total or partial suspension of production.

Millendo may in the future enter into collaborations with third parties to develop its product candidates. If these collaborations are not successful, Millendo's business could be harmed.

        Millendo may enter into collaborations with third parties in the future. Any collaborations Millendo enters into in the future may pose several risks, including the following:

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  collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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  collaborators may not perform their obligations as expected;

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  the clinical trials conducted as part of these collaborations may not be successful;

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  collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results;

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  changes in the collaborators' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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  collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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  Millendo may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform Millendo's stockholders about the status of such product candidates;

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  collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Millendo's product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than that of Millendo's;

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  product candidates developed in collaboration with Millendo may be viewed by Millendo's collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote, or limit, resources to the commercialization of Millendo's product candidates;

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  a collaborator with marketing and distribution rights to one or more of Millendo's product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate;

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  disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development, or commercialization of such product candidates, may lead to additional responsibilities for Millendo with respect to such product candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

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  collaborators may not properly maintain or defend Millendo's intellectual property rights or may use Millendo's proprietary information in such a way as to invite litigation that could jeopardize or invalidate Millendo's intellectual property or proprietary information or expose Millendo to potential litigation;

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  disputes may arise with respect to the ownership of intellectual property developed pursuant to Millendo's collaborations;

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  collaborators may infringe the intellectual property rights of third parties, which may expose Millendo to litigation and potential liability; and

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  collaborations may be terminated for the convenience of the collaborator and, if terminated, Millendo could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

        If any such potential future collaborations do not result in the successful development and commercialization of product candidates, or if one of Millendo's future collaborators terminates its agreement with Millendo, Millendo may not receive any future research funding or milestone or royalty payments under the collaboration. If Millendo does not receive the funding it expects under these agreements, the development of its product candidates could be delayed and it may need additional resources to develop its product candidates. In addition, if one of Millendo's future collaborators terminates its agreement with Millendo, Millendo may find it more difficult to attract new collaborators and the perception of Millendo in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization apply to the activities of Millendo's potential future collaborators.

        Millendo may in the future determine to collaborate with other pharmaceutical and biotechnology companies for development and potential commercialization of Millendo's product candidates. These relationships, or those like them, may require Millendo to incur non-recurring and other charges, increase Millendo's near- and long-term expenditures, issue securities that dilute its existing stockholders or disrupt Millendo's management and business. In addition, Millendo could face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Millendo's ability to reach a definitive collaboration agreement will depend, among other things, upon Millendo's assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of several factors. If Millendo licenses rights to its product candidates, Millendo may not be able to realize the benefit of such transactions if it is unable to successfully integrate them with its existing operations and company culture.

Millendo may not be successful in finding strategic collaborators for continuing development of livoletide or nevanimibe, or successfully commercializing or competing in the market for certain diseases.

        Millendo may seek to develop strategic partnerships for developing and commercializing livoletide or nevanimibe, due to capital costs required to develop the product candidate, manufacturing constraints or anticipated commercialization costs. Millendo may not be successful in its efforts to establish such a strategic partnership or other alternative arrangements for livoletide or nevanimibe because Millendo's research and development pipeline may be insufficient or third parties may not view livoletide or nevanimibe as having the requisite potential to demonstrate safety and efficacy. In addition, Millendo may be restricted under an existing collaboration agreement from entering into a future agreement with a potential collaborator. Millendo cannot be certain that, following a strategic transaction or license, Millendo will achieve an economic benefit that justifies such transaction.

        If Millendo is unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, Millendo may have to curtail the development of its product candidates,

reduce or delay the development programs, delay potential commercialization, reduce the scope of any sales or marketing activities or increase Millendo's expenditures and undertake development or commercialization activities at Millendo's own expense. If Millendo elects to fund development or commercialization activities on its own, Millendo may need to obtain additional expertise and additional capital, which may not be available to Millendo on acceptable terms or at all. If Millendo fails to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Millendo may not be able to further develop livoletide or nevanimibe, which could harm Millendo's business, financial condition and results of operations.

Millendo relies on third parties to conduct, supervise and monitor Millendo's clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm Millendo's business.

        Millendo currently does not have the ability to independently conduct preclinical studies and clinical trials that comply with the regulatory requirements known as good laboratory practice, or GLP, or GCP, respectively. Millendo also does not currently have the ability to independently conduct large clinical trials. Millendo intends to rely on CROs and clinical trial sites to ensure the proper and timely conduct of Millendo's clinical trials, and Millendo expects to have limited influence over their actual performance.

        Millendo intends to rely upon CROs to monitor and manage data for Millendo's clinical programs, as well as the execution of future preclinical studies. Millendo expects to control only certain aspects of Millendo's CROs' activities. Nevertheless, Millendo will be responsible for ensuring that each of Millendo's studies or trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and Millendo's reliance on the CROs does not relieve Millendo of its regulatory responsibilities.

        Millendo and its CROs will be required to comply with GLP and GCP, which are regulations and guidelines enforced by the FDA and are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Conference on Harmonization guidelines for any of Millendo's product candidates that are in preclinical and clinical development, respectively. The regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and clinical trial sites. Although Millendo relies on CROs to conduct any future GLP-compliant preclinical and preclinical studies and current or planned GCP-compliant clinical trials, Millendo remains responsible for ensuring that each of its GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and Millendo's reliance on the CROs does not relieve Millendo of its regulatory responsibilities. If Millendo or its CROs fail to comply with GCP, the clinical data generated in Millendo's clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Millendo to perform additional clinical trials before approving Millendo's marketing applications. Accordingly, if Millendo's CROs fail to comply with these regulations or fail to recruit a sufficient number of subjects, Millendo may be required to repeat clinical trials, which would delay the regulatory approval process.

        While Millendo will have agreements governing their activities, Millendo's CROs will not be Millendo's employees, and Millendo will not control whether or not they devote sufficient time and resources to Millendo's future clinical and preclinical programs. These CROs may also have relationships with other commercial entities, including Millendo's competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm Millendo's business. Millendo faces the risk of potential unauthorized disclosure or misappropriation of Millendo's intellectual property by CROs, which may reduce Millendo's trade secret protection and allow Millendo's potential competitors to access and exploit Millendo's proprietary technology. If Millendo's CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to its clinical protocols or regulatory requirements or for any other reasons, Millendo's clinical trials may be extended, delayed or terminated, and Millendo may not be able to obtain regulatory approval for, or successfully commercialize any product candidate that Millendo develops. As a result, Millendo's financial results and the commercial prospects for any product candidate that Millendo develops would be harmed, Millendo's costs could increase, and Millendo's ability to generate revenue could be delayed.

        If Millendo's relationships with these CROs terminate, Millendo may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can negatively impact Millendo's ability to meet its desired clinical development timelines. Though Millendo intends to carefully manage Millendo's relationships with its CROs, there can be no assurance that Millendo will not encounter challenges or delays in the future or that these delays or challenges will not have a negative impact on Millendo's business and financial condition. Further, Millendo currently relies on two CROs to conduct its ongoing clinical trials and may engage one of these same CROs to conduct additional clinical trials on Millendo's behalf. To the extent that these CROs fail to comply with GLP or their contractual obligations to Millendo for any reason, the negative impact on Millendo's business and financial condition could be more profound than if Millendo relied on a greater number of CROs.

Risks Related to Millendo's Business Operations, Employee Matters and Managing Growth

Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt Millendo's business, dilute stockholder value and strain Millendo's resources.

        Millendo recently completed its acquisition of Alizé through which Millendo acquired its PWS program, including Millendo's livoletide product candidate. In the future, Millendo may acquire additional companies, technologies or product candidates that Millendo believes could complement or expand Millendo's business. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions involves a number of potential challenges. The failure to meet these integration challenges could seriously harm Millendo's financial condition and results of operations. Realizing the benefits of acquisitions depends in part on the integration of operations and personnel. These integration activities are complex and time-consuming, and Millendo may encounter unexpected difficulties or incur unexpected costs, including with respect to:

  •
  diversion of management attention from ongoing business concerns to integration matters;

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  coordinating clinical and preclinical development plans;

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  consolidating and rationalizing information technology and accounting platforms and administrative infrastructures;

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  complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;

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  reconciling different corporate cultures; and

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  retaining scientific and other key employees.

        Acquired businesses may have liabilities, adverse operating issues or other matters of concern arise following the acquisition that Millendo fails to discover through due diligence prior to the acquisition. Further, Millendo's acquisition targets may not have as robust internal controls over financial reporting as would be expected of a public company. Acquisitions may also result in the recording of goodwill and other intangible assets that are subject to potential impairment in the future that could harm

Millendo's financial results. Millendo may also become subject to new regulations as a result of an acquisition, including if Millendo acquires operations in a country in which Millendo does not already operate. If Millendo fails to properly evaluate acquisitions or unanticipated issues arise following the acquisition, Millendo may incur costs in excess of what Millendo anticipates and may not otherwise achieve the anticipated benefits of any such acquisitions.

Millendo is highly dependent on the services of its key executives and personnel, including Julia C. Owens, Ph.D., its chief executive officer, and Pharis Mohideen, MD, its chief medical officer, and if Millendo is not able to retain these members of its management team or recruit and retain additional management, clinical and scientific personnel, Millendo's business will be harmed.

        Millendo is highly dependent on Drs. Owens and Mohideen. The employment agreements Millendo has with these officers do not prevent such persons from terminating their employment with Millendo at any time. The loss of the services of any of these persons could impede the achievement of Millendo's research, development and commercialization objectives.

        In addition, Millendo is dependent on its continued ability to attract, retain and motivate highly qualified additional management, clinical and scientific personnel. If Millendo is not able to retain its management and to attract, on acceptable terms, additional qualified personnel necessary for the continued development of its business, Millendo may not be able to sustain its operations or grow.

        Millendo may not be able to attract or retain qualified personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that Millendo competes against for qualified personnel and consultants have greater financial and other resources, different risk profiles, are located in geographies with a larger biotechnology industry presence and a longer history in the industry than Millendo does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates and consultants than what Millendo has to offer. If Millendo is unable to continue to attract, retain and motivate high-quality personnel and consultants to accomplish its business objectives, the rate and success at which Millendo can discover and develop product candidates and Millendo's business will be limited and Millendo may experience constraints on its development objectives.

        Millendo's future performance will also depend, in part, on Millendo's ability to successfully integrate newly hired executive officers into Millendo's management team and Millendo's ability to develop an effective working relationship among senior management. Millendo's failure to integrate these individuals and create effective working relationships among them and other members of management could result in inefficiencies in the development and commercialization of Millendo's product candidates, harming future regulatory approvals, sales of Millendo's product candidates and its results of operations. Additionally, Millendo does not currently maintain "key person" life insurance on the lives of its executives or any of its employees.

Millendo will need to expand its organization, and Millendo may experience difficulties in managing this growth, which could disrupt Millendo's operations.

        As of June 30, 2018, Millendo had 25 employees. As Millendo's development and commercialization plans and strategies develop, Millendo expects to need additional managerial, operational, sales, marketing, financial, legal and other resources. Millendo's management may need to divert a disproportionate amount of its attention away from Millendo's day-to-day activities and devote a substantial amount of time to managing these growth activities. Millendo may not be able to effectively manage the expansion of Millendo's operations, which may result in weaknesses in Millendo's infrastructure, operational inefficiencies, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Millendo's expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of Millendo's current and future product candidates. If Millendo's management is unable to effectively manage its growth, Millendo's expenses may increase more than expected, its ability to generate and grow revenue could be reduced, and Millendo may not be able to implement its business strategy. Millendo's future financial performance and its ability to commercialize its product candidates, develop a scalable infrastructure and compete effectively will depend, in part, on Millendo's ability to effectively manage any future growth.

Millendo's employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on Millendo's results of operations.

        Millendo is exposed to the risk of fraud or other misconduct by its employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to Millendo. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to Millendo's reputation. It is not always possible to identify and deter employee misconduct, and the precautions Millendo takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Millendo from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. In addition, the precautions Millendo takes as a private company, including applicable policies and procedures, may not be as effective as those we intend to implement in connection with Millendo becoming a public company. If any such actions are instituted against Millendo and it is not successful in defending itself or asserting its rights, those actions could have a negative impact on Millendo's business, financial condition and results of operations, including the imposition of significant fines or other sanctions.

Recently passed comprehensive tax reform in the United States could adversely affect Millendo's business and financial condition.

        On December 22, 2017, new legislation was enacted that significantly revised the Code. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of accumulated offshore earnings at reduced rates regardless of whether they are repatriated, reduction of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and its business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of this tax reform on holders of Millendo's common stock is also uncertain and could be adverse. Millendo Stockholders should consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding OvaScience Common Stock.

Millendo's ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

        As of December 31, 2017, Millendo had federal net operating loss carryforwards of $58.4 million. The federal net operating loss carryforwards will begin to expire, if not utilized, beginning in 2032. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. In addition, under Section 382 of the Code, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Millendo may have experienced ownership changes in the past and may experience ownership changes in the future as a result of this Merger and/or subsequent shifts in its stock ownership (some of which are outside its control). Ownership changes in the future could result in limitations on its net operating loss carryforwards and certain other tax attributes. Consequently, even if Millendo achieves profitability, Millendo may not be able to utilize a material portion of Millendo's net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

The Millendo group may be delayed in its receipt of certain tax benefits that Alizé historically received as a French technology company.

        As a French technology company, Alizé historically benefited from certain tax advantages, including the French research tax credit (credit d'impot recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development, and can offset French corporate income tax due. Alizé has historically received CIR reimbursements promptly following filing for such reimbursements with applicable French taxing authorities. During the years ended December 31, 2016 and 2017, Alizé received $0.6 million for claims during the year ended December 31, 2015 and $0.5 million for claims during the year ended December 31, 2016 in CIR, respectively. However, following Millendo's acquisition of Alizé, the combined business may no longer qualify as a French small or medium size enterprise, and, accordingly, the combined business may be subject to a three-year waiting period for reimbursement of CIRs, which could adversely affect the combined business's results of operations and cash flows.

The unaudited pro forma combined financial information of Millendo and Millendo Therapeutics SAS may not be representative of Millendo's future results.

        Millendo's pro forma financial information included in this proxy statement/prospectus/information statement is constructed from Millendo's consolidated financial statements and the historical consolidated financial statements of Alizé and does not purport to be indicative of the financial information that will result from Millendo's future operations. Millendo's pro forma financial information presented in this proxy statement/prospectus/information statement is based, in part, on certain assumptions that Millendo believes are reasonable; however, Millendo cannot assure you that its assumptions will prove to be accurate over time. Accordingly, the Millendo pro forma financial information included in this proxy statement/prospectus/information statement does not purport to be indicative of what Millendo's results of operations and financial condition would have been had Millendo and Alizé been a combined entity during the periods presented, or what Millendo's results of operations and financial condition will be in the future.

Millendo's internal computer systems, or those of Millendo's collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Millendo's product development programs.

        Millendo's internal computer systems and those of Millendo's current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While Millendo is not aware of any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of Millendo's development programs and Millendo's business operations, whether due to a loss of Millendo's trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Millendo's regulatory approval efforts and significantly increase Millendo's costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Millendo's data or applications, or inappropriate disclosure of confidential or proprietary information, Millendo could incur liability, its competitive position could be harmed and the further development and commercialization of Millendo's product candidates could be delayed.

Millendo may be exposed to significant foreign exchange risk.

        Millendo incurs portions of its expenses, and may in the future derive revenues, in currencies other than the U.S. dollar, in particular, the euro. As a result, Millendo is exposed to foreign currency exchange risk as Millendo's results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Millendo currently does not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on its operating expenses as euro denominated expenses, if any, would be translated into U.S. dollars at an increased value. Millendo cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect Millendo's financial condition, results of operations and cash flows.

Risks Related to the Combined Organization

        In determining whether you should approve the issuance of shares of OvaScience Common Stock and other matters related to the Merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under "Risk Factors—Risks Related to the Merger," "Risk Factors—Risks Related to the Proposed Reverse Stock Split," "Risk Factors—Risks Related to OvaScience" and "Risk Factors—Risks Related to Millendo," which will also apply to the combined organization.

After completion of the Merger, Millendo's executive officers, directors and principal stockholders will maintain the ability to control or significantly influence all matters submitted to the combined organization's stockholders for approval.

        Upon the completion of the Merger, based on the current estimate of the Exchange Ratio of 0.1070 (as described herein), Millendo's executive officers, directors and principal shareholders would, in the aggregate, own 63.1% of the Fully Diluted Closing OvaScience Common Stock prior to the Post-Closing Financing and approximately 57.9% of the Fully Diluted Closing OvaScience Common Stock following the Post-Closing Financing. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined organization's stockholders for approval, as well as the combined organization's management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined organization's assets. This concentration of voting power could delay or prevent an acquisition of the combined organization on terms that other stockholders may desire.

The combined organization's stock price is expected to be volatile, and the market price of its common stock may drop following the Merger.

        The market price of the combined organization's common stock following the Merger could be subject to significant fluctuations following the Merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined organization's common stock to fluctuate include:

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  any delay in the commencement, enrollment and ultimate completion of clinical trials;

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  results of clinical trials of livoletide, nevanimibe and any future product candidates, or those of the combined organization's competitors;

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  variations in the combined organization's financial results or those of companies that are perceived to be similar to the combined organization;

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  regulatory or legal developments in the United States or other countries;

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  inability to obtain adequate product supply for any approved drug, or the inability to do so at acceptable prices;

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  the success of competitive therapies;

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  market conditions in the pharmaceutical and biotechnology sectors, and the issuance of new or changed securities analysts' reports or recommendations;

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  announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the combined organization or the combined organization's competitors;

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  significant lawsuits, including patent or stockholder litigation;

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  additions or departures of key scientific or management personnel;

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  general economic, industry and market conditions; and

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  failure to maintain compliance with listing requirements of The Nasdaq Capital Market.

        Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined organization's common stock.

        In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined organization's profitability and reputation.

The combined organization will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

        The combined organization will incur significant legal, accounting and other expenses that Millendo did not incur as a private company, including costs associated with public company reporting requirements. The combined organization will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the combined organization's legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined organization's management team will consist of certain executive officers of Millendo prior to the Merger. These executive officers and other personnel will need to devote substantial time regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined organization to obtain directors' and officers' liability insurance. As a result, it may be more difficult for the combined organization to attract and retain qualified individuals to serve on the combined organization's board of directors or as executive officers of the combined organization, which may adversely affect investor confidence in the combined organization and could cause the combined organization's business or stock price to suffer.

Anti-takeover provisions in the combined organization charter documents and under Delaware law could make an acquisition of the combined organization more difficult and may prevent attempts by the combined organization stockholders to replace or remove the combined organization management.

        Provisions in the combined organization's certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of the combined organization's stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined organization will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning 15% or more of the outstanding combined organization voting stock from merging or combining with the combined organization under certain circumstances. Although OvaScience and Millendo believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined organization's board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined organization's stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The combined organization may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 that will be applicable to the combined organization after the Merger.

        Millendo is not currently subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. However, following the Merger, the combined organization will be subject to Section 404. The standards required for a public company under Section 404 are significantly more stringent than those required of Millendo as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to the combined organization after the Merger. If management is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject the combined organization to adverse regulatory consequences and could harm investor confidence and the market price of the combined organization's common stock.

If securities analysts do not publish research or reports about the combined organization's business or if they publish negative evaluations of the combined organization's stock, the price of the combined organization's stock could decline.

        The trading market for the combined organization's common stock will rely, in part, on the research and reports that industry or financial analysts publish about the combined organization or the combined organization's business. Equity research analysts may elect not to provide research coverage of the combined organization's common stock after the completion of this Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined organization will not have any control over the analysts or the content and opinions included in their reports. The price of the combined organization's common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined organization or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

OvaScience and Millendo do not anticipate that the combined organization will pay any cash dividends in the foreseeable future.

        The current expectation is that the combined organization will retain its future earnings to fund the development and growth of the combined organization's business In addition, the terms of Millendo's existing and any future debt agreements may preclude Millendo from paying dividends. As a result, capital appreciation, if any, of the common stock of the combined organization will be your sole source of gain, if any, for the foreseeable future.

The combined organization will have broad discretion in the use of proceeds from the Pre-Closing Financing and the Post-Closing Financing (if completed) and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

        The combined organization will have broad discretion over the use of proceeds from the Pre-Closing Financing and the Post-Closing Financing (if completed). You may not agree with the combined organization's decisions, and its use of the proceeds may not yield any return on your investment. The combined organization's failure to apply the net proceeds of the Pre-Closing Financing and the Post-Closing Financing (if completed) effectively could compromise its ability to pursue its growth strategy and the combined organization might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence the combined organization's decisions on how to use the net proceeds from the Pre-Closing Financing and the Post-Closing Financing (if completed).

The pro forma financial statements included in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined organization's financial condition or results of operations following the completion of the Merger.

        The pro forma financial statements contained in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined organization's financial condition or results of operations following the Merger for several reasons. The pro forma financial statements have been derived from the historical financial statements of OvaScience and Millendo and certain adjustments and assumptions have been made regarding the combined organization after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined organization in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition of the combined organization following the Merger may not be consistent with, or evident from, these pro forma financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined organization's financial condition following the Merger. For more information, please see the section titled "Unaudited Pro Forma Condensed Combined Financial Statements" in this proxy statement/prospectus/information statement.

Future sales of shares by existing stockholders could cause the combined organization stock price to decline.

        If existing stockholders of OvaScience and Millendo sell, or indicate an intention to sell, substantial amounts of the combined organization's common stock in the public market after the lock-up and other legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined organization could decline. Based on the current estimate of the Exchange Ratio of 0.1070 (as described herein), upon completion of the Merger and the Post-Closing Financing, it is expected that approximately 6.9 million shares of the Fully Diluted OvaScience Closing Common Stock will be freely tradable.

        The lock-up agreements entered into by certain OvaScience Stockholders and Millendo Stockholders provide that the shares of OvaScience Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, subject to the lock-up restrictions will be released from such restrictions 180 days from the Closing. Based on the current estimate of the Exchange Ratio of 0.1070 (as described herein), upon expiration of such lockup restrictions, up to an additional approximately 14.9 million shares of the Fully Diluted Closing OvaScience Common Stock will be eligible for sale in the public market, approximately 9.8 million of which will be held by directors, executive officers of the combined organization and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements. In addition, approximately 1.8 million shares of the Fully Diluted OvaScience Closing Common Stock that are subject to outstanding stock options of Millendo as of October 1, 2018 (assuming the current estimate of the Exchange Ratio of 0.1070 (which Exchange Ratio is subject to change)) will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the combined organization common stock could decline.

The combined organization's bylaws designate the Court of Chancery of the State of Delaware and federal court within the State of Delaware as the exclusive forum for certain types of actions and proceedings that the combined organization's stockholders may initiate, which could limit the combined organization's stockholders' ability to obtain a favorable judicial forum for disputes with the combined organization or the combined organization's directors, officers or employees.

        The combined organization's bylaws provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any:

  •
  derivative action or proceeding brought on the combined organization's behalf;

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  action asserting a claim of breach of a fiduciary duty owed by any of the combined organization's directors, officers or other employees to the combined organization or the combined organization's stockholders;

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  action asserting a claim against the combined organization arising pursuant to any provision of the DGCL, the combined organization's restated certificate of incorporation or the combined organization's amended and restated bylaws; or

  •
  other action asserting a claim against the combined organization that is governed by the internal affairs doctrine.

        Any person or entity purchasing or otherwise acquiring any interest in shares of the combined organization's capital stock shall be deemed to have notice of and to have consented to the provisions of the combined organization's bylaws described above. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined organization or the combined organization's directors, officers or other employees, which may discourage such lawsuits against the combined organization and the combined organization's directors, officers and employees. Alternatively, if a court were to find these provisions of its bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the combined organization may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the combined organization's business and financial condition.

The Post-Closing Financing may not be completed.

        After the Closing, OvaScience intends to complete the Post-Closing Financing with the Post-Closing Financing Investor involving the sale of approximately $20 million of OvaScience Common Stock. OvaScience has entered into a stock purchase agreement with the Post-Closing Financing Investor pursuant to which these shares will be issued following the closing of the Merger. The stock purchase agreement may be terminated in several circumstances, and, if such termination were to occur, the combined organization would not receive the proceeds of the Post-Closing Financing. The stock purchase agreement may be terminated as follows: (i) at any time prior to the closing of the Post-Closing Financing and prior to termination of the Merger Agreement by mutual written consent of OvaScience, Millendo and the Post-Closing Financing Investor, (ii) at any time prior to the closing of the Post-Closing Financing and following termination of the Merger Agreement by either OvaScience, Millendo or the Post-Closing Financing Investor, (iii) by the Post-Closing Financing Investor if the closing of the Post-Closing Financing has not been consummated by February 8, 2019, (iv) by Millendo or OvaScience if the closing of the Post-Closing Financing has not been consummated by February 8, 2020 or (v) by Millendo, OvaScience, or the Post-Closing Financing Investor if the Post-Closing Financing would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. Additionally, if the Merger does not close because either OvaScience or Millendo terminates the Merger Agreement in order to accept a superior offer, the Post-Closing Financing Investor will be entitled to receive a termination fee of $1 million from the party that owes a termination fee pursuant to the Merger Agreement. The securities issued in the Post-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and the resale of the OvaScience Common Stock issued in the Post-Closing Financing will be registered pursuant to a resale registration statement on Form S-3. The Post-Closing Financing will not occur until the completion of the Merger and the effectiveness of such Form S-3, unless such conditions are waived by the Post-Closing Financing Investor. In the event that the Merger has closed, but the Form S-3 has not gone effective, the Post-Closing Financing Investor will have the right, subject to the terms of the stock purchase agreement, to make the investment at any time prior to at least February 8, 2020 if it does not terminate the agreement sooner. Accordingly, there can be no guarantee that the Post-Closing Financing will occur and that the combined organization will receive the proceeds of the Post-Closing Financing.

 FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act) concerning OvaScience, Millendo, the proposed Merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of OvaScience, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "may," "will," "should," "would," "expect," "plan," "believe," "intend," "look forward," and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the Closing are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of OvaScience and Millendo to consummate the Merger; risks related to OvaScience's ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the changes in market price of the OvaScience Common Stock relative to the Exchange Ratio; the ability of OvaScience or Millendo to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. OvaScience can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, OvaScience undertakes no obligation to revise or update any forward-looking statement, or to make any other forward looking statements, whether as a result of new information, future events or otherwise.

        For a discussion of the factors that may cause OvaScience, Millendo or the combined organization's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of OvaScience and Millendo to complete the Merger and the effect of the Merger on the business of OvaScience, Millendo and the combined organization, see the section titled "Risk Factors" in this proxy statement/prospectus/information statement.

        Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by OvaScience. See the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

        If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of OvaScience, Millendo or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. OvaScience and Millendo do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

 THE SPECIAL MEETING OF OVASCIENCE STOCKHOLDERS

Date, Time and Place

        The Special Meeting will be held on December 4, 2018, at the Westin Waltham Boston Hotel, 70 Third Avenue, Waltham, Massachusetts 02451, commencing at 10:00 a.m. local time. OvaScience is delivering this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the OvaScience Board of Directors for use at the Special Meeting and any adjournments or postponements of the Special Meeting. This proxy statement/prospectus/information statement is first being furnished to OvaScience Stockholders on or about November 5, 2018.

Purposes of the Special Meeting

        The purposes of the Special Meeting are:

  1.
  To consider and vote upon a proposal to approve the Merger Agreement, as amended, a copy of which is attached to this proxy statement/prospectus/information statement as Annex A, and the transactions contemplated thereby, including the Merger and the issuance of shares of OvaScience Common Stock to Millendo Stockholders pursuant to the terms of the Merger Agreement.

  2.
  To consider and vote upon a proposal to approve an amendment to the restated certificate of incorporation of OvaScience to effect the Reverse Stock Split, in the form attached to this proxy statement/prospectus/information statement as Annex D.

  3.
  To consider and vote upon a proposal to approve an amendment to the restated certificate of incorporation of OvaScience to effect the OvaScience Name Change, in the form attached to this proxy statement/prospectus/information statement as Annex E.

  4.
  To approve an amendment to the OvaScience 2012 Stock Incentive Plan, as amended (the "2012 Plan") to increase the total number of shares of OvaScience Common Stock currently available for issuance under the 2012 Plan by 671,000 shares, in the form attached as Annex F to this proxy statement/prospectus/information statement, which amendment reflects the Reverse Stock Split at an assumed ratio of 1:10.

  5.
  To approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to OvaScience's named executive officers as disclosed in this proxy statement/prospectus/information statement.

  6.
  To approve the issuance of OvaScience Common Stock in the Post-Closing Financing in accordance with Nasdaq Listing Rule 5635(a).

  7.
  To consider and vote upon a proposal to approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

  8.
  To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

Recommendation of the OvaScience Board of Directors

  •
  The OvaScience Board of Directors has determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of OvaScience and OvaScience Stockholders and has approved and declared advisable the Merger Agreement and such transactions, including the issuance of shares of OvaScience Common Stock to the Millendo Stockholders pursuant to the terms of the Merger Agreement. The OvaScience Board of Directors recommends that OvaScience Stockholders vote "FOR" Proposal No. 1 to approve the

    Merger Agreement and the transactions contemplated thereby, including the issuance of shares of OvaScience Common Stock pursuant to the terms of the Merger Agreement.

  •
  The OvaScience Board of Directors has determined that the Reverse Stock Split is fair to, advisable and in the best interests of OvaScience and OvaScience Stockholders and has approved and declared advisable the Reverse Stock Split. The OvaScience Board of Directors recommends that OvaScience Stockholders vote "FOR" Proposal No. 2 to approve an amendment to the restated certificate of incorporation of OvaScience effecting the Reverse Stock Split.

  •
  The OvaScience Board of Directors has determined that the OvaScience Name Change is fair to, advisable and in the best interests of OvaScience and OvaScience Stockholders and has approved and declared advisable the OvaScience Name Change. The OvaScience Board of Directors recommends that OvaScience Stockholders vote "FOR" Proposal No. 3 to approve an amendment to the restated certificate of incorporation of OvaScience to effect the OvaScience Name Change.

  •
  The OvaScience Board of Directors has determined that the amendment to the 2012 Plan is advisable and in the best interests of OvaScience and the OvaScience Stockholders. The OvaScience Board of Directors recommends that OvaScience Stockholders vote "FOR" Proposal No. 4 to approve an amendment to the 2012 Plan to increase the total number of shares of OvaScience Common Stock currently available for issuance thereunder.

  •
  The OvaScience Board of Directors has determined and believes that it is advisable to, and in the best interests of, OvaScience and OvaScience Stockholders to approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to OvaScience's named executive officers. The OvaScience Board of Directors recommends that OvaScience Stockholders vote "FOR" Proposal No. 5 to approve the golden parachute compensation of OvaScience's named executive officers, as disclosed in this proxy statement/prospectus/information statement.

  •
  The OvaScience Board of Directors has determined and believes that it is advisable to, and in the best interests of, OvaScience and OvaScience Stockholders to approve the issuance of shares of OvaScience Common Stock in the Post-Closing Financing in accordance with Nasdaq Listing Rule 5635(a). The OvaScience Board of Directors recommends that OvaScience Stockholders vote "FOR" Proposal No. 6 to approve the issuance of shares of OvaScience Common Stock in the Post-Closing Financing.

  •
  The OvaScience Board of Directors has determined and believes that adjourning the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2 is advisable to, and in the best interests of, OvaScience and OvaScience Stockholders. The OvaScience Board of Directors recommends that OvaScience Stockholders vote "FOR" Proposal No. 7 to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

Record Date and Voting Power

        Only holders of record of OvaScience Common Stock at the close of business on the Record Date, October 26, 2018, are entitled to notice of, and to vote at, the Special Meeting. There were approximately 71 holders of record of OvaScience Common Stock at the close of business on the Record Date. At the close of business on the Record Date, 35,826,429 shares of OvaScience Common Stock were issued and outstanding. Each share of OvaScience Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Special Meeting. See the section titled "Principal Stockholders of OvaScience" in this proxy statement/prospectus/information statement for information regarding persons known to the management of OvaScience to be the beneficial owners of more than 5% of the outstanding shares of OvaScience Common Stock.

Voting and Revocation of Proxies

        The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the OvaScience Board of Directors for use at the Special Meeting.

        If you are a stockholder of record of OvaScience as of the Record Date referred to above, you may vote in person at the Special Meeting or vote by proxy via the Internet, by telephone or by using the enclosed proxy card. Whether or not you plan to attend the Special Meeting, OvaScience urges you to vote by proxy to ensure your vote is counted. You may still attend the Special Meeting and vote in person if you have already voted by proxy. As a stockholder of record:

  •
  to vote in person, attend the Special Meeting and OvaScience will provide you a ballot when you arrive;

  •
  to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided; if you return your signed proxy card to OvaScience before the Special Meeting, OvaScience will vote your shares as you direct; and

  •
  to vote by telephone or on the Internet, dial the phone number on the proxy card or voting instruction form or visit the website on the proxy card or voting instruction form to complete an electronic proxy card; you will be asked to provide the company number and control number from the enclosed proxy card and your vote must be received by 11:59 p.m. Eastern time on December 3, 2018, to be counted.

        If your shares of OvaScience Common Stock are held in an account at a brokerage firm, bank, dealer or other similar organization, that is, in "street name," you should receive voting instructions from the organization that holds your shares. If you do not give instructions to such organization, as your nominee, such nominee can vote your shares of OvaScience Common Stock with respect to "discretionary" items but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of Nasdaq for which your broker or other agent may vote shares held in "street name" in the absence of your voting instructions. On non-discretionary items for which you do not give your broker or other agent instructions, the shares of OvaScience Common Stock will be treated as broker non-votes. It is anticipated that all proposals will be non-discretionary items other than Proposal No. 2, relating to the Reverse Stock Split.

        All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of shares of OvaScience Common Stock executes and returns a proxy and does not specify otherwise, the shares of OvaScience Common Stock represented by that proxy will be voted "FOR" all of the proposals in accordance with the recommendation of the OvaScience Board of Directors.

        OvaScience Stockholders of record, other than those OvaScience Stockholders who have executed voting agreements, may change their vote at any time before their proxy is voted at the Special Meeting in one of three ways:

  •
  send timely written notice to OvaScience's Corporate Secretary stating that the stockholder would like to revoke its proxy;

  •
  submit new proxy instructions either on a new proxy card or via phone or the Internet; or

  •
  attend the Special Meeting and vote in person. Simply attending the Special Meeting will not, by itself, revoke your proxy.

        If an OvaScience Stockholder who owns shares of OvaScience Common Stock in "street name" has instructed a broker to vote its shares of OvaScience Common Stock, the stockholder must follow the directions received from its broker to change those instructions.

Required Vote

        The presence, in person or represented by proxy, at the Special Meeting of the holders of a majority in voting power of the shares of OvaScience Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be counted toward a quorum. The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter, assuming a quorum is present, is required for approval of Proposal Nos. 1, 4, 5, 6 and 7. The affirmative vote of the holders of a majority of shares of OvaScience Common Stock having voting power outstanding on the Record Date is required for approval of Proposal Nos. 2 and 3. Broker non-votes will not be counted towards the vote total for Proposal Nos. 1, 4, 5, 6 and 7. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" Proposal Nos. 2 and 3. The approval of Proposal No. 1 is a closing condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1. Further, the approval of the Reverse Stock Split (Proposal No. 2) is required in order to allow the issuance of the shares of OvaScience Common Stock pursuant to the Merger Agreement and to avoid a delisting of OvaScience Common Stock from The Nasdaq Capital Market. Consequently, if the requisite OvaScience Stockholders approve the Merger and the issuance of OvaScience Common Stock pursuant to the Merger Agreement but do not approve the Reverse Stock Split, the Merger will not be consummated. However, Proposal No. 2 is not conditioned upon the consummation of the Merger, and as such the Reverse Stock Split may be implemented by the OvaScience Board of Directors even if the Merger does not take place. Proposal Nos. 3 and 4 are conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal Nos. 3 and 4 will not be implemented, and OvaScience's name will not be changed and the amendment to the 2012 Plan will not become effective. If the Merger is completed, but the OvaScience Stockholders do not approve Proposal No. 3 or Proposal No. 4, then whichever of such proposals is approved will be implemented and the proposal(s) not approved will not be implemented.

        Votes will be counted by the inspector of election appointed for the Special Meeting, who will separately count "FOR" and "AGAINST" votes, abstentions and broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Special Meeting and voting affirmatively or negatively and will therefore not have any effect with respect to Proposal Nos. 1, 4, 5, 6 and 7. Abstentions and broker non-votes will have the same effect as "AGAINST" votes for Proposal Nos. 2 and 3.

        As of September 1, 2018, the directors and executive officers of OvaScience beneficially owned approximately 8.0% of the outstanding shares of OvaScience Common Stock entitled to vote at the Special Meeting. All of the directors and executive officers of OvaScience are subject to voting agreements. Each OvaScience Stockholder that entered into a voting agreement has agreed to vote all shares of OvaScience Common Stock owned by such holder as of the Record Date (a) in favor of approval of (i) the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of OvaScience Common Stock to Millendo Stockholders, (ii) an amendment to the restated certificate of incorporation of OvaScience to effect the Reverse Stock Split, (iii) an amendment to the restated certificate of incorporation of OvaScience to effect the OvaScience Name Change, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger and other matters to be approved on the date of the Special Meeting, and (v) any other proposal included in this proxy statement/prospectus/information statement in connection with, or related to, the consummation of the Merger for which the Board of Directors of

OvaScience has recommended that the stockholders of OvaScience vote in favor; and (b) against any competing acquisition proposal with respect to OvaScience. As of September 1, 2018, OvaScience is not aware of any affiliate of Millendo owning any shares of OvaScience Common Stock entitled to vote at the Special Meeting.

Solicitation of Proxies

        In addition to solicitation by mail, the directors, officers, employees and agents of OvaScience may solicit proxies from OvaScience Stockholders by personal interview, telephone, telegram or otherwise. OvaScience and Millendo will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of OvaScience Common Stock for the forwarding of solicitation materials to the beneficial owners of OvaScience Common Stock. OvaScience will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. OvaScience has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $30,000 in total.

Other Matters

        As of the date of this proxy statement/prospectus/information statement, the OvaScience Board of Directors does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

        This section and the section titled "The Merger Agreement" in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While OvaScience and Millendo believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement, as amended, attached to this proxy statement/prospectus/information statement as Annex A, the opinions of Ladenburg Thalmann attached as Annex B-1 and B-2, and the other documents to which you are referred herein. See the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

Background of the Merger

        The terms of the Merger Agreement are the result of extensive arm's-length negotiations among members of the OvaScience Business Development Committee, OvaScience's management team, and the management team of Millendo, along with their respective advisors and under the guidance of each company's board of directors. OvaScience followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough process of evaluation of prospective strategic partners. The following is a summary of the background of the events leading up to the decision by OvaScience to engage in a strategic transaction, the process undertaken by OvaScience to identify and evaluate prospective merger partners, and the negotiation of the Merger Agreement with Millendo.

        On June 21, 2017, OvaScience announced that it would discontinue ongoing efforts related to the AUGMENT treatment outside of North America, and would continue to focus on advancing the clinical development of its OvaPrime program and the preclinical development of its OvaTure program. To better align its organization with these strategic priorities, OvaScience reduced its workforce by approximately 50%. On January 3, 2018, OvaScience announced a further restructuring of its organization and an additional workforce reduction of approximately 50%. On March 15, 2018, OvaScience announced that its single-center, prospective, blinded and placebo-controlled Phase 1 clinical trial of OvaPrime in women with either primary ovarian insufficiency (POI) or poor ovarian response (POR) was unlikely to demonstrate strong signals on secondary endpoints. The lack of strong signals on secondary endpoints was believed to be due to a suboptimal dose of egg precursor (EggPC) cells.

        Following this announcement, OvaScience's management and board of directors engaged in discussions relating to potential measures to preserve its cash while maximizing stockholder value. On March 29, 2018, the OvaScience Board of Directors voted to establish the Business Development Committee, consisting of directors Marc Kozin, Jeffrey Capello, and John Howe. The purpose of the Business Development Committee was to provide additional board oversight and assistance in completing a review of OvaScience's strategic options.

        The strategic review included the evaluation of all reasonable options to maximize value for OvaScience Stockholders, including the viability of advancing the OvaPrime program to a Phase 1b/2a clinical trial, the potential sale of OvaScience's EggPC cell technology platform, possible business combinations with other cell therapy or fertility related companies, liquidating OvaScience and distributing any remaining cash to stockholders, and a merger with a privately-held life sciences company, with OvaScience's stock being the consideration in the transaction. The attractiveness of the latter potential option was supported by the lack of value that the marketplace seemed to assign to OvaScience's remaining non-cash assets and the value that OvaScience's public listing and cash might have to a high-quality merger candidate seeking to advance its own clinical programs. Further, a reverse merger transaction of this kind could provide OvaScience Stockholders with a meaningful stake in a combined organization possessing both promising clinical prospects and the means to pursue them, establishing the opportunity for long-term value creation for OvaScience Stockholders.

        In addition, at the time, there were many clinical stage life sciences companies seeking to access the public markets for their securities. As a result, the Business Development Committee believed that high-quality private life sciences companies could be actively seeking business combinations with a company like OvaScience, and that OvaScience had an opportunity to deliver value to its stockholders in this manner if it could identify and select a suitable merger partner in a timely manner and manage its cash and other resources accordingly. For these reasons, the OvaScience Board of Directors focused its efforts on a search to identify such merger candidates. Initial search efforts started with suggestions as to potential merger candidates from various investment bankers and other sources, and the process evolved into a systematic, thorough review once OvaScience formally engaged an investment banking firm to conduct a broad market evaluation, as described below.

        During April 2018, OvaScience management engaged in discussions with multiple investment banking firms regarding a potential engagement to assist OvaScience in conducting a broad strategic review. On April 5, 2018, a telephonic meeting of the Business Development Committee was held to listen to presentations from two investment banking firms. On April 6, 2018, a telephonic meeting of the Business Development Committee was held to listen to a presentation from Ladenburg Thalmann & Co., Inc., or Ladenburg. Based on these presentations, the Business Development Committee determined to engage Ladenburg in light of their strength of experience with recent reverse merger transactions involving life science companies, as well as the competitiveness of their fee.

        On April 12, 2018, OvaScience formally engaged Ladenburg to provide financial advisory services, including conducting a broad market search to identify and reach out to suitable merger candidates. Ladenburg recommended a two-step strategic review process, with an initial phase involving Ladenburg issuing a process letter to parties to solicit non-binding initial indications of interest, with such indications of interest summarizing the counterparty's business plan, proposed ownership split of the combined organization, estimated financing needs and other matters. Following the receipt of indications of interest, the Business Development Committee would then review the indications of interest to focus on selecting a subset of candidates to progress to the next round of consideration. This next round would include in-person presentations by the management teams of the semi-finalists to members of the Business Development Committee, due diligence reviews of each party's business, and refinement of the indications of interest. Thereafter, the OvaScience Board of Directors could select a finalist with which to negotiate a definitive merger agreement.

        On May 3, 2018, a telephonic meeting of the OvaScience Board of Directors was held, which representatives from Ladenburg, OvaScience management, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., or Mintz, outside legal counsel to OvaScience, attended. The purpose of this meeting was to provide an update on the state of OvaScience's business, including progress related to its ongoing research and development activities. Dr. Kroeger explained the risks inherent to OvaScience's current stand-alone strategy, including a lack of near-term catalysts combined with a need for a significant fundraising in 2019. Dr. Kroeger then described and obtained approval of management's proposal for a revised corporate strategy, including cost-cutting measures to preserve cash and the further exploration of strategic alternatives.

        Following this meeting, on May 3, 2018, OvaScience announced its first quarter 2018 financial results. OvaScience also announced that it would be undertaking measures to streamline operations and reduce its cost structure, including halting the planned OvaPrime Phase 1b/2a clinical trial and significantly reducing its workforce, while completing additional preclinical studies and continuing to monitor patients in the ongoing Phase 1 trial of OvaPrime. OvaScience further announced that it had initiated a process to explore a range of strategic alternatives for enhancing shareholder value, including a potential sale or merger.

        Also following the May 3 meeting, Ladenburg initiated a process of broad outreach to potential merger candidates, including companies that were believed to be considering going public through an initial public offering, companies that had recently completed financing rounds with known crossover investors, and companies that were pursuing the development of product candidates in therapeutic areas garnering significant attention from life science investors. As part of this process, outreach was completed to a total of 257 companies. Ladenburg asked that indications of interest be submitted to it by May 31, 2018.

        By early June 2018, 42 companies had submitted indications of interest in a transaction with OvaScience, including Millendo. Each of these companies had entered into a confidentiality agreement with OvaScience. These companies' clinical programs were focused on a variety of indications and markets. OvaScience's management, along with representatives from Ladenburg, reviewed each of these proposals in detail and evaluated the candidates based on their profiles and the criteria noted above.

        The confidentiality agreements entered into with these 42 companies each contained a standard "standstill" provision, which restricted the proposed bidder from making a proposal to acquire OvaScience that was not approved by the OvaScience Board of Directors, for periods ranging from 12 - 18 months from the date of entry into the confidentiality agreement. However, none of the confidentiality agreements contained a so-called "don't ask, don't waive" provision, which would have prohibited the proposed bidder from asking OvaScience to waive the standstill provision. Further, each of the confidentiality agreements also provided that the standstill provision would terminate upon the public announcement by OvaScience of the entry into a definitive agreement for a merger or similar transaction with a third party, or upon the commencement of a tender offer by a third party for OvaScience shares. As a result, the standstill provisions should have had no deterrent effect on the interest of a third party in making a bid to acquire OvaScience after the announcement of the proposed Merger with Millendo.

        On June 6, 2018, a telephonic meeting of the Business Development Committee was held, at which representatives from Ladenburg and OvaScience management reviewed bids that had been received from potential partners in a strategic transaction and discussed the process to date. David Strupp of Ladenburg discussed the status of outreach efforts, noting the outreach to 257 companies and receipt of proposals from 42 of these companies. Mr. Strupp also discussed the outreach Ladenburg had made to other parties, such as venture capital firms, institutional investors, consultants, lawyers, bankers and investor relations firms, to determine whether those other parties could recommend any potential transaction partners for OvaScience.

        Mr. Strupp then discussed the approach that Ladenburg and OvaScience had followed in evaluating the proposals and proposed selection criteria. Mr. Strupp shared the list of companies that provided proposals to OvaScience and identified for the Business Development Committee the eight companies, including Millendo, that had been selected by OvaScience management as finalists, in consultation with Ladenburg, and two other companies that had been selected as alternates. Mr. Strupp and Dr. Kroeger summarized the bids and clinical programs of those ten companies and presented a comparison of the financial terms proposed by each. The finalists represented companies focused on a variety of indications in the area of life sciences drug development, and their initial proposals offered OvaScience Stockholders post-closing stock ownership percentages ranging from 13.5% to 29.0% in the combined entities. Each of the finalists assumed for purposes of their respective bids that OvaScience would have $37.0 million in cash at the closing of a transaction. The finalists' bids valued the existing OvaScience pipeline at a range of amounts from $0 to $2.5 million, and valued the OvaScience listing at a range of amounts from $2.0 million to $10.0 million. Taken together, the finalists' bids ascribed an aggregate value to OvaScience in a range of amounts from $39.5 million to $47.0 million.

        On June 7, 2018, Ladenburg invited each of the eight finalists to make an in-person management presentation to OvaScience's management team and Business Development Committee on June 18 or 19, 2018. Each company was instructed to address specific, tailored due diligence or other follow-up questions, to prepare a detailed presentation covering certain topics and to refine the terms of their indications of interest, including valuation, financing plans and relative post-closing stock ownership percentages. Starting on June 11, 2018 and throughout the week, Ladenburg engaged in discussions with each of the eight finalists via telephone to provide responses to diligence questions regarding OvaScience.

        One additional company was introduced to OvaScience as a potential merger partner through an outside financial advisor. Given the prospects of the merger candidate's clinical programs, combined with validation from top institutional investors and a strong management team, Ladenburg extended an invitation to this company on June 7, 2018 to make an in-person management presentation to the Business Development Committee on June 18-19, 2018. Following the invitation on June 7, 2018, Ladenburg engaged in multiple discussions with the company. On June 14, 2018, the company notified Dr. Kroeger that it was no longer interested in pursuing this opportunity.

        On June 18 and 19, 2018, the Business Development Committee, members of OvaScience's management team, and representatives from Ladenburg met in person with the management teams of each of the eight finalists at OvaScience's offices in Waltham, Massachusetts. The purpose of the meetings was to evaluate the eight finalists and select from among them three candidates to progress to the next stage of the process. The format of these meetings consisted of the management of each company presenting to the attendees for approximately 90 minutes. Prior to the first candidate's presentation on June 19, 2018, Mr. Kozin informed the group that he would listen to the candidate's presentation but would recuse himself from a discussion of its candidacy as a merger partner, because he was a member of the company's board of directors.

        Following the company presentations, on June 19, 2018, the Business Development Committee and OvaScience management team engaged in an extensive discussion regarding the benefits and drawbacks of each of the candidates. Mr. Kozin left the meeting during the discussion of the company on which he serves as a member of the board of directors. There was consensus amongst the parties that, at this time, it would not be in the best interests of OvaScience Stockholders to continue to evaluate two of the companies in this process, given the determination by the participants in the discussion that a business combination with either of those prospects would not be as likely to create long-term stockholder value as a transaction with one of the other six finalists. Some of the concerns expressed were related to the relative timing and prospects of clinical programs, lack of multiple late stage or commercial stage assets, assessment of the depth and readiness of the respective company's management team to operate a publicly traded company, and quality of investor base.

        On the other hand, there was consensus on the part of the members of the Business Development Committee and the OvaScience management team in favor of advancing discussions and diligence efforts with Millendo, as well as two other candidates, Company A and Company B. Three other companies, Companies C, D and E, were designated as back-ups for potential further evaluation if the discussions with Millendo, Company A and Company B did not work out. Millendo was considered to be a highly attractive candidate in that it appeared to offer a differentiated approach for treating two orphan endocrine diseases, Prader-Willi Syndrome and Congenital Adrenal Hyperplasia. In particular, its lead program was viewed as having promising Phase 2a results, supportive of entering a Phase 2b/3 clinical trial for Prader-Willi Syndrome. The participants noted that data readouts were anticipated in the first half of 2020, which were regarded as important developmental milestones within a reasonable timeframe. These anticipated readouts were further regarded as representing potential opportunities for significant value creation, if the results were positive. In addition, the participants viewed Millendo favorably because it was perceived to have a highly experienced management team that was capable of operating a publicly traded company immediately upon the closing of a transaction, as well as top tier investors who could potentially support additional investment in Millendo to further its programs.

        Company A's lead clinical programs appeared to be based on an exciting scientific discovery in regenerative medicine, potentially representing a significant opportunity with high unmet need, and the discussion participants noted that it could be favorably received by the public markets. Company A also was viewed as having the potential to secure a substantial concurrent investment from outside investors. Similarly, Company B controlled an asset with the potential for application in multiple autoimmune applications. The asset had previously received regulatory approval for use outside the U.S., and thus was perceived to have a lower risk in its clinical and regulatory development pathway from a safety perspective. Company B was also believed to have a strong, recognizable management team.

        Following the meetings on June 18 and 19, 2018, Ladenburg informed each of the eight finalist companies of the decisions of the Business Development Committee and OvaScience management. OvaScience sent proposed non-binding term sheets to Millendo and Company A on June 20, 2018. Review of documents in Company B's virtual data room was ongoing at that time. OvaScience subsequently continued diligence and engaged in negotiations with both Millendo and Company A as to proposed transaction terms. In light of the progress on the non-binding term sheets with Millendo and Company A, starting on June 20, 2018 and continuing until June 28, 2018, Ladenburg informed Companies C, D, E, F and G that they had not been selected to move to the next stage of the process.

        On June 26, 2018, a telephonic meeting of OvaScience's board of directors was held, in which OvaScience management and representatives of Ladenburg and Mintz participated. OvaScience management and representatives of Ladenburg described recent developments in the process of negotiations with Millendo, and the deliberations that had taken place to select the finalists in the process. There was unanimous consensus among the OvaScience Board of Directors that it would be in the best interests of OvaScience Stockholders for OvaScience and its representatives to focus on negotiating a final, non-binding term sheet with Millendo, given the strength of the Millendo clinical development programs and management team.

        On June 27, 2018, multiple discussions were held by telephone between representatives of OvaScience and Millendo regarding the draft of the term sheet, including with regard to the treatment of equity awards in the transaction, cash held by OvaScience and the value to be applied to OvaScience's Nasdaq listing.

        On June 28, 2018, OvaScience and Millendo executed a non-binding term sheet. Following execution of the term sheet on the same day, Ladenburg informed Company A and Company B that OvaScience had executed a term sheet with a 45-day period of exclusivity and that therefore no further discussions would take place with those parties. Also, following execution of the term sheet, the parties held a conference call, with representatives of Ladenburg, Mintz and Cooley LLP, or Cooley, Millendo's outside legal counsel, participating, to discuss next steps in the preparation of a definitive merger agreement. On June 29, 2018, Millendo provided access to its data room materials relating to its clinical trial programs to OvaScience and Mintz, with additional diligence materials added over the next few weeks. Mintz distributed a draft of the Merger Agreement to Millendo and Cooley on July 3, 2018.

        On July 15, 2018, Cooley provided Mintz with its comments on the Merger Agreement. The draft included revisions to the representations and warranties, interim covenants, the non-solicitation provisions, the stockholder approval provisions, the closing conditions, the termination provisions, and the definitions of exchange ratio, net cash and transaction expenses, among other revisions.

        On July 18, 2018, representatives of Mintz and Cooley participated in a conference call to discuss and negotiate terms of the Merger Agreement, including the terms under which either party would have the right to terminate the agreement.

        Throughout July and into August, representatives from OvaScience and Millendo and their advisors continued to perform due diligence on OvaScience and Millendo.

        On July 19, 2018, Mintz provided a revised draft of the Merger Agreement to Cooley. The draft included revisions to the representations and warranties, the non-solicitation provisions, the stockholder approval provisions, the closing conditions, the termination provisions, including an increased termination fee payable by Millendo in the event of termination in certain circumstances, and the definitions of exchange ratio and net cash, among other revisions.

        On July 24, 2018, Cooley provided a list of open points on the Merger Agreement to Mintz, and on July 28, 2018, Cooley provided a revised draft of the Merger Agreement to Mintz. The draft included revisions to the representations and warranties, the interim covenants, the closing conditions and the definitions of exchange ratio and net cash, among other revisions.

        On August 2, 2018, representatives of Mintz and Cooley participated in a conference call to discuss and negotiate open points on the Merger Agreement. Following that call, on August 2, 2018, Mintz provided a revised draft of the Merger Agreement to Cooley. The draft included revisions to the interim covenants, the non-solicitation provisions and the termination provisions, including an increased termination fee payable by Millendo in the event of termination in certain circumstances, among other revisions.

        On August 4, 2018, the OvaScience Board of Directors received a written update as to the process of discussions and negotiations with Millendo, including copies of the then-current drafts of the Merger Agreement and ancillary agreements.

        On August 6, 2018, Cooley provided a revised draft of the Merger Agreement to Mintz. The draft included revisions to the interim covenants, the stockholder approval provisions, the closing conditions and the definition of net cash, among other revisions.

        Also on August 6, 2018, the OvaScience Board of Directors received a further written update as to the status of the transaction with Millendo, including a summary of the Merger Agreement and the OvaScience board's fiduciary duties relating to the process.

        On August 7, 2018, Mintz provided a revised draft of the Merger Agreement to Cooley, in which all material open substantive points had been resolved. Between August 2 and 8, 2018, the parties participated in multiple phone calls to discuss open points, including with respect to the disclosure schedules to be attached to the Merger Agreement and the ancillary documents, including the voting agreements to be signed by officers and directors of each party.

        On August 8, 2018, the OvaScience Board of Directors held a telephonic meeting for the purpose of reviewing and discussing the final terms of the Merger Agreement, including consideration of the fairness analysis by Ladenburg with respect to the merger consideration and receiving an update as to timing of the Merger and open items. Participants included all members of the OvaScience board, and representatives from OvaScience management, Ladenburg, and Mintz.

        The Mintz representative provided a detailed review of the material terms of the Merger Agreement and ancillary agreements. Representatives of Mintz also reviewed with the OvaScience Board of Directors the final forms of the voting agreement and lock-up agreement to be entered into by the directors and officers and certain significant stockholders of Millendo. During this review, several areas where OvaScience was successful in negotiating concessions or better outcomes than were originally advanced by Millendo (including with respect to termination provisions and fees and deal structuring provisions that increased deal certainty from OvaScience's perspective) were discussed, as well as other negotiated points. During this presentation, questions from the directors were addressed, including a detailed discussion about the minimum cash closing requirement and OvaScience's comfort level of satisfying that condition under various scenarios.

        OvaScience's management provided the final due diligence report on Millendo, noting no issues outstanding. Representatives from Ladenburg provided a detailed fairness presentation, during which directors' questions were asked and answered.

        The Mintz representative also provided a review of the OvaScience board's fiduciary duties and other legal aspects of the transaction. The OvaScience board expressed consensus and satisfaction that a full and complete process had been run and that the appropriate corporate governance steps had been taken. The OvaScience board reiterated its view that the proposed transaction was the best opportunity for maximizing OvaScience stockholder value, noting the objective merits of both the process that had been engaged in, the ultimate selection of Millendo based on scientific, clinical, and probability-of-success grounds, and the deal terms.

        After it was confirmed that there were no material changes to the Merger Agreement from the version it had previously reviewed, Ladenburg orally presented its fairness opinion, which was confirmed by delivery of a written opinion dated August 8, 2018, that, as of that date, and based upon the assumptions, qualifications and limitations set forth in its opinion, the Exchange Ratio was fair, from a financial point of view, to the OvaScience Stockholders.

        Following these presentations and discussions, representatives of Mintz reviewed with the OvaScience Board of Directors the proposed resolutions that had been provided in advance of the meeting. Following review and discussion among the participants, the OvaScience Board of Directors unanimously determined that the transactions contemplated by the Merger Agreement, including the Merger and the issuance of shares of OvaScience Common Stock to the Millendo Stockholders pursuant to the Merger Agreement, were fair to, advisable and in the best interest of OvaScience and the OvaScience Stockholders; approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of OvaScience Common Stock to the Millendo Stockholders; and determined to recommend, upon the terms and subject to the conditions of the Merger Agreement, that the OvaScience Stockholders vote to approve the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of OvaScience Common Stock to the Millendo Stockholders, and, if deemed necessary, the OvaScience Reverse Stock Split. Management was directed to sign the Merger Agreement. In the evening of August 8, 2018, the Merger Agreement was signed.

        On August 9, 2018, at 7 A.M., OvaScience and Millendo issued a joint press release publicly announcing the signing of the definitive Merger Agreement.

        On September 17, 2018, Cooley provided Mintz a draft of a First Amendment to the Merger Agreement, or the Amendment. The Amendment eliminated the notion that the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part would include the shares of OvaScience Common Stock to be issued in exchange for shares of Millendo Common Stock issued in connection with the consummation of the Pre-Closing Financing. The Amendment instead provides, among other things, that shares of OvaScience Common Stock to be issued in exchange for shares of Millendo Common Stock to be issued in the Pre-Closing Financing would not be registered pursuant to the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part. Additionally, the Amendment also provides that shares of OvaScience Common Stock to be issued in exchange for shares of Millendo Common Stock to be issued to certain of the investors in the Pre-Closing Financing that were not previously stockholders of Millendo will be registered pursuant to a separate resale registration statement on Form S-3. Millendo does not expect any stockholders that were not previously stockholders of Millendo to invest in the Pre-Closing Financing. Finally, the Amendment also increased the size of the board of directors of the combined company by one seat. On September 25, 2018, the Amendment was executed by OvaScience and Millendo.

        On October 11, 2018, Cooley provided Mintz a draft of a Second Amendment to the Merger Agreement, or the Second Amendment. The Second Amendment was proposed by Millendo in order to lower Millendo's valuation from $191.9 million to $155.0 million in connection with a new investment of approximately $20 million to be made into OvaScience shortly after the Closing. The Second Amendment provides that as a result of the reduction in Millendo's valuation, the Pre-Closing Financing, including the conversion of any convertible promissory notes issued after the date of the Second Amendment, would be consummated at a price per share for Millendo Common Stock of not less than $1.2096. The Second Amendment also provides that Millendo's Valuation would equal the sum of $155 million plus any proceeds received in the Pre-Closing Financing, and that OvaScience's Valuation would be lowered to $45.5 million, subject to certain adjustments set forth in the Merger Agreement. The Second Amendment additionally (i) provides that the definition of Millendo outstanding shares used for purposes of the exchange ratio shall include shares of Millendo Common Stock available for issuance under its stock option plans, (ii) provides for an adjustment to the Company's net cash in connection with certain litigation matters, and (iii) revises the definition of the Company's outstanding lease obligations with respect to its principal office space. It also revises certain representations and warranties being made by Millendo. On October 26, 2018, the OvaScience Board of Directors met with representatives of Mintz and Ladenburg Thalmann to discuss the proposed Second Amendment. In light of the changes to the valuations of both Millendo and OvaScience contemplated by the Second Amendment, OvaScience had asked Ladenburg Thalmann to update its analysis of the fairness, from a financial point of view, of the Exchange Ratio to the OvaScience Stockholders. During the meeting, the representatives of Mintz described the changes to be made to the Merger Agreement as a result of the Second Amendment, and the representatives of Ladenburg Thalmann described the updated analysis it had conducted with respect to the Exchange Ratio. After it was confirmed that there were no material changes to the Second Amendment from the version it had previously reviewed, Ladenburg Thalmann orally presented its fairness opinion, which was confirmed by delivery of a written opinion dated October 26, 2018, that, as of that date, and based upon the assumptions, qualifications and limitations set forth in its opinion, the updated Exchange Ratio was fair, from a financial point of view, to the OvaScience Stockholders. Following review of the Second Amendment and discussion, the OvaScience Board of Directors unanimously determined that the transactions contemplated by the Merger Agreement, as amended by the Second Amendment, were fair to, advisable and in the best interest of OvaScience and the OvaScience Stockholders; approved and declared advisable the Merger Agreement, as amended by the Second Amendment and the transactions contemplated therein; and determined to recommend, upon the terms and subject to the conditions of the Merger Agreement, as amended by the Second Amendment, that the OvaScience Stockholders vote to approve the Merger Agreement, as amended by the Second Amendment, and the transactions contemplated therein, including the Merger and the issuance of shares of OvaScience Common Stock to the Millendo Stockholders, and, if deemed necessary, the OvaScience Reverse Stock Split. Management was directed to sign the Second Amendment, together with changes to be negotiated at management's discretion, as discussed with the OvaScience Board of Directors. Between October 26 and November 1, Millendo and OvaScience continued to negotiate the terms of the Second Amendment. On November 1, 2018, the Second Amendment was executed by OvaScience and Millendo.

OvaScience Reasons for the Merger

        The OvaScience Board of Directors considered the following factors in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby and to recommend that OvaScience Stockholders approve the Merger Agreement, and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of OvaScience Common Stock in the merger, all of which the OvaScience Board of Directors viewed as supporting its decision to approve the business combination with Millendo:

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  The OvaScience Board of Directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential Merger candidates to identify the opportunity that would, in the OvaScience Board of Directors' view, create the most value for OvaScience Stockholders.

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  The OvaScience Board of Directors believes that, as a result of arm's length negotiations with Millendo, OvaScience and its representatives negotiated the highest exchange ratio that Millendo was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to OvaScience in the aggregate to which Millendo was willing to agree.

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  The OvaScience Board of Directors believes, after a thorough review of strategic alternatives and discussions with OvaScience's senior management, financial advisors and legal counsel, that the Merger is more favorable to OvaScience Stockholders than the potential value that might have resulted from other strategic options available to OvaScience, including a liquidation of OvaScience and the distribution of any available cash.

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  The OvaScience Board of Directors believes, based in part on scientific diligence and analysis of Millendo's product pipeline, the potential market opportunity for its products and the expertise of its scientific team, which was conducted over several weeks by OvaScience's management and reviewed with the OvaScience Board of Directors, that Millendo's product candidates represent a sizeable potential market opportunity, and may thereby create value for the stockholders of the combined organization and an opportunity for OvaScience Stockholders to participate in the potential growth of the combined organization.

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  The OvaScience Board of Directors also reviewed with the management of OvaScience and the management of Millendo the current plans of Millendo for developing livoletide (AZP-531) and nevanimibe (ATR-101) to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of those development candidates. The OvaScience Board of Directors also considered the possibility that the combined organization would be able to take advantage of the potential benefits resulting from the combination of OvaScience's public company structure with Millendo's business to raise additional funds in the future, if necessary.

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  The OvaScience Board of Directors also considered the strength of the balance sheet of the combined organization, resulting from a private placement with proceeds of $25.5 million plus €4.0 million to be completed prior to the Closing (which private placement has since been reduced to $25.0 million plus €4.0 million or its USD equivalent), in addition to the $40-$42 million of net cash that OvaScience was then expected to have immediately prior to the consummation of the merger. OvaScience currently estimates that it will have approximately $37.6 million in net cash immediately prior to the consummation of the merger, assuming for this purpose a closing date of November 30, 2018.

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  The OvaScience Board of Directors also considered that the combined organization will be led by an experienced senior management team and a board of directors with representation from the current boards of directors of OvaScience (from which one representative, Dr. John Howe, would remain) and Millendo.

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  The OvaScience Board of Directors considered the financial analyses of Ladenburg, including its opinions to the OvaScience Board of Directors as to the fairness to OvaScience Stockholders, from a financial point of view as of the date of the opinion, of the Exchange Ratio, as presented on August 8, 2018 and again on October 26, 2018 to reflect the changes to the Exchange Ratio, as more fully described below under the caption "The Merger—Opinion of the OvaScience Financial Advisor as of August 8, 2018 and "The Merger—Opinion of the OvaScience Financial Advisor as of October 26, 2018."

        The OvaScience Board of Directors also reviewed various factors impacting the financial condition, results of operations and prospects for OvaScience, including:

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  the strategic alternatives to the merger, including potential transactions that could have resulted from discussions that OvaScience's management conducted with other potential merger partners;

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  the consequences of multiple restructurings of OvaScience's business following decisions to discontinue the AUGMENT treatment, and the indication that the single-center, prospective, blinded and placebo-controlled Phase 1 clinical trial of OvaPrime in women with either POI or POR was unlikely to demonstrate strong signals on secondary endpoints, and the likelihood that

    OvaScience's prospects as a stand-alone company were unlikely to change for the benefit of OvaScience Stockholders in the foreseeable future;

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  the risks associated with the need to obtain financing to continue its operations if it were to remain an independent company; notwithstanding that OvaScience had $53.6 million in cash, cash equivalents and short-term investments as of June 30, 2018, OvaScience would need to raise substantial additional amounts to complete the development of any of its product candidates;

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  the risks and delays associated with, and uncertain value and costs to OvaScience Stockholders of, liquidating OvaScience, including the uncertainties of continuing cash burn while contingent liabilities are resolved, uncertainty of timing of release of cash until contingent liabilities are resolved, and the risks associated with being a shell company prior to cash distribution, including the risks associated with delisting; and

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  OvaScience's potential inability to maintain its listing on The Nasdaq Capital Market without completing the merger.

        The OvaScience Board of Directors also reviewed the terms and conditions of the Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

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  the sample Exchange Ratio used to establish the number of shares of OvaScience Common Stock to be issued to Millendo Stockholders in the Merger and presented to the board was determined based on the relative valuations of the companies (including the amount of the Pre-Closing Financing), and thus the relative percentage ownership of OvaScience Stockholders and Millendo Stockholders immediately following the completion of the Merger is subject to change based on the amount of OvaScience's net cash, changes in the capitalization of OvaScience or Millendo prior to Closing and the amount raised by Millendo in the Pre-Closing Financing;

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  the limited number and nature of the conditions to Millendo's obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

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  the respective rights of, and limitations on, OvaScience and Millendo under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should OvaScience or Millendo receive a superior offer;

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  the reasonableness of the potential termination fee of $3.0 million and related reimbursement of certain transaction expenses of up to $1.0 million, which could become payable by either OvaScience or Millendo if the Merger Agreement is terminated in certain circumstances. In addition, in certain specified circumstances, Millendo may be required to pay OvaScience a termination fee of $15.0 million;

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  the voting agreements, pursuant to which certain directors, officers and stockholders of OvaScience and Millendo have agreed, solely in their capacity as stockholders of OvaScience and Millendo, respectively, to vote all of their shares of OvaScience Common Stock or Millendo Capital Stock in favor of the approval or adoption, respectively, of the Merger Agreement;

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  the agreement of Millendo to provide the written consent of Millendo Stockholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective;

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  the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

        In the course of its deliberations, the OvaScience Board of Directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

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  the $3.0 million termination fee and up to $1.0 million in related expense reimbursement obligations payable by OvaScience to Millendo upon the occurrence of certain events and the potential effect of such fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to OvaScience Stockholders;

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  the substantial expenses to be incurred in connection with the merger, including the costs associated with any related litigation;

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  the possible volatility, at least in the short term, of the trading price of OvaScience Common Stock resulting from the announcement of the merger;

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  the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of OvaScience;

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  the likely detrimental effect on OvaScience's cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;

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  the risk to OvaScience's business, operations and financial results in the event that the Merger is not consummated, including the diminution of OvaScience's cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;

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  the likelihood of disruptive stockholder litigation following announcement of the merger;

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  the unproven, early-stage nature of Millendo's product candidates, which may not be successfully developed into products that are marketed and sold;

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  the strategic direction of the combined organization following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by Millendo; and

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  various other risks associated with the combined organization and the merger, including those described in the section titled "Risk Factors" in this proxy statement/prospectus/information statement.

        The foregoing information and factors considered by the OvaScience Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the OvaScience Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the OvaScience Board of Directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the OvaScience Board of Directors may have given different weight to different factors. The OvaScience Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, OvaScience's management team, members of the Business Development Committee and the legal and financial advisors of OvaScience, and considered the factors overall to be favorable to, and to support, its determination.

Millendo Reasons for the Merger

        The following discussion sets forth material factors considered by the Millendo Board of Directors in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Merger; however, it may not include all of the factors considered by the Millendo Board of Directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Millendo Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Millendo Board of Directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

        In the course of reaching its decision to approve the terms and authorize the execution of the Merger Agreement for the purpose of consummating the Merger, the Millendo Board of Directors consulted with Millendo's senior management and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

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  historical and current information concerning Millendo's business, including its financial performance and condition, operations, management and competitive position;

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  Millendo's prospects if it were to remain an independent company, including its need to obtain additional financing and the terms on which it would be able to obtain such financing, if at all;

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  the cash resources of the combined organization expected to be available at the Closing and the anticipated burn rate of the combined organization;

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  the broader range of investors to support the development of Millendo's product candidates than it could otherwise obtain if it continued to operate as a privately held company;

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  the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

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  the expectation that the Merger with OvaScience would be a more time- and cost-effective means to access capital than other options considered;

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  the expectation that substantially all of Millendo's employees, particularly its management, will serve in similar roles at the combined organization;

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  the terms and conditions of the Merger Agreement, including, without limitation, the following:

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  the expected relative percentage ownership of OvaScience securityholders and Millendo Securityholders in the combined organization initially at the Closing and the implied valuation of Millendo based on OvaScience's cash contribution to the combined organization;

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  the parties' representations, warranties and covenants and the conditions to their respective obligations;

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  the limited number and nature of the conditions of the obligation of OvaScience to consummate the Merger; and

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  the likelihood that the Merger will be consummated on a timely basis.

        Millendo's board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

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  the risk that the potential benefits of the Merger Agreement may not be realized;

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  the risk that future sales of common stock by existing OvaScience Stockholders may cause the price of OvaScience Common Stock to fall, thus reducing the value of the consideration received by Millendo Stockholders in the Merger;

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  the termination fees of $3 million and $15 million and/or expense reimbursements of up to $1.0 million, payable by Millendo to OvaScience upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Millendo's stockholders;

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  the price volatility of OvaScience's common stock, which may reduce the value of OvaScience Common Stock that Millendo Stockholders will receive upon the Closing;

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  the potential reduction of OvaScience's net cash prior to Closing;

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  the risk that the Pre-Closing Financing, which is a condition of the Merger, is not completed;

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  the possibility that OvaScience could under certain circumstances consider unsolicited acquisition proposals if superior to the Merger;

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  the possibility that the Merger might not be completed for a variety of reasons, such as the failure of OvaScience to obtain the required stockholder vote, and the potential adverse effect on the reputation of Millendo and the ability of Millendo to obtain financing in the future in the event the Merger is not completed;

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  the amount of ongoing litigation at OvaScience and the likelihood that all or many of these matters would still be outstanding following the Merger;

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  the risk that the Merger might not be consummated in a timely manner or at all;

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  the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the organizations;

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  the additional expenses that Millendo's business will be subject to as a public company following the Closing to which it has not previously been subject; and

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  various other risks associated with the combined organization and the Merger, including the risks described in the section titled "Risk Factors" beginning on page 34.

        The Millendo Board of Directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Millendo Board of Directors approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the Merger.

Opinion of the OvaScience Financial Advisor as of August 8, 2018

        Pursuant to an engagement letter dated April 12, 2018, OvaScience retained Ladenburg Thalmann to act as a financial advisor in connection with the Merger and to render an opinion to the OvaScience Board of Directors as to the fairness, from a financial point of view, of the Exchange Ratio to the OvaScience Stockholders (including the holders of any unexercised, in-the-money employee options). On August 8, 2018, Ladenburg Thalmann rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated August 8, 2018, to the OvaScience Board of Directors, that, as of the date of such opinion, and based upon the various assumptions, qualifications and limitations set forth therein, that the Exchange Ratio was fair, from a financial point of view, to the OvaScience Stockholders.

        The full text of the written opinion of Ladenburg Thalmann, dated August 8, 2018 (the "August Opinion"), is attached as Annex B-1 to this proxy statement and is incorporated by reference. OvaScience encourages OvaScience Stockholders to read the August Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg Thalmann. The summary of the written opinion of Ladenburg Thalmann set forth herein is qualified by reference to the full text of the August Opinion. Ladenburg Thalmann provided its opinion for the sole benefit and use of OvaScience's board of directors in its consideration of the Merger. Ladenburg Thalmann's opinion is not a recommendation to any stockholder as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise. Further, Ladenburg Thalmann's opinion was updated as of October 26, 2018 to reflect the

Second Amendment to the Merger Agreement. See "—Opinion of the OvaScience Financial Advisor as of October 26, 2018."

        In connection with the August Opinion, Ladenburg Thalmann took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

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  Reviewed a draft dated August 8, 2018 of the Merger Agreement, which was the most recent draft made available to Ladenburg Thalmann prior to delivery of the August Opinion;

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  Reviewed and analyzed certain publicly available financial and other information for each of OvaScience and Millendo, respectively, including equity research on comparable companies and on OvaScience, and certain other relevant financial and operating data furnished to Ladenburg Thalmann by the management of OvaScience, including information OvaScience obtained from Millendo;

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  Reviewed and analyzed certain relevant historical financial and operating data concerning Millendo furnished to Ladenburg Thalmann by the management of OvaScience, which OvaScience obtained from Millendo;

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  Discussed with certain members of the management of OvaScience the historical and current business operations, financial condition and prospects of OvaScience and Millendo;

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  Reviewed and analyzed certain operating results of Millendo as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg Thalmann deemed relevant;

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  Reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Millendo prepared by the management of Millendo, as well as projections for Millendo prepared by the management of OvaScience as adjusted and provided to Ladenburg Thalmann by management of OvaScience, and utilized per instruction of OvaScience;

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  Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg Thalmann deemed relevant;

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  Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg Thalmann deemed relevant;

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  Reviewed certain pro forma financial effects of the Merger;

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  Reviewed and analyzed such other information and other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg Thalmann deemed relevant for the purposes of the August Opinion; and

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  Took into account Ladenburg Thalmann experience in other transactions, as well as Ladenburg Thalmann experience in securities valuations and Ladenburg Thalmann's general knowledge of the industries in which Millendo operates.

        In conducting its review and arriving at the August Opinion, Ladenburg Thalmann, with the consent of OvaScience, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Ladenburg Thalmann by OvaScience, including preliminary internal market opportunity assumptions OvaScience obtained from Millendo, or which is publicly available or was otherwise reviewed by Ladenburg Thalmann. Ladenburg Thalmann did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg Thalmann relied upon, without independent verifications, the assessment of the managements of OvaScience and Millendo as to the viability of, and risks associated with, the current and future products and services of Millendo (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg Thalmann did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of OvaScience or Millendo. Ladenburg Thalmann was instructed by OvaScience, and assumed at the time it was given, with OvaScience's consent, that OvaScience's net cash at the Closing was expected to be $41.0 million but in no case less than $35.0 million.

        Ladenburg Thalmann, with OvaScience's consent, relied upon the assumption that all information provided to Ladenburg Thalmann by OvaScience, including information OvaScience obtained from Millendo is accurate and complete in all material respects. With respect to the financial forecasts supplied to Ladenburg Thalmann by OvaScience regarding Millendo, Ladenburg Thalmann assumed, with OvaScience's consent, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of OvaScience, as applicable, as to the future operating and financial performance of OvaScience and Millendo, as applicable, and that they provided a reasonable basis upon which Ladenburg Thalmann could form its August Opinion. Furthermore, Ladenburg Thalmann assumed at the time it was given, with OvaScience's consent, that there would be no further adjustments to the Exchange Ratio between the date of the August Opinion and the date the final Exchange Ratio is determined, unless the Net Cash at Closing is less than $40.0 million or greater than $42.0 million and/or Millendo raises proceeds in a private placement greater than the stated $25.5 million plus €4.0 million (which private placement has since been reduced to $25.0 million plus €4.0 million or its USD equivalent). OvaScience currently estimates that it will have approximately $37.6 million in net cash immediately prior to the consummation of the Merger, assuming for this purpose a closing date of November 30, 2018. Ladenburg Thalmann expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its August Opinion of which Ladenburg Thalmann becomes aware after the date of its August Opinion. Ladenburg Thalmann assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of OvaScience or Millendo since the date of the last financial statements made available to them. Ladenburg Thalmann did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of OvaScience or Millendo, nor was Ladenburg Thalmann furnished with such materials. In addition, Ladenburg Thalmann did not evaluate the solvency or fair value of OvaScience or Millendo under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg Thalmann's August Opinion did not address any legal, tax or accounting matters related to the Merger Agreement or the Merger, as to which Ladenburg Thalmann has assumed that OvaScience and the OvaScience Board of Directors received such advice from legal, tax and accounting advisors as each has determined appropriate. Ladenburg Thalmann's August Opinion addressed only the fairness of the Exchange Ratio, from a financial point of view, to OvaScience's Stockholders. Ladenburg Thalmann expressed no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger. Ladenburg Thalmann's August Opinion was necessarily based upon economic and market conditions and other circumstances as they existed as could be evaluated by Ladenburg Thalmann on the date of its August Opinion. It should be understood that although subsequent developments may affect Ladenburg Thalmann's August Opinion, Ladenburg Thalmann does not have any obligation to update, revise or reaffirm its August Opinion and Ladenburg Thalmann expressly disclaims any responsibility to do so.

        Ladenburg Thalmann did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

        For purposes of rendering the August Opinion, Ladenburg Thalmann assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Ladenburg Thalmann assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by Ladenburg Thalmann. Ladenburg Thalmann also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. Ladenburg Thalmann assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations.

        It is understood that Ladenburg Thalmann's August Opinion was intended for the benefit and use of the board of directors of OvaScience in its consideration of the financial terms of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg Thalmann's prior written consent. Ladenburg Thalmann's August Opinion did not constitute a recommendation to the board of directors of OvaScience on whether or not to approve the Merger or to any OvaScience Stockholder or Millendo Stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Ladenburg Thalmann's August Opinion did not address OvaScience's underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to OvaScience. Ladenburg Thalmann expressed no opinion as to the prices or ranges of prices at which shares of securities of any person, including OvaScience, will trade at any time, including following the announcement or consummation of the Merger. Ladenburg Thalmann was not requested to opine as to, and Ladenburg Thalmann's August Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the security holders of OvaScience in connection with the Merger or with respect to the fairness of any such compensation.

        The following is a summary of the principal financial analyses performed by Ladenburg Thalmann to arrive at the August Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg Thalmann performed certain procedures, including each of the financial analyses described below, and reviewed with the management of OvaScience the assumptions on which such analyses were based and other factors, including the historical and projected financial results of OvaScience and Millendo.

Transaction Overview as of the Date of the August Opinion

        Based upon the initial estimate of the Exchange Ratio of 0.1173, Millendo Securityholders would own approximately 82% of the combined organization post-Merger (as adjusted for the Reverse Stock Split using a potential ratio of 1:10 and assuming a Pre-Closing Financing of $30.0 million), and OvaScience Securityholders would own approximately 18% of the combined entity post-Merger.

        Implied Equity Value.    Ladenburg Thalmann estimated an implied equity value for Millendo of approximately $191.9 million, which was calculated by multiplying 15,036,657 shares (the number of shares of OvaScience Common Stock to be issued to Millendo Stockholders based on the potential Exchange Ratio, assuming the occurrence of the OvaScience Reverse Stock Split in a potential ratio of 1:10) by $12.76 (the implied per share price of OvaScience Common Stock following the OvaScience Reverse Stock Split).

        Implied Total Enterprise Value.    Ladenburg Thalmann calculated an implied total enterprise value for Millendo of approximately $191.9 million by subtracting an assumed Millendo Net Cash balance of approximately $0.0 million from the implied equity value of approximately $191.9 million and was based on Millendo's projected indebtedness, cash and cash equivalents at October 1, 2018, the assumed closing date of the Merger as of the date of the August Opinion.

Analysis of Selected Initial Public Offering Transactions as of the Date of the August Opinion

        Ladenburg Thalmann reviewed the initial public offerings ("IPOs") of eleven biopharmaceutical companies which completed an IPO since June 2013 and whose lead product at the time of its IPO was in Phase 2 or Phase 3 of clinical development and focused on the orphan disease space. The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. Although the companies referred to below were used for comparison purposes, none of these companies is directly comparable to Millendo. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the "Selected Orphan Disease IPO Companies—August" were:

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  Akcea Therapeutics, Inc.

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  Allena Pharmaceuticals, Inc.

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  Clementia Pharmaceuticals Inc.

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  Ovid Therapeutics Inc.

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  Prosensa Holding NV

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  Reata Pharmaceuticals, Inc.

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  Rhythm Pharmaceuticals, Inc.

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  Sage Therapeutics, Inc.

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  Ultragenyx Pharmaceutical Inc.

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  Versartis, Inc.

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  Zafgen, Inc.

        The Selected Orphan Disease IPO Companies—August had total enterprise values between $134 million and $426 million. Ladenburg Thalmann derived a median total enterprise value of $284 million for the Selected Orphan Disease IPO Companies—August. Ladenburg Thalmann then took the 25th percentile and the 75th percentile of the total enterprise values in order to calculate the range of total enterprise values for Millendo, which was $213 million to $299 million. This compared to

Millendo's total enterprise value as per the original Merger Agreement (prior to amendments) of approximately $191.9 million.

First Trade Date	Company Name	Enterprise Value ($MM)
11/1/17	Allena Pharmaceuticals, Inc.	$185.7
10/4/17	Rhythm Pharmaceuticals, Inc.	285.2
8/1/17	Clementia Pharmaceuticals Inc.	294.2
7/13/17	Akcea Therapeutics, Inc.	203.3
5/4/17	Ovid Therapeutics Inc.	242.1
5/25/16	Reata Pharmaceuticals, Inc.	134.1
7/17/14	Sage Therapeutics, Inc.	303.9
6/18/14	Zafgen, Inc.	221.8
3/20/14	Versartis, Inc.	284.2
1/30/14	Ultragenyx Pharmaceutical Inc.	425.7
6/27/13	Prosensa Holding NV	339.3

Analysis of Selected Publicly Traded Companies as of the Date of the August Opinion

        Ladenburg Thalmann reviewed selected financial data of 15 publicly traded companies in the biopharmaceutical industry which were in Phase 2 or Phase 3 of clinical development and focused on the orphan disease space (the "Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies—August"). Although the companies referred to below were used for comparison purposes, none of those companies are directly comparable to Millendo. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on August 7, 2018. The Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies—August were:

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  Albireo Pharma, Inc.

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  Allena Pharmaceuticals, Inc.

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  Catalyst Pharmaceuticals, Inc.

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  Clementia Pharmaceuticals, Inc.

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  Corbus Pharmaceuticals Holdings, Inc.

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  Eiger BioPharmaceuticals, Inc.

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  Global Blood Therapeutics, Inc.

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  Insmed Incorporated

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  MyoKardia, Inc.

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  Ovid Therapeutics Inc.

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  Reata Pharmaceuticals, Inc.

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  Rhythm Pharmaceuticals, Inc.

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  Savara Inc.

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  Zafgen, Inc.

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  Zogenix, Inc.

        The 15 Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies—August had implied total enterprise values between $66 million and $1,976 million. Ladenburg Thalmann derived a median implied total enterprise value of $228 million for the Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies—August. Ladenburg Thalmann then took the 25th percentile and the 75th percentile of the implied total enterprise values in order to calculate the range of implied total enterprise values for Millendo, which were $185 million and $1,578 million, respectively. This compared to Millendo's total enterprise value as per the original Merger Agreement (prior to amendments) of approximately $191.9 million.

Company Name	Enterprise Value ($MM)
Global Blood Therapeutics, Inc	$1,976.2
MyoKardia, Inc	1,939.2
Reata Pharmaceuticals, Inc	1,798.6
Zogenix, Inc	1,605.2
Insmed Incorporated	1,550.3
Rhythm Pharmaceuticals, Inc	808.6
Savara Inc	284.7
Catalyst Pharmaceuticals, Inc	227.8
Clementia Pharmaceuticals Inc	216.4
Zafgen, Inc	208.0
Corbus Pharmaceuticals Holdings, Inc	203.5
Albireo Pharma, Inc	166.6
Allena Pharmaceuticals, Inc	129.0
Eiger BioPharmaceuticals, Inc	77.9
Ovid Therapeutics Inc	65.5

Analysis of Selected Precedent Transactions as of the Date of the August Opinion

        Ladenburg Thalmann reviewed the financial terms, to the extent the information was publicly available, of the 10 most recent qualifying merger transactions of companies in the biopharmaceutical industry, which were in Phase 2 or Phase 3 of clinical development and focused on the orphan disease space (the "Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions—August"). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Millendo. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the Merger value of such companies and Millendo to which they are being compared. Ladenburg Thalmann reviewed the total enterprise values of the target companies (including downstream milestone payments). These transactions, including the month and year each was closed, were as follows:

Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions—August

Month and Year Closed	Target Company	Acquirer	Enterprise Value ($MM)
April 2018	Wilson Therapeutics AB	Alexion Pharmaceuticals, Inc.	693.5
December 2017	Alizé Pharma SAS	Millendo Therapeutics, Inc.	62.0
November 2015	Dyax Corporation	Shire plc	5,598.6
September 2015	Scioderm, LLC	Amicus Therapeutics, Inc.	869.5
March 2015	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Limited	3,200.0
February 2015	Meritage Pharma, Inc.	Shire plc	244.9
January 2015	Trophos SA	Roche Holding AG	548.7
January 2015	Biogen Idec, Inc.	Convergence Pharmaceuticals Limited	675.0
November 2014	Prosensa Holding N.V.	BioMarin Pharmaceutical Inc.	838.9
October 2014	Brabant Pharma Limited	Zogenix Europe Limited	130.2

        The 10 Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions—August target companies had total enterprise values between $62 million and $5,599 million. Ladenburg Thalmann derived a median total enterprise value of $675 million for the Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions—August. Ladenburg Thalmann then took the 25th percentile and the 75th percentile of the total enterprise values in order to calculate the range of implied total enterprise values for Millendo, which was $321 million to $839 million. This compared to Millendo's total enterprise value as per the original Merger Agreement (prior to amendments) of approximately $191.9 million.

Discounted Cash Flow Analysis as of the Date of the August Opinion

        Ladenburg Thalmann estimated a range of total enterprise values for Millendo based upon the present value of Millendo's estimated after-tax unlevered free cash flows, which are set forth below in the section titled "The Merger—Financial Projections."Ladenburg Thalmann reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Millendo prepared by the management of Millendo, as well as projections for Millendo prepared by the management of OvaScience as adjusted and provided to Ladenburg Thalmann by management of OvaScience, and utilized per instruction of OvaScience. Millendo provided OvaScience with certain assumptions that supported the market opportunity including epidemiology data and launch years for both the livoletide and nevanimibe programs. The yearly revenue assumptions were derived by OvaScience based on the market assumptions provided by Millendo. OvaScience further adjusted the revenue assumptions in the years 2022 to 2033 by 54.2% to account for the probability of success given the clinical phase of development of Millendo's products. The 54.2% risk adjustment represents a blended rate of (1) 65.0%, which was applied to livoletide revenue and (2) 32.5%, which was applied to nevanimibe revenue. Please see the section titled "The Merger—Financial Projections." for additional information on the unadjusted revenue of livoletide and nevanimibe. All of the expense estimates were provided by OvaScience based on the relative percentages of the cost and expense information provided by Millendo. OvaScience reduced these expenses, which consisted of: cost of goods sold, research and development costs, general, administrative, marketing, and selling expenses, by 54.2%, as described above, and then subtracted all the risk-adjusted expenses in the projection period from risk-adjusted revenue. OvaScience assumed a 28% corporate tax rate when calculating unlevered free cash flow and then added a 9% expense adjustment for working capital.

        In performing this discounted cash flow analysis, Ladenburg Thalmann utilized discount rates ranging from 14% to 16%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies—August, which was 15%. This discounted cash flow analysis assumed that Millendo will have no terminal value after 2033, does not take into account Millendo's available net operating losses, if any, and assigns no value to revenues beyond 2033.

        The discounted cash flow analysis resulted in an implied total enterprise value between $321 million and $406 million, based on the upper and lower range of the discount rates that Ladenburg Thalmann used in its analysis. This compared to Millendo's total enterprise value as per the Merger Agreement as of the date of the August Opinion of approximately $191.9 million.

        The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg Thalmann. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg Thalmann did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg Thalmann believes, and advised the OvaScience Board of Directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Ladenburg Thalmann made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of OvaScience and Millendo. These analyses performed by Ladenburg Thalmann are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of OvaScience, Millendo, Ladenburg Thalmann or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg Thalmann and its opinions were among several factors taken into consideration by the OvaScience Board of Directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

        Ladenburg Thalmann was selected by the OvaScience Board of Directors to render an opinion to the OvaScience Board of Directors because Ladenburg Thalmann is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg Thalmann is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Ladenburg Thalmann and its affiliates may trade the equity securities of OvaScience for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the three years preceding the date hereof, Ladenburg Thalmann has not had a relationship with OvaScience and has not received any fees from OvaScience other than the payment for its August Opinion. In the three years preceding the date hereof, Ladenburg Thalmann has not had a relationship with Millendo and has not received any fees from Millendo. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to OvaScience and Millendo and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

        The issuance of Ladenburg Thalmann's August Opinion was reviewed and approved by a fairness opinion committee of Ladenburg Thalmann.

        Pursuant to the engagement letter between Ladenburg Thalmann and OvaScience as of the time the Merger Agreement was approved, if the Merger is consummated, Ladenburg Thalmann will be entitled to receive a transaction fee of $1 million payable in cash. OvaScience has also paid an initial fee of $75,000 which was creditable against the fairness opinion fee of $250,000, resulting in the receipt by Ladenburg Thalmann of a net fee of $175,000 upon delivery of its fairness opinion. Additionally, OvaScience has agreed to reimburse Ladenburg Thalmann for its out-of-pocket expenses and has agreed to indemnify Ladenburg Thalmann against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Ladenburg Thalmann, which are customary in transactions of this nature, were negotiated at arm's length between OvaScience and Ladenburg Thalmann, and the OvaScience Board of Directors was aware of the arrangement, including the fact that a portion of the fee payable to Ladenburg Thalmann is contingent upon the completion of the Merger.

Financial Projections

        The information set forth below is included solely by OvaScience to give OvaScience Stockholders access to the financial projections and other information that were relied upon by Ladenburg Thalmann in connection with the rendering of its August Opinion discussed beginning on page 143 under "The Merger—Opinion of the OvaScience Financial Advisor as of August 8, 2018" and "The Merger—Opinion of the OvaScience Financial Advisor as of October 26, 2018." These projections were also made available to the OvaScience Board of Directors in connection with the presentation of financial analyses by Ladenburg Thalmann. The inclusion of information about these projections in this proxy statement/ prospectus/information statement should not be regarded as an indication that OvaScience or any other recipient of this information considered, or now considers, this information to be predictive of actual future results.

        Neither OvaScience nor Millendo, as a matter of course, publicly discloses forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections. However, as part of the consideration of the Merger and the OvaScience Board of Directors' review of strategic alternatives, OvaScience management reviewed key market assumptions provided by Millendo and prepared unaudited financial projections for Millendo's business, as provided below (as adjusted, the "Projections").

        Millendo's future financial results may materially differ from those expressed in the Projections due to factors that are beyond Millendo's ability to control or predict. Millendo cannot make any assurances that the Projections will be realized or that Millendo's future financial results will not materially vary from the Projections. In particular, the Projections should not be utilized as public guidance.

        The Projections were prepared for internal use, and were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither Millendo nor Millendo's or OvaScience's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance with respect thereto or the achievability of the results reflected in such projections, and none of the foregoing assumes any responsibility for such information.

        OvaScience Stockholders are urged to review the "Risk Factors" beginning on page 34 of this proxy statement/prospectus/information statement for a description of the risks relating to the Merger, Millendo's business and OvaScience's business and OvaScience's most recent SEC filings for a description of risk factors with respect to OvaScience's business. OvaScience Stockholders should also read the section titled "Forward-Looking Statements" beginning on page 125 of this proxy statement/ prospectus/information statement for additional information regarding the risks inherent in forward-looking information such as the Projections.

        The Projections included below are not being included herein to influence OvaScience's Stockholders' decision whether to vote in favor of any proposal contained in this proxy statement/ prospectus/information statement. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections included in this proxy statement/prospectus/information statement.

        Ladenburg Thalmann estimated a range of total enterprise values for Millendo based upon the present value of Millendo's estimated after-tax unlevered free cash flows, which are set forth below in the section titled "Discounted Cash Flow Analysis." Ladenburg Thalmann reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Millendo prepared by the management of Millendo, as well as projections for Millendo prepared by the management of OvaScience as adjusted and provided to Ladenburg Thalmann by management of OvaScience, and utilized per instruction of OvaScience. Millendo provided OvaScience with certain assumptions which supported the market opportunity including epidemiology data and launch years for both the livoletide and nevanimibe programs. The yearly revenue assumptions were derived by OvaScience based on the market assumptions provided by Millendo. OvaScience adjusted the revenue assumptions in the years 2022 to 2033 by 54.2% to account for the probability of success given the clinical phase of development of Millendo's products. The 54.2% adjustment represents a blended rate of (1) 65.0%, which was applied to livoletide revenue and (2) 32.5%, which was applied to nevanimibe revenue. Expense estimates were provided by Millendo to OvaScience and are derived from Millendo's market opportunity analyses and a report prepared and delivered to Millendo by a consultant. Ovascience adjusted these costs and expenses based on the relative percentages of the costs and expenses provided by Millendo. OvaScience then reduced those adjusted expenses consisting of: cost of goods sold, research and development costs, general, administrative, marketing, and selling expenses by 54.2% per above and then subtracted all the resulting expenses in the projection period from revenue. OvaScience assumed a 28% corporate tax rate when calculating unlevered free cash flow and then added a 9% of expenses adjustment for working capital.

        Additional assumptions made by OvaScience included:

  •
  With respect to livoletide, the wholesale price of $120,000 in the U.S. and $70,000 in Europe, with product revenue beginning in 2022 and with peak market penetration (of 100%) in 2029;

  •
  With respect to nevanimibe, the wholesale price of $80,000 in the U.S. and $60,000 in Europe, with product revenue beginning in 2025 and with peak market penetration (of 99.8%) in 2033;

  •
  Cost of goods sold of 2.0% for livoletide and 1.0% for nevanimibe;

  •
  Average research and development spend of $31 million per year for the three years leading up to 2022, and research and development as a percentage of revenue averaging 3.1% from 2023 through 2033, falling below 1.0% for the last six years leading up to 2033;

  •
  General and administrative expense averaging 7.2% of revenue and falling to 0.5% of revenue in 2033;

  •
  Commercial expenses average of $16.4 million or an average of 0.5% of revenue in 2033;

  •
  Working capital requirements of 9.0% of operating expenses on a yearly basis;

  •
  A corporate tax rate of 28%; and

  •
  The exclusion of stock-based compensation.

        In performing the discounted cash flow analysis, Ladenburg Thalmann applied discount rates ranging from 14.0% to 16.0%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of comparable public traded companies advancing Phase 2 and Phase 3 orphan drug product candidates. The discounted cash flow analysis assumed that Millendo has no terminal value, does not account for any available net operating losses and assigns no value to revenues beyond 2033.

Financial Projections for Millendo as Prepared by Ladenburg Thalmann

Years	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Un-Risk Adjusted Revenue
Livoletide				$13.6	$62.2	$175.3	$325.3	$438.4	$487.0	$498.8	$500.5	$500.6	$500.6	$500.6	$500.6
Nevanimibe							$6.4	$26.4	$77.8	$168.4	$278.0	$368.6	$420.0	$440.0	$445.3
Total				$13.6	$62.2	$175.3	$331.7	$464.8	$564.8	$667.2	$778.5	$869.2	$920.6	$940.6	$945.9
Risk Adjusted Revenue	—	—	—	$7.4	$33.7	$95.1	$179.8	$252.0	$306.2	$361.7	$422.0	$471.2	$499.1	$509.9	$512.8
COGS	—	—	—	(0.1)	(0.7)	(1.9)	(3.6)	(4.9)	(5.7)	(6.3)	(6.9)	(7.4)	(7.7)	(7.8)	(7.8)
Third Party Obligations	$(0.0)	$(0.1)	$(0.0)	(0.0)	(0.0)	(0.1)	(0.3)	(0.5)	(0.8)	(1.2)	(1.3)	(1.3)	(1.4)	(1.5)	(1.6)
R&D	(24.4)	(33.8)	(34.8)	(13.8)	(7.5)	(5.5)	(3.5)	(3.0)	(2.7)	(2.3)	(2.2)	(2.2)	(1.6)	(1.5)	(1.5)
Commercial	(1.2)	(3.4)	(6.2)	(10.3)	(11.3)	(15.5)	(18.8)	(21.9)	(23.8)	(24.1)	(23.6)	(23.2)	(22.3)	(20.6)	(19.8)
G&A	(8.0)	(8.5)	(9.0)	(5.1)	(2.9)	(2.8)	(2.6)	(2.2)	(2.2)	(2.2)	(2.2)	(2.3)	(2.3)	(2.3)	(2.4)
Net Cash Flows From Operations	$(33.6)	$(45.8)	$(50.1)	$(22.0)	$11.4	$69.3	$151.0	$219.5	$270.9	$325.6	$385.7	$434.7	$463.7	$476.2	$479.7
Taxes (28%)	—	—	—	—	$3.2	$19.4	$42.3	$61.4	$75.8	$91.2	$108.0	$121.7	$129.8	$133.3	$134.3
Working Capital Adjustments	$3.0	$4.1	$4.5	$4.9	$3.6	$4.0	$4.2	$4.6	$4.9	$4.9	$4.9	$4.8	$4.6	$4.3	$4.2
Unlevered Free Cash Flow	$(36.7)	$(50.0)	$(54.6)	$(26.9)	$4.6	$45.9	$104.5	$153.4	$190.1	$229.5	$272.8	$308.2	$329.3	$338.6	$341.2

Opinion of the OvaScience Financial Advisor as of October 26, 2018

        As stated above, pursuant to an engagement letter dated April 12, 2018, OvaScience retained Ladenburg Thalmann to act as a financial advisor in connection with the Merger and to render the Opinion to the OvaScience Board of Directors as to the fairness, from a financial point of view, of the Exchange Ratio to the OvaScience Stockholders (including the holders of any unexercised, in-the-money employee options). On August 8, 2018, Ladenburg Thalmann rendered its initial oral opinion, subsequently confirmed by delivery of its written opinion dated August 8, 2018, to the OvaScience Board of Directors. On October 26, 2018, at the request of the OvaScience Board of Directors and in light of the changes proposed to the valuation of Millendo and OvaScience as set forth in the Second Amendment to the Merger Agreement, Ladenburg Thalmann rendered the revised oral opinion, subsequently confirmed by delivery of the revised written opinion dated October 26, 2018, to the OvaScience Board of Directors, that the Exchange Ratio was fair, from a financial point of view, to the OvaScience Stockholders as of the date of such Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

        The full text of the revised written Opinion of Ladenburg Thalmann, dated October 26, 2018 (the "October Opinion"), is attached as Annex B-2 to this proxy statement and is incorporated by reference. OvaScience encourages OvaScience Stockholders to read the October Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg Thalmann. The summary of the written October Opinion of Ladenburg Thalmann set forth herein is qualified by reference to the full text of the October Opinion. Ladenburg Thalmann provided its October Opinion for the sole benefit and use by OvaScience's Board of Directors in its consideration of the Merger. The October Opinion is not a recommendation to any stockholder as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.

        In connection with the October Opinion, Ladenburg Thalmann took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

  •
  Reviewed the Merger Agreement dated August 8, 2018, and the First Amendment to the Merger Agreement dated September 25, 2018;

  •
  Reviewed a draft of the S-4/A and a draft of the second amendment to the Merger Agreement on October 24, 2018, which were the most recent documents made available to Ladenburg Thalmann prior to the delivery of the October Opinion;

  •
  Reviewed the Registration Statement on Form S-4 filed on September 26, 2018;

  •
  Reviewed and analyzed certain publicly available financial and other information for each of OvaScience and Millendo, respectively, including equity research on comparable companies and on OvaScience, and certain other relevant financial and operating data furnished to Ladenburg Thalmann by the management of OvaScience, including information OvaScience obtained from Millendo;

  •
  Reviewed and analyzed certain relevant historical financial and operating data concerning Millendo furnished to Ladenburg Thalmann by the management of OvaScience, which OvaScience obtained from Millendo;

  •
  Discussed with certain members of the management of OvaScience the historical and current business operations, financial condition and prospects of OvaScience and Millendo;

  •
  Reviewed and analyzed certain operating results of Millendo as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg Thalmann deemed relevant;

  •
  Reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Millendo prepared by the management of Millendo as well as projections for Millendo prepared by the management of OvaScience as adjusted and provided to Ladenburg Thalmann by management of OvaScience and utilized per instruction of OvaScience;

  •
  Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg Thalmann deemed relevant;

  •
  Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg Thalmann deemed relevant;

  •
  Reviewed certain pro forma financial effects of the Merger;

  •
  Reviewed and analyzed such other information and other factors, and conducted such other financial studies, analyses and investigations as Ladenburg Thalmann deemed relevant for the purposes of the October Opinion; and

  •
  Took into account Ladenburg Thalmann's experience in other transactions as well as Ladenburg Thalmann's experience in securities valuations and Ladenburg Thalmann's general knowledge of the industries in which Millendo operates

        In conducting its review and arriving at the October Opinion, Ladenburg Thalmann, with the consent of OvaScience, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Ladenburg Thalmann by OvaScience, including preliminary internal market opportunity assumptions OvaScience obtained from Millendo, or which is publicly available or was otherwise reviewed by Ladenburg Thalmann. Ladenburg Thalmann did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg Thalmann relied upon, without independent verifications, the assessment of the managements of OvaScience and Millendo as to the viability of, and risks associated with, the current and future products and services of Millendo (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg Thalmann did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of OvaScience or Millendo. In connection with the October Opinion, Ladenburg Thalmann was instructed by OvaScience, and has assumed, with OvaScience's consent, that OvaScience's net cash at the Closing is expected to be $37.6 million, assuming for this purpose a closing date of November 30, 2018.

        Ladenburg Thalmann, with OvaScience's consent, relied upon the assumption that all information provided to Ladenburg Thalmann by OvaScience, including information OvaScience obtained from Millendo is accurate and complete in all material respects. With respect to the financial forecasts supplied to Ladenburg Thalmann by OvaScience regarding Millendo, Ladenburg Thalmann assumed, with OvaScience's consent, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of OvaScience, as applicable, as to the future operating and financial performance of OvaScience and Millendo, as applicable, and that they provided a reasonable basis upon which Ladenburg Thalmann could form its October Opinion. Furthermore, Ladenburg Thalmann assumed, with OvaScience's consent, that there will be no further adjustments to the Exchange Ratio between the date of the October Opinion and the date the final Exchange Ratio is determined. If the Net Cash is outside of the range of $40 million to $42 million, OvaScience's valuation will be adjusted on a dollar-for-dollar basis. In connection with the October Opinion, Ladenburg was instructed by OvaScience, and assumed, that OvaScience's Net Cash at the closing of the Merger is expected to be $37.6 million immediately prior to consummation of the Merger, assuming for this purpose a closing date of November 30, 2018, and Millendo is assumed to have no cash or debt at the time of closing. Ladenburg Thalmann expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its October Opinion of which Ladenburg Thalmann becomes aware after the date of its October Opinion. Ladenburg Thalmann assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of OvaScience or Millendo since the date of the last financial statements made available to them. Ladenburg Thalmann did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of OvaScience or Millendo, nor was Ladenburg Thalmann furnished with such materials. In addition, Ladenburg Thalmann did not evaluate the solvency or fair value of OvaScience or Millendo under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg Thalmann's October Opinion did not address any legal, tax or accounting matters related to the Merger Agreement or the Merger, as to which Ladenburg Thalmann has assumed that OvaScience and the OvaScience Board of Directors received such advice from legal, tax and accounting advisors as each has determined appropriate. Ladenburg Thalmann's October Opinion addressed only the fairness of the Exchange Ratio from a financial point of view to OvaScience's Stockholders. Ladenburg Thalmann expressed no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger. Ladenburg Thalmann's October Opinion was necessarily based upon economic and market conditions and other circumstances as they existed as could be evaluated by Ladenburg Thalmann on the date of its October Opinion. It should be understood that although subsequent developments may affect Ladenburg Thalmann's October Opinion, Ladenburg Thalmann does not have any obligation to update, revise or reaffirm its October Opinion, and Ladenburg Thalmann expressly disclaims any responsibility to do so.

        Ladenburg Thalmann did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

        For purposes of rendering the October Opinion, Ladenburg Thalmann assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Ladenburg Thalmann assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by Ladenburg Thalmann. Ladenburg Thalmann also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement as amended, and as proposed to be amended by the Second Amendment, will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. Ladenburg Thalmann assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations.

        It is understood that Ladenburg Thalmann's October Opinion was intended for the benefit and use of the Board of Directors of OvaScience in its consideration of the financial terms of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg Thalmann's prior written consent. Ladenburg Thalmann's October Opinion did not constitute a recommendation to the Board of Directors of OvaScience on whether or not to approve the Merger or to any OvaScience Stockholder or Millendo Stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Ladenburg Thalmann's October Opinion did not address OvaScience's underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to OvaScience. Ladenburg Thalmann expressed no opinion as to the prices or ranges of prices at which shares of securities of any person, including OvaScience, will trade at any time, including following the announcement or consummation of the Merger. Ladenburg Thalmann was not requested to opine as to, and Ladenburg Thalmann's October Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the security holders of OvaScience in connection with the Merger or with respect to the fairness of any such compensation.

        The following is a summary of the principal financial analyses performed by Ladenburg Thalmann to arrive at the October Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg Thalmann performed certain procedures, including each of the financial analyses described below and reviewed with the management of OvaScience the assumptions on which such analyses were based and other factors, including the historical and projected financial results of OvaScience and Millendo.

Transaction Overview as of the Date of the October Opinion

        Based upon the revised estimate of the Exchange Ratio of 0.1070, it is currently estimated that at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock, (b) the shares issued in the Pre-Closing Financing to Millendo

Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, and (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock, (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein.

  Implied Equity Value

        Ladenburg Thalmann estimated an implied equity value for Millendo of approximately $155.0 million, which was calculated by multiplying 128,141,362 (the assumed Millendo shares as of the Closing (on a fully-diluted, as-converted basis) and prior to giving effect to the Pre-Closing Financing) by $1.2096 (the implied price per share of Millendo Common Stock).

  Implied Total Enterprise Value

        Ladenburg Thalmann calculated an implied total enterprise value for Millendo of approximately $155.0 million by subtracting an assumed Millendo net cash balance of approximately $0.0 million from the implied equity value of approximately $155.0 million and was based on Millendo's projected indebtedness, cash and cash equivalents at November 30, 2018, the assumed closing date of the Merger for purposes of the October Opinion. For purposes of the implied total enterprise value, Ladenburg Thalmann did not take into effect any proceeds received by Millendo prior to the Closing as a result of the issuance of interest-bearing convertible promissory notes that are included in the Pre-Closing Financing and which will convert automatically into shares of Millendo Common Stock prior to the Merger.

Analysis of Selected Initial Public Offering Transactions as of the Date of the October Opinion

        Ladenburg Thalmann reviewed the initial public offerings ("IPOs") of 11 biopharmaceutical companies which completed an IPO since June 2013 and whose lead product at the time of its IPO was in Phase 2 or Phase 3 of clinical development and focused on the orphan disease space. The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. Although the companies referred to below were used for comparison purposes, none of these companies is directly comparable to Millendo. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the "Selected Orphan Disease IPO Companies—October," were:

  •
  Akcea Therapeutics, Inc.

  •
  Allena Pharmaceuticals, Inc.

  •
  Clementia Pharmaceuticals Inc.

  •
  Ovid Therapeutics Inc.

  •
  Prosensa Holding NV

  •
  Reata Pharmaceuticals, Inc.

  •
  Rhythm Pharmaceuticals, Inc.

  •
  Sage Therapeutics, Inc.

  •
  Ultragenyx Pharmaceutical Inc.

  •
  Versartis, Inc.

  •
  Zafgen, Inc.

        The Selected Orphan Disease IPO Companies—October had total enterprise values between $134 million and $426 million. Ladenburg Thalmann derived a median total enterprise value of $284 million for the Selected Orphan Disease IPO Companies—October. Ladenburg Thalmann then took the 25th percentile and the 75th percentile of the total enterprise values in order to calculate the range of total enterprise values for Millendo, which was $213 million to $299 million. This compares to Millendo's total enterprise value as per the Merger Agreement (following the two amendments to the Merger Agreement) of approximately $155.0 million.

First Trade Date	Company Name	Enterprise Value ($MM)
11/1/17	Allena Pharmaceuticals, Inc.	$185.7
10/4/17	Rhythm Pharmaceuticals, Inc.	285.2
8/1/17	Clementia Pharmaceuticals Inc.	294.2
7/13/17	Akcea Therapeutics, Inc.	203.3
5/4/17	Ovid Therapeutics Inc.	242.1
5/25/16	Reata Pharmaceuticals, Inc.	134.1
7/17/14	Sage Therapeutics, Inc.	303.9
6/18/14	Zafgen, Inc.	221.8
3/20/14	Versartis, Inc.	284.2
1/30/14	Ultragenyx Pharmaceutical Inc.	425.7
6/27/13	Prosensa Holding NV	339.3

Analysis of Selected Publicly Traded Companies as of the Date of the October Opinion

        Ladenburg Thalmann reviewed selected financial data of 14 publicly traded companies in the biopharmaceutical industry which had a lead candidate in Phase 2 or Phase 3 of clinical development and focused on the orphan disease space (the "Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies—October"). Insmed Incorporated, which was included in the Analysis of Selected Publicly Traded Companies as of the Date of the August Opinion, was not included in the analysis for the October Opinion, as it was no longer deemed to be a clinical stage company. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Millendo. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on October 25, 2018. The Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies—October were:

  •
  Albireo Pharma, Inc.

  •
  Allena Pharmaceuticals, Inc.

  •
  Catalyst Pharmaceuticals, Inc.

  •
  Clementia Pharmaceuticals, Inc.

  •
  Corbus Pharmaceuticals Holdings, Inc.

  •
  Eiger BioPharmaceuticals, Inc.

  •
  Global Blood Therapeutics, Inc.

  •
  MyoKardia, Inc.

  •
  Ovid Therapeutics Inc.

  •
  Reata Pharmaceuticals, Inc.

  •
  Rhythm Pharmaceuticals, Inc.

  •
  Savara Inc.

  •
  Zafgen, Inc.

  •
  Zogenix, Inc.

        The 14 Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies October had implied total enterprise values between $72 million and $1,714 million. Ladenburg Thalmann derived a median implied total enterprise value of $293 million for the Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies October. Ladenburg Thalmann then took the 25th percentile and the 75th percentile of the implied total enterprise values in order to calculate the range of implied total enterprise value for Millendo, which was $173 million to $968 million. This compares to Millendo's total enterprise value as per the Merger Agreement (following the two amendments to the Merger Agreement) of approximately $155.0 million.

Company Name	Enterprise Value ($MM)
MyoKardia, Inc	$1,713.5
Global Blood Therapeutics, Inc	1,412.5
Reata Pharmaceuticals, Inc	1,387.5
Zogenix, Inc	1,066.8
Rhythm Pharmaceuticals, Inc	669.7
Clementia Pharmaceuticals Inc	350.4
Corbus Pharmaceuticals Holdings, Inc.	327.8
Catalyst Pharmaceuticals, Inc	257.9
Zafgen, Inc	227.7
Savara Inc	221.8
Albireo Pharma, Inc	157.2
Allena Pharmaceuticals, Inc	113.7
Eiger BioPharmaceuticals, Inc	105.1
Ovid Therapeutics Inc	72.4

Analysis of Selected Precedent Transactions as of the Date of the October Opinion

        Ladenburg Thalmann reviewed the financial terms, to the extent the information was publicly available, of the 11 most recent qualifying merger transactions of companies in the biopharmaceutical industry, which had a lead candidate in Phase 2 or Phase 3 of clinical development and focused on the orphan disease space (the "Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions—October"). PTC Therapeutics, Inc.'s acquisition of Agilis Biotherapeutics, LLC, which was not included in the Analysis of Selected Precedent Transactions as of the Date of the August Opinion because such transaction had not yet closed, was added to the analysis for the October opinion. Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Millendo. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the Merger value of such companies and Millendo to which they are being compared. Ladenburg Thalmann reviewed the total enterprise values of the target companies (including downstream milestone payments). These transactions, including the month and year each was closed, were as follows:

Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions—October

Month and Year Closed	Target Company	Acquirer	Enterprise Value ($MM)
October 2018	Agilis Biotherapeutics, LLC	PTC Therapeutics, Inc.	945.0
April 2018	Wilson Therapeutics AB	Alexion Pharmaceuticals, Inc.	788.4
December 2017	Alizé Pharma SAS	Millendo Therapeutics, Inc.	62.0
November 2015	Dyax Corporation	Shire plc	5,598.6
September 2015	Scioderm, LLC	Amicus Therapeutics, Inc.	869.5
March 2015	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Limited	3,200.0
February 2015	Meritage Pharma, Inc.	Shire plc	244.9
January 2015	Trophos SA	Roche Holding AG	548.7
January 2015	Biogen Idec, Inc.	Convergence Pharmaceuticals Limited	675.0
November 2014	Prosensa Holding NV	BioMarin Pharmaceutical Inc.	838.9
October 2014	Brabant Pharma Limited	Zogenix Europe Limited	130.2

        The 11 Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions—October target companies had total enterprise values between $62 million and $5,599 million. Ladenburg Thalmann derived a median total enterprise value of $788 million for the Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions—October. Ladenburg Thalmann then took the 25th percentile and the 75th percentile of the total enterprise values in order to calculate the range of implied total enterprise values for Millendo, which was $397 million to $907 million. This compares to Millendo's total enterprise value as per the Merger Agreement (following the amendments) of approximately $155.0 million.

Discounted Cash Flow Analysis as of the Date of the October Opinion

        Ladenburg Thalmann estimated a range of total enterprise values for Millendo based upon the present value of Millendo's estimated after-tax unlevered free cash flows, which are set forth below in the section titled "The Merger—Financial Projections." Ladenburg Thalmann reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Millendo prepared by the management of Millendo as well as projections for Millendo prepared by the management of OvaScience as adjusted and provided to Ladenburg Thalmann by management of OvaScience and utilized per instruction of OvaScience. Millendo provided OvaScience with certain assumptions that supported the market opportunity including epidemiology data and launch years for both the livoletide and nevanimibe programs. The yearly revenue assumptions were derived by OvaScience based on the market assumptions provided by Millendo. OvaScience further adjusted the revenue assumptions in the years 2022 to 2033 by 54.2% to account for the probability of success given the clinical phase of development of Millendo's products. The 54.2% risk adjustment represents a blended rate of (1) 65.0%, which was applied to livoletide revenue and (2) 32.5%, which was applied to nevanimibe revenue. Please see the section titled "The Merger—Financial Projections" for additional information on the unadjusted revenue of livoletide and nevanimibe. All of the expense estimates were provided by OvaScience based on the relative percentages of the cost and expense information provided by Millendo. OvaScience reduced these expenses, which consisted of: cost of goods sold, research and development costs, general, administrative, marketing, and selling expenses, by 54.2%, as described above and then subtracted all the risk-adjusted expenses in the projection period from risk-adjusted revenue. OvaScience assumed a 28% corporate tax rate when calculating unlevered free cash flow and then added a 9% expense adjustment for working capital.

        In performing this discounted cash flow analysis, Ladenburg Thalmann utilized discount rates ranging from 14% to 16%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Publicly Traded Phase 2 or Phase 3 Orphan Disease Companies—October, which was 15%. This discounted cash flow analysis assumed that Millendo will have no terminal value after 2033, does not take into account Millendo's available net operating losses, if any, and assigns no value to revenues beyond 2033.

        The discounted cash flow analysis resulted in an implied total enterprise value between $321 million and $406 million, based on the upper and lower range of the discount rates that Ladenburg Thalmann used in its analysis. This compares to Millendo's total enterprise value as per the Merger Agreement (following the amendments) of approximately $155.0 million.

        The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg Thalmann. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg Thalmann did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg Thalmann believes, and advised the OvaScience Board of Directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying its October Opinion. In performing its analyses, Ladenburg Thalmann made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of OvaScience and Millendo. These analyses performed by Ladenburg Thalmann are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of OvaScience, Millendo, Ladenburg Thalmann or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg Thalmann and its October Opinion were among several factors taken into consideration by the OvaScience Board of Directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

        Ladenburg Thalmann was selected by the OvaScience Board of Directors to render an opinion to the OvaScience Board of Directors because Ladenburg Thalmann is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg Thalmann is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Ladenburg Thalmann and its affiliates may trade the equity securities of OvaScience for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the three years preceding the date hereof, Ladenburg has had equity research reports written on OvaScience with the last report written on May 10, 2016. Ladenburg has not received any fees from OvaScience, aside from the fees described below. In the three years preceding the date hereof, Ladenburg has not had a relationship with Millendo and has not received any fees from Millendo. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to OvaScience and Millendo and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

        The issuance of Ladenburg Thalmann's October Opinion was reviewed and approved by a fairness opinion committee of Ladenburg Thalmann.

        Pursuant to the engagement letter between Ladenburg Thalmann and OvaScience as of the time the Merger Agreement was approved, if the Merger is consummated, Ladenburg Thalmann will be entitled to receive a transaction fee of $1 million payable in cash. OvaScience has also paid an initial fee of $75,000 which was creditable against the Opinion fee of $250,000, resulting in the receipt by Ladenburg Thalmann of a net fee of $175,000 upon delivery of its revised Opinion. OvaScience has also paid Ladenburg a fee of $80,000 for delivery of its revised Opinion. Additionally, OvaScience has agreed to reimburse Ladenburg Thalmann for its out-of-pocket expenses and has agreed to indemnify Ladenburg Thalmann against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Ladenburg Thalmann, which are customary in transactions of this nature, were negotiated at arm's length between OvaScience and Ladenburg Thalmann, and the OvaScience Board of Directors was aware of the arrangement, including the fact that a portion of the fee payable to Ladenburg Thalmann is contingent upon the completion of the Merger.

Financial Projections used in connection with the October Opinion

        The information set forth below is included solely by OvaScience to give OvaScience Stockholders access to the financial projections and other information that were relied upon by Ladenburg Thalmann in connection with the rendering of its October Opinion discussed beginning on page 154 under "The Merger—Opinion of the OvaScience Financial Advisor as of October 26, 2018." The Projections are identical to the Projections used in connection with the August Opinion. These Projections were also made available to the OvaScience Board of Directors in connection with the presentation of financial analyses by Ladenburg Thalmann. The inclusion of information about these Projections in this proxy statement/prospectus/information statement should not be regarded as an indication that OvaScience or any other recipient of this information considered, or now considers, this information to be predictive of actual future results.

        Neither OvaScience nor Millendo, as a matter of course, publicly discloses forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections. However, as part of the consideration of the Merger and the OvaScience Board of Directors' review of strategic alternatives, OvaScience management reviewed key market assumptions provided by Millendo and prepared the Projections for Millendo's business, as provided below.

        Millendo's future financial results may materially differ from those expressed in the Projections due to factors that are beyond Millendo's ability to control or predict. Millendo cannot make any assurances that the Projections will be realized or that Millendo's future financial results will not materially vary from the Projections. In particular, the Projections should not be utilized as public guidance.

        The Projections were prepared for internal use and were not prepared with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither Millendo nor Millendo's or OvaScience's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance with respect thereto or the achievability of the results reflected in such projections, and none of the foregoing assumes any responsibility for such information.

        OvaScience Stockholders are urged to review the "Risk Factors" beginning on page 34 of this proxy statement/prospectus/information statement for a description of the risks relating to the Merger, Millendo's business and OvaScience's business and for a description of risk factors with respect to OvaScience's business, OvaScience's most recent SEC filings. OvaScience Stockholders should also read the section titled "Forward-Looking Statements" beginning on page 125 of this proxy statement/prospectus/information statement for additional information regarding the risks inherent in forward-looking information such as the Projections.

        The Projections included below are not being included herein to influence OvaScience Stockholders' decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/information statement. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections included in this proxy statement/prospectus/information statement.

        Ladenburg Thalmann estimated a range of total enterprise values for Millendo based upon the present value of Millendo's estimated after-tax unlevered free cash flows, which are set forth below in the section titled "The Merger—Discounted Cash Flow Analysis." Ladenburg Thalmann reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Millendo prepared by the management of Millendo as well as projections for Millendo prepared by the management of OvaScience as adjusted and provided to Ladenburg Thalmann by management of OvaScience and utilized per instruction of OvaScience. Millendo provided OvaScience with certain assumptions which supported the market opportunity including epidemiology data and launch years for both the livoletide and nevanimibe programs. The yearly revenue assumptions were derived by OvaScience based on the market assumptions provided by Millendo. OvaScience adjusted the revenue assumptions in the years 2022 to 2033 by 54.2% to account for the probability of success given the clinical phase of development of Millendo's products. The 54.2% adjustment represents a blended rate of (1) 65.0%, which was applied to livoletide revenue and (2) 32.5%, which was applied to nevanimibe revenue. Expense estimates were provided by Millendo to OvaScience and are derived from Millendo's market opportunity analyses and a report prepared and delivered to Millendo by a consultant. Ovascience adjusted these costs and expenses based on the relative percentages of the costs and expenses provided by Millendo. OvaScience then reduced those adjusted expenses consisting of: cost of goods sold, research and development costs, general, administrative, marketing, and selling expenses by 54.2% per above and then subtracted all the resulting expenses in the projection period from revenue. OvaScience assumed a 28% corporate tax rate when calculating unlevered free cash flow and then added a 9% of expenses adjustment for working capital.

        Additional assumptions made by OvaScience included:

  •
  With respect to livoletide, the wholesale price of $120,000 in the U.S. and $70,000 in Europe, with product revenue beginning in 2022 and peak market penetration (of 100%) in 2029;

  •
  With respect to nevanimibe, the wholesale price of $80,000 in the U.S. and $60,000 in Europe with product revenue beginning in 2025 and with peak market penetration (of 99.8%) in 2033;

  •
  Cost of goods sold of 2.0% for livoletide and 1.0% for nevanimibe;

  •
  Average research and development spend of $31 million per year for the three years leading up to 2022, and research and development as a percentage of revenue averaging 3.1% from 2023 through 2033, falling below 1.0% for the last six years leading up to 2033;

  •
  General and administrative expense averaging 7.2% of revenue and falling to 0.5% of revenue in 2033;

  •
  Commercial expenses average of $16.4 million or an average of 0.5% of revenue in 2033;

  •
  Working capital requirements of 9.0% of operating expenses on a yearly basis;

  •
  A corporate tax rate of 28%; and

  •
  The exclusion of stock-based compensation.

        In performing the discounted cash flow analysis, Ladenburg Thalmann applied discount rates ranging from 14.0% to 16.0%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of comparable public traded companies advancing Phase 2 and Phase 3 orphan drug product candidates. The discounted cash flow analysis assumed that Millendo has no terminal value, does not account for any available net operating losses and assigns no value to revenues beyond 2033.

Financial Projections for Millendo as Prepared by Ladenburg Thalmann

Years	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Un-Risk Adjusted Revenue
Livoletide				$13.6	$62.2	$175.3	$325.3	$438.4	$487.0	$498.8	$500.5	$500.6	$500.6	$500.6	$500.6
Nevanimibe							$6.4	$26.4	$77.8	$168.4	$278.0	$368.6	$420.0	$440.0	$445.3
Total				$13.6	$62.2	$175.3	$331.7	$464.8	$564.8	$667.2	$778.5	$869.2	$920.6	$940.6	$945.9
Risk Adjusted Revenue	—	—	—	$7.4	$33.7	$95.1	$179.8	$252.0	$306.2	$361.7	$422.0	$471.2	$499.1	$509.9	$512.8
COGS	—	—	—	(0.1)	(0.7)	(1.9)	(3.6)	(4.9)	(5.7)	(6.3)	(6.9)	(7.4)	(7.7)	(7.8)	(7.8)
Third Party Obligations	$(0.0)	$(0.1)	$(0.0)	(0.0)	(0.0)	(0.1)	(0.3)	(0.5)	(0.8)	(1.2)	(1.3)	(1.3)	(1.4)	(1.5)	(1.6)
R&D	(24.4)	(33.8)	(34.8)	(13.8)	(7.5)	(5.5)	(3.5)	(3.0)	(2.7)	(2.3)	(2.2)	(2.2)	(1.6)	(1.5)	(1.5)
Commercial	(1.2)	(3.4)	(6.2)	(10.3)	(11.3)	(15.5)	(18.8)	(21.9)	(23.8)	(24.1)	(23.6)	(23.2)	(22.3)	(20.6)	(19.8)
G&A	(8.0)	(8.5)	(9.0)	(5.1)	(2.9)	(2.8)	(2.6)	(2.2)	(2.2)	(2.2)	(2.2)	(2.3)	(2.3)	(2.3)	(2.4)
Net Cash Flows From Operations	$(33.6)	$(45.8)	$(50.1)	$(22.0)	$11.4	$69.3	$151.0	$219.5	$270.9	$325.6	$385.7	$434.7	$463.7	$476.2	$479.7
Taxes (28%)	—	—	—	—	$3.2	$19.4	$42.3	$61.4	$75.8	$91.2	$108.0	$121.7	$129.8	$133.3	$134.3
Working Capital Adjustments	$3.0	$4.1	$4.5	$4.9	$3.6	$4.0	$4.2	$4.6	$4.9	$4.9	$4.9	$4.8	$4.6	$4.3	$4.2
Unlevered Free Cash Flow	$(36.7)	$(50.0)	$(54.6)	$(26.9)	$4.6	$45.9	$104.5	$153.4	$190.1	$229.5	$272.8	$308.2	$329.3	$338.6	$341.2

Interests of the OvaScience Directors and Executive Officers in the Merger

        In considering the recommendation of the OvaScience Board of Directors with respect to the approval of the Merger Agreement, the Merger and the issuance of shares of OvaScience Common Stock as contemplated by the Merger Agreement, and the other matters to be acted upon by the OvaScience Stockholders at the Special Meeting, the OvaScience Stockholders should be aware that certain members of the OvaScience Board of Directors and current and former executive officers of OvaScience have interests in the Merger that may be different from, or in addition to, the interests of the OvaScience Stockholders. These interests relate to or arise from, among other things:

  •
  Bonus payments to which each of OvaScience's executive officers will be entitled following completion of the Merger, provided the officer's employment with the Company continues for six months following the Merger or is terminated under certain circumstances;

  •
  severance benefits to which each of OvaScience's executive officers would become entitled in the event of termination of employment under certain circumstances within one year following the completion of the Merger, as specified below under "Golden Parachute Compensation";

  •
  the accelerated vesting of certain of the equity awards held by OvaScience's executive officers and directors in connection with the completion of the Merger, an extended period for exercising vested options held by OvaScience's executive officers following any termination of employment (other than for "cause");

  •
  the fact that Longwood Fund III, L.P., an investment fund, has agreed to purchase $662,933.33 of shares in the Pre-Closing Financing, and to have $241,066.67 of unsecured convertible Promissory notes issued to it by Millendo cancelled as part of that financing and that Richard Aldrich, OvaScience's Lead Independent Director, is one of the managers of Longwood Fund III GP LLC, which is the general partner of Longwood Fund III, LP; and

  •
  the fact that John Howe, III, M.D., currently a director of OvaScience, will continue as a director of the combined organization after the Effective Time of the Merger.

        The OvaScience Board of Directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the OvaScience Stockholders approve the proposals to be presented to the OvaScience Stockholders for consideration at the Special Meeting as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

        As of September 1, 2018, all current directors and executive officers of OvaScience beneficially owned approximately 8.0% of the shares of OvaScience Common Stock. The affirmative vote of a majority of the votes cast in person or by proxy at the OvaScience Special Meeting is required for approval of Proposal Nos. 1, 4, 5, 6 and 7 (not counting "abstentions" or "broker non-votes" as votes cast). The affirmative vote of holders of a majority of the outstanding shares of OvaScience Common Stock entitled to vote at the OvaScience Special Meeting is required for approval of Proposal Nos. 2 and 3. Certain OvaScience officers and directors, and their affiliates, have also entered into voting agreements in connection with the Merger. For a more detailed discussion of the voting agreements, please see the section titled "Agreements Related to the Merger—Voting Agreements" beginning on page 225 of this proxy statement/prospectus/information statement.

OvaScience Options

        As of September 1, 2018, OvaScience's directors and current executive officers, together with all former named executive officers who were named executive officers during OvaScience's fiscal year ended December 31, 2017 and one former director who served on the OvaScience Board of Directors during 2017, collectively owned unvested OvaScience Options covering 2,936,039 shares of OvaScience Common Stock and vested OvaScience Options covering 2,060,999 shares of OvaScience Common Stock.

        Prior to the Closing, OvaScience's Board of Directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised option to purchase shares of OvaScience Common Stock will be accelerated in full effective as of immediately prior to the Effective Time. The number of shares of OvaScience Common Stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect the proposed Reverse Stock Split to be implemented prior to the Closing.

        The following table presents certain information concerning the outstanding OvaScience Options held by OvaScience's directors and current executive officers, together with all former named executive officers who were named executive officers during OvaScience's fiscal year ended December 31, 2017 and one former director who served on the OvaScience Board of Directors during 2017, as of September 1, 2018:

	Option Awards
Name	Number of Shares of OvaScience Common Stock Underlying Unexercised Options (#) Exercisable	Number of Shares of OvaScience Common Stock Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date
Current Executive Officers
Christopher Kroeger, M.D., M.B.A.	267,466	802,398	1.46	(1)	6/20/2027
	—	356,621	1.46	(2)	6/20/2027
	—	356,621	1.46	(3)	6/20/2027
	—	715,000	0.9321		5/10/2028
Jonathan Gillis, C.P.A.	5,625	—	14.27	(4)	9/9/2023
	7,500	—	10.09	(5)	3/4/2024
	6,093	1,407	42.10	(6)	3/2/2025
	2,250	1,750	6.96	(7)	3/2/2026
	750	250	1.64	(8)	1/4/2027
	4,687	10,313	1.49	(9)	3/1/2027
	7,500	22,500	1.46	(10)	6/21/2027
	—	128,645	0.9337	(11)	2/8/2028
	—	75,000	0.9321		5/10/2028
James Lillie	—	357,057	1.02	(12)	3/6/2028
	—	125,000	0.9321		5/10/2028
Former Named Executive Officers
Michelle Dipp, M.D., Ph.D.	339,313	—	7.80	(13)	12/4/2022
	500,000	—	8.43	(14)	6/12/2024
	200,000	—	32.36	(14)	12/8/2024
	150,000	—	1.49	(14)	3/1/2027
	175,000	—	1.46	(14)	6/20/2027
Christophe Couturier	—	—	—		—
Current Directors
Richard Aldrich	4,448	—	14.00	(15)	6/7/2023
	6,500	—	8.43	(15)	6/13/2024
	12,000	—	36.19	(15)	6/4/2025
	12,000	—	7.38	(15)	6/2/2026
	12,000	—	1.46	(15)	6/21/2027
	1,000	11,000	0.9548	(16)	7/4/2028
Jeffrey Capello	4,448	—	14.00	(15)	6/7/2023
	6,500	—	8.43	(15)	6/13/2024
	8,650	—	5.40	(15)	6/27/2022
	4,448	—	5.40	(15)	6/27/2022
	12,000	—	36.19	(15)	6/4/2025
	12,000	—	7.38	(15)	6/2/2026
	12,000	—	1.46	(15)	6/21/2027
	1,000	11,000	0.9548	(16)	7/4/2028
Mary Fisher	13,098	—	14.00	(15)	6/7/2023
	6,500	—	8.43	(15)	6/13/2024
	12,000	—	36.189	(15)	6/4/2025
	12,000	—	7.38	(15)	6/2/2026
	12,000	—	1.46	(15)	6/21/2027
	1,000	11,000	0.9548	(16)	7/4/2028
Jonathan Howe	20,650	—	36.19	(15)	6/4/2025
	12,000	—	7.38	(15)	6/2/2026
	12,000	—	1.46	(15)	6/21/2027
	1,000	11,000	0.9548	(16)	7/4/2028

	Option Awards
Name	Number of Shares of OvaScience Common Stock Underlying Unexercised Options (#) Exercisable	Number of Shares of OvaScience Common Stock Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date
Marc Kozin	11,900	—	10.09	(15)	3/5/2024
	6,500	—	8.43	(15)	6/13/2024
	12,000	—	36.19	(15)	6/4/2025
	12,000	—	7.38	(15)	6/2/2026
	12,000	—	1.46	(15)	6/21/2027
	1,000	11,000	0.9548	(16)	7/4/2028
John Sexton	20,650		36.19	(15)	6/4/2025
	12,000		7.38	(15)	6/2/2026
	12,000		1.46	(15)	6/21/2027
	1,000	11,000	0.9548	(16)	7/4/2028
Former Director
Thomas Malley	—	—	—		—

(1)
This option award vests with respect to 25% of the shares on the first anniversary of the date of grant, which was June 21, 2017, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the date of grant.

(2)
This option award vests with respect to 25% of the shares on January 31, 2019, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the initial vest date.

(3)
This option award vests with respect to 25% of the shares on January 31, 2020, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the initial vest date.

(4)
This option award started vesting on June 17, 2013 and was fully vested as of December 31, 2017.

(5)
This option award vests with respect to 25% of the shares on the first anniversary of the date of grant, which was March 5, 2014 and was fully vested as of March 2018.

(6)
This option award vests with respect to 25% of the shares on the first anniversary of the date of grant, which was March 3, 2015, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the date of grant.

(7)
This option award vests with respect to 25% of the shares on the first anniversary of the date of grant, which was March 3, 2016, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the date of grant.

(8)
This option award vests in approximately equal quarterly installments from the date of grant, which was January 5, 2017, through the second anniversary of the date of grant.

(9)
This option award vests with respect to 25% of the shares on the first anniversary of the date of grant, which was March 2, 2017, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the date of grant.

(10)
This option award vests with respect to 25% of the shares on June 21, 2018, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the initial vest date.

(11)
This option award vests with respect to 25% of the shares on the first anniversary of the date of grant, which was February 8, 2018, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the date of grant.

(12)
This option award vests with respect to 25% of the shares on the first anniversary of the date of grant, which was March 6, 2018, and with respect to the remaining shares in approximately equal quarterly installments through the fourth anniversary of the date of grant.

(13)
This option award started vesting on December 31, 2012 and was fully vested as of December 31, 2016.

(14)
The Termination Agreement with respect to the Advisory Agreement dated April 30, 2018 between Dr. Dipp and OvaScience provided that Dr. Dipp would forego a discretionary cash bonus for fiscal 2017 in the amount of up to $300,000 to which she was entitled under her Advisory Agreement as well as the $250,000 retainer she was entitled to receive for 2018 and that all of her unvested stock options would become fully vested and remain exercisable until the expiration dates of such options.

(15)
This option award vests in twelve equal monthly installments at the end of each successive month following the date of grant until the first anniversary of the grant date.

(16)
This option award vests in twelve equal monthly installments at the end of each successive month following July 4, 2018.

2012 Stock Incentive Plan

        The 2012 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards and other stock-based or cash awards. All of OvaScience's employees, non-employee directors and consultants are eligible participants under the 2012 Plan. As of September 1, 2018, a total of 3,243,408 shares of OvaScience Common Stock were available for future issuance under the 2012 Plan. The 2012 Plan is administered by the OvaScience Board of Directors, which has delegated concurrent authority to administer the 2012 Plan to OvaScience's compensation committee, including for purposes of approving equity award grants to OvaScience's named executive officers. See Proposal No. 4—Approval of an Amendment to the OvaScience 2012 Incentive Plan beginning on page 237 of this proxy statement/prospectus/information statement for an explanation of the material features of the 2012 Plan.

Director Compensation

        In June 2018, the OvaScience Stockholders approved the 2018 Non-Employee Director Compensation Policy (the "2018 Director Compensation Policy"), which provides for cash and equity compensation for OvaScience non-employee directors and imposes an annual limit on the aggregate cash and equity compensation that may be awarded to non-employee directors.

        The 2018 Director Compensation Policy provides that each non-employee director shall be entitled to the payments described below while serving as a director for calendar year 2018. After calendar year 2018, these retainers, fees and grants may be modified for years after 2018 by the compensation committee or the board of directors in their discretion, subject to the general compensation limits described above.

Annual Base Retainer:	An annual base retainer fee of $35,000 shall be payable to each non-employee director.
Committee Chair Fee:	The corresponding annual chair fee set forth below shall also be payable to each non-employee director who becomes or remains the chair of each of the following committees of the Board.
	Audit Committee:	$15,000
	Compensation Committee:	$10,000
	Nominating and Corporate Governance Committee:	$7,500
Committee Membership Fee:

The corresponding annual committee fee set forth below shall also be payable to each non-employee director who becomes or remains a member of the following committees of the Board for his or her committee member services.

Audit Committee:	$8,000
Compensation Committee:	$5,000
Nominating and Corporate Governance Committee:	$3,750

        In addition to the above fees, the Board may determine that additional committee fees are appropriate and should be payable for any newly created committee of the Board.

        Each newly appointed non-employee director shall be granted a non-qualified stock option to purchase 8,650 shares of OvaScience Common Stock under the 2012 Plan, or any successor plan at the first regularly scheduled meeting of the board on or after his or her initial appointment or election to the Board. In addition, annually, each incumbent non-employee director shall be granted a non-qualified stock option to purchase 12,000 shares of OvaScience Common Stock under the 2012 Plan on the date of the first meeting of the board of directors held following our annual meeting of stockholders.

        During calendar year 2018, OvaScience will not provide additional compensation to non-employee directors, other than as provided under the 2018 Director Compensation Policy, unless such additional compensation is in exchange for bona fide services or is otherwise reviewed and approved in accordance with OvaScience's Policy regarding Related Person Transactions then in effect.

        Shares purchased upon exercise of an initial equity grant or annual equity grant under the 2018 Director Compensation Policy will be subject to a resale restriction ending on the earlier of such non-employee director's termination of service as a non-employee director and the seven-year anniversary of the date of grant of the option (the "Holding Period"); provided, however, that the Holding Period will not apply to (i) any shares retained by OvaScience as a result of any net exercise of the options to cover the option exercise price, or (ii) any shares sold by the non-employee director to cover any taxes associated with the exercise of the option. The Holding Period requirement will apply to initial equity grants and annual equity grants made through December 31, 2021, unless otherwise amended and approved by a vote of our stockholders.

        The 2018 Director Compensation Policy provides that, commencing in calendar year 2018, (i) the total annual compensation, including all cash and equity components (based on grant date fair value), paid to any incumbent non-employee director shall not exceed $300,000 per calendar year, and (ii) the total annual compensation, including all cash and equity components (based on grant date fair value), paid to any newly appointed non-employee director shall not exceed $600,000 within the calendar year of first being appointed. These limits will remain in effect until December 31, 2021, unless otherwise amended and approved by a vote of OvaScience's stockholders.

        Unless otherwise specified by the board of directors or the compensation committee at the time of grant, all options granted under the 2018 Director Compensation Policy shall (i) vest in equal monthly installments at the end of each successive month following the grant date until the first anniversary of the grant date, subject to the non-employee director's continued service on the board of directors; (ii) have an exercise price equal to the fair market value of OvaScience Common Stock as determined in the 2012 Stock Plan on the grant date; (iii) terminate ten years after the grant date; and (iv) contain such other terms and conditions as set forth in the form of option agreement approved by the Board or the Compensation Committee prior to the grant date.

        OvaScience's non-employee directors may elect to receive all or a portion of their annual fees for board and committee service for a given year in the form of vested shares of OvaScience Common Stock (based on the fair market value of OvaScience Common Stock).

        Prior to the adoption of the 2018 Director Compensation Policy, the OvaScience Board of Directors adopted an amended and restated non-employee director compensation policy in 2015 (the "2015 Policy").

        Under the 2015 Policy, OvaScience's non-employee directors were compensated for service on the board of directors as follows in 2017:

  •
  an annual retainer for our non-employee directors for service on the board of directors of $35,000;

  •
  for members of the Audit Committee, an annual fee of $8,000 ($15,000 for the chair);

  •
  for members of the Nominating and Corporate Governance Committee, an annual fee of $3,750 ($7,500 for the chair);

  •
  for members of the Compensation Committee, an annual fee of $5,000 ($10,000 for the chair);

  •
  to each newly elected director, an initial grant of a stock option to purchase 8,650 shares of OvaScience Common Stock, at an exercise price equal to the fair market value of OvaScience Common Stock on the date of grant, which option vested monthly over one year; and

  •
  for continuing service on the board of directors, an annual grant of a stock option to purchase 12,000 shares of OvaScience Common Stock, at an exercise price equal to the fair market value of OvaScience Common Stock on the date of grant, which option vested monthly over one year.

        Subject to the director's continued service as a director, the initial and annual stock option grants vested in approximately equal monthly installments through the first anniversary of the grant date. The initial stock option grants were made on the date of each director's initial appointment or election to the board of directors.

        Under the 2015 Policy, non-employee directors could elect to receive all or a portion of their annual fees for board of director and committee service from January 1 to December 31 of a given year in either cash or fully vested shares of OvaScience Common Stock. This election occured on an annual basis.

        The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of OvaScience's non-employee directors during the year ended December 31, 2017 for their service on the board of directors.

Name	Fees Earned or Paid in Cash ($)(1)		Option Awards ($)(2)(3)	Total ($)
Richard Aldrich	42,500		12,395	54,895
Jeffrey D. Capello	50,000		12,395	62,395
Mary Fisher	40,000		12,395	52,395
Marc Kozin	73,168	(4)	12,395	85,563
Thomas Malley	23,879		—	23,879
John Sexton, Ph.D.	155,000	(5)	12,395	167,395
John Howe, III, M.D.	170,761	(5)	12,395	183,156

(1)
Includes payment of annual fees for board of director and committee service in fully vested shares of our common stock in lieu of cash to Mr. Aldrich ($42,500), Ms. Fisher ($20,000), Mr. Kozin ($43,168) and Mr. Malley ($23,879). Each payment is made at the end of each quarter based on the closing price of OvaScience's common stock on the last day of the quarter.

(2)
The amounts in the "Option Awards" column reflect the aggregate grant date fair value of stock options granted during the year computed in accordance with the provisions of ASC 718. The assumptions used to calculate these amounts are discussed in Notes 2 and 9 to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

(3)
As of December 31, 2017, OvaScience's non-employee directors held options to purchase the following aggregate numbers of shares (representing both exercisable and unexercisable options):

Name	Number of Shares Underlying Outstanding Stock Options
Richard Aldrich	46,948
Jeffrey D. Capello	60,046
Mary Fisher	55,598
Marc Kozin	54,400
Thomas Malley	—
John Sexton, Ph.D.	44,650
John Howe, III, M.D.	44,650
(4)
Includes $30,000 for additional board of directors services, as approved by the Board, in guiding OvaScience in its long-term global regulatory strategy.

(5)
Represents (i) annual fees earned for service on the board of directors of $35,000 and $50,761 for Drs. Sexton and Howe, respectively and (ii) $120,000 for additional board of directors services, as approved by the board of directors, in providing long-term strategic global regulatory guidance.

        Mr. Kozin and Drs. Sexton and Howe receive compensation as members of the Global Strategy Committee. The Global Strategy Committee supports the board of directors in providing board level strategic global regulatory guidance to the Chief Executive Officer and executive management team. The Global Strategy Committee's responsibilities include advising the Chief Executive Officer and executive management team generally on global strategy, as well as on the development and implementation of OvaScience's strategic plan, and advising the Chief Executive Officer and executive management team on strategies for approaching international markets, including guidance on cultural, regulatory and government affairs matters.

        For their service on the Global Strategy Committee, Mr. Kozin received monthly retainer payments of $2,500 and Drs. Sexton and Howe received monthly retainer payments of $10,000.

Merger-Related Compensation of Executive Officers

        OvaScience's executive officers have employment arrangements that provide that they are eligible to receive severance payments and benefits upon an involuntary termination of employment, whether or not in connection with a change in control of OvaScience. As described below, these severance and change in control arrangements were designed to keep OvaScience's executive officers in these key positions as OvaScience competes for talented executives in the marketplace where such protections are commonly offered.

CEO Agreement and Retention Arrangement with Christopher Kroeger

        Pursuant to the terms of the CEO Agreement entered into with OvaScience's President and Chief Executive Officer, Christopher Kroeger, M.D., M.B.A., on June 21, 2017, Dr. Kroeger's employment with OvaScience may be terminated at any time, with or without "cause" (as defined in the CEO Agreement and set forth below) and without any prior notice, by either Dr. Kroeger or by OvaScience. If OvaScience terminates Dr. Kroeger's employment without cause or Dr. Kroeger terminates his employment for "good reason" (as defined in the CEO Agreement and set forth below), then he is entitled to receive (a) continuation of his then-current base salary for a period of twelve months, which is payable in periodic installments over the same period and (b) continuation of COBRA health insurance premiums at OvaScience's then-normal rate of contribution for up to 12-months. In the event of a "change of control event" (as defined in the CEO Agreement and including the Merger) where Dr. Kroeger's employment is terminated by OvaScience without cause or Dr. Kroeger resigns for good reason within one year of the change of control event, the vesting of Dr. Kroeger's stock options will accelerate in full.

        On May 3, 2018, the OvaScience Board of Directors approved a retention arrangement for Dr. Kroeger, which provides that in the event of a termination without cause or a resignation for good reason within one year of a change in control event, Dr. Kroeger will also be entitled to his full bonus opportunity for the year (60% of his then-current base salary). In addition, Dr. Kroeger is entitled to receive a cash bonus equal to 1% of the OvaScience Deal Value (as defined below) implied in a change of control event, which will fully vest six months after the Closing and would be immediately payable in the event of a termination of his employment without cause or for good reason following the Merger. The "OvaScience Deal Value" is the product of the number of shares of the OvaScience Common Stock outstanding immediately prior to the Closing multiplied by the closing price of the OvaScience Common Stock on the date of the Closing.

        On May 10, 2018, Dr. Kroeger also received a new grant of options to purchase 715,000 shares of the OvaScience Common Stock, which vests in full upon the Closing. Dr. Kroeger has the right to exercise this option for a three-year period after any termination of his employment (other than a termination for cause) following the Merger.

        When Dr. Kroeger joined OvaScience in June 2017, he received a grant of 1,783,106 options to purchase OvaScience Common Stock at an exercise price of $1.46 per share. These options vest in full upon termination of his employment without cause or for good reason within one year following the Merger, and the retention arrangement provides that 1,069,864 of these options may be exercised for three years after any termination of his employment (other than for cause). The remaining 713,242 options shall retain a 90 day post-termination exercise period.

Employment Agreement and Retention Arrangement with Jonathan Gillis

        Pursuant to the employment agreement entered into with OvaScience's Senior Vice President, Finance and Treasurer, Jonathan Gillis, C.P.A., Mr. Gillis' employment with OvaScience may be terminated at any time, with or without "cause" (as defined in his employment agreement and as set forth below) and without any prior notice, by either Mr. Gillis or OvaScience. In connection with Mr. Gillis' promotion to Vice President, Finance and the amendment of his employment agreement, Mr. Gillis was awarded certain retention bonuses, including (i) a $100,000 retention bonus to be paid out over six months beginning June 14, 2017, (ii) a $50,000 retention bonus to be paid in December 2018, and (iii) a $50,000 retention bonus to be paid in June 2019. If OvaScience terminates Mr. Gillis' employment without cause or Mr. Gillis terminates his employment for "good reason" (as defined in his employment and as set forth below), he is entitled to receive continuation of his then-current base salary for a period of up to six months, which will be payable in periodic installments over the same period, as well as payment in a lump sum of any amount of the retention bonuses described above that have not been paid on such date. Mr. Gillis' current salary is $270,000. In the event of a change of control event (as defined in the employment agreement and including the Merger) where Mr. Gillis' employment is terminated by OvaScience without cause or Mr. Gillis resigns for good reason within one year of the change of control event, the vesting of Mr. Gillis' stock options accelerate in full.

        On May 3, 2018, and as amended on August 8, 2018, the OvaScience Board of Directors approved a retention arrangement for Mr. Gillis, in the event of a termination of employment without cause or for good reason within one year of a change in control event, Mr. Gillis will also be entitled to his full bonus opportunity for the year (35% of his then-current base salary). In addition, Mr. Gillis will be entitled to receive a cash bonus in an amount equal to 0.25% of the OvaScience Deal Value, which will fully vest six months after the Closing and would be immediately payable in the event of a termination of Mr. Gillis' employment without cause or for good reason following the Merger.

        On May 10, 2018, Mr. Gillis received a new grant of 75,000 options to purchase OvaScience Common Stock, which shall vest in full upon the Closing. Mr. Gillis will have the right to exercise these options for a one-year period after any termination of his employment (other than for cause). In addition, pursuant to the retention arrangement, all outstanding option grants held by Mr. Gillis (206,145 options) will vest in full upon termination of his employment without cause or for good reason within one year following the Merger and will be exercisable for a one-year period after any termination of his employment (other than for cause).

Employment Agreement and Retention Arrangement with James Lillie

        Pursuant to the terms of the employment agreement entered into with OvaScience's Chief Scientific Officer, James Lillie, Ph.D., Dr. Lillie received an annual base salary of $360,000 and may be awarded an annual discretionary target bonus of up to forty percent (40%) of his annual salary. The bonus award, if any, is to be determined by the OvaScience Board of Directors or a committee thereof in its sole discretion, based on the achievement of performance objectives.

        Pursuant to his employment agreement, Dr. Lillie received an option to purchase 357,057 shares of OvaScience Common Stock at an exercise price of per share equal to the closing price on the date of grant. The stock option has a ten-year term, vests over four years, with 25% of the shares vesting on January 16, 2019 and 6.25% of the shares vesting each quarter thereafter. In the event of a "change of control" where Dr. Lillie's employment is terminated by OvaScience without "cause" or Dr. Lillie resigns for "good reason" (as such terms are defined in the employment agreement) within one year of the change of control, the vesting of the stock options will accelerate in full.

        Under the terms of the offer letter, Dr. Lillie's employment with OvaScience may be terminated at any time with or without cause and without any prior notice, by either Dr. Lillie or OvaScience. If OvaScience terminates Dr. Lillie's employment without cause or Dr. Lillie terminates his employment for good reason, he will be entitled to receive (a) continuation of his then-current base salary for a period of six months (the "Severance Period"), which will be payable in periodic installments over the same period and (b) continuation of COBRA health insurance premiums at OvaScience's then-normal rate of contribution during the Severance Period.

        On May 3, 2018, the OvaScience Board of Directors approved a retention arrangement for Dr. Lillie that provided that, in the event of in the event of a termination of employment without cause or for good reason within one year of a change in control event, Dr. Lillie will also be entitled to a payment of his full bonus opportunity for the year (40% of his then-current base salary) in the event of a termination of his employment without cause or for good reason following a change in control event.

        In addition, Dr. Lillie will be entitled to receive cash bonuses in an amount equal to an aggregate of 0.40% of the OvaScience Deal Value implied by a change in control event, which will fully vest six months after the closing of such transaction and shall be forfeited if no strategic transaction is entered into within eighteen months of the date hereof. The cash bonuses would be paid in full in the event of a termination of Dr. Lillie's employment without cause or for good reason following a change in control event.

        On May 10, 2018, Dr. Lillie also received a new grant of 125,000 options to purchase shares of OvaScience Common Stock, which shall vest in full upon the closing of a strategic transaction and shall be forfeited if no strategic transaction is entered into within eighteen months. Dr. Lillie will have the right to exercise these options for a one-year period after any termination of his employment (other than for cause). In addition, pursuant to his retention arrangement, all outstanding option grants held by Dr. Lillie (357,057 options) will be exercisable for a one-year period (increased from a 90 day period in the original grants) after any termination of such his employment (other than for cause) following a change in control event.

Employment Agreement and Severance Arrangement with Michelle Dipp

        In connection with her appointment to Executive Chair on January 5, 2016, OvaScience entered into a five year employment agreement, or the EC Agreement, with Michelle Dipp, Ph.D. Pursuant to the EC Agreement, Dr. Dipp received an annual base salary of $500,000 per year. In addition, Dr. Dipp had the potential to be awarded an annual target bonus of up to 60% of her then-current annual base salary, provided that the annual bonus could equal up to 90% of her then-current base salary if Dr. Dipp achieved over 100% of her performance objectives. The bonus award, if any, was to be determined by the OvaScience Board of Directors or a committee thereof and was based upon the achievement of specific corporate goals. The EC Agreement was set to expire on December 31, 2020, unless earlier terminated in accordance with its terms.

        Pursuant to the EC Agreement, Dr. Dipp's options to purchase common stock outstanding in January 2016 continued to vest pursuant to their existing vesting schedule while Dr. Dipp served as Executive Chair. The unvested portions of Dr. Dipp's time-based and performance-based restricted stock unit awards issued in December 2014 were terminated because these awards were awarded in lieu of cash compensation for Dr. Dipp for fiscal years 2015 and 2016. Dr. Dipp did not receive any new equity grant in connection with entering the EC Agreement. Dr. Dipp's previous employment agreement, which was entered into in December 2014, provided that a tax gross-up would be paid on Dr. Dipp's behalf if any amounts payable by OvaScience (or a successor) to her became subject to excise taxes under Sections 280G and 4999 of the Internal Revenue Code, the 280G tax gross-up provision. In connection with entering into the EC Agreement, Dr. Dipp agreed to eliminate this 280G tax gross-up provision. The EC Agreement also included a retention agreement that provided that Dr. Dipp was to be entitled to receive $37,500 on the last day of each quarter ending between March 31, 2016 and December 31, 2017 for so long as Dr. Dipp was employed by OvaScience at the end of the applicable quarter.

        The EC Agreement automatically terminated in September 2017 when Dr. Kroeger became OvaScience's Chief Executive Officer. From September 1, 2017 until April 30, 2018, Dr. Dipp served as an advisor to OvaScience pursuant to the terms of an advisory agreement dated June 21, 2017, or the Advisory Agreement, which took effect (for purposes of all terms other than the stock option grant described below, which was made on June 21, 2017 upon the execution of the Advisory Agreement) simultaneously with the termination of the EC Agreement. The Advisory Agreement was to expire by its terms on December 31, 2018.

        Pursuant to the terms of the Advisory Agreement, on June 21, 2017, Dr. Dipp received a stock option to purchase 175,000 shares of OvaScience Common Stock, at an exercise price equal to closing price of the common stock on the Nasdaq Global Market on the date of grant. The stock option had a ten-year term, vesting over two years, with 12.5% of the option shares vesting on September 21, 2017 and 12.5% of the option shares vesting at the end of each successive three-month period thereafter until June 21, 2019. Pursuant to the Advisory Agreement, Dr. Dipp (i) was paid $241,667 for the period from September 1, 2017 to December 31, 2017, which is equivalent to the payments Dr. Dipp would have received under the EC Agreement, and (ii) was to be paid a $250,000 retainer for 2018. Dr. Dipp was also eligible to receive the same discretionary cash bonus for 2017 that she was entitled to under the EC Agreement, which is an annual discretionary bonus award (based on her performance in 2017) of up to 60% of her 2017 annual base salary of $500,000 under the EC Agreement, provided that the annual bonus could equal up to 90% of $500,000 if Dr. Dipp achieved over 100% of her 2017 performance objectives. The bonus award, if any, was to be determined by the OvaScience Board of Directors or a committee thereof and would have been based upon the achievement of specific 2017 goals.

        Pursuant to the Advisory Agreement, Dr. Dipp's then outstanding options to purchase OvaScience Common Stock would continue to vest pursuant to their current vesting schedule while Dr. Dipp served as an advisor. Upon expiration or termination of the Advisory Agreement for any reason, or upon a "change of control event" (as described in the Advisory Agreement), the agreement provided that all of Dr. Dipp's unvested stock options outstanding on the date of termination would vest and be immediately exercisable, and Dr. Dipp would be able to exercise all of her stock options for two years following the date of such termination.

        On April 30, 2018, OvaScience and Dr. Dipp entered into a Termination Agreement with respect to the Advisory Agreement. The Termination Agreement provides that Dr. Dipp shall forego the discretionary cash bonus for fiscal 2017 in the amount of up to $300,000 to which she was entitled under her Advisory Agreement, as well as the $250,000 retainer she was entitled to receive for 2018, and that all of her unvested stock options shall become fully vested and remain exercisable until the expiration date of such options.

Employment Agreement and Severance Arrangement with Christophe Couturier

        Mr. Couturier joined OvaScience as its chief financial officer in August 2016 pursuant to the terms of an offer letter in which OvaScience agreed to employ Mr. Couturier on an at-will basis. Mr. Couturier's 2016 base salary was $400,000 pursuant to the terms of our employment agreement with him. Mr. Couturier's base salary was increased to $420,000 for 2017. Mr. Couturier was eligible to receive an annual bonus of up to 50% of his base salary, as determined by the OvaScience Board of Directors in its sole discretion based on the achievement of performance goals determined by OvaScience's Chief Executive Officer in consultation with the OvaScience Board of Directors.

        OvaScience entered into a separation agreement with Mr. Couturier dated June 21, 2017 that provided that Mr. Couturier would assist with the transition of his role through July 31, 2017 and receive severance of six months of his base salary, a pro rata bonus of $105,000, a $50,000 retention bonus due on June 30, 2017, the ability to exercise 25,000 vested options for up to 180 days past his termination of employment with OvaScience (the remainder of his equity was terminated), and the monthly premiums for COBRA coverage equal to the amount paid for similarly situated employees for a period of six months following the date of the termination of his employment.

Defined Terms in Employment and Retention Agreements

        As defined in Dr. Kroeger's employment agreement:

        "Cause" constitutes the following: (a) a good faith finding by OvaScience (i) of failure of (which failure is not cured within ten (10) days of receiving written notice thereof from OvaScience) or refusal by the employee to perform his duties and responsibilities to OvaScience, or (ii) that the employee has engaged in dishonesty, gross negligence or misconduct, which dishonesty, gross negligence or misconduct has caused harm or damage to the business, affairs or reputation of OvaScience; (b) the commission by the employee of, the conviction of the employee of, or the entry of a pleading of guilty or nolo contendere by the employee to any crime involving moral turpitude or any felony; or (c) a breach by the employee of any provision of the employee's offer letter or any invention and non-disclosure agreement or non-competition and non-solicitation agreement with OvaScience, which breach is not cured within ten (10) days written notice thereof. A determination to terminate the employee's employment for cause (a) must be made in the reasonable discretion of the OvaScience Board of Directors, and (b) may not be made unless the employee has been given, where feasible, possible, and practical under the circumstances, a reasonable opportunity to present his position to the OvaScience Board of Directors in person or in a teleconference.

        A "change of control" shall be deemed to exist upon the sale of all or substantially all of the outstanding shares of capital stock, assets or business of OvaScience, by merger, consolidation, sale of assets or otherwise (other than a transaction in which all or substantially all of the individuals and entities who were beneficial owners of the capital stock of OvaScience immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities (on an as-converted to common stock basis) entitled to vote generally in the election of directors of the (a) resulting, surviving or acquiring corporation in such transaction in the case of a merger, consolidation or sale of outstanding shares, or (b) acquiring corporation in the case of a sale of assets); provided that, in each of the foregoing cases, the change in control event also meets all of the requirements of a "change in the ownership of a corporation" within the meaning of Treasury Regulation §1.409A-3(i)(5)(v) or "a change in the ownership of a substantial portion of the corporation's assets" within in the meaning of Treasury Regulation §1.409A-3(i)(5)(vii).

        "Good reason" shall be deemed to exist upon: (a) the relocation of OvaScience's offices such that the employee's daily commute is increased by at least forty (40) miles each way without the consent of the employee; (b) material reduction of the employee's annual base salary without the prior consent of the employee (other than in connection with, and substantially proportionate to, reductions by OvaScience of the annual base salary of more than 50% of its employees); or (c) material diminution in employee's duties, authority or responsibilities without the prior consent of the employee, other than changes in duties, authority or responsibilities resulting from the employee's misconduct; provided, however, that (i) no such event or condition shall constitute good reason unless (x) the employee gives OvaScience a written notice of termination for good reason not more than ninety (90) days after the initial existence of the condition, (y) the grounds for termination if susceptible to correction are not corrected by OvaScience within thirty (30) days of its receipt of such notice and (z) the employee's termination of employment occurs within six months following OvaScience's receipt of such notice; and (ii) at all times good reason will be interpreted in a manner consistent with the definition of "good reason" within the meaning of Section 409A (as defined in the CEO Agreement).

        As defined in Mr. Gillis' employment agreement:

        "Cause" for termination shall be deemed to exist upon: (a) a good faith finding by OvaScience (i) of failure of or refusal by the employee to perform his duties and responsibilities to OvaScience, or (ii) that the employee has engaged in dishonesty, gross negligence or misconduct, which dishonesty, gross negligence or misconduct has caused harm or damage to the business, affairs or reputation of OvaScience; (b) the commission by the employee of, the conviction of the employee of, or the entry of a pleading of guilty or nolo contendere by the employee to any crime involving moral turpitude or any felony; or (c) a breach by the employee of any provision of any invention and non-disclosure agreement or non-competition and non-solicitation agreement with OvaScience, which breach is not cured within ten (10) days written notice thereof.

        A "Change in Control Event" shall be deemed to exist upon the sale of all or substantially all of the outstanding shares of capital stock, assets or business of OvaScience, by merger, consolidation, sale of assets or otherwise (other than a transaction in which all or substantially all of the individuals and entities who were beneficial owners of the capital stock of OvaScience immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities (on an as-converted to common stock basis) entitled to vote generally in the election of directors of the (i) resulting, surviving or acquiring corporation in such transaction in the case of a merger, consolidation or sale of outstanding shares, or (ii) acquiring corporation in the case of a sale of assets); provided that, in each of the foregoing cases, the change in control event also meets all of the requirements of a "change in the ownership of a corporation" within the meaning of Treasury Regulation §1.409A-3(i)(5)(v) or "a change in the ownership of a substantial portion of the corporation's assets" within in the meaning of Treasury Regulation §1.409A-3(i)(5)(vii).

        "Good Reason" shall be deemed to exist upon: (a) the relocation of OvaScience's offices such that the employee's daily commute is increased by at least forty (40) miles each way without the consent of the employee; (b) material reduction of the employee's annual base salary without the prior consent of the employee (other than in connection with, and substantially proportionate to, reductions by OvaScience of the annual base salary of more than 50% of its employees); or (c) material diminution in employee's duties, authority or responsibilities without the prior consent of the employee, other than changes in duties, authority or responsibilities resulting from the employee's misconduct; provided, however, that (i) no such event or condition shall constitute good reason unless (x) the employee gives OvaScience a written notice of termination for good reason not more than ninety (90) days after the initial existence of the condition, (y) the grounds for termination if susceptible to correction are not corrected by OvaScience within thirty (30) days of its receipt of such notice and (z) the employee's termination of employment occurs within six months following OvaScience's receipt of such notice; and (ii) at all times good reason will be interpreted in a manner consistent with the definition of "good reason" within the meaning of Section 409A (as defined in Mr. Gillis' employment agreement).

        As defined in Mr. Lillie's employment agreement:

        "Cause" for termination shall be deemed to exist upon: (a) a good faith finding by OvaScience (i) of failure of or refusal of the employee to perform his duties and responsibilities to by OvaScience, or (ii) that the employee has engaged in dishonesty, gross negligence or misconduct, which dishonesty, gross negligence or misconduct has caused harm or damage to the business, affairs or reputation of OvaScience; (b) the commission by the employee of, the conviction of the employee of, or the entry of a pleading of guilty or nolo contendere by the employee to any crime involving moral turpitude or any felony; or (c) a breach by the employee of any material provision of any invention and non-disclosure agreement or non-competition and non-solicitation agreement with OvaScience, which breach is not cured within ten (10) days' written notice thereof.

        A "Change in Control Event" shall be deemed to exist upon the sale of all or substantially all of the outstanding share of capital stock, assets or business of OvaScience, by merger, consolidation, sale of assets or otherwise (other than a transaction in which all or substantially all of the individuals and entities who were beneficial owners of the capital stock of OvaScience immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities (on an as-converted to Common Stock basis) entitled to vote generally in the election of directors of the (i) resulting, surviving or acquiring corporation in such transaction in the case of a merger, consolidation or sale of outstanding shares, or (ii) acquiring corporation in the case of a sale of assets); provided that, in each of the foregoing cases, the change in control event also meets all of the requirements of a "change in the ownership of a corporation" within the meaning of Treasury Regulation §1.409A-3(i)(5)(v) or "a change in the ownership of a substantial portion of the corporation's assets" within in the meaning of Treasury Regulation §1.409A-3(i)(5)(vii).

        "Good Reason" shall be deemed to exist upon: (a) the relocation of OvaScience's offices such that the employee's daily commute is increased by at least thirty (30) miles each way without the consent of the employee; (b) material reduction of the employee's annual base salary without the prior consent of the employee (other than in connection with, and substantially proportionate to, reductions by OvaScience of the annual base salary of more than 50% of its employees); or (c) material diminution in employee's duties, authority or responsibilities without the prior consent of the employee, other than changes in duties, authority or responsibilities resulting from the employee's misconduct; provided, however, that (i) no such event or condition shall constitute good reason unless (x) the employee gives OvaScience a written notice of termination for good reason not more than ninety (90) days after the initial existence of the condition, (y) the grounds for termination if susceptible to correction are not corrected by OvaScience within thirty (30) days of its receipt of such notice and (z) the employee's termination of employment occurs within six months following OvaScience's receipt of such notice.

Indemnification and Insurance

        For a discussion of the indemnification and insurance provisions related to the OvaScience directors and officers under the Merger Agreement, please see the section titled "The Merger—Interests of the Millendo Directors and Executive Officers in the Merger—Indemnification and Insurance."

Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Merger that may become payable to each of the OvaScience named executive officers, in accordance with securities and exchange commission rules and as determined as of the end of OvaScience's 2017 fiscal year. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section OvaScience uses this term to describe this Merger-related compensation payable to OvaScience's named executive officers, who are OvaScience's current Chief Executive Officer and Chief Financial Officer and its former Chief Executive Officer.

        The tables below summarize potential golden parachute compensation, if any, that each named executive officer could be entitled to receive from OvaScience if the Merger is completed. It is currently expected that neither Dr. Kroeger nor Mr. Gillis will continue to be employed by OvaScience following the Closing and, accordingly, both will be entitled to receive the severance and other benefits described above and below, which are contingent on a termination of employment. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Accordingly, the actual amounts, if any, to be received may differ in material respects from the amounts set forth below.

        For purposes of calculating such potential golden parachute compensation, OvaScience has assumed that the Merger will occur on October 1, 2018, including with respect to calculating the portion of equity awards subject to accelerated vesting, and has further assumed that the current executive officers will incur a termination of employment on such date that would entitle them to the benefits set forth in the tables below. The table titled "All Golden Parachute Compensation" includes both arrangements and amounts previously disclosed and subject to a stockholder advisory vote under section 14A(a)(1) of the Exchange Act, as well as new arrangements for and understandings related thereto. The table titled "New Golden Parachute Compensation" includes only new arrangements and understandings not previously subject to a stockholder advisory vote.

	All Golden Parachute Compensation(5)
	Cash(2)	Equity(3)	COBRA Benefits(4)	Total
Christopher Kroeger	$1,166,312	$—	$21,876	$1,188,188
Jonathan Gillis	$401,078	$—	$—	$401,078
Michelle Dipp(1)	$—	$—	$—	$—

(1)
Dr. Dipp is OvaScience's former Chief Executive Officer and is no longer an employee, director or consultant of OvaScience. See the section titled "The Merger—Merger-Related Compensation of Executive Officers—Employment Agreement and Severance Arrangement with Michelle Dipp."

(2)
The amounts in this column represent the total cash severance to be paid to each executive officer upon a termination of employment without "cause" or a termination for "good reason" (as defined above with respect to each named executive officer and discussed herein), as well as the cash bonus equal to the specified percentage of the OvaScience Deal Value. Dr. Kroeger would receive 12 months base salary continuation ($550,000) and his full target annual bonus ($330,000). Mr. Gillis would receive 6 months base salary continuation ($135,000) and his full target annual bonus ($94,500) as well as his unpaid retention bonuses ($100,000). Mr. Kroeger and Mr. Gillis will receive 1% ($286,312) and 0.25% ($71,578) of the OvaScience Deal Value, respectively. The OvaScience Deal Value is calculated based on an assumed OvaScience Common Stock price on the closing date of the Merger of $0.80 (the average closing market price per share of OvaScience Common Stock over the first five business days following the public announcement of the Merger), and therefore the payment such executive officer will receive could vary significantly based on the actual price of OvaScience Common Stock on the closing date of the Merger.

(3)
All outstanding unvested stock options held by Dr. Kroeger and Mr. Gillis will accelerate and vest in full upon the Closing. However, all options held by Dr. Kroeger and Mr. Gillis have exercise prices above $0.80 (the average closing market price per share of OvaScience's common stock over the first five business days following the public announcement of the Merger), and therefore, based on the difference between $0.80 and the option exercise price, no vesting of in-the-money option awards will be accelerated as a result of the Merger. The options held by Dr. Kroeger contain provisions allowing for the exercise of 1,069,864 options for a period of three years following any termination of his employment (other than for cause) at any time following the Merger. The options held by Mr. Gillis contain provisions allowing for the exercise of all 206,145 of his options for a period of one year following any termination of his employment (other than for cause) within one year of the Merger. Therefore, the payment Dr. Kroeger or Mr. Gillis would receive as a result of the exercise of options which vest as a result of the Merger could vary significantly based on the price of OvaScience Common Stock on the date of exercise. Dr. Dipps' options are all currently fully vested, have exercise prices above $0.80 and are exercisable until the expiration date of such options

(4)
The amounts in this column represents COBRA premiums Dr. Kroeger and Mr. Gillis are currently entitled to receive (up to 12 months of COBRA payments for Mr. Kroeger and up to six months of COBRA payments for Mr. Gillis). Mr. Gillis is not expected to elect to receive any COBRA benefit.

(5)
The named executive officers are not entitled to receive pension or non-qualified deferred compensation benefits or enhancements or any tax reimbursements in connection with the Merger.

	New Golden Parachute Compensation
	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Christopher Kroeger	$616,312	$—	$—	$616,312
Jonathan Gillis	$266,078	$—	$—	$266,078

(1)
Amounts in this column reflect the full bonus opportunity to which Dr. Kroeger and Mr. Gillis would be entitled, pursuant to their retention agreements, upon a termination of employment without "cause" or a termination for "good reason" (as defined above with respect to each named executive officer and discussed herein): Dr. Kroeger would receive 60% of his base salary ($330,000), and Mr. Gillis would receive 35% of his base salary ($94,500). This column also reflects additional cash bonuses to which the named executive officers would be entitled: 1% of the OvaScience Deal Value (as defined below), in the case of Dr. Kroeger ($286,312), and 0.25% of the OvaScience Deal Value, in the case of Mr. Gillis ($71,578), which bonuses are payable on the earlier of six months after the Closing or upon termination of the executive officers' employment without cause or for good reason. The OvaScience Deal Value is calculated based on an assumed OvaScience Common Stock price on the closing date of the Merger of $0.80 (the average closing market price per share of OvaScience Common Stock over the first five business days following the public announcement of the Merger), and therefore the payment such executive officer will receive could vary significantly based on the actual price of OvaScience Common Stock on the closing date of the Merger. The cash payment amount for Mr. Gillis also includes $100,000 of retention bonuses, which are payable upon a termination of employment without "cause" or termination for "good reason."

(2)
On May 10, 2018, and pursuant to their retention arrangements, Dr. Kroeger received an option to purchase 715,000 shares of OvaScience Common Stock and Mr. Gillis received an option to purchase 75,000 shares of OvaScience Common Stock at an exercise price equal to the closing price on the grant date which options will vest in full upon the Closing. In addition, the terms of the executive officers' existing option grants were amended pursuant to the retention arrangements. In the case of Dr. Kroeger, 1,069,864 of these outstanding options may be exercised for three years after his termination (other than for cause). In the case of Mr. Gillis, all outstanding option grants (206,145 options) will be exercisable for a one-year period after any termination of employment (other than for cause) following the Merger. All outstanding options will vest in full upon the Closing. None of the options held by an executive officer are in-the-money (based on the difference between the option exercise price and $0.80 (the average closing market price per share of OvaScience's common stock over the first five business days following the public announcement of the Merger). However, the payment such named executive officer would receive as a result of the exercise of options which vest as a result of the Merger could vary significantly based on the price of OvaScience Common Stock on the date of exercise.

Interests of the Millendo Directors and Executive Officers in the Merger

        In considering the recommendation of the Millendo Board of Directors with respect to approving the Merger, Millendo Stockholders should be aware that certain members of the Millendo Board of Directors and executive officers of Millendo have interests in the Merger that may be different from, or in addition to, interests they have as Millendo Stockholders. All of Millendo's executive officers and its employee directors have options, subject to vesting, to purchase shares of Millendo Capital Stock that will be converted into and become options to purchase shares of OvaScience Common Stock. Certain of Millendo's directors and executive officers are expected to become directors and executive officers of the combined organization upon the Closing and all of Millendo's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

Ownership Interests

        Certain of Millendo's directors and executive officers currently hold shares of Millendo Capital Stock. The table below sets forth the anticipated ownership of Millendo Capital Stock by Millendo's directors and executive officers immediately prior to the Closing based on their ownership of Millendo's Capital Stock as of September 1, 2018.

Directors and Executive Officers	Number of Shares of Millendo Capital Stock Held Immediately Prior to the Closing
Julia C. Owens, Ph.D.	1,000,000
Pharis Mohideen, M.D.	100,000
Carol G. Gallagher, Pharm.D.	180,207	(1)
Thierry Abribat D.V.M., Ph.D.	4,087,350	(2)
Habib J. Dable	—
Mary Lynne Hedley, Ph.D.	—
James M. Hindman	—
Carole L. Nuechterlein, J.D.	—
James N. Topper, M.D., Ph.D.	—
Randall W. Whitcomb, M.D.	199,714

(1)
Consists of (i) 69,320 shares held by the Gallagher Revocable Trust and (ii) 110,887 shares held by Dr. Gallagher.

(2)
Includes shares held by TAB Consulting, an entity affiliated with Dr. Abribat.

        Certain Millendo Stockholders affiliated with Millendo's directors also currently hold shares of Millendo Capital Stock. The table below sets forth the anticipated ownership of Millendo Capital Stock by affiliates of Millendo's directors immediately prior to the Closing based on their ownership of Millendo Capital Stock as of September 1, 2018.

Stockholder Name	Number of Shares of Millendo Capital Stock Held Immediately Prior to the Closing
Entities affiliated with New Enterprise Associates 15, L.P.	16,691,593	(1)
Roche Finance, Ltd.	6,008,974
Frazier Healthcare VI, L.P.	13,458,540

(1)
Consists of (i) 5,007 shares held by NEA Ventures 2015, L.P. ("NEA Ventures") and (ii) 16,686,586 shares held by New Enterprise Associates 15, L.P. ("NEA 15"). The shares directly held by NEA 15 are indirectly held by each of (a) NEA Partners 15, L.P. ("NEA Partners 15"), the sole general partner of NEA 15, (b) NEA 15 GP, LLC ("NEA 15 LLC"), the sole general partner of NEA Partners 15 and (c) each of the individual managers of NEA 15 LLC. The individual managers of NEA 15 LLC are Peter J. Barris, Forest Baskett, Anthony A Florence, Jr., David M. Mott, Scott D. Sandell, Peter Sonsini, Ravi Viswanathan, Jon Sakoda and Joshua Makower.

Treatment of Millendo Options

        Under the Merger Agreement, at the Effective Time, each Millendo Option outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock.

        The following table presents certain information concerning the outstanding Millendo Options held by Millendo's directors and current executive officers, as of September 1, 2018:

Optionholder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Millendo Common Stock Underlying Option as of September 1, 2018	Number of Shares of Millendo Common Stock Underlying Option Vested as of September 1, 2018
Jeffery M. Brinza	1/28/2016	1/27/2026	0.33	666,800	500,100
Jeffery M. Brinza	8/24/2018	8/23/2028	1.22	600,000	—
Mary Lynne Hedley	8/24/2018	8/23/2018	1.22	250,000	93,750
James M. Hindman	8/10/2016	8/9/2026	0.49	235,341	127,476
James M. Hindman	8/24/2018	8/23/2028	1.22	50,000	—
Pharis Mohideen	12/5/2014	12/4/2024	0.20	258,845	236,417
Pharis Mohideen	1/28/2016	1/27/2026	0.33	503,847	314,904
Pharis Mohideen	8/24/2018	8/23/2028	1.22	550,000	—
Julia C. Owens	8/30/2012	8/29/2022	0.08	808,867	808,867
Julia C. Owens	1/28/2016	1/27/2026	0.33	2,037,648	1,273,530
Julia C. Owens	8/24/2018	8/23/2028	1.22	2,350,000	—
Randall W. Whitcomb	1/28/2016	1/27/2026	0.33	288,152	180,095
Randall W. Whitcomb	8/24/2018	8/23/2028	1.22	50,000	—

        The foregoing discussion of the interests of the Millendo Directors and Officers in the Merger does not reflect the effect of the Reverse Stock Split and is not adjusted to reflect the effect of the Exchange Ratio.

Management Following the Merger

        As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned "Management Following the Merger," certain of Millendo's directors and executive officers are expected to become the directors and executive officers of OvaScience upon the Closing.

Indemnification and Insurance

        Under the Merger Agreement and subject to applicable law, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of OvaScience and the corporation surviving the Merger between Millendo and Merger Sub (the "Surviving Corporation") shall indemnify and hold harmless each person who is now, or has been at any time prior to the date thereof, or who becomes prior to the Effective Time, a director or officer of OvaScience or Millendo, respectively, against all Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of OvaScience or Millendo, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations, provided that such officer or director acted in good faith and in a manner such party reasonable believed to be in or not opposed to the best interest of OvaScience or the Surviving Corporation, as applicable, and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe such conducted was unlawful; provided, further, that, if applicable law so provides, no indemnification against such Costs shall be made in respect of any claim, issue or matter in such proceeding as to which the director or officer shall have been adjudged to be liable to OvaScience or the Surviving Corporation unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made. Subject to applicable law, each such director and officer will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of OvaScience and the Surviving Corporation, jointly and severally, upon receipt by OvaScience or the Surviving Corporation from such director or officer of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to OvaScience or the Surviving Corporation, as applicable, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Such statement or statements shall reasonably evidence the expenses incurred by the directors and officers.

        Further, pursuant to the Merger Agreement, the provisions of the OvaScience restated certificate of incorporation and the OvaScience by-laws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of OvaScience shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of OvaScience, unless such modification is required by applicable law.

        From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Millendo to each person who is or has served as a director or officer of Millendo as of immediately prior to the Closing pursuant to any indemnification provisions under the Millendo certificate of incorporation or Millendo bylaws and pursuant to any indemnification agreements between Millendo and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) OvaScience shall fulfill and honor in all respects the obligations of OvaScience to each person who is or has served as a director or officer of OvaScience as of immediately prior to the Closing pursuant to any indemnification provisions under the

OvaScience Charter or OvaScience Bylaws and pursuant to any indemnification agreements between OvaScience and such directors and officers that were in effect prior to the date of the Merger Agreement, with respect to claims arising out of matters occurring at or prior to the Effective Time.

        The Merger Agreement also provides that OvaScience shall maintain directors' and officers' liability insurance policies commencing at the closing time of the Merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to OvaScience. In addition, OvaScience shall purchase, prior to the Effective Time, a six-year prepaid "D&O tail policy" for the non-cancellable extension of the directors' and officers' liability coverage of OvaScience's existing directors' and officers' insurance policies and OvaScience's existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time.

        From and after the Effective Time, OvaScience shall pay all expenses, including reasonable attorneys' fees, that are incurred by indemnified persons in connection with their successful enforcement of the rights provided to such persons in the Merger Agreement. The director and officer indemnification provisions of the Merger Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of OvaScience and Millendo by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of such indemnified persons, their heirs and their representatives.

        In the event OvaScience or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of OvaScience or the Surviving Corporation, as the case may be, shall succeed to the indemnification obligations set forth in the Merger Agreement. OvaScience shall cause the Surviving Corporation to perform all of the director and officer indemnification obligations of the Surviving Corporation under the Merger Agreement.

Limitations of Liability and Indemnification

        In addition to the indemnification required in the restated certificate of incorporation of OvaScience, OvaScience has indemnification agreements with its directors. These agreements provide for the indemnification of the directors of OvaScience for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of OvaScience. OvaScience believes that these certificate of incorporation provisions and indemnification agreements are necessary to attract and retain qualified persons as directors.

Form of the Merger

        The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Millendo and Millendo will continue as the Surviving Corporation and will be a wholly owned subsidiary of OvaScience.

        After completion of the Merger, assuming Proposal No. 3 is approved by OvaScience Stockholders at the Special Meeting, OvaScience will be renamed "Millendo Therapeutics, Inc." and expects to trade on The Nasdaq Capital Market under the symbol "MLND."

Merger Consideration and Adjustment

        At the Effective Time:

  •
  each share of Millendo Common Stock outstanding immediately prior to the Effective Time (excluding any shares of Millendo Common Stock held as treasury stock and any dissenting shares but including any Shares of Millendo Common Stock issued in the Pre-Closing Financing) will automatically be converted solely into the right to receive a number of shares of OvaScience Common Stock equal to the Exchange Ratio;

  •
  each option to purchase shares of Millendo Common Stock (a "Millendo Option") that is outstanding and unexercised immediately prior to the Effective Time granted under the Millendo Plan, or otherwise, whether or not vested, will be, along with the Millendo Plan, assumed by OvaScience and will become an option to purchase solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Option assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Option assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Option shall otherwise remain unchanged; and

  •
  each Millendo Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become a warrant to purchase (and OvaScience shall assume each such Millendo Warrant in accordance with its terms) solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Warrant assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Warrant, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Warrant assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Warrant shall otherwise remain unchanged.

        As of the date of the execution of the Merger Agreement, it was determined that immediately after the consummation of the Merger, based solely on the sample Exchange Ratio of 0.1173 set forth below, Millendo Securityholders would own approximately 82% of the Fully Diluted Closing OvaScience Common Stock (as defined below), and OvaScience Securityholders would own approximately 18% of the Fully Diluted Closing OvaScience Common Stock (as defined below), subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement. The initial estimate of the Exchange Ratio set forth below assumed (i) that OvaScience would have between $40 million and $42 million in net cash immediately prior to Closing, (ii) a Pre-Closing Financing amount of $30.0 million, (iii) OvaScience outstanding shares and options as of the Closing would be equal to 3,721,460 (on a post reverse stock split basis), (iv) Millendo shares as of the Closing would be equal to 148,171,273 (on a fully-diluted, as-converted basis) and (v) a reverse stock split of every 10 shares of outstanding OvaScience Common Stock being combined and reclassified into one share of OvaScience Common Stock).

        The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined organization to existing Millendo Securityholders. Based on the assumptions described above, the Exchange Ratio would have been approximately 0.1173 post-reverse split shares of OvaScience Common Stock for each share of Millendo Common Stock. The Exchange Ratio is subject to change based on the amount of OvaScience net cash, changes in the capitalization of OvaScience or Millendo prior to the Closing and the amount raised by Millendo in the Pre-Closing Financing (and as a result, OvaScience Securityholders and Millendo Securityholders could own more or less of the combined organization). Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock. OvaScience currently estimates, assuming for this purpose a closing date of November 30, 2018, that (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be approximately $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares.

        The Exchange Ratio formula is the quotient obtained by dividing the number of Millendo merger shares (defined below) by the Millendo outstanding shares (defined below), where (in each case subject to the terms of the Merger Agreement):

  •
  Millendo merger shares is the product determined by multiplying (i) the post-closing OvaScience shares by (ii) the Millendo allocation percentage;

  •
  Millendo outstanding shares is the total number of shares of Millendo Capital Stock outstanding immediately prior to the Effective Time on a fully-diluted and an as-converted to Millendo Common Stock basis, assuming, without limitation or duplication, (i) the exercise of all outstanding Millendo Options and Millendo Warrants outstanding immediately prior to the Effective Time, (ii) the consummation of the Millendo Pre-Closing Financing and the issuance of all Millendo Capital Stock in connection therewith, (iii) the issuance of shares of Millendo Common Stock in respect of all other options, warrants, securities or rights directly or indirectly to receive such shares (or any shares of Millendo capital stock and the subsequent conversion of such shares into Millendo Capital Stock) that will be outstanding immediately after the Effective Time and (iv) all shares of Millendo's Common Stock available for issuance under its stock option plans;

  •
  post-closing OvaScience shares is the quotient determined by dividing (i) the OvaScience outstanding shares by (ii) the OvaScience allocation percentage;

  •
  OvaScience outstanding shares is (i) the total number of shares of OvaScience Common Stock outstanding immediately prior to the Effective Time, plus (ii) the number of OvaScience Options calculated in accordance with Exhibit H to the Merger Agreement which as of the date of the Merger Agreement was equal to 1,353,603 OvaScience Options, plus, without duplication of the aforementioned clause (ii), (iii) any OvaScience Options issued after June 27, 2018, plus (iv) other than pursuant to the exercise of OvaScience Options, the issuance of shares of OvaScience Common Stock in respect of all warrants or rights to receive such shares that will be outstanding immediately after the Effective Time, plus (v) any shares of OvaScience Common Stock or securities directly or indirectly exercisable or convertible therefor the issuance of which is subject to an outstanding obligation of OvaScience or any of its subsidiaries.

  •
  Millendo allocation percentage is the quotient determined by dividing (i) the Millendo valuation by (ii) the aggregate valuation;

  •
  OvaScience allocation percentage is the quotient determined by dividing (i) the OvaScience valuation by (ii) the aggregate valuation;

  •
  Millendo valuation is the sum of (i) $155 million and (ii) the aggregate proceeds received by Millendo in the Pre-Closing Financing prior to the Effective Time;

  •
  Aggregate valuation is the sum of (i) the Millendo valuation and (ii) the OvaScience valuation; and

  •
  OvaScience valuation is $47.5 million, provided that OvaScience's net cash (as defined in the Merger Agreement) is between $40 million and $42 million; however, if OvaScience's net cash is in excess of $42 million, then the OvaScience valuation shall be increased dollar-for-dollar by the amount equal to the OvaScience net cash minus $41 million; and if OvaScience's net cash is less than $40 million, then the OvaScience valuation shall be decreased dollar for dollar by an amount equal to $41 million minus OvaScience's net cash. OvaScience currently estimates that it will have approximately $37.6 million in net cash immediately prior to the consummation of the Merger, assuming for this purpose a closing date of November 30, 2018.

Examples

        For illustrative purposes only, the examples presented below calculate the Exchange Ratio under various OvaScience net cash scenarios. These examples have assumed: (i) the Effective Time occurs on November 30, 2018, (ii) a 1-for-10 reverse stock split, (iii) a Pre-Closing Financing amount of approximately $29.5 million, (iv) OvaScience outstanding shares and options at the Effective Time is equal to 3,727,669 (on a post-reverse stock split basis), and (v) Millendo shares at the Effective Time is equal to 152,629,595 (on a fully-diluted, as-converted basis). For the purposes of this illustration, it is assumed that no OvaScience Options will be net exercised for shares of OvaScience Common Stock. The table below does not include the effectiveness of the Post-Closing Financing and excludes the available OvaScience option pools and certain out-of-the-money OvaScience stock options.

Net Cash	Exchange Ratio	Post-Merger Ownership by OvaScience Securityholders	Post-Merger Ownership of Millendo Securityholders
$35 million	0.1141	17.6%	81.1%
$36.5 million	0.1099	18.2%	80.6%
$37.6 million	0.1070	18.6%	80.2%
$39 million	0.1036	19.1%	79.7%
$41 million	0.0990	19.8%	79.0%
$43 million	0.0949	20.5%	78.3%
$45 million	0.0910	21.2%	77.6%

        The Merger Agreement does not include a stock price-based termination right, and there will be no adjustment to the total number of shares of OvaScience Common Stock that Millendo Stockholders will be entitled to receive for changes in the market price of OvaScience Common Stock. Accordingly, the market value of the shares of OvaScience Common Stock issued pursuant to the Merger will depend on the market value of the shares of OvaScience Common Stock at Closing, and could vary significantly from the market value of OvaScience Common Stock on the date of this proxy statement/prospectus/information statement.

        No fractional shares of OvaScience Common Stock will be issuable pursuant to the Merger to Millendo Stockholders. Instead, each Millendo stockholder who would otherwise be entitled to receive a fraction of a share of OvaScience Common Stock (after aggregating all fractional shares of OvaScience Common Stock issuable to such holder), will be entitled to receive a cash payment rounded to the nearest cent in an amount determined by multiplying the closing price per share of OvaScience Common Stock on The Nasdaq Capital Market on the closing date of the Merger by the fraction of a share of OvaScience Common Stock to which such holder would otherwise be entitled.

Determination of OvaScience's Net Cash

        The Merger Agreement includes a condition to Millendo's obligation to close the Merger that requires OvaScience to have a minimum of $35.0 million in net cash immediately prior to the Closing (as calculated pursuant to the terms of the Merger Agreement). The Closing could be delayed if Millendo and OvaScience are not able to agree upon the amount of OvaScience's net cash as of OvaScience's cash determination date.

        Pursuant to the terms of the Merger Agreement, OvaScience's "net cash" means, as of the cash determination time, the sum of (without duplication) the following:

  •
  OvaScience's unrestricted cash and cash equivalents, marketable securities, accounts receivable, interest and other receivables, deposits and prepaid expenses, determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and OvaScience's audited financial statements and unaudited interim balance sheet, including any proceeds received from the sale, license or disposition of any legacy OvaScience assets (net of any amounts that would be required to satisfy any liabilities (including taxes) or other obligations attributable to such sale, license or disposition) to the extent not distributed to the OvaScience Stockholders immediately prior to the Merger (it being understood that any outstanding letters of credit shall not constitute unrestricted cash and cash equivalents, marketable securities, accounts receivable, interest and other receivables, deposits or prepaid expenses);

  •
  expenses paid, or liabilities incurred, prior to Closing, that are approved and guaranteed in writing (without conditions) to be paid to OvaScience pursuant to any directors' and officers' insurance policy; and

  •
  an amount up to $100,000 associated with reasonable and documented expenses related to OvaScience's acceleration of the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 minus the sum of (without duplication) the following:

  •
  OvaScience's accounts payable and accrued expenses (other than accrued expenses which are OvaScience's transaction expenses), OvaScience's and its subsidiaries' other liabilities (short term and long term), in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and OvaScience's audited financial statements and unaudited interim balance sheet;

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  without regard to treatment in OvaScience's financial statements, any amounts (net of any amounts that are approved and guaranteed in writing (without conditions) to be paid to OvaScience pursuant to any directors' and officers' insurance policy) that are owed to or reasonably claimed by current or former employees, officers, directors, consultants, service providers or other persons pursuant to any indemnification, contribution, reimbursement obligations or similar commitments (whether under an indemnification agreement or otherwise);

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  to the extent unpaid, the sum of (i) the cash cost of any change of control, bonus, severance (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention (including all payments to be paid to certain OvaScience employees pursuant to Retention Agreements between such employee and OvaScience) or similar payments (whether "single trigger" or "double trigger") whether or not matured or paid or payable as of the time of the Closing by OvaScience or its affiliates regardless of whether they are or become due in connection with the consummation of the transactions proposed under the Merger Agreement or the termination of any such persons and that are unpaid as of the Closing; and (ii) any costs, fees and expenses incurred by OvaScience (including any bonus, severance (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), change of control or similar obligations, tail policies and similar items), or for which OvaScience is liable, in connection with the negotiation, preparation and execution of the Merger Agreement or any agreements, documents, certificates, opinions or other items contemplated thereby and the consummation of the transactions proposed under the Merger Agreement and that are unpaid as of the Closing, including brokerage fees and commissions, finders' fees or financial advisory fees, or any fees and expenses of counsel, exchange agent, proxy solicitor, transfer agent, consultants, representatives or accountants payable by OvaScience.

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  $100,000 to account for any cost or expenses incurred or that may be incurred relating to certain deal related stockholder litigation, and half of any such costs or expenses paid or that may be incurred prior to the closing of the Merger in excess of $200,000;

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  any notice, termination or consent payments, fines or other payments to be made by OvaScience in order to terminate any existing contract to which OvaScience is a party;

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  unpaid indebtedness;

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  any liabilities and other obligations of OvaScience whenever arising pursuant to that certain Lease Agreement, dated May 22, 2015 by and between Nine Fourth Avenue LLC and OvaScience, as amended from time to time, in each case including any liabilities or obligations that relate to the assignment or early termination of such leases and obligations that survive such termination as offset by either 0%, 50% or 100% of the amounts assumed by a sublessee (or assignee of such lease, depending on whether the sublessee or assignee is adequately funded and agreed to by Millendo); and

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  all accrued and unpaid taxes of OvaScience and its subsidiaries (estimated with respect to current tax liabilities), all tax liabilities attributable to any OvaScience transaction expenses, and all tax liabilities attributable to the dissolution of OvaScience's subsidiaries, and an estimate, reasonably prepared by OvaScience (such preparation to be in a manner reasonably approved by Millendo), of all tax liabilities that would become due and payable if any of OvaScience's subsidiaries (other than certain agreed upon subsidiaries) that will not be liquidated as of the Closing were to liquidate immediately before the Closing.

        OvaScience's net cash balance is subject to numerous factors, many of which are outside of OvaScience's control. Additionally, if OvaScience's net cash at the closing date is less than $35.0 million, based on the manner of calculating net cash pursuant to the Merger Agreement, OvaScience would be unable to satisfy a closing condition for the Merger, and Millendo could elect to terminate the Merger Agreement or waive the condition. The actual amount of net cash will depend significantly on the timing of the Closing. Furthermore, the Exchange Ratio at the Closing will be subject to change to the extent that OvaScience's net cash immediately prior to the Closing is less than $40 million or greater than $42 million (and as a result, OvaScience Stockholders and Millendo Stockholders could own more or less of the combined organization), as described under "The Merger Agreement—Merger Consideration." OvaScience currently estimates that it will have approximately $37.6 million in net cash immediately prior to the consummation of the Merger, assuming for this purpose a closing date of November 30, 2018.

Procedures for Exchanging Millendo Stock Certificates

        Promptly after the Effective Time, but no later than three calendar days therefrom, the parties will cause the Exchange Agent (as defined in the Merger Agreement) to mail to each holder of record of Millendo capital stock that was converted into the right to receive merger consideration a letter of transmittal in a form reasonably acceptable to OvaScience and Millendo and instructions for use in effecting the surrender of the record holder's stock certificates in exchange for the shares of OvaScience Common Stock. Upon proper surrender of Millendo stock certificates together with a properly completed and duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent in accordance with the Exchange Agent's instructions, the holder of such Millendo stock certificates will be entitled to receive a stock certificate representing the number of whole shares of OvaScience Common Stock issuable to such holder pursuant to the Merger and cash in lieu of any fractional share of OvaScience Common Stock issuable to such holder. The surrendered certificates representing Millendo Common Stock will be cancelled.

        From and after the Effective Time, each certificate representing shares of Millendo Common Stock that has not been surrendered will represent only the right to receive shares of OvaScience Common Stock issuable pursuant to the Merger and cash in lieu of any fractional share of OvaScience Common Stock to which the holder of any such certificate is entitled. If a Millendo stock certificate is held in electronic form, then surrender of such certificate will be effected upon delivery to OvaScience of a confirmation of cancellation of such certificate from Millendo's transfer agent.

        Any holder or former holder of Millendo Common Stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

        HOLDERS OF MILLENDO COMMON STOCK SHOULD NOT SEND IN THEIR MILLENDO STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM OVASCIENCE WITH INSTRUCTIONS FOR THE SURRENDER OF MILLENDO STOCK CERTIFICATES.

Effective Time of the Merger

        The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days unless any conditions remain unsatisfied or unwaived) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Millendo Stockholders and the approval by the OvaScience Stockholders of the issuance of OvaScience Common Stock, the amendment to the certificate of incorporation of OvaScience effecting the Reverse Stock Split and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by OvaScience and Millendo and specified in the certificate of merger. Neither OvaScience nor Millendo can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

        In the United States, OvaScience must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of OvaScience Common Stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

        OvaScience and Millendo intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. OvaScience and Millendo each will use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of OvaScience or Millendo to, take any action or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning Section 368(a) of the Code.

Material U.S. Federal Income Tax Consequences of the Merger

        The following is a discussion of material U.S. federal income tax consequences of the Merger that are applicable to U.S. holders (as defined below) who exchange shares of Millendo Capital Stock for shares of OvaScience Common Stock in the Merger, assuming that the Merger is consummated in the manner described in the Merger Agreement and in this proxy statement/prospectus/information statement. This summary is based upon current provisions of the Code, existing Treasury regulations and current administrative rulings and court decisions, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any change, which may be retroactive, could alter the tax consequences to Millendo Stockholders as described in this summary.

        This discussion does not address all U.S. federal income tax consequences relevant to a Millendo Stockholder. In addition, it does not address consequences relevant to Millendo Stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to Millendo Stockholders that are: persons who do not hold their Millendo Capital Stock as a "capital asset" within the meaning of Section 1221 of the Code; dealers in securities; banks; insurance companies; other financial institutions; mutual funds; real estate investment trusts; regulated investment companies; tax-exempt organizations; pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein); persons who are not U.S. holders (as defined below); stockholders who are subject to the alternative minimum tax provisions of the Code; persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; persons who hold shares of Millendo Capital Stock that may constitute "qualified small business stock" under Section 1202 of the Code or as "Section 1244 stock" for purposes of Section 1244 of the Code; persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and certain expatriates or former citizens or long-term residents of the United States. Millendo Stockholders subject to particular U.S. or non-U.S. tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Merger.

        If an entity that is treated as a partnership for U.S. federal income tax purposes holds Millendo Capital Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Millendo Capital Stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Merger.

        In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Millendo Capital Stock are acquired or disposed of other than in exchange for shares of OvaScience Common Stock in the Merger; (b) the tax consequences to holders of options or warrants issued by Millendo which are assumed in connection with the Merger; (c) the tax consequences of the ownership of shares of OvaScience Common Stock following the Merger; (d) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the Merger; or (f) the Medicare contribution tax on net investment income. No ruling from the Internal Revenue Service (the "IRS"), has been or will be requested in connection with the Merger, and no opinion of counsel is required in connection with the Merger, and Millendo Stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

Definition of "U.S. Holder"

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of Millendo Capital Stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Treatment of U.S. Holders in the Merger

        If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, Millendo Stockholders generally will not recognize gain or loss upon the exchange of their Millendo Capital Stock for OvaScience Common Stock, except to the extent of cash received in lieu of a fractional share of OvaScience Common Stock as described below. Millendo Stockholders generally will obtain a basis in the OvaScience Common Stock they receive in the Merger equal to their basis in the Millendo Capital Stock exchanged therefor, reduced by the amount of basis allocable to any fractional share of OvaScience Common Stock. The holding period of the shares of OvaScience Common Stock received by a Millendo Stockholder in the Merger will include the holding period of the shares of Millendo Capital Stock surrendered in exchange therefor. A U.S. holder who receives cash in lieu of a fractional share of OvaScience Common Stock will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder's tax basis allocable to such fractional share. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder's holding period in the Millendo Capital Stock surrendered in the Merger is greater than one year as of the date of the Closing. Under current law, the deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Millendo Capital Stock acquired by Millendo Stockholders at different times for different prices, such Millendo Stockholders must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.

        If the Merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder generally will be treated as exchanging its Millendo Capital Stock in a fully taxable transaction in exchange for OvaScience Common Stock and any cash received in lieu of a fractional share. Millendo Stockholders will generally recognize capital gain or loss in such exchange equal to the amount that such Millendo Stockholder's adjusted tax basis in the Millendo Capital Stock surrendered is less or more than the fair market value of the OvaScience Common Stock and any cash in lieu of a fractional share received in exchange therefor. Any recognized capital gain or capital loss will be long-term capital gain or capital loss, if the U.S. holder has held the shares of Millendo Capital Stock for more than one year. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Millendo Capital Stock and OvaScience Common Stock, Millendo Stockholders who acquired their Millendo Capital Stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.

        Holders of Millendo Capital Stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Reporting Requirements

        If the Merger is a reorganization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of OvaScience Common Stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Millendo are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder's tax basis in such holder's Millendo Capital Stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Millendo and OvaScience. U.S. holders are urged to consult with their tax advisors to comply with these rules.

Information Reporting and Backup Withholding

        A U.S. holder of Millendo Capital Stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of Millendo Capital Stock, if any, provided the required information is timely furnished to the IRS. Millendo Stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

        The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Millendo Stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

Nasdaq Capital Market Listing

        As of October 31, 2018, the OvaScience Common Stock is listed on The Nasdaq Capital Market under the symbol "OVAS." OvaScience has agreed to use commercially reasonable efforts to maintain its existing listing on The Nasdaq Stock Market, and to obtain approval for listing on The Nasdaq Capital Market of the shares of OvaScience Common Stock that Millendo Stockholders will be entitled to receive pursuant to the Merger. In addition, under the Merger Agreement, each party's obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that the existing shares of OvaScience Common Stock must have been continually listed on The Nasdaq Stock Market, and OvaScience must have caused the shares of OvaScience Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Capital Market as of the Closing.

        OvaScience has filed an initial listing application with The Nasdaq Capital Market pursuant to Nasdaq's rules for companies conducting a business combination that results in a change of control. If such application is accepted, OvaScience anticipates that its common stock will be listed on The Nasdaq Capital Market following the Closing under the trading symbol "MLND".

Anticipated Accounting Treatment

        The Merger is expected to be treated by OvaScience as a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Millendo is considered to be acquiring the assets and liabilities of OvaScience in this transaction. Management of OvaScience and Millendo have made a preliminary estimated purchase price calculated as described in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual assets and liabilities of OvaScience that exist as of the date of completion of the transaction.

Appraisal Rights and Dissenters' Rights

Delaware Law

        If the Merger is completed, Millendo Stockholders who do not deliver a written consent approving the Merger are entitled to appraisal rights under Section 262 of the DGCL ("Section 262"), provided that they comply with the conditions established by Section 262. Holders of OvaScience Common Stock are not entitled to appraisal rights under Delaware law in connection with the Merger.

        The discussion below is not a complete summary regarding a Millendo Stockholder's appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C. Millendo Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Millendo Stockholders exercise their appraisal rights under Delaware law.

        Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

        If the Merger is completed, within 10 days after the effective date of the Merger Millendo will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any Millendo Stockholder who has not approved the Merger. Millendo Stockholders who desire to exercise their appraisal rights must deliver a written demand for appraisal to Millendo within 20 days after the date of mailing of that notice, and that Millendo Stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Millendo of the identity of the Millendo Stockholder and that such stockholder intends thereby to demand appraisal of the shares of Millendo Capital Stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Millendo Therapeutics, Inc., 301 Main Street, Suite 100, Ann Arbor, MI 48104, Attention: Jeffery M. Brinza, and should be executed by, or on behalf of, the record holder of shares of Millendo Capital Stock. ALL DEMANDS MUST BE RECEIVED BY MILLENDO WITHIN TWENTY (20) DAYS AFTER THE DATE MILLENDO MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY MILLENDO STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

        If a holder of shares of Millendo Capital Stock fails to deliver a written demand for appraisal within the time period specified above, such holder will be entitled to receive the merger consideration for such holder's shares of Millendo Capital Stock as provided for in the Merger Agreement, but will have no appraisal rights with respect to such holder's shares of Millendo Capital Stock.

        To be effective, a demand for appraisal by a holder of shares of Millendo Capital Stock must be made by, or in the name of, the registered Millendo Stockholder, fully and correctly, as the Millendo Stockholder's name appears on the stockholder's stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Millendo. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a Millendo Stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner's right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the Millendo Stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

        If a holder of shares of Millendo Capital Stock holds such shares in a brokerage account or in other custodian form and such holder wishes to exercise appraisal rights, such holder should consult with such holder's bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

        At any time within 60 days after the Effective Time of the Merger, any Millendo Stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such Millendo Stockholder's demand and accept the terms of the Merger by delivering a written withdrawal to Millendo. If, following a demand for appraisal, a holder of shares of Millendo Capital Stock who has demanded an appraisal has withdrawn such holder's demand for appraisal in accordance with Section 262, such holder will have the right to receive the merger consideration for such holder's shares of Millendo Capital Stock.

        Within 120 days after the effective date of the Merger, any Millendo Stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the Surviving Corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting Millendo Stockholder within 10 days after such stockholder's written request is received by the Surviving Corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the Surviving Corporation or any Millendo Stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such Millendo Stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the Surviving Corporation. The Surviving Corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting Millendo Stockholders, and Millendo, which is expected to be the Surviving Corporation, has no present intent to file a petition in the

Delaware Court of Chancery. Accordingly, the failure of a Millendo Stockholder to file a petition within the period specified could nullify the Millendo Stockholder's previously written demand for appraisal.

        If a petition for appraisal is duly filed by a Millendo Stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all Millendo Stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the Surviving Corporation. After notice to dissenting Millendo Stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those Millendo Stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the Millendo Stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Millendo Stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that Millendo Stockholder.

        After determination of the Millendo Stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the "fair value" of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the Millendo Stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

        In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company."

        Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the Merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered."

        Millendo Stockholders should be aware that the fair value of such holder's shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.

        Costs of the appraisal proceeding may be imposed upon the Surviving Corporation and the Millendo Stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a Millendo Stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Millendo Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any Millendo Stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a Record Date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the Millendo Stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of such stockholder to appraisal will cease and that Millendo Stockholder will be entitled to receive the merger consideration for shares of his or her OvaScience capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Millendo Stockholder without the approval of the court.

        Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, Millendo Stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

 THE MERGER AGREEMENT

        The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement, as amended, is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about OvaScience, Millendo or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

        The Merger Agreement contains representations and warranties that OvaScience, Merger Sub and Millendo have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While OvaScience and Millendo do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about OvaScience, Merger Sub and Millendo, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between OvaScience, Merger Sub and Millendo and are modified by the disclosure schedules.

Structure

        Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the Merger, Merger Sub, a wholly-owned subsidiary of OvaScience formed by OvaScience in connection with the Merger, will merge with and into Millendo, with Millendo surviving as a wholly-owned subsidiary of OvaScience.

Completion and Effectiveness of the Merger

        The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the Merger by the stockholders of OvaScience. OvaScience and Millendo are working to complete the Merger as quickly as practicable and expect that the Merger will be completed during the fourth quarter of 2018. However, OvaScience and Millendo cannot predict the completion of the Merger or the exact timing of the completion of the Merger because it is subject to various conditions.

Merger Consideration

        At the Effective Time, each outstanding share of common stock of Millendo outstanding immediately prior to the Effective Time (excluding any shares of common stock of Millendo held as treasury stock and any dissenting shares) will be converted solely into the right to receive a specified number of shares of OvaScience Common Stock.

        The Merger Agreement does not provide for an adjustment to the total number of shares of OvaScience Common Stock that Millendo Stockholders will be entitled to receive for changes in the market price of OvaScience Common Stock. Accordingly, the market value of the shares of OvaScience Common Stock issued pursuant to the Merger will depend on the market value of the shares of

OvaScience Common Stock at the time the Merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of OvaScience Options

        Prior to the Closing, OvaScience's board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised option to purchase shares of OvaScience Common Stock, whether vested or unvested, will be accelerated in full effective as of immediately prior to the Effective Time, and each such option will survive the Closing and remain outstanding in accordance with its terms. The number of shares of OvaScience Common Stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect the proposed Reverse Stock Split to be implemented prior to the Closing.

Treatment of Millendo Options

        Pursuant to the Merger Agreement, at the Effective Time, each option to purchase shares of Millendo Common Stock (a "Millendo Option") that is outstanding and unexercised immediately prior to the Effective Time granted under the Millendo Plan, or otherwise, whether or not vested, will be, along with the Millendo Plan, assumed by OvaScience and will become an option to purchase solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Option assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Option assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Option shall otherwise remain unchanged.

Treatment of Millendo Warrants

        Pursuant to the Merger Agreement, at the Effective Time, each Millendo Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become a warrant to purchase (and OvaScience shall assume each such Millendo Warrant in accordance with its terms) solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Warrant assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Warrant, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Warrant assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Warrant shall otherwise remain unchanged.

Procedures for Exchanging Millendo Stock Certificates

        Promptly after the Effective Time, but no later than three calendar days therefrom, the parties will cause the Exchange Agent (as defined in the Merger Agreement) to mail to each holder of record of Millendo capital stock that was converted into the right to receive merger consideration a letter of transmittal in a form reasonably acceptable to OvaScience and Millendo and instructions for use in effecting the surrender of the record holder's stock certificates in exchange for the shares of OvaScience Common Stock. Upon proper surrender of Millendo stock certificates together with a properly completed and duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent in accordance with the Exchange Agent's instructions, the holder of such Millendo stock certificates will be entitled to receive a stock certificate representing the number of whole shares of OvaScience Common Stock issuable to such holder pursuant to the Merger and cash in lieu of any fractional share of OvaScience Common Stock issuable to such holder. The surrendered certificates representing Millendo Common Stock will be cancelled.

        From and after the Effective Time, each certificate representing shares of Millendo Common Stock that has not been surrendered will represent only the right to receive shares of OvaScience Common Stock issuable pursuant to the Merger and cash in lieu of any fractional share of OvaScience Common Stock to which the holder of any such certificate is entitled. If a Millendo stock certificate is held in electronic form, then surrender of such certificate will be effected upon delivery to OvaScience of a confirmation of cancellation of such certificate from Millendo's transfer agent.

        Any holder or former holder of Millendo Common Stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

        HOLDERS OF MILLENDO COMMON STOCK SHOULD NOT SEND IN THEIR MILLENDO STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM OVASCIENCE WITH INSTRUCTIONS FOR THE SURRENDER OF MILLENDO STOCK CERTIFICATES.

Fractional Shares

        No fractional shares of OvaScience Common Stock will be issuable pursuant to the Merger to Millendo Stockholders. Instead, each Millendo stockholder who would otherwise be entitled to receive a fraction of a share of OvaScience Common Stock (after aggregating all fractional shares of OvaScience Common Stock issuable to such holder), will be entitled to receive a cash payment rounded to the nearest cent in an amount determined by multiplying the closing price per share of OvaScience Common Stock on The Nasdaq Capital Market on the closing date of the Merger by the fraction of a share of OvaScience Common Stock to which such holder would otherwise be entitled.

Representations and Warranties

        The Merger Agreement contains customary representations and warranties made by OvaScience, Merger Sub and Millendo relating to their respective businesses, as well as other facts pertinent to the Merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time or, except in cases of fraud or willful and material breach, termination of the Merger Agreement, as further described below. The representations and warranties of each of OvaScience, Merger Sub and Millendo have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the Merger and, except in cases of fraud or willful and material breach, cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

        Millendo made a number of representations and warranties to OvaScience and Merger Sub in the Merger Agreement, including representations and warranties relating to the following matters:

  •
  corporate organization, power, authority and qualifications to do business and corporate standing of Millendo and each of Millendo's subsidiaries;

  •
  capitalization and ownership of subsidiaries;

  •
  corporate power and authority to enter into the Merger Agreement and to complete the Merger;

  •
  absence of any conflicts with organizational documents, required consents waivers, violations or breaches of any obligations or applicable laws as a result of, and the completion of corporate actions necessary for, entering into the Merger Agreement and of completing the transactions proposed under the Merger Agreement;

  •
  except for certain items set forth in the Merger Agreement, absence of any consents, approvals, licenses, permits, orders or authorization of, or registration, declaration, notice or filing with any governmental authority with respect to the execution and delivery of the Merger Agreement and the consummation of the transactions proposed under the Merger Agreement;

  •
  financial statements and sufficiency of disclosure controls and procedures and internal controls;

  •
  absence of certain changes or events since December 31, 2017;

  •
  title to assets;

  •
  leased property;

  •
  intellectual property;

  •
  material contracts and the absence of breaches of material contracts;

  •
  absence of undisclosed liabilities;

  •
  compliance with applicable laws and regulatory compliance;

  •
  taxes and tax returns;

  •
  employee benefit programs;

  •
  labor and employment matters;

  •
  environmental matters;

  •
  insurance;

  •
  books and records;

  •
  government programs;

  •
  transactions with affiliates;

  •
  legal proceedings and orders;

  •
  absence of illegal payments;

  •
  inapplicability of anti-takeover laws;

  •
  vote required by Millendo Stockholders;

  •
  financial advisor fees;

  •
  disclosure related to the subscription agreement; and

  •
  information relating to Millendo included in this proxy statement.

        OvaScience and Merger Sub made a number of representations and warranties to Millendo in the Merger Agreement, including representations and warranties relating to the following subject matters:

  •
  corporate organization, power, authority and qualifications to do business and corporate standing of OvaScience, Merger Sub and each of OvaScience's subsidiaries;

  •
  capitalization and ownership of subsidiaries;

  •
  corporate power and authority to enter into the Merger Agreement and to complete the transactions proposed under the Merger Agreement;

  •
  absence of any conflicts with organizational documents, required consents or waivers, violations or breaches of any obligations, or applicable laws as a result of, and the completion of corporate actions necessary for, entering into the Merger Agreement and of completing the transactions proposed under the Merger Agreement;

  •
  except for certain items set forth in the Merger Agreement, absence of any consents, approvals, licenses, permits, orders or authorization of, or registration, declaration, notice or filing with any governmental authority with respect to the execution and delivery of the Merger Agreement and the consummation of the transactions proposed under the Merger Agreement;

  •
  SEC filings and the financial statements contained in those filings, sufficiency of internal controls and disclosure controls and procedures, and compliance with the Sarbanes-Oxley Act;

  •
  absence of certain changes or events since December 31, 2017;

  •
  title to assets;

  •
  leased properties;

  •
  intellectual property;

  •
  material contracts and the absence of breaches of material contracts;

  •
  absence of undisclosed liabilities;

  •
  compliance with applicable laws and regulatory compliance;

  •
  taxes and tax returns;

  •
  employee benefit programs;

  •
  labor and employment matters;

  •
  environmental matters;

  •
  insurance;

  •
  books and records;

  •
  government programs;

  •
  transactions with affiliates;

  •
  legal proceedings and orders;

  •
  absence of illegal payments;

  •
  inapplicability of anti-takeover laws;

  •
  vote required of OvaScience Stockholders;

  •
  financial advisor fees; and

  •
  information relating to OvaScience, Merger Sub and other subsidiaries included in this proxy statement.

        As noted above, significant portions of the representations and warranties are qualified as to "materiality" or "material adverse effect." Under the Merger Agreement, a material adverse effect with respect to OvaScience means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) prevent or materially delay the ability of OvaScience and Merger Sub to consummate the transactions proposed under the Merger Agreement or (b) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of OvaScience and its subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a material adverse effect with respect to OvaScience or its subsidiaries:

  •
  changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts, natural disaster or otherwise) to the extent they do not disproportionately affect OvaScience and its subsidiaries, taken as a whole;

  •
  changes in or affecting the industries in which OvaScience operates to the extent they do not disproportionately affect OvaScience and its subsidiaries, taken as a whole;

  •
  changes, effects or circumstances resulting from the announcement or pendency of the Merger Agreement, the completion of the Merger and the transactions proposed under the Merger Agreement, or compliance with the terms of the Merger Agreement;

  •
  any specific action taken at the written request of Millendo, or expressly required by the Merger Agreement;

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  any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of OvaScience or its subsidiaries in respect of OvaScience's products or product candidates (it being understood, however, that any liability related to or caused by any such changes may be taken into account in determining whether a material adverse effect with respect to OvaScience and its subsidiaries, taken as a whole, has occurred);

  •
  continued losses from operations or decreases in cash balances of OvaScience or any of its subsidiaries or on a consolidated basis among OvaScience and its subsidiaries;

  •
  any change in the stock price or trading volume of OvaScience Common Stock (it being understood, however, that any change, circumstance, condition, development, effect, event, occurrence, result or state of facts causing or contributing to any change in stock price or trading volume of OvaScience Common Stock may be taken into account in determining whether a material adverse effect with respect to OvaScience and its subsidiaries, taken as a whole, has occurred, unless such change, circumstance, condition, development, effect, event, occurrence, result or state of facts are otherwise excepted as a material adverse effect with respect to OvaScience);

  •
  any change in GAAP, applicable accounting principles or applicable Law or the interpretation thereof; and

  •
  the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events.

        As noted above, significant portions of the representations and warranties are qualified as to "materiality" or "material adverse effect." Under the Merger Agreement, a material adverse effect with respect to Millendo means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) prevent or materially delay the ability of Millendo to consummate the transactions proposed under the Merger Agreement or (b) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Millendo and its subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a material adverse effect with respect to Millendo or its subsidiaries:

  •
  changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect Millendo and its subsidiaries, taken as a whole;

  •
  changes in or affecting the industries in which Millendo or its subsidiaries operate to the extent they do not disproportionately affect Millendo and its subsidiaries, taken as a whole;

  •
  changes, effects or circumstances resulting from the announcement or pendency of the Merger Agreement, the completion of the Merger and the transactions proposed under the Merger Agreement, or compliance with the terms of the Merger Agreement;

  •
  any specific action taken at the written request of OvaScience or Merger Sub or expressly required by the Merger Agreement;

  •
  any change in GAAP, applicable accounting principles or applicable law or the interpretation thereof; and

  •
  the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events.

Covenants; Conduct of Business Pending the Merger

        During the period commencing on August 8, 2018 and ending at the earlier of the date of termination of the Merger Agreement and the Effective Time, Millendo agreed that it will conduct its business in the ordinary course and in compliance with all applicable laws, rules, regulations, and certain contracts, and to take other agreed-upon actions, including, without limitation, using its commercially reasonable efforts to preserve intact its current business organization; using its commercially reasonable efforts to keep available the services of its current key employees, officers and other employees and maintaining its relations and goodwill with suppliers, customers, landlords, creditors, licensors, licensees, employees and others Millendo has business relationships with; providing OvaScience prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances; and to take other agreed-upon actions, including, without limitation, providing OvaScience prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.

        During the period commencing on August 8, 2018 and ending at the earlier of the date of termination of the Merger Agreement and the Effective Time, OvaScience and Merger Sub agreed that it will conduct its business in the ordinary course and in compliance with all applicable laws, rules, regulations, and certain contracts; providing Millendo prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances; and to take other agreed-upon actions, including, without limitation, providing Millendo prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.

        OvaScience and Millendo also agreed that prior to the Effective Time, subject to certain limited exceptions set forth in the Merger Agreement, without the consent of the other party, each of OvaScience and Millendo would not, and OvaScience would not cause or permit any of its subsidiaries to:

  •
  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees at actual cost);

  •
  amend its certificate of incorporation, bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

  •
  except for contractual commitments in place at the time of and as otherwise disclosed in, the Merger Agreement, and other than as contemplated by the Merger Agreement, and in the case of Millendo, except for options issued or to be issued that do not exceed the amount of shares of capital stock subject to Millendo's stock option plan as of the date of the Merger Agreement, options to be issued to employees, directors, officers or service providers of Millendo or its subsidiaries, sell, issue or grant, authorize the issuance, sale or grant, amend or modify or agree to amend or modify the terms of, or make any commitments to do, any of the following: (i) any capital stock or other security (except in the case of OvaScience, for OvaScience Common Stock issued upon the valid exercise of outstanding OvaScience stock options, and in the case of Millendo, for shares of outstanding Millendo capital stock issued upon the valid exercise of outstanding Millendo stock options, warrants, pursuant to existing agreements and in connection with the Pre-Closing Financing); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security (other than in the case of Millendo, shares of Millendo capital stock issued in connection with the Pre-Closing Financing);

  •
  form any subsidiary or acquire any equity interest or other interest in any other entity;

  •
  (in the case of Millendo, other than in the ordinary course) lend money to any person; incur or guarantee any indebtedness (in the case of Millendo, for borrowed money); issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; in the case of Millendo, make any capital expenditure or commitment in excess of $50,000; or, in the case of OvaScience, make any capital expenditure, other expenditure (including a prepayment of expenses) or commitment thereof in excess of $10,000 other than in connection with the termination of contracts pursuant to Section 5.18 of the Merger Agreement;

  •
  adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended other than as required by law or, in the case of OvaScience, in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval of Millendo (with such approval not to be unreasonably withheld); in the case of OvaScience, hire any new employee or consultant or grant, make or pay any severance, bonus or profit-sharing or similar payment (including any special or transaction payments) to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants; or in the case of Millendo, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; and with respect to this entire clause, with respect to Millendo only, other than in the ordinary course of business and in observance of common practice for a similarly situated company;

  •
  acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, in the case of Millendo, or material assets or properties, in the case of OvaScience, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business, and in the case of Millendo, consistent with past practices;

  •
  make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any material accounting method in respect of taxes; change any material annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business and the primary purpose of which does not relate to taxes; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of any material tax liability; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a refund of a material amount of taxes; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

  •
  in the case of OvaScience, other than in connection with the termination of contracts pursuant to Section 5.18 of the Merger Agreement (provided the terms and conditions of any amendment or termination do not impose more than de minimis obligations on OvaScience or its subsidiaries after the Closing), enter into, amend or terminate any OvaScience material contract or any other contract (i) involving payments by OvaScience or its subsidiaries greater than $10,000, (ii) involving indemnification by OvaScience or its subsidiaries and/or (iii) that is not terminable for convenience without penalty;

  •
  in the case of Millendo, other than in connection with the Pre-Closing Financing, enter into, amend or terminate any Millendo material contract other than in the ordinary course of business;

  •
  in the case of OvaScience, commence, threaten, litigate and/or settle a lawsuit, claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, other than (A) for routine collection of bills, (B) in such cases as OvaScience in good faith determines that failure to commence such lawsuit would result in the material impairment of a valuable aspect of OvaScience's and/or any subsidiary of OvaScience's business or (C) for a breach of the Merger Agreement;

  •
  fail to make any material payment with respect to any of its accounts payable or indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices;

  •
  in the case of OvaScience, the sale or license of OvaScience's legacy assets, to the extent that such sale or license results in any ongoing obligations of OvaScience, the Surviving Corporation or its or their subsidiaries; or

  •
  in the case of OvaScience, enter into an agreement with any current or former director, officer or employee (or their affiliated funds) providing indemnification arising out of or relating to any person's employment or service relationship with OvaScience or its subsidiaries.

        In addition, OvaScience has agreed to use commercially reasonable efforts to:

  •
  reasonably promptly terminate, assign or fully perform all contracts to which OvaScience or its subsidiaries are party (other than certain contracts that OvaScience and Millendo agreed would not be subject to this covenant) and fully satisfy, waive or otherwise discharge all obligations of

    OvaScience under such contracts (other than certain contracts that OvaScience and Millendo agreed would not be subject to this covenant), in each case prior to the Closing; and

  •
  wind-down the operations of and dissolve its subsidiaries (other than certain subsidiaries that OvaScience and Millendo agreed would not be subject to this covenant).

No Solicitation

        The Merger Agreement contains provisions prohibiting OvaScience and Millendo from seeking a competing transaction, subject to specified exceptions described below. Under these "no solicitation" provisions, each of OvaScience and Millendo has agreed that neither OvaScience and its subsidiaries nor Millendo, nor any of their respective officers, directors, employees, representatives, affiliates, advisors or agents shall directly or indirectly (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to the Merger Agreement and to limit its conversation or other communication exclusively to such referral):

  •
  initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any competing proposal;

  •
  engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a competing proposal;

  •
  enter into any letter of intent, agreement in principle or other similar type of agreement relating to a competing proposal, or enter into any agreement or agreement in principle requiring either OvaScience or Millendo, as the case may be, to abandon, terminate or fail to complete the Merger; or

  •
  resolve, propose or agree to do any of the foregoing.

        However, prior to the approval of the proposals relating to the Merger set forth in this proxy statement at the meeting of the stockholders of OvaScience or by written consent of Millendo Stockholders (unless, in either case, the Merger Agreement is earlier terminated), as the case may be, either OvaScience or Millendo may, after providing written notice to the other party, furnish nonpublic information to and engage in discussions or negotiations with any third-party that makes an unsolicited bona fide written competing proposal that its board of directors in good faith, after consultation with its outside legal counsel and financial advisors, has determined constitutes or would reasonably be expected to lead to a superior competing proposal, only if:

  •
  such party receives from such third-party an executed confidentiality agreement the terms of which are not less restrictive to the third-party than those contained in the confidentiality agreement between OvaScience and Millendo;

  •
  such party receiving the competing proposal contemporaneously supplies to the other party (OvaScience or Millendo, as the case may be) any nonpublic information or access to any such nonpublic information granted to such third-party to the extent it had not been previously provided or made available;

  •
  such party has not breached the no solicitation provisions of the Merger Agreement; and

  •
  the board of directors of OvaScience or Millendo, as the case may be, determines in good faith, after consultation with its outside legal counsel and its financial advisors that taking such actions would be required to comply with the fiduciary duties of the board of directors under applicable laws.

        OvaScience and Millendo will notify the other no later than 24 hours after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a competing proposal, and any such notice will be made orally and in writing and will indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror. Both OvaScience and Millendo will keep the other informed, on a current basis, of the status and material developments (including any changes to the terms) of such competing proposal.

        A competing proposal is any of the following proposals, indications of interest, or offers, other than transactions contemplated by the Merger Agreement:

  •
  a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving a party to the Merger Agreement or any of its subsidiaries;

  •
  a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of 20% or more of the assets of a party to the Merger Agreement and its subsidiaries, taken as a whole, in one or a series of related transactions; or

  •
  a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term "beneficial ownership" having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 20% or more of the voting power of OvaScience or Millendo; provided, however, that a competing proposal shall not include the Merger or other transactions contemplated by the Merger Agreement or, in the case of Millendo, the Pre-Closing Financing, and, in the case of OvaScience, certain sales of OvaScience's legacy assets.

        A superior competing proposal is any unsolicited bona fide competing proposal (with all references to 20% in the definition of competing proposal being treated as references to 75% for these purposes) made by a third-party that the board of directors of either OvaScience or Millendo, as the case may be, determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of the competing proposal, that the competing proposal is more favorable from a financial point of view to its stockholders than as provided in the Merger Agreement, is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), is reasonably capable of being completed on the terms proposed without unreasonable delay and includes termination rights on terms no less favorable than the terms set forth in the Merger Agreement, all from a third-party capable of performing such terms; provided, however, that any competing proposal from a person that has previously negotiated with OvaScience, its subsidiaries and/or their representatives of it or its subsidiaries for the purchase of OvaScience's legacy assets will not constitute a superior competitor proposal with respect to OvaScience for purposes of the Merger Agreement.

        Millendo, at any time prior to the approval of the Merger Agreement by the Millendo Stockholders, or OvaScience, at any time prior to the approval of the proposals set forth in this proxy statement/prospectus/information statement, may effect a change of board recommendation if, as a result of the occurrence of the events set forth below, the board of directors of such party determines in good faith (after consultation with outside legal counsel) that such change of recommendation would be required to comply with its board of directors' fiduciary duties under applicable laws:

  •
  such party receives a competing proposal (not obtained or made as a direct or indirect result of a breach of the Merger Agreement) that the board of directors of such party concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a superior competing proposal, or

  •
  as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any competing proposal or the consequences thereof or (B) the fact, in and of itself, that such party meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of such party that occurs or arises after the date of the Merger Agreement that was neither known to such party or its board of directors nor reasonably foreseeable as of the date of the Merger Agreement (such events being referred to as an "intervening event");

provided, however, that solely in the case of a change of recommendation due to a superior competing proposal, Millendo or OvaScience, as the case may be, may terminate the Merger Agreement in order to enter into a definitive agreement for a superior competing proposal; provided, however, that such actions may only be taken at a time that is after:

  •
  the fifth business day following the other party's receipt of written notice from such party that its board of directors and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable superior competing proposal);

  •
  at the end of such period, such party's board of directors and/or a committee thereof determines in good faith, after taking into account all amendments or revisions to the Merger Agreement irrevocably committed to by the party and after consultation with such party's outside legal counsel and financial advisors, that such superior competing proposal remains a superior competing proposal; and

  •
  if requested by the other party during such five business day period, such party engages in good faith negotiations with the other party to amend the Merger Agreement in such a manner that the offer that was determined to constitute a superior competing proposal no longer constitutes a superior competing proposal.

        During any such five business day period, Millendo or OvaScience, as the case may be, will be entitled to deliver to OvaScience or Millendo, as the case may be, one or more counterproposals to amend the Merger Agreement so as to cause such superior competing proposal to no longer be a superior competing proposal (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and any such counterproposal shall trigger a new notice and negotiation period as provided above, except that the five business day notice period shall instead be equal to two business days. For the avoidance of doubt, Millendo's decision to pursue an IPO or to consummate a merger transaction with another public company shall not constitute an intervening event for purposes of the Merger Agreement.

        A "change of recommendation" by the board of directors and/or any committee of the board of directors of OvaScience or Millendo, as the case may be, occurs if such board and/or committee:

  •
  failed to make, withhold, withdraw, amend, change or publicly proposed to withhold, withdraw, amend or change in a manner adverse to either OvaScience or Millendo, as the case may be, its approval and recommendation to stockholders relating to the Merger;

  •
  knowingly made a public statement inconsistent with its recommendation to stockholders;

  •
  failed to recommend against the acceptance of a tender offer within ten business days after commencement;

  •
  proposed publicly to approve, adopt or recommend any competing proposal;

  •
  made any public statement inconsistent with its recommendation; or

  •
  failed to reaffirm the board recommendation or fail to state publicly that the Merger and the Merger Agreement are in the best interests of the stockholders of Millendo or OvaScience, as the case may be, within five business days after Millendo or OvaScience, as the case may be, requests in writing that such action be taken.

Disclosure Documents

        As promptly as practicable following the date of the Merger Agreement, OvaScience agreed to prepare and file this proxy statement/prospectus/information statement with the SEC. Each of OvaScience and Millendo agreed to use their commercially reasonable efforts to cause this proxy statement/prospectus/information statement to become effective as promptly as practicable and take all or any action required under any applicable federal, state, securities and other laws in connection with the issuance of shares of OvaScience's common stock pursuant to the Merger, to promptly inform the other party of such party becoming aware of any event or information that pursuant to certain laws, rules and statutes should be disclosed in an amendment or supplement to the registration statement or proxy statement, as the case may be, and cooperate with the other party in filing such amendment or supplement with the SEC, and, if appropriate, in mailing such amendment or supplement to the OvaScience Stockholders. Each of OvaScience, Merger Sub and Millendo agreed to furnish all information concerning itself and their subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the registration statement and proxy statement. OvaScience agreed to use commercially reasonable efforts to cause this proxy statement to be mailed to its stockholders as promptly as practicable after the registration statement is declared effective by the SEC.

Meeting of OvaScience's Stockholders; Consent from Millendo's Stockholders

        Unless OvaScience's Board of Directors has effected a change of recommendation and the Merger Agreement is terminated by OvaScience in connection with the entry into a definitive agreement for a superior competing proposal, in each case in accordance with the terms of the Merger Agreement, OvaScience is obligated under the Merger Agreement to promptly call, give notice of, convene and hold a meeting of its stockholders for the purposes of voting on the Merger Agreement, the Merger and the issuance of shares of OvaScience Common Stock pursuant to the Merger and to amend its certificate of incorporation to effect the Reverse Stock Split. In addition, in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, OvaScience is obligated to seek advisory approval of a proposal to the OvaScience Stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to OvaScience's named executive officers in connection with the completion of the Merger. Further, if requested by Millendo, the parties agreed to use commercially reasonable efforts to include in this proxy statement/prospectus/information statement an amendment to the OvaScience 2012 Stock Incentive Plan, as amended, increasing the amount of shares of OvaScience Common Stock issuable thereunder with share amounts recommended by Millendo's board of directors or a committee thereof. The OvaScience Stockholders' meeting will be held (on a date selected by OvaScience in consultation with Millendo) as promptly as practicable, and in any event not later than 45 days after the effective date of the Registration Statement. If OvaScience has not obtained the requisite approval of its stockholders as of the close of business on the business day prior to the scheduled date of the Special Meeting, OvaScience will have the right to adjourn or postpone the stockholder meeting to a later date or dates, such later date or dates not to exceed 30 days in the aggregate from the original date that the stockholder meeting was scheduled.

        Unless Millendo's Board of Directors has effected a change of recommendation and the Merger Agreement is terminated by Millendo in connection with the entry into a definitive agreement for a superior competing proposal, in each case in accordance with the terms of the Merger Agreement, Millendo is obligated under the Merger Agreement to obtain, within five business days of the effective date of the Registration Statement, the written consent of the Millendo Stockholders for purposes of (i) adopting the Merger Agreement and approving the Merger and all other transactions contemplated thereby, including the conversion of the Millendo preferred stock into Millendo Common Stock as of immediately prior to the Effective Time, (ii) acknowledging that such adoption and approval of the

Merger and the conversion of the Millendo preferred stock into Millendo Common Stock given thereby as of immediately prior to the Effective Time is irrevocable and that such stockholder is aware it may have the right to demand appraisal for its shares pursuant to Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal or dissenters' rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

Regulatory Approvals

        Neither OvaScience nor Millendo is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to complete the Merger. The Merger Agreement provides that Millendo and OvaScience shall respond as promptly as is practicable in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental authority in connection with antitrust or competition matters.

Indemnification of Officers and Directors

        Under the Merger Agreement, subject to applicable law, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of OvaScience and the Surviving Corporation shall indemnify and hold harmless each person who is or has served as a director or officer of OvaScience or Millendo, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of OvaScience or Millendo, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations, provided that such officer or director acted in good faith and in a manner such party reasonable believed to be in or not opposed to the best interest of OvaScience or the Surviving Corporation, as applicable, and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe such conducted was unlawful; provided, further, that, if applicable law so provides, no indemnification against such Costs shall be made in respect of any claim, issue or matter in such proceeding as to which the director or officer shall have been adjudged to be liable to OvaScience or the Surviving Corporation unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made. Subject to applicable law, each such director and officer will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of OvaScience and the Surviving Corporation, jointly and severally, upon receipt by OvaScience or the Surviving Corporation from such director or officer of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to OvaScience or the Surviving Corporation, as applicable, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Such statement or statements shall reasonably evidence the expenses incurred by the directors and officers.

        Under the Merger Agreement, the provisions of the OvaScience restated certificate of incorporation and the OvaScience by-laws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of OvaScience shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of OvaScience, unless such modification is required by applicable law.

        From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Millendo to each person who is or has served as a director or officer of Millendo as of immediately prior to the Closing pursuant to any indemnification provisions under the Millendo certificate of incorporation or Millendo bylaws and pursuant to any indemnification agreements between Millendo and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) OvaScience shall fulfill and honor in all respects the obligations of OvaScience to each person who is or has served as a director or officer of OvaScience as of immediately prior to the Closing pursuant to any indemnification provisions under the OvaScience Charter or OvaScience Bylaws and pursuant to any indemnification agreements between OvaScience and such directors and officers that were in effect prior to the date of the Merger Agreement, with respect to claims arising out of matters occurring at or prior to the Effective Time.

        The Merger Agreement also provides that OvaScience shall maintain directors' and officers' liability insurance policies commencing at the closing time of the Merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to OvaScience. In addition, OvaScience shall purchase, prior to the Effective Time, a six-year prepaid "D&O tail policy" for the non-cancellable extension of the directors' and officers' liability coverage of OvaScience's existing directors' and officers' insurance policies and OvaScience's existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time.

        From and after the Effective Time, OvaScience shall pay all expenses, including reasonable attorneys' fees, that are incurred by indemnified persons in connection with their successful enforcement of the rights provided to such persons in the Merger Agreement. The director and officer indemnification provisions of the Merger Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of OvaScience and Millendo by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of such indemnified persons, their heirs and their representatives.

        In the event OvaScience or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of OvaScience or the Surviving Corporation, as the case may be, shall succeed to the indemnification obligations set forth in the Merger Agreement. OvaScience shall cause the Surviving Corporation to perform all of the director and officer indemnification obligations of the Surviving Corporation under the Merger Agreement.

Additional Agreements

        Each of Millendo and OvaScience has agreed to, among other things:

  •
  use its commercially reasonable efforts to take all actions necessary to complete the Merger and any transaction proposed under the Merger Agreement;

  •
  make all filings and other submissions and give all notices required to be made or given by such party in connection with the Merger and the other transactions proposed under the Merger Agreement;

  •
  use its commercially reasonable efforts to obtain all consents reasonably required to be obtained in connection with the Merger and the other transactions proposed under the Merger Agreement or for certain contracts to remain in full force and effect;

  •
  use its commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or other transactions proposed under the Merger Agreement; and

  •
  use its commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Nasdaq Stock Market Listing

        As of October 31, 2018, the OvaScience Common Stock is listed on The Nasdaq Capital Market under the symbol "OVAS." Pursuant to the Merger Agreement, OvaScience agreed to use its commercially reasonable efforts to cause the shares of OvaScience Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time. Millendo agreed to cooperate with OvaScience as reasonably requested by OvaScience with respect to the initial listing application for the OvaScience Common Stock and promptly furnish to OvaScience all information concerning Millendo and its stockholders that may be required or reasonably requested in connection with the initial listing application. OvaScience has filed an initial listing application with The Nasdaq Capital Market for companies conducting a business combination that results in a change of control. If such application is accepted, OvaScience anticipates that its common stock will be listed on The Nasdaq Capital Market following the Closing under the trading symbol "MLND."

Directors and Officers of OvaScience Following the Merger

        Pursuant to the Merger Agreement, immediately following the Effective Time, the initial size of the board of directors of the combined organization will be eight and the initial directors will be John Howe, III, M.D., Carol G. Gallagher, Pharm.D., Carole L. Nuechterlein, J.D., Julia C. Owens, Ph.D., James M. Hindman, Randall W. Whitcomb, M.D., Habib J. Dable, and Mary Lynne Hedley, Ph.D. Millendo will initially identify which class each director will serve in, provided, however, that Dr. Howe will serve in Class III, with a term expiring at the 2021 annual meeting of stockholders.

        OvaScience shall cause Julia C. Owens, Ph.D. to be designated as the President and Chief Executive Officer; Pharis Mohideen, M.D. to be designated as Chief Medical Officer; and Jeffery M. Brinza to be designated as Secretary, Chief Administrative Officer and General Counsel.

Conditions to Completion of the Merger

        The respective obligations of OvaScience, Merger Sub and Millendo to complete the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

  •
  there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by any court of competent jurisdiction or other governmental authority, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the completion of the Merger illegal;

  •
  the Millendo Stockholders must have approved and adopted the Merger Agreement, the Merger, the conversion of Millendo's preferred stock into Millendo Common Stock and the other transactions proposed under the Merger Agreement, and stockholders of OvaScience must have adopted the Merger Agreement, the Merger, the issuance of OvaScience Common Stock to the stockholders of Millendo by virtue of the Merger and an amendment to OvaScience's restated certificate of incorporation to effect the Reverse Stock Split;

  •
  there must not be any legal proceeding pending, or overtly threatened in writing, by an official of any governmental authority in which such governmental authority indicates that it intends to conduct any legal proceeding or take any other action (a) challenging or seeking to restrain or prohibit the completion of the Merger; (b) relating to the Merger and seeking to obtain from OvaScience, Merger Sub or Millendo any damages or other relief that may be material to

    OvaScience or Millendo; (c) seeking to prohibit or limit in any material and adverse respect a party's ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of OvaScience; (d) that would materially and adversely affect the right or ability of OvaScience or Millendo to own the assets or operate the business of OvaScience or Millendo, as applicable; or (e) seeking to compel OvaScience, Millendo or any subsidiary of Millendo to dispose of or hold separate any material assets as a result of the Merger;

  •
  the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding initiated, or any proceeding threatened by the SEC or any other governmental authority, seeking a stop order and no similar proceeding in respect of this proxy statement shall have been initiated or threatened by the SEC or any governmental authority; and

  •
  the existing shares of OvaScience Common Stock shall have been continually listed on the Nasdaq market as of and from the date of the Merger Agreement through the Closing, (b) the approval of the listing of the additional shares of OvaScience Common Stock on the Nasdaq market shall have been obtained and (c) the shares of OvaScience Common Stock to be issued in the Merger pursuant to the Merger Agreement shall have been approved for listing (subject to official notice of issuance) on the Nasdaq market.

        The obligations of OvaScience and Merger Sub to complete the Merger are also subject to the satisfaction or waiver of the following conditions:

  •
  the representations and warranties regarding certain matters related to organization, authority, vote required and financial advisors of Millendo in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

  •
  after giving effect to any update of or modification to the Millendo disclosure schedules made after the date of the Merger Agreement, the representations and warranties regarding capitalization matters of Millendo in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

  •
  the remaining representations and warranties of Millendo in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect with respect to Millendo (without giving effect to any references therein to any material adverse effect or other materiality qualifications);

  •
  Millendo must have performed or complied with in all material respects all of Millendo's obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

  •
  Millendo must have delivered certain certificates and other documents required under the Merger Agreement and/or obtained certain permits or consents for the Closing;

  •
  there must not have occurred, since the date of the Merger Agreement, any material adverse effect with respect to Millendo;

  •
  the Pre-Closing Financing must have been consummated and Millendo must have received an aggregate of $25.0 million plus €4.0 million or its USD equivalent on the terms and conditions set forth in the stock purchase agreement (as may be amended from time to time) and any other pre-closing financing agreement;

  •
  the Millendo preferred stock shall cease to be outstanding and shall have been converted into shares of Millendo Common Stock;

  •
  the lock-up agreements executed by certain officers, directors and stockholders of Millendo must continue to be in full force and effect as of immediately following the Effective Time; and

  •
  certain investor agreements of Millendo shall have been terminated.

        The obligations of Millendo to complete the Merger are also subject to the satisfaction or waiver of the following conditions:

  •
  the representations and warranties regarding certain matters related to organization, authority, vote required and financial advisors of OvaScience and Merger Sub in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

  •
  after giving effect to any update of or modification to the OvaScience disclosure schedules made after the date of the Merger Agreement, the representations and warranties regarding capitalization matters of OvaScience in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

  •
  the remaining representations and warranties of OvaScience in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect with respect to OvaScience or Merger Sub (each as defined in the Merger Agreement) (without giving effect to any references therein to any material adverse effect or other materiality qualifications);

  •
  OvaScience must have performed or complied with in all material respects all of OvaScience's obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

  •
  OvaScience must have delivered certain certificates and other documents required under the Merger Agreement and/or obtained certain permits or consents for the Closing;

  •
  the officers and directors of OvaScience who are not to continue as officers or directors of OvaScience following the consummation of the Merger, shall have signed written resignations in forms satisfactory to Millendo, dated as of the closing date and effective as of the Closing;

  •
  there must not have occurred, since the date of the Merger Agreement, any material adverse effect with respect to OvaScience and its subsidiaries;

  •
  the lock-up agreements executed by certain directors and stockholders of OvaScience must continue to be in full force and effect as of immediately following the Effective Time;

  •
  OvaScience must have a net cash balance as determined pursuant to the Merger Agreement greater than or equal to $35.0 million;

  •
  the OvaScience Board of Directors shall have been constituted as set forth in the Merger Agreement;

  •
  OvaScience shall have terminated or notice of termination shall have been given with respect to certain contracts; and

  •
  OvaScience shall have filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 with SEC.

        For purposes of determining whether OvaScience has satisfied the condition to closing that OvaScience have at least $35.0 million in net cash as of the closing date (as calculated pursuant to the terms of the Merger Agreement), OvaScience's net cash will be calculated shortly before the Closing. Not less than five calendar days prior to the anticipated Closing, OvaScience will prepare and deliver to Millendo a net cash schedule setting forth OvaScience's good faith estimate of net cash to be held by OvaScience as of the close of business on the last business day prior to the anticipated closing date, together with the work papers and back-up materials used in preparing the net cash schedule. Millendo will then have an opportunity to review the net cash schedule and OvaScience will provide Millendo and its representatives with access to documents and accountants and counsel in connection with that review at reasonable times and upon reasonable notice. Millendo will have a right to dispute OvaScience's net cash determination, which dispute must be settled in accordance with the terms of the Merger Agreement.

        Pursuant to the terms of the Merger Agreement, OvaScience's "net cash" means, as of the cash determination time, the sum of, (without duplication) the following:

  •
  OvaScience's unrestricted cash and cash equivalents, marketable securities, accounts receivable, interest and other receivables, deposits and prepaid expenses, determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and OvaScience's audited financial statements and unaudited interim balance sheet, including any any proceeds received from the sale, license or disposition of any legacy OvaScience assets (net of any amounts that would be required to satisfy any liabilities (including taxes) or other obligations attributable to such sale, license or disposition) to the extent not distributed to the OvaScience Stockholders immediately prior to the Merger (it being understood that any outstanding letters of credit shall not constitute unrestricted cash and cash equivalents, marketable securities, accounts receivable, interest and other receivables, deposits or prepaid expenses);

  •
  expenses paid, or liabilities incurred, prior to Closing, that are approved and guaranteed in writing (without conditions) to be paid to OvaScience pursuant to any directors' and officers' insurance policy; and

  •
  an amount up to $100,000 associated with reasonable and documented expenses related to OvaScience's acceleration of the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 minus the sum of (without duplication) the following:

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  OvaScience's accounts payable and accrued expenses (other than accrued expenses which are OvaScience's transaction expenses), OvaScience's and its subsidiaries' other liabilities (short term and long term), in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and OvaScience's audited financial statements and unaudited interim balance sheet;

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  without regard to treatment in OvaScience's financial statements, any amounts (net of any amounts that are approved and guaranteed in writing (without conditions) to be paid to OvaScience pursuant to any directors' and officers' insurance policy) that are owed to or reasonably claimed by current or former employees, officers, directors, consultants, service providers or other persons pursuant to any indemnification, contribution, reimbursement obligations or similar commitments (whether under an indemnification agreement or otherwise);

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  to the extent unpaid, the sum of (i) the cash cost of any change of control, bonus, severance (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention (including all payments to be paid to certain OvaScience employees pursuant to Retention Agreements between such employee and OvaScience) or similar payments (whether "single trigger" or "double trigger") whether or not matured or paid or payable as of the time of the Closing by OvaScience or its affiliates regardless of whether they are or become due in connection with the consummation of the transactions proposed under the Merger Agreement or the termination of any such persons and that are unpaid as of the Closing; and (ii) any costs, fees and expenses incurred by OvaScience (including any bonus, severance (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), change of control or similar obligations, tail policies and similar items), or for which OvaScience is liable, in connection with the negotiation, preparation and execution of the Merger Agreement or any agreements, documents, certificates, opinions or other items contemplated thereby and the consummation of the transactions proposed under the Merger Agreement and that are unpaid as of the Closing, including brokerage fees and commissions, finders' fees or financial advisory fees, or any fees and expenses of counsel, exchange agent, proxy solicitor, transfer agent, consultants, representatives or accountants payable by OvaScience.

  •
  any notice, termination or consent payments, fines or other payments to be made by OvaScience in order to terminate any existing contract to which OvaScience is a party;

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  unpaid indebtedness;

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  any liabilities and other obligations of OvaScience whenever arising pursuant to that certain Lease Agreement, dated May 22, 2015 by and between Nine Fourth Avenue LLC and OvaScience, as amended from time to time, in each case including any liabilities or obligations that relate to the assignment or early termination of such leases and obligations that survive such termination; and

  •
  all accrued and unpaid taxes of OvaScience and its subsidiaries (estimated with respect to current tax liabilities), all tax liabilities attributable to any OvaScience transaction expenses, and all tax liabilities attributable to the dissolution of OvaScience's subsidiaries, and an estimate, reasonably prepared by OvaScience (such preparation to be in a manner reasonably approved by Millendo), of all tax liabilities that would become due and payable if any of OvaScience's subsidiaries (other than certain agreed upon subsidiaries) that will not be liquidated as of the Closing were to liquidate immediately before the Closing.

        OvaScience's net cash balance is subject to numerous factors, many of which are outside of OvaScience's control. Additionally, if OvaScience's net cash at the closing date is less than $35.0 million, based on the manner of calculating net cash pursuant to the Merger Agreement, OvaScience would be unable to satisfy a closing condition for the Merger, and Millendo could elect to terminate the Merger Agreement or waive the condition. The actual amount of net cash will depend significantly on the timing of the Closing.

Termination

        The Merger Agreement may be terminated at any time before the completion of the Merger, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

  •
  by mutual written consent of OvaScience and Millendo duly authorized by the OvaScience Board of Directors and the Millendo Board of Directors;

  •
  by either OvaScience or Millendo if the Merger shall not have been consummated by February 8, 2019 (the "Drop Dead Date"); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Drop Dead Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, however, that, in the event that, subsequent to the Drop Dead Date, OvaScience's net cash is still being determined in accordance with the terms of the Merger Agreement, either party shall be entitled to extend the date for termination of the Merger Agreement until the date that is two business days from the date that OvaScience's net cash is finally determined pursuant to the terms of the Merger Agreement; and provided, further, that the Drop Dead Date shall be extended by 60 days upon request of either party in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part;

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  by either OvaScience or Millendo if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger;

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  by OvaScience if the written consent of Millendo Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective;

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  by Millendo if (a) the Millendo Board of Directors has effected a change of board recommendation and (b) the written consent of Millendo Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective;

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  by either OvaScience or Millendo if the Special Meeting shall have been held and completed and OvaScience Stockholders shall have taken a final vote and shall not have approved the Merger Agreement or any of the transactions contemplated thereby, including the Merger and the issuance of OvaScience Common Stock to Millendo Stockholders in the Merger; provided, that OvaScience may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of OvaScience Stockholders was caused by the action or failure to act of OvaScience and such action or failure to act constitutes a material breach by OvaScience of the Merger Agreement;

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  by Millendo, at any time prior to the approval by OvaScience Stockholders of the proposals to be considered at the Special Meeting, if any of the following circumstances shall occur (each of the following, an "OvaScience Triggering Event"):

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  OvaScience fails to include in this proxy statement/prospectus/information statement the OvaScience Board of Directors' recommendation that OvaScience Stockholders vote to approve the Merger and the issuance of OvaScience Common Stock to Millendo

      Stockholders in connection with the Merger or withdraws or modifies its recommendation in a manner adverse to Millendo;

    •
    the OvaScience Board of Directors, or a committee thereof, approves, endorses or recommends any competing proposal;

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    OvaScience enters into any letter of intent or similar document or any contract relating to any competing proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

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    any director or officer of OvaScience willfully and intentionally breaches the non-solicitation provisions or the provisions regarding the Special Meeting set forth in the Merger Agreement.

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  by OvaScience, at any time prior to the adoption of the Merger Agreement by the Millendo Stockholders, if any of the following circumstances shall occur (each a "Millendo Triggering Event"):

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  the Millendo Board of Directors withholds, withdraws, amends or modifies its recommendation that the Millendo Stockholders approve the Merger, or publicly proposes to withhold, amend, withdraw or modify its recommendation that the Millendo Stockholders approve the Merger, in a manner adverse to OvaScience, or approves, endorses, or recommends any competing proposal;

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  Millendo enters into any letter of intent or similar document or any contract relating to any competing proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

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  any director or officer of Millendo willfully and intentionally breaches the non-solicitation provisions or the provisions regarding the Millendo stockholder consent set forth in the Merger Agreement.

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  by OvaScience or Millendo if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured;

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  by OvaScience, at any time, if all other closing conditions under the Merger Agreement have been satisfied and/or waived by OvaScience, except for the Pre-Closing Financing, and OvaScience has provided written notice to Millendo that it is prepared to consummate the Closing upon the consummation of the Pre-Closing Financing and Millendo has not obtained the Pre-Closing Financing within twenty-one days of receipt of such notice.

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  by either OvaScience or Millendo in connection with such party entering into a definitive agreement for a superior competing proposal.

Termination Fee

Fee payable by OvaScience

        OvaScience must pay Millendo a termination fee of $3.0 million if:

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  (a)(i) the Merger Agreement is terminated by either OvaScience or Millendo if the Special Meeting shall have been held and completed and OvaScience Stockholders shall have taken a final vote and shall not have approved the Merger Agreement or any of the transactions contemplated thereby, including the Merger and the issuance of OvaScience Common Stock to Millendo Stockholders in the Merger or (ii) the Merger Agreement is terminated by Millendo because OvaScience or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of OvaScience or Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, (b) at any time after the date of Merger Agreement and prior to the Special Meeting a competing proposal with respect to OvaScience was publicly announced, disclosed or otherwise communicated to the OvaScience Board of Directors (and shall not have been withdrawn), and (c) within 12 months after the date of such termination, OvaScience enters into a definitive agreement for or consummates a transaction for a competing proposal;

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  the Merger Agreement is terminated by OvaScience in connection with the entry into a definitive agreement for a superior competing proposal; or

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  the Merger Agreement is terminated by Millendo at any time prior to the approval of the Merger Agreement and the transactions proposed under the Merger Agreement by the OvaScience Stockholders upon the occurrence of an OvaScience Triggering Event.

        OvaScience must reimburse Millendo for expenses incurred by Millendo in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.0 million, if:

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  the Merger Agreement is terminated by Millendo if (a) the Special Meeting shall have been held and completed, (b) the OvaScience Stockholders shall have not approved the Merger Agreement and the transactions proposed under the Merger Agreement, including the issuance of shares of OvaScience Common Stock to Millendo Stockholders in the Merger;

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  the Merger Agreement is terminated by Millendo because OvaScience or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of OvaScience or Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; or

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  in the event of a failure by Millendo to consummate the transactions described in the Merger Agreement solely as a result of an Material Adverse Effect with respect to OvaScience, as defined in the section titled "The Merger Agreement—Representations and Warranties."

Fee payable by Millendo

        Millendo must pay OvaScience a termination fee of $15.0 million if:

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  (a) the Millendo Board of Directors has effected a change of board recommendation and (b) the Merger Agreement is terminated by either OvaScience or Millendo if the written consent of Millendo Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective;

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  the Merger Agreement is terminated by Millendo in connection with the entry into a definitive agreement for a superior competing proposal; or

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  the Merger Agreement is terminated by OvaScience at any time prior to the adoption of the Merger Agreement by the Millendo Stockholders upon the occurrence of a Millendo Triggering Event.

        Millendo must pay OvaScience a termination fee of $3.0 million if:

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  (a)(i) the Millendo Board of Directors has not effected a change of recommendation and the Merger Agreement is terminated by OvaScience if the written consent of Millendo Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective or (ii) the Merger Agreement is terminated by OvaScience because Millendo has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Millendo has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, (b) at any time after the date of Merger Agreement and prior to the adoption of the Merger Agreement by the Millendo Stockholders, a competing proposal with respect to Millendo was publicly announced, disclosed or otherwise communicated to the Millendo Board of Directors (and shall not have been withdrawn), and (c) within 12 months after the date of such termination, Millendo enters into a definitive agreement for or consummates a transaction for a competing proposal;

        Millendo must reimburse OvaScience for expenses incurred by OvaScience in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.0 million, if:

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  the Merger Agreement is terminated by OvaScience because Millendo has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Millendo has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period;

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  the Merger Agreement is terminated by OvaScience, at any time, if all other closing conditions under the Merger Agreement have been satisfied and/or waived by OvaScience, except for the Pre-Closing Financing, and OvaScience has provided written notice to Millendo that it is prepared to consummate the Closing upon the consummation of the Pre-Closing Financing and Millendo has not obtained the Pre-Closing Financing within twenty-one days of receipt of such notice; or

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  in the event of a failure by OvaScience to consummate the transactions described in the Merger Agreement solely as a result of a Material Adverse Effect with respect to Millendo, as defined in the section titled "The Merger Agreement—Representations and Warranties."

Amendment

        The Merger Agreement may be amended by an instrument in writing signed on behalf of each of OvaScience and Millendo with the approval of the respective boards of directors of OvaScience and Millendo at any time, except that after the Merger Agreement has been adopted by the stockholders of OvaScience or Millendo, no amendment which by law requires further approval by the stockholders of OvaScience or Millendo, as the case may be, shall be made without such further approval. On

September 25, 2018, OvaScience and Millendo entered into the First Amendment to the Merger Agreement, or the Amendment. The Amendment provides, among other things, that shares of OvaScience Common Stock to be issued in exchange for shares of Millendo Common Stock to be issued in the Pre-Closing Financing would not be registered pursuant to the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part and increased the size of the board of directors of the combined company by one seat. Further, it provides, among other things, that shares of OvaScience Common Stock to be issued in exchange for shares of Millendo Common Stock to be issued to certain of the investors in the Pre-Closing Financing that were not previously stockholders of Millendo will be registered pursuant to a separate resale registration statement on Form S-3. Millendo does not expect any stockholders that were not previously stockholders of Millendo to invest in the Pre-Closing Financing.

        On October 11, 2018, Cooley provided Mintz a draft of a Second Amendment to the Merger Agreement, or the Second Amendment. The Second Amendment was proposed by Millendo in order to lower Millendo's valuation from $191.9 million to $155.0 million in connection with a new investment of approximately $20 million to be made into OvaScience shortly after the Closing. The Second Amendment provides that as a result of the reduction in Millendo's valuation, the Pre-Closing Financing, including the conversion of any convertible promissory notes issued after the date of the Second Amendment, would be consummated at a price per share for Millendo Common Stock of not less than $1.2096. The Second Amendment also provides that Millendo's Valuation would equal the sum of $155 million plus any proceeds received in the Pre-Closing Financing, and that OvaScience's Valuation would be lowered to $45.5 million, subject to certain adjustments set forth in the Merger Agreement. The Second Amendment additionally (i) provides that the definition of Millendo outstanding shares used for purposes of the exchange ratio shall include shares of Millendo Common Stock available for issuance under its stock option plans, (ii) provides for an adjustment to the Company's net cash in connection with certain litigation matters, and (iii) revises the definition of the Company's outstanding lease obligations with respect to its principal office space. It also revises certain representations and warranties being made by Millendo. On October 26, 2018, the OvaScience Board of Directors met with representatives of Mintz and Ladenburg Thalmann to discuss the proposed Second Amendment. In light of the changes to the valuations of both Millendo and OvaScience contemplated by the Second Amendment, OvaScience had asked Ladenburg Thalmann to update its analysis of the fairness, from a financial point of view, of the Exchange Ratio to the OvaScience Stockholders. During the meeting, the representatives of Mintz described the changes to be made to the Merger Agreement as a result of the Second Amendment, and the representatives of Ladenburg Thalmann described the updated analysis it had conducted with respect to the Exchange Ratio. After it was confirmed that there were no material changes to the Second Amendment from the version it had previously reviewed, Ladenburg Thalmann orally presented its fairness opinion, which was confirmed by delivery of a written opinion dated October 26, 2018, that, as of that date, and based upon the assumptions, qualifications and limitations set forth in its opinion, the updated Exchange Ratio was fair, from a financial point of view, to the OvaScience Stockholders. Between October 26 and November 1, Millendo and OvaScience continued to negotiate the terms of the Second Amendment. On November 1, 2018, the Second Amendment was executed by OvaScience and Millendo.

Expenses

        The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions proposed under the Merger Agreement shall be paid by the party incurring such expenses, except as described above under "—Termination" and "—Termination Fee" or with respect to fees and expenses incurred in relation to the printing and filing with the SEC of the registration statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC, which shall be shared equally.

 AGREEMENTS RELATED TO THE MERGER

Voting Agreements

        In order to induce OvaScience to enter into the Merger Agreement, certain Millendo Stockholders are parties to a voting agreement with OvaScience and Millendo pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a Millendo Stockholder, to vote all of his, her or its shares of Millendo Capital Stock in favor of the adoption of the Merger Agreement and the approval of any transaction proposed under the Merger Agreement and any other proposal included in the written consent presented to Millendo's Stockholder in connection with, or related to, the consummation of the Merger for which the Board of Directors of Millendo has rcommended that Millendo's stockholders vote in favor. These Millendo Stockholders have also granted OvaScience an irrevocable proxy to vote their respective shares of Millendo Capital Stock in accordance with the voting agreements. The Millendo Stockholders may vote their shares of Millendo Capital Stock on all other matters not referred to in such proxy.

        The parties to the voting agreements with OvaScience include all directors and executive officers of Millendo and certain major stockholders of Millendo, including New Enterprise Associates, Frazier Healthcare Partners, Roche Venture Fund, Fonds Innobio managed by Bpifrance, Osage University Partners and Adams Street Partners.

        As of September 1, 2018, the Millendo Stockholders that are party to a voting agreement with OvaScience owned shares of Millendo Capital Stock representing approximately 73% of the outstanding shares of Millendo Common Stock on an as converted to common stock basis. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, Millendo Stockholders holding a sufficient number of shares of Millendo Capital Stock to adopt the Merger Agreement and thereby approve the Merger will execute written consents providing for such adoption and approval.

        Under these voting agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Millendo Capital Stock and securities convertible into shares of Millendo Capital Shock held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to which any shares of Millendo Capital Stock or securities convertible into shares of Millendo Capital Stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the voting agreement.

        In addition, in order to induce Millendo to enter into the Merger Agreement, certain OvaScience Stockholders are parties to a voting agreement with Millendo pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a OvaScience Stockholder, to vote all of his, her or its shares of OvaScience Common Stock in favor of approval of (i) the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of OvaScience Common Stock to Millendo Stockholders, (ii) an amendment to the restated certificate of incorporation of OvaScience to effect the Reverse Stock Split, (iii) an amendment to the restated certificate of incorporation of OvaScience to effect the OvaScience Name Change, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger and other matters to be approved on date of the Special Meeting, and (v) any other any other proposal included in the this proxy statement/prospectus/information statement in connection with, or related to, the consummation of the Merger for which the Board of Directors of OvaScience has recommended that the stockholders of OvaScience vote in favor. These OvaScience Stockholders have also granted Millendo an irrevocable proxy to vote their respective shares of OvaScience Common Stock in accordance with the voting agreements. OvaScience Stockholders may vote their shares of OvaScience Common Stock on all other matters not referred to in such proxy.

        The OvaScience Stockholders that are party to a voting agreement with Millendo beneficially owned approximately 5% of the outstanding shares of OvaScience Common Stock as of September 1, 2018. The parties to the voting agreements with Millendo are:

  •
  Richard Aldrich

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  Jeffrey Capello

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  Mary Fisher

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  Jonathan Gillis, C.P.A.

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  John Howe, III, M.D.

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  Marc Kozin

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  Christopher Kroeger, M.D., M.B.A.

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  James Lillie, Ph.D.

  •
  John Sexton, Ph.D.

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  Longwood Fund III, L.P.

        Under these voting agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of OvaScience Common Stock and securities convertible into shares of OvaScience Common Stock held by them until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreements, each person to which any shares of OvaScience Common Stock or securities convertible into shares of OvaScience Common Stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the voting agreement, subject to certain further exceptions with respect to certain OvaScience Stockholders.

Lock-up Agreements

        As a condition to the Closing, certain OvaScience Stockholders and Millendo Stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of OvaScience Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, in each case from the Closing until the date that is 180 days from the Closing.

        As of September 1, 2018, OvaScience Stockholders who have executed lock-up agreements beneficially owned in the aggregate approximately 3% of the outstanding shares of OvaScience Common Stock.

        Millendo Stockholders who have executed lock-up agreements as of September 1, 2018 owned in the aggregate approximately 97% of the outstanding shares of Millendo Capital Stock on an as converted into common stock basis.

Pre-Closing Financing

        Prior to the Closing, Millendo intends to complete a private placement financing (the "Pre-Closing Financing") of the Millendo Common Stock. The securities issued in the Pre-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act, as amended, and the resale of the OvaScience securities into which such securities will be exchanged and converted are not registered on this registration statement and will not be registered for resale. An investor syndicate that includes New Enterprise Associates, Frazier Healthcare Partners, Roche Venture Fund, Fonds Innobio managed by Bpifrance, Osage University Partners, Altitude Life Science Ventures, Adams Street Partners, and Longwood Fund has committed to invest $25.0 million plus €4.0 million or the USD equivalent of the amount to be sold in the Pre-Closing Financing, $8.0 million of which has already been funded via the issuance of interest-bearing convertible promissory notes (as amended). Neither the OvaScience Stockholders nor the Millendo Stockholders are being asked to vote on the Pre-Closing Financing. Shares of Millendo Common Stock that are issued in the Pre-Closing Financing will be converted into shares of OvaScience Common Stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, OvaScience Stockholders will also be approving the issuance of shares of OvaScience Common Stock to be issued in exchange for all shares of Millendo Common Stock that are sold in the Pre-Closing Financing.

Post-Closing Financing

        After the Closing, OvaScience intends to complete a private placement financing (the "Post-Closing Financing") with an investor (the "Post-Closing Financing Investor") involving the sale of approximately $20 million of OvaScience Common Stock. OvaScience and Millendo have entered into a securities purchase agreement with the Post-Closing Financing Investor pursuant to which these shares will be issued following the closing of the Merger. Further, OvaScience has entered into a registration rights agreement with the Post-Closing Financing Investor providing for the registration of the resale by such investor of these shares. The securities purchase agreement may be terminated as follows: (i) at any time prior to the closing of the Post-Closing Financing and prior to termination of the Merger Agreement by mutual written consent of OvaScience, Millendo and the Post-Closing Financing Investor, (ii) at any time prior to the closing of the Post-Closing Financing and following termination of the Merger Agreement by either OvaScience, Millendo or the Post-Closing Financing Investor, (iii) by the Post-Closing Financing Investor if the closing of the Post-Closing Financing has not been consummated by February 8, 2019, (iv) by Millendo or OvaScience if the closing of the Post-Closing Financing has not been consummated by February 8, 2020 or (v) by Millendo OvaScience, or the Post-Closing Financing Investor if the Post-Closing Financing would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. If the Merger does not close because either OvaScience or Millendo terminates the Merger Agreement in order to accept a superior offer, the Post-Closing Financing Investor will be entitled to receive a termination fee of $1 million from the party that owes a termination fee pursuant to the Merger Agreement. The securities issued in the Post-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and the resale of the OvaScience Common Stock issued in the Post-Closing Financing will be registered pursuant to a resale registration statement on Form S-3. These shares would be issued at a price per share equal to (i) $1.2096 divided by (ii) the Exchange Ratio. In particular, the Post-Closing Financing will not occur until the completion of the Merger and the effectiveness of such Form S-3, unless such conditions are waived by the Post-Closing Financing Investor. In the event that the Merger has closed, but the Form S-3 has not gone effective, the Post-Closing Financing Investor will have the right, subject to the terms of the purchase agreement, to make the investment at any time prior to at least February 8, 2020 if it does not terminate the agreement sooner.

MATTERS BEING SUBMITTED TO A VOTE OF OVASCIENCE STOCKHOLDERS

PROPOSAL NO. 1:
APPROVAL OF THE MERGER AND THE ISSUANCE OF COMMON STOCK IN THE MERGER

        At the Special Meeting, OvaScience Stockholders will be asked to approve the Merger and the issuance of OvaScience Common Stock to Millendo Stockholders pursuant to the Merger Agreement. As of the date of the execution of the Merger Agreement, it was determined that immediately after the consummation of the Merger, based solely on the sample Exchange Ratio of 0.1173 set forth below, Millendo Securityholders would have owned approximately 82% of the Fully Diluted Closing OvaScience Common Stock (as defined below), and OvaScience Securityholders would have owned approximately 18% of the Fully Diluted Closing OvaScience Common Stock (as defined below), subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement. The initial estimate of the Exchange Ratio set forth below assumed (i) that OvaScience would have between $40 million and $42 million in net cash immediately prior to Closing, (ii) a Pre-Closing Financing amount of $30.0 million, (iii) OvaScience outstanding shares and options as of the Closing would be equal to 3,721,460 (on a post reverse stock split basis), (iv) Millendo shares as of the Closing would be equal to 148,171,273 (on a fully-diluted, as-converted basis) and (v) a reverse stock split of every 10 shares of outstanding OvaScience Common Stock being combined and reclassified into one share of OvaScience Common Stock). Shares of Millendo Common Stock that are issued in the Pre-Closing Financing will be converted into shares of OvaScience Common Stock in the Merger. Accordingly, by approving Proposal No. 1, OvaScience Stockholders will also be approving the issuance of shares of OvaScience Common Stock to be issued in exchange for all shares of Millendo Common Stock that are sold in the Pre-Closing Financing.

        The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined organization to existing Millendo Securityholders. Based on the assumptions described above, the Exchange Ratio would be equal to approximately 0.1173 post-reverse stock shares of OvaScience Common Stock for each share of Millendo Common Stock. The Exchange Ratio is subject to change based on the amount of OvaScience net cash, changes in the capitalization of OvaScience or Millendo prior to the Closing and the amount raised by Millendo in the Pre-Closing Financing (and as a result, OvaScience Securityholders and Millendo Securityholders could own more or less of the combined organization). Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock. OvaScience currently estimates, assuming for this purpose a closing date of November 30, 2018, that (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be approximately $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares.

        As described above, changes in the amount of OvaScience's net cash between the signing of the Merger Agreement and the Closing and the amount of any additional financing consummated by Millendo at or before the Closing could result in relative ownership percentages that are different than those described above.

        The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of OvaScience Common Stock in the Merger are described in detail in the other sections in this proxy statement/prospectus/information statement. A copy of the Merger Agreement, as amended, is attached to this proxy statement/prospectus/information statement as Annex A.

Required Vote

        The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required to approve Proposal No. 1.

        THE OVASCIENCE BOARD OF DIRECTORS RECOMMENDS THAT THE OVASCIENCE STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 1 TO APPROVE THE MERGER AND THE ISSUANCE OF OVASCIENCE COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

 PROPOSAL NO. 2:
APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF OVASCIENCE EFFECTING THE REVERSE STOCK SPLIT

General

        At the Special Meeting, OvaScience Stockholders will be asked to approve an amendment to the certificate of incorporation of OvaScience effecting the Reverse Stock Split. Upon the effectiveness of the restated certificate of incorporation of OvaScience effecting the Reverse Stock Split (the "Split Effective Time"), the issued shares of OvaScience Common Stock immediately prior to the Split Effective Time will be reclassified into a smaller number of shares such that an OvaScience Stockholder will own one new share of OvaScience Common Stock for every 5 to 15 shares (or any number in-between and as determined by OvaScience and Millendo) of issued OvaScience Common Stock held by that stockholder immediately prior to the Split Effective Time.

        If Proposal No. 2 is approved, the Reverse Stock Split would become effective in connection with the Closing. However, if the Merger is not approved or consummated, the OvaScience Board may elect to proceed with the Reverse Stock Split even in the absence of completion of the Merger. The OvaScience Board of Directors may effect only one reverse stock split in connection with this Proposal No. 2. The OvaScience Board of Directors' decision will be based on a number of factors, including market conditions, existing and expected trading prices for OvaScience Common Stock and the listing requirements of Nasdaq.

        The form of the amendment to the restated certificate of incorporation of OvaScience to effect the Reverse Stock Split, as more fully described below, will effect the Reverse Stock Split but will not change the number of authorized shares of OvaScience Common Stock or preferred stock, or the par value of OvaScience Common Stock or OvaScience preferred stock.

Purpose

        The OvaScience Board of Directors approved the proposal approving the amendment to the certificate of incorporation of OvaScience effecting the Reverse Stock Split for the following reasons:

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  the OvaScience Board of Directors believes effecting the Reverse Stock Split may be an effective means of avoiding a delisting of OvaScience Common Stock from the Nasdaq Capital Market;

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  the OvaScience Board of Directors believes a higher stock price may help generate investor interest in OvaScience and help OvaScience attract and retain employees; and

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  the approval of the Reverse Stock Split is required in order to make sufficient shares of OvaScience Common Stock available for issuance pursuant to the Merger Agreement.

        If the Reverse Stock Split successfully increases the per share price of OvaScience Common Stock, the OvaScience Board of Directors believes this increase may increase trading volume in OvaScience Common Stock.

Requirements for Listing on the Nasdaq Capital Market

        As of October 31, 2018, the OvaScience Common Stock is listed on The Nasdaq Capital Market under the symbol "OVAS."

        According to Nasdaq rules, an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require OvaScience to have, among other things, a $4.00 per share minimum bid price upon the Closing. Therefore, the Reverse Stock Split will be necessary in order to consummate the Merger.

        One of the effects of the Reverse Stock Split will be to effectively increase the proportion of authorized shares that are unissued relative to those which are issued. This could result in OvaScience's management being able to issue more shares without further stockholder approval. For example, before the Reverse Stock Split, OvaScience's authorized but unissued shares immediately prior to the Closing would be approximately 64.2 million compared to shares issued of approximately 35.8 million. If OvaScience effects the Reverse Stock Split using a 1:10 ratio, its authorized but unissued shares immediately following the Closing would be approximately 96.4 million compared to shares issued of approximately 3.6 million. OvaScience currently has no plans to issue shares other than in connection with the Merger, and to satisfy obligations under OvaScience Options from time to time as OvaScience Options are exercised. The Reverse Stock Split will not affect the number of authorized shares of OvaScience Common Stock, which will continue to be authorized pursuant to the certificate of incorporation of OvaScience.

Potential Increased Investor Interest

        On October 31, 2018, OvaScience Common Stock closed at $0.71 per share. An investment in OvaScience Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the OvaScience Board of Directors believes that most investment funds are reluctant to invest in lower priced stocks.

        There are risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in an increase in the per share price of OvaScience Common Stock.

        OvaScience cannot predict whether the Reverse Stock Split will increase the market price for the OvaScience Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

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  the market price per share of OvaScience Common Stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of OvaScience Common Stock outstanding before the Reverse Stock Split;

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  the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

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  the Reverse Stock Split will result in a per share price that will increase the ability of OvaScience to attract and retain employees; or

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  the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that OvaScience will otherwise meet the requirements of Nasdaq for inclusion for trading on the Nasdaq Capital Market, including the $4.00 minimum bid price upon the Closing.

        The market price of OvaScience Common Stock will also be based on the performance of OvaScience and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of OvaScience Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of OvaScience may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of OvaScience Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.

Principal Effects of the Reverse Stock Split

        The amendment to the restated certificate of incorporation of OvaScience effecting the Reverse Stock Split is set forth in Annex D to this proxy statement/prospectus/information statement.

        The Reverse Stock Split will be effected simultaneously for all outstanding shares of OvaScience Common Stock. The Reverse Stock Split will affect all of the OvaScience Stockholders uniformly and will not affect any OvaScience Stockholder's percentage ownership interests in OvaScience, except to the extent that the Reverse Stock Split results in any of the OvaScience Stockholders owning a fractional share. OvaScience Common Stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of OvaScience following the Merger. The Reverse Stock Split will not affect OvaScience continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates

        If the OvaScience Stockholders approve the amendment to the restated certificate of incorporation of OvaScience effecting the Reverse Stock Split, and if the OvaScience Board of Directors still believes that the Reverse Stock Split is in the best interests of OvaScience and the OvaScience Stockholders, OvaScience will file the amendment to the restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the OvaScience Board of Directors has determined to be the appropriate Split Effective Time. The OvaScience Board of Directors may delay effecting the Reverse Stock Split without resoliciting stockholder approval. Beginning at the Split Effective Time, each certificate representing pre-reverse split shares will be deemed for all corporate purposes to evidence ownership of post-reverse split shares.

        As soon as practicable after the Split Effective Time, OvaScience Stockholders will be notified that the Reverse Stock Split has been effected. OvaScience expects that the OvaScience transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-reverse split shares will be asked to surrender to the exchange agent certificates representing pre-reverse split shares in exchange for certificates representing post-reverse split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by OvaScience. In the event that Proposal No. 3 is approved, the certificates reflecting the post-reverse split shares will also reflect the change of OvaScience's corporate name to "Millendo Therapeutics, Inc." No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-reverse split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-reverse split shares. OvaScience Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

        No fractional shares will be issued in connection with the Reverse Stock Split. OvaScience Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-reverse split shares for which each post-reverse split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the OvaScience Common Stock on the Nasdaq Capital Market on the date immediately preceding the Split Effective Time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

        By approving the restated certificate of incorporation of OvaScience effecting the Reverse Stock Split, OvaScience Stockholders will be approving the combination of a range of 5 to 15 shares (or any number in between) of OvaScience Common Stock into one share of OvaScience Common Stock.

        OvaScience Stockholders should be aware that, under the escheat laws of the various jurisdictions where OvaScience Stockholders reside, where OvaScience is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by OvaScience or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, OvaScience Stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

        Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the OvaScience Board of Directors or contemplating a tender offer or other transaction for the combination of OvaScience with another company, the Reverse Stock Split proposal is not being proposed in response to any effort of which OvaScience is aware to accumulate shares of OvaScience Common Stock or obtain control of OvaScience, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the OvaScience Board of Directors and OvaScience Stockholders. Other than the proposals being submitted to the OvaScience Stockholders for their consideration at the Special Meeting, the OvaScience Board of Directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or effect a change of control of OvaScience. For more information, please see the section titled "Risk Factors—Risks Associated with OvaScience's Capital Stock," and "Description of OvaScience Capital Stock—Anti-Takeover Provisions."

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

        The following discussion is a summary of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders (as defined below) of OvaScience Common Stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder (the "Treasury Regulations"), judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of OvaScience Common Stock. OvaScience has not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Reverse Stock Split.

        This discussion is limited to holders who hold their OvaScience Common Stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of an OvaScience Stockholder, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of OvaScience Common Stock that are subject to special rules, including, without limitation:

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  persons who are not U.S. Holders (as defined below);

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  U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

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  persons holding OvaScience Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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  banks, insurance companies and other financial institutions;

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  real estate investment trusts or regulated investment companies;

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  brokers, dealers or traders in securities;

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  S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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  tax-exempt organizations or governmental organizations;

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  persons deemed to sell OvaScience Common Stock under the constructive sale provisions of the Code;

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  persons for whom OvaScience Common Stock constitutes "qualified small business stock" within the meaning of Section 1202 of the Code or as Section 1244 stock for purposes of Section 1244 of the Code;

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  persons who hold or receive OvaScience Common Stock pursuant to the exercise of any employee stock options or otherwise as compensation; and

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  tax-qualified retirement plans.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of OvaScience Common Stock that, for U.S. federal income tax purposes, is or is treated as:

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  an individual who is a citizen or resident of the United States;

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  a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

        If an entity treated as a partnership for U.S. federal income tax purposes holds OvaScience Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding OvaScience Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        In addition, the following discussion does not address the tax consequences of the Reverse Stock Split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effected before, after or at the same time as the Reverse Stock Split, whether or not they are in connection with the Reverse Stock Split.

        HOLDERS OF OVASCIENCE COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR

PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

        The Reverse Stock Split should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a U.S. Holder of OvaScience Common Stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of OvaScience Common Stock, as discussed below. A U.S. Holder's aggregate tax basis in the shares of OvaScience Common Stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of the OvaScience Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of OvaScience Common Stock), and such U.S. Holder's holding period in the shares of OvaScience Common Stock received should include the holding period in the shares of OvaScience Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of OvaScience Common Stock surrendered to the shares of OvaScience Common Stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. Holders of shares of OvaScience Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

        A U.S. Holder of OvaScience Common Stock that receives cash in lieu of a fractional share of OvaScience Common Stock pursuant to the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the shares of OvaScience Common Stock surrendered that is allocated to such fractional share of OvaScience Common Stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder's holding period for OvaScience Common Stock surrendered exceeded one year at the Split Effective Time.

Information Reporting and Backup Withholding

        Payments of cash made in lieu of a fractional share of OvaScience Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of OvaScience Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

        Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of OvaScience Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

        The affirmative vote of holders of a majority of the outstanding shares of OvaScience Common Stock having voting power outstanding on the Record Date for the Special Meeting is required to approve the amendment to the restated certificate of incorporation of OvaScience effecting the Reverse Stock Split, at a ratio mutually agreed to by OvaScience and Millendo in the range of one new share for every 5 to 15 shares outstanding (or any number in between).

        THE OVASCIENCE BOARD OF DIRECTORS RECOMMENDS THAT OVASCIENCE STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF OVASCIENCE EFFECTING THE REVERSE STOCK SPLIT.

 PROPOSAL NO. 3:
APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF OVASCIENCE EFFECTING THE OVASCIENCE NAME CHANGE

        At the Special Meeting, OvaScience Stockholders will be asked to approve an amendment to the certificate of incorporation of OvaScience to effect the OvaScience Name Change. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Millendo's product candidates and product candidate pipeline following the consummation of the Merger. OvaScience's management believes that the current name will no longer accurately reflect the business of OvaScience and the mission of OvaScience subsequent to the consummation of the Merger.

Required Vote

        The affirmative vote of holders of a majority of the outstanding shares of OvaScience Common Stock having voting power outstanding on the Record Date for the Special Meeting is required to approve the amendment to the restated certificate of incorporation to effect the OvaScience Name Change.

        This Proposal No. 3 is conditioned upon the consummation of the Merger. If the Merger is not completed or the Stockholders do not approve Proposal No. 3, OvaScience's name will not be changed.

        THE OVASCIENCE BOARD OF DIRECTORS RECOMMENDS THAT OVASCIENCE STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF OVASCIENCE EFFECTING THE OVASCIENCE NAME CHANGE.

 PROPOSAL NO. 4:
APPROVAL OF AN AMENDMENT TO THE OVASCIENCE 2012 STOCK INCENTIVE PLAN

        OvaScience currently maintains the 2012 Plan, which was originally approved by the OvaScience Board of Directors in March 2012 and which the OvaScience Stockholders originally approved in March 2012. The 2012 Plan, as amended, was approved by the OvaScience Stockholders at an annual meeting on June 13, 2014. The Board of Directors of OvaScience has approved an amendment to the 2012 Plan, subject to approval by the OvaScience Stockholders at the Special Meeting and consummation of the Merger, to increase the number of shares of OvaScience Common Stock reserved for issuance thereunder. In this Proposal No. 4, OvaScience's Board of Directors is requesting OvaScience Stockholder approval of that amendment to the 2012 Plan.

        The discussion that follows is qualified in all respects to the terms of the amendment to the 2012 Plan, a copy of which is attached as Annex F. OvaScience Stockholders should refer to the amendment to the 2012 Plan for more complete and detailed information about the terms and conditions of the amendment to the 2012 Plan. If the Merger is not consummated for any reason or stockholders do not approve the amendment to the 2012 Plan, the amended 2012 Plan will not become effective and OvaScience may continue to grant awards under the 2012 Plan, subject to its current terms, conditions and limitations. Below is a summary of certain key provisions of the amendment to the 2012 Plan. The summary is qualified in its entirety by reference to the full text of the amendment to the 2012 Plan.

        The 2012 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock units and other stock-based or cash awards to eligible employees, officers, directors and consultants. As of September 1, 2018, there were 3,243,408 shares of OvaScience Common Stock available for grant under the 2012 Plan. As of September 1, 2018, stock options to purchase approximately 4,414,775 shares were outstanding under the 2012 Plan. Based solely on the closing price of OvaScience's Common Stock as reported on the Nasdaq Global Market on October 26, 2018 of $0.73 and the maximum number of shares that would have been available for awards as of such date (and assuming that no outstanding awards under the 2012 Plan are forfeited, cancelled or terminated as of such date), the maximum aggregate market value of the shares that could potentially be issued under the 2012 Plan is $3.2 million. The 2012 Plan currently contains an "evergreen provision" which allows for an automatic annual increase in the number of shares available for issuance under the 2012 Plan on January 1 of each year. The annual increase in the number of shares provided for in the 2012 Plan was equal to the lesser of:

  •
  975,000 shares;

  •
  4% of the outstanding shares of OvaScience Common Stock on the first day of each fiscal year; or

  •
  an amount determined by the OvaScience Board of Directors.

        The proposed amendment to the 2012 Plan will also remove this "evergreen" provision.

        OvaScience's Board of Directors has approved the amendment to the 2012 Plan, subject to OvaScience Stockholder approval and completion of the Merger, to increase the aggregate number of shares authorized for issuance under the 2012 Plan. After adjusting to give effect to the Reverse Stock Split using a potential ratio of 1:10, 324,340 shares of OvaScience Common Stock would have been available for grant under the 2012 Plan as of September 1, 2018 and the proposed amendment would increase the aggregate number of shares authorized for issuance under the 2012 Plan by 671,000 shares.

        The primary purpose of the proposed amendment to the 2012 Plan is to provide the combined organization with appropriate capacity to issue equity compensation following the Closing. OvaScience believes that stock options and other stock-based awards are a critical part of the compensation package offered to new, existing and key employees and an important tool in its ability to attract and retain talented personnel, particularly following the Merger. OvaScience recognizes that equity compensation awards dilute stockholder equity and must be used judiciously. OvaScience's equity compensation practices are designed to be in line with industry norms, and OvaScience believes its historical share usage has been responsible and mindful of stockholder interests. The OvaScience Board of Directors believes that the increase in the reserve by 671,000 shares, which number of shares reflects the Reverse Stock Split, will provide the combined organization with a reasonable number of shares.

Summary of the 2012 Plan

        The following is a summary of the terms of the 2012 Plan. This summary is qualified in its entirety by reference to the complete text of the amendment to the 2012 Plan, which is attached as Annex F to this proxy statement/prospectus/information statement and incorporated herein by reference. The summary is not intended to be a complete description of the terms of the 2012 Plan.

        Plan Administration.    OvaScience's compensation committee (the "OvaScience Compensation Committee") administers the 2012 Plan and, subject to any limitations in the 2012 Plan, selects the recipients of awards and determines (1) the number of shares of OvaScience's Common Stock covered by options and the dates upon which the options become exercisable; (2) the type of options to be granted; (3) the duration of options, which may not be in excess of ten years; (4) the exercise price of options, which must be at least equal to the fair market value of OvaScience's Common Stock on the date of grant; and (5) the number of shares of OvaScience's Common Stock subject to and the terms of any stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

        Eligibility and Limitations on Grants.    OvaScience's employees, officers, directors, consultants and advisors are eligible to receive awards under the 2012 Plan, including its nine directors and executive officers, of which six are non-employee directors. Incentive stock options may only be granted to OvaScience's employees. Approximately 23 individuals are eligible to participate in the 2012 Plan. Following consummation of the Merger, approximately 21 individuals will be eligible to participate in the amended 2012 Plan, including six non-employee directors. The maximum number of shares of OvaScience Common Stock with respect to which awards may be granted to any participant under the 2012 Plan is 1,000,000 per calendar year. For purposes of this limit on the maximum number of shares that may be awarded to any participant, the combination of an option in tandem with a stock appreciation right will be treated as a single award.

        Performance Measures.    For certain awards granted under the 2012 Plan to a Covered Employee (as defined in Section 162(m) of the Code) that are designed to qualify as "performance-based compensation" under Section 162(m) of the Code, the 2012 Plan provides that a committee composed of two or more outside directors as defined under Section 162(m) of the Code must make performance-based awards that may require that the degree of granting, vesting, and/or payout of such awards be conditioned on the satisfaction of performance criteria related to the following objectives of OvaScience: scientific progress, product development progress, business development progress, net income/(loss) and earnings/(loss) before or after discontinued operations, interest, taxes, depreciation and/or amortization, operating profit/(loss) before or after discontinued operations and/or taxes, sales, sales growth, earnings growth, cash flow or cash position, gross margins, stock price, financings (issuance of debt or equity), refinancings, market share, return on sales, assets, equity or investment, improvement of financial ratings, achievement of balance sheet or income statement objectives or total stockholder return. Such awards may be based on absolute entity or business unit performance compared to peer group performance, or other external measure of the performance criteria. The committee may adjust performance measures to exclude one or more of: (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset, (vi) fluctuation in foreign currency exchange rates, and (vi) charges for restructuring programs. Such performance measures: (i) may vary by participant and may be different for different awards; (ii) may be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works and may cover such period as may be specified by the committee; and (iii) shall be set by the committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code.

        Stock Options.    The 2012 Plan permits the granting of (1) stock options intended to qualify as incentive stock options under Section 422 of the Code and (2) stock options that do not so qualify. Options granted under the 2012 Plan will be non-qualified options if they are granted to a participant who is not an employee of OvaScience or otherwise fail to qualify as incentive options including or exceeding the $100,000 annual vesting limit on incentive stock options. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors and consultants. The exercise price of each option will be determined by the OvaScience Compensation Committee but may not be less than 100% of the fair market value of OvaScience Common Stock on the date of grant.

        The term of each option will be fixed by the OvaScience Compensation Committee unless delegated to an officer and may not exceed ten years from the date of grant. The OvaScience Compensation Committee determines at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the OvaScience Board of Directors. Options may be exercised in whole or in part with written notice to OvaScience.

        Stock Appreciation Rights.    The OvaScience Compensation Committee may award grants consisting of stock appreciation rights, entitling the holder to receive an amount of OvaScience Common Stock or cash, or a combination thereof. The amount shall be determined by reference to the measurement price, which shall be set by the OvaScience Compensation Committee and shall not be less than 100% of the fair market value on the date the right is granted.

        Each stock appreciation right shall be exercisable at such times and subject to such terms and conditions as the OvaScience Compensation Committee may specify in the stock appreciation rights agreement. Stock appreciation rights may be exercised by delivery to OvaScience of a notice in a form approved by OvaScience, together with any other documents required. No stock appreciation rights will be granted with a term in excess of ten years.

        Restricted Stock and Restricted Stock Units.    OvaScience's Board of Directors may award shares to participants subject to such conditions and restrictions as the OvaScience Compensation Committee may determine. These conditions and restrictions may include the achievement of certain performance goals described above and/or continued employment with OvaScience through a specified restricted period.

        Stock-Based Awards.    The OvaScience Compensation Committee may award other stock-based awards valued by reference to or otherwise based on shares of OvaScience Common Stock or other property subject to such conditions and restrictions as the OvaScience Compensation Committee may determine. These conditions and restrictions may include the achievement of certain performance goals described above and/or continued employment with us through a specified restricted period.

        Tax Withholding.    Participants in the 2012 Plan are responsible for the payment of any federal, state or local income taxes, employment taxes or other amounts that OvaScience is required by law to withhold upon any option exercise or vesting of awards. OvaScience may withhold from the participant's compensation, if any, or may require that the participant make a cash payment to OvaScience for the statutory minimum amount of such withholdings, or subject to approval by the OvaScience Compensation Committee, by transferring to OvaScience shares having a value equal to the amount of such taxes.

        Change in Control Provisions.    The 2012 Plan provides that upon a merger or other reorganization event, the OvaScience Board of Directors may, in its sole discretion, take any one or more of the following actions, as to awards other than restricted stock: (i) provide that such awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof); (ii) upon written notice to a participant, provide that all of the participant's unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant; (iii) provide that outstanding awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such reorganization event; (iv) in the event of a reorganization event under the terms of which holders of OvaScience Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of Common Stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the organization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; (v) provide that, in connection with a liquidation or dissolution of OvaScience, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); and (vi) any combination of the foregoing.

        Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock will inure to the benefit of the successor company and will, unless the OvaScience Board of Directors determines otherwise, apply to the cash, securities or other property into which the common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to such restricted stock; provided, however, that the OvaScience Board of Directors may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any restricted stock or any other agreement between a participant and OvaScience, either initially or by amendment. Upon the occurrence of a reorganization event involving a liquidation or dissolution, except to the extent specifically provided to the contrary in the instrument evidencing any restricted stock or any other agreement between a participant and OvaScience, all restrictions and conditions on all restricted stock then outstanding shall automatically be deemed terminated or satisfied.

        Prior to the Closing, OvaScience's board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised option to purchase shares of OvaScience Common Stock, whether vested or unvested, will be accelerated in full effective as of immediately prior to the Effective Time, and each such option will survive the Closing and remain outstanding in accordance with its terms. The number of shares of OvaScience Common Stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect the proposed Reverse Stock Split to be implemented prior to the Closing.

        Amendments and Termination.    The OvaScience Board of Directors may amend, suspend or terminate the 2012 Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements. While OvaScience's Common Stock is currently listed on The Nasdaq Capital Market, OvaScience may not, without stockholder consent, amend, cancel or take any action under the 2012 Plan that constitutes a "repricing" within the meaning of the rules of The Nasdaq Capital Market.

Duration of 2012 Stock Incentive Plan

        The 2012 Plan will terminate on March 27, 2022.

Federal Income Tax Considerations

        The material federal income tax consequences of the issuance and exercise of stock options and other awards under the 2012 Plan, based on the current provisions of the Code and regulations, are as follows. Changes to these laws could alter the tax consequences described below. This summary assumes that all awards granted under the 2012 Plan are exempt from or comply with, the rules under Section 409A of the Code related to non-qualified deferred compensation.

Incentive Stock Options:	Incentive stock options are intended to qualify for treatment under Section 422 of the Code. An incentive stock option does not result in taxable income to the optionee or deduction to us at the time it is granted or exercised, provided that no disposition is made by the optionee of the shares acquired pursuant to the option within two years after the date of grant of the option nor within one year after the date of issuance of shares to the optionee (referred to as the "ISO holding period"). However, the difference between the fair market value of the shares on the date of exercise and the option price will be an item of tax preference includible in "alternative minimum taxable income" of the optionee. Upon disposition of the shares after the expiration of the ISO holding period, the optionee will generally recognize long term capital gain or loss based on the difference between the disposition proceeds and the option price paid for the shares. If the shares are disposed of prior to the expiration of the ISO holding period, the optionee generally will recognize taxable compensation, and OvaScience will have a corresponding deduction, in the year of the disposition, equal to the excess of the fair market value of the shares on the date of exercise of the option over the option price. Any additional gain realized on the disposition will normally constitute capital gain. If the amount realized upon such a disqualifying disposition is less than fair market value of the shares on the date of exercise, the amount of compensation income will be limited to the excess of the amount realized over the optionee's adjusted basis in the shares.
Non-Qualified Options:
Options otherwise qualifying as incentive stock options, to the extent the aggregate fair market value of shares with respect to which such options are first exercisable by an individual in any calendar year exceeds $100,000, and options designated as non-qualified options will be treated as options that are not incentive stock options.

A non-qualified option ordinarily will not result in income to the optionee or deduction to us at the time of grant. The optionee will recognize compensation income at the time of exercise of such non-qualified option in an amount equal to the excess of the then value of the shares over the option price per share. Such compensation income of optionees may be subject to withholding taxes, and a deduction may then be allowable to us in an amount equal to the optionee's compensation income.

An optionee's initial basis in shares so acquired will be the amount paid on exercise of the non-qualified option plus the amount of any corresponding compensation income. Any gain or loss as a result of a subsequent disposition of the shares so acquired will be capital gain or loss.

Stock Grants:	With respect to stock grants under the 2012 Plan that result in the issuance of shares that are either not restricted as to transferability or not subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of shares received. Thus, deferral of the time of issuance will generally result in the deferral of the time the grantee will be liable for income taxes with respect to such issuance. OvaScience is generally entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.

With respect to stock grants involving the issuance of shares that are restricted as to transferability and subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of the shares received at the first time the shares become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier. A grantee may elect to be taxed at the time of receipt of shares rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the grantee subsequently forfeits such shares, the grantee would not be entitled to any tax deduction, including as a capital loss, for the value of the shares on which he previously paid tax. The grantee must file such election with the IRS within 30 days of the receipt of the shares. OvaScience generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
Stock Units:
The grantee recognizes no income until the issuance of the shares. At that time, the grantee must generally recognize ordinary income equal to the fair market value of the shares received. OvaScience generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.

New Plan Benefits

        The following table shows the total number of awards that would be made under the 2012 Plan, as amended, to the seven OvaScience non-employee directors who will serve as directors after the Merger as annual grants pursuant to the OvaScience 2018 Non-Employee Director Compensation Policy. The annual grants have an exercise price equal to the fair market value of OvaScience Common Stock on the date of grant and vest monthly over one year.

2012 Plan
Name and Position	Number of Units
Non-Executive Directors	84,000

        Except as set forth in the table above, the amounts of future grants under the 2012 Plan, as amended, are not determinable and will be granted at the sole discretion of the Compensation Committee or other delegated persons. Neither the persons who will receive such awards under the Plan nor the amount or types of any such awards can be determined at this time, including any future awards to the OvaScience named executive officers, current executive officers or any non-executive officer employees.

Plan Benefits

        The following table shows, for each of the named executive officers and the various groups indicated, the number of stock options underlying shares of OvaScience Common Stock that have been granted (even if not currently outstanding) under the 2012 Plan since its approval by the stockholders in 2012 and through September 1, 2018.

2012 Plan
Name and Position	Number of Shares (#)
Christopher Kroeger	2,498,106
Chief Executive Officer
Jonathan Gillis	281,145
Senior Vice President, Finance
Michelle Dipp	1,610,699
Former Executive Chair
Christophe Couturier	145,750
Former Chief Financial Officer
All current executive officers as a group	3,261,308
All current directors who are not executive officers as a group	378,292
All employees, including all current officers who are not executive officers, as a group	878,258
Each associate of any executive officers, current directors or director nominees	—
Each other person who received or is to receive 5% of awards	—

Required Vote

        The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required to approve Proposal No. 4.

        This Proposal No. 4 is conditioned upon the consummation of the Merger. If the Merger is not completed or the Stockholders do not approve Proposal No. 4, the amendment to the 2012 Plan will not become effective.

THE OVASCIENCE BOARD OF DIRECTORS RECOMMENDS THAT OVASCIENCE STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 4 TO APPROVE AN AMENDMENT TO THE 2012 PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER.

 PROPOSAL NO. 5:
ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION

        Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act requires that OvaScience seek a non-binding advisory vote from its Stockholders to approve the compensation that will be paid or may become payable to OvaScience's named executive officers in connection with the merger. For further information, see the section titled "The Merger—Interests of the OvaScience Directors and Executive Officers in the Merger—Golden Parachute Compensation" beginning on page 179 of this proxy statement/prospectus/information statement. As required by these provisions, OvaScience is asking its stockholders to vote on the adoption of the following resolution:

  "RESOLVED, that the compensation that will be paid or may become payable to OvaScience's named executive officers in connection with or subsequent to the Merger, as disclosed in the section titled "The Merger—Interests of the OvaScience Directors and Executive Officers in the Merger—Golden Parachute Compensation" and the agreements or understandings pursuant to which such compensation will be paid or may become payable, are hereby APPROVED."

        As this vote is advisory, it will not be binding upon OvaScience's board of directors or compensation committee and neither the OvaScience Board of Directors nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the Merger. The vote with respect to this proposal is an advisory vote and will not be binding on OvaScience or Millendo. Therefore, regardless of whether OvaScience Stockholders approve this proposal, if the Merger is approved by the Stockholders and completed, the Merger-related compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

Required Vote

        The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter (not counting "abstentions" or "broker non-votes" as votes cast) is required for the approval, on a non-binding, advisory basis, of the compensation that will be paid or may become payable to OvaScience's named executive officers in connection with the Merger.

        OVASCIENCE'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL NO. 5 TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, THE "GOLDEN PARACHUTE" COMPENSATION.

 PROPOSAL NO. 6:
APPROVAL OF THE ISSUANCE OF OVASCIENCE COMMON STOCK IN ACCORDANCE WITH NASDAQ LISTING RULE 5635(a)

        The OvaScience Common Stock is currently listed on The Nasdaq Global Market and as of October 31, 2018, is listed on the Nasdaq Capital Market. As such, OvaScience is subject to Nasdaq listing rules. Nasdaq Listing Rule 5635(a) ("Rule 5635(a)") requires OvaScience to obtain stockholder approval prior to the issuance of OvaScience Common Stock in connection with the acquisition of another company if such OvaScience Common Stock is not issued in a public offering and (i) has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of OvaScience Common Stock (or securities convertible into or exercisable for OvaScience Common Stock); or (ii) the number of shares of OvaScience Common Stock to be issued is or will be equal to or in excess of 20% of the number of shares of OvaScience Common Stock outstanding prior to the issuance.

        At the Special Meeting, OvaScience Stockholders will be asked to approve the issuance of up to $20.0 million of OvaScience Common Stock in a non-public offering (the "Post-Closing Financing") subject to Rule 5635(a), which is expected to occur immediately following the closing of the Merger and which is separate from the Pre-Closing Financing described elsewhere in this proxy statement/prospectus/information statement. OvaScience and Millendo have entered into a stock purchase agreement with an investor (the "Post-Closing Financing Investor") pursuant to which these shares of OvaScience Common Stock will be issued following the closing of the Merger. Further, OvaScience has entered into a registration rights agreement with the Post-Closing Financing Investor providing for the registration of the resale by such Investor of these shares. The stock purchase agreement may be terminated as follows: (i) at any time prior to the closing of the Post-Closing Financing and prior to termination of the Merger Agreement by mutual written consent of OvaScience, Millendo and the Post-Closing Financing Investor, (ii) at any time prior to the closing of the Post-Closing Financing and following termination of the Merger Agreement by either OvaScience, Millendo or the Post-Closing Financing Investor, (iii) by the Post-Closing Financing Investor if the closing of the Post-Closing Financing has not been consummated by February 8, 2019, (iv) by Millendo or OvaScience if the closing of the Post-Closing Financing has not been consummated by February 8, 2020 or (v) by Millendo, OvaScience, or the Post-Closing Financing Investor if the Post-Closing Financing would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. If the Merger does not close because either OvaScience or Millendo terminates the Merger Agreement in order to accept a superior offer, the Post-Closing Financing Investor will be entitled to receive a termination fee of $1 million from the party that owes a termination fee pursuant to the Merger Agreement. The shares of OvaScience Common Stock issued in the Post-Closing Financing will be counted for the purpose of determining whether the 20% limit under Rule 5635(a) has been reached. The resale of the OvaScience Common Stock issued in the Post-Closing Financing will be registered with the SEC pursuant to a separate resale registration statement on Form S-3. These shares would be issued at a price per share equal to (i) $1.2096 divided by (ii) the Exchange Ratio. The Post-Closing Financing will not occur until the completion of the Merger and the effectiveness of such Form S-3, unless such conditions are waived by the Post-Closing Financing Investor. In the event that the Merger has closed, but the Form S-3 has not gone effective, the Post-Closing Financing Investor will have the right, subject to the terms of the stock purchase agreement, to make the investment at any time prior to at least February 8, 2020 if it does not terminate the agreement sooner.

        The issuance of shares of OvaScience Common Stock in the Post-Closing Financing will dilute, and thereby reduce, each existing stockholder's proportionate ownership of OvaScience Common Stock. Assuming the current estimates with respect to OvaScience's net cash and the Exchange Ratio at Closing and that (i) the OvaScience Board of Directors (after obtaining the required stockholder approval pursuant to Proposal No. 2) effects the Reverse Stock Split using a 1:10 split ratio,

(ii) OvaScience issues the expected $20.0 million of OvaScience Common Stock in the Post-Closing Financing, and (iii) a Pre-Closing Financing amount of approximately $29.5 million, it is expected that OvaScience will issue approximately 1,769,179 shares of OvaScience Common Stock in the Post-Closing Financing. Accordingly, immediately following the Post-Closing Financing, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock, (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. The Post-Closing Financing will not occur until the completion of the Merger and the effectiveness of such Form S-3, unless such conditions are waived by the Post-Closing Financing Investor. In the event that the Merger has closed, but the Form S-3 has not gone effective, the Post-Closing Financing Investor will have the right, subject to the terms of the purchase agreement, to make the investment at any time prior to at least February 8, 2020, if it does not terminate the agreement sooner.

        Changes in the size of the Post-Closing Financing and the Pre-Closing Financing, the difference between the actual Reverse Stock Split ratio and the assumed Reverse Stock Split ratio and the amount of OvaScience's net cash at Closing could result in relative ownership percentages that are different than those described above.

        Certain terms of the Post-Closing Financing are described in the section titled "Agreements Related to the Merger—Post-Closing Financing" beginning on page 227 of this proxy statement/prospectus/information statement.

Required Vote

        The affirmative vote of the majority of votes cast in person or by proxy at the Special Meeting is required to approve the issuance of OvaScience Common Stock in the Post-Closing Financing. Abstentions and broker non-votes will have no effect on the outcome of this proposal because they are not considered as votes cast.

        THE OVASCIENCE BOARD OF DIRECTORS RECOMMENDS THAT OVASCIENCE STOCKHOLDERS VOTE "FOR" THIS PROPOSAL NO. 6 TO APPROVE THE ISSUANCE OF OVASCIENCE COMMON STOCK IN THE POST-CLOSING FINANCING.

 PROPOSAL NO. 7:
APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

        If OvaScience fails to receive a sufficient number of votes to approve Proposal Nos. 1 or 2, OvaScience may propose to adjourn the Special Meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1 or 2. OvaScience currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve Proposal Nos. 1 and 2. The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required to approve the adjournment of the Special Meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1 or 2.

THE OVASCIENCE BOARD OF DIRECTORS RECOMMENDS THAT THE OVASCIENCE STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 7 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 or 2.

 OVASCIENCE BUSINESS

Overview

        OvaScience is a company that has historically focused on the development of novel treatment options for women and couples struggling with infertility. These treatments are based on a proprietary technology platform that leverages the breakthrough discovery of egg precursor, or EggPCSM, cells.

        OvaScience announced in May 2018 that its management team and Board of Directors had initiated a process to explore a range of strategic alternatives for enhancing shareholder value, including the potential sale or merger of OvaScience.

        In conjunction with these decisions, OvaScience announced in May 2018 that it would restructure its organization to streamline operations and reduce its cost structure, including reducing its workforce by approximately 70 percent. The majority of the reduction in personnel was completed by June 30, 2018.

        Following an extensive process of evaluating strategic alternatives for OvaScience and identifying and reviewing potential candidates for a strategic acquisition or other transaction, on August 8, 2018, OvaScience and Millendo entered into the Merger Agreement under which OvaScience would acquire Millendo in a stock transaction. If the Merger is completed, the business of Millendo will continue as the business of the combined organization, as described in the section titled "Millendo Business" in this proxy statement/prospectus/information statement.

        OvaScience expects to devote significant time and resources to completion of the Merger. However, there can be no assurance that such activities will result in the completion of the Merger. Further, the completion of the Merger ultimately may not deliver the anticipated benefits or enhance shareholder value.

        If the Merger is not completed, OvaScience will reconsider its strategic alternatives and could pursue one of the following courses of action, which OvaScience currently believes to be the most likely alternatives if the Merger with Millendo is not completed:

  •
  Pursue another strategic transaction.  OvaScience may resume its process of evaluating a potential strategic transaction.

  •
  Dissolve and liquidate its assets.  If, for any reason, the Merger does not close, the OvaScience Board of Directors currently intends to attempt to complete another strategic transaction like the Merger or sell or otherwise dispose of the various assets of OvaScience. If the OvaScience Board of Directors determines to sell or otherwise dispose of the various assets of OvaScience, any remaining cash proceeds would be distributed to its stockholders. In that event, OvaScience would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying the OvaScience obligations and setting aside funds for reserves.

        OvaScience cannot predict whether or to what extent it might resume its previous level of research and development activities, including clinical trials, or what its future cash needs would be for any such activities. OvaScience has also implemented operating cost reductions, organizational restructuring, including recent reductions in OvaScience's workforce, to reduce overall cash burn and facilitate OvaScience's pursuit of strategic initiatives.

OvaScience's Historical Business and Programs

        EggPC cells are undifferentiated germ cells from fetal development that may have the capacity to mature into eggs (White et al., Nature Medicine 2012). The cells reside in the outer ovarian cortex, and are believed to be largely dormant in situ in humans. The existence of EggPC cells has been widely accepted in lower species, such as worms, flies, and teleost fish, (Woods and Tilly, Semin Reprod Med 2013), and there is a large and growing body of evidence for EggPC cells in mammals and humans (White et al., Nature Medicine 2012; Dunlop et al., Lancet 2014; Bai et al., Cell Prolif 2013; Wolff et al., Reprod Sci 2014). OvaScience's portfolio of treatment options uses its patented technology, including proprietary methods to isolate EggPC cells from a woman's own ovarian tissue.

        The need for new fertility treatment options is significant and growing. Based on estimates from the World Bank and CDC there are approximately 1.3 billion women worldwide of reproductive age, and approximately 12% or 163 million of these women are estimated to be struggling with infertility. Continued year-over-year growth is driven by declining total fertility rates in many markets, women delaying childbirth, increasing prevalence of obesity and chronic conditions associated with infertility, and increasing awareness and acceptance of infertility treatment.

        IVF represents the standard of care treatment for infertility. IVF outcomes are poor, however, with an average live birth rate per cycle of 28 percent based on a CDC report. For women with Diminished Ovarian Reserve, including those with Primary Ovarian Insufficiency (POI) or Poor Ovarian Reserve (POR), IVF is largely ineffective. In these women, the average live birth rate per cycle is only six percent. Market research suggests that many patients with POI or POR resort to a donor egg or adoption, with some giving up on having a child altogether (Fulcrum Research Group). Other women are unable or unwilling to undergo hormone stimulation, which is a required component of standard IVF treatment. The EggPC cell technology has the potential to offer new treatment options to these women. OvaScience's efforts were historically focused on the development of three potential EggPC cell-based treatments:

        The OvaPrimeSM treatment: OvaPrime is a potential fertility treatment that could help restore a woman's egg production. With OvaPrime, a woman's own EggPC cells are isolated from a niche within her ovary where they are quiescent and repositioned such that they receive the appropriate signals to mature in vivo into new, fertilizable eggs. The addressable market for OvaPrime is women undergoing IVF diagnosed with Diminished Ovarian Reserve, including poor ovarian response (POR) and primary ovarian insufficiency (POI). Based on a 2015 report from the CDC, this represents approximately thirty one percent of all IVF cycles, or 0.6 million women per year globally.

        The OvaTureSM treatment: OvaTure is a potential fertility treatment that eliminates the need for hormone stimulation. With OvaTure, a woman's own EggPC cells are isolated from her ovary and matured in vitro into new, fertilizable eggs. This potential treatment may be an option for all women undergoing IVF, which represents approximately 1.9 million women per year globally.

        The AUGMENTSM treatment: AUGMENT is a fertility treatment designed to improve embryo development and pregnancy rates. With AUGMENT, mitochondria from a woman's own EggPC cells are isolated and injected into the egg during IVF.

        OvaScience believes its EggPC technology has the potential to make significant advances in the treatment landscape for women and couples struggling with infertility. OvaScience believes its EggPC technology could improve IVF by:

        Increasing live birth rates and reducing the number of IVF cycles.    By restoring egg production, OvaScience believes it may increase the percentage of live births and reduce the number of IVF cycles required.

        Reducing the incidence of multiple births.    By generating higher quality eggs, OvaScience believes its EggPC technology may allow for the transfer of fewer embryos per IVF cycle and, as a result, lower the incidence of multiple births and the associated complications.

        Lowering the overall cost of the IVF process.    If OvaScience reduces the number of IVF cycles required for a live birth and the incidence of multiple births, OvaScience believes its fertility treatment options may also lower the overall costs associated with the IVF process.

        Restoring egg production for women who make too few or no eggs.    OvaPrime is designed to restore a woman's egg production by isolating a woman's own EggPC cells from a niche within her ovary where they are quiescent, and repositioning such that they receive the appropriate signals to mature in vivo into healthy, fertilizable eggs.

        Eliminating the need for hormone stimulation.    OvaTure is designed to mature EggPC cells into fertilizable eggs in vitro, or outside the body. If successful, OvaTure could eliminate the need for hormone stimulation for the maturation of multiple eggs prior to egg retrieval in the IVF process.

        Developing new treatments for diseases.    OvaXonSM is a joint venture with Intrexon that was focused on developing significant improvements in human and animal health using OvaScience's EggPC cell technology and Intrexon's synthetic biology and high throughput platform for applications.

The Discovery of Egg Precursor Cells

        In 2004, one of OvaScience's scientific founders, Jonathan Tilly, Ph.D. (who at that point in time was the co-founder and Director of the Vincent Center for Reproductive Biology at Harvard Medical School and the Massachusetts General Hospital (MGH), and currently is the Chair of the Northeastern University Department of Biology), discovered the existence of EggPC cells within the ovaries of adult mice. Subsequent research by Dr. Tilly demonstrated that these EggPC cells also exist in human ovaries and have the potential to mature into eggs and, therefore, to replenish a woman's egg supply. This research demonstrated that these EggPC cells might provide a source of fresh cellular components, such as mitochondria, that could potentially be used to enhance the health of existing eggs.

        Dr. Tilly discovered the existence of mouse EggPC cells by staining the outer cell layer of the ovary using an antibody that binds specifically to a protein found on EggPC cells called mouse VASA homologue. Following publication of this discovery in Nature Medicine in 2004, Dr. Tilly performed additional research, beginning in 2005, which demonstrated the existence of human EggPC cells in adult human ovaries. In this research, Dr. Tilly replicated the results obtained with mouse tissue using human ovarian tissue. Dr. Tilly was able to isolate precursor cells in the ovaries of reproductive age women using an antibody that binds to the human VASA analogue protein, which is found on human EggPC cells. Dr. Tilly also conducted an experiment in which human EggPC cells were isolated and expanded in vitro and then grafted into female mouse hosts and matured in vivo into eggs that exhibited a genetic signature indicating the eggs could be fertilized. Dr. Tilly's research findings with respect to human EggPC cells were published in the March 2012 issue of Nature Medicine. These findings have been corroborated by multiple independent laboratories.

        OvaScience holds an exclusive license from MGH to multiple issued patents as well as various patent applications directed to methods of identifying and isolating EggPC cells, compositions comprising EggPC cells and methods of using EggPC cells to treat infertility and related disorders.

OvaPrime

        OvaPrime is a potential fertility treatment that could help a restore a woman's egg production, and has been in clinical development. With OvaPrime, a woman's own EggPC cells are isolated from a niche within her ovary where they are quiescent and repositioned such that they receive the appropriate signals to mature in vivo into new, fertilizable eggs.

        OvaScience reported large animal toxicology and small animal proof-of-concept studies relating to OvaPrime in 2014.

        In August 2015, OvaScience completed a good laboratory practices level toxicology study in cynomolgus monkeys which demonstrated the safety of OvaPrime method in a non-human primate model. All animals survived to the scheduled necropsy and no morbidity was observed. Additionally, no significant pre-to-post within-animal changes in hematology, serum chemistry, or urinalysis were observed, and all animals reestablished menstrual cycles within 69 days of egg precursor cell reintroduction. Ovarian follicular distribution at the final necropsy was comparable in the three dosage groups, suggesting that there was no disruption to normal ovarian physiology.

        In 2016, OvaScience began a Phase 1 OvaPrime clinical trial in Canada to evaluate the safety of OvaPrime in patients with POR or POI and secondarily, assess changes in women's hormone levels, follicular development and occurrence of pregnancy.

        Each subject has one ovary exposed to the EggPC cells, while the other ovary is exposed to the EggPC vehicle as a means to have each subject serve as her own control. Results between the treatment and control ovary are examined for relevant endpoints such as antral follicle counts.

        The primary study endpoint was to evaluate the safety of all subjects regardless of pregnancy outcome. Additional exploratory endpoints included OvaPrime's effect on patients' anti-mullerian hormone (AMH), follicle stimulating hormone (FSH) and estradiol (E2) levels, as well as follicular development as measured by ultrasound.

        In January 2018, OvaScience announced initial safety data from this trial. In an interim safety analysis of the first 20 patients followed for six months post-EggPC cell reintroduction, OvaPrime was generally safe and well-tolerated. Among the first 20 patients evaluable for safety six-months post-EggPC cell reintroduction, there were no treatment related serious adverse events (SAEs) and no adverse events (AEs) related to the EggPC cells. There were seven mild AEs, four of which were deemed unrelated to OvaPrime and three of which were related to the standard laparoscopic procedure used to reintroduce EggPC cells into the ovary. No patients discontinued treatment because of an AE. The mean duration of follow-up among these 20 patients was nine months.

        OvaScience closed enrollment in this Phase 1 study at 81 patients, for a modified intent-to-treat (mITT) population of 58, and intended to progress OvaPrime into a multi-center Phase 1b/2a trial in women with POI or POR. OvaScience expected a readout of six- month safety data of all patients in the Phase 1 study by year-end 2018 and a readout of secondary endpoints by the end of the third quarter of 2019. However, based on preliminary blinded data, OvaScience did not expect this Phase 1 clinical trial to result in strong signals on its secondary endpoints. OvaScience believed this may have been due to the delivery of a sub-optimal EggPC cell dose.

        To address this concern regarding the sub-optimal delivery of EggPC cells, OvaScience improved its cell processing techniques, resulting in a substantial increase in EggPC cell yield. OvaScience also conducted preclinical animal studies to provide additional data regarding the characteristics of EggPC cells and to evaluate the increased yield and purity derived from its improved cell processing techniques. The findings from these studies were intended to inform the optimal design of OvaScience's proposed multi-center, prospective, controlled, Phase 1b/2a clinical trial. As appropriate, these enhancements in cell processing techniques were also intended to be applied to ongoing efforts with OvaTure and AUGMENT.

        Based on preliminary data from OvaScience's preclinical animal experiments and those of its academic collaborators, however, OvaScience announced in May 2018 that it had decided to scale back investments in its OvaPrime research and development efforts, including halting its planned Phase 1b/2a clinical trial.

OvaTure

        OvaTure is a potential fertility treatment that eliminates the need for hormone stimulation. With OvaTure, a woman's own EggPC cells are isolated from her ovary and matured in vitro into new, fertilizable eggs.

        In December 2013, OvaScience entered into a collaboration with Intrexon to accelerate development of OvaTure, which OvaScience refers to as the OvaTure Collaboration. The companies also formed OvaXon LLC, a joint venture, which focused principally on the generation and commercialization of low cost, elite heifer embryos for entry into the food chain.

        In 2016 and 2017, the OvaTure Collaboration generated data supporting the characterization and level of developmental competence of human EggPC cell derived-eggs, and the OvaXon joint venture generated data supporting the characterization of bovine EggPC cell derived-eggs, as well as signs of developmental competence.

        Starting in August 2017, Intrexon continued bovine EggPC work for OvaScience under the OvaTure Collaboration rather than under the OvaXon joint venture.

        On February 1, 2018, OvaScience provided Intrexon with written notice of termination of the OvaTure Collaboration, effective 90 days following notice. OvaScience believed that it could best continue the development of OvaTure by building out its internal capabilities and expertise under the leadership of Dr. James Lillie, OvaScience's Chief Scientific Officer, and engaging with contract research organizations that have specific, complementary capabilities to OvaScience's own, as well as OvaScience's academic collaborators. OvaScience remains in discussions with Intrexon regarding the future of the OvaXon joint venture.

        For OvaTure, OvaScience was exploring different subculture systems that allow for even further maturation of oocytes. In conjunction with one of OvaScience's academic partners, OvaScience developed a human subculture system that has produced larger eggs, with morphologic features that appear to be more mature. Specifically, these EggPC cell-derived eggs were approximately 100 to 120 microns in size, had a thicker zona pellucida and were surrounded by a cumulus oocyte complex (COC). The COC is a series of cumulus or support cells that have aggregated around the cell and is typical of an endogenous developing follicle.

        In summary, as eggs mature in nature, they begin to increase in size and develop a thickened zona pellucida. The nucleus enlarges and forms a germinal vesicle, which then breaks down to allow the chromosomes to condense and separate, keeping half the genetic material and the majority of the cytoplasm in the egg and placing the remainder in the polar body for disposal. At this point the egg is ready to fertilize. To date, OvaScience has observed eggs at various stages of development that display the stage-appropriate hallmarks of a maturing egg.

Collaboration with Intrexon to Accelerate Development of OvaTure

        In December 2013, OvaScience entered into the OvaTure Collaboration with Intrexon governing the use of Intrexon's synthetic biology technology platform for the accelerated development of OvaScience's OvaTure platform. In February 2018, OvaScience provided Intrexon with written notice of termination of the OvaTure Collaboration, effective 90 days following notice. The OvaTure Collaboration provided for Intrexon to deliver laboratory and animal data to support OvaTure development, and provided that upon the delivery of laboratory and animal data, OvaScience would incur an obligation to pay Intrexon a mid-single digit royalty on net sales of any OvaTure fertility treatment in the future, and that the exact royalty would depend upon the timing of the completion of the milestone. The royalty would apply if Intrexon intellectual property were utilized in continued development of OvaTure.

        As a technology access fee, OvaScience (1) issued Intrexon 273,224 shares of OvaScience Common Stock worth approximately $2.5 million on the date of issuance upon the execution of the OvaTure Collaboration in December 2013, and (2) paid Intrexon $2.5 million cash. OvaScience also agreed to make a commercial milestone payment three months after the first commercial sale of OvaTure. The shares issued to Intrexon are subject to "piggy-back" registration rights that entitle Intrexon, unless waived, to have the shares included in any new registration statement filed by December 2018 in connection with an underwritten public offering, subject to underwriter cutback.

OvaXon Joint Venture with Intrexon

        In December 2013, OvaScience also entered into a joint venture with Intrexon to leverage Intrexon's synthetic biology technology platform and OvaScience's technology relating to EggPC cells to pursue the development of potential fertility treatments within fields-of-use defined under the joint venture, which include prevention of genetic disease and animal health.

        OvaScience and Intrexon formed OvaXon to conduct the joint venture. Each party contributed $1.5 million to OvaXon and each has a 50 percent equity interest, with research and development costs and profits to be split accordingly. OvaXon is governed by a board of managers, which have equal representation by OvaScience and Intrexon. Pursuant to an Intellectual Property License between OvaScience and OvaXon, OvaScience licensed its technology in the field of the joint venture to OvaXon, and OvaXon entered into a collaboration agreement with Intrexon to develop OvaScience's technology in the field utilizing Intrexon's synthetic biology platform.

        Starting in August 2017, Intrexon continued bovine EggPC work for OvaScience under the OvaTure Collaboration rather than under the OvaXon joint venture. In February 2018, OvaScience terminated the OvaTure Collaboration. OvaScience remains in discussions with Intrexon regarding the future of the OvaXon joint venture.

        OvaScience recorded its initial investment in OvaXon as an equity method investment in December 2013.

AUGMENT

        AUGMENT is a fertility treatment designed to improve embryo development and pregnancy rates. With AUGMENT, mitochondria from a woman's own EggPC cells are isolated and injected into the egg during IVF.

        AUGMENT was introduced in select clinics outside of the United States. AUGMENT is currently available to patients in Japan through the Agreement with the IVF Japan Group, as described below. AUGMENT is not available in the United States.

Collaborative Access Agreement with IVF Japan Group

        On October 25, 2017, OvaScience executed a collaborative access agreement (the "IVF Japan Agreement") with the IVF Japan Group, under which OvaScience provided the IVF Japan Group with an exclusive license only in Japan to offer AUGMENT. The IVF Japan Agreement has an initial term of one year. The IVF Japan Agreement terminates (i) at the end of the initial term unless there is mutual consent by both parties and the IVF Japan Agreement is extended or (ii) in the event of a material breach that is not cured within 30 days. During the initial term, IVF Japan Group will pay OvaScience a fixed amount of $1,000 per AUGMENT cycle and will reimburse OvaScience for all lab operations and personnel costs, which are anticipated to be approximately $0.2 million for the initial term, and are payable in nonrefundable quarterly installments on the first day of each quarter. The IVF Japan Group is also responsible to reimburse OvaScience for the cost of materials for AUGMENT for all cycles in excess of 100 which are estimated at $2,000 per cycle. OvaScience retains the worldwide commercialization rights for AUGMENT outside of Japan. OvaScience is in discussions with IVF Japan Group regarding the future of the IVF Japan Agreement.

Regulation of AUGMENT

        OvaScience believes that AUGMENT is not subject to the traditional regulatory requirements (e.g., lengthy pre-market review and approval of an application for marketing authorization) that apply to drugs, biologics, medicinal products and medical devices, where it is available. However, applicable regulatory bodies may disagree with OvaScience's view. If they do, OvaScience and its associated clinics may suffer significant delays or expense or may cease offering the treatment.

        In some countries, the national health authority may delegate the review of a fertility treatment to an industry self-regulatory body, and institutional review board, or other body. For example, the approval of IVF Japan Group's application to use AUGMENT in Japan was made by the Japan Society of Obstetrics and Gynecology (JSOG). In some other countries, there are specific fertility regulatory authorities, such as the United Kingdom's HFEA, which license IVF facilities and determine what procedures such establishments may perform.

        The United States does not have a fertility regulatory body separate and apart from the United States Food and Drug Administration (FDA). In September 2013, OvaScience received an "untitled" letter from the FDA advising OvaScience to file an IND application for AUGMENT. Following the receipt of the FDA letter, OvaScience chose to suspend the availability of AUGMENT in the United States. In March 2018, Health Canada informed OvaScience that performing AUGMENT violates Canada's Assisted Human Reproduction Act, and requested that OvaScience cease offering AUGMENT in Canada. Accordingly, OvaScience is no longer making AUGMENT available in Canada while OvaScience considers next steps.

        It would be necessary to apply on a country by country basis for whatever licenses or approvals, if any, are required to offer AUGMENT. In some cases, there are no clear guidelines on what standards may apply to AUGMENT or what licenses or approvals may be required, and it would be necessary to continue to engage in discussions with regulatory authorities in certain of the countries in which AUGMENT would be introduced. If any clinics were unable to obtain any required licenses or approvals in a particular country, if the application process took longer than expected, or if additional licenses or approvals were required to commercialize the treatment on a large scale, then any introduction of AUGMENT in such countries could be delayed or involve additional expense.

The Role of Mitochondria in Egg Health

        Fertility decreases with age, and the energy levels in the egg are believed to play a major role in this decline. After fertilization, the early stage embryo requires energy for cell division. Inadequate energy results in a failure of the newly formed embryo to develop. OvaScience believes that the energy level in a woman's eggs may be supplemented, and the success of embryo development improved, by the injection of mitochondria from the woman's own EggPC cells into her egg at the time of fertilization.

        Animal Studies.    Studies published in peer reviewed medical journals, including Human Cell (2004), Electronic Journal of Biology (2005), Reproduction Research (2006) and Reproductive Biomedicine (2011), provided evidence of the effects of mitochondria on egg health. In these studies, which involved a number of species, including bovine, porcine, rabbit and murine, third-party scientists demonstrated that the addition of mitochondria to eggs with mitochondrial deficiencies increased cellular energy levels, egg health and the likelihood of fertilization and healthy live births.

        Donor Mitochondria Studies.    In humans, clinical case reports published in the peer-reviewed medical journals Molecular Human Reproduction (1998) and Human Reproduction (2001), researchers transferred cytoplasm from the eggs of younger women donors into the eggs of older women who failed multiple IVF cycles. The cytoplasm is the liquid portion of a human cell that surrounds the nucleus and contains the egg's mitochondria. Each of these reports showed increased rates of fertilization, embryo development, implantation and pregnancy for the older women whose eggs were transfused. In one of these published reports, approximately 30 women who had previously failed two to five IVF cycles, achieved 13 pregnancies and delivered 16 healthy offspring. Additional published reports showed similar success rates ranging from 25-44 percent for women who had previously failed multiple cycles and had not achieved a pregnancy.

        These clinical case reports served as the basis for the scientific hypothesis that the addition of healthy donor mitochondria might be used to improve the quality of eggs with mitochondrial deficiencies. However, following publication of these initial clinical reports, many scientists and clinicians questioned the long-term safety of the use of third-party donor mitochondria in humans because mitochondria contain DNA. Mitochondria produce energy in all cells of the body. Unlike nuclear DNA, contained in the nucleus, which is inherited from two different people, half from the biological mother and half from the biological father, mitochondrial DNA is inherited solely from the mother. As a result, while the process appeared to be safe with respect to the fertilized egg and the patient, scientists and clinicians questioned whether the presence of mitochondria, and therefore mitochondrial DNA, from two different women might adversely impact a child's health later in life. In response to these concerns, the FDA stated that the use of cells in therapy involving the transfer of third party genetic materials, including mitochondrial DNA, requires submission of an Investigational New Drug application, or IND.

        OvaScience's Approach.    The approach OvaScience has used with AUGMENT builds on these reports but uses a woman's own mitochondria from her own EggPC cells to improve her fertility instead of third-party donor mitochondria. While all cells contain mitochondria, OvaScience believes the mitochondria from cells involved in reproduction, known as germline cells, as opposed to other cells in the body, known as somatic cells, are the ideal source of mitochondria for transfer to improve egg health. This is because somatic cells are exposed to environmental toxins and cell waste products that may cause mutations or deletions in mitochondrial DNA that can be passed on during cell division. These mutations and deletions can decrease the quality of the mitochondria and the ability to produce energy. In contrast, the mitochondrial DNA from germline cells contain minimal mutations and deletions. Because the mitochondria within an egg are the template for all subsequent cell reproduction in the offspring, OvaScience believes that it is necessary to use high-quality mitochondria to improve egg health.

        The approach OvaScience has used with AUGMENT is to use germline mitochondria from the patient's own EggPC cells to improve the quality of the patient's eggs. By using mitochondria from the woman's own EggPC cells, instead of from a third-party donor, AUGMENT does not involve the transfer of third-party genetic material.

        Publication of AUGMENT Treatment Experience in Peer-Reviewed Journal.    In August 2015, the first published analysis comparing AUGMENT to standard IVF within the same woman within the same cycle was included in the peer-reviewed Journal of Fertilization: In Vitro- IVF-Worldwide Reproductive Medicine, Genetic & Stem Cell Biology. The analysis demonstrated statistically significant higher rates of embryo selection and transfer with AUGMENT based on standard embryo quality measures, including preimplantation genetic diagnosis/screening, resulting in statistically significant higher rates of pregnancy.

Research and Development Spending

        During the years ended December 31, 2017, 2016 and 2015, and the six months ended June 30, 2018, OvaScience spent approximately $18.3 million, $21.6 million, $18.4 million, and $5 million, respectively, on its research and development activities.

Manufacturing

        OvaScience established current Good Tissue Practice (cGTP)-compliant laboratories to perform the necessary steps for OvaPrime and AUGMENT either within or contiguous to the international IVF clinics in which AUGMENT has been offered and OvaScience's clinical trials for OvaPrime were ongoing.

        In addition, OvaScience contracted with a third-party supplier to perform the identification and isolation of EggPC cells and the preparation of mitochondria steps in the AUGMENT process in the event OvaScience decided to undertake offsite manufacturing.

Marketing and Sales

        In December 2016, OvaScience announced a corporate restructuring based on a strategic decision to slow its commercial expansion, which included a 30 percent reduction of OvaScience's workforce, including its global sales and marketing team. In June 2017, OvaScience announced a further corporate structuring based on its strategic decision to no longer offer AUGMENT on a commercial basis outside of North America which included a 50 percent reduction of OvaScience's workforce, including its global sales and marketing team. In January 2018, OvaScience announced a further corporate restructuring designed to streamline its operations and reduce its cost structure.

        As described in the "Overview" section above, OvaScience announced in May 2018 that OvaScience's management team and Board of Directors had initiated a process to explore a range of strategic alternatives for enhancing shareholder value, including the potential sale or merger of OvaScience. In conjunction with these decisions, OvaScience announced in May 2018 that it would restructure its organization to streamline operations and reduce its cost structure, including reducing its workforce by approximately 70 percent. The majority of the reduction in personnel was completed by June 30, 2018.

Foreign Subsidiaries

        OvaScience established international headquarters in the United Kingdom to coordinate its international commercial efforts and in July 2017, OvaScience's UK headquarters was closed to reflect its new corporate strategy focusing on research and development efforts. OvaScience also established subsidiaries in certain key regions where OvaScience planned to offer its fertility treatments. These subsidiaries were part of an international legal entity structure through which OvaScience planned to (and did, in some cases) license the ex-U.S. commercial rights to OvaPrime, OvaTure treatment, as well as AUGMENT treatment and any other potential future products or treatments. This arrangement would allow any potential value enhancement and future profits for the assets to be shared between OvaScience and the subsidiaries.

Intellectual Property

        OvaScience believes it has a strong intellectual property portfolio. OvaScience has strived to protect the proprietary technology that it believes is important to its business, including seeking and maintaining patents intended to cover OvaScience's treatments and compositions, their methods of use and processes for their manufacture, as well as any other inventions that have been commercially important to the development of OvaScience's business. OvaScience has sought to obtain domestic and international patent protection, and endeavored to promptly file patent applications for new commercially valuable inventions. OvaScience has also relied on trade secrets to protect aspects of its business that are not amenable to, or that OvaScience does not consider appropriate for, patent protection.

Patents and Patent Applications

        As of September 1, 2018, OvaScience owns or has exclusively licensed 65 issued patents in 44 countries and jurisdictions and has more than 170 applications pending in more than 130 countries (including applications directly filed in countries and applications filed in regional patent offices); communications indicating allowance have been received for three of these applications.

        One family of patents and applications that OvaScience owns by way of assignment from its own inventors provides protection into 2035 and is directed to a plurality of monoclonal antibody compositions and methods of using those compositions to isolate EggPC cells, a step common to each one of OvaScience's OvaPrime, OvaTure and AUGMENT treatments. This family includes two issued U.S. patents, one pending U.S. application, and approximately 40 patent applications pending in over 100 foreign countries.

        OvaScience has exclusively licensed a portfolio of patent applications owned or co-owned by The General Hospital Corporation, the corporate entity of MGH, pursuant to an agreement that is summarized below. As of September 1, 2018, OvaScience held an exclusive license under this agreement to six issued U.S. patents owned by MGH, four pending U.S. non-provisional patent applications owned by MGH, over 50 patents issued by patent offices outside of the U.S. which are owned by MGH, over 40 applications pending with patent offices outside of the U.S. which are owned by MGH, five issued patents, including one U.S. patent co-owned by MGH and The President and Fellows of Harvard College, or Harvard, one pending U.S. non-provisional application co-owned by MGH and Harvard, and over 10 applications pending in patent offices outside of the U.S. which are co-owned by MGH and Harvard.

        One family of patents and applications that OvaScience has licensed from MGH is directed to female germline stem cells, including methods of isolating such female germline stem cells and various uses for such female germline stem cells, including methods for IVF, methods for egg production, methods to treat infertility and methods to restore ovarian function. This family includes issued patents in the U.S., Canada and 30 European countries, all of which will expire in May 2025. Further, there are 4 pending patent applications in this family. OvaScience believes that some of the patents of this family provide protection for therapeutic compositions comprising EggPC cells, which are referred to in the patents as female germline stem cells, and that some of the patents of this family provide protection for elements of the manufacturing process for obtaining such therapeutic compositions.

        A second family of patent applications that OvaScience has licensed from MGH is directed to methods and compositions for producing female germline stem cells or oocytes from stem cells derived from either bone marrow or peripheral blood. This family includes one issued U.S. patent as well as two pending U.S. non-provisional applications, which, if issued as patent(s), also would expire in May 2025. OvaScience believes that patents issuing from this family may provide protection for an alternative method of obtaining EggPC cells.

        A third family of patent applications that OvaScience has licensed from MGH is directed to methods and compositions for autologous germline mitochondrial energy transfer. A total of 25 patents have issued or been allowed in this family as of September 1, 2018, including three in each of the U.S., Australia and Israel, two in each of Canada, Japan, New Zealand and South Africa, and one in each of eight other countries/jurisdictions. Further, over 40 applications are pending in the U.S. and foreign patent offices. These applications provide opportunity for obtaining patents not only in the countries/jurisdictions in which at least one patent has already issued, but also in nearly 120 others. The issued patents, and any additional patents claiming priority to the underlying provisional applications, will expire in April 2032 unless patent term extension is granted. OvaScience believes that these patents, and any patents issuing from this family, provide protection for AUGMENT and several important aspects thereof.

        A fourth family of patent applications that OvaScience has licensed from MGH and Harvard is directed to methods and compositions for enhancing the bioenergetic status in oocytes or EggPCs. A total of seven patents have issued or been allowed in this family as of September 1, 2018, including an issued patent in each of the U.S., Japan, Mexico and Australia, and a total of 15 applications that are pending with the U.S. and foreign patent offices. The applications in this family provide opportunity for obtaining patents in more than 60 countries/jurisdictions. Any patents claiming priority to the underlying provisional application would expire in April 2032 unless patent term extension is granted. OvaScience believes that patents issuing from this family may provide protection for aspects of the AUGMENT procedure, as well as culture media that OvaScience may have developed in the future.

        In OvaScience's efforts to improve AUGMENT, OvaScience invented a method of isolating mitochondria from EggPCs and concentrating the mitochondria in the picoliter-scale volume required for injection into oocytes as part of AUGMENT. OvaScience owns this patent family, with applications currently pending in the U.S. and more than 55 other countries.

        Additionally, OvaScience owns one issued U.S. patent and one pending U.S. non-provisional patent application, with all issued patents expiring in June 2026. OvaScience believes that patents issued or issuing from this family may provide protection for an alternative method of producing healthy eggs.

Trade Secrets

        In addition to patents, OvaScience has relied on trade secrets and know-how to develop and maintain its competitive positions. For example, significant aspects of AUGMENT are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. OvaScience has sought to protect its proprietary technology and processes, in part, by confidentiality agreements with its employees, consultants, scientific advisors and contractors. OvaScience has also sought to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While OvaScience has confidence in these individuals, organizations and systems, agreements or security measures may be breached and OvaScience may not have adequate remedies for any breach. In addition, OvaScience's trade secrets and know-how may otherwise become known or may be independently discovered by competitors. To the extent that OvaScience's consultants, contractors or collaborators have used intellectual property owned by others in their work for OvaScience, disputes may arise as to the rights in related or resulting know-how and inventions.

Exclusive License Agreement with Massachusetts General Hospital

        In June 2011, OvaScience entered into an exclusive license agreement with MGH under which OvaScience acquired an exclusive, worldwide, royalty-bearing license to specified patent rights owned by MGH and a non-exclusive license under specified know-how to make, use and sell products and processes and to develop and perform services covered by the licensed patent rights or which employ or are based on the licensed know-how in certain specified licensed fields. The license further included the grant to OvaScience under certain patent rights co-owned by MGH and Harvard to make, use and sell products and processes and to develop and perform services covered by such patent rights for use in ex vivo human female fertility treatments.

        Pursuant to an amended and restated license agreement in November 2017, OvaScience agreed to expand the licensed field of the patent rights solely owned by MGH to include all uses, including human female fertility, the treatment or prevention of inherited (including mitochondrial) diseases or defects in all animals, including humans, assisted and/or artificial reproductive technology in all non-human animals, the artificial creation of food, research animals and/or animal products, the treatment of menopause and all diagnostics.

        Under the terms of this license agreement, as amended, OvaScience has agreed to pay MGH upfront license fees, annual license fees and an annual maintenance fee and agreed to reimburse MGH for certain patent related fees and costs incurred by MGH and Harvard, including past patent fees and costs totaling approximately $0.4 million in the aggregate. OvaScience also agreed to pay MGH milestone payments of up to an aggregate of approximately $10.9 million upon the achievement of specified developmental and commercialization milestones. OvaScience is also obligated under this license agreement to make a payment to MGH upon OvaScience's consummation of certain specified liquidity events, subject to a specified cap. To date, OvaScience has paid MGH an aggregate of $0.5 million in connection with OvaScience's consummation of public offerings that fall within the definition of a liquidity event for purposes of this license agreement.

        OvaScience is further obligated under this license agreement to pay MGH a royalty in the low single digits based on net sales of licensed products and processes that OvaScience commercializes under the agreement. Net sales are defined under this license agreement to exclude any amounts billed to patients by clinics and medical practices that use licensed products or perform licensed services for patients, but to include the amounts paid to OvaScience by such clinics and medical practices. OvaScience's obligation to pay royalties for each licensed product and process expires on a country-by-country basis on the date of expiration of the licensed patent rights that cover that licensed product or process in that country except that, solely with respect to the license under certain patent rights co-owned by MGH and Harvard for ex vivo human fertility treatments, OvaScience's obligation to pay a royalty will continue at a reduced rate for a period of three years after the expiration of such patent rights if the licensed patent rights covered the licensed product or process in that country prior to expiration. Royalty rates are subject to reduction in any country if OvaScience is required to obtain a license from any third-party to the extent the licensed patent rights infringe the third-party's patent rights if such payments are in excess of one percent of net sales. If OvaScience enters into a sublicense under this license agreement, OvaScience will be obligated to pay MGH a percentage of certain consideration paid to OvaScience by the sublicensee.

        OvaScience is required to use commercially reasonable efforts to develop and commercialize licensed products and licensed processes under this license agreement. In particular, OvaScience is required to achieve specified development and commercialization milestones in certain countries by specified dates, which dates may be subject to extension by OvaScience upon making certain specified payments to MGH.

        Under the terms of the agreement, MGH and Harvard have retained the right to practice the licensed patent rights within the licensed fields for research and educational purposes only.

        OvaScience has the right to terminate the agreement for any reason upon at least 90 days' prior written notice. MGH has the right to terminate the agreement if OvaScience fails, subject to a specified cure period, to pay any amounts due and payable under the agreement to MGH, OvaScience otherwise materially breaches the agreement and fails to cure such breach within a specified cure period, OvaScience fails to maintain insurance coverage as required under the agreement, OvaScience enters bankruptcy proceedings or makes an assignment for the benefit of its creditors, or OvaScience or a sublicensee challenges the licensed patent rights in a legal or administrative proceeding. The agreement otherwise terminates upon the expiration or abandonment of all licensed patents and patent applications.

Competition

        The biotechnology and pharmaceutical industries are highly competitive and subject to rapid technological change. There are a number of pharmaceutical companies, biotechnology companies, universities and research organizations actively engaged in research and development of potential fertility treatments. Some of these treatments, similar to OvaScience's current and potential future fertility treatments, are designed to address the shortcomings of IVF.

        In particular, OvaScience is aware of a number of companies and laboratories that are currently developing potential fertility treatments intended to identify high quality embryos for use in IVF and a university study of the transfer of granulosa cell mitochondria into eggs. OvaScience is also aware of a university study of induced pluripotent stem cells, or iPS, showing that iPS cells can be generated from somatic cells and programmed to become differentiated cells, which can include germline cells such as oocytes. However, OvaScience believes it is unlikely this approach would have clinical applications because these are non-germline, pluripotent cells. If successfully developed, these products could improve outcomes and alleviate some of the other shortcomings of traditional IVF, thereby decreasing the need for OvaScience's potential fertility treatments.

        OvaScience is also aware of a number of other treatments in development that have the potential to restore egg production for women who make too few or no eggs. These treatments include, but are not limited to, platelet-rich plasma injections, in vitro activation, in vitro maturation, ovarian fragmentation, and transplantation of stem cells. If successfully developed, these products have the potential to address some of the shortcomings of standard IVF for women with POI or POR who do not make few or no eggs. However, these treatments are early in preclinical and clinical development and very limited data demonstrating efficacy has been generated to date.

        There can be no assurance that OvaScience would be able to compete effectively if OvaScience were to continue its programs. OvaScience's competitors may develop and commercialize new technologies before OvaScience could, allowing them to offer products, services or solutions that are superior to those that OvaScience may offer or that establish market positions before the time, if any, at which OvaScience is able to bring potential fertility treatments to the market. Many of OvaScience's competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than OvaScience does and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, OvaScience's competitors may be more successful than OvaScience may be in developing, commercializing and achieving widespread market acceptance. OvaScience's competitors' products may be more effective, or more effectively marketed and sold, than any treatment OvaScience may commercialize and may render OvaScience's potential fertility treatments obsolete or non-competitive before OvaScience could recover the expenses of developing and commercializing any of its potential fertility treatments. OvaScience anticipates that it would face intense and increasing competition as new treatments enter the market and advanced technologies become available. OvaScience would also face competition from standard IVF clinics.

        For OvaPrime and AUGMENT, OvaScience's ability to gain market acceptance would depend on, among other things, its ability to demonstrate improved IVF success rates, thereby reducing the number of cycles required to produce a live birth, its ability to reduce multiple births, and its ability to treat patients that face particular challenges with standard IVF, such as patients with diminished ovarian reserve. OvaScience's ability to gain market acceptance for OvaTure, if and when introduced, would depend on its ability to demonstrate increased pregnancy and live birth rates as compared to standard IVF and other infertility treatments, reduced multiple births and a reduction in the need for hormonal hyperstimulation for egg retrieval. OvaScience anticipates that price also would be an important competitive factor for all its fertility treatment options. At this time, OvaScience cannot evaluate how its potential fertility treatments, if successfully developed and commercialized, would compare technologically, clinically or commercially to any other potential products being developed or to be marketed by competitors.

Government Regulation

        Government authorities around the world regulate, among other things, the development, testing, manufacture, quality, approval, distribution, labeling, packaging, storage, record keeping, sale, marketing, import, export and promotion of drugs, biologics and medical devices, as well as other types of medical products and procedures. Most countries also have rules relating to procurement and use of human tissues or cells, and rules relating to assisted human reproduction. Although the specific rules vary country by country, in general different levels of regulation are applicable depending on the nature of the treatment, the level of risk involved, and/or its intended uses. Some classes of products (e.g., treatments regulated as drugs or biologics in the United States, or treatments regulated as medicinal products in the EU) require extensive preclinical testing, clearance to conduct clinical trials, successful completion of clinical trials, and submission and approval of an application for marketing authorization before the therapy can be commercially marketed. Such products also are subject to significant post-marketing requirements.

        Many countries also specify various classes of therapies that are exempt from the above-mentioned pre-market review and approval requirements. In these jurisdictions, the development and marketing of such therapies generally do not require the conduct of clinical trials or pre-review and approval of a marketing application by the relevant regulatory authority. In addition, although many such therapies are still subject to post-marketing requirements, these requirements typically are substantially reduced as compared to the requirements for drugs, biologics, medicinal products or medical devices.

        There can be no assurance that regulatory authorities in countries where OvaScience has introduced, or will introduce, AUGMENT or OvaPrime will agree with OvaScience's determinations that these fertility treatments are exempt from pre-market review and approval as a drug, biologic, medicinal product or medical device. If the regulatory authorities in a given country disagree with OvaScience's determination, then OvaScience likely will be required to cease commercial marketing of that fertility treatment in that country, and may not be able to resume commercial marketing without first demonstrating safety and efficacy through clinical trials, submitting an application for marketing authorization, and receiving approval from the relevant regulatory authorities. In these circumstances, OvaScience is likely to be significantly delayed in its ability to commercialize its fertility treatments in such country, or OvaScience may elect to cease its commercialization activities in that country altogether. From time to time, OvaScience engages in discussions regarding AUGMENT and OvaScience's potential fertility treatments with regulatory authorities in certain of the countries in which OvaScience has launched or plans to introduce its fertility treatments. OvaScience expects to have ongoing dialogue with these regulatory authorities.

        With regard to the United States, OvaScience commenced a clinical study of AUGMENT in the United States in 2012. OvaScience did so without an IND on the basis of its determination that AUGMENT was exempt from pre-market review and approval in the United States and did not require an IND to conduct clinical testing. In 2013, however, OvaScience received an "untitled" letter from the FDA questioning OvaScience's determination of exempt status and advising OvaScience to file an IND for the potential fertility treatment. OvaScience has since discontinued its clinical study and is focused on commercializing its fertility treatments outside of the United States. OvaScience cannot provide any assurance that the FDA will ultimately change the position taken in the "untitled" letter. In March 2018, Health Canada informed OvaScience that performing AUGMENT violates Canada's Assisted Human Reproduction Act, and requested that OvaScience cease offering AUGMENT in Canada. Accordingly, OvaScience is no longer making AUGMENT available in Canada while OvaScience considers next steps.

European Union Requirements

Regulation of Medicinal Products

        If the authorities in certain EU countries were to determine that any of OvaScience's potential treatments are subject to regulation as medicinal products, including as advanced therapy medicinal products, they would be subject to extensive pre- and post-market regulation by regulatory authorities at both the EU and national levels. Advanced therapy medicinal products include tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue.

        Clinical Trials.    Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practice, or GCP. Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU member state in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is expected to take effect in or after October 2018, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees.

        During the development of a medicinal product, the EMA and national medicines regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned. To date, OvaScience has not initiated any scientific advice procedures or other discussions with the EMA or any national regulatory authorities in the EU.

        Marketing Authorizations.    After completion of the required clinical testing, OvaScience must obtain a marketing authorization before it may place a medicinal product on the market in the EU. There are various application procedures available, depending on the type of product involved. All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and non-clinical and clinical trial information. There is an increasing trend in the EU towards greater transparency and, while the manufacturing or quality information is currently generally protected as confidential information, the EMA and national regulatory authorities are now liable to disclose much of the non-clinical and clinical information in marketing authorization dossiers, including the full clinical trial reports, in response to freedom of information requests after the marketing authorization has been granted. Clinical trial reports will also be posted on the EMA's website following the grant, denial or withdrawal of a marketing authorization application, subject to procedures for limited redactions and protection against unfair commercial use.

        The centralized procedure gives rise to marketing authorizations that are valid throughout the EU and, by extension (after national implementing decisions), in Norway, Iceland and Liechtenstein, which, together with the EU member states, comprise the European Economic Area, or EEA. Applicants file marketing authorization applications with the EMA, but the marketing authorization itself is granted by the European Commission. The centralized procedure is compulsory for medicinal products that (1) are derived from certain biotechnology processes, (2) contain a new active substance (approved after

November 20, 2005) indicated for the treatment of certain diseases, (3) are orphan medicinal products or (4) are advanced therapy medicinal products, such as cell therapy medicines. For medicines that do not fall within these categories, an applicant may voluntarily submit an application for a centralized marketing authorization to the EMA, as long as the CHMP agrees that (i) the medicine concerned contains a new active substance (approved after November 20, 2005), (ii) the medicine is a significant therapeutic, scientific, or technical innovation, or (iii) if its authorization under the centralized procedure would be in the interest of patients or animal health at the EU level.

        For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (1) a national procedure, which results in a marketing authorization in a single EU member state; (2) the decentralized procedure, in which applications are submitted simultaneously in two or more EU member states; and (3) the mutual recognition procedure, which must be used if the product has already been authorized in at least one other EU member state, and in which the EU member states are required to grant an authorization recognizing the existing authorization in the other EU member state, unless they identify a serious risk to public health.

        The EU medicines rules expressly permit the member states to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. Thus, it is possible that the national laws in certain EU member states may prohibit or restrict OvaScience from commercializing its fertility treatments, even if they have been granted an EU marketing authorization.

        Data Exclusivity.    Marketing authorization applications for generic medicinal products do not need to include the results of pre-clinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

        There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate pre-clinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the EU. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

        Post-Approval Controls.    The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

        All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

Risk management plans and PSURs may be made available to third parties requesting access, subject to limited redactions.

        All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.

        Medicinal products may only be manufactured in the EU, or imported into the EU from another country, by the holder of a manufacturing authorization from the competent national authority. The manufacturer or importer must have a qualified person, or QP, who is responsible for certifying that each batch of product has been manufactured in accordance with EU standards of good manufacturing practice, or GMP, before releasing the product for commercial distribution in the EU or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

Regulation of Medical Devices

        If European regulatory authorities were to determine that any of OvaScience's potential treatments are subject to regulation as a medical device, the following requirements would apply. A medical device may be placed on the market within the EEA if it conforms to certain "essential requirements". These are general in nature and broad in scope. The most fundamental essential requirement, for example, is that a device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users or other persons. Other essential requirements include that the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner, and any undesirable side effect must constitute an acceptable risk when weighed against the performances intended.

        The manufacturer is obliged to demonstrate that the device conforms to the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. In brief and generally; Class I (low risk) devices are those that do not enter or interact with the body, Class IIa and IIb (medium risk) devices are invasive or implantable or interact with the body; and Class III (high risk) devices are those that affect the vital organs.

        Conformity assessment procedures for all but the lowest risk classification of device involve a notified body. Notified bodies are entities licensed to provide independent certification of certain classes of medical device. Most notified bodies are private commercial entities or private non-profit organizations.

        EU regulatory bodies are not involved in the pre-market approval of medical devices, with only very limited exceptions (such as medical devices that incorporate a medicinal product as an ancillary substance). The onus of ensuring a device is safe enough to be placed on the market is ultimately the responsibility of the manufacturer and the notified body.

        As part of the conformity assessment procedure, the manufacturer will need to conduct a clinical evaluation of the device. This clinical evaluation may consist of an analysis of the scientific literature relating to similar devices, new clinical investigations of the device, or a combination of the two. For class III devices, the conduct of clinical investigations is mandatory. Such studies must adhere to the Declaration of Helsinki, which requires appropriate ethics committee approval of the study.

        Once the appropriate conformity assessment procedure for a medical device has been completed, the manufacturer must draw up a written declaration of conformity and affix the CE mark to the device. The device can then be marketed throughout the EEA.

        Manufacturers must put in place a device vigilance system that allows them to review relevant post-marketing experience and take corrective actions where necessary. As part of that system, manufacturers must report to the competent regulatory authorities any adverse incident related to a medical device that leads or might lead, directly or indirectly, to the death of a patient, user or other person or to a serious deterioration in their state of health. They must also report any recalls or other field safety corrective actions.

        Additional and/or different regulatory requirements will apply to medical devices pursuant to the EU Medical Devices Regulation (EU) No. 2017/745, which will apply as of May 2020.

Human Cells and Tissues

        Human cells and tissues that are intended for human applications but that do not fall within the scope of rules governing medicinal products or medical devices are not subject to pre-market review and approval, nor do they require extensive preclinical and clinical testing. However, there are EU rules governing the donation, procurement, testing and storage of human cells and tissues intended for human application, whether or not they are advanced therapy medicinal products. These rules also cover the processing, preservation and distribution of human cell and tissues that are not advanced therapy medicinal products. Establishments that conduct such activities must be licensed and are subject to inspection by regulatory authorities. Such establishments must implement appropriate quality systems and maintain appropriate records to ensure that cells and tissues can be traced from the donor to the recipient and vice versa. There are also requirements to report serious adverse events and reactions linked to the quality and safety of cells and tissues. More detailed rules may exist at the national level.

IVF Treatment

        While the procurement, processing and distribution of gametes and embryos for use in IVF and other assisted reproduction treatments falls within the scope of the EU rules governing human cells and tissues, there are no harmonized EU requirements for the performance of IVF and other medical treatments. Instead, the practice of medicine is regulated entirely at the national level in the individual member states. In some EU countries, there are specific regulatory authorities, such as the United Kingdom's HFEA, which license IVF facilities and determine what procedures such establishments may perform. In other EU countries, the national health authority may review or delegate the review of a fertility treatment to an industry self-regulatory body, an institutional review board, or other body.

        OvaScience believes that neither AUGMENT nor, when introduced and available, OvaPrime are subject to regulation as a medicinal product or a medical device in the EU, and instead is subject to the less rigorous regulations that apply to use of human cells and tissues that are intended for human applications and to any national rules that govern IVF treatment. When OvaScience proceeds with the introduction of its treatments into certain countries within the EU on this basis, there is a risk that European or national regulatory authorities may reach a different conclusion.

United States Requirements

        The FDA regulates human cell, tissue, or cellular or tissue-based products ("HCT/Ps") according to a tiered, risk-based approach. Under this approach, some HCT/Ps are regulated as biological products under the Public Health Service Act, or PHSA, or as drugs or devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the agency's implementing regulations. Section 351 of the PHSA prohibits the introduction of a biological product into interstate commerce without an

FDA-approved application for marketing authorization under that section. For pioneer products, the typical application under section 351 of the PHSA is the biologics license application ("BLA").

        Biological products, including certain HCT/Ps, that are regulated under section 351 of the PHSA are subject to significant pre and post-market regulation. Section 351 of the PHSA prohibits the introduction of a biological product into interstate commerce without an FDA-approved BLA. After approval, a BLA product is subject to significant requirements relating to, among other things, manufacturing, adverse event reporting, advertising and promotion, distribution, packaging, labeling, import/export, and record keeping.

        Certain HCT/Ps, however, are regulated solely under section 361 of the PHSA, which authorizes the FDA to promulgate regulations to prevent the spread of communicable diseases. Such products are referred to as "section 361 HCT/Ps." The FDA will regulate an HCT/P as a section 361 HCT/P if it meets all of the following criteria:

  (1)
  the HCT/P is minimally manipulated,

  (2)
  the HCT/P is intended for homologous use only, as reflected by the labeling, advertising, or other indications of the manufacturer's objective intent,

  (3)
  the manufacture of the HCT/P does not involve the combination of the cells or tissues with another article, with a few exceptions, and

  (4)
  either:

  •
  the HCT/P does not have a systemic effect and is not dependent upon the metabolic activity of living cells for its primary function, or

  •
  the HCT/P has a systemic effect or is dependent upon the metabolic activity of living cells for its primary function and

  a)
  is for autologous use,

  b)
  is for allogeneic use in a first or second degree blood relative, or

  c)
  is for reproductive use.

        HCT/Ps that meet all of these requirements are regulated exclusively under section 361 of the PHSA and the FDA's implementing regulations at 21 C.F.R. Part 1271. These regulations impose requirements for registration and listing, donor screening and testing, and good tissue practice, among other things. They do not, however, impose the IND requirements or the pre-market review and approval requirements described above for biologics regulated under section 351 of the PHSA.

        Some HCT/Ps may be exempt from the requirements for section 351 biologics and section 361 HCT/Ps. For example, establishments that remove HCT/Ps from a donor and return them to the same donor during a single surgical procedure are exempt from the requirements for both section 351 biologics and section 361 HCT/Ps.

        It is not certain how FDA would regulate any of OvaScience's current or potential fertility treatments. As discussed above, in 2012 OvaScience commenced a clinical trial of AUGMENT in the United States, but subsequently received from the FDA an "untitled" letter questioning the status of AUGMENT as a section 361 HCT/P, and advising OvaScience to file an IND for the potential fertility treatment, following which OvaScience suspended its commercialization efforts in the United States. OvaScience believes that AUGMENT could meet the criteria for regulation as a section 361 HCT/P, but there is no guarantee that FDA would agree with OvaScience's classification of AUGMENT or any of its potential fertility treatments.

Other Healthcare Laws and Compliance Regulations

        Both in and outside of the United States, OvaScience's activities may be subject to regulation by various federal, state and local authorities in addition to the FDA or EMA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, or HHS, the U.S. Department of Justice and similar foreign, state and local government authorities that regulate and enforce laws and regulations applicable to sales, promotion and other activities of manufacturers of fertility treatments. These laws and regulations may impact, among other things, OvaScience's clinical research programs, proposed sales and marketing and education activities, and financial and business relationships with providers of its current or potential fertility treatments. These laws and regulations include U.S. federal, U.S. state and foreign anti-kickback, false claims, and data privacy and security laws, among other legal requirements that may affect OvaScience's current and future operations.

        OvaScience is also subject to varying anti-corruption laws that exist both in the United States, where OvaScience is based, and the various countries in which OvaScience operates or otherwise offers its fertility treatments. For example, the FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the U.S. Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA. Failure to comply with the FCPA or similar laws in other countries where OvaScience operates could subject it to significant penalties that could have a material impact on its business.

        Violations of these laws may result in criminal, civil and administrative sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, contractual damages, reputational harm and the imposition of corporate integrity agreements or other similar agreements with governmental entities, which may impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as individual imprisonment, also can be imposed upon executive officers and employees, including criminal sanctions against executive officers under the so-called "responsible corporate officer" doctrine, even in situations where the executive officer did not intend to violate the law and was unaware of any wrongdoing. Given the significant penalties and fines that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions and additional corporate integrity obligations. If the government were to allege or convict OvaScience or OvaScience's executive officers of violating these laws, OvaScience's business could be harmed.

Coverage, Pricing and Reimbursement

        OvaScience believes that very few third party payors, either in the EU, the United States or other countries, including national health services and government funded insurance programs as well as private payors, would agree to cover and reimburse for OvaPrime, OvaTure, AUGMENT, or other potential fertility treatments OvaScience may attempt to commercialize. Thus, it is likely that IVF clinics and physicians would be able to use OvaPrime, OvaTure and AUGMENT and OvaScience's other potential fertility treatments only if the patient could afford and were willing to pay for OvaScience's treatment out of pocket. The cost of OvaPrime, OvaTure, AUGMENT and OvaScience's other potential fertility treatments may be beyond the means of many patients.

        Even in those limited situations in which third party payors, such as government or private payors, may cover the OvaPrime treatment, OvaTure, or other future potential fertility treatments and services, cost containment pressures may later cause these third party payors to adopt strategies designed to limit the amount of reimbursement paid to IVF clinics and physicians, including but not limited to the following:

  •
  reducing reimbursement rates;

  •
  challenging the prices charged for medical potential fertility treatments or services;

  •
  further limiting potential fertility treatments and services covered;

  •
  challenging whether potential fertility treatments or services are medically necessary;

  •
  taking measures to limit utilization of potential fertility treatments and services;

  •
  negotiating prospective or discounted contract pricing;

  •
  adopting capitation strategies; and

  •
  seeking competitive bids.

        Moreover, one third party payor's decision to cover a particular product does not ensure that other payors will also provide coverage, or will provide coverage at an adequate reimbursement rate. There is no uniform policy for determine coverage and reimbursment in the United States. As such, coverage and reimbursement can differ significantly from payor to payor. Adequate third party reimbursement may not be available to make OvaScience's technology affordable to patients or permit OvaScience to realize an appropriate return on its investment in development. In the EU and elsewhere, governments influence the price of medical products and procedures through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of consumers' medical costs. Some jurisdictions operate positive and negative list systems under which treatments or procedures may be marketed only after a reimbursement price has been agreed upon. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that would compare the cost-effectiveness of OvaScience's particular treatments or procedures to currently available therapies. Other countries allow medical companies to fix their own prices, but monitor and control company profits. The downward pressure on healthcare costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new treatments and procedures.

Healthcare Reform

        In the United States and foreign jurisdictions, the legislative landscape continues to evolve. There have been and continue to be a number of initiatives at the United States federal and state levels that seek to reform the way in which healthcare is funded and reduce healthcare costs. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2009, or collectively, PPACA, was enacted. The PPACA has substantially changed the way that healthcare is financed by both governmental and private insurers and significantly affected the delivery and financing of healthcare in the United States. The PPACA contains provisions that, among other things, govern enrollment in federal healthcare programs, effect reimbursement changes, encourage use of comparative effectiveness research in healthcare decision making and enhance fraud and abuse requirements and enforcement. The PPACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products, which could include OvaScience's potential fertility treatments, if the FDA regulates those treatments as a biologic. The fee, which is not deductible for federal income tax purposes, is based on the manufacturer's market share of sales of branded drugs and biologics, excluding orphan drugs, to, or pursuant to coverage under, specified U.S. government programs. In addition, the law subjects most medical devices to a 2.3 percent excise tax, beginning in 2020. The PPACA may have a material adverse effect on OvaScience's results of operations and financial condition. However, it is also possible that the PPACA will be repealed and/or replaced, given the current federal administration in the United States.

        Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called "Cadillac" tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole". More recently, in July 2018, CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment.

        In addition, other health reform measures have been proposed and adopted in the United States since PPACA was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year through 2027 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years.

Employees

        As of September 1, 2018, OvaScience had eight full-time employees. None of OvaScience's employees are represented by a labor union or covered by a collective bargaining agreement. OvaScience considers its relationship with its employees to be good.

OvaScience's Corporate Information

        OvaScience was incorporated under the laws of the State of Delaware in April 2011 under the name Ovastem, Inc. and changed its name to OvaScience, Inc. in May 2011. OvaScience's principal executive offices are located at 9 4th Avenue, Waltham, Massachusetts 02451, and its telephone number is (617) 500-2802. OvaScience's website address is www.ovascience.com. The information contained on, or that can be accessed through, OvaScience's website is not a part of this proxy statement/prospectus/information statement. OvaScience has included OvaScience's website address in this proxy statement/prospectus/information statement solely as an inactive textual reference.

Available Information

        You may obtain free copies of OvaScience's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after they are electronically filed or furnished to the SEC, on the Investors section of OvaScience's website at www.ovascience.com or by contacting OvaScience's Corporate Communications department at (617) 500-2802. The contents of OvaScience's website are not incorporated by reference into this proxy statement/prospectus/information statement and you should not consider information provided on OvaScience's website to be part of this proxy statement/prospectus/information statement.

Properties

        OvaScience currently occupies approximately 25,200 square feet of office and laboratory space in Waltham, Massachusetts. This facility is under a lease agreement that expires in November 2020 that can be extended for an additional five-year term. OvaScience believes its facility is larger than necessary to meet its current needs.

Legal Proceedings

        On October 9, 2015, a purported class action lawsuit was filed in the Suffolk County Superior Court in the Commonwealth of Massachusetts (Carlson v. OvaScience, Inc. (In re OvaScience, Inc. Stockholder Litigation), No. 15-3087-BLS2 (Mass. Sup. Ct.)) against OvaScience, certain of OvaScience's officers and directors and certain of the underwriters from OvaScience's January 2015 follow-on public offering of OvaScience's common stock. The plaintiffs purported to represent those persons who purchased shares of OvaScience's common stock pursuant or traceable to OvaScience's January 2015 follow-on public offering. The plaintiffs alleged, among other things, that OvaScience made false and misleading statements and failed to disclose material information in OvaScience's January 2015 Registration Statement and incorporated offering materials. Plaintiffs alleged violations of Sections 11, 12 and 15 of the Securities Act, and sought, among other relief, unspecified compensatory damages, rescission, pre-and post-judgment interest and fees, costs and disbursements. On February 26, 2016, a second putative class action suit was filed in the Suffolk County Superior Court in the Commonwealth of Massachusetts (Castellanos v. OvaScience, Inc. et al., No. 16-0645-BLS (Mass. Sup. Ct.)) against OvaScience, several of OvaScience's officers and directors and certain of the underwriters from OvaScience's January 2015 follow-on public offering of OvaScience's common stock. The complaint is substantially similar to the complaint filed in October 2015. The two actions subsequently were consolidated and plaintiffs filed a First Amended Class Action Complaint on June 17, 2016. In October 2016, the Superior Court granted the motion to intervene of an additional plaintiff, Westmoreland County Employee Retirement System ("Westmoreland"). On November 7, 2017, the Superior Court denied the plaintiffs' motion for class certification. On August 14, 2017, the Defendants filed their motion for summary judgment against plaintiffs Heather Carlson, Cesar Castellanos, Philipp Hofmann, and Carlos Rivas, which the plaintiffs opposed. On November 21, 2017, the Superior Court allowed the defendants' motion for summary judgment, and the claims asserted by plaintiffs Heather Carlson, Cesar Castellanos, Philipp Hofmann, and Carlos Rivas in the consolidated actions were dismissed, leaving Westmoreland as the sole remaining plaintiff. On November 22, 2017, Westmoreland filed a putative class action complaint in the U.S. District Court for the District of Massachusetts against the same defendants alleging the same claims as were alleged in the state court case (Westmoreland County Employee Retirement System v. OvaScience, Inc., No 1:17-cv-12312-IT (D. Mass.)) (the "Westmoreland Federal Action"). On January 22, 2018, Westmoreland filed a motion to voluntarily dismiss the Superior Court action without prejudice. The defendants opposed that motion. Oral argument on Westmoreland's motion for voluntary dismissal was held on April 3, 2018. On April 5, 2018, the Superior Court allowed Westmoreland's motion for voluntary dismissal without prejudice. The Superior Court entered final judgment on April 18, 2018, dismissing Westmoreland's claims without prejudice and dismissing the claims of plaintiffs Heather Carlson, Cesar Castellanos, Philipp Hofmann, and Carlos Rivas with prejudice. In the Westmoreland Federal Action, on August 24, 2018, Westmoreland filed a stipulation and proposed order, signed by counsel for all parties, voluntarily dismissing that action without prejudice (the "Westmoreland Stipulation"). Pursuant to the Westmoreland Stipulation, Westmoreland agreed that it will not re-file or reassert its claims arising under the Securities Act that were alleged in its complaint in the Westmoreland Federal Action and will pursue damages, if any, only as a member of the putative class in the Dahhan Action (described below). On August 28, 2018, the court in the Westmoreland Federal Action entered an order approving the Westmoreland Stipulation. Accordingly, the Westmoreland Federal Action has been dismissed.

        On November 9, 2016, a purported shareholder derivative action was filed in the Business Litigation Session of the Suffolk County Superior Court in the Commonwealth of Massachusetts (Cima v. Dipp, No. 16-3443-BLS1 (Mass. Sup. Ct.)) against certain present and former officers and directors of OvaScience and OvaScience as a nominal defendant alleging breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and corporate waste for purported actions related to OvaScience's January 2015 follow-on public offering. On February 22, 2017, the court approved the parties' joint stipulation to stay all proceedings in the action until further notice. Following a status conference in December 2017, the stay was lifted. On January 25, 2018, at the parties' request, the court entered a second order staying all proceedings in the action under further order of the court. OvaScience believes that the complaint is without merit and intends to defend against the litigation. There can be no assurance, however, that OvaScience will be successful. A resolution of this lawsuit adverse to OvaScience or the other defendants could have a material effect on OvaScience's consolidated financial position and results of operations in the period in which the lawsuit is resolved. At present, OvaScience is unable to estimate potential losses, if any, related to the lawsuit.

        On March 24, 2017, a purported shareholder class action lawsuit was filed in the U.S. District Court for the District of Massachusetts (Dahhan v. OvaScience, Inc., No. 1:17-cv-10511-IT (D. Mass.)) against OvaScience and certain of OvaScience's former officers alleging violations of Sections 10(b) and 20(a) of the Exchange Act (the "Dahhan Action"). On July 5, 2017, the court entered an order approving the appointment of Freedman Family Investments LLC as lead plaintiff, the firm of Robins Geller Rudman & Dowd LLP as lead counsel and the Law Office of Alan L. Kovacs as local counsel. Plaintiff filed an amended complaint on August 25, 2017. The defendants filed a motion to dismiss the amended complaint, which the court denied on July 31, 2018. On August 14, 2018, OvaScience answered the amended complaint. OvaScience believes that the amended complaint is without merit and intends to defend against the litigation. There can be no assurance, however, that OvaScience will be successful. A resolution of this lawsuit adverse to OvaScience or the other defendants could have a material effect on OvaScience's consolidated financial position and results of operations in the period in which the lawsuit is resolved. At present, OvaScience is unable to estimate potential losses, if any, related to the lawsuit.

        On June 30, 2017, a purported shareholder derivative complaint was filed in the U.S. District Court for the District of Delaware (Fulton v. Dipp, No. 1:17-cv-00869-RDM (D. Del.)) against certain of OvaScience's present and former directors and OvaScience as a nominal defendant alleging breach of fiduciary duties, waste of corporate assets, unjust enrichment and violations of Section 14(a) of the Exchange Act alleging that compensation awarded to the director defendants was excessive. The parties reached a settlement of the action whereby OvaScience agreed to seek shareholder approval for certain changes to non-employee director compensation. OvaScience also agreed to pay $300,000 in attorney's fees to plaintiff's counsel. Following a hearing held on August 30, 2018, the court issued an order approving the settlement, and the case is now closed.

        On July 27, 2017, a purported shareholder derivative complaint was filed in the U.S. District Court for the District of Massachusetts (Chiu v. Dipp, No. 1:17-cv-11382-IT (D. Mass.)) against certain of OvaScience's present and former directors and OvaScience as a nominal defendant alleging breach of fiduciary duty, unjust enrichment and violations of Section 14(a) of the Exchange Act alleging that compensation awarded to the director defendants was excessive and seeking redress for purported actions related to OvaScience's January 2015 follow-on public offering and other public statements. On September 26, 2017, the plaintiff filed an amended complaint which eliminated all claims regarding allegedly excessive director pay and additionally alleged claims of abuse of control and corporate waste. On October 27, 2017, the defendants filed a motion to dismiss the amended complaint.

        The court heard oral argument on the motion to dismiss on April 5, 2018. On April 13, 2018, the court granted the defendants' motion to dismiss the amended complaint for failure to state a claim for relief under Section 14(a). The court also dismissed the plaintiffs' pendent state law claims without prejudice, based on lack of subject matter jurisdiction. On April 25, 2018, the plaintiffs moved for leave to amend the complaint, and to stay this case pending the outcome of the Dahhan Action and the now-dismissed Westmoreland Federal Action. The defendants do not believe that the proposed amended complaint cures the defects in the current complaint, but informed plaintiffs' counsel that, in the interest of judicial economy, the defendants would not oppose the proposed amendment if the court would consider staying the case pending the resolution of the Westmoreland Federal Action (now dismissed) and the pending Dahhan Action. On April 27, 2018, the court granted the plaintiffs' motion for leave to amend the complaint and for a stay. On April 30, 2018, the plaintiffs filed their second amended complaint. On May 23, 2018, the court entered an order staying this case pending the resolution of the Dahhan Action and the (now dismissed) Westmoreland Federal Action. OvaScience believes that the complaint is without merit and intends to defend against the litigation. There can be no assurance, however, that OvaScience will be successful. A resolution of this lawsuit adverse to OvaScience or the other defendants could have a material effect on OvaScience's consolidated financial position and results of operations in the period in which the lawsuit is resolved. At present, OvaScience is unable to estimate potential losses, if any, related to the lawsuit.

        On October 16, 2018, an OvaScience stockholder filed a complaint in the U.S. District Court for the District of Delaware (Cunningham v. Kroeger, et al., No. 1:18-cv-01595-UNA (D. Del.)) against OvaScience, its chief executive officer, and the members of the OvaScience Board of Directors, alleging violations of Sections 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and as against the individual defendants, alleging violations of Section 20(a) of the Exchange Act. The plaintiff alleges that the defendants made materially misleading disclosures in the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part, in connection with OvaScience's proposed merger with Millendo by allegedly omitting material information concerning the sale process. The plaintiff seeks declaratory and injunctive relief to enjoin the proposed merger with Millendo, rescissory damages against the individual defendants, including pre-judgment and post-judgment interest, costs, and attorneys' fees. OvaScience believes that the complaint is without merit and intends to defend against the litigation. There can be no assurance, however, that OvaScience will be successful. At present, OvaScience is unable to estimate potential losses, if any, related to the lawsuit.

        OvaScience is not party to any other material litigation in any court.

 MILLENDO BUSINESS

        Millendo is a late-stage biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. The endocrine system is a collection of glands that secrete hormones into the blood stream to regulate a number of functions, including appetite, metabolism, growth, development and reproduction. Diseases of the endocrine system can cause multiple and varied symptoms, including appetite dysregulation, metabolic dysfunction, obesity, cardiovascular disease, menstrual irregularity, excessive facial and body hair growth, and infertility.

        Millendo is currently advancing two product candidates to treat three indications. Millendo's most advanced product candidate, livoletide (AZP-531), is a potential treatment for Prader-Willi syndrome, or PWS, a rare and complex genetic endocrine disease characterized by hyperphagia, or insatiable hunger, that contributes to serious complications, a significant burden on patients and caregivers and early mortality. In a randomized, double-blind, placebo-controlled Phase 2 clinical trial in 47 patients with PWS, Millendo observed that administration of livoletide once daily was associated with a clinically meaningful improvement in hyperphagia, as well as a reduction in appetite. In a pre-specified analysis of 38 home-resident PWS patients from the Phase 2 trial, Millendo observed a larger and statistically significant decrease in hyperphagia following administration of livoletide as compared to placebo. Millendo expects to initiate a pivotal Phase 2b/3 clinical trial of livoletide in home-resident PWS patients in the first quarter of 2019, with results expected in the first half of 2020. Millendo is also developing nevanimibe (ATR-101) with a primary focus on treating patients with classic congenital adrenal hyperplasia, or CAH, a rare, monogenic adrenal disease that requires lifelong treatment with exogenous cortisol, often at high doses. These chronic high doses of cortisol can result in side effects that include diabetes, obesity, hypertension and psychological problems. When on suboptimal doses of cortisol, female CAH patients can experience male-pattern hair growth, male physical characteristics, infertility and menstrual irregularity, and male CAH patients can experience testicular atrophy, infertility and testicular tumors, making it difficult for physicians to appropriately treat CAH without causing adverse consequences. Millendo recently reported results from its Phase 2 clinical trial of nevanimibe in patients with CAH and initiated a Phase 2b trial in the third quarter of 2018, with results expected in the first half of 2020. Millendo is also investigating nevanimibe in a Phase 2 clinical trial for the treatment of patients with endogenous Cushing's syndrome, or CS, a rare endocrine disease characterized by excessive cortisol production from the adrenal glands.

Livoletide (AZP-531) for the treatment of Prader-Willi syndrome (PWS)

        Millendo is developing livoletide for the treatment of patients with PWS, a rare and complex genetic endocrine disease affecting appetite, growth, metabolism, cognitive function and behavior. Recognized as the most common genetic cause of life-threatening childhood obesity, PWS occurs in approximately one in 15,000 births. While PWS patients experience a multitude of symptoms, hyperphagia, which typically begins in early childhood, is among the most serious. When coupled with the low resting energy expenditures that also characterize PWS, hyperphagia leads to significant weight gain and obesity. Mortality occurs early in PWS patients, with death often occurring between the ages of 30 and 40 from respiratory distress, cardiovascular events and accidents, most resulting from complications associated with hyperphagia. There are currently no approved treatments for hyperphagia or the abnormal eating behaviors associated with PWS. Managing hyperphagia requires security measures to prevent access to food in cupboards, refrigerators and garbage, placing a significant burden on patients and their caregivers, often parents. While growth hormone is used in a majority of PWS patients to help optimize adult height, cognition and body composition, it has shown no convincing evidence to date that it affects either appetite or over-eating.

        Millendo believes that livoletide, a cyclic peptide analogue of unacylated ghrelin, or UAG, may provide a unique approach for the treatment of PWS by addressing the underlying hormone dysregulation that causes the disease. In a randomized, double-blind, placebo-controlled Phase 2 clinical trial in 47 patients with PWS, Millendo observed that administration of livoletide once daily was associated with a clinically meaningful improvement in hyperphagia, as assessed by the PWS Hyperphagia Questionnaire, as well as a reduction in appetite. In a pre-specified analysis of 38 home-resident PWS patients from the Phase 2 trial, Millendo observed a larger and statistically significant decrease in hyperphagia following administration of livoletide as compared to placebo. Based on clinical and preclinical data, Millendo believes livoletide has the potential to decrease hyperphagia and negative food-related behaviors, with potential long-term benefits with respect to obesity and its complications. Millendo is planning to initiate a pivotal Phase 2b/3 clinical trial of livoletide for the treatment of PWS patients in the first quarter of 2019, with results expected in the first half of 2020.

        Millendo acquired livoletide in connection with its acquisition of Alizé Pharma SAS, or Alizé, in December 2017. Millendo has received orphan drug designation for livoletide from the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, for the treatment of PWS. As of June 30, 2018, Millendo owned four issued U.S. patents with respect to livoletide, the earliest of which is not due to expire before 2028 and the latest of which is not due to expire before 2033 without extension pursuant to the Hatch-Waxman Act.

Nevanimibe for the treatment of classic congenital adrenal hyperplasia (CAH) and endogenous Cushing's syndrome (CS)

        Millendo is primarily focused on developing nevanimibe for the treatment of patients with CAH, a rare, monogenic adrenal disease. CAH is diagnosed at birth through universal screening, occurs in approximately one in 15,000 live births in the United States and is characterized by an inability of the body to produce cortisol naturally. CAH patients require lifelong treatment with exogenous cortisol, often at high doses, which can result in side effects that include diabetes, obesity, hypertension and psychological problems. Conversely, in the absence of suppressive cortisol levels, excess steroid precursors and androgens are generated and can result in male-pattern hair growth, or hirsutism, male physical characteristics, or virilization, infertility and menstrual irregularity in female CAH patients and testicular atrophy and infertility in male CAH patients. In addition, as many as half of male CAH patients develop large testicular tumors.

        Millendo believes that nevanimibe, a potentially first-in-class acyl coenzyme A: cholesterol acyltransferase 1, or ACAT1, inhibitor represents a novel, adrenal-specific approach to treating CAH that will minimize the need to administer chronic high doses of exogenous cortisol. ACAT1 is a critical enzyme involved in adrenal steroid synthesis and, by inhibiting ACAT1, nevanimibe seeks to suppress the hormonal process that ultimately leads to the production of excess steroid precursors, particularly 17-hydroxyprogesterone, or 17-OHP, and androgens in CAH patients. In a Phase 2 proof-of-concept clinical trial of nevanimibe for the treatment of patients with CAH, Millendo observed nevanimibe to be associated with clear signs of clinical activity in seven of 10 treated patients, as well as to have rapid onset of action. In this trial, Millendo further observed that during treatment with nevanimibe at all doses, patients exhibited a mean reduction in levels of 17-OHP, the key biomarker used by physicians to guide patient treatment, while during administration of placebo, patients exhibited a mean increase in 17-OHP levels. Millendo initiated a Phase 2b clinical trial of nevanimibe in CAH patients in the third quarter of 2018, with results expected in the first half of 2020.

        Millendo is also pursuing development of nevanimibe for the treatment of patients with CS, a rare endocrine disease characterized by excessive cortisol production from the adrenal glands and associated with weight gain, hypertension, diabetes, bone loss, cognitive impairment, mood disorders and a range of neurologic symptoms. Millendo estimates that CS affects approximately 20,000 people in the United States. Millendo is currently conducting a Phase 2 clinical trial of nevanimibe for the treatment of patients with CS at clinical sites in the United States and the United Kingdom.

        Nevanimibe has received orphan drug designation from the FDA for the treatment of CAH and CS, as well as from the EMA for the treatment of CAH. Millendo is planning to pursue orphan drug designation of nevanimibe for the treatment of CS in Europe. As of June 30, 2018, Millendo owned one issued U.S. patent with respect to nevanimibe, which is not due to expire before 2035, and we jointly owned, with University of Michigan, three issued U.S. patents, which are each not due to expire before 2033.

        The figure below depicts Millendo's product candidate pipeline:

Strategy

        Leveraging Millendo's team's significant experience in successfully developing and commercializing medicines for endocrine and orphan diseases, our mission is to build a leading endocrine company that creates distinct and transformative treatments for a wide range of endocrine diseases where there is significant unmet medical need. Key elements of Millendo's strategy are as follows:

  •
  Rapidly and efficiently advance development of, obtain approval for, and commercialize livoletide for the treatment of PWS.  Building on Millendo's Phase 2 trial results, Millendo believes livoletide may provide a unique, first-in-class treatment approach to address hyperphagia in PWS patients, the key concern for those with this disease and their caregivers, and where Millendo believes there is a significant unmet medical need. Millendo plans to initiate a pivotal Phase 2b/3 clinical trial in PWS patients in the first quarter of 2019, with results expected in the first half of 2020. If this trial is successful, Millendo plans to pursue registration of livoletide for the treatment of PWS.

  •
  Pursue development of, obtain approval for, and commercialize nevanimibe for the treatment of two orphan adrenal indications-CAH and CS.  Millendo believes nevanimibe, working through a novel mechanism of action, may allow CAH patients to obtain therapeutic benefit from exogenous cortisol at lower and better-tolerated doses. In so doing, nevanimibe may enable physicians to effectively treat the disease with lower doses of exogenous cortisol, thereby reducing the effects of long-term high doses of exogenous cortisol, while simultaneously preventing androgen excess. Millendo recently reported results from its Phase 2 clinical trial of nevanimibe in CAH patients and initiated a Phase 2b clinical trial in the third quarter of 2018, with results expected in the first half of 2020. Millendo has also initiated a Phase 2 clinical trial of nevanimibe for the treatment of CS.

  •
  Continue to expand its pipeline by leveraging its expertise in in-licensing and acquiring product candidates.  Millendo has a strong track record of licensing or acquiring novel programs to build the current pipeline and plan to strategically pursue licensing or acquisition of novel therapeutic opportunities that complement Millendo's existing portfolio. Millendo believes that there are many opportunities to leverage its deep endocrine expertise to develop new treatments for endocrine diseases with significant unmet medical needs.

  •
  Build a specialized sales and marketing organization in the United States targeting endocrinologists.  If approved by the FDA, Millendo plans to commercialize both of its current endocrine product candidates in the United States itself. As Millendo advances livoletide and nevanimibe through clinical development, Millendo plans to grow its commercial organization in support of anticipated product launches. Millendo intends to build a small, specialized sales force targeting endocrinologists.

  •
  Maximize the value of Millendo's portfolio by strategically collaborating in selected markets.  Millendo currently has worldwide development and commercialization rights with respect to both of its product candidates. Millendo plans to strategically consider collaboration or partnering opportunities in markets outside of the United States. Millendo believes its strategy will allow it to efficiently allocate resources to maximize the commercial potential of its product candidates, if approved.

Product Candidates

Livoletide (AZP-531) for the treatment of Prader-Willi syndrome (PWS)

Background

        PWS is a rare endocrine disease caused by a spontaneous genetic error that results in lack of expression of several genes on chromosome 15 and is characterized by hyperphagia, intellectual disability, short stature and incomplete sexual development. Recognized as the most common genetic cause of life-threatening childhood obesity, PWS occurs in approximately one in 15,000 births, with an estimated prevalence of 8,000 to 11,000 patients in the United States and 13,000 to 18,000 patients in Europe.

        During infancy, PWS patients often have low muscle tone, or hypotonia, and failure to thrive, which often leads to early diagnosis. Early in childhood, appetite and interest in food start to increase and, by approximately five to eight years of age, patients experience an increase in hyperphagia. PWS patients typically display aggressive and obsessive food-seeking behaviors, including food storage, foraging and hoarding, all of which represent a lifelong source of distress and severely affect social adaptation, occupational performance and quality of life. In addition, hyperphagia in PWS patients is associated with significant morbidity, including weight gain and obesity often exacerbated by the low resting energy expenditure levels that characterize the disease, type 2 diabetes and related complications, stomach rupture and choking. More than half of adult PWS patients have a body mass index over 40 and one quarter of adult PWS patients have type 2 diabetes. Mortality occurs early in PWS patients, with death often occurring between the ages of 30 and 40 from respiratory distress, cardiovascular events and accidents, most resulting from complications of hyperphagia.

        Most PWS patients are unable to live independently or work and require constant supervision and care. Managing hyperphagia requires security measures to prevent access to food in cupboards, refrigerators and garbage, placing a significant burden on patients and their caregivers, often parents. Caregivers often struggle to control the aggressive food-seeking behavior of the PWS patients under their care, especially as patients age and gain weight as a result of the disease. According to the Foundation for Prader-Willi Research, 74% of caregivers identified reduced hyperphagia as the most desirable feature they would look for in an ideal PWS treatment, absent a cure. This struggle with food is compounded by the fact that a significant majority of PWS patients suffer from some form of intellectual or emotional disability, resulting in some PWS patients ultimately being transferred to a structured setting. There are currently no approved treatments for hyperphagia or the abnormal eating behaviors associated with PWS. While growth hormone is used in a majority of PWS patients to help optimize adult height, cognition and body composition, it has no effect on either appetite or over-eating.

        While the basis for the abnormal eating behavior in PWS patients is not yet fully understood, evidence suggests involvement of appetite hormone disturbances and dysfunction of the mechanisms of the central nervous system that regulate food intake. Acylated ghrelin, or AG, is the most potent known appetite-stimulating hormone and is commonly known as the "hunger hormone." AG acts in the hypothalamus and plays a central role in the regulation of feeding and food seeking behavior. Signaling through the AG receptor, also known as the growth hormone secretagogue receptor, has been linked to many physiological functions, including appetite stimulation, lipid accumulation and insulin resistance. Historically, research has linked high total ghrelin concentrations (which includes AG, UAG and other peptide forms of ghrelin) to the hyperphagia and excessive eating that is characteristic of PWS. However, recent studies indicate that the ratio of AG to UAG is also elevated in PWS patients compared to aged-matched healthy subjects. UAG is a naturally occurring hormone associated with inhibition of AG-induced food intake, reduction of insulin levels and inhibition of adipose tissue deposition. UAG is also referred to as des-acyl ghrelin, or DAG. The observations from these recent studies suggest a potential role for UAG in negatively regulating hyperphagia.

        Millendo believes that livoletide, a cyclic peptide analogue of UAG, may provide a unique, first-in-class approach for the treatment of all hyperphagic PWS patients by addressing the underlying hormone dysregulation causing the disease.

Clinical development

        To date, the livoletide clinical program has included clinical trials with over 150 subjects, including in a Phase 1 clinical program with 44 healthy volunteers, 32 overweight or obese adults and 36 type 2 diabetes patients and in a Phase 2 clinical trial with 47 PWS patients. In these trials, livoletide was reported to be well tolerated at single doses of up to 120 µg/kg and multiple doses over 14 days of up to 60 µg/kg.

Phase 2 trial

        Livoletide was evaluated in a randomized, double-blind, placebo-controlled Phase 2 clinical trial conducted to study its effects in PWS. The trial enrolled 47 PWS patients and included both patients residing at home and at a single hospital-based clinical trial site. Patients residing at home were typically cared for by parents, while hospital staff generally cared for patients at the hospital-based site. All patients were administered either a 3-4 mg dose of livoletide (based on body weight) or placebo subcutaneously once daily for 14 days. The primary objective of the trial was to evaluate the safety and tolerability of livoletide over the course of two weeks. The main efficacy variable explored in the trial was changes in hyperphagia, as assessed using the PWS Hyperphagia Questionnaire, or HQ. The HQ is a disease-specific instrument that has been specifically designed and developed to capture food-related behaviors in PWS patients, as reported by caregivers. The HQ historically contained 11 items; however, subsequent to the start of the livoletide Phase 2 clinical trial, two items were removed from the HQ based on FDA guidance, provided in the context of clinical trials conducted by others, to limit evaluated concepts to behaviors that can be directly observed by caregivers. Therefore, only HQ data regarding the remaining nine items is presented. The FDA and EMA have accepted this nine-item version of the HQ as the primary endpoint in PWS clinical trials and we expect that this nine-item HQ will be used in its planned Phase 2b/3 pivotal trial. A five-point scale of one to five was used with respect to each question on the HQ; however, results are reflected on a statistically equivalent five-point scale of zero to four that was used in clinical for other PWS product candidates and which Millendo intends to use in its planned Phase 2b/3 pivotal trial.

        In the trial, Millendo observed a decrease in the total HQ score across all patients administered livoletide as compared to placebo (p=0.097). In a pre-specified analysis of 38 home-resident PWS patients from the Phase 2 trial, Millendo observed a larger and statistically significant decrease in hyperphagia following administration of livoletide as compared to placebo (p=0.034). The analysis of home-resident patients excluded patients residing at the single hospital-based site, which provided a different treatment environment across a number of variables, including lack of consistency with respect to the party completing the HQ. Home residents represent the patient population in which we anticipate conducting future clinical development of livoletide given the importance of having a single party complete the HQ at each point in time. Millendo observed the largest treatment effect in a post-hoc analysis of 26 home-resident patients with baseline HQ scores of 10 or greater, which is reflective of the target patient population for Millendo's contemplated Phase 2b/3 pivotal trial. Millendo believes that these changes in HQ scores reflect clinically meaningful changes in hyperphagic behaviors that affect patient and caregiver quality of life. The figure below shows the change in HQ scores relative to baseline for patients treated with livoletide or placebo, respectively, across each of the three patient groups discussed above:

        A result is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. The conventional method for measuring the statistical significance of a result is known as the "p-value," which represents the probability that random chance caused the result (e.g., a p-value = 0.001 means that there is a 0.1% or less probability that the difference between the control group and the treatment group is purely due to random chance). Generally, a p-value less than 0.05 is considered statistically significant, and may be supportive of a finding of efficacy by regulatory authorities. However, regulatory authorities, including the FDA and EMA, do not rely on strict statistical significance thresholds as criteria for marketing approval and maintain the flexibility to evaluate the overall risks and benefits of a treatment.

        Millendo also observed greater decreases in mean values in individual HQ item scores in the livoletide treatment group compared to placebo across each of nine individual questions in the HQ. Millendo believes that improvements in just a few HQ items could have a profound effect on patients and caregivers, including reducing high-risk behaviors. The figure below shows the changes relative to baseline with respect to each of the nine individual items of the HQ in home-resident PWS patients treated with livoletide and placebo, respectively:

        Livoletide was reported to be well tolerated and no serious adverse events were observed. The overall number of reported adverse events were balanced between livoletide and placebo, with 60.9% of patients on livoletide and 58.3% of patients on placebo reporting adverse events. The most commonly reported adverse events in both groups were injection site reactions, which were generally mild and transient. There were no significant changes in vital signs or safety labs, nor were there any premature discontinuations from the trial due to side effects.

Preclinical Development

        A comprehensive preclinical program for livoletide, including toxicology and pharmacology studies, has been conducted.

        In one of a number of preclinical studies in rodents, administration of livoletide was associated with reduced AG-induced food intake. In a rodent model of AG-induced food intake, rats receiving an intraperitoneal injection of AG exhibited significantly increased food intake within the first three hours post injection. Co-administration of AG with either UAG or livoletide was associated with inhibition of the stimulatory effect of AG on food uptake over this three-hour period. The figure below shows the observed effects of UAG and livoletide on AG-induced food uptake in rats:

        In longer term preclinical studies, overexpression of UAG from a transgene in mice was associated with significantly reduced food intake, fat pad mass, triglycerides and body weight at week 44 following commencement of dosing. These results are consistent with studies of shorter duration in which overexpression of UAG was associated with reduced mouse body weight beginning at age 16 weeks, as well as less development of white adipose tissue and better modulation of glucose tolerance and insulin sensitivity. Administration of livoletide was associated with similar outcomes in a four-week preclinical study.

        Based on clinical and preclinical data, Millendo believes that administration of livoletide has the potential to increase functional UAG levels (level of UAG plus livoletide) and decrease hyperphagia and negative food-related behaviors, with potential long-term benefits with respect to obesity and its complications.

Clinical development plan

        Millendo is planning to initiate a pivotal Phase 2b/3 clinical trial of livoletide for the treatment of PWS in the first quarter of 2019, with results expected in the first half of 2020.

        Millendo has discussed the development strategy with both the FDA and EMA in advance of initiating the Phase 2b/3 study with livoletide. There was agreement with key elements of the development program:

  •
  Suitability of the validated 9-item PWS Hyperphagia Questionnaire (HQ-CT) for clinical trials survey as the primary efficacy endpoint for the study.

  •
  The Phase 2b portion of the study may be capable of supporting a marketing application.

  •
  The preference from the FDA to use fixed-exposure dosing (rather than fixed-dosing) given the wide range of body weights to be studied.

  •
  High-level alignment on strategy for management of pediatrics within the livoletide development program.

        Millendo expects that the Phase 2b portion of the randomized, double blind, placebo-controlled clinical trial will enroll approximately 150 home-resident PWS patients at up to 40 sites in the United States and Europe. Patients will be administered a dose of livoletide based on body weight or a placebo by once daily subcutaneous injection for three months. The primary endpoint of the trial will be an assessment of changes in hyperphagia based on the HQ-CT. Secondary endpoints include assessments of changes in total body fat mass, body mass index and body weight. Following completion of the three month placebo-controlled portion of the trial, patients will be eligible to enroll in a nine-month extension, which Millendo anticipates will provide up to 12 months of safety and efficacy data. We believe that the three month placebo-controlled portion of the trial, if favorable, may be sufficient to support the filing of an NDA for livoletide for the treatment of PWS.

        Millendo expects that the Phase 3 portion of the clinical trial will enroll approximately 80 home-resident PWS patients at approximately 25 sites in the United States and Europe. Patients who participated in the Phase 2b portion of the trial will not be eligible to participate in the Phase 3 portion of the trial. Patients will be administered a dose of livoletide based on body weight or a placebo subcutaneously once daily for six months. The primary endpoint of the trial will be an assessment of changes in hyperphagia based on the HQ-CT. Secondary endpoints include assessments of changes in total body fat mass, body mass index and body weight, subject to change based on the outcome of the Phase 2b portion of the trial. Following completion of the six month placebo-controlled portion of the trial, patients will be eligible to enroll in a six-month extension.

Nevanimibe for the treatment of classic congenital adrenal hyperplasia (CAH)

Background

        CAH is a rare, monogenic adrenal disease caused by patients' inability to produce cortisol, which results in excessive production of steroid precursors and androgens, and requires lifelong treatment with exogenous cortisol. CAH occurs in approximately one in 15,000 live births in the United States and has a slightly higher incidence in Europe, with an estimated prevalence of 15,000 to 18,000 patients in the United States and approximately 40,000 patients in Europe. CAH is diagnosed at birth through universal screening.

        The most frequent form of CAH, responsible for between 90% and 95% of cases, is caused by a deficiency in the enzyme 21-hydroxylase, which is required for the production of cortisol and other steroids in the adrenal cortex. As the hypothalamus and pituitary gland function normally in CAH patients, low or nonexistent cortisol levels stimulate the hypothalamus to produce and secrete an excess of corticotropin-releasing hormone, or CRH. Excess CRH stimulates cells in the pituitary gland to produce and secrete excess adrenocorticotropic hormone, or ACTH. In individuals without CAH, excess ACTH would lead to the over-synthesis of cortisol. However, in CAH patients, the lack of cortisol production results in increased levels of the adrenal steroid hormone precursors, including 17-OHP, with approximately 80% of CAH patients having 17-OHP levels outside of normal bounds. These excess precursors are diverted largely to the androgen pathway, resulting in elevated androgen levels, which leads to hirsutism, virilization, infertility and menstrual irregularity in women. In men, testicular tumors of adrenal gland origin are common.

        CAH requires treatment with exogenous cortisol, often at high doses, which both replaces the lack of endogenous cortisol and aims to suppress the hormonal processes that lead to excess CRH, ACTH and androgens. These chronic high doses of cortisol can result in side effects that include diabetes, obesity, hypertension and psychological problems, making it difficult for physicians to appropriately treat CAH without causing adverse consequences. Few CAH patients are able to achieve an optimal balance between exogenous cortisol dose and suppression of CRH, ACTH and androgens.

        Nevanimibe is an adrenal-selective inhibitor of ACAT1. ACAT1 is a critical enzyme that converts free cholesterol into cholesteryl esters in the adrenal glands. Cholesteryl esters are the reservoirs in which cholesterol is stored prior to its synthesis into adrenal steroids, including cortisol and androgens. By inhibiting ACAT1 in the adrenal glands, nevanimibe seeks to reduce the amount of cholesteryl esters and associated stored cholesterol available for synthesis into adrenal steroids thus reducing the levels of all adrenal steroids. By inhibiting ACAT1, we believe that nevanimibe represents a novel, adrenal-specific approach to treating CAH that will minimize the need to administer chronic high doses of exogenous cortisol to suppress the hormonal process that ultimately leads to the production of excess CRH, ACTH and androgens, including 17-OHP, in CAH patients.

        The graphic below depicts the mechanism of action of nevanimibe for the treatment of CAH:

Clinical development

Phase 2 trial

        Millendo evaluated nevanimibe in a multicenter, single blind, intra-patient dose escalation Phase 2 clinical trial for the treatment of adult CAH. The trial's objectives were to evaluate the efficacy and safety of nevanimibe in this patient population.

        Following a two-week placebo lead-in period, eligible patients with baseline 17-OHP levels greater than or equal to four times the upper limit of normal, or ULN, received the lowest dose of nevanimibe for two weeks. This two-week treatment period was followed immediately by a single-blind placebo washout period of two weeks. If the primary outcome measure of reducing 17-OHP levels less than or equal to two times the ULN was not met, the patient was up-titrated to the next highest dose of nevanimibe. This process was repeated until the primary outcome measure was met or the patient reached the highest dose. A total of five nevanimibe dose levels were tested (125 mg BID, 250 mg BID, 500 mg BID, 750 mg BID and 1,000 mg BID). All patients remained on mineralcorticoid and glucocorticoid replacement throughout the trial.

        The trial enrolled 10 patients. The baseline 17-OHP levels of patients at screening ranged from seven to 187 times ULN, with a mean value of 52.5 times ULN. Nine patients completed the trial and one patient discontinued from the trial while on the highest dose level of nevanimibe due to a serious adverse event of enteritis.

        In the trial, we observed nevanimibe to be associated with clear signs of clinical activity in seven of 10 treated patients. We further observed that during treatment with nevanimibe at all doses, patients exhibited a mean reduction in levels of 17-OHP, while during administration of placebo, patients experienced a mean increase in 17-OHP levels. Two patients met the primary endpoint, with observed 17-OHP reductions to two times the ULN or less, and other patients had observed maximal decreases in 17-OHP of up to 72% during the two week treatment period. During the placebo washout periods following each nevanimibe dose level, we observed that 17-OHP increased markedly, with no patients having a mean percentage decrease in 17-OHP. The bar graph below shows the change in the study population mean 17-OHP (ng/dL) values by study visit. Visits are numbered 1 to 13. Visit 1 was the screening visit and is not associated with a change in 17-OHP. The 17-OHP value presented at visit 2 shows the mean change in 17-OHP from visit 1 to the start of the single-blind, two week placebo lead-in period (visit 2). Visit 3 shows the change in 17-OHP that occurred from the start of the single-blind, two week placebo lead-in period (visit 2) to the end of that period (visit 3). Millendo believes that the decrease in 17-OHP associated with visit 3 reflects increased compliance with medications. Visit 4 shows the decrease associated with administration of nevanimibe 125 mg BID, with the mean 17-OHP value at visit 3 serving as the baseline for the two-week nevanimibe 125 mg BID treatment period that ends at visit 4. Visit 5 shows the increase in 17-OHP associated with the two-week placebo washout period that immediately followed the navanimibe 125 mg BID dosing period, with the mean 17-OHP value at visit 4 serving as the baseline for the two-week placebo period that ends at visit 5. Visits 5 and 6 (where nevanimibe, 250 mg BID was assessed), visits 7 and 8 (where nevanimibe 500 mg BID was assessed), visits 9 and 10 (where nevanimibe, 750 mg BID was assessed) and visits 11 and 12 (where nevanimibe 1000 mg BID was assessed) followed the same paradigm.

        Data with respect to one patient who completed the trial is excluded from the graphic below because that patient was administered high doses of exogenous cortisol in response to a serious adverse event, which would confound the results of the trial. In addition, one patient met the primary endpoint of the trial following visit 7 and therefore did not receive additional doses of nevanimibe. Accordingly, the graphics below includes data with respect to nine patients through visit seven and eight patients through all 13 visits.

        The graphic below illustrates the mean 17-OHP levels in patients at the indicated points in time.

        Millendo believes the observed decreases in 17-OHP associated with each nevanimibe dose level and the corresponding observed increases in 17-OHP during the placebo wash-out periods demonstrate a treatment effect. Millendo believes signs of clinical activity observed in seven of 10 patients, with two patients meeting the primary endpoint, provide sufficient evidence for the use of nevanimibe in the treatment of CAH to support further development. The primary efficacy endpoint assessed the percentage of patients meeting the primary outcome measure (17-OHP levels less than two times ULN); however the relatively small sample size and open-label, intra-subject dose escalation design of the trial precluded the use of formal statistical analyses (e.g., p-values) for either the primary efficacy endpoint or secondary objectives, which included assessments of changes in levels of adrenal cortical steroids and steroid intermediates, changes in levels of ACTH and pharmacokinetics.

        Nevanimibe was reported to be well tolerated at all dose levels. Two serious adverse events were reported in the trial, both occurring in the same patient: one case of viral gastroenteritis, which was deemed not to be drug related, and one case of enteritis, which was deemed to be drug related. Both serious adverse events were treated with higher than usual doses of exogenous cortisol. The overall number of reported adverse events was balanced between nevanimibe and placebo. The most commonly reported adverse events in both groups were gastrointestinal disorders, nasopharyngitis and headaches, which were generally mild and transient. There were no observed dose-related trends in adverse events or safety laboratory results.

Phase 1 trials

        Millendo previously studied nevanimibe in a Phase 1 clinical trial in 63 patients with adrenocortical carcinoma across 14 dose-ranging cohorts. In the trial, we observed nevanimibe to be well tolerated at doses up to 158.5 mg/kg/day (approximately 12,000 mg/day for a 75 kg individual). The longest duration of treatment was 13 months (97.9 mg/kg/day). Forty-eight of the patients received a nevanimibe dose similar to or greater than the dose range in Millendo's Phase 2b CAH clinical trial.

        Further, in a separate Phase 1 food effect clinical trial of nevanimibe in 14 healthy volunteers, we observed nevanimibe to be well tolerated at total exposures of 1,500 mg per subject when administered with water under fed and fasting conditions and with an acidic beverage under fasting conditions. No serious adverse events or dose limiting toxicities were observed.

Preclinical development

        A comprehensive preclinical program for nevanimibe, including chronic toxicology and pharmacology studies, has been conducted.

        In one of a number of preclinical studies in dogs, we observed that administration of nevanimibe was associated with decreases in levels of adrenal steroids and steroid precursors. Nevanimibe was observed to be associated with dose and time-dependent decreases in basal and ACTH-stimulated levels of all adrenal steroids and steroid precursors tested after 14 days of treatment as shown in the figure below. Notably, both basal and ACTH-stimulated levels of 17-OHP were reduced by 100%.

		% Change after 14d nevanimibe
Pathway	Steroid	Basal		ACTH-Stim
Androgen/Estrogen	Pregnenolone	80.3	*	78.8	*
	DHEA	51.7		43.3	**
	DHEA-S	99.8		100
	Androstenedione	77.5		87.3
	Testosterone	66.6		41.4
Progesterone	Progesterone	88.2	*	84.4
	17-Hydroxyprogesterone	100		100
Mineralocorticoid	11-Deoxycorticosterone	67. 3		86.1
	Corticosterone	49.5		86.5
Glucocorticoid	11-Deoxycortisol	11.2		77.5
	Cortisol	32.3		71.4
	Cortisone	19.2		44.1

*
Day 1 data used for maximum levels

**
Day 3 data used for maximum levels

        Chronic toxicology studies of nevanimibe in rats and dogs are complete.

Clinical development plan

        Millendo initiated a Phase 2b clinical trial of nevanimibe for the treatment of CAH in the third quarter of 2018, with results expected in the first half of 2020.

        Millendo expects that the open-label, intra-subject dose-escalation trial will enroll a total of 20 to 24 CAH patients with either (i) 17-OHP levels greater than or equal to four times ULN or (ii) 17-OHP levels less than four times ULN while on a high dose of exogenous cortisol. With respect to patients in the latter group, exogenous cortisol dosing will be reduced such that patients will have 17-OHP levels greater than or equal to four times ULN prior to administration of nevanimibe. Patients will receive nevanimibe for a total of 12 consecutive weeks starting at a dose of 1,000 mg BID. Dose escalation to 1,500 mg BID or 2,000 mg BID will be based on the primary outcome measure: 17-OHP levels. The primary endpoint will be an assessment of the percentage of patients that achieve 17-OHP levels less than or equal to two times ULN. Secondary endpoints include assessments of level of other adrenal hormones, including androgens.

Nevanimibe for the treatment of endogenous Cushing's syndrome (CS)

        CS is a rare endocrine disease characterized by excessive cortisol production from the adrenal glands. The chronic cortisol excess in CS can cause weight gain, hypertension, diabetes, bone loss and a range of neurologic symptoms. With chronic exposure to higher than normal levels of cortisol, patients may also exhibit cognitive impairment and mood disorders. The cumulative impact of these symptoms can significantly decrease both the quality of life and life expectancy of patients, with one study showing that CS patients have a comparable quality of life to patients suffering from cancer and multiple sclerosis. In some cases, untreated CS can be life-threatening. Millendo estimates that CS affects approximately 20,000 people in the United States, with the medically managed target market being between 5,000 and 6,000 patients in the United States. CS most commonly affects people who are 20 to 50 years of age and women are affected three times more often than men.

        CS may be caused by benign pituitary, primary adrenal gland or non-adrenal cortisol secreting tumors, as well as by non-pituitary tumors (such as in the lung, thyroid and pancreas) that produce ACTH and lead to excess stimulation of steroid synthesis in the adrenal cortex. Approximately 70% of CS patients have pituitary tumors, 20% have adrenal tumors and the balance have ectopic tumors. Many cases of CS can be cured through surgery, but for those cases where the tumor is inoperable or where surgery is unsuccessful, medical management can be challenging.

        Millendo's approach to the treatment of CS is based on the same mechanism of action of nevanimibe, at similar dosing levels, that Millendo is exploring for the treatment of CAH. In preclinical studies, nevanimibe was observed to be associated with dose and time-dependent decreases in basal and ACTH stimulated cortisol levels. Additionally, in canines with naturally-occurring CS, nevanimibe treatment was observed to result in the decrease of ACTH-stimulated cortisol levels in 90% of the subjects treated regardless of the cause. The figure below shows the effects of nevanimibe on cortisol levels in dogs with naturally-occurring CS treated with nevanimibe for 14 days:

        Millendo is currently conducting a Phase 2 trial of nevanimibe for the treatment of patients with CS at clinical sites in the United States and United Kingdom pursuant to an IND that became effective in July 2016. This trial, including both an open-label portion and a randomized double-blind placebo-controlled portion, is being conducted in up to 16 adults and is designed to provide dosing and efficacy information. Enrollment in the trial is ongoing. In the open-label portion, patients will be dose escalated until they achieve the goal of cortisol control or the dose escalation period ends. Patients will then progress to a randomized, double-blind placebo-controlled withdrawal period. The primary endpoint of this trial is the proportion of subjects with either a normal 24-hour urinary free cortisol, or UFC, or a reduction in UFC of greater than 50% relative to baseline values at the end of the randomized, double-blind withdrawal period. Secondary endpoints include effects on other steroid measurements, pharmacokinetic measurements and safety assessments.

        If Millendo is successful in receiving regulatory approval, nevanimibe has the potential to be a first-in-class agent that directly reduces cortisol levels in CS patients. Nevanimibe has received orphan drug designation from the FDA for the treatment of CS and is planning to pursue orphan drug designation of nevanimibe for the treatment of CS in Europe.

Sales and Marketing

        Millendo has worldwide development and commercialization rights with respect to both of its current product candidates.

        If approved by the FDA, Millendo plans to commercialize both of its current product candidates in the United States itself. As Millendo advances livoletide and nevanimibe through clinical development, Millendo plans to grow its commercial organization in support of anticipated product launches. Millendo intends to build a small, specialized sales force to market livoletide and nevanimibe targeting endocrinologists. Millendo intends to focus on patient support and reimbursement assistance in order to facilitate patient access, uptake and compliance for all indications. Millendo also intends to develop health economic models demonstrating the value of livoletide and nevanimibe to third-party payers.

        Outside of the United States, Millendo plans to strategically consider collaboration or partnering opportunities to allow Millendo to efficiently allocate resources to maximize the commercial potential of Millendo's product candidates, if approved.

Research and Development

        Millendo believes that there are many opportunities to leverage its deep endocrine expertise to develop new treatments for endocrine diseases with significant unmet medical needs. Millendo will also continue to seek research and development synergies across all its programs and indications. However, Millendo also plans to aggressively pursue licensing or acquisitions of novel therapeutic opportunities exploiting biological discoveries that can transform the treatment of endocrine disease. In this way, Millendo expects to expand its portfolio and become a leading endocrine company. Millendo's research and development expenses were $14.1 million and $14.5 million in the years ended December 31, 2016 and 2017, respectively. Millendo's research and development expenses were $9.9 million and $6.0 million in the six months ended June 30, 2017 and 2018, respectively.

License Agreement with The University of Michigan

        In June 2013, Millendo entered into a license agreement with the University of Michigan which Millendo refers to as the UM License Agreement, for a worldwide, exclusive, sublicensable license to the University of Michigan's interest in certain patent rights jointly owned with Millendo, covering, among other things, the use of nevanimibe to treat CAH and CS. Such license rights allow Millendo to make, have made, import, export, use, market, offer for sale and sell products containing nevanimibe for such uses. Under the UM License Agreement, the University of Michigan reserved the right to practice the licensed patent rights for its own internal research, public service and internal educational purposes and to grant such rights to other non-profit research institutions solely for its internal use.

        The UM License Agreement requires that products containing nevanimibe that are used or sold in the United States must be manufactured substantially in the United States. The UM License Agreement further obligates Millendo to use commercially reasonable efforts to bring at least one product containing nevanimibe subject to the licensed rights to market, and to continue active, diligent marketing efforts using commercially reasonable efforts for any such product that achieves regulatory approval throughout the term of the UM License Agreement. Millendo is further obligated under the UM License Agreement to use commercially reasonable efforts to obtain and retain any necessary governmental approvals that are required to manufacture and/or sell products containing nevanimibe that are subject to the licensed patents.

        Millendo agreed under the UM License Agreement to use commercially reasonably efforts to reach certain commercialization, research and development milestones by certain dates. Millendo has the right to extend by a specified period the time it takes to achieve such commercialization, research and development milestones upon notice and payment to the University of Michigan of a low six figure fee. Millendo may exercise such right up to a specified number of times during the term of the UM License Agreement. To date, Millendo has not exercised such option.

        As consideration for the rights granted to Millendo under the UM License Agreement, Millendo agreed to pay the University of Michigan a flat, low single figure royalty on net sales of product containing nevanimibe that are covered by the claims of the licensed patents, with minimum royalties per year ranging between $10,000 and $20,000 through 2023 and minimum royalties per year of $0.2 million beginning in 2024 through expiration of the term of the UM License Agreement. Millendo also agreed to make payments to the University of Michigan totaling up to $2.5 million upon the achievement of certain development and commercial milestones, of which $0.1 million was paid during each of the years ended December 31, 2016 and 2017.

        Millendo has also agreed to pay a tiered percentage of revenues, other than revenues based on net sales, received under a sublicense of the rights granted under the UM License Agreement. Such revenue percentages range from a mid-single digit to low double digits depending on the stage of development of nevanimibe at the time of the applicable sublicense, with the lower percentages applicable to sublicenses granted at later stages of development.

        The UM License Agreement will expire upon expiration of the last to expire of the issued patents that are the subject of the UM License Agreement that would be infringed by Millendo's making, having made, using, marketing, importing, exporting, offering to sell and selling of products containing nevanimibe. Millendo may terminate the UM License Agreement upon 90 days' notice. The University of Michigan may terminate the UM License Agreement for any uncured failure to pay amounts due the University of Michigan or for any other uncured material breach, which includes Millendo's failure to exercise commercially reasonable efforts to meet research and development milestones by certain deadlines, and if Millendo challenges the validity or enforceability of the licensed patents.

Assignment Agreement with Erasmus University Medical Center and The University of Turin

        In connection with Millendo's acquisition of Alizé, Millendo assumed Alizé's obligations under an assignment agreement with Erasmus University Medical Center, the University of Turin and certain individuals, which Millendo refers to collectively as the assignors, for certain patents and patent applications relating to livoletide.

        In connection with the assignment, Millendo agreed to pay the assignors a flat, low single digit royalty on net commercial sales of products containing livoletide that are covered by the claims of the assigned intellectual property. Further, upon approval of livoletide by the FDA or EMA, Millendo is required to pay the assignors CDN$100,000, which amount will be deducted from any future royalty payments due to the assignors. Millendo also agreed to pay the assignors a low single digit percentage of any amounts received in connection with Millendo's license of the assigned intellectual property or products containing livoletide that are covered by the claims of the assigned intellectual property.

        The assignors have a right to repurchase the assigned intellectual property at a certain price in the event Millendo does not, upon receiving notice, use reasonable efforts to develop, introduce for sale and promote products derived from the assigned intellectual property. Such reasonable efforts involve spending an annual amount of at least CDN$100,000 in research and development related to livoletide, actively pursuing the registration, licenses and permits necessary to market livoletide and actual commercialization of livoletide, if approved. In addition, pursuant to the assignment agreement, certain individuals at the Erasmus University Medical Center and the University of Turin were granted non-exclusive rights to use the assigned intellectual property for non-commercial research with Millendo's prior written consent.

Competition

        The commercialization of new drugs is competitive, and Millendo may face worldwide competition from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies and ultimately generic companies. Millendo's competitors may develop or market therapies that are more effective, safer or less costly than any that Millendo is commercializing, or may obtain regulatory or reimbursement approval for their therapies more rapidly than Millendo may obtain approval for those of Millendo's.

        With respect to Millendo's efforts to treat patients with PWS, livoletide is the only UAG analogue in development. Compounds with several different mechanisms are in clinical development by others for the treatment of PWS. Soleno Therapeutics, Inc. is currently developing diazoxide choline controlled release, an ATP-sensitive potassium channel agonist, and Levo Therapeutics, Inc. is pursuing development of carbetocin, a long-acting analogue of oxytocin. Each of Saniona AB, GLWL Research Inc. and Insys Therapeutics, Inc. has also announced or initiated smaller trials in PWS. There are also a number of compounds in preclinical development.

        With respect to nevanimibe to treat patients with CAH, Millendo believes that there are a limited number of products in development that are focused on the indication. Diurnal Group PLC is developing an exogenous cortisol treatment with a modified release intended to more closely match the physiological release profile of cortisol but recently announced a failed Phase 3 study. Neurocrine Biosciences, Inc. has initiated a Phase 2 clinical trial targeting CRF 1 and Spruce Biosciences, Inc. is developing a CRF 1 antagonist in a Phase 2 clinical trial. Novartis AG is currently marketing Signifor and Corcept Therapeutics Inc. is currently marketing Korlym, both for the treatment of subsets of CS patients. There are several other product candidates currently in clinical development for CS, including by Novartis, Corcept, HRA Pharma, SA and StrongBridge BioPharma plc.

Intellectual Property

        Millendo's success will significantly depend upon its ability to obtain and maintain patent and other intellectual property and proprietary protection for Millendo's drug candidates in the U.S. and internationally, including composition-of-matter, dosage and formulation patents, as well as patent and other intellectual property and proprietary protection for its novel biological discoveries and other important technology inventions and know-how. In addition to patents, Millendo relies upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain Millendo's competitive position. Millendo protects its proprietary information, in part, using confidentiality agreements with its commercial partners, collaborators, employees and consultants and invention assignment agreements with its employees. Millendo also has confidentiality agreements or invention assignment agreements with its commercial partners and selected consultants. Despite these measures, any of Millendo's intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit Millendo to take advantage of current market trends or otherwise to provide competitive advantages. In addition, such confidentiality agreements and invention assignment agreements can be breached and Millendo may not have adequate remedies for any such breach. For more information, please see "Risk Factors—Risks Related to Millendo's Intellectual Property."

        Millendo seeks patent protection in significant markets and/or countries for each drug in development. Millendo also seeks to maximize patent term. The patent exclusivity period for a drug will prevent generic drugs from entering the market. Patent exclusivity depends on a number of factors including initial patent term, patent term adjustments and available patent term extensions based upon delays caused by the regulatory approval process.

        The patent positions of biotechnology companies like Millendo's are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, Millendo may not obtain or maintain adequate patent protection for any of its product candidates. As of June 30, 2018, with respect to livoletide patent rights, Millendo owned four issued U.S. patents, one pending U.S. patent application, and a number of patents and pending patent applications in other jurisdictions. As of June 30, 2018, with respect to nevanimibe patent rights, Millendo owned one issued U.S. patent, two pending U.S. patent applications, and a number of pending patent applications in other jurisdictions, and Millendo jointly owned, with University of Michigan, three issued U.S. patents, one pending U.S. patent application, and a number of patent applications in other jurisdictions. Millendo cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. The patent portfolios for Millendo's leading product candidates as of June 30, 2018 are summarized below.

Livoletide

        With respect to livoletide patent rights, as of June 30, 2018, Millendo owned four U.S. Patents, which are not due to expire before 2028, 2028, 2029, and 2033, respectively, excluding any additional term for patent term extension; one pending U.S. patent application, which is not due to expire before

2034, excluding any additional term for patent term adjustment or extension; and a number of patent applications in other jurisdictions. The foregoing patents and patent applications cover a form of and methods of making and using livoletide or its analogs. Related international patent applications have issued in Australia, Canada, China, Europe, Japan, and Mexico and are pending in a number of other countries, including Canada, Europe, and India.

Nevanimibe

        With respect to nevanimibe patent rights, as of June 30, 2018, Millendo owned one issued U.S. patent, which is not due to expire before 2035, excluding any additional term for patent term adjustment or extension; two pending U.S. patent applications, which, if issued, are not due to expire before 2035 and 2036, respectively, excluding any additional term for patent term adjustment or extension; and a number of patent applications in other jurisdictions. Millendo jointly owned, with University of Michigan, three issued U.S. patents, which are each not due to expire before 2033, excluding any additional term for patent term adjustments or extensions; one pending U.S. patent application, which, if issued, is not due to expire before 2033, excluding any additional term for patent term adjustment or extension; and a number of patent applications in other jurisdictions. The foregoing patents and patent applications cover methods of making and using nevanimibe or its analogs. Related international patent applications have issued in China and New Zealand and are pending in a number of other countries, including Australia, Brazil, Canada, China, Europe, Japan and Mexico.

Manufacturing

        Millendo relies on contract manufacturing organizations, or CMOs, to produce its drug candidates in accordance with the FDA's current Good Manufacturing Practices, or cGMP, regulations for use in Millendo's clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Millendo's peptide and small molecule drug candidates, livoletide and nevanimibe, are manufactured using common chemical engineering and synthetic processes from readily available raw materials.

        To meet Millendo's projected needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the CMOs with whom Millendo currently works will need to increase the scale of production or Millendo will need to secure alternate suppliers. Millendo believes that there are multiple potential sources for its contract manufacturing, but Millendo has not engaged alternate suppliers in the event that its current CMOs are unable to scale production. Millendo's relationships with CMOs are managed by internal personnel with extensive experience in pharmaceutical development and manufacturing.

        If Millendo is unable to obtain sufficient quantities of drug candidates or receive raw materials in a timely manner, Millendo could be required to delay its ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming.

Government Regulation and Approval

United States-FDA process

        In the United States, the FDA regulates drugs. The Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of drugs. To obtain regulatory approvals in the United States and in foreign countries, and subsequently comply with applicable statutes and regulations, Millendo will need to spend substantial time and financial resources.

Approval process

        The FDA must approve any new drug or a drug with certain changes to a previously approved drug before a manufacturer can market it in the United States. If a company does not comply with applicable United States requirements it may be subject to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning or untitled letters, clinical holds, drug recalls, drug seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The steps we must complete before we can market a drug include:

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  completion of preclinical laboratory tests, animal studies, and formulation studies, all performed in accordance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical studies start. The sponsor must update the IND annually;

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  approval of the study by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical study begins;

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  performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug for each indication to the FDA's satisfaction;

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  submission to the FDA of an NDA;

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  potential review of the drug application by an FDA advisory committee, where appropriate and if applicable;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities to assess compliance with current good manufacturing practices, cGMP, or regulations; and

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  FDA review and approval of the NDA.

        It generally takes companies many years to satisfy the FDA approval requirements, but this varies substantially based upon the type, complexity, and novelty of the drug or disease. Preclinical tests include laboratory evaluation of a drug's chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the drug. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The company submits the results of the preclinical testing to the FDA as part of an IND along with other information, including information about the product drug's chemistry, manufacturing and controls, and a proposed clinical study protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after submitting the initial IND.

        The FDA requires a 30-day waiting period after the submission of each IND before the company can begin clinical testing in humans. The FDA may, within the 30-day time period, raise concerns or questions relating to one or more proposed clinical studies and place the study on a clinical hold. In such a case, the company and the FDA must resolve any outstanding concerns before the company begins the clinical study. Accordingly, the submission of an IND may or may not be sufficient for the FDA to permit the sponsor to start a clinical study. The company must also make a separate submission to an existing IND for each successive clinical study conducted during drug development.

Clinical studies

        Clinical studies involve administering the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. The company must conduct clinical studies:

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  in compliance with federal regulations;

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  in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, administrators, and monitors; as well as

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  under protocols detailing the objectives of the trial, the safety monitoring parameters, and the effectiveness criteria.

        The company must submit each protocol involving testing on United States patients and subsequent protocol amendments to the FDA as part of the IND. The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other sanctions, if it believes that the sponsor is not conducting the clinical study in accordance with FDA requirements or presents an unacceptable risk to the clinical study patients. The sponsor must also submit the study protocol and informed consent information for patients in clinical studies to an institutional review board for approval. An IRB may halt the clinical study, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

        Companies generally divide the clinical investigation of a drug into three or four phases. While companies usually conduct these phases sequentially, they are sometimes overlapped or combined.

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  Phase 1.  The company evaluates the drug in healthy human subjects or patients with the target disease or condition. These studies typically evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and if possible, gain early evidence on effectiveness.

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  Phase 2.  The company administers the drug to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

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  Phase 3.  The company administers the drug to an expanded patient population, generally at geographically dispersed clinical study sites, to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval.

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  Phase 4.  In some cases, the FDA may condition approval of an NDA for a drug on the company's agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Millendo typically refers to such post-approval studies as Phase 4 clinical studies.

        A pivotal study is a clinical study that adequately meets regulatory agency requirements to evaluate a drug's efficacy and safety to justify the approval of the drug. Generally, pivotal studies are Phase 3 studies, but the FDA may accept results from Phase 2 studies if the study design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations in which there is an unmet medical need and the results are sufficiently robust.

        The FDA, the IRB, or the clinical study sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee, may oversee some clinical studies. This group provides authorization for whether or not a study may move forward at designated checkpoints based on access to certain data from the study. Millendo may also suspend or terminate a clinical study based on evolving business objectives and the competitive climate.

Submission of an NDA

        After Millendo completes the required clinical testing, Millendo can prepare and submit an NDA to the FDA, who must approve the NDA before Millendo can start marketing the drug in the United States. An NDA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the drug's chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies on a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing authorization, the data Millendo submit must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the FDA's satisfaction.

        The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual program user fees. The FDA typically increases these fees annually. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers.

        The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency's threshold determination that the application is sufficiently complete to permit substantive review. Once the FDA accepts the filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs within ten months after the 60-day filing review period, but this timeframe is often extended. The FDA reviews most applications for standard review drugs within ten to 12 months and most applications for priority review drugs within six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.

        The FDA may also refer applications for novel drugs that present difficult questions of safety or efficacy, to an advisory committee. This is typically a panel that includes clinicians and other experts that will review, evaluate, and recommend whether the FDA should approve the application. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP, and will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the drug unless compliance with cGMP is satisfactory and the NDA contains data that provide evidence that the drug is safe and effective in the indication studied.

The FDA's decision on an NDA

        After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter indicates that the FDA has completed its review of the application, and the agency has determined that it will not approve the application in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional clinical data and/or other significant, expensive, and time-consuming requirements related to clinical studies, preclinical studies and/or manufacturing. The FDA has committed to reviewing resubmissions of the NDA addressing such deficiencies in two or six months, depending on the type of information included. Even if Millendo submits such data the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Also, the government may establish additional requirements, including those resulting from new legislation, or the FDA's policies may change, which could delay or prevent regulatory approval of Millendo's drugs under development.

        An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for REMS can materially affect the potential market and profitability of the drug. Moreover, the FDA may condition approval on substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. Once granted, the FDA may withdraw drug approvals if the company fails to comply with regulatory standards or identifies problems following initial marketing.

        Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before Millendo can implement the change. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing new NDAs. As with new NDAs, the FDA often significantly extends the review process with requests for additional information or clarification.

Post-approval requirements

        The FDA regulates drugs that are manufactured or distributed pursuant to FDA approvals and has specific requirements pertaining to recordkeeping, periodic reporting, drug sampling and distribution, advertising and promotion and reporting of adverse experiences with the drug. After approval, the FDA must provide review and approval for most changes to the approved drug, such as adding new indications or other labeling claims. There also are continuing, annual user fee requirements for any marketed drugs and the establishments who manufacture its drugs, as well as new application fees for supplemental applications with clinical data.

        In some cases, the FDA may condition approval of an NDA for a drug on the sponsor's agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical studies.

        Drug manufacturers are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP requirements. There are strict regulations regarding changes to the manufacturing process, and, depending on the significance of the change, it may require prior FDA approval before Millendo can implement it. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon Millendo and any third-party manufacturers that Millendo may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        The FDA may withdraw approval if a company does not comply with regulatory requirements and maintain standards or if problems occur after the drug reaches the market. If a company or the FDA discovers previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, issues with manufacturing processes, or the company's failure to comply with regulatory requirements, the FDA may revise the approved labeling to add new safety information; impose post-marketing studies or other clinical studies to assess new safety risks; or impose distribution or other restrictions under a REMS program. Other potential consequences may include:

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  restrictions on the marketing or manufacturing of the drug, complete withdrawal of the drug from the market or drug recalls;

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  fines, warning letters or holds on post-approval clinical studies;

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  the FDA refusing to approve pending NDAs or supplements to approved NDAs, or suspending or revoking of drug license approvals;

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  drug seizure or detention, or refusal to permit the import or export of drugs; or

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  injunctions or the imposition of civil or criminal penalties.

        The FDA strictly regulates marketing, labeling, advertising, and promotion of drugs that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Millendo could be subject to significant liability if we violated these laws and regulations.

Orphan drug designation

        The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States.

        Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers. In addition, if a drug receives FDA approval for the indication for which it has orphan designation, the drug may be entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the drug with orphan exclusivity.

Pediatric information

        Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which the FDA has granted an orphan designation.

Healthcare reform

        In the United States and foreign jurisdictions, the legislative landscape continues to evolve. There have been a number of legislative and regulatory changes to the healthcare system that could affect its future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reform the way in which healthcare is funded and reduce healthcare costs. In March 2010, the PPACA was enacted, which includes measures that have significantly changed health care financing by both governmental and private insurers. The provisions of PPACA of importance to the pharmaceutical and biotechnology industry are, among others, the following:

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  an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs agents, apportioned among these entities according to their market share in certain government healthcare programs;

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  an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

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  a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% starting January 1, 2019) point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

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  extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, unless the drug is subject to discounts under the 340B drug discount program;

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  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers' Medicaid rebate liability;

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  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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  expansion of healthcare fraud and abuse laws, including the federal civil False Claims Act and the federal Anti-Kickback Statue, new government investigative powers and enhanced penalties for noncompliance;

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  new requirements under the federal Physician Payments Sunshine Act for drug manufacturers to report information related to payments and other transfers of value made to physicians and teaching hospitals as well as ownership or investment interests held by physicians and their immediate family members; and

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  new requirement to annually report certain drug samples that manufacturers and distributors provide to licensed practitioners, or to pharmacies of hospitals or other healthcare entities.

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called "Cadillac" tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole". More recently, in July 2018, the Centers for Medicare and Medicaid Services, or CMS, published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment.

        In addition, other health reform measures have been proposed and adopted in the United States since PPACA was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year through 2027 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years.

        More recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration's budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. While some proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

European Union-EMA process

        In the European Union, Millendo's product candidates may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization, or MA, from the competent regulatory agencies has been obtained.

        Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. Although the Regulation entered into force on June 16, 2014, it will not be applicable until six months after the full functionality of the IT portal and database envisaged in the Regulation is confirmed. This is not expected to occur until 2019. Until then the Clinical Trials Directive 2001/20/EC will still apply.

        Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU Member States where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions, or SUSARs, to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

Approval Process

        Under the centralized procedure, after the EMA issues an opinion, the European Commission issues a single marketing authorization valid across the European Union, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human drugs that are: derived from biotechnology processes, such as genetic engineering; contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions; and officially designated orphan drugs. For drugs that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the drug concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

        There are also three other possible routes to authorize medicinal products in the European Union, which are available for products that fall outside the scope of the centralized procedure:

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  National procedure. National MAs, issued by the competent authorities of the Member States of the EEA, are available however these only cover their respective territory;

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  Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of a medicinal product that has not yet been authorized in any European Union country; and

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  Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Thereafter, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

        Millendo does not foresee that any of its current product candidates will be suitable for a National MA as they fall within the mandatory criteria for the Centralized Procedure. Therefore, Millendo's product candidates will be approved through Centralized Procedure.

        Pursuant to Regulation (EC) No 1901/2006, all applications for marketing authorization for new medicines must include the results of studies as described in a pediatric investigation plan, or PIP, agreed between regulatory authorities and the applicant, unless the medicine is exempt because of a deferral or waiver (e.g., because the relevant disease or condition occurs only in adults). Before the EMA is able to begin its assessment of a centralized procedure MA application, it will validate that the applicant has complied with the agreed pediatric investigation plan. The applicant and the EMA may, where such a step is adequately justified, agree to modify a pediatric investigation plan to assist validation. Modifications are not always possible; may take longer to agree than the period of validation permits; and may still require the applicant to withdraw its marketing authorization application, or MAA, and to conduct additional non-clinical and clinical studies. Products that are granted a MA on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Orphan drug designation

        In the European Union, Regulation (EC) No 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

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  that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

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  that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

        Regulation (EC) No 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a MA application.

        If a centralized procedure MA in respect of an orphan drug is granted pursuant to Regulation (EC) No 726/2004, regulatory authorities will not, for a period of usually 10 years, accept another application for a MA, or grant a MA or accept an application to extend an existing MA, for the same therapeutic indication, in respect of a similar drug. This period may however be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. Notwithstanding the foregoing, a MA may be granted for the same therapeutic indication to a similar drug if:

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  the holder of the MA for the original orphan drug has given its consent to the second applicant;

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  the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the drug; or

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  the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

Regulation (EC) No 847/2000 lays down definitions of the concepts 'similar drug' and 'clinical superiority'. Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

Good manufacturing practices

        Like the FDA, the EMA, the competent authorities of the European Union Member States and other regulatory agencies regulate and inspect equipment, facilities and processes used in the manufacturing of drugs prior to approving a drug. If, after receiving clearance from regulatory agencies, a company makes a material change in manufacturing equipment, location, or process, additional regulatory review and approval may be required. Once Millendo or Millendo's partners commercialize drugs, Millendo will be required to comply with cGMP, and drug-specific regulations enforced by, the

European Commission, the EMA and the competent authorities of European Union Member States following drug approval. Also like the FDA, the EMA, the competent authorities of the European Union Member States and other regulatory agencies also conduct regular, periodic visits to reinspect equipment, facilities, and processes following the initial approval of a drug. If, as a result of these inspections, the regulatory agencies determine that Millendo or its partners' equipment, facilities, or processes do not comply with applicable regulations and conditions of drug approval, they may seek civil, criminal or administrative sanctions and/or remedies against Millendo, including the suspension of its manufacturing operations or the withdrawal of Millendo's drug from the market.

Post-Approval Controls

        The holder of a European MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

        All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Data and market exclusivity

        Similar to the United States, there is a process to authorize generic versions of innovative drugs in the European Union. Generic competitors can, where data exclusivity has expired, submit abridged applications to authorize generic versions of drugs authorized by EMA through a centralized procedure referencing the innovator's data and demonstrating bioequivalence to the reference drug, among other things. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved. This system is usually referred to as "8+2". There is also a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.

Other international markets-drug approval process

        In some international markets (such as China or Japan), although data generated in United States or European Union trials may be submitted in support of a marketing authorization application, regulators may require additional clinical studies conducted in the host territory, or studying people of the ethnicity of the host territory, prior to the filing or approval of marketing applications within the country.

Pricing and reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any drugs for which we may obtain regulatory approval. In the United States and markets in other countries, sales of any drugs for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care plans, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug may be separate from the process for setting the reimbursement rate that the payor will pay for the drug. Third-party payors may limit coverage to specific drugs on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payor's decision to provide coverage for a drug does not imply that an adequate reimbursement rate will be approved. Additionally, coverage and reimbursement for drugs can differ significantly from payor to payor. One third-party payor's decision to cover a particular drug does not ensure that other payors will also provide coverage for the drug, or will provide coverage at an adequate reimbursement rate. Adequate third-party reimbursement may not be available to enable Millendo to maintain price levels sufficient to realize an appropriate return on its investment in drug development.

        Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of drugs and services, in addition to their safety and efficacy. To obtain coverage and reimbursement for any drug that might be approved for sale, Millendo may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of its drug. These studies will be in addition to the studies required to obtain regulatory approvals. If third-party payors do not consider a drug to be cost-effective compared to other available therapies, they may not cover the drug after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its drugs at a profit.

        The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs for branded prescription drugs. By way of example, PPACA contains provisions that may reduce the profitability of drugs, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for Millendo's drugs.

        In the European Community, governments influence the price of drugs through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those drugs to consumers. Some jurisdictions operate positive and negative list systems under which drugs may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical studies that compare the cost effectiveness of a particular drug candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new drugs. In addition, in some countries, cross border imports from low-priced markets exert a commercial pressure on pricing within a country.

        The marketability of any drugs for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. In addition, the focus on cost containment measures in the United States and other countries has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if Millendo attains favorable coverage and reimbursement status for one or more drugs for which Millendo receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other healthcare laws impacting sales, marketing, and other company activities

        Numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services, or HHS, the U.S. Department of Justice, and similar foreign, state, and local government authorities, regulate and enforce laws and regulations applicable to sales, promotion and other activities of pharmaceutical manufacturers. These laws and regulations may impact, among other things, Millendo's clinical research programs, proposed sales and marketing and education activities, and financial and business relationships with future prescribers of Millendo's product candidates, once approved. These laws and regulations include U.S. federal, U.S. state and foreign anti-kickback, false claims, and data privacy and security laws, which are described below, among other legal requirements that may affect Millendo's current and future operations.

        The FDA regulates all advertising and promotion activities for drugs under its jurisdiction both prior to and after approval. Only those claims relating to safety and efficacy that the FDA has approved may be used in labeling once the drug is approved. Physicians may prescribe legally available drugs for uses that are not described in the drug's labeling and that differ from those Millendo tested and the FDA approved. Such off-label uses are common across medical specialties, and often reflect a physician's belief that the off-label use is the best treatment for the patients. The FDA does not regulate the behavior of physicians in their choice of treatments, but FDA regulations do impose stringent restrictions on manufacturers' communications regarding off-label uses. If Millendo does not comply with applicable FDA requirements Millendo may face adverse publicity, enforcement action by the FDA, corrective advertising, consent decrees and the full range of civil and criminal penalties available to the FDA. Promotion of off-label uses of drugs can also implicate the false claims laws described below.

        Anti-kickback laws including, without limitation, the federal Anti-Kickback Statute that applies to items and services reimbursable under governmental healthcare programs such as Medicare and Medicaid, make it illegal for a person or entity to, among other things, knowingly and willfully solicit, receive, offer or pay remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item, or service reimbursable, in whole or in part, under a federal healthcare program. Due to the breadth of the statutory provisions, limited statutory exceptions and regulatory safe harbors, and the scarcity of guidance in the form of regulations, agency advisory opinions, sub-regulatory guidance and judicial decisions addressing industry practices, it is possible that Millendo's practices might be challenged under anti-kickback or similar laws. Moreover, recent healthcare reform legislation has strengthened these laws. For example, PPACA among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statute to clarify that a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a crime. In addition, PPACA clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

        False claims laws, including, without limitation, the federal civil False Claims Act, prohibit, among other things, anyone from knowingly and willingly presenting, or causing to be presented for payment, to the federal government (including Medicare and Medicaid) claims for reimbursement for, among other things, drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Millendo's activities relating to the sales and marketing of its drugs may be subject to scrutiny under these laws, as well as civil monetary penalties laws and the criminal healthcare fraud provisions enacted as part of the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA.

        HIPAA imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations governs the conduct of certain electronic healthcare transactions and imposes requirements with respect to safeguarding the security and privacy of protected health information on HIPAA covered entities and their business associates who provide services involving HIPAA protected health information to such covered entities.

        The federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other "transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members.

        In addition, Millendo may be subject to state law equivalents of each of the above federal laws, such as anti-kickback, self-referral, and false claims laws which may apply to Millendo's business practices, including but not limited to, research, distribution, sales and marketing arrangements and submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical manufacturers to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require pharmaceutical manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

        Violations of these laws may result in criminal, civil and administrative sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, contractual damages, reputational harm and the imposition of corporate integrity agreements or other similar agreements with governmental entities, which may impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as individual imprisonment, also can be imposed upon executive officers and employees, including criminal sanctions against executive officers under the so-called "responsible corporate officer" doctrine, even in situations where the executive officer did not intend to violate the law and was unaware of any wrongdoing. Given the significant penalties and fines that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions and additional corporate integrity obligations. If the government were to allege or convict Millendo or Millendo's executive officers of violating these laws, Millendo's business could be harmed.

        Similar rigid restrictions are imposed on the promotion and marketing of drugs in the European Union and other countries. Even in those countries where we may not be directly responsible for the promotion and marketing of Millendo's drugs, if Millendo's potential international distribution partners engage in inappropriate activity it can have adverse implications for Millendo.

Employees

        As of June 30, 2018, Millendo had 25 employees, 22 of whom were full-time employees and three of whom were part-time employees. As of June 30, 2018, 14 of Millendo's employees were engaged in research and development activities and 11 of its employees were engaged in business development, finance, information systems, facilities, human resources or administrative support. As of June 30, 2018, Millendo had 18 employees located in the U.S. and seven employees located in France. None of Millendo's U.S. employees are represented by any collective bargaining agreements. Millendo's French employees are represented by collective bargaining agreements. Millendo believes that it maintains good relations with its employees.

Facilities

        Millendo's corporate headquarters are located in Ann Arbor, Michigan, where it occupies approximately 5,000 square feet of office space under a lease expiring on June 30, 2018. In October 2018, Millendo entered into a new lease for approximately 10,000 square feet of office space, also located in Ann Arbor. The term of the new lease begins on July 1, 2019 and is set to expire on June 30, 2024. Millendo also maintains a small office in Lyon, France. Millendo believes its existing facilities meet its current needs. Millendo will need additional space in the future as it continues to build its development, commercial, and support teams.

Legal Proceedings

        From time to time, Millendo may be involved in various claims and legal proceedings relating to claims arising out of its operations. Millendo is not currently a party to any legal proceedings that, in the opinion of Millendo's management, are likely to have a material adverse effect on Millendo's business. Regardless of outcome, litigation can have an adverse impact on Millendo because of defense and settlement costs, diversion of management resources and other factors.

OVASCIENCE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of financial condition and results of operations should be read together with the section titled "Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data—Selected Historical Financial Data of OvaScience" and the financial statements of OvaScience and accompanying notes, each appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of OvaScience's financial condition and results of operations contains certain statements that are not strictly historical and are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in OvaScience's operations, development efforts and business environment, including those set forth in the section titled "Risk Factors—Risks Related to OvaScience" in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled "Risk Factors" in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to OvaScience as of the date hereof, and OvaScience assumes no obligation to update any such forward-looking statement.

Overview

        OvaScience is a company that has historically focused on the development of novel treatment options for women and couples struggling with infertility. These treatments are based on a proprietary technology platform that leverages the breakthrough discovery of egg precursor, or EggPC, cells.

        OvaScience announced in May 2018 that its management team and Board of Directors had initiated a process to explore a range of strategic alternatives for enhancing shareholder value, including the potential sale or merger of OvaScience.

        In conjunction with these decisions, OvaScience announced in May 2018 that it would restructure its organization to streamline operations and reduce its cost structure, including reducing its workforce by approximately 70 percent. The majority of the reduction in personnel was completed by June 30, 2018.

        Following an extensive process of evaluating strategic alternatives for OvaScience and identifying and reviewing potential candidates for a strategic acquisition or other transaction, on August 8, 2018, OvaScience and Millendo entered into the Merger Agreement under which OvaScience would acquire Millendo in a stock transaction. If the Merger is completed, the business of Millendo will continue as the business of the combined organization, as described in the section titled "Millendo Business" in this proxy statement/prospectus/information statement.

        OvaScience expects to devote significant time and resources to completion of the Merger. However, there can be no assurance that such activities will result in the completion of the Merger. Further, the completion of the Merger ultimately may not deliver the anticipated benefits or enhance shareholder value.

        If the Merger is not completed, OvaScience will reconsider its strategic alternatives and could pursue one of the following courses of action, which OvaScience currently believes to be the most likely alternatives if the Merger with Millendo is not completed:

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  Pursue another strategic transaction.  OvaScience may resume its process of evaluating a potential strategic transaction.

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  Dissolve and liquidate its assets.  If, for any reason, the Merger does not close, the OvaScience Board of Directors currently intends to attempt to complete another strategic transaction like the Merger or sell or otherwise dispose of the various assets of OvaScience. If the OvaScience

    Board of Directors determines to sell or otherwise dispose of the various assets of OvaScience, any remaining cash proceeds would be distributed to its stockholders. In that event, OvaScience would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying the OvaScience obligations and setting aside funds for reserves.

        OvaScience cannot predict whether or to what extent it might resume its previous level of research and development activities, including clinical trials, or what its future cash needs would be for any such activities. OvaScience has also implemented operating cost reductions, organizational restructuring, including recent reductions in OvaScience's workforce, to reduce overall cash burn and facilitate OvaScience's pursuit of strategic initiatives.

OvaScience's Historical Business and Programs

Collaboration with Intrexon to Accelerate Development of OvaTure

        In December 2013, OvaScience entered into the OvaTure Collaboration with Intrexon governing the use of Intrexon's synthetic biology technology platform for the accelerated development of OvaScience's OvaTure platform. In February 2018, OvaScience provided Intrexon with written notice of termination of the OvaTure Collaboration, effective 90 days following notice. The OvaTure Collaboration provided for Intrexon to deliver laboratory and animal data to support OvaTure development, and provided that upon the delivery of laboratory and animal data, OvaScience would incur an obligation to pay Intrexon a mid-single digit royalty on net sales of any OvaTure fertility treatment in the future, and that the exact royalty would depend upon the timing of the completion of the milestone. The royalty would apply if Intrexon intellectual property were utilized in continued development of OvaTure.

        As a technology access fee, OvaScience (1) issued Intrexon 273,224 shares of OvaScience Common Stock worth approximately $2.5 million on the date of issuance upon the execution of the OvaTure Collaboration in December 2013, and (2) paid Intrexon $2.5 million cash. OvaScience also agreed to make a commercial milestone payment three months after the first commercial sale of OvaTure. The shares issued to Intrexon are subject to "piggy-back" registration rights that entitle Intrexon, unless waived, to have the shares included in any new registration statement filed by December 2018 in connection with an underwritten public offering, subject to underwriter cutback.

OvaXon Joint Venture with Intrexon

        In December 2013, OvaScience also entered into a joint venture with Intrexon to leverage Intrexon's synthetic biology technology platform and OvaScience's technology relating to EggPC cells to pursue the development of potential fertility treatments within fields-of-use defined under the joint venture, which include prevention of genetic disease and animal health.

        OvaScience and Intrexon formed OvaXon to conduct the joint venture. Each party contributed $1.5 million to OvaXon and each has a 50 percent equity interest, with research and development costs and profits to be split accordingly. OvaXon is governed by a board of managers, which have equal representation by OvaScience and Intrexon. Pursuant to an Intellectual Property License between OvaScience and OvaXon, OvaScience licensed its technology in the field of the joint venture to OvaXon, and OvaXon entered into a collaboration agreement with Intrexon to develop OvaScience's technology in the field utilizing Intrexon's synthetic biology platform.

        Starting in August 2017, Intrexon continued bovine EggPC work for OvaScience under the OvaTure Collaboration rather than under the OvaXon joint venture. In February 2018, OvaScience terminated the OvaTure Collaboration. OvaScience remains in discussions with Intrexon regarding the future of the OvaXon joint venture.

        OvaScience recorded its initial investment in OvaXon as an equity method investment in December 2013. As of December 31, 2017 and 2016, the equity investment in OvaXon was $0.1 million and included within other current assets on OvaScience's consolidated balance sheets. OvaScience and Intrexon both made additional contributions of $1.1 million and $1.8 million for the years ending December 31, 2017 and 2016, respectively.

Collaborative Access Agreement with IVF Japan Group

        On October 25, 2017, OvaScience executed the IVF Japan Agreement with the IVF Japan Group, under which OvaScience provided the IVF Japan Group with an exclusive license only in Japan to offer AUGMENT. The IVF Japan Agreement has an initial term of one year. The IVF Japan Agreement terminates (i) at the end of the initial term unless there is mutual consent by both parties and the IVF Japan Agreement is extended or (ii) in the event of a material breach that is not cured within 30 days. During the initial term, IVF Japan Group will pay OvaScience a fixed amount of $1,000 per AUGMENT cycle and will reimburse OvaScience for all lab operations and personnel costs, which are anticipated to be approximately $0.2 million for the initial term, and are payable in nonrefundable quarterly installments on the first day of each quarter. The IVF Japan Group is also responsible to reimburse OvaScience for the cost of materials for AUGMENT for all cycles in excess of 100 which are estimated at $2,000 per cycle. OvaScience retains the worldwide commercialization rights for AUGMENT outside of Japan. OvaScience is in discussions with IVF Japan Group regarding the future of the IVF Japan Agreement.

  Merger Agreement

        After conducting a diligent and extensive process of evaluating strategic alternatives for OvaScience and identifying and reviewing potential candidates for a strategic acquisition or other transaction, which included the careful evaluation and consideration of proposals from interested parties, and following extensive negotiation with Millendo, on August 8, 2018, OvaScience, Merger Sub and Millendo entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Millendo, with Millendo continuing as a wholly owned subsidiary of OvaScience and the Surviving Corporation.

        Subject to the terms and conditions of the Merger Agreement, at the Closing, (a) each outstanding share of Millendo Common Stock will be converted into the right to receive a number of shares of OvaScience Common Stock equal to the exchange ratio described below; (b) each outstanding Millendo Option that has not previously been exercised prior to the Closing will be assumed by OvaScience and converted into an option to purchase shares of OvaScience Common Stock, with the number of OvaScience's shares subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio and (c) each outstanding Millendo Warrant that has not previously been exercised prior to the Closing will be assumed by OvaScience and converted into an option to purchase shares of OvaScience Common Stock, with the number of OvaScience's shares subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio. Immediately prior to the Effective Time, each share of Millendo preferred stock and Millendo class-1 common stock will be converted into Millendo Common Stock.

        The Merger is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

        As of the date of the execution of the Merger Agreement, the initial estimate of the Exchange Ratio was 0.1173 and it was estimated that the former Millendo Stockholders and others persons holding securities directly or indirectly convertible, exercisable or exchangeable for Millendo Common Stock would own approximately 82% of Fully Diluted Closing OvaScience Common Stock (as defined below) and OvaScience Stockholders and others persons persons holding securities convertible, exercisable or exchangeable for OvaScience Common Stock as of immediately prior to the Merger would own approximately 18% of Fully Diluted Closing OvaScience Common Stock (as defined below). The Exchange Ratio will change to the extent that OvaScience's net cash at Closing is greater than $42.0 million or less than $40.0 million, there are changes in the capitalization of OvaScience or Millendo prior to Closing and based on the amount raised by Millendo in the pre-closing financing as described further in the Merger Agreement. OvaScience currently estimates, assuming for this purpose a closing date of November 30, 2018, that (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be approximately $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares. Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of OvaScience and Millendo, and OvaScience's satisfaction of a minimum net cash threshold of $35.0 million at closing. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Millendo (solely in their respective capacities as Millendo Stockholders) who in the aggregate owned shares of Millendo Capital Stock representing approximately 73% of the outstanding shares of Millendo Common Stock on an as converted to common stock basis as of September 1, 2018 have entered into voting agreements with OvaScience to vote all of their shares of Millendo Capital Stock in favor of adoption of the Merger Agreement and (ii) certain executive officers, directors and stockholders of OvaScience (solely in their respective capacities as OvaScience Stockholders) holding approximately 5% of the outstanding OvaScience Common Stock have entered into voting agreements with Millendo to vote all of their shares of OvaScience Common Stock in favor of approval of the Merger Agreement. These voting agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and place certain restrictions on the transfer of the shares of OvaScience and Millendo held by the respective signatories thereto.

        Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of OvaScience holding approximately 3% of the outstanding OvaScience Common Stock and certain officers, directors and stockholders of Millendo holding approximately 97% of the Millendo Capital Stock have entered into lock-up agreements pursuant to which they accepted certain restrictions on transfers of shares of OvaScience Common Stock for the 180-day period following the Closing.

        The Merger Agreement contains certain termination rights for both OvaScience and Millendo, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $3.0 million, or in some circumstances reimburse the other party's expenses up to a maximum of $1.0 million. In addition, in certain specified circumstances, Millendo may be required to pay OvaScience a termination fee of $15.0 million.

        At the Effective Time of the Merger, the OvaScience Board of Directors is expected to consist of eight members, seven of whom will initially be designated by Millendo and one of whom will initially be designated by OvaScience.

Financial Operations Overview

Revenue

        An AUGMENT treatment cycle begins upon OvaScience's receipt of the patient's ovarian tissue after biopsy, which is obtained through a biopsy performed by the patient's doctor prior to hormone stimulation. OvaScience's proprietary process identifies and isolates the patient's own EggPC cells, and then the patient's own mitochondria from these EggPC cells are further isolated. The patient's own mitochondria are then injected into her egg at the time of ICSI. OvaScience expects to receive payment before processing the patient's tissue and defer revenue until OvaScience has met all of its treatment obligations, including delivery of the mitochondria to the clinic. OvaScience's ability to generate revenue from sources other than AUGMENT, if ever, will depend upon the successful development and commercialization of OvaPrime, OvaTure treatment and any other future treatments.

        On October 25, 2017, OvaScience executed the IVF Japan Agreement, under which OvaScience provided the IVF Japan Group with an exclusive license only in Japan to offer AUGMENT. The IVF Japan Agreement has an initial term of one year. During the initial term, IVF Japan Group will pay OvaScience a fixed amount of $1,000 per AUGMENT cycle and will reimburse OvaScience for all lab operations and personnel costs, which are anticipated to be approximately $0.2 million for the initial term, and are payable in nonrefundable quarterly installments on the first day of each quarter. OvaScience does not anticipate material revenues and cash inflows as a result of the IVF Japan Agreement. OvaScience is in discussions with IVF Japan Group regarding the future of the IVF Japan Agreement.

Cost of Revenues

        Cost of revenues includes all costs directly related to providing AUGMENT, which consists primarily of labor, material, facilities, warehousing and other overhead expenses. Cost of revenues also include depreciation expense related to certain equipment used as part of AUGMENT.

Research and Development Expenses

        Research and development expenses consist of costs associated with OvaScience's research activities, discovery efforts and the development of its fertility treatments. OvaScience's research and development expenses consist of:

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  employee-related expenses, including salaries, benefits, travel and stock-based compensation expense;

  •
  costs of clinical trials for its potential fertility treatments;

  •
  external research and development expenses incurred under arrangements with third parties, such as contract research organizations, manufacturing organizations and consultants, including the scientific advisory board; and

  •
  facilities, laboratory supplies and other allocated expenses.

        OvaScience expenses research and development cost to operations as incurred.

        OvaScience uses its employee and infrastructure resources across multiple research and development projects. OvaScience does not maintain or evaluate, and therefore does not allocate, internal research and development costs on a project-by-project basis. OvaScience does not have actual external or total expenses by project for the years ended December 31, 2017, 2016 and 2015.

        OvaScience would expect research and development expense to increase if its programs successfully advanced towards commercialization. OvaScience does not believe that its historical costs are indicative of the future costs associated with these programs nor do they represent what any other future treatment program OvaScience initiates may cost. Due to the variability in the length of time and scope of activities necessary to develop a fertility treatment and uncertainties related to cost estimates and OvaScience's ability to commercialize and/or obtain marketing approval for its fertility treatments, accurate and meaningful estimates of the total costs required to bring the fertility treatments to market are not available.

        Additionally, because of the risks inherent in novel treatment discovery and development, OvaScience cannot reasonably estimate or know:

  •
  the nature, timing and estimated costs of the efforts necessary to complete the development of its programs;

  •
  the anticipated completion dates of its programs; or

  •
  the period in which material net cash inflows are expected to commence, if at all, from its current programs and any potential future treatments.

        There is significant uncertainty regarding OvaScience's ability to successfully develop and commercialize its fertility treatments. These risks include the uncertainty of:

  •
  the scope and rate of progress of OvaScience's clinical and preclinical studies and trials and other research and development activities from OvaPrime, OvaTure and any other potential fertility treatments;

  •
  OvaScience's ability to successfully introduce OvaPrime outside of the United States and to international IVF clinics;

  •
  the scope, rate of progress and cost of any clinical trials that OvaScience may commence in the future;

  •
  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights relating to OvaScience's programs under development;

  •
  the terms and timing of any strategic alliance, licensing and other arrangements that OvaScience has or may establish in the future relating to its programs under development;

  •
  OvaScience's expectation that AUGMENT and OvaPrime treatment meet the requirements of a class of products exempt from pre-market review and approval under applicable regulations in certain countries where AUGMENT and OvaPrime treatment may be introduced;

  •
  the cost and timing of any regulatory approvals required for the development and marketing of OvaScience's treatments and the outcome of its planned discussions with the FDA;

  •
  the cost of establishing clinical supplies of any treatments;

  •
  the effect of competing technological and market developments.

  •
  OvaScience's reliance on its clinic partners to offer and use its treatments; and

  •
  OvaScience's ability to conserve capital.

        A change in the outcome of any of these variables with respect to the development of a treatment could mean a significant change in the costs and timing associated with the development of that potential fertility treatment.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist primarily of:

  •
  salaries and related costs for personnel, including stock-based compensation expense, in OvaScience's executive, finance, accounting, legal, corporate communications, corporate development, human resources and commercial functions;

  •
  facilities costs not otherwise included in research and development expense;

  •
  costs associated with OvaScience's non-commercial preceptorship training programs and professional fees for legal and accounting services; and

  •
  costs of maintaining OvaScience's intellectual property portfolio.

        OvaScience expects selling, general and administrative expense to decrease as a result of the corporate restructuring announcements in December 2016, June 2017, January 2018 and May 2018. OvaScience does not believe that its historical costs are indicative of the future costs associated with supporting the development of its treatments nor do they represent what any other future commercial treatment program OvaScience initiates may cost to support.

Interest Income

        Interest income typically consists of interest earned on cash, cash equivalents and short-term investments.

Income Tax Expense

        Income tax expense includes taxes incurred in the U.S. and various state authorities as well as foreign jurisdictions in which OvaScience operates.

        On December 22, 2017, legislation referred to as the "Tax Cuts and Jobs Act" (the TCJA) was signed into law. The TCJA includes significant changes to the Code impacting the taxation of business entities. The most significant change in the TCJA that impacts OvaScience as of December 31, 2017 is the reduction of the corporate federal income tax rate from 35% to 21% for tax years beginning after December 31, 2017.

        There are several other technical provisions that could impact OvaScience beginning in 2018 including, among others, new deemed foreign income inclusions under the Global Intangible Low-Taxed Income (GILTI) regime, the Foreign Derived Intangible Income (FDII) deduction for goods & services produced in the US and sold to foreign customers, limitation on the utilization of Net Operating Losses (NOLs) arising after December 31, 2017 to 80% of taxable income with an indefinite carryforward, new minimum tax on "base erosion payments" paid or accrued by a taxpayer under the Anti-Base Erosion Regime (BEAT), and 100% full expensing of certain investments in new and used property made after September 27, 2017.

Critical Accounting Policies and Significant Judgments and Estimates

        OvaScience's management's discussion and analysis of its financial condition and results of operations is based on OvaScience's financial statements, which it has prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires OvaScience to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in its financial statements. On an ongoing basis, OvaScience evaluates its estimates and judgments, including those related to accrued expenses and stock-based compensation described in greater detail below. OvaScience bases its estimates on its limited historical experience, known trends and events and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        OvaScience's critical accounting policies are described in more detail in the notes to its consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. However, OvaScience believes that the following accounting policies are the most critical to aid you in fully understanding and evaluating its financial condition and results of operations.

Revenue Recognition

        To date, OvaScience's revenues have consisted solely of sales of AUGMENT. OvaScience applies the revenue recognition guidance in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 606, Revenue from Contracts with Customers, which was adopted in the first quarter of 2018 and had insignificant impact in the periods reported, with no effect to reported revenues in the fiscal year ended December 31, 2017. OvaScience recognizes revenue from AUGMENT sales when there is persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, collectability is reasonably assured and OvaScience has no further performance obligations.

Stock-Based Compensation

        OvaScience no longer expects to make additional stock option and restricted stock grants in the future. OvaScience describes below the methodology it has employed to date in measuring stock-based compensation expense.

        OvaScience applies the fair value recognition provisions of ASC 718, Compensation—Stock Compensation, which it refers to as ASC 718. Determining the amount of stock-based compensation to be recorded requires OvaScience to develop estimates of the fair value of stock options as of their grant date. Stock-based compensation expense is recognized ratably over the requisite service period, which in most cases is the vesting period of the award. For awards with performance conditions, OvaScience estimates the likelihood of satisfaction of the performance criteria, which affects the awards expected to vest and the period over which the expense is recognized, and recognizes the expense using the accelerated attribution model to the extent the condition is deemed probable. OvaScience used the Black-Scholes option pricing model to value its stock option awards.

        The valuation assumptions were determined as follows:

  •
  Risk-free interest rate:  The yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term of the awards.

  •
  Expected annual dividend yield:  The estimate for annual dividends is zero as OvaScience has not historically paid a dividend and does not intend to do so in the foreseeable future.

  •
  Expected stock price volatility:  OvaScience determines the expected volatility by using a blend of its historical experience and a weighted average of selected peer companies for the period of the expected term.

  •
  Expected term of options:  OvaScience uses the simplified method to calculate the expected term as it does not have sufficient historical exercise and post-vest termination data to provide a reasonable basis upon which to estimate the expected term for the options granted to employees. The contractual term will be used for option awards granted to non-employees. Historical data will be incorporated into OvaScience's assumption as it becomes available.

        In the first quarter of 2017, OvaScience adopted Accounting Standard Update ("ASU") No. 2016-09 Compensation—Stock Compensation and changed its accounting policy regarding the accounting for forfeitures and elected to account for forfeitures as they occur. OvaScience adopted ASU 2016-09, using a modified retrospective approach and recorded a cumulative catch-up to increase accumulated deficit by approximately $0.3 million as of January 1, 2017.

Results of Operations

Comparison of Three Months and Six Months Ended June 30, 2018 and 2017:

        The following table summarizes OvaScience's results of operations for the three and six months ended June 30, 2018 and 2017, together with the changes from period to period (in thousands of dollars except for percentages):

			2018 - 2017 Comparison				2018/2017 Comparison
	Three Months Ended,
			Increase / (Decrease)		Six Months Ended June 30,		Increase / (Decrease)
	June 30,
	2018	2017	$	%	2018	2017	$	%
Revenues	$81	$84	$(3)	(4)%	$148	$147	$1	1%
Costs of revenues	54	274	(220)	(80)%	166	543	(377)	(69)%
Research and development expenses	2,394	4,997	(2,603)	(52)%	5,015	10,761	(5,746)	(53)%
Selling, general and administrative expenses	2,645	10,751	(8,106)	(75)%	6,869	17,880	(11,011)	(62)%
Restructuring	2,892	1,992	900	45%	3,584	3,480	104	3%
Interest income, net	224	186	38	20%	415	368	47	13%
Other income (expense), net	(19)	25	(44)	(176)%	2	(35)	37	(106)%
Loss from equity method investment	4	454	(450)	(99)%	4	875	(871)	(100)%
Income tax expense	—	13	(13)	(100)%	—	22	(22)	(100)%

Net loss	$7,703	$18,186	$(10,483)	(58)%	$15,073	$33,081	$(18,008)	(54)%

Revenues

        Revenues for the three and six months ended June 30, 2018 and 2017 were $0.1 million. OvaScience does not anticipate significant revenue from its programs in the near term.

Cost of Revenues

        Costs of revenues for the three and six months ended June 30, 2018 were $0.1 million and $0.2 million, respectively, compared to $0.3 million and $0.5 million for the three and six months ended June 30, 2017, respectively. The decrease in costs of revenues for the three and six months ended June 30, 2018 is attributable to the decrease in the number of biopsies performed primarily as a result of OvaScience's shift in corporate priorities related to AUGMENT resulting from its restructuring activities and the related pricing programs offered, as well as a decrease in compensation costs resulting from its restructuring activities. OvaScience's costs of revenues include the cost of processing patient tissue that corresponds to treatment revenues for the reporting period. Given OvaScience's shift in corporate priorities and focus on research and development, OvaScience expects cost of revenues to continue to decrease in the future.

Research and Development Expense

        The $2.6 million, or 52%, decrease in OvaScience's research and development expense for the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, from $5.0 million to $2.4 million was primarily attributable to:

  •
  a $1.9 million decrease in employee compensation, including stock-based compensation, as a result of its corporate restructuring activities;

  •
  a $0.6 million decrease in travel, facilities and other costs primarily attributable to the decrease in its headcount as result of its corporate restructuring initiatives; and

  •
  a $0.1 million decrease in marketing, professional and commercial related costs primarily attributable to its shift in corporate strategy to focus on research and development activities.

        The $5.7 million, or 53%, decrease in OvaScience's research and development expense for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, from $10.8 million to $5.0 million was primarily attributable to:

  •
  a $3.6 million decrease in employee compensation, including stock-based compensation, as a result of its corporate restructuring activities;

  •
  a $1.6 million decrease in travel, facilities and other costs primarily attributable to the decrease in its headcount as result of its corporate restructuring initiatives; and

  •
  a $0.5 million decrease in marketing, professional and commercial related costs primarily attributable to its shift in corporate strategy to focus on research and development activities.

        OvaScience's research and development expense would increase if its programs were to successfully advance towards commercialization. OvaScience does not believe that its historical costs are indicative of the future costs associated with these programs nor do they represent what any other future treatment program it initiates may cost. Due to the variability in the length of time and scope of activities necessary to develop a fertility treatment and uncertainties related to cost estimates and OvaScience's ability to commercialize and/or obtain marketing approval for its fertility treatments, accurate and meaningful estimates of the total costs required to bring the fertility treatments to market are not available.

        Additionally, because of the risks inherent in novel treatment discovery and development, OvaScience cannot reasonably estimate or know:

  •
  the nature, timing and estimated costs of the efforts necessary to complete the development of its treatments;

  •
  the anticipated completion dates of its treatment development efforts, if any; or

  •
  the period in which material net cash in-flows would be expected to commence, if at all, from its current treatments and any potential future treatments.

Selling, General and Administrative Expense

        The $8.1 million, or 75%, decrease in OvaScience's selling, general and administrative expense for the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, from $10.8 million to $2.6 million was primarily attributable to:

  •
  a $5.0 million decrease in employee compensation, including stock-based compensation, a result of its corporate restructuring activities;

  •
  a $2.6 million decrease in marketing and commercial related activities primarily attributable to its shift in corporate strategy to focus on research and development activities; and

  •
  a $0.5 million decrease in travel, facilities and other costs primarily attributable to the decrease in its headcount as result of its corporate restructuring initiatives.

        The $11.0 million, or 62%, decrease in OvaScience's selling, general and administrative expense for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, from $17.9 million to $6.9 million was primarily attributable to:

  •
  a $7.6 million decrease in employee compensation, including stock-based compensation, a result of its corporate restructuring activities;

  •
  a $2.6 million decrease in marketing and commercial related activities primarily attributable to its shift in corporate strategy to focus on research and development activities; and

  •
  a $0.8 million decrease in travel, facilities and other costs primarily attributable to the decrease in its headcount as result of its corporate restructuring initiatives.

        OvaScience expects selling, general and administrative expense to continue to decrease as a result of the corporate restructuring announcements in December 2016, June 2017, January 2018 and May 2018. OvaScience does not believe that its historical costs of supporting AUGMENT represent what any other future commercial treatment program it initiates may cost to support and does not anticipate substantial costs associated with supporting AUGMENT.

Restructuring Expense

        Restructuring expenses were $2.9 million and $3.6 million for the three and six months ended June 30, 2018, respectively. For the three months ended June 30, 2018, OvaScience recognized restructuring charges of $2.9 million, primarily comprised of $0.7 million of one-time termination benefits and $2.2 million of asset impairment charges attributable to its May 2018 restructuring activities. During the six months ended June 30, 2018, OvaScience recognized restructuring charges of $3.6 million, primarily comprised of $1.4 million of one-time termination benefits attributable to its January 2018 and May 2018 restructuring activities and $2.2 million of asset impairment charges attributable to its May 2018 restructuring activities.

        Restructuring expenses were $2.0 million and $3.5 million for the three and six months ended June 30, 2017, respectively. For the three months ended June 30, 2017, OvaScience recognized restructuring charges of $2.0 million, including $1.3 million of one-time termination benefits, $0.3 million of benefits under an ongoing benefit plan, $0.3 million of fixed asset impairment charges and $0.1 million of legal fees. For the six months ended June 30, 2017, OvaScience recognized restructuring charges of $3.5 million, including $2.4 million of one-time termination benefits, $0.3 million recorded of benefits under an ongoing benefit plan, $0.3 million of fixed asset impairment charges and $0.5 million of other restructuring related costs primarily consisting of legal fees.

Interest Income, Net

        Interest income, net was $0.2 million for the three months ended June 30, 2018 and 2017, which for both periods was comprised of $0.2 million of interest income related to short-term investments.

        Interest income, net was $0.4 million for the six months ended June 30, 2018 and 2017, which for both periods was comprised of $0.4 million of interest income related to short-term investments.

Loss from Equity Method Investment

        Loss from equity method investment from OvaScience's OvaXon joint venture was de minimis for the three and six months ended June 30, 2018. Loss from equity method investment from this joint venture was $0.5 million and $0.9 million for the three and six months ended June 30, 2017.

Income Tax Expense

        Income tax expense was immaterial for the three and six months ended June 30, 2018 and June 30, 2017. Income tax expense primarily consists of taxes incurred in the state and foreign jurisdictions in which OvaScience operates.

Comparison of Years Ended December 31, 2017 and 2016 and Years Ended December 31, 2016 and 2015:

        The following table summarizes OvaScience's results of operations for the years ended December 31, 2017, 2016, and 2015 (dollars in thousands).

				2017 / 2016 Comparison		2016 / Comparison
	Year Ended December 31,			Increase / (Decrease)		Increase / (Decrease)
	2017	2016	2015	$	%	$	%
Revenues	$295	$653	$277	$(358)	(55)%	$376	136%
Costs of revenues	790	5,401	2,249	(4,611)	(85)%	3,152	140%
Research and development	18,337	21,641	18,433	(3,304)	(15)%	3,208	17%
Selling, general and administrative	27,744	49,223	51,594	(21,479)	(44)%	(2,371)	(5)%
Restructuring	4,030	5,400	—	(1,370)	(25)%	5,400	N/A
Interest expense, net	752	659	436	93	14%	223	51%
Other expense, net	(36)	(164)	(20)	128	(78)%	(144)	720%
Loss from equity method investment	(1,018)	(1,542)	(1,561)	524	(34)%	19	(1)%
Income tax expense	(67)	(201)	(75)	134	(67)%	(126)	168%

Net loss	$(50,975)	$(82,260)	$(73,219)	$31,285	(38)%	$(9,041)	12%

Revenues

        OvaScience recorded $0.3 million and $0.7 million of treatment revenues for the years ended December 31, 2017 and 2016, respectively. Since AUGMENT is only available to patients in Japan through OvaScience's collaborative access agreement with the IVF Japan Group, OvaScience does not anticipate significant revenue in the near term.

Costs of Revenues

        Costs of revenues for the year ended December 31, 2017 and 2016 was $0.8 million and $5.4 million, respectively. The decrease in cost of revenues is attributable to the decrease in the number of biopsies performed primarily as a result of OvaScience's shift in corporate priorities related to AUGMENT resulting from its December 2016 and June 2017 restructuring activities and the related pricing programs offered. OvaScience's costs of revenues include the cost of processing patient tissue that corresponds to treatment revenues for the reporting period. Given OvaScience's shift in corporate priorities and focus on research and development, OvaScience expects cost of revenues to decrease in the future.

Research and Development Expenses

        The $3.3 million, or 15%, decrease in OvaScience's research and development expense for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily attributable to:

  •
  a $1.9 million decrease in employee and travel related benefits primarily and a $1.5 million decrease in stock-based compensation expense both due to its reduced overall headcount resulting from its December 2016 and June 2017 restructuring activities; and

  •
  a $0.5 million decrease in costs associated with its research and certain study related agreements;

  •
  offset by a $0.6 million increase in facilities and other allocation related costs.

        The $3.2 million, or 17%, increase in OvaScience's research and development expense for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily attributable to:

  •
  a $3.9 million increase in employee compensation and related benefits driven by the hiring of additional research and development personnel;

  •
  a $2.4 million increase in lab supplies and patient related costs associated with its ongoing clinical studies;

  •
  a $0.1 million increase in facilities and other costs; and

  •
  a $3.3 million decrease in stock-based compensation expense driven by certain mark-to-market adjustments of founders' stock, which was fully expensed and vested in 2015 and that did not recur in 2016, and stock-based compensation expense for certain executives that did not recur in 2016 as a result of executive leadership changes.

Selling, General and Administrative Expenses

        The $21.5 million, or 44%, decrease in OvaScience's selling, general and administrative expense for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily attributable to:

  •
  a $11.5 million decrease in employee compensation and $1.9 million decrease in travel and site related costs due to its reduced overall headcount resulting from its December 2016 and June 2017 restructuring activities;

  •
  a $6.6 million decrease in marketing and commercial related activities;

  •
  a $0.9 million decrease in facilities and facilities related expenses; and

  •
  a $0.7 million decrease in accounting and accounting related professional services costs primarily attributable to its reduced size of operations following its December 2016 and June 2017 restructuring activities; inclusive of $0.8 million related to litigation claims;

  •
  offset by a $0.2 million increase to stock-based compensation expense, inclusive of $2.8 million attributable to the accelerated recognition of share-based compensation expense for awards granted to an executive officer which was offset by reversals to stock-based compensation for employees terminated as part of its December 2016 and June 2017 restructuring initiatives.

        The $2.4 million, or 5%, decrease in OvaScience's selling, general and administrative expense for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily attributable to:

  •
  a $7.2 million decrease in stock-based compensation expense related to pre-vest forfeitures as a result of the resignation of certain senior executives, as well as certain mark-to-market adjustments of founders' shares, which was fully expensed and vested in the first quarter of 2015 that did not recur in 2016;

  •
  a $4.6 million increase in commercialization efforts and overall business growth, including increases of $2.6 million in marketing-related expenses, $0.7 million in legal expenses, and $1.3 million in accounting, tax and other related expenses.

  •
  a $4.3 million increase in employee compensation and related benefits driven by the hiring of additional selling, general and administrative personnel, including $0.3 million of severance related costs; and

  •
  a $4.2 million decrease in costs related to international expansion preparation, including the establishment of certain international legal entities and international infrastructure.

Restructuring Expense

        Restructuring expenses for the year ending December 31, 2017 were $4.0 million including $2.7 million of one-time termination benefits, $0.3 million recorded of benefits under an ongoing benefit plan, $0.4 million of fixed asset impairment charges and $0.6 million of other restructuring related costs, primarily consisting of legal fees.

        Restructuring expenses for the year ending December 31, 2016 were $5.4 million including $1.4 million recorded as a one-time termination benefit, $1.7 million recorded as a benefit under an ongoing benefit plan and $2.0 million of fixed asset impairment charges relating to laboratory and clinical site equipment.

        No restructuring expense was recorded for the year ending December 31, 2015.

Interest Income (Expense), net

        Interest income (expense) for the years ended December 31, 2017, 2016 and 2015 relates to interest earned on the average balances on OvaScience's cash equivalents and short-term investments.

Loss from Equity Method Investment

        Loss from equity method investment for the year ended December 31, 2017 was $1.0 million and $1.6 million for both the years ending December 31, 2016 and 2015.

Liquidity and Capital Resources

        OvaScience has generated limited AUGMENT treatment revenue to date and does not anticipate any significant revenues in the near term. OvaScience has relied on the proceeds from sales of equity securities to fund its operations. OvaScience's short-term investments primarily trade in liquid markets, and the average days to maturity of its portfolio as of June 30, 2018 is less than twelve months. Because OvaScience's fertility treatments are in various stages of development and the outcome of these efforts is uncertain, OvaScience cannot estimate the actual amounts necessary to successfully complete the development and commercialization of its fertility treatments, or whether or when it may achieve profitability.

        OvaScience's significant capital resources as of June 30, 2018 and December 31, 2017 and for the six months ended June 30, 2018 and 2017 are as follows (in thousands):

	June 30,	December 31,
	2018	2017
Cash, cash equivalents and short-term investments	$53,628	$67,203
Working capital	49,428	60,977

	Six Months Ended June 30,
	2018	2017
Cash (used in) provided by:
Operating activities	$(13,762)	$(27,275)
Investing activities	22,660	6,655
Capital expenditures (including in investing activities above)	(152)	(101)
Financing activities	—	—

        OvaScience's significant capital resources as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are as follows (in thousands):

	December 31,	December 31,
	2017	2016
Cash, cash equivalents and short-term investments	$53,628	$67,203
Working capital	49,428	60,977

	Year Ended December 31,
	2017	2016	2015
Cash (used in) provided by:
Operating activities	$(45,551)	$(61,734)	$(50,286)
Investing activities	17,324	8,292	(38,290)
Capital expenditures (including in investing activities above)	(158)	(2,586)	(5,229)
Financing activities	—	54,148	125,386

Cash Flows

        Cash used in operating activities in the six months ended June 30, 2018 and 2017 was primarily driven by OvaScience's net loss. Cash flows used in operations can vary significantly due to various factors, including changes in the net loss and the timing of disbursements made for accounts payable and accruals.

        Cash provided by investing activities for the six months ended June 30, 2018 included $52.5 million of proceeds from maturities of short-term investments and $0.2 million of proceeds from the sale of property, plant and equipment, which were offset by purchases of $26.7 million of short-term investments and $0.2 million of property, plant and equipment.

        Cash provided by investing activities for the six months ended June 30, 2017 included purchases of $43.5 million of short-term investments and capital expenditures of $0.1 million, which were offset by $50.2 million of proceeds from maturities of short-term investments. Capital expenditures in the six months ended June 30, 2017 primarily consisted of laboratory equipment.

        Net cash provided by financing activities for both the six months ended June 30, 2018 and June 30, 2017 was zero.

        Cash used in operating activities for the years ended December 31, 2017, 2016 and 2015 was primarily driven by OvaScience's net loss. Cash flows from operations can vary significantly due to various factors, including changes in the net loss and the timing of disbursements made for accounts payable and accruals.

        Cash provided by investing activities for the years ended December 31, 2017 and 2016 was primarily driven by the proceeds from maturities and sales of short-term investments. Cash used in investing activities for the year ended December 31, 2015 included the purchase of and proceeds from maturities and sale of short-term investments, as well as purchases of property and equipment. Capital expenditures for the year ended December 31, 2017 consisted primarily of laboratory equipment and for the years ending December 31, 2016 and 2015, primarily of laboratory equipment and leasehold improvements.

        Cash provided by financing activities for the years ended December 31, 2016 and 2015 included the proceeds from public offerings and stock option exercises. In June 2016, OvaScience issued and sold an aggregate of 8,222,500 shares of its common stock at $7.00 per share in an underwritten public offering, which resulted in $53.9 million of net proceeds, after deducting underwriting discounts and commissions and other offering expenses payable by OvaScience. In January 2015, OvaScience issued and sold an aggregate of 2,645,000 shares of its common stock at $50.00 per share in an underwritten public offering, which resulted in $124.1 million of net proceeds, after deducting underwriting discounts and commissions and other offering expenses payable by OvaScience.

        OvaScience will need substantial additional funds to support its planned operations. OvaScience expects its existing cash, cash equivalents and short-term investments of $53.6 million at June 30, 2018, will enable it to fund its current operating plan for at least the next 12 months. OvaScience has based this estimate on assumptions that may prove to be wrong, and it could use its available capital resources sooner than it currently expects. Because of the numerous risks and uncertainties associated with the development and commercialization of OvaScience's fertility treatments, and the extent to which OvaScience may enter into collaborations with third parties for development and commercialization of its fertility treatments, OvaScience is unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of its current treatments in development. OvaScience's future capital requirements will depend on many factors, including:

  •
  OvaScience's ability to complete the Merger and the timing for completion of the Merger or, if the Merger is not completed, OvaScience's ability to identify and consummate another strategic transaction;

  •
  the timing and nature of any other strategic transactions that OvaScience undertakes, including but not limited to a potential partnership or business combination;

  •
  the costs associated with clinical studies and trials;

  •
  the costs involved in collaborating with OvaScience's academic and commercial partners, and any contract research organizations;

  •
  preparing, filing and prosecuting patent applications, maintaining and enforcing OvaScience's intellectual property rights and defending intellectual property-related claims;

  •
  establishing collaborations and partnerships on favorable terms, if at all; and

  •
  developing, acquiring or in-licensing other potential fertility treatments and technologies.

        Until such time, if ever, as OvaScience can generate sufficient revenues from its fertility treatments to become profitable, OvaScience expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. OvaScience does not have any committed external source of funds. In addition, OvaScience may elect to raise additional funds even before it needs them if the conditions for raising capital are favorable. To the extent that OvaScience raises additional capital through the sale of equity or convertible debt securities, the ownership interest of OvaScience's stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of OvaScience's common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting OvaScience's ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If OvaScience raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, OvaScience may have to relinquish valuable rights to its technologies, future revenue streams, research programs or treatments or grant licenses on terms that may not be favorable to OvaScience. If OvaScience is unable to raise additional funds through equity or debt financings when needed, OvaScience may be required to delay, limit, reduce or terminate its fertility treatment development or future commercialization efforts or grant rights to develop and market treatments that OvaScience would otherwise prefer to develop and market itself.

Off-Balance Sheet Arrangements

        OvaScience did not have during the periods presented, and it does not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Contractual Obligations as of June 30, 2018

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating leases	2,887	978	1,909	—	—
	$2,887	$978	$1,909	—	$—

Recent Accounting Pronouncements

        In June 2018, FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. ASU 2018-07 is intended to reduce the cost and complexity and to improve financial reporting for non-employee share-based payments. The ASU expands the scope of Topic 718, Compensation-Stock Compensation (which currently only includes share-based payments to employees), to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. This update is effective for annual and interim periods beginning after December 15, 2018 with early adoption permitted. Upon transition, entities will remeasure unsettled liability-classified awards and any unmeasured equity-classified awards for non-employees at fair value as of the adoption date. A cumulative-effect adjustment to retained earnings will be required as of the beginning of the fiscal year of adoption. OvaScience is currently assessing the impact ASU 2016-13 will have on its consolidated financial statements and footnote disclosures thereto.

        In May 2017, FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting. ASU 2017-09 clarifies the term modification and provides guidance on when to apply modification accounting, specifically when changes to the terms or conditions of a share-based payment occur. Entities should account for the effects of a modification unless all of the following conditions are met: (1) there is no change in the fair value of the award, (2) there is no change in the vesting conditions, and (3) there is no change in classification of the award as liability or equity. OvaScience adopted ASU 2017-09 for the period ending June 30, 2017, and the adoption of ASU 2017-09 did not have a material impact on its financial statements and the footnote disclosures thereto.

        In November 2016, FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years using a retrospective transition method to each period presented. Early adoption is permitted. OvaScience does not believe the adoption of ASU 2016-18 will have a material impact on its consolidated financial statements.

        In August 2016, FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 requires changes in the presentation of debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This update is effective for annual and interim periods beginning after December 15, 2017 using a retrospective transition method to each period presented. Early adoption is permitted. OvaScience does not believe the adoption of ASU 2016-15 will have a material impact on its consolidated financial statements.

        In February 2016, FASB issued ASU No. 2016-02, Leases, which is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for both operating and financing leases with lease terms of more than 12 months. In addition, ASU 2016-02 requires the use of the modified retrospective method, which will require adjustment to all comparative periods presented in the consolidated financial statements. The amendment is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted. OvaScience is currently assessing the impact ASU 2016-02 will have on its consolidated financial statements and footnote disclosures thereto.

        ASU 2014-09, Revenue from Contracts with Customers, amends the guidance for accounting for revenue from contracts with customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and creates a new Topic 606, Revenue from Contracts with Customers. This guidance was effective for OvaScience on January 1, 2018. Two adoption methods are permitted: retrospectively to all prior reporting periods presented, with certain practical expedients permitted; or retrospectively with the cumulative effect of initially adopting the ASU 2014-09 recognized at the date of initial application. OvaScience adopted ASU 2014-09 effective January 1, 2018 and elected to adopt ASU 2014-09 using the modified retrospective approach and applied the standard only to contracts that had not yet been completed as of January 1, 2018. The impact under this methodology to OvaScience's previously reported revenues is insignificant in the periods reported, and therefore OvaScience did not record a cumulative catch-up to deferred revenue and accumulated deficit upon adoption of the new standard on January 1, 2018.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF OVASCIENCE

        The market risk inherent in OvaScience's financial instruments and in OvaScience's financial position represents the potential loss arising from adverse changes in interest rates. At June 30, 2018, OvaScience had cash and cash equivalents of $24.6 million and short-term marketable securities of $29.0 million, consisting of interest-bearing money market funds, U.S. treasury securities, U.S. government agency securities, and corporate debt securities. OvaScience's primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of OvaScience's cash equivalents and marketable securities, as well as the low risk profile of OvaScience's investments, OvaScience does not believe a change in interest rates would have a material effect on the fair market value of its cash, cash equivalents and marketable securities.

MILLENDO MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of financial condition and results of operations should be read together with the section titled "Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data—Selected Historical Financial Data of Millendo" and the financial statements of Millendo and accompanying notes, each appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of Millendo's financial condition and results of operations contains certain statements that are not strictly historical and are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Millendo's operations, development efforts and business environment, including those set forth in the section titled "Risk Factors—Risks Related to Millendo" in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled "Risk Factors" in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Millendo as of the date hereof, and Millendo assumes no obligation to update any such forward-looking statement.

Overview

        Millendo is a late-stage biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. Millendo is currently advancing two product candidates to treat three indications. Millendo's most advanced product candidate, livoletide (AZP-531), is a potential treatment for Prader-Willi syndrome, or PWS, a rare and complex genetic endocrine disease characterized by hyperphagia, or insatiable hunger, that contributes to serious complications, a significant burden on patients and caregivers and early mortality. In a randomized, double-blind, placebo-controlled Phase 2 clinical trial in 47 patients with PWS, Millendo observed that administration of livoletide once daily was associated with a clinically meaningful improvement in hyperphagia, as well as a reduction in appetite. In a pre-specified analysis of 38 home-resident PWS patients from the Phase 2 trial, Millendo observed a larger and statistically significant decrease in hyperphagia following administration of livoletide as compared to placebo. Millendo expects to initiate a pivotal Phase 2b/3 clinical trial of livoletide in home-resident PWS patients in the first quarter of 2019, with results expected in the first half of 2020. Millendo is also developing nevanimibe (ATR-101) with a primary focus on treating patients with classic congenital adrenal hyperplasia, or CAH, a rare, monogenic adrenal disease that requires lifelong treatment with exogenous cortisol, often at high doses. These chronic high doses of cortisol can result in side effects that include diabetes, obesity, hypertension and psychological problems. When on suboptimal doses of cortisol, female CAH patients can experience male-pattern hair growth, male physical characteristics, infertility and menstrual irregularity, and male CAH patients can experience testicular atrophy, infertility and testicular tumors, making it difficult for physicians to appropriately treat CAH without causing adverse consequences. Millendo recently reported results from its Phase 2 clinical trial of nevanimibe in patients with CAH and initiated a Phase 2b trial in the third quarter of 2018, with results expected in the first half of 2020. Millendo is also investigating nevanimibe in a Phase 2 clinical trial for the treatment of patients with endogenous Cushing's syndrome, or CS, a rare endocrine disease characterized by excessive cortisol production from the adrenal glands.

        Since Millendo's inception in January 2012, its operations have focused on organizing and staffing, business planning, raising capital, acquiring its technology and assets and conducting preclinical and clinical development of its product candidates. Millendo has devoted substantial effort and resources to acquiring its two current product candidates, livoletide and nevanimibe, as well as its previous product candidate, MLE4901, which it ceased developing in 2017. Millendo acquired livoletide in connection with its acquisition of Alizé Pharma SAS, or Alizé, in December 2017 and in-licensed nevanimibe from the Regents of the University of Michigan, or the University of Michigan, in June 2013. Millendo does not have any product candidates approved for sale and has not generated any revenue from product sales. Millendo has funded its operations primarily through the sale and issuance of preferred stock and convertible promissory notes, as well as borrowings under term loans.

        Since inception, Millendo has incurred significant operating losses and negative operating cash flows and there is no assurance that it will ever achieve or sustain profitability. Millendo's net losses were $9.4 million, $13.9 million, $84.6 million, and $18.8 million for the six months ended June 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, respectively. As of June 30, 2018, Millendo had an accumulated deficit of $146.0 million. Millendo expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. Millendo anticipates that its expenses will increase significantly in connection with its ongoing activities as Millendo:

  •
  continues the ongoing and planned clinical development of livoletide and nevanimibe;

  •
  initiates preclinical studies and clinical trials for any additional diseases for its current product candidates and any future product candidates that Millendo may pursue;

  •
  builds a portfolio of product candidates through the acquisition or in-license of drugs or product candidates and technologies;

  •
  develops, maintains, expands and protects its intellectual property portfolio;

  •
  manufactures, or has manufactured, clinical and commercial supplies of its product candidates;

  •
  seeks marketing approvals for its current and future product candidates that successfully complete clinical trials;

  •
  establishes a sales, marketing and distribution infrastructure to commercialize any product candidate for which Millendo may obtain marketing approval;

  •
  hires additional administrative, clinical, regulatory and scientific personnel; and

  •
  incurs additional costs associated with operating as a public company following the completion of this Merger.

Recent Events

        In December 2017, Millendo entered into agreements to acquire 100% of the outstanding ownership interests of Alizé, a privately held biotechnology company based in Lyon, France focused on the development of a treatment for patients with PWS through its lead product candidate, livoletide.

        At an initial closing on December 19, 2017, Millendo acquired 83.6% of Alizé's issued and outstanding share capital. In connection with the initial closing of the acquisition, Millendo (i) issued to the former shareholders of Alizé an aggregate of 6,540,763 shares of Series A-1 preferred stock, 20,636,179 shares of Series B-1 preferred stock and 6,237,138 shares of common-1 stock, with an aggregate fair value of $50.8 million and (ii) paid a former shareholder of Alizé approximately $0.3 million in cash and paid approximately $0.7 million of transaction expenses on behalf of the acquired company. Prior to December 31, 2018, Millendo expects to acquire the remaining 16.4% of Alizé's issued and outstanding share capital from Otonnale SAS, or Otonnale, upon exercise of a put-call option. In connection with exercise of the put-call option, Millendo will (i) issue to Otonnale 1,164,153 shares of Series A-1 preferred stock, 3,672,913 shares of Series B-1 preferred stock and 1,110,112 shares of common-1 stock, or 5,947,178 shares of common stock if the exercise of the put-call option is exercised, with an aggregate fair market value of $9.0 million and (ii) pay Otonnale €0.6 million ($0.8 million) in cash. Additionally, Millendo expects to issue 20,789 shares of Series A-1 preferred stock, 65,592 shares of Series B-1 preferred stock and 19,825 shares of common-1 stock, or

106,206 shares of common stock if the exercise of the put-call option is exercised, with an aggregate fair market value of $0.2 million to Eumedix FR S.À R.L., or Eumedix, as consideration for advisory services that Eumedix performed for Otonnale in connection with the transaction.

        Upon the initial closing of the acquisition, Alizé was renamed "Millendo Therapeutics SAS." Millendo accounted for the acquisition of Alizé as an asset acquisition as Alizé did not meet the definition of a business under ASC 805, Business Combinations, as substantially all of the value was in the livoletide asset.

        On August 8, 2018, OvaScience, Merger Sub and Millendo entered into a Merger Agreement pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Millendo, with Millendo continuing as a wholly owned subsidiary of OvaScience and the Surviving Corporation of the Merger.

        Subject to the terms and conditions of the Merger Agreement, at the Closing, (a) each outstanding share of Millendo Common Stock and Millendo Preferred Stock will be converted into the right to receive a number of shares of OvaScience Common Stock equal to the exchange ratio described below; and (b) each outstanding Millendo Option that has not previously been exercised prior to the Closing will be assumed by OvaScience and converted into an option to purchase shares of OvaScience Common Stock, with the number of OvaScience's shares subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio.

        The Merger is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

        Prior to the execution and delivery of the Merger Agreement, certain existing stockholders of Millendo committed to invest $25.5 million plus €4.0 million in the combined organization (which commitment has since been reduced to $25.0 million plus €4.0 million or its USD equivalent). Under the Merger Agreement as amended, the Pre-Closing Financing must be consummated prior to or concurrently with the Closing, and Millendo must have received an aggregate of at least $25.0 million plus €4.0 million or the USD equivalent on the terms and conditions set forth in the stock purchase agreement (as may be amended from time to time) entered into concurrently with the execution of the Merger Agreement and any other pre-closing financing agreement, as a condition to the Merger. For a more complete description of the closing conditions under the Merger Agreement, Millendo urges you to read the section titled "The Merger Agreement—Conditions to Completion of the Merger" in this proxy statement/prospectus/information statement.

        Additionally, in August 2018, Millendo issued convertible promissory notes (as amended) to several of its existing investors and received cash proceeds of $8.0 million. The notes will accrue simple interest of 6.0% per annum and, if not converted, will mature in August 2020. All principal and interest is due at maturity. Upon the Closing, all outstanding principal and interest will automatically convert into shares of Millendo's Common Stock at a conversion price of $1.2096 per share. In the event the Merger is not completed and upon the completion of a qualified financing, the outstanding principal and interest will automatically convert into the shares issued in connection with the financing event at 80% of the subscription price.

        The Merger Agreement contains certain termination rights for both OvaScience and Millendo, and further provides that, (i) upon termination of the Merger Agreement by OvaScience under certain circumstances, OvaScience will be required to pay Millendo a termination fee of $3.0 million, (ii) upon termination of the Merger Agreement by Millendo under certain circumstances, Millendo will be required to pay OvaScience a termination fee of $15.0 million and (iii) upon termination of the Merger Agreement under certain circumstances, OvaScience or Millendo will be required to pay certain transaction expenses of the other party, up to a maximum of $1.0 million.

Components of Results of Operations

Research and development expense

        Research and development expense consists primarily of costs incurred in connection with the development of Millendo's product candidates. Millendo expenses research and development costs as incurred. These expenses include:

  •
  personnel expenses, including salaries, benefits and stock-based compensation expense;

  •
  costs of funding research performed by third parties, including pursuant to agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct Millendo's preclinical studies and clinical trials;

  •
  expenses incurred under agreements with contract manufacturing organizations, or CMOs, including manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

  •
  payments made under Millendo's third-party licensing agreements, other than amounts classified as acquired in-process research and development expenses;

  •
  consultant fees and expenses associated with outsourced professional scientific development services;

  •
  expenses for regulatory activities, including filing fees paid to regulatory agencies; and

  •
  allocated expenses for facility costs, including rent, utilities, depreciation and maintenance.

        Milestone payment obligations incurred prior to regulatory approval of a product candidate, which are accrued when the event requiring payment of the milestone occurs are included in research and development expense.

        Millendo typically uses its employee, consultant and infrastructure resources across its development programs. Millendo tracks certain outsourced development costs by product candidate, but does not allocate all personnel costs or other internal costs to specific product candidates.

        The following table summarizes Millendo's research and development expenses by product candidate for the six months ended June 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:

	Six months ended June 30,		Years ended December 31,
	2018	2017	2017	2016
	(in thousands)
MLE4901 expenses	$—	$5,563	$5,573	$6,504
Nevanimibe expenses	2,385	2,243	5,180	3,995
Livoletide expenses	1,392	—	—	—
Personnel expenses	1,926	1,920	3,496	3,294
Other expenses	266	157	277	304

Total	$5,969	$9,883	$14,526	$14,097

        Millendo acquired livoletide through its acquisition of Alizé in December 2017 and did not incur material research and development expenses related to livoletide in the year ended December 31, 2017. Millendo does not expect to incur future material expenses related to MLE4901, its previous product candidate that it ceased developing in 2017.

        Millendo expects its research and development expense will increase for the foreseeable future as it seeks to advance development of its product candidates. The successful development of Millendo's product candidates is highly uncertain. At this time, Millendo cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of livoletide or nevanimibe. Millendo is also unable to predict when, if ever, material net cash inflows may commence from sales of livoletide, nevanimibe or any future product candidates the company may develop due to the numerous risks and uncertainties associated with clinical development, including risks and uncertainties related to:

  •
  the number of clinical sites included in the trials;

  •
  the length of time required to enroll suitable patients;

  •
  the number of patients that ultimately participate in the trials;

  •
  the number of doses patients receive;

  •
  the duration of patient follow-up and number of patient visits;

  •
  the results of Millendo's clinical trials;

  •
  the establishment of commercial manufacturing capabilities;

  •
  the receipt of marketing approvals; and

  •
  the commercialization of product candidates.

        Millendo may never succeed in obtaining regulatory approval for livoletide, nevanimibe or any future product candidates it may develop. Product candidates in later stages of clinical development, like livoletide, generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

Acquired in-process research and development expense

        Acquired in-process research and development expense consists of initial up-front payments incurred in connection with the acquisition or licensing of product candidates that do not meet the definition of a business under ASC 805, Business Combinations. Millendo's acquired in-process research and development expense reflects the fair market value of consideration ascribed to the livoletide product candidate in connection with its acquisition of Alizé in December 2017.

General and administrative expense

        General and administrative expense consists primarily of personnel expenses, including salaries, benefits and stock-based compensation expense, for employees in executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes corporate facility costs, including rent, utilities, depreciation and maintenance, not otherwise included in research and development expense, as well as legal fees related to intellectual property and corporate matters and fees for accounting, recruiting and consulting services.

        Millendo anticipates that its general and administrative expense will increase as a result of increased headcount, expanded infrastructure and higher accounting, legal, consulting and investor relations fees, as well as increased director and officer insurance premiums, associated with being a public company. Millendo also anticipates that its general and administrative expense will increase as it supports additional clinical trials for livoletide and nevanimibe. In addition, if and when Millendo believes that regulatory approval of livoletide or nevanimibe appears likely, Millendo anticipates an increase in headcount and expense as a result of its preparation for commercial operations.

Interest expense (income), net

        Interest expense primarily consists of amounts amortized, accrued and paid under Millendo's term loans.

Change in fair value of preferred stock warrant liability

        Change in fair value of preferred stock warrant liability reflects the change in the fair value of Millendo's outstanding preferred stock warrants, which is primarily driven by changes in the fair value of the underlying preferred stock. Outstanding warrants to purchase shares of Millendo's preferred stock are classified as liabilities, recorded at fair value and are subject to re-measurement at each balance sheet date until exercised, settled or terminated.

Results of operations

        The following table sets forth Millendo's selected consolidated statements of operations data for the periods indicated:

	Six months ended June 30,		Years ended December 31,
	2018	2017	2017	2016
	(in thousands)
			(unaudited)
Operating expenses:
Research and development	$5,969	$9,883	$14,526	$14,097
Acquired in-process research and development	—	—	63,844	—
General and administrative	3,405	3,848	5,956	4,543

Loss from operations	9,374	13,731	84,326	18,640

Other expenses:
Interest expense (income), net	(15)	184	288	177
Change in fair value of preferred stock warrant liability	—	—	(28)	30
Other loss	69	—	—	—

Net loss	$(9,428)	$(13,915)	$(84,586)	$(18,847)

Comparison of the six months ended June 30, 2018 and 2017

  Research and development expense

        Research and development expense decreased by $3.9 million to $6.0 million for the six months ended June 30, 2018 from $9.9 million for the six months ended June 30, 2017. The following table summarizes Millendo's research and development expenses for the six months ended June 30, 2018 and 2017:

	Six months ended June 30,
	2018	2017
	(in thousands)
Preclinical and clinical development expense	$3,800	$7,806
Compensation expense, other than stock-based compensation	1,788	1,752
Stock-based compensation expense	138	168
Other expenses	243	157

Total research and development expense	$5,969	$9,883

        The decrease in total research and development expense mainly reflected a $4.0 million decrease in preclinical and clinical expense, primarily related to discontinuing the MLE4901 program in 2017. This decrease was partially offset by increases in nevanimibe and livoletide preclinical and clinical spend.

  General and administrative expense

        General and administrative expense decreased by $0.4 million to $3.4 million for the six months ended June 30, 2018 from $3.8 million for the six months ended June 30, 2017. The decrease was primarily due to $0.6 million higher in professional fees incurred in 2017 primarily in connection with a previously contemplated financing. The decrease was partially offset by a $0.2 million increase in compensation as a result of an increase in general and administrative headcount and changes to compensation arrangements.

  Interest expense, net

        Interest expense decreased by $0.2 million to an immaterial amount for the six months ended June 30, 2018 from $0.2 million for the six months ended June 30, 2017. The decrease was primarily due to the repayment of Millendo's term loan balance in 2017.

Comparison of the years ended December 31, 2017 and 2016

  Research and development expense

        Research and development expense increased by $0.4 million to $14.5 million for the year ended December 31, 2017 from $14.1 million for the year ended December 31, 2016. The following table summarizes Millendo's research and development expenses for the years ended December 31, 2017 and 2016:

	Years ended December 31
	2017	2016
	(in thousands)
Preclinical and clinical development expense	$10,792	$10,499
Compensation expense, other than stock-based compensation	3,180	3,071
Stock-based compensation expense	315	223
Other expenses	239	304

Total research and development expense	$14,526	$14,097

        The increase in total research and development expense reflected a $0.3 million increase in preclinical and clinical expense, primarily related to the development of nevanimibe and a $0.2 million increase in compensation and stock-based compensation expenses as a result of its increase in research and development headcount.

  Acquired-in-process research and development

        The fair value of the consideration transferred to acquire the livoletide product candidate from Alizé in December 2017 was approximately $63.8 million. Millendo incurred no acquired in-process research and development expense in 2016.

  General and administrative expense

        General and administrative expense increased by $1.4 million to $6.0 million for the year ended December 31, 2017 from $4.5 million for the year ended December 31, 2016. The increase was primarily due to a $0.4 million increase in professional fees incurred in connection with a previously contemplated financing, and a $1.0 million increase in compensation and stock-based compensation expense as a result of Millendo's increase in general and administrative headcount and changes to compensation arrangements.

  Interest expense, net

        Interest expense increased by $0.1 million to $0.3 million for the year ended December 31, 2017 from $0.2 million for the year ended December 31, 2016. The increase was primarily due to expensing unamortized debt issuance cost upon repayment of Millendo's term loan balance.

  Change in fair value of preferred stock warrant liability

        The change in fair value of Millendo's preferred stock warrant liability was immaterial from December 31, 2016 to 2017.

Liquidity and Capital Resources

        Millendo has funded its operations primarily through the sale and issuance of preferred stock and convertible promissory notes, and borrowings under its term loan. As of June 30, 2018, Millendo had $6.8 million in cash and an accumulated deficit of $146.0 million. The following table shows a summary of Millendo's cash flows for the periods indicated:

	Six months ended June 30,		Years ended December 31,
	2018	2017	2017	2016
	(in thousands)
			(unaudited)
Net cash used in operating activities	$(9,698)	$(12,471)	$(20,340)	$(16,406)
Net cash (used in) provided by investing activities	(531)	(4)	458	(67)
Net cash (used in) provided by financing activities	(566)	5,728	(4,463)	22,660
Effect of foreign currency exchange rate changes on cash	(4)	—	19	—

Net (decrease) increase in cash	$(10,799)	$(6,747)	$(24,326)	$6,187

Sources of funds

  Term loan

        In July 2014, Millendo entered into a loan and security agreement, or the loan agreement, with Comerica Bank to borrow up to $5.0 million. Millendo borrowed $4.0 million of the total loan amount in November 2014. The loan agreement provided for an interest-only period through June 30, 2015, with the remaining principal and interest to be repaid monthly starting in July 2015 over a 30-month period. In July 2016, Millendo amended the payment terms of the loan agreement such that Millendo could defer principal payments through December 2017. In connection with the July 2016 amendment, Millendo borrowed an additional $1.7 million under the loan agreement, which reflects the difference between the original $4.0 million and the amount of principal outstanding under the loan agreement as of the date of the amendment. Under the loan agreement, as amended, Millendo was required to make monthly principal payments of $0.2 million beginning in January 2018 and ending in December 2019, when Millendo's obligations under the loan agreement would have matured. Borrowings under the loan agreement bore interest at a variable rate equal to the prime rate, but in no event less than 2.5% per annum, plus 1.5% per annum. In April 2017, Millendo borrowed an additional $6.0 million under the loan agreement. In July 2017, Millendo repaid the $10.0 million loan balance in full and wrote off $0.1 million of unamortized debt discount.

  Series B preferred stock financing

        In December 2015, Millendo entered into a Series B preferred stock purchase agreement pursuant to which Millendo issued and sold to investors an aggregate of 33,041,973 shares of its Series B preferred stock at a purchase price of $1.49776 per share, for aggregate consideration of approximately $47.7 million. The aggregate number of shares of Series B preferred stock issued and aggregate consideration received by Millendo reflect (i) the issuance of $8.0 million of Series B preferred stock to AstraZeneca pursuant to the terms of its license agreement, (ii) the issuance of $0.5 million of Series B preferred stock to a financial advisor and (iii) the discounted conversion of approximately $4.2 million of principal and accrued interest outstanding under certain convertible promissory notes originally issued in June 2015. In December 2016, certain investors purchased an aggregate of 15,360,148 additional shares of Millendo's Series B preferred stock at a purchase price of $1.49776 per shares, for aggregate additional gross proceeds of approximately $23.0 million. Subsequent to the December 2016 closing, gross cash proceeds to Millendo from the Series B preferred stock financing equaled $62.0 million, including $4.0 million of principal of convertible promissory notes converted.

  August 2018 Convertible Promissory Notes

        In August 2018, Millendo issued convertible promissory notes (as amended) to several of its existing investors and received cash proceeds of $8.0 million. The notes will accrue simple interest of 6.0% per annum and, if not converted, will mature in August 2020. All principal and interest is due at maturity.

        Upon the Closing, all outstanding principal and interest will automatically convert into shares of Millendo's Common Stock at a conversion price of $1.2096 per share. In the event the Merger is not completed and upon the completion of a qualified financing, the outstanding principal and interest will automatically convert into the shares issued in connection with the financing event at 80% of the subscription price.

  Pre-Closing Financing

        Prior to the execution and delivery of the Merger Agreement, certain existing stockholders of Millendo committed to invest $25.5 million plus €4.0 million in the combined organization (which commitment has since been reduced to $25.0 million plus €4.0 million or its USD equivalent), $8.0 million of which has already been funded via the issuance of convertible promissory notes. Under the Merger Agreement as amended, the Pre-Closing Financing must be consummated prior to or concurrently with the Closing, and Millendo must have received an aggregate of at least $25.0 million plus €4.0 million or the USD equivalent on the terms and conditions set forth in the stock purchase agreement (as may be amended from time to time) entered into concurrently with the execution of the Merger Agreement and any other pre-closing financing agreement, as a condition to the Merger.

Uses of funds

  Operating activities

        During the six months ended June 30, 2018, Millendo used $9.7 million of cash in operating activities. Cash used in operating activities reflected Millendo's net loss of $9.4 million and a net change in its operating assets and liabilities of $0.7 million offset by non-cash charges of $0.4 million mainly related to stock-based compensation. The net change in Millendo's operating assets and liabilities is primarily attributable to the increase in prepaid expenses and other current assets, mainly its research tax credit receivable.

        During the six months ended June 30, 2017, Millendo used $12.5 million of cash in operating activities. Cash used in operating activities reflected Millendo's net loss of $13.9 million and a net change in its operating assets and liabilities of $0.4 million offset by non-cash charges of $1.8 million mainly related to the write-off of deferred financing costs and stock-based compensation. The net change in Millendo's operating assets and liabilities is primarily attributable to the decrease in accounts payable due to the timing of payments to its vendors.

        During the year ended December 31, 2017, Millendo used $20.3 million of cash in operating activities. Cash used in operating activities reflected Millendo's net loss of $84.6 million, offset by a net decrease in operating assets and liabilities of $1.8 million and non-cash charges of $66.1 million, principally related to the value ascribed to the livoletide product candidate Millendo acquired from Alizé, write-off of deferred financing costs, stock-based compensation, non-cash interest and changes in the fair value of Millendo's preferred stock warrant liability.

        During the year ended December 31, 2016, Millendo used $16.4 million of cash in operating activities. Cash used in operating activities reflected Millendo's net loss of $18.8 million, offset by a net increase in operating assets and liabilities of $1.8 million and non-cash charges of $0.7 million, principally related to stock-based compensation, non-cash interest and changes in the fair value of Millendo's preferred stock warrant liability.

  Investing activities

        During the six months ended June 30, 2018 Millendo used cash of $0.5 million in connection with the payment of acquisition expenses related to its asset acquisition of Alizé.

        During the six months ended June 30, 2017, its cash used in investing activities was immaterial.

        During the year ended December 31, 2017, Millendo received net cash of $0.5 million in connection with the asset acquisition of Alizé.

        During the year ended December 31, 2016, Millendo used cash of $67,000 in investing activities for the purchase of property and equipment.

  Financing activities

        During the six months ended June 30, 2018, Millendo used cash of $0.6 million in financing activities related to the payment of $0.5 million in financing costs and $84,000 in debt repayments.

        During the six months ended June 30, 2017, net cash provided by financing activities totaled $5.7 million primarily comprising $6.0 million in additional borrowings under Millendo's term loan, partially offset by the payment of $0.3 million in deferred financing costs.

        During the year ended December 31, 2017, Millendo used cash of $4.5 million in financing activities primarily comprising $6.0 million in additional borrowings under Millendo's term loan that were offset by the $10.0 million in principal term loan repayments as Millendo repaid the term loan in its entirety. Millendo also paid $0.4 million in deferred financing costs.

        During the year ended December 31, 2016, financing activities provided $22.7 million in net cash, primarily attributable to $23.0 million in proceeds from the sale of preferred stock and $1.7 million in borrowings under Millendo's term loan, offset by $1.2 million in financing costs and $0.9 million in principal payments pursuant to Millendo's term loan.

Funding requirements

        Millendo expects its expenses to increase in connection with its ongoing activities, particularly as Millendo continues the research and development of, continue or initiate clinical trials of, and seek marketing approval for, its product candidates. In addition, if Millendo obtains marketing approval for any of its product candidates, Millendo expects to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, following the completion of this Merger, Millendo expects to incur additional costs associated with operating as a public company. Accordingly, Millendo will need to obtain substantial additional funding in connection with its continuing operations. If Millendo is unable to raise capital when needed or on attractive terms, Millendo would be forced to delay, reduce or eliminate its research and development programs or future commercialization efforts.

        The above factors cause substantial doubt about Millendo's ability to continue as a going concern. Similarly, the report of Millendo's independent auditors on its consolidated financial statements as of and for the year ended December 31, 2017 includes an explanatory paragraph indicating that there is substantial doubt about Millendo's ability to continue as a going concern. As of June 30, 2018, Millendo had cash of $6.8 million. Millendo believes its cash at June 30, 2018 and the additional $8.0 million received from the convertible promissory notes issued by Millendo in August 2018 in bridge financing is sufficient to fund its planned operations through the fourth quarter of 2018. Millendo believes that the net proceeds from the Pre-Closing Financing, together with Millendo's existing cash, will be sufficient to fund Millendo's current operating plans through the three-month efficacy readout of the Phase 2b portion of its pivotal Phase 2b/3 PWS study and completion of its Phase 2b CAH study.

        Millendo's future capital requirements will depend on many factors, including:

  •
  the scope, progress, results and costs of preclinical studies and clinical trials;

  •
  the scope, prioritization and number of Millendo's research and development programs;

  •
  the costs, timing and outcome of regulatory review of Millendo's product candidates;

  •
  Millendo's ability to establish and maintain collaborations on favorable terms, if at all;

  •
  the extent to which Millendo is obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;

  •
  the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Millendo's intellectual property rights and defending intellectual property-related claims;

  •
  the extent to which Millendo acquires or in-licenses other product candidates and technologies;

  •
  the costs of securing manufacturing arrangements for commercial production; and

  •
  the costs of establishing or contracting for sales and marketing capabilities if Millendo obtains regulatory approvals to market its product candidates.

        Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and Millendo may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Millendo's product candidates, if approved, may not achieve commercial success. Millendo's commercial revenues, if any, will be derived from sales of product candidates that Millendo does not expect to be commercially available for many years, if at all. Accordingly, Millendo will need to continue to rely on additional financing to achieve its business objectives. Adequate additional financing may not be available to Millendo on acceptable terms, or at all.

        Until such time, if ever, as Millendo can generate substantial product revenues, Millendo expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that Millendo raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting Millendo's ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

        If Millendo raises funds through additional collaborations, strategic alliances or licensing arrangements with third parties, Millendo may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to Millendo. If Millendo is unable to raise additional funds through equity or debt financings when needed, Millendo may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that Millendo would otherwise prefer to develop and market itself.

Contractual Obligations and Commitments

        The following table summarizes Millendo's commitments to settle contractual obligations at December 31, 2017:

	Years ended December 31,
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years		Total
	(in thousands)
Operating leases(1)	$185	$144	$144	$48		$521
Long-term debt(2)	174	599	—	—		773
Licensing arrangements(3)	20	60	40	—	(4)	120	(4)

Total	$379	$803	$184	$48	(4)	$1,414	(4)

(1)
Reflects obligations pursuant to Millendo's office leases in Ann Arbor, Michigan and Lyon, France.

(2)
Reflects obligations pursuant to Millendo's advance agreement with Bpifrance Financing. In December 2017, in connection with Millendo's acquisition of Alizé, Millendo assumed €0.7 million of debt that Alizé had outstanding with Bpifrance Financing. No interest is charged or accrued with respect to the debt. Millendo is required to make quarterly principal payments between €17,500 to €50,000 per quarter through maturity. In addition to the quarterly payments, Millendo could be obligated to pay, if applicable, no later than March 31 of each year starting from January 1, 2016, a reimbursement annuity equal to 20% of the proceeds generated by Millendo from license, assignment or revenue-generating use of the livoletide program. Millendo is permitted to repay the debt at anytime.

(3)
Reflects obligations pursuant to Millendo's license agreements with the University of Michigan, other than contingent obligations to make milestone and royalty payments where the amount, likelihood and timing of such payments are not fixed or determinable. Contingent payments to Erasmus University Medical Center are also excluded from the above table.

(4)
Millendo is obligated to pay the University of Michigan minimum royalties of $20,000 per year from 2018 to 2023 and $0.2 million per year beginning in 2024 through expiration of the term of the license agreement. All such amounts due after December 31, 2023 are excluded from the table above because the duration of the license agreement is not determinable.

        The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that Millendo can cancel without a significant penalty.

Off-Balance Sheet Arrangements

        Millendo does not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Millendo does not engage in off-balance sheet financing arrangements. In addition, Millendo does not engage in trading activities involving non-exchange traded contracts. Millendo therefore believes that it is not materially exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in these relationships.

Critical Accounting Policies

        Millendo's consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of Millendo's consolidated financial statements requires Millendo to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reported period. Millendo bases its estimates on historical experience, known trends and events and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Millendo evaluates its estimates and assumptions on an ongoing basis. Millendo's actual results may differ from these estimates under different assumptions and conditions.

        While Millendo's significant accounting policies are described in more detail in the notes to its consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement, Millendo believes that the following accounting policies are those most critical to the preparation of its consolidated financial statements.

Asset acquisitions

        Accounting for transactions as asset acquisitions is significantly different than business combinations. For example, acquired in-process research and development is expensed for asset acquisitions and capitalized for business combinations. Goodwill is only recognized in business combination transactions. The fair value of contingent consideration is recognized in business combination transactions and may be recognized in asset acquisitions if payment is probable and the amount can be estimated. As a result, it is important to determine whether a business or an asset or a group of assets is acquired. A business is defined in ASC 805, Business Combinations, as an integrated set of inputs and processes that are capable of generating outputs that have the ability to provide a return to its investors or owners. Typical inputs include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property and the ability to obtain access to required resources. Typical processes include strategic, operational and resource management processes that are typically documented or evident through an organized workforce.

        In January 2017, FASB issued ASU 2017-01, Clarifying the Definition of a Business, or ASU 2017-01. A key provision within ASU 2017-01 is the single or similar asset threshold. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set is not a business. Millendo adopted this standard effective January 1, 2017.

        Millendo considered all of the above factors when determining whether a business was acquired. In evaluating Millendo's acquisition of Alizé, Millendo concluded that the fair value of consideration given to Alizé shareholders was concentrated in the acquired livoletide program. As such, Millendo accounted for the transaction as an asset acquisition. The fair value allocated to the acquired livoletide development program was expensed and not capitalized.

        There are several methods that can be used to determine the fair value of the acquired livoletide program. Millendo used the income approach to value the combined organization to determine the fair value of shares issued to determine the value of the livoletide program. This approach starts with Millendo's forecast of the expected future estimated cash flows of the combined organization, which Millendo refers to as the Income Approach. The Income Approach requires several judgments and assumptions to determine the fair value of intangible assets, including growth rates, discount rates, probability of achieving commercialization, expected levels of cash flows and tax rates. A change in these assumptions would impact the consideration received and expensed in 2017. The change could be material. For example, a 1% change in the discount rate used would increase (decrease) the fair value of the equity issued by approximately 15%. Millendo placed a weighting on multiple forecast scenarios when determining Millendo's enterprise values. The weighted average scenario selected was within 20% of the high and low ranges of Millendo's forecasts.

Research and development expenses

        Research and development expense consists primarily of costs incurred in connection with the development of Millendo's product candidates. Millendo expenses research and development costs as incurred.

        At the end of each reporting period, Millendo compares payments made to third-party service providers to the estimated progress toward completion of the applicable research or development objectives. Such estimates are subject to change as additional information becomes available. Depending on the timing of payments to the service providers and the progress that Millendo estimates has been made as a result of the service provided, Millendo may record net prepaid or accrued expense relating to these costs. As of June 30, 2018, Millendo has not made any material adjustments to its prior estimates of accrued research and development expenses.

Acquired in-process research and development

        Acquired in-process research and development expense consists of the initial up-front payments incurred in connection with the acquisition or licensing of product candidates that do not meet the definition of a business under ASC 805, Business Combinations.

Stock-based compensation

        Millendo measures expense for all stock options based on the estimated fair value of the award on the grant date. Millendo uses the Black-Scholes option pricing model to value its stock option awards. Millendo recognizes compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Millendo has not issued awards where vesting is subject to a market or performance condition; however, if Millendo were to grant such awards in the future, recognition would be based on the derived service period. Expense for awards with performance conditions would be estimated and adjusted on a quarterly basis based upon Millendo's assessment of the probability that the performance condition will be met.

        Estimating the fair value of options requires the input of subjective assumptions, including the estimated fair market value of Millendo's common stock, the expected life of the option, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in Millendo's Black-Scholes option-pricing model represent management's best estimates and involve a number of variables, uncertainties and assumptions and the application of management's judgment, as they are inherently subjective. If any assumptions change, Millendo's stock-based compensation expense could be materially different in the future.

        There assumptions are estimated as follows:

  •
  Expected Term.  The expected term represents the period that Millendo's stock options are expected to be outstanding. Millendo calculated the expected term using the simplified method based on the average of each option's vesting term and the contractual period during which the option can be exercised, which is typically 10 years following the date of grant.

  •
  Expected Volatility.  The expected volatility was based on the historical stock volatility of several of Millendo's comparable publicly traded companies over a period of time equal to the expected term of the options, as it does not have any trading history to use the volatility of Millendo's own common stock.

  •
  Risk-Free Interest Rate.  The-risk-free interest rate was based on the yields of U.S. Treasury securities with maturities appropriate for the term of the award.

  •
  Expected Dividend Yield.  Millendo has not paid dividends on its common stock nor does it expect to pay dividends in the foreseeable future.

  •
  Fair Market Value of Common Stock.  As Millendo's common stock has not historically been publicly traded, Millendo has periodically estimated the fair market value of common stock. See "—Fair market value of common stock."

        Millendo did not grant any stock-based awards in the year ended December 31, 2017. The following table reflects the weighted average assumptions used to estimate the fair value of options granted in the year ended December 31, 2016.

Year ended December 31,
2016
Expected term (in years)	6.15
Expected volatility	72%
Risk-free interest rate	1.49%
Expected dividend yield	—%
Fair market value of common stock	$0.50

  Fair market value of common stock

        Historically, for all periods prior to the Merger, the fair market values of the shares of common stock underlying Millendo's stock options were estimated on each grant date by the Millendo Board of Directors. In order to determine the fair market value of Millendo's common stock, the Millendo Board of Directors considered, among other things, contemporaneous valuations of its common and preferred stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or Practice Aid. Given the absence of a public trading market of Millendo's capital stock, the Millendo Board of Directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair market value of Millendo's common and preferred stock, including:

  •
  contemporaneous third-party valuations of Millendo's common stock;

  •
  the prices, rights, preferences and privileges of Millendo's preferred stock relative to the common stock;

  •
  Millendo's business, financial condition and results of operations, including related industry trends affecting Millendo's operations;

  •
  the likelihood of achieving a liquidity event, such as an IPO or sale of Millendo's company, given prevailing market conditions;

  •
  the lack of marketability of Millendo's common stock;

  •
  the market performance of comparable publicly traded companies; and

  •
  U.S. and global economic and capital market conditions and outlook.

        There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding Millendo's future performance, including the successful completion of its clinical trials and the time to liquidity, as well as the determination of the appropriate valuation methods at each valuation date. If Millendo had made different assumptions, its valuation could have been different. The foregoing valuation methodologies are not the only methodologies available, and they will not be used to value the combined organization's common stock if the Merger is completed. Accordingly, stockholders and investors should not place undue reliance on the foregoing valuation methodologies as an indicator of the combined organization's future stock price.

  Common stock valuation methodology

        The fair market value of the common stock underlying Millendo's stock options has historically been determined by the the Millendo Board of Directors after considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the Practice Aid.

        In valuing Millendo's common stock, the the Millendo Board of Directors generally employed a hybrid between the option-pricing method, or OPM, and the probability-weighted expected return method, or PWERM. The OPM treats common stock and preferred stock as call options on a company's enterprise value, with exercise prices reflecting the liquidation preferences of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of an assumed liquidity event, such as a merger, sale, or IPO. The common stock has a claim on the equity value at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. The OPM commonly uses the Black-Scholes option pricing model to determine the price of the call option.

        Millendo specifically employed a variation of OPM referred to as the "backsolve method." The backsolve method infers the total equity value implied by the pricing and terms of Millendo's Series A and Series B preferred stock financing transactions by making assumptions regarding the expected time to liquidity, expected volatility and risk-free interest rate, and then solves for the value of equity such that the implied value for the most recent financing equals the amount paid. At certain valuation dates, the equity value inferred from the OPM backsolve method was adjusted for company and market specific events that occurred between the financing date and the valuation date.

        The PWERM involves a forward-looking analysis of the possible future outcomes, estimation of ranges of future and present value under each outcome and application of a probability factor to each outcome as of the valuation date. Under this method, discrete future outcomes, including an IPO and non-IPO scenarios, are weighted based on the estimated probability of each scenario.

        The hybrid method is generally appropriate to use when the time to a liquidity event is short, making the range of possible future outcomes relatively easy to predict. In the IPO scenario, all shares of preferred stock were assumed to convert to common stock. Accordingly, the estimated equity value was allocated pro rata among Millendo's preferred stock and common stock on an as-converted basis, which caused the common stock to have a higher relative value per share than under the scenarios captured by the OPM. The weighting between the PWERM and OPM employed in the hybrid method was based on the the Millendo Board of Directors' estimate of the probability of each scenario as of each valuation date.

        Following the Closing, the fair market value of Millendo's Common Stock will be determined based on the closing price of its Common Stock on the Nasdaq Capital Market.

  Preferred stock valuation methodology

        In order for Millendo to determine changes in the fair value of its preferred stock warrant liability, Millendo conducts periodic valuations of the preferred stock underlying outstanding warrants.

        Millendo determines the fair market value of its preferred stock as of each reporting period using the guidance prescribed by the Practice Aid using an OPM consistent with the way Millendo has valued its common stock described above.

Recent Accounting Pronouncements

        See Note 2 to Millendo's consolidated financial statements beginning on page F-56 of this proxy statement/prospectus/information statement for a description of recent accounting pronouncements applicable to its consolidated financial statements.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF MILLENDO

        Millendo's primary exposure to market risk relates to changes in foreign currency exchange rates. Millendo contracts with vendors that are primarily located in the United Kingdom, France, Germany and Canada and certain invoices are denominated in foreign currencies. Millendo is subject to fluctuations in foreign currency rates in connection with these arrangements. Millendo does not currently hedge its foreign currency exchange rate risk. For the significant majority of the year ended December 31, 2017, Millendo had minimal liabilities denominated in foreign currencies. In connection with Millendo's acquisition of Alizé in December 2017, Millendo increased its operations in France, and expects that future fluctuations in the exchange rate between the U.S. dollar and euro could have a material impact on its results of operations.

        Inflation generally affects Millendo by increasing its cost of labor and clinical trial costs. Millendo does not believe that inflation had a material effect on its business, financial condition or results of operations during the six months ended June 30, 2018 and during the years ended December 31, 2016 and 2017.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of OvaScience

        Pursuant to the Merger Agreement, all of the current executive officers of OvaScience will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Organization Following the Merger

        OvaScience's board of directors is currently composed of seven directors. Following the Merger, OvaScience's board of directors is expected to consist of eight directors. Pursuant to the Merger Agreement, all of the current directors of OvaScience, other than John Howe, III., M.D., a designee selected by OvaScience to remain on OvaScience's board of directors, shall resign from OvaScience's board of directors at or prior to the Effective Time. The director designated by OvaScience will then elect, effective as of the Effective Time, seven designees selected by Millendo, each to serve as members of the OvaScience Board of Directors. Following the Merger, the management team of OvaScience is expected to be composed of the current management team of Millendo. The following table lists, as of as of September 1, 2018, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of OvaScience upon completion of the Merger:

Name	Age	Position
Executive Officers
Julia C. Owens, Ph.D.	45	President and Chief Executive Officer and Director
Pharis Mohideen, M.D.	53	Chief Medical Officer
Jeffery M. Brinza, J.D.	57	Secretary, Chief Administrative Officer and General Counsel
Non-Employee Directors
John Howe, III, M.D.	75	Director
Carol G. Gallagher, Pharm.D.	54	Director
Carole L. Nuechterlein, J.D.	57	Director
James M. Hindman	57	Director
Randall W. Whitcomb, M.D.	64	Director
Habib J. Dable	49	Director
Mary Lynne Hedley, Ph.D.	56	Director

Executive Officers

        Julia C. Owens, Ph.D. is one of the co-founders of Millendo and has served as Millendo's President and Chief Executive Officer and as a member of Millendo's board of directors since its inception in January 2012. From 2010 to May 2012, Dr. Owens served as the Senior Vice President of Corporate Development and Strategy at Lycera Corp., a biopharmaceutical company. Prior to that, from 2004 to 2010, Dr. Owens served in a number of business development positions at QuatRx Pharmaceuticals Co., a biopharmaceutical company, including as Head of Business Development from 2009 to 2010. From 1999 to 2004, Dr. Owens served in a number of business development positions at Tularik Inc., a biotechnology company, which was acquired by Amgen, Inc. in 2004. Prior to that, from July to October 1999, Dr. Owens served as a Licensing Officer in the Office of Technology Management at the University of California, San Francisco. Dr. Owens received a B.S. in Chemistry and a B.A. in Molecular and Cellular Biology from the University of California, Berkeley, and a Ph.D. in Biochemistry from the University of California, San Francisco. We believe that Dr. Owens is qualified to serve on the Board due to her business and technical expertise, along with her daily insight into Millendo's corporate matters as its current Chief Executive Officer.

        Pharis Mohideen, M.D. has served as the Chief Medical Officer of Millendo since October 2014. Prior to that, from June 2012 to October 2014, Dr. Mohideen served as the Vice President of Clinical Development at Shionogi Inc., a pharmaceutical company. From 2008 to June 2012, Dr. Mohideen served as an Executive Director of Novartis Oncology, a business unit of Novartis International AG, a pharmaceutical company (NYSE: NVS), and from 2006 to 2008, served as a Senior Director of Novartis International AG. Dr. Mohideen received a B.A. in Biology from the University of Hawaii, an M.S. in Clinical Investigation from Vanderbilt University, an M.D. from the University of Hawaii and an M.S. in Human Physiology from the University of Hawaii.

        Jeffery M. Brinza, J.D. has served as the Chief Administrative Officer and General Counsel of Millendo since March 2018. Prior to that, Mr. Brinza served as our Senior Vice President, Administration and General Counsel since August 2015. From March 2014 until December 2017, Mr. Brinza also served as Secretary and a member of the board of directors of ENT Biotech Solutions, Inc., a medical device company. From 2009 to August 2015, Mr. Brinza served as the General Counsel, Secretary and Chief Compliance Officer at RGIS LLC, an inventory service provider. From 2005 to 2009, Mr. Brinza served as the General Counsel at QuatRx Pharmaceuticals Co., a biopharmaceutical company. Mr. Brinza received a B.A. in Computer and Communications Sciences and Economics from the University of Michigan and a J.D. from the University of Michigan Law School.

Non-Employee Directors

        John Howe, III, M.D. has served as a member of the OvaScience Board since June 2015. Dr. Howe is a recognized expert in international medicine and is a humanitarian leader. From 2001 through 2015, he served as the President and Chief Executive Officer of Project HOPE, an international health education and humanitarian assistance foundation, which operates more than 70 programs in 45 countries on five continents. During Dr. Howe's tenure, Project HOPE expanded its areas of distributing medicine, treating infectious diseases and non-communicable diseases, and promoting the health education and life improvement of women and children. Before Project HOPE, Dr. Howe held the Distinguished Chair in Health Policy at The University of Texas Health Science Center at San Antonio; he served as the Center's chief executive from 1985 through 2000 and is currently the President Emeritus. He is a board member of BB&T Bank, the Chinese Center for Communicable Disease Control and Prevention, the John E. Fogarty International Center at the National Institutes of Health and the Texas Biomedical Research Institute, among others. Among Dr. Howe's numerous honors and awards are the U.S. Army's Commander's Award for Public Service, the Surgeon General's Exemplary Service Award, and the Magnolia Award from the City of Shanghai, China. Dr. Howe is a published author of numerous articles, chapters and abstracts in medical journals, including the New England Journal of Medicine and the Annals of Internal Medicine, among others. Dr. Howe holds a B.A. from Amherst College and an M.D. from Boston University School of Medicine. We believe that Dr. Howe is qualified to serve on the Board due to his experience with global medicine and as a leader of international health initiatives.

        Carol G. Gallagher, Pharm.D. has served as a member of Millendo's board of directors since September 2012. Since October 2014, Dr. Gallagher has also served as a Partner of New Enterprise Associates, Inc., a venture capital firm. Prior to that, from October 2013 to July 2014, Dr. Gallagher served as a venture partner with Frazier Healthcare Partners, a venture capital firm. From 2008 to April 2011, Dr. Gallagher served as the President and Chief Executive Officer of Calistoga Pharmaceuticals, Inc., a biotechnology company that was acquired by Gilead Sciences, Inc. in 2011. Prior to that, from 2007 to 2008, Dr. Gallagher served as the President and Chief Executive Officer of Metastatix, Inc., a biopharmaceutical company. Since February 2013, Dr. Gallagher has served as a member of the board of directors and the compensation committee of Atara Biotherapeutics Inc., a biopharmaceutical company (Nasdaq: ATRA), since July 2016, as a director of Cleave Biosciences, Inc., a biopharmaceutical company, since November, 2017, as a director at Metacrine, a biopharmaceutical company, and since December, 2017, PIONYR Immunotherapeutics, a biopharmaceutical company. From October 2011 until March, 2018, Dr. Gallagher served as a member of the board of directors of AnaptysBio, Inc., a biotechnology company (Nasdaq: ANAB). From February 2012 to August 2013, Dr. Gallagher served as a member of the board of directors of Aragon Pharmaceuticals, Inc., a pharmaceutical discovery and development company that was acquired by Johnson & Johnson in August 2013. Dr. Gallagher received a B.S. and a Pharm.D. from the College of Pharmacy at the University of Kentucky. We believe that Dr. Gallagher's extensive experience in the life sciences industry and as a chief executive officer of various companies qualifies her to serve on our Board.

        Carole L. Nuechterlein, J.D. has served as a member of Millendo's board of directors since March 2017. Ms. Nuechterlein joined F. Hoffmann-La Roche Ltd. in 2002 and currently serves as a Deputy Director and head of Roche Finance Ltd. Prior to that, from 1998 to 2001, Ms. Nuechterlein served as General Counsel for SangStat, Inc., a biopharmaceutical company. Ms. Nuechterlein has also served as a member of the boards of directors of each of Vivet Therapeutics SAS, a biotechnology company, since April 2017, CiVi BioPharma, Inc., a biopharmaceutical company, since March 2017, Lumos Pharma, Inc., a biopharmaceutical company, since January 2017, Mission Therapeutics Ltd., a biopharmaceutical company, since January 2017, Arch Oncology Inc., a biopharmaceutical company, since August 2016, Second Genome, Inc., a biopharmaceutical company, since April 2016, and Lysosomal Therapeutics Inc., a biotechnology company, since May 2014. She also served as a member of the board of directors of AveXis Inc., a biotechnology company (Nasdaq: AVXS), from October 2014 to May 2017. Ms. Nuechterlein received a B.A. from Valparaiso University and a J.D. from University of Michigan. We believe that Ms. Nuechterlein's extensive experience in the pharmaceutical and biotechnology industry and as an investor in life sciences companies qualifies her to serve on our Board.

        James M. Hindman has served as a member of Millendo's board of directors since June 2016. Since August 2018, Mr. Hindman has served as a member of the board of directors of Sienna Biopharmaceuticals, Inc., a clinical-stage medical dermatology and aesthetics company (Nasdaq: SNNA). Since December 2017, Mr. Hindman has provided financial consulting services to RANI Therapeutics, a privately held biotechnology company. Since July 2015, Mr. Hindman has also provided financial consulting services to Cidara Therapeutics Inc., a biotechnology company (Nasdaq: CDTX). Prior to that, from August 2014 to March 2015, Mr. Hindman has served as the Executive Vice President and Chief Financial Officer of Allergan, Inc., a multi-specialty healthcare company. From 2002 to August 2014, Mr. Hindman served as Senior Vice President of Treasury, Risk and Investor Relations at Allergan, Inc. and from 1984 to 2002, served in a variety of other finance positions at Allergan, Inc., including Senior Vice President, Finance and Controller, Assistant Corporate Controller, Vice President, Financial Planning and Analysis. Since June 2015, Mr. Hindman has also served as a member of the Board of Regents at Loyola Marymount University, and from 2007 to June 2015, Mr. Hindman served on their Accounting Advisory Board. From 2009 to December 2015, Mr. Hindman served as a member of the board of directors of The Allergan Foundation, a private charitable foundation. Mr. Hindman received a B.S. in Accounting from Loyola Marymount University and an M.B.A. from Pepperdine University. We believe that Mr. Hindman's financial experience in the life sciences industry qualifies him to serve on our Board.

        Randall W. Whitcomb, M.D. has served as a member of Millendo's board of directors since April 2012. Since 2007, Dr. Whitcomb has also served as a Senior Advisor to Frazier Healthcare Partners. From 2001 to 2006, Dr. Whitcomb co-founded and served as Chief Medical Officer of QuatRx Pharmaceuticals Company, a biopharmaceutical company. From 2001 to May 2015, Dr. Whitcomb served as a director of Insmed, Inc., a biopharmaceutical company (Nasdaq: INSM). Dr. Whitcomb received a B.A. in Biology and Chemistry from Tabor College and an M.D. from the University of Kansas. Dr. Whitcomb also completed a research fellowship at the National Institutes of Health. We believe that Dr. Whitcomb's experience both in the medical and life sciences industries and as a chief medical officer qualifies him to serve on our Board.

        Habib J. Dable has served as a member of Millendo's board of directors since September 2018. Mr. Dable has served as the Chief Executive Officer and President and a member of the board of directors of Acceleron Pharma Inc., a biopharmaceutical company (Nasdaq: XLRN) since December 2016. Prior to that, Mr. Dable served in roles of increasing responsibility at Bayer AG beginning in 1994, most recently serving as the President of Pharmaceuticals for Bayer in the U.S. from October 2015 until December 2016. From 2013 to 2015, Mr. Dable served as the Executive Vice President and Global Head of Specialty Medicine for Bayer HealthCare Pharmaceuticals, and from 2010 to 2012, he was the Vice President of Ophthalmology & Global Launch Team Head for EYLEA. Mr. Dable earned both Bachelor's and Master's degrees of Business Administration from the University of New Brunswick in Canada. We believe that Mr. Dable's executive leadership experience and industry knowledge qualify him to serve as a member of our Board.

        Mary Lynne Hedley, Ph.D. has served as a member of Millendo's board of directors since March 2017. Dr. Hedley has served as the President and a member of the board of directors of TESARO, Inc., a pharmaceutical company (Nasdaq: TSRO), since co-founding the company in March 2010. Dr. Hedley also served as a member of the board of directors of Receptos, Inc., a biopharmaceutical company (Nasdaq: RCPT), from April 2014 until it was acquired by Celgene Corp. in August 2015. Prior to that, from July 2009 to February 2010, Dr. Hedley served as Executive Vice President of Operations and Chief Scientific Officer of Abraxis BioScience, Inc., a biotechnology company. Dr. Hedley served as Executive Vice President of Eisai Corporation of North America from January 2008 until July 2009, following Eisai Co. Ltd.'s acquisition of MGI PHARMA, Inc. in January 2008. Dr. Hedley also served in various positions at MGI PHARMA, Inc. from 2004 through its acquisition in 2008, most recently as Executive Vice President and Chief Scientific Officer. Prior to that, Dr. Hedley co-founded and served as the President and Chief Executive Officer of ZYCOS, Inc., a biotechnology company, which was acquired by MGI PHARMA, Inc. in 2004. Prior to co-founding ZYCOS, Dr. Hedley completed two consecutive postdoctoral fellowships at Harvard University. Dr. Hedley received a B.S. in microbiology from Purdue University and a Ph.D. in Immunology from the University of Texas, Southwestern Medical Center. We believe that Dr. Hedley's extensive experience in the pharmaceutical and biotechnology industry qualifies her to serve on our Board.

Composition of the Board of Directors

        OvaScience's board of directors is currently comprised of seven directors divided into three staggered classes, each class serving three-year terms. The staggered structure of OvaScience's board of directors will remain in place following completion of the Merger. At the most recent annual meeting of OvaScience's stockholders held in 2018, Class III directors were elected. As a result, the term of the Class III directors of the combined organization will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2021, with the terms of the Class I directors and Class II directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2019 and 2020, respectively.

        The director classes for OvaScience are currently as follows:

  •
  Class I consists of Dr. Howe and Marc Kozin, each with a term expiring at the 2019 annual meeting of stockholders;

  •
  Class II consists of Richard Aldrich, Mary Fisher and John Sexton, each with a term expiring at the 2020 annual meeting of stockholders; and

  •
  Class III consists of Dr. Kroeger and Jeffrey Capello, each with a term expiring at the 2021 annual meeting of stockholders.

        Pursuant to the Merger Agreement, each of the directors and officers of OvaScience who will not continue as directors or officers of OvaScience or the Surviving Corporation following the consummation of the Merger shall resign immediately prior to the Effective Time. In connection with the Merger, the size of OvaScience's board of directors will be increased to consist of eight directors. Pursuant to the terms of the Merger Agreement, seven of such directors will be designated by Millendo and one of such directors will be designated by Millendo. Effective as of the Effective Time, it is anticipated that Dr. Howe will remain on OvaScience's board of directors. Then, Dr. Howe will elect Dr. Owens, Dr. Gallagher, Carole L. Nuechterlein, James M. Hindman, Dr. Whitcomb, Dr. Hedley and Habib J. Dable to OvaScience's board of directors. It is anticipated that these directors will be appointed to the three staggered director classes of the combined organization's board of directors as follows:

  •
  Class I will consist of Julia Owens and Mary Lynne Hedley, each with a term expiring at the 2019 annual meeting of stockholders.

  •
  Class II will consist of Carole Nuechterlein, Randall Whitcomb and James Hindman, each with a term expiring at the 2020 annual meeting of stockholders.

  •
  Class III will consist of Carol Gallagher, John Howe and Habib Dable, each with a term expiring at the 2021 annual meeting of stockholders.

        The division of OvaScience's board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of OvaScience, or, following the completion of the merger, the combined organization.

        OvaScience's Nominating and Governance Committee is responsible for reviewing the board of directors, on an annual basis. In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee and the board of directors of the combined organization may take into account many factors, including the following:

  •
  diversity of personal and professional background, perspective, experience, age, gender, ethnicity and country of citizenship;

  •
  personal and professional integrity and ethical values;

  •
  experience in one or more fields of business, professional, governmental, scientific or educational endeavors, and a general appreciation of major issues facing public companies similar in scope and size to OvaScience;

  •
  experience relevant to OvaScience's industry or social policy concerns;

  •
  relevant academic expertise or other proficiency in an area of OvaScience's operations;

  •
  objective and mature business judgment and expertise; and

  •
  any other relevant qualifications, attributes or skills.

        There are no family relationships among any of OvaScience's current directors and executive officers, and there are no family relationships among any of the combined organization's proposed directors and executive officers.

Committees of the Board of Directors

        After completion of the Merger, the combined organization's board of directors will have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

        The responsibilities of the Audit Committee include:

  •
  appointing, terminating (when necessary), approving the compensation of and assessing the independence of our registered public accounting firm;

  •
  overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

  •
  reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  overseeing our internal audit function;

  •
  overseeing our risk assessment and risk management policies;

  •
  establishing policies and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our internal auditing staff, registered public accounting firm and management;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the Audit Committee report required by SEC rules.

        The members of the Audit Committee are Messrs. Capello (Chair) and Kozin and Dr. Howe. The OvaScience Board of Directors has determined that each member of the Audit Committee meets the financial literacy requirement under the applicable Nasdaq Listing Rules and that Mr. Capello is an "Audit Committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. All members of the Audit Committee satisfy the current independence standards promulgated by the SEC and by The Nasdaq Stock Market, as such standards apply specifically to members of Audit Committees.

        Following completion of the Merger, the members of the Audit Committee are expected to be James Hindman, Randall Whitcomb and John Howe. Mr. Hindman is expected to be the Chair of the Audit Committee and its financial expert under the rules of the SEC. OvaScience's board of directors has concluded that the composition of the Audit Committee meets the requirements for independence under the rules and regulations of The Nasdaq Stock Market LLC and the SEC. OvaScience and Millendo believe that, after completion of the merger, the functioning of the Audit Committee will comply with the applicable requirements of the rules and regulations of The Nasdaq Stock Market LLC and the SEC.

Compensation Committee

        The responsibilities of the Compensation Committee include, but are not limited to:

  •
  annually reviewing and approving corporate goals and objectives relevant to our Chief Executive Officer's compensation;

  •
  determining our Chief Executive Officer's compensation;

  •
  reviewing and approving, or making recommendations to our Board with respect to, the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our equity incentive plans; and

  •
  reviewing and making recommendations to our Board with respect to director compensation.

        The Compensation Committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.

        The members of the OvaScience Compensation Committee are currently Dr. Howe (Chair) and Ms. Fisher. Both members are independent as defined under the Nasdaq Listing Rules applicable to Compensation Committee members.

Compensation Committee Interlocks and Insider Participation

        Following completion of the Merger, the OvaScience Compensation Committee is expected to consist of Carol Gallagher, Habib Dable and Randall Whitcomb. Ms. Gallagher is expected be the Chair of the Compensation Committee. Each member of the Compensation Committee is expected to be an "outside" director as that term is defined in Section 162(m) of the Code, a "non-employee" director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of The Nasdaq Stock Market LLC. None of the proposed executive officers of the combined organization serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined organization's board of directors or Compensation Committee following the Merger.

Nominating and Corporate Governance Committee

        The responsibilities of the Nominating and Corporate Governance Committee include:

  •
  identifying individuals qualified to become Board members;

  •
  recommending to our Board the persons to be nominated for election as directors and to each of the Board's committees;

  •
  reviewing and making recommendations to the Board with respect to management succession planning;

  •
  developing and recommending to the Board corporate governance guidelines; and

  •
  overseeing an annual evaluation of the Board.

        The Nominating and Corporate Governance Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

        The members of the Nominating and Corporate Governance Committee are Messrs. Aldrich (Chair) and Kozin. All members of the Nominating and Corporate Governance Committee qualify as independent under the definition promulgated by The Nasdaq Stock Market.

        Following completion of the Merger, the members of the Nominating and Corporate Governance Committee are expected to be Mary Lynne Hedley and Carole Nuechterlein. Dr. Hedley is expected be the chairman of the Nominating and Corporate Governance Committee. OvaScience's board of directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the independent director guidelines of The Nasdaq Stock Market LLC.

        OvaScience's board of directors may from time to time establish other committees.

Director Compensation

        For the fiscal year ended December 31, 2017, Millendo did not have a director compensation policy in place. However, Millendo has provided cash and/or equity-based compensation to certain of its independent directors who are not employees or affiliated with its largest investors, for the time and effort necessary to serve as a member of Millendo's board of directors. In addition, Millendo has historically provided reimbursement for reasonable out-of-pocket expenses incurred for attending meetings of the Millendo Board of Directors.

        Following completion of the Merger, it is expected that the combined organization will provide compensation to non-employee directors that is consistent with OvaScience's current practices, however, these director compensation policies may be re-evaluated by the combined organization and the compensation committee following completion of the Merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.

        Based on OvaScience's existing 2018 Director Compensation Policy, the annual retainer for non-employee directors is expected to be $35,000. Annual retainers for committee membership are expected to be as follows:

Audit Committee Chairperson	$15,000
Audit Committee member	$8,000
Compensation Committee Chairperson	$10,000
Compensation Committee member	$5,000
Nominating and Corporate Governance Committee Chairperson	$7,500
Nominating and Corporate Governance Committee member	$3,750

        In addition to the above fees, the Board may determine that additional committee fees are appropriate and should be payable for any newly created committee of the Board.

        Under the terms of the 2018 Director Compensation Policy, each newly appointed non-employee director is granted a non-qualified stock option to purchase 8,650 shares of OvaScience Common Stock under the 2012 Plan at the first regularly scheduled meeting of the Board on or after his or her initial appointment or election to the Board. In addition, annually, each incumbent non-employee director is granted a non-qualified stock option to purchase 12,000 shares of OvaScience Common Stock under the 2012 Stock Plan on the date of the first meeting of the board of directors held following our annual meeting of stockholders. During calendar year 2018, OvaScience will not provide additional compensation to non-employee directors, other than as provided under the 2018 Director Compensation Policy, unless such additional compensation is in exchange for bona fide services or is otherwise reviewed and approved in accordance with OvaScience's Policy regarding Related Person Transactions then in effect. Shares purchased upon exercise of an initial equity grant or annual equity grant under the 2018 Director Compensation Policy will be subject to a resale restriction ending on the earlier of such non-employee director's termination of service as a non-employee director and the seven-year anniversary of the date of grant of the option (the "Holding Period"); provided, however, that the Holding Period will not apply to (i) any shares retained by OvaScience as a result of any net exercise of the options to cover the option exercise price, or (ii) any shares sold by the non-employee director to cover any taxes associated with the exercise of the option. The Holding Period requirement will apply to initial equity grants and annual equity grants made through December 31, 2021, unless otherwise amended and approved by a vote of our stockholders.

        The 2018 Director Compensation Policy provides that, commencing in calendar year 2018, (i) the total annual compensation, including all cash and equity components (based on grant date fair value), paid to any incumbent non-employee director shall not exceed $300,000 per calendar year, and (ii) the total annual compensation, including all cash and equity components (based on grant date fair value), paid to any newly appointed non-employee director shall not exceed $600,000 within the calendar year of first being appointed. These limits will remain in effect until December 31, 2021, unless otherwise amended and approved by a vote of OvaScience's stockholders.

        Unless otherwise specified by the board of directors or the compensation committee at the time of grant, all options granted under the 2018 Director Compensation Policy shall (i) vest in equal monthly installments at the end of each successive month following the grant date until the first anniversary of the grant date, subject to the non-employee director's continued service on the board of directors; (ii) have an exercise price equal to the fair market value of OvaScience's Common Stock as determined in the 2012 Stock Plan on the grant date; (iii) terminate ten years after the grant date; and (iv) contain such other terms and conditions as set forth in the form of option agreement approved by the Board or the Compensation Committee prior to the grant date.

        OvaScience's non-employee directors may elect to receive all or a portion of their annual fees for Board and committee service for a given year in the form of vested shares of OvaScience Common Stock (based on the fair market value of OvaScience Common Stock). Upon presentation of documentation of such expenses reasonably satisfactory to OvaScience, non-employee directors will be reimbursed for their reasonable expenses incurred in connection with attending board of directors and committee meetings.

        As is OvaScience's current practice, in enacting or proposing any further amendments to the 2018 Director Compensation Policy, including any amendment of the general compensation limits or the annual retainers, fees and grants, the board or the compensation committee will assess, and be guided by, an analysis of compensation paid to non-employee directors of a peer group of companies as well as current best practices.

Millendo Executive Compensation

        Millendo's named executive officers, consisting of its principal executive officer and the next two highly compensated executive offers, for the fiscal year ended December 31, 2017 were:

Name	Title
Julia C. Owens, Ph.D.	President and Chief Executive Officer
Pharis Mohideen, M.D.	Chief Medical Officer
Christopher J. Seiter	Chief Financial Officer

        Following the Closing, Millendo's named executive officers are expected to be:

Name	Title
Julia C. Owens, Ph.D.	President and Chief Executive Officer
Pharis Mohideen, M.D.	Chief Medical Officer
Jeffery M. Brinza, J.D.	Secretary, Chief Administrative Officer and General Counsel

2017 Summary Compensation Table

        The following table sets forth information regarding compensation earned with respect to the year ended December 31, 2017 by Millendo's principal executive officer and the next two most highly compensated executive officers in 2017, whom Millendo refers to as its named executive officers for 2017.

Name and Principal Position	Year	Salary	Bonus(1)	Non-equity incentive plan compensation(2)	All other compensation(3)	Total
Named Executive Officers and Directors
Julia C. Owens, Ph.D.(4)	2017	$420,000	$83,160	$84,840	$8,100	$596,100
Chief Executive Officer
Pharis Mohideen, M.D.	2017	$356,895	$49,466	$50,465	$25,064	$481,890
Chief Medical Officer
Christopher J. Seiter(5)	2017	$306,525	$42,484	$43,343	$26,944	$419,296
Chief Financial Officer

(1)
Amounts reflect discretionary bonuses for all named executive officers.

(2)
See "—Employment arrangements—2017 bonus plan" below for a description of the material terms of the plan, pursuant to which this compensation was awarded.

(3)
Amounts reflect the taxable commuting benefits provided to Dr. Mohideen and Mr. Seiter in 2017 inclusive of the tax gross-up paid in connection therewith. Amounts also reflect $8,100 in 401(k) plan contributions provided to each of Millendo's named executive officers in 2017.

(4)
Dr. Owens is also a member of Millendo's board of directors, but did not receive any additional compensation in her capacity as a director.

(5)
Mr. Seiter resigned as Millendo's Chief Financial Officer in April 2018.

Outstanding equity awards at December 31, 2017

        The following table sets forth certain information about outstanding equity awards granted to Millendo's named executive officers that remain outstanding as of December 31, 2017.

	Option awards(1)
Name	Grant date	Number of securities underlying unexrecised options (#) exercisable(2)		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date
Julia C. Owens, Ph.D.	8/30/2012	808,867	(3)	—		0.08	8/29/2022
	1/28/2016	2,037,648	(4)	—		0.33	1/27/2026
Pharis Mohideen, M.D.	12/5/2014	258,845	(3)	—		0.20	12/4/2024
	1/28/2016	503,847	(4)	—		0.33	1/27/2026
Christopher J. Seiter(5)	11/3/2016	252,070	(3)	612,170	(3)	0.63	11/2/2026

(1)
All of the option awards listed in the table above were granted under Millendo's 2012 Equity Incentive Plan, as amended, or the 2012 Plan, the terms of which are described below under "—Equity incentive plans."

(2)
The stock options held by Drs. Owens and Mohideen, whether vested or unvested, are immediately exercisable on the date of grant or have been amended to allow for early exercise. Shares purchased upon exercise of an unvested option become restricted stock and are subject to Millendo's right of repurchase in the event the option holder's service with Millendo terminates prior to the applicable vesting date. The stock options held by Mr. Seiter, whether vested or unvested, are not immediately exercisable on the date of grant and have not been amended to allow for early exercise.

(3)
The option vests as to 25% of the total shares underlying shares of common stock on the first anniversary of the vesting commencement date, which date is July 25, 2013 for Dr. Owens, October 27, 2015 for Dr. Mohideen and October 24, 2017 for Mr. Seiter, and in equal monthly installments over the ensuing 36 months, subject to the holder's continued employment with Millendo through the applicable vesting date.

(4)
The option vests as to 25% of the total shares underlying shares of common stock on the first anniversary of the vesting commencement date, which date is January 28, 2017 for Drs. Owens and Mohideen, and in equal monthly installments over the ensuing 36 months, subject to the holder's continued employment with Millendo through the applicable vesting date.

(5)
Mr. Seiter resigned as Millendo's Chief Financial Officer in April 2018.

        See "—Potential payments upon termination or change of control" for a description of vesting acceleration applicable to stock options held by Millendo's named executive officers. Millendo may in the future, on an annual basis or otherwise, grant additional equity awards to Millendo's executive officers pursuant to its 2012 Plan, the terms of which are described below under "—Equity incentive plans."

Nonqualified deferred compensation

        None of Millendo's named executive officers for the fiscal year ended December 31, 2017 participated in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by Millendo. Millendo's board of directors may elect to provide Millendo's officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in Millendo's best interests.

Employment arrangements

        Each of Millendo's named executive officers' employment is "at will" and may be terminated at any time. Below is a description of Millendo's employment agreements or offer letters, as applicable, with each of Millendo's named executive officers for the fiscal year ended December 31, 2017.

        Julia C. Owens, Ph.D. Millendo entered into an employment agreement with Dr. Owens in July 2012 setting forth the terms of her employment. Dr. Owens was entitled to an initial annual base salary of $300,000, which has been subsequently increased, most recently as of January 1, 2018, to $432,600. Pursuant to the agreement, Dr. Owens was granted a stock option to purchase 1,108,867 shares of Millendo's common stock in August 2012, under which 25% of the shares underlying the option would vest after 12 months of employment, and the remaining shares underlying the option would vest in equal monthly installments over 36 months following July 25, 2013, subject to Dr. Owens' continued service, all shares of which were fully vested as of July 25, 2016. Dr. Owens is also eligible to receive an annual performance bonus with a target bonus of $216,300 for 2018, less applicable withholdings, with any such bonus to be determined at the sole discretion of Millendo's board of directors. Dr. Owens' employment agreement also provides for certain severance benefits, the terms of which are described below under "—Potential payments upon termination or change of control."

        Pharis Mohideen, M.D. Millendo entered into an offer letter with Dr. Mohideen in October 2014 setting forth the terms of his employment. Dr. Mohideen was entitled to an initial annual base salary of $330,000, which has been subsequently increased, most recently as of January 1, 2018, to $367,602. Pursuant to the agreement, Dr. Mohideen was granted a stock option to purchase 358,845 shares of Millendo Common Stock in December 2014, under which 25% of the shares underlying the option would vest after 12 months of employment, and the remaining shares underlying the option would vest in equal monthly installments over 36 months following October 27, 2015, subject to Dr. Mohideen's continued service. Dr. Mohideen is also eligible to receive an annual performance bonus, with a target bonus of $128,660 for 2018, less applicable withholdings, with any such bonus to be determined at the sole discretion of Millendo's board of directors. Dr. Mohideen's offer letter also provides for certain severance benefits, the terms of which are described below under "—Potential payments upon termination or change of control."

        Christopher J. Seiter. Millendo entered into an offer letter with Mr. Seiter in October 2016 setting forth the terms of his full-time employment. Mr. Seiter was entitled to an initial annual base salary of $305,000. Mr. Seiter's offer letter stated that he would be granted a stock option to purchase 864,240 shares of Millendo's common stock and, in November 2016, Mr. Seiter was granted stock options to purchase 864,240 shares of Millendo's common stock, under which 25% of the shares underlying the option would vest after 12 months of employment, and the remaining shares underlying the option would vest in equal monthly installments over 36 months following October 24, 2017, subject to Mr. Seiter's continued service. Mr. Seiter's option documents also provide for certain severance benefits, the terms of which are described below under "—Potential payments upon termination of change of control." Mr. Seiter resigned as Millendo's Chief Financial Officer in April 2018.

Rule 10b5-1 Sales Plans

        The directors and and executive officers of Millendo may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of the combined organization's common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Millendo's directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of the combined organization's insider trading policy. Prior to 180 days after the date of the Closing, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into as a condition to the Closing.

2017 bonus plan

        Drs. Owens and Mohideen and Mr. Seiter, and each of Millendo's other executive officers, were eligible to participate in Millendo's 2017 bonus plan. Bonuses were measured as of December 31, 2017 and paid in the first quarter of 2018. The bonus plan was designed to motivate and reward executives for the attainment of company-wide performance goals. The annual cash bonus target for Dr. Owens was set at 50% of her then-effective base salary and amounted to $210,000 for 2017. The annual cash bonus targets for Dr. Mohideen and Mr. Seiter were set at 35% of their respective then-effective base salary and amount to $124,913 and $107,284, respectively, for 2017. Payment of 100% of the target bonus amount was subject to the achievement of company objectives determined by Millendo's board of directors. Millendo's named executive officers are eligible to receive more than 100% of their target bonuses in the discretion of Millendo's board of directors. Drs. Owens and Mohideen and Mr. Seiter received discretionary bonuses of $83,160, $49,466 and $42,484, respectively, pursuant to the 2017 bonus plan.

2018 bonus plan

        Drs. Owens and Mohideen and each of Millendo's other executive officers, are eligible to participate in Millendo's 2018 bonus plan. The bonus plan is designed to motivate and reward executives for the attainment of company-wide performance goals. The annual cash bonus target for Dr. Owens is set at 50% of her then-effective base salary and amounts to $216,300 for 2018. The annual cash bonus target for Dr. Mohideen is set at 35% of his then-effective base salary and amounts to $128,660 for 2018. Payment of 100% of the target bonus amount is subject to the achievement of company objectives as determined by Millendo's board of directors. Millendo's named executive officers for 2018 are eligible to receive more than 100% of their target bonuses in the discretion of Millendo's board of directors.

Potential Payments Upon Termination or Change in Control

        Regardless of the manner in which a Millendo named executive officer's service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including salary.

        Julia C. Owens, Ph.D. Pursuant to her employment agreement, if Dr. Owens' employment with Millendo ends due to her resignation for "good reason" or her termination by Millendo other than for "cause," prior to a change in control of Millendo or within 12 months following a change in control, she is entitled to (1) continued payment of her base salary then in effect for six months following her termination (plus an additional month of severance for each full year of employment up to a maximum of 12 months) and (2) payment of premiums for continued health benefits to her and her dependents under COBRA for six months following her termination (plus an additional month of vesting for each full year of employment up to a maximum of 12 months of vesting). In addition, if Dr. Owens' employment with Millendo ends due to her resignation for "good reason" or her termination by Millendo other than for "cause," (a) Dr. Owens' vesting of outstanding stock options will accelerate up to such number of shares subject to her option as would have vested had her employment continued for an additional six months and (b) upon or within 12 months following a change in control, she is entitled to aforementioned payments, as well as 100% of her unvested stock that will vest, provided, that, her option is assumed or an equivalent option is substituted by Millendo or its successor, following a change in control. Dr. Owens' benefits are conditioned, among other things, on her complying with her post-termination obligations under her employment agreement and signing a general release of claims in Millendo's favor.

        Pharis Mohideen, M.D. Pursuant to his offer letter, if, immediately prior to a change in control of Millendo or within 12 months following a change in control, Dr. Mohideen's employment with Millendo ends due to his resignation for "good reason," his termination by Millendo other than for "cause" or as a result of his death or disability, he is entitled to (1) continued payment of his base salary then in effect for six months following his termination and (2) acceleration of 100% of his outstanding and unvested stock options. Dr. Mohideen's benefits are conditioned, among other things, on his complying with his post-termination obligations under his offer letter, signing a general release of claims in Millendo's favor and resigning from all positions that he holds with Millendo.

        Christopher J. Seiter. Pursuant to his offer letter, if Mr. Seiter's employment with Millendo were to end due to his resignation for "good reason," his termination by Millendo other than for "cause" or as a result of his death or disability, he would be entitled to (1) continued payment of his base salary then in effect for six months following his termination and (2) if such qualifying termination or resignation occurs (a) before the completion of his seventh month of employment, acceleration of 12.5% of his outstanding and unvested stock options, (b) after completion of his seventh month of employment but prior to his one year anniversary of employment, acceleration of his outstanding and unvested stock options equal to 1/48 of the shares subject to his stock options multiplied by the number of months of service he had completed prior to such qualifying termination or resignation, or (c) at any time after the first anniversary of his employment, he would be deemed to have an additional six months of service for purposes of determining his vested interest in outstanding and unvested stock options, and subject to approval by the board of directors in its sole discretion, the foregoing provisions of subsections 2(a)-(c) applied to any of Mr. Seiter's outstanding equity awards. In addition, if within six months prior to a change in control of Millendo or within 12 months following a change of control, Mr. Seiter's employment with Millendo were to end due to his resignation for "good reason," his termination by Millendo other than for "cause" or as a result of his death or disability, he would be entitled to acceleration of 100% of his outstanding and unvested stock options. Mr. Seiter's benefits were conditioned, among other things, on his complying with his post-termination obligations under his offer letter, signing a general release of claims in Millendo's favor and resigning from all positions that he held with Millendo. Mr. Seiter resigned as Millendo's Chief Financial Officer in April 2018.

Equity Incentive Plans

2012 equity incentive plan

        Millendo's board of directors and stockholders approved the Millendo Plan in January 2012 and amendments to the Millendo Plan were approved by Millendo's board of directors and stockholders in December 2015 and June 2018.

        Stock Awards.    The Millendo Plan provides for the grant of incentive stock options, nonstatutory stock options and stock purchase rights. Incentive stock options may be granted only to employees. Other awards may be granted to employees, including officers, and to non-employee directors and consultants.

        Share Reserve.    The aggregate number of shares of Millendo's common stock that may be issued pursuant to awards under the Millendo Plan is 20,086,451 shares. The maximum number of shares that may be issued upon the exercise of incentive stock options under the Millendo Plan is 20,086,451 shares. If an award granted under the Millendo Plan expires or otherwise terminates without being exercised in full, or if shares of stock still subject to restrictions are repurchased by Millendo, the shares will become available for subsequent issuance under the Millendo Plan.

        Administration.    Millendo's board of directors, or a duly authorized committee thereof, has the authority to administer the Millendo Plan. Subject to the terms of the Millendo Plan, Millendo's board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

        Stock Options.    Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the Millendo Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Millendo's common stock on the date of grant (85% in the case of nonstatutory stock options). Options granted under the Millendo Plan vest at the rate specified by the plan administrator. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include, without limitation, (1) cash, check or promissory note, (2) shares acquired directly from Millendo that have been held by the optionholder for at least six months and whose fair market value is equal to the aggregate exercise price of the shares to be purchased, (3) a cashless exercise program as established by Millendo and (4) any combination of the foregoing.

        Stock Purchase Rights.    Stock purchase rights represent the right to acquire Millendo Common Stock. The plan administrator determines the number of shares and the price to be paid. Millendo has the right to repurchase the shares upon the participant's termination of employment for the price paid by the participant.

        Transferability.    Unless the plan administrator provides otherwise, awards generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order.

        Changes to Capital Structure.    In the event that there is a specified type of change in Millendo's capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the Millendo Plan and (2) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

        Corporate Transactions.    In the event of certain specified significant corporate transactions, awards will vest in full if not assumed or substituted. Under the Millendo Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of Millendo's consolidated assets, (2) a sale or other disposition of at least 50% of Millendo's outstanding securities or (3) a merger or consolidation immediately after which Millendo's stockholders cease to own more than 50% of the combined voting power of the surviving entity, or a merger with or into another corporation.

        Amendment and Termination.    Millendo's board of directors has the authority to amend, suspend, or terminate the Millendo Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent and provided further that certain types of amendments will require the approval of Millendo's stockholders.

401(k) Plan

        Millendo maintains a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Millendo contributes a safe harbor minimum contribution equivalent to 3% of employees' compensation. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Health and Welfare Benefits

        All of Millendo's full-time employees and certain of Millendo's part-time employees are eligible to participate in Millendo's employee benefit plans, including Millendo's medical, dental, life and disability insurance plans, in each case on the same basis as all of Millendo's other employees.

 RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED ORGANIZATION

        Described below are any transactions occurring since January 1, 2015 and any currently proposed transactions to which either OvaScience or Millendo was a party and in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, holder of more than 5% of the outstanding capital stock of OvaScience or Millendo, or any member of such person's immediate family, had or will have a direct or indirect material interest.

OvaScience Transactions

        Except as set forth herein and in the section titled "The Merger—Interests of the OvaScience Directors and Executive Officers in the Merger," there were no transactions to which OvaScience was a party from January 1, 2015 through the date of this proxy statement/prospectus/information statement with OvaScience's directors and executive officers and beneficial owners of more than 5% of OvaScience's voting securities and their affiliates.

Harald Stock, Ph.D.

        Dr. Stock resigned from OvaScience in December 2016. In January 2016, OvaScience entered into a five-year employment agreement with Dr. Stock pursuant to which Dr. Stock received an annual base salary of $650,000 in 2016. In addition, the employment agreement provided that Dr. Stock was eligible to receive an annual target bonus of up to 60% of his annual base salary to be determined by the OvaScience Board of Directors or a committee thereof, provided that the annual bonus award could equal 90% of his then-current base salary if Dr. Stock's performance objective achievement was 120% or higher. Dr. Stock also received a sign-on bonus of $200,000. OvaScience also agreed to pay for or reimburse him for reasonable costs and expenses related to his relocation from Germany and provide him with a net housing allowance of $6,000 per month.

        In connection with Dr. Stock's resignation, OvaScience entered into a separation agreement with Dr. Stock in December 2016. Pursuant to the terms and conditions of the separation agreement, Dr. Stock was entitled to receive fourteen months of his gross bi-weekly salary, to be paid pursuant to OvaScience's normal payroll practices until February 28, 2018, and continuation of health benefits until February 28, 2018.

Arthur Tzianabos, Ph.D.

        Dr. Tzianabos resigned from OvaScience in March 2016. In July 2013, OvaScience entered into an employment agreement with Dr. Tzianabos, pursuant to which Dr. Tzianabos' 2015 base salary was $425,000. Dr. Tzianabos was eligible to receive an annual bonus of up to 50% of his base salary, as determined by the OvaScience Board of Directors in its sole discretion on the achievement of performance goals determined by OvaScience's Chief Executive Officer in consultation with the OvaScience Board of Directors. In connection with entering into his employment agreements, Dr. Tzianabos was granted options to purchase 312,000 shares of OvaScience Common Stock.

        In connection with his resignation, OvaScience and Dr. Tzianabos entered into a consulting agreement which provided for Dr. Tzianabos to act as an advisor to OvaScience through December 31, 2016. OvaScience and Dr. Tzianabos entered into a separation agreement in March 2016 pursuant to which he received (i) six months of his current annual base salary, paid out pursuant to OvaScience's normal payroll practices over the following six months; (ii) continued vesting of his unvested stock option and unvested restricted stock unit awards; and (iii) extension of the exercise period of all his stock option awards until the later of (a) March 31, 2017 or (b) three months after the termination of the consulting agreement. Pursuant to his consulting agreement, Dr. Tzianabos received a flat fee of $8,333 per month while he advised OvaScience.

Jeffrey E. Young

        Mr. Young resigned from OvaScience in September 2016. In July 2014, OvaScience entered into an employment agreement with Jeffrey Young pursuant to which he received a base salary of $315,000. Mr. Young was eligible to receive an annual bonus of up to 35% of his base salary, as determined by the OvaScience Board of Directors on the achievement of certain performance goals. In December 2015, Mr. Young's base salary was increased to $380,000, effective December 1, 2015 and his target bonus amount for 2015 was increased to 50%.

        In connection with his resignation, Mr. Young received a payment of $190,000, representing six months of his base salary as provided for in his offer letter from OvaScience, and a bonus of $150,000, reflecting his past contributions to OvaScience.

Paul Chapman

        Paul Chapman resigned from OvaScience in December 2016. Mr. Chapman joined OvaScience in February 2016. Pursuant to the terms of his offer letter, Mr. Chapman's 2016 base salary was $425,000 and he was eligible for an annual bonus of up to 50% of his base salary, as determined by the OvaScience Board of Directors on the achievement of performance goals. OvaScience also agreed to pay Mr. Chapman a retention bonus of up to $100,000, payable in equal quarterly installments at the end of each quarter of fiscal year 2016, provided that Mr. Chapman was employed by OvaScience on each payment date. As an inducement to accepting the appointment as OvaScience's new Chief Operating Officer, Mr. Chapman received an option to purchase 350,000 shares of OvaScience Common Stock. The stock option had a ten-year term, vesting over four years, with 25% of the shares vesting on February 25, 2017 and 6.25% of the shares vesting each quarter thereafter. The stock option terminated when he left OvaScience.

        In connection with his resignation, OvaScience entered into a separation agreement with Mr. Chapman in December 2016. Pursuant to the terms and conditions of the separation agreement, Mr. Chapman was entitled to receive eight months of his gross bi-weekly salary, to be paid pursuant to OvaScience's normal payroll practices until August 31, 2017, and continuation of health benefits until August 31, 2017.

David Harding

        Mr. Harding resigned from OvaScience in August 2015. In December 2014, OvaScience entered into an employment agreement with Mr. Harding, pursuant to which Mr. Harding's 2015 base salary was $350,000. Pursuant to the terms of his employment agreement, he was eligible for an annual bonus of up to 40% of his base salary, as determined by the OvaScience Board of Directors on the achievement of performance goals. In connection with entering into his employment agreement, Mr. Harding was granted options to purchase 343,000 shares of OvaScience Common Stock.

        In connection with his resignation, OvaScience entered into a separation agreement with Mr. Harding in August 2015. Pursuant to the terms and conditions of the separation agreement, Mr. Harding was entitled to receive nine months of his gross bi-weekly salary, to be paid pursuant to OvaScience's normal payroll practices until May 28, 2016, and continuation of health benefits until May 28, 2016. At the time of his separation, Mr. Harding received a cash bonus equal to his pro-rated accrued target bonus as of his date of termination, which equaled $80,000. Pursuant to the terms of the separation agreement, OvaScience stopped paying his salary and health benefits as of October 31, 2015, the date that he was employed by another company.

Theresa McNeely

        Theresa McNeely resigned from OvaScience in February 2016. In connection with Ms. McNeely's resignation, OvaScience entered into a separation agreement with Ms. McNeely in February 2016. Pursuant to the terms and conditions of the separation agreement, Ms. McNeely was entitled to receive nine months of her gross bi-weekly salary, to be paid pursuant to OvaScience's normal payroll practices until August 31, 2016, and continuation of health benefits until August 31, 2016. Additionally, she was permitted, for a period of twelve months following her resignation, to exercise previously granted options to purchase 81,812 shares of OvaScience Common Stock.

Director Compensation

        As described elsewhere in this proxy statement/prospectus/information statement, OvaScience's director compensation program is administered by the OvaScience Board of Directors with the assistance of OvaScience's compensation committee. OvaScience's compensation committee conducts an annual review of director compensation and makes recommendations to the OvaScience Board of Directors with respect thereto.

        Based on the recommendation of OvaScience's compensation committee, the OvaScience Board of Directors adopted the 2015 Policy, under which its non-employee directors were compensated for their service as follows in 2016:

  •
  an annual retainer for service on the OvaScience Board of Directors of $35,000;

  •
  for members of OvaScience's audit committee, an annual fee of $8,000 ($15,000 for the chair);

  •
  for members of OvaScience's nominating and corporate governance committee, an annual fee of $3,750 ($7,500 for the chair);

  •
  for members of OvaScience's compensation committee, an annual fee of $5,000 ($10,000 for the chair);

  •
  to each newly elected director, an initial grant of a stock option to purchase 8,650 shares of OvaScience Common Stock, at an exercise price equal to the fair market value of the OvaScience Common Stock on the date of grant, which option vested monthly over one year; and

  •
  for continuing service on the OvaScience Board of Directors, an annual grant of a stock option to purchase 12,000 shares of OvaScience Common Stock, at an exercise price equal to the fair market value of the OvaScience Common Stock on the date of grant, which option vested monthly over one year.

        Subject to the director's continued service as a director, the initial and annual stock option grants vest in approximately equal monthly installments through the first anniversary of the grant date. The initial stock option grants were made on the date of each director's initial appointment or election to the OvaScience Board of Directors.

        Under the 2015 policy, OvaScience's non-employee directors could elect to receive their annual fees for board and committee service from January 1 to December 31 of a given year in either cash or fully vested shares of OvaScience Common Stock. This election occurs on an annual basis.

2016 Director Compensation

        The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of OvaScience's non-employee directors during the year ended December 31, 2016 for their service on the OvaScience Board of Directors. Dr. Dipp, OvaScience's former Chief Executive Officer, did not receive any additional compensation for her service as a director during 2016.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)	Option Awards ($)(2)(3)	Total ($)
Richard Aldrich	—		42,500	62,363	104,863
Jeffrey D. Capello	50,000		—	62,363	112,363
Mary Fisher	20,000		20,000	62,363	102,363
Marc Kozin	30,000	(4)	38,750	62,363	131,113
Thomas Malley	—		53,000	62,363	115,363
John Sexton, Ph.D.	155,000	(5)	—	62,363	217,363
John Howe, III, M.D.	168,000	(5)	—	62,363	230,363

(1)
Reflects payment of annual fees for board and committee service from January 1 to December 31 of a given year in fully vested shares of OvaScience Common Stock. Each payment was made at the end of each quarter based on the closing price of the OvaScience's common stock on the last day of that quarter. As of December 31, 2016, OvaScience's non-employee directors did not hold any shares under outstanding stock awards.

(2)
The amounts in the "Option Awards" column reflect the aggregate grant date fair value of stock options granted during the year computed in accordance with the provisions of ASC 718. The assumptions that OvaScience used to calculate these amounts are discussed in Notes 2 and 8 to OvaScience's financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

(3)
As of December 31, 2016, OvaScience's non-employee directors held the following aggregate number of shares under outstanding option awards (representing both exercisable and unexercisable option awards, none of which have been exercised):

Name	Number of Shares Underlying Outstanding Stock Options
Richard Aldrich	34,948
Jeffrey D. Capello	48,046
Mary Fisher	43,598
Marc Kozin	42,400
Thomas Malley	48,046
John Sexton, Ph.D.	32,650
John Howe, III, M.D.	32,650
(4)
Represents fees for additional board services, as approved by the OvaScience Board of Directors, in guiding OvaScience in its long-term strategy, which included his service on the OvaScience's Global Strategy Committee.

(5)
Represents (i) annual fees earned for service on the OvaScience Board of Directors of $35,000 and $48,000 for Drs. Sexton and Howe, respectively and (ii) $120,000 for additional board services, as approved by the OvaScience Board of Directors, in providing long-term strategic global regulatory guidance, which included their service on OvaScience's Global Strategy Committee.

        Mr. Kozin and Drs. Sexton and Howe received compensation as members of OvaScience's Global Strategy Committee, which was formed to support the OvaScience Board of Directors in providing board-level global strategic guidance to the Executive Chair, Chief Executive Officer and executive management team. For their service on OvaScience's Global Strategy Committee, Mr. Kozin received monthly retainer payments of $2,500 and Drs. Sexton and Howe received monthly retainer payments of $10,000.

2015 Director Compensation

        The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of OvaScience's non-employee directors during the year ended December 31, 2015 for their service on OvaScience's Board of Directors. Dr. Dipp, OvaScience's former Chief Executive Officer, did not receive any additional compensation for her service as a director during 2015.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)		Option Awards ($)(2)(3)	Total ($)
Richard Aldrich	—		42,500	(4)	263,430	305,930
Jeffrey D. Capello	50,000		—		263,430	313,430
Mary Fisher	20,000		20,000		263,430	303,430
Marc Kozin	2,500	(5)	38,750		263,430	304,680
Thomas Malley	—		53,000		263,430	316,430
Harald Stock, Ph.D.	—		48,000		263,430	311,430
John Sexton, Ph.D.	68,750	(6)	—		453,319	522,069
John Howe, III, M.D.	68,750	(6)	—		453,319	522,069

(1)
Reflects payment of annual fees for board and committee service from January 1 to December 31 of a given year in fully vested shares of OvaScience Common Stock. Each payment was made at the end of each quarter based on the closing price of the OvaScience Common Stock on the last of each quarter. As of December 31, 2015, except as set forth in footnote (4) below, OvaScience's non-employee directors did not hold any shares under outstanding stock awards.

(2)
The amounts in the "Option Awards" column reflect the aggregate grant date fair value of stock options granted during the year computed in accordance with the provisions of ASC 718. The assumptions that OvaScience used to calculate these amounts are discussed in Notes 2 and 8 to OvaScience's financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

(3)
As of December 31, 2015, OvaScience's non-employee directors held the following aggregate number of shares under outstanding option awards (representing both exercisable and unexercisable option awards, none of which have been exercised):

Name	Number of Shares Underlying Outstanding Stock Options
Richard Aldrich	22,948
Jeffrey D. Capello	36,046
Mary Fisher	31,598
Marc Kozin	30,400
Thomas Malley	36,046
Harald Stock, Ph.D.	31,598
John Sexton, Ph.D.	20,650
John Howe, III, M.D.	20,650
(4)
In March 2012, Mr. Aldrich received 701,926 shares of restricted stock, all of which have vested, for his role in founding OvaScience; however, at the time OvaScience was founded, Mr. Aldrich's services to OvaScience were limited to that of a member of the OvaScience Board of Directors and he had not played an operational role with OvaScience. Accordingly, Mr. Aldrich's involvement with OvaScience has been as a member of the OvaScience Board of Directors and previously as a general partner of one of OvaScience's previous principal stockholders, Longwood Fund, LP.

(5)
Represents fees for additional board services, as approved by the OvaScience Board of Directors, in guiding OvaScience in its long-term strategy, which included his services as a member of OvaScience's Global Strategy Committee.

(6)
Represents (i) $17,500 for pro-rated annual fees as a member of the OvaScience Board of Directors and (ii) $51,250 for additional board services, as approved by the OvaScience Board of Directors, in providing long-term strategic global regulatory guidance, which included his services as a member of OvaScience's Global Strategy Committee.

        Mr. Kozin and Drs. Howe and Sexton received compensation as members of OvaScience's Global Strategy Committee. For their service on OvaScience's Global Strategy Committee, Mr. Kozin received monthly retainer payments of $2,500 and Drs. Howe and Sexton received monthly retainer payments of $10,000.

Indemnification

        The OvaScience certificate of incorporation provides that OvaScience must indemnify its directors and officers to the fullest extent permitted by Delaware law and must advance expenses, including attorneys' fees, to OvaScience's directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, OvaScience has entered into indemnification agreements with its directors.

Pre-Closing Financing

        Longwood Fund III, L.P., an investment fund, has agreed to purchase $662,933.33 of shares in the Pre-Closing Financing, and to have $241,066.67 of unsecured convertible Promissory notes issued to it by Millendo cancelled as part of that financing. Richard Aldrich, OvaScience's Lead Independent Director, is one of the managers of Longwood Fund III GP LLC, which is the general partner of Longwood Fund III, LP. Voting and investment power with respect to the shares held by Longwood Fund III GP, LLC are vested in Mr. Aldrich and Christoph Westphal, M.D., Ph.D., the managers of Longwood Fund III GP LLC.

Policies and Procedures for Related Party Transactions

        The OvaScience Board of Directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which OvaScience is a participant, the amount involved exceeds $120,000, and one of OvaScience's executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom OvaScience refers to as a related person, has a direct or indirect material interest.

        If a related person proposes to enter into such a transaction, arrangement or relationship, a "related person transaction," the related person must report the proposed related person transaction to OvaScience's Chief Legal Officer or, in the event OvaScience does not have a Chief Legal Officer, to OvaScience's Principal Financial Officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee of the OvaScience Board of Directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chair of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

        A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of OvaScience's business;

  •
  whether the terms of the transaction are no less favorable to OvaScience than terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to OvaScience of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

        The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is not inconsistent with OvaScience's best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

        In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, the OvaScience Board has determined that the following transactions do not create a direct or indirect material interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

  •
  interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual consolidated gross revenues of the other entity that is a party to the transaction; and

  •
  a transaction that is specifically contemplated by provisions of our charter or by-laws.

        The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

Millendo Transactions

        Except as set forth herein, there were no transactions to which Millendo was a party from January 1, 2015 through the date of this proxy statement/prospectus/information statement with Millendo's directors and officers and beneficial owners of more than 5% of Millendo's voting securities and their affiliates.

Series A preferred stock financing

        From July 2013 to May 2015, Millendo issued and sold to investors an aggregate of 15,269,452 shares of its Series A preferred stock at a purchase price of $1.00 per share, for aggregate consideration of approximately $15.3 million. The aggregate number of shares of Series A preferred stock issued and aggregate consideration received by Millendo reflect the discounted conversion of approximately $0.5 million of principal and accrued interest outstanding under certain convertible promissory notes originally issued in April 2012.

        The participants in the Series A preferred stock financing described above included the following holders of more than 5% of Millendo's capital stock and funds affiliated with certain of Millendo's directors.

Related Party	Shares of Series A preferred stock	Cash consideration	Non-cash consideration		Aggregate purchase price
Frazier Healthcare, VI, L.P.(1)	9,819,212	$9,500,000	$255,370	(2)	$9,755,370
Osage University Partners I, L.P.	2,500,000	2,500,000	—		2,500,000

(1)
Dr. Topper, a member of Millendo's board of directors, is a member of FHM VI, LLC, the general partner of Frazier Healthcare, VI, L.P.

(2)
Represents principal and accrued interest outstanding under the convertible promissory notes as of July 24, 2012.

2015 Convertible Promissory Note Financing

        In June 2015, Millendo sold to investors an aggregate of $4.0 million of convertible promissory notes, which Millendo refers to as the 2015 Notes. The 2015 Notes accrued interest at a rate of 10% per annum and were due and payable on December 31, 2015. Upon the initial closing of Millendo's Series B preferred stock financing described below, the outstanding principal balance and any unpaid accrued interest converted into shares of Millendo's Series B preferred stock at a conversion price equal to 70% of the price at which shares of Series B preferred stock were otherwise sold in such financing.

        The participants in the convertible note financing described above included the following holders of more than 5% of Millendo's capital stock and funds affiliated with certain of Millendo's directors.

Related Party	Amount of 2015 notes purchased
Frazier Healthcare, VI, L.P.(1)	$1,641,388
Osage University Partners I, L.P.	417,902

(1)
Dr. Topper, a member of Millendo's board of directors, is a member of FHM VI, LLC, the general partner of Frazier Healthcare, VI, L.P.

License agreement with AstraZeneca

        In August 2015, Millendo entered into a license agreement with AstraZeneca AB, or AstraZeneca, a holder of more than 5% of Millendo's capital stock, for a worldwide, exclusive license to certain patent rights and know-how to make, use, sell, offer for sale and import MLE4901, Millendo's previous product candidate that it ceased developing in 2017. In connection with obtaining the license, Millendo made an initial payment of $1.0 million to AstraZeneca in August 2015 and an additional $1.0 million payment to AstraZeneca in December 2015 upon the sale of Millendo's Series B convertible preferred stock. In addition, Millendo issued 5,341,310 shares of Series B preferred stock to AstraZeneca with an estimated fair value of $8.0 million. Millendo terminated the license agreement with AstraZeneca in July 2017 and has no further obligations thereunder.

Series B preferred stock financing

        In December 2015, Millendo issued and sold to investors an aggregate of 33,041,973 shares of its Series B preferred stock at a purchase price of $1.49776 per share, for aggregate consideration of approximately $47.7 million. The aggregate number of shares of Series B preferred stock issued and aggregate consideration received by Millendo reflect (i) the issuance of $8.0 million of Series B preferred stock to AstraZeneca pursuant to the terms of Millendo's license agreement, (ii) the issuance of $0.5 million of Series B preferred stock to a financial advisor and (iii) the discounted conversion of approximately $4.2 million of principal and accrued interest outstanding under certain convertible promissory notes originally issued in June 2015.

        The participants in the initial closing of the Series B preferred stock financing described above included the following holders of more than 5% of Millendo's capital stock and funds affiliated with certain of Millendo's directors.

Related Party	Shares of Series B preferred stock	Cash consideration	Non-cash consideration		Aggregate purchase price
Entities affiliated with New Enterprise Associates(1)	10,074,499	$15,089,182	$—		$15,089,182
AstraZeneca AB	5,341,310	—	8,000,000	(4)	8,000,000
Roche Finance Ltd	3,626,105	5,431,035	—		5,431,035
Entities affiliated with Adams Street(2)	3,223,204	4,827,586	—		4,827,586
Frazier Healthcare, VI, L.P.(3)	2,845,038	1,810,346	1,715,588	(5)	3,525,934
Osage University Partners I, L.P.	1,826,767	2,112,069	436,794	(5)	2,548,863

(1)
Consists of 10,069,492 shares of Series B preferred stock purchased by New Enterprise Associates 15, L.P. and 5,007 shares of Series B preferred stock purchased by NEA Ventures 2015, L.P.

(2)
Consists of (i) 549,212 shares held by Adams Street 2012 Direct Fund LP, (ii) 415,450 shares held by Adams Street 2013 Direct Fund LP, (iii) 565,084 shares held by Adams Street 2014 Direct Fund LP, (iv) 433,766 shares held by Adams Street 2015 Direct Venture/Growth Fund LP and (v) 1,259,692 shares held by Adams Street Venture/Growth Fund VI LP.

(3)
Dr. Topper, a member of Millendo's board of directors, is a member of FHM VI, LLC, the general partner of Frazier Healthcare, VI, L.P.

(4)
Represents amounts due to AstraZeneca pursuant to Millendo's license agreement.

(5)
Represents principal and accrued interest outstanding under the 2015 Notes as of December 1, 2015.

        Pursuant to the Series B preferred stock purchase agreement, in December 2016, Millendo issued and sold to investors an additional 15,360,148 shares of Millendo's Series B preferred stock at a purchase price of $1.49776 per share, for aggregate consideration of approximately $23.0 million.

        The participants in the subsequent closing of the Series B preferred stock financing described above included the following holders of more than 5% of Millendo's capital stock and funds affiliated with certain of Millendo's directors.

Related Party	Shares of Series B preferred stock	Aggregate purchase price
Entities affiliated with New Enterprise Associates(1)	6,617,094	$9,910,819
Roche Finance Ltd	2,382,869	3,568,966
Entities affiliated with Adams Street(2)	2,118,106	3,172,414
Frazier Healthcare, VI, L.P.(3)	794,290	1,189,656
Osage University Partners I, L.P.	926,671	1,387,931

(1)
Reflects shares of Series B preferred stock purchased by New Enterprise Associates 15, L.P.

(2)
Consists of (i) 360,911 shares purchased by Adams Street 2012 Direct Fund LP, (ii) 273,010 shares purchased by Adams Street 2013 Direct Fund LP, (iii) 371,341 shares purchased by Adams Street 2014 Direct Fund LP, (iv) 285,046 shares purchased by Adams Street 2015 Direct Venture/Growth Fund LP and (v) 827,798 shares purchased by Adams Street Venture/Growth Fund VI LP.

(3)
Dr. Topper, a member of Millendo's board of directors, is a member of FHM VI, LLC, the general partner of Frazier Healthcare, VI, L.P.

Share sale and contribution agreement

        In December 2017, Millendo entered into agreements to acquire 100% of the outstanding ownership interests of Alizé Pharma SAS, or Alizé. At an initial closing on December 19, 2017, Millendo acquired 83.6% of Alizé's issued and outstanding share capital pursuant to a Share Sale and Contribution Agreement, or the Contribution Agreement. Pursuant to the Contribution Agreement, Millendo (i) issued to the former shareholders of Alizé an aggregate of 6,540,763 shares of Series A-1 preferred stock, 20,636,179 shares of Series B-1 preferred stock and 6,237,138 shares of common-1 stock and (ii) paid a former shareholder of Alizé approximately $0.3 million in cash and paid approximately $0.7 million of transaction expenses on behalf of the acquired company. The recipients of consideration under the Contribution Agreement included the following holders of more than 5% of Millendo's capital stock.

Related Party	Shares of Series A-1 preferred stock	Shares of Series B-1 preferred stock	Shares of common-1 stock
Fonds InnoBio FPCI	2,112,874	6,666,139	2,014,794
SHAM Innovation Sante SAS	1,785,240	5,632,449	1,702,368

Advance agreement with Bpifrance Financing

        In December 2017, in connection with Millendo's acquisition of Alizé, Millendo assumed €0.7 million of debt that Alizé had outstanding with Bpifrance Financing. Bpifrance Financing is affiliated with Fonds InnoBio FPCI, a holder of 5% or more of Millendo's capital stock. No interest is charged or accrued with respect to the debt. Millendo is required to make quarterly principal payments of between €17,500 to €50,000 per quarter through maturity. In addition to the quarterly payments, Millendo could be obligated to pay, if applicable, no later than March 31st of each year starting from January 1, 2016, a reimbursement annuity equal to 20% of the proceeds generated by Millendo from license, assignment or revenuegenerating use of the livoletide program. Millendo is permitted to repay the debt at anytime. At December 31, 2017, the balance outstanding was $0.8 million (€0.6 million).

Consulting agreement with Dr. Abribat

        In December 2017, in connection with Millendo's acquisition of Alizé, it entered into a consulting agreement with TAB Consulting SARL, or TAB Consulting, an entity affiliated with Dr. Abribat, a member of Millendo's board of directors. As consideration for the performance of the services under the consulting agreement, Alizé, now known as Millendo Therapeutics SAS, is obligated to pay TAB Consulting a fixed monthly retainer fee equal to €19,742. The consulting agreement will expire on December 19, 2018, provided that the term may be renewed upon mutual agreement of the parties for an additional one-year term. In addition, Dr. Abribat is a guarantor under Millendo's lease agreement for its facility in Lyon, France.

Investors' rights, voting and co-sale agreements

        In connection with Millendo's preferred stock financings, it entered into investors' rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Millendo's preferred stock and certain holders of Millendo's common stock. These stockholder agreements will terminate upon the closing of this Merger, except for the registration rights granted under Millendo's investors' rights agreement.

Employment arrangements

        Millendo has entered into employment agreements or offer letter agreements with certain of its executive officers. For more information regarding these agreements with Millendo's named executive officers, see "Millendo Executive Compensation—Employment arrangements."

Stock option grants to directors and executive officers

        Millendo has granted stock options to certain of its directors and executive officers. For more information regarding the stock options and stock awards granted to Millendo's directors and named executive officers, see "Management Following the Merger—Millendo Executive Compensation" and "The Merger—Interests of the Millendo Directors and Executive Officers in the Merger."

Separation pay agreements

        Millendo has entered into separation pay agreements with certain of its executive officers. For more information regarding these arrangements with Millendo's named executive officers, see "Millendo Executive Compensation—Potential payments upon termination or change of control."

Alizé Agreements

        Prior to December 31, 2018, Millendo expects to acquire the remaining 16.4% of Alizé's issued and outstanding share capital from Otonnale SAS, or Otonnale, upon exercise of a put-call option. In connection with exercise of the put-call option, Millendo will (i) issue to Otonnale 1,164,153 shares of Series A-1 preferred stock, 3,672,913 shares of Series B-1 preferred stock and 1,110,112 shares of common-1 stock, or an equal aggregate number of shares of common stock in the combined organization if the exercise of the put-call option is exercised following the completion of this Merger, with an aggregate fair value of $9.0 million and (ii) pay Otonnale $0.8 million in cash. Otonnale will be a holder of 5% or more of Millendo's capital stock, or the combined organization's capital stock, following such transaction. Additionally, Millendo expects to issue 20,789 shares of Series A-1 preferred stock, 65,592 shares of Series B-1 preferred stock and 19,825 shares of common-1 stock to Eumedix FR

S.À R.L., or Eumedix, or 106,206 shares of common stock in the combined organization if the exercise of the put-call option is exercised following the completion of the Merger, with an aggregate fair value of $0.2 million as consideration for advisory services that Eumedix performed for Otonnale in connection with the transaction.

Convertible Promissory Notes

        Additionally, in August 2018, Millendo issued convertible promissory notes (as amended) to several of its existing investors, including the following holders of more than 5% of Millendo's capital stock and funds affiliated with certain of Millendo's directors: entities affiliated with New Enterprise Associates, Roche Finance Ltd, entities affiliated with Adams Street, Frazier Healthcare, VI, L.P. and Osage University Partners I, L.P. Millendo received cash proceeds of $8.0 million. The notes will accrue simple interest of 6.0% per annum and, if not converted, will mature in August 2020. All principal and interest is due at maturity. Upon Closing of the Merger, all outstanding principal and interest will automatically convert into shares of Millendo's Common Stock at a conversion price of $1.2096 per share. In the event the Merger is not completed and upon the completion of a qualified financing, the outstanding principal and interest will automatically convert into the shares issued in connection with the financing event at 80% of the subscription price.

Pre-Closing Financing

        Prior to the Closing, Millendo intends to complete a private placement financing (the "Pre-Closing Financing") of the Millendo Common Stock. The securities issued in the Pre-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act, as amended, and the resale of the OvaScience securities into which such securities will be exchanged and converted are not registered on this registration statement and will not be registered for resale. An investor syndicate that includes New Enterprise Associates, Frazier Healthcare Partners, Roche Venture Fund, Fonds Innobio managed by Bpifrance, Osage University Partners, Altitude Life Science Ventures, Adams Street Partners, and Longwood Fund has committed to invest $25.0 million plus €4.0 million or the USD equivalent of the amount to be sold in the Pre-Closing Financing, $8.0 million of which has already been funded via the issuance of convertible promissory notes.

Post-Closing Financing

        After the Closing, OvaScience intends to complete a private placement financing (the "Post- Closing Financing") with an investor (the "Post-Closing Financing Investor") involving the sale of approximately $20 million of OvaScience Common Stock. OvaScience has entered into a stock purchase agreement with the Post-Closing Financing Investor pursuant to which these shares will be issued following the closing of the Merger. Further, OvaScience has entered into a registration rights agreement with the Post-Closing Financing Investor providing for the registration of the resale by such investor of these shares. The stock purchase agreement may be terminated as follows: (i) at any time prior to the closing of the Post-Closing Financing and prior to termination of the Merger Agreement by mutual written consent of OvaScience, Millendo and the Post-Closing Financing Investor, (ii) at any time prior to the closing of the Post-Closing Financing and following termination of the Merger Agreement by either OvaScience, Millendo or the Post-Closing Financing Investor, (iii) by the Post-Closing Financing Investor if the closing of the Post-Closing Financing has not been consummated by February 8, 2019, (iv) by Millendo or OvaScience if the closing of the Post-Closing Financing has not been consummated by February 8, 2020 or (v) by Millendo, OvaScience, or the Post-Closing Financing Investor if the Post-Closing Financing would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. If the Merger does not close because either OvaScience or Millendo terminates the Merger Agreement in order to accept a superior offer, the Post-Closing Financing Investor will be entitled to receive a termination fee of $1 million from the party that owes a termination fee pursuant to the Merger Agreement. The securities issued in the Post-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and the resale of the OvaScience Common Stock issued in the Post-Closing Financing will be registered pursuant to a resale registration statement on Form S-3. These shares would be issued at a price per share equal to (i) $1.2096 divided by (ii) the Exchange Ratio. The Post-Closing Financing will not occur until the completion of the Merger and the effectiveness of such Form S-3, unless such conditions are waived by the Post-Closing Financing Investor. In the event that the Merger has closed, but the Form S-3 has not gone effective, the Post-Closing Financing Investor will have the right, subject to the terms of the stock purchase agreement, to make the investment at any time prior to at least February 8, 2020 if it does not terminate the agreement sooner.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        On August 8, 2018, OvaScience, Inc., a Delaware corporation, or OvaScience, Millendo Therapeutics, Inc., a Delaware corporation, or Private Millendo, and Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OvaScience ("Merger Sub"), entered into an agreement and plan of merger (as may be amended from time to time, the "Merger Agreement"). At the completion of the Merger Agreement, Merger Sub, will merge with and into Millendo, with Millendo surviving as a wholly-owned subsidiary of OvaScience (the "Merger"). At the effective time of the Merger, or the Effective Time, OvaScience will change its name to Millendo Therapeutics, Inc. (Public Millendo).

        At the effective time of the Merger (the "Effective Time"), each share of Millendo's common stock, par value $0.001 per share ("Millendo Common Stock") outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters' rights as more fully described in the section of this proxy statement/prospectus/information statement titled "The Merger—Appraisal Rights and Dissenters' Rights", but including shares of Millendo Common Stock that are issued pursuant to the Pre-Closing Financing as more fully described below under "—What is the Pre-Closing Financing?") will be converted into the right to receive shares of OvaScience's common stock, par value $0.001 per share ("OvaScience Common Stock") (the "Exchange Ratio"), which Exchange Ratio was initially estimated at the time of the execution of the Merger Agreement to be 0.1173 shares of OvaScience Common Stock for each share of Millendo Common Stock and is subject to change to account, among other things, for OvaScience's net cash immediately prior to the closing (the "Closing") of the Merger. Because OvaScience's net cash balance will not be determined until the Closing, and because, among other things, the number of shares of OvaScience Common Stock issuable to Millendo is determined based on OvaScience's net cash balance and the capitalization of Millendo and OvaScience at the closing of the Merger (the "Closing"), OvaScience Stockholders cannot be certain of the exact number of shares that will be issued to Millendo's stockholders when OvaScience's stockholders vote on the proposals at the special meeting of OvaScience Stockholders (the "Special Meeting"). The Exchange Ratio referenced above is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. It is currently estimated that the Exchange Ratio will be 0.1070, which estimate is subject to change as described herein.

        The following selected unaudited pro forma condensed combined financial data gives effect to (i) the Merger, (ii) the Reverse Stock Split of OvaScience Common Stock, (iii) the Pre-Closing Financing which includes the automatic conversion of Millendo's convertible promissory notes that were issued in August 2018 in exchange for $8.0 million cash proceeds, (iv) the Post-Closing Financing and (v) Millendo's acquisition of Alizé Pharma SAS ("Alizé") on December 19, 2017.

        The Merger is accounted for as a reverse recapitalization under U.S. GAAP because the primary assets of OvaScience are cash and short-term investments. Millendo was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) Millendo Stockholders and other persons holding securities convertible, exercisable or exchangeable directly or indirectly for Millendo Common Stock are expected to own at least 82% of the Fully Diluted Closing OvaScience Common Stock immediately following the effective time of the Merger (based on estimates made at the time of the execution of the Merger Agreement), (ii) Millendo will hold the majority (seven of eight) of board seats of the combined company and (iii) Millendo's management will hold all key positions in the management of the combined company. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan).

        The OvaScience and Millendo unaudited pro forma combined balance sheet data assume that the Merger took place on June 30, 2018, and combines the OvaScience and Millendo historical balance sheets at June 30, 2018. The OvaScience and Millendo unaudited pro forma condensed combined statements of operations data assume that the Merger took place as of January 1, 2017, and combines the historical results of OvaScience and Millendo for the six months ended June 30, 2018 and the year ended December 31, 2017. The historical financial statements of OvaScience and Millendo, which are provided elsewhere in this proxy statement/prospectus/information statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

        Additionally, the unaudited pro forma condensed combined statements of operations data reflect the acquisition by Millendo of 83.6% of the outstanding share capital of Alizé on December 19, 2017 by giving pro forma effect to the consummation of the acquisition as if it occurred on January 1, 2017.

        The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. A final determination of these estimated fair values will be based on the actual net tangible assets of OvaScience that exist as of the date of completion of the transaction. Differences between these preliminary estimates and the final fair value of assets and liabilities acquired may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined organization's future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma combined financial statements as a result of the amount of cash used by OvaScience's operations between the signing of the Merger Agreement and the Closing of the Merger; the timing of Closing of the Merger; and other changes in OvaScience's assets and liabilities that occur prior to the completion of the Merger.

        The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the acquisition. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had OvaScience and Millendo been a combined organization during the specified period. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the OvaScience and Millendo historical audited financial statements for the year ended December 31, 2017 and the unaudited condensed financial statements for the six months ended June 30, 2018 included elsewhere in this proxy statement/prospectus/information statement.

Unaudited Proforma Condensed Combined Balance Sheet

June 30, 2018

(in thousands)

	Millendo Therapeutics, Inc.	OvaScience, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$6,779	$24,601	$40,050	A	$71,430
Restricted cash	45	—	—		45
Short-term investments	—	29,027	—		29,027
Prepaid expenses and other current assets	1,309	547	—		1,856
Refundable tax credit	1,517	—	—		1,517

Total current assets	9,650	54,175	40,050		103,875

Property and equipment, net	50	403	—		453
Investment in joint venture	—	142	—		142
Deferred offering costs and other assets	657	24	—		681
Long-term restricted cash	—	789	—		789

Total assets	$10,357	$55,533	$40,050		$105,940

LIABILITIES, CONVERTIBLE PREFERRED STOCK, REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of debt	$181	$—	$—		$181
Accounts payable	974	757	(19)	B	1,712
Accrued expenses and other current liabilities	2,634	3,990	19	C	6,643

Total current liabilities	3,789	4,747	—		8,536

Debt, net of current portion	491	—	—		491
Preferred stock warrant liability	139	—	(139)	D	—
Other non-current liabilities	—	576	(531)	E	45

Total liabilities	4,419	5,323	(670)		9,072

Convertible preferred stock	132,922	—	(132,922)	F	—
Redeemable nonontrolling interest	10,270	—	—		10,270
Stockholders' equity (deficit):
Common stock	3	36	(20)	G	19
Common-1 stock	6	—	(6)	G	—
Additional paid-in capital	6,519	366,735	(135,666)	G,H	237,588
Accumulated other comprehensive income (loss)	48	(9)	9	G	48
Accumulated deficit	(146,001)	(316,552)	309,325	G,H	(153,228)

Total stockholders' equity (deficit) attributable to Millendo and OvaScience	(139,425)	50,210	173,642		84,427
Equity attributable to noncontrolling interests	2,171	—	—		2,171

Total stockholders' equity (deficit)	(137,254)	50,210	173,642		86,598

Total liabilities and stockholders' equity (deficit)	$10,357	$55,533	$40,050		$105,940

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Six Months Ended June 30, 2018

(in thousands, except per share amounts)

	Millendo Therapeutics, Inc.	OvaScience, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues	$—	$148	$—		$148
Costs and expenses:
Cost of revenues	—	166	—		166
Research and development	5,969	5,015	(53)	I	10,931
Acquired in-process research and development	—	—	—		—
General and administrative	3,405	6,869	(492)	I	9,782
Restructuring	—	3,584	—		3,584

Total costs and expenses	9,374	15,634	(545)		24,463
Loss from operations	(9,374)	(15,486)	545		(24,315)
Non-operating income (expense):
Interest income (expense), net	15	415	—		430
Change in fair value of preferred stock warrant liability	—	—	—	D	—
Loss from equity method investment	—	(4)	—		(4)
Other income (expense)	(69)	2	—		(67)

Loss before income taxes	(9,428)	(15,073)	545		(23,956)
Income tax expense	—	—	—		—

Net loss	(9,428)	(15,073)	545		(23,956)
Net loss attributable to noncontrolling interest	321	—	—		321

Net loss attributable to common stockholders	$(9,107)	$(15,073)	$545		$(23,635)

Net loss per share, basic and diluted	$(0.95)	$(0.42)			$(1.26)

Weighted average common shares outstanding, basic and diluted	9,548	35,743		N	18,714

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Year Ended December 31, 2017

(in thousands, except per share amounts)

	Millendo Therapeutics, Inc.	Alizé Historical For the Period January 1, 2017 through December 19, 2017	Pro Forma Adjustments	Notes	Pro Forma Millendo Therapeutics, Inc.	OvaScience, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues	$—	$—	$—		$—	$295	$—		$295
Costs and expenses:
Cost of revenues	—	—	—		—	790	—		790
Research and development	14,526	3,342	(2)	J	17,866	18,337	—		36,203
Acquired in-process research and development	63,844	—	—		63,844	—	—		63,844
General and administrative	5,956	1,357	(730)	K	6,583	27,744	—		34,327
Restructuring	—	—	—		—	4,030	—		4,030

Total costs and expenses	84,326	4,699	(732)		88,293	50,901	—		139,194
Loss from operations	(84,326)	(4,699)	732		(88,293)	(50,606)	—		(138,899)
Non-operating income (expense):
Interest income (expense), net	(288)	(4,025)	4,047	L	(266)	752	—		486
Change in fair value of preferred stock warrant liability	28	—	—		28	—	(28)	D	—
Loss from equity method investment	—	—	—		—	(1,018)	—		(1,018)
Other income (expense)	—	—	—		—	(36)	—		(36)

Loss before income taxes	(84,586)	(8,724)	4,779		(88,531)	(50,908)	(28)		(139,467)
Income tax expense	—	—	—		—	67	—		67

Net loss	(84,586)	(8,724)	4,779		(88,531)	(50,975)	(28)		(139,534)
Net loss attributable to noncontrolling interest	8	1,431	—		1,439	—	—		1,439

Net loss attributable to common stockholders	$(84,578)	$(7,293)	$4,779		$(87,092)	$(50,975)	$(28)		$(138,095)

Net loss per share, basic and diluted	$(23.94)				$(9.12)	$(1.43)			$(7.38)

Weighted average common shares outstanding, basic and diluted	3,533			M	9,548	35,675		N	18,714

See accompanying notes to the unaudited pro forma condensed combined financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.     Description of Transactions

  Merger

        On August 8, 2018, OvaScience, Inc. ("OvaScience") and Millendo Therapeutics, Inc. ("Millendo" or "Company") entered into an Agreement and Plan of Merger and Reorganization, as may be amended from time to time (the "Merger Agreement") pursuant to which a wholly owned subsidiary of OvaScience will merge with and into Millendo, with Millendo surviving as a wholly owned subsidiary of OvaScience (the "Merger"). After completion of the Merger, OvaScience will be renamed "Millendo Therapeutics, Inc." As of October 31, 2018, the OvaScience Common Stock is listed on The Nasdaq Capital Market under the symbol "OVAS."

        At the Effective Time of the Merger, each share of Millendo's Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive shares of OvaScience's Common Stock at the estimated Exchange. Based on estimates made as of the date of the execution of the Merger Agreement, the Exchange Ratio was initially estimated to be 0.1173 shares of OvaScience Common Stock for each share of Millendo Common Stock and is subject to change to account, among other things, for OvaScience's net cash immediately prior to the Closing. Among other things, the Exchange Ratio will be adjusted to the extent that OvaScience's net cash at Closing is less than $40.0 million or greater than $42.0 million. OvaScience currently estimates, assuming for this purpose a closing date of November 30, 2018 that (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares. Because OvaScience's net cash balance will not be determined until the Closing, OvaScience Stockholders cannot be certain of the exact number of shares that will be issued to Millendo's stockholders when OvaScience's stockholders vote on the proposals at the Special Meeting. The Exchange Ratios referenced above are estimates only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

        As of the date of the execution of the Merger Agreement, it was determined that immediately following the consummation of the Merger, based solely on the sample Exchange Ratio of 0.1173 set forth above existing Millendo Stockholders, Millendo Optionholders and persons holding securities and other rights directly and indirectly convertible, exercisable or exchangeable for Millendo Common Stock would own, or hold rights to acquire, approximately 82% of the Fully Diluted Closing OvaScience Common Stock and existing OvaScience Securityholders would own approximately 18% of the Fully Diluted Closing OvaScience Common Stock, subject to adjustment as provided herein.

        In addition, as of the effective time of the merger, each OvaScience stock option that is outstanding and unexercised immediately prior to the effective time of the mergers, whether or not then vested or exercisable, will vest in full and survive the Closing and remain outstanding in accordance with its terms.

        As of the effective time of the merger, each option to purchase shares of Millendo Common Stock (a "Millendo Option") that is outstanding and unexercised immediately prior to the Effective Time granted under the Millendo Plan, or otherwise, whether or not vested, will be, along with the Millendo Plan, assumed by OvaScience and will become an option to purchase solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Option assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Option assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Option shall otherwise remain unchanged.

        Furthermore, each Millendo Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become a warrant to purchase (and OvaScience shall assume each such Millendo Warrant in accordance with its terms) solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Warrant assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Warrant, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Warrant assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Warrant shall otherwise remain unchanged.

  Pre-Closing Financing

        As a condition of the Merger Agreement, certain existing stockholders of Millendo have entered into agreements with Millendo pursuant to which such stockholders have agreed, subject to the terms and conditions of such agreements, to purchase securities prior to Closing for an aggregate purchase price of $25.0 million plus €4.0 million or the USD equivalent. The consummation of the transactions contemplated by such agreements is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement. In August 2018, Millendo issued convertible promissory notes (as amended) in exchange for $8.0 million cash proceeds that will automatically convert to common shares of OvaScience upon Closing of the Merger.

  Post-Closing Financing

        After the Closing, OvaScience intends to complete a private placement financing (the "Post- Closing Financing") with an investor (the "Post-Closing Financing Investor") involving the sale of approximately $20 million of OvaScience Common Stock. OvaScience has entered into a stock purchase agreement with the Post-Closing Financing Investor pursuant to which these shares will be issued following the closing of the Merger. Further, OvaScience has entered into a registration rights agreement with the Post-Closing Financing Investor providing for the registration of the resale by such investor of these shares. The stock purchase agreement may be terminated as follows: (i) at any time prior to the closing of the Post-Closing Financing and prior to termination of the Merger Agreement by mutual written consent of OvaScience, Millendo and the Post-Closing Financing Investor, (ii) at any time prior to the closing of the Post-Closing Financing and following termination of the Merger Agreement by either OvaScience, Millendo or the Post-Closing Financing Investor, (iii) by the Post-Closing Financing Investor if the closing of the Post-Closing Financing has not been consummated by February 8, 2019, (iv) by Millendo or OvaScience if the closing of the Post-Closing Financing has not been consummated by February 8, 2020 or (v) by Millendo, OvaScience, or the Post-Closing Financing Investor if the Post-Closing Financing would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. If the Merger does not close because either OvaScience or Millendo terminates the Merger Agreement in order to accept a superior offer, the Post-Closing Financing Investor will be entitled to receive a termination fee of $1 million from the party that owes a termination fee pursuant to the Merger Agreement. The securities issued in the Post-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and the resale of the OvaScience Common Stock issued in the Post-Closing Financing will be registered pursuant to a resale registration statement on Form S-3. These shares would be issued at a price per share equal to (i) $1.2096 divided by (ii) the Exchange Ratio. The Post-Closing Financing will not occur until the completion of the Merger and the effectiveness of such Form S-3, unless such conditions are waived by the Post-Closing Financing Investor. In the event that the Merger has closed, but the Form S-3 has not gone effective, the Post- Closing Financing Investor will have the right, subject to the terms of the stock purchase agreement, to make the investment at any time prior to at least February 8, 2020 if it does not terminate the agreement sooner.

  Acquisition of Alizé

        On December 19, 2017, the Company acquired 83.6% of the issued and outstanding share capital of Alizé pursuant to a Share Sale and Contribution Agreement. The consideration included an upfront payment of $1.0 million (including approximately $0.3 million to a former shareholder of Alizé and approximately $0.7 million of transaction expenses on behalf of the acquired company), the issuance of 6,540,763 shares of the Company's Series A-1 preferred stock, 20,636,179 shares of the Company's Series B-1 preferred stock and 6,237,138 shares of the Company's common-1 stock with an aggregate fair market value of $50.8 million.

        The remaining 16.4% of Alizé is held by Otonnale SAS ("Otonnale") and is subject to a put-call agreement. Pursuant to the put-call agreement, the Company may be required to purchase Otonnale's remaining interests in Alizé in exchange for a cash payment of $0.8 million and the issuance of preferred and common stock. Prior to December 31, 2018, Millendo expects to acquire the remaining 16.4% of Alizé's issued and outstanding share capital from Otonnale SAS, or Otonnale, upon exercise of a put-call option in exchange for a cash payment of $0.8 million and the issuance of 1,164,153 shares of the Company's Series A-1 preferred stock, 3,672,913 shares of the Company's Series B-1 preferred stock and 1,110,112 shares of the Company's common-1 stock.

2.     Basis of Presentation

        The unaudited pro forma condensed consolidated financial statements were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2018 is presented as if the merger had been completed on June 30, 2018. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2018 and the year ended December 31, 2017 assumes that the merger occurred on January 1, 2017, and combines the historical results of Millendo and OvaScience.

        Additionally, the unaudited pro forma condensed combined statements of operations data reflect the acquisition by Millendo of 83.6% of the outstanding share capital of Alizé on December 19, 2017 by giving pro forma effect to the consummation of the acquisition as if it occurred on January 1, 2017. The acquisition of Alizé is fully reflected within the historical balance sheet of Millendo as of June 30, 2018. The planned acquisition of the remaining 16.4% of Alizé's issued and outstanding share capital from Otonnale upon exercise of the put-call option is not reflected in the pro forma financial statements because it is not directly attributable to the Merger.

        For accounting purposes, Millendo is considered to be the acquiring company and the merger will be accounted for as a reverse recapitalization of OvaScience by Millendo because on the Merger date, the primary pre-combination assets of OvaScience will be cash and short term investments. The purchase consideration of the net assets of OvaScience will be determined based on a net cash calculation prior to Closing. The purchase price consideration for OvaScience would have been approximately $45.5 million solely to the extent that OvaScience's net cash at Closing is between $40.0 million and $42.0 million. The purchase consideration will be adjusted dollar-for-dollar by the amount that the net cash amount is less than $40.0 million or greater than $42.0 million. OvaScience currently estimates that it will have approximately $37.6 million in net cash immediately prior to the Closing of the Merger, assuming for this purpose a closing date of November 30, 2018. The pro forma financial statements reflect management's estimates of the fair value of OvaScience's net assets that will be contributed to Millendo as part of the Merger. However, the actual purchase consideration will vary based on the net cash calculation prior to Closing and the Exchange Ratio as described above and that difference could be material. A 10% decrease in OvaScience's net cash would increase the Exchange Ratio by 9.8%. A 10% increase in OvaScience's net cash could decrease the Exchange Ratio by 8.1%. As such, the estimated purchase consideration reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual purchase consideration will be when the Merger is completed.

        Under reverse recapitalization accounting, the assets and liabilities of OvaScience will be recorded, as of the completion of the merger, at their fair value which is expected to approximate book value because of the short-term nature of the instruments. No goodwill or intangible assets are expected to be recognized and any excess consideration transferred over the fair value of the net assets of

OvaScience following determination of the actual purchase consideration for OvaScience will be reflected as a reduction to equity. Consequently, the consolidated financial statements of Millendo reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The historical financial statements of OvaScience and Millendo, which are provided elsewhere in this proxy statement/prospectus/information statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

        Pro forma adjustments related to the Pre-Closing Financing for aggregate cash proceeds of approximately $25.0 million plus €4.0 million or its USD equivalent reflect the issuance of convertible promissory notes in August 2018 and the additional issuance of common shares that is expected to be completed prior to Closing as a condition of the Merger Agreement. As discussed above, an investor has agreed to purchase securities after the Closing from OvaScience for an aggregate purchase price of $20 million.

        To the extent there are significant changes to the business following completion of the merger, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

3.     Pro Forma Adjustments

        The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical audited financial statements of Millendo and OvaScience for the year ended December 31, 2017 and the historical unaudited condensed consolidated financial information of Millendo and OvaScience as of and for the six months ended June 30, 2018.

A
Reflects (i) approximately $29.5 million in proceeds from the Pre-Closing Financing of which $8.0 million was received in August 2018 in the form of convertible promissory notes, (ii) payment of total estimated unpaid transaction costs, (iii) payment of severance costs upon consummation of the Merger, and (iv) $20.0 million in proceeds from the Post-Closing Financing.

(amounts in thousands)	Millendo Therapeutics, Inc.	OvaScience, Inc.	Total
Proceeds from convertible promissory notes, net of issuance costs	$7,520	$—	$7,520
Proceeds from Pre-Closing Financing, net of issuance costs	20,030	—	20,030
Payment of transaction costs	(1,694)	(2,952)	(4,646)
Payment of severance costs	—	(1,654)	(1,654)
Proceeds from Post-Closing Financing, net of issuance costs	—	18,800	18,800

Pro forma adjustment	$25,856	$14,194	$40,050

B
Reflects payment of total estimated unpaid transaction costs in connection with the Merger

(amounts in thousands)	Millendo Therapeutics, Inc.	OvaScience, Inc.	Total
Pro forma adjustment	$—	$(19)	$(19)
C
Reflects (i) accrual of severance costs that will not be paid at closing, (ii) payment of accrued transaction costs upon consummation of the Merger, and (iii) elimination of OvaScience deferred rent

(amounts in thousands)	Millendo Therapeutics, Inc.	OvaScience, Inc.	Total
Severance	$—	$1,440	$1,440
Unpaid transaction costs	(76)	(998)	(1,074)
Deferred rent balance	—	(347)	(347)

Pro forma adjustment	$(76)	$95	$19

D
To reclassify $0.1 million of Millendo preferred stock warrant liability to additional paid-in capital as a result of the conversion of preferred stock to common shares and eliminate change in fair value of preferred stock warrant liability.

(amounts in thousands)	As of June 30, 2018	Six Months ended June 30, 2018	Year ended December 31, 2017
Preferred stock warrant liability	$(139)	$—	$—
Change in fair value of preferred stock warrant liability	—	—	(28)

Pro forma adjustment	$(139)	$—	$(28)

E
To eliminate noncurrent portion of OvaScience deferred rent balance of $0.5 million.

F
Reflects the conversion of Millendo convertible preferred stock into Millendo Common Stock immediately prior to the Merger.

G
To record the (i) elimination of OvaScience's historical equity carrying value, (ii) Conversion of Millendo convertible preferred stock and common-1 stock into common stock, (iii) sale of Millendo Common Stock, net of issuance costs, in connection with Pre-Closing Financing including the automatic conversion of the convertible promissory notes issued in August 2018, (iv) Exchange Ratio adjustment to Millendo's common stock outstanding, (v) reclassification of Millendo's preferred stock warrant liability, (vi) 10:1 reverse stock split and reverse recapitalization of OvaScience common shares, (vii) estimated fair value of options issued to OvaScience, (viii) payment of transaction and severance costs, and (ix) sale of OvaScience common stock, net of issuance costs, in connection with the Post-Closing Financing.

			Common-1 Stock
	Common Stock					Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Equity
(amounts in thousands)	Shares	Amount	Shares	Amount
Elimination of OvaScience's historical carrying value	—	$(36)	—	$—	$(366,735)	$9	$316,552	$(50,210)
Conversion of Millendo convertible preferred stock and common-1 stock into common stock	97,086	97	(6,237)	(6)	132,831	—	—	132,922
Sale of common stock, net of issuance costs, in connection with Pre-Closing Financing	24,488	24	—	—	28,006	—	(480)	27,550
Exchange ratio adjustment to Millendo Therapeutics, Inc.'s common stock outstanding	(111,522)	(111)	—	—	111	—	—	—
Reclassification of preferred stock warrant liability	—	—	—	—	139	—	—	139
10:1 reverse stock split and reverse recapitalization of OvaScience common shares	3,583	4	—	—	50,667	—	—	50,671
Estimated fair value of options issued to OvaScience	—	—	—	—	417	—	—	417
Payment of transaction and severance costs	—	—	—	—	—	—	(6,647)	(6,647)
Sale of OvaScience common stock, net of issuance costs in connection with the Post-Closing Financing	1,769	2	—	—	18,798	—	—	18,800

Pro forma adjustment	15,404	$(20)	(6,237)	$(6)	$(135,766)	$9	$309,425	$173,642

H
The combined company expects to record post combination compensation expense of $0.1 million related to its decision to accelerate the unvested share based awards of OvaScience in contemplation of the Merger. This amount is excluded from the unaudited pro forma condensed combined statements of operations because it is a charge directly attributable to the Merger that will not have a continuing impact on the combined company's operations; however, the amount is reflected as an increase to accumulated deficit in the unaudited pro forma balance sheet.

(amounts in thousands)	Additional Paid-In Capital	Accumulated Deficit
OvaScience option expense	$100	$(100)

Pro forma adjustment	$100	$(100)

I
Reflects adjustment for transaction costs recorded in historical period that will not have a continuing impact on the pro forma income statement

(amounts in thousands)	Six Months ended June 30, 2018	Year ended December 31, 2017
Research and development
Millendo Therapeutics, Inc.	$—	$—
OvaScience, Inc.	(53)	—

Pro forma adjustment	$(53)	$—

General and administrative
Millendo Therapeutics, Inc.	$(76)	$—
OvaScience, Inc.	(416)	—

Pro forma adjustment	$(492)	$—

J
Reflects adjustment to eliminate amortization expense in the historical financial statements of Alizé of $2,000 in research and development expense as a result of eliminating the associated intangible asset.

K
Reflects adjustments to eliminate (i) $0.7 million in acquisition-related costs included in the historical financial statements of Alizé which are directly attributable to the acquisition, but are not expected to have a continuing impact on the results of the combined entity and (ii) amortization expense in the historical financial statements of Alizé of $2,000 as a result of eliminating the associated intangible asset.

L
Reflects adjustments to eliminate interest expense for convertible bonds reflected in the historical financial statements of Alizé in the amount of $4.0 million, which convertible bonds automatically converted into equity securities of Alizé immediately prior to the consummation of the acquisition of Alizé.

M
The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net income for the year ended December 31, 2017. In addition, the number of shares used in calculating the pro forma combined basic and diluted net income per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the acquisition of Alizé. The following table sets forth the calculation of the pro forma weighted average number of common shares outstanding—basic and diluted

(amounts in thousands)	Year ended December 31, 2017
Millendo shares outstanding at the beginning of the period	3,303
Shares issued to Alizé shareholders upon consummation of acquisition	6,237
Exercise of Millendo stock options	8

Pro forma weighted average shares outstanding	9,548

N
The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net income for the six months ended June 30, 2018 and the year ended December 31, 2017. In addition, the number of shares used in calculating the pro forma combined basic and diluted net income per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the Closing. The following table sets forth the calculation of the pro forma weighted average number of common shares outstanding—basic and diluted

(amounts in thousands)	Six Months ended June 30, 2018	Year ended December 31, 2017
Effect of applying the current estimate of the Exchange Ratio of 0.1070 to Millendo equity shares at the beginning of the period	354	353
Conversion of Millendo convertible preferred stock	6,813	6,813
Shares issued to Alizé shareholders upon consummation of acquisition	3,575	3,575
Shares issued in connection with Pre-Closing Financing and conversion of promissory notes	2,620	2,620
Shares issued to OvaScience shareholders upon consummation of Merger	3,583	3,583
Shares issued in connection with Post-Closing Financing	1,769	1,769
Exercise of Millendo stock options	—	1

Pro forma weighted average shares outstanding	18,714	18,714

DESCRIPTION OF OVASCIENCE CAPITAL STOCK

Description of Common Stock

        OvaScience is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. As of September 1, 2018, OvaScience had 35,789,006 shares of common stock outstanding and approximately 70 stockholders of record.

        The following description of OvaScience's capital stock is not complete and may not contain all the information you should consider before investing in OvaScience's capital stock. This description is summarized from, and qualified in its entirety by reference to, OvaScience's restated certificate of incorporation and amended and restated bylaws, which have been publicly filed with the SEC. See "Where You Can Find More Information."

General

        Holders of OvaScience's common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by OvaScience's stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by OvaScience's board of directors, subject to any preferential dividend rights of any series of preferred stock that OvaScience may designate and issue in the future. All shares of common stock outstanding as of the date of this proxy statement/prospectus/information statement and, upon issuance and sale, all shares of common stock that OvaScience may offer pursuant to this proxy statement/prospectus/information statement, will be fully paid and nonassessable.

        In the event of OvaScience's liquidation or dissolution, the holders of common stock are entitled to receive proportionately OvaScience's net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. OvaScience's outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that OvaScience may designate and issue in the future.

Transfer Agent and Registrar

        The transfer agent and registrar for OvaScience's common stock is Computershare Trust Company, N.A., with offices at 250 Royall Street, Canton, Massachusetts 02021.

Stock Exchange Listing

        As of October 31, 2018, the OvaScience Common Stock is listed on The Nasdaq Capital Market under the symbol "OVAS."

Description of Preferred Stock

        OvaScience is authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this proxy statement/prospectus/information statement, no shares of OvaScience's preferred stock were outstanding or designated. The following summary of certain provisions of OvaScience's preferred stock does not purport to be complete. You should refer to OvaScience's restated certificate of incorporation and OvaScience's amended and restated bylaws, both of which have been publicly filed with the SEC. See "Where You Can Find More Information." The summary below is also qualified by provisions of applicable law.

General

        OvaScience's board of directors may, without further action by OvaScience's stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of OvaScience's common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of OvaScience before any payment is made to the holders of shares of OvaScience's common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of OvaScience's securities or the removal of incumbent management. Upon the affirmative vote of OvaScience's board of directors, without stockholder approval, OvaScience may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of OvaScience's common stock.

Transfer Agent and Registrar

        The transfer agent and registrar for OvaScience's preferred stock will be set forth in the applicable prospectus supplement.

Anti-Takeover Provisions

Delaware Law

        OvaScience is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of OvaScience's board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving OvaScience and the "interested stockholder" and the sale of more than 10% of OvaScience's assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of OvaScience's outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board

        OvaScience's restated certificate of incorporation and by-laws divide its board of directors into three classes with staggered three year terms. In addition, OvaScience's restated certificate of incorporation and by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of OvaScience's shares of capital stock present in person or by proxy and entitled to vote. Under OvaScience's restated certificate of incorporation and by-laws, any vacancy on OvaScience's board of directors, including a vacancy resulting from an enlargement of OvaScience's board of directors, may be filled only by vote of a majority of OvaScience's directors then in office. Furthermore, OvaScience's restated certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of OvaScience's board of directors, subject to the rights of any holders of preferred stock to elect directors. The classification of OvaScience's board of directors and the limitations on the ability of OvaScience's stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of OvaScience.

Authorized but Unissued Shares

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which OvaScience's shares are listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of OvaScience by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations; Stockholder Action

        OvaScience's restated certificate of incorporation provides that OvaScience will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of OvaScience, by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at OvaScience's request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, OvaScience's best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Super Majority Voting

        The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, require a greater percentage. OvaScience's by-laws may be amended or repealed by a majority vote of OvaScience's board of directors or the affirmative vote of the holders of at least 75% of the votes that all OvaScience's stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all OvaScience's stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with certain of the provisions of OvaScience's restated certificate of incorporation.

COMPARISON OF RIGHTS OF HOLDERS OF OVASCIENCE STOCK AND MILLENDO STOCK

        Both OvaScience and Millendo are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Millendo Stockholders will become OvaScience Stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of OvaScience and, assuming Proposal Nos. 2 and 3 are approved by OvaScience Stockholders at the Special Meeting, the restated certificate of incorporation of OvaScience, as amended by the amendments thereto attached to this proxy statement/prospectus/information statement as Annex D and Annex E, respectively.

        The table below summarizes the material differences between the current rights of Millendo Stockholders under Millendo's amended and restated certificate of incorporation and amended bylaws and the rights of OvaScience Stockholders, post-Merger, under OvaScience's restated certificate of incorporation and amended and restated bylaws, each as amended, as applicable, and as in effect immediately following the Merger.

        While OvaScience and Millendo believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the Merger and the rights of OvaScience Stockholders following the Merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of OvaScience Stockholders and Millendo Stockholders and are qualified in their entirety by reference to the DGCL and the various documents of OvaScience and Millendo that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a OvaScience Stockholder and a Millendo Stockholder before the Merger and being a OvaScience Stockholder after the Merger. OvaScience has filed copies of its current restated certificate of incorporation and amended and restated bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Millendo will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

Current Millendo Rights Versus OvaScience Rights Post-Merger

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Elections; Voting; Procedural Matters
Authorized Capital Stock

The amended and restated certificate of incorporation of Millendo authorizes the issuance of up to 201,400,079 shares of common stock, par value $0.001 per share, 8,924,000 shares of class common-1 stock, par value $0.001 per share, and 102,863,452 shares of preferred stock, par value $0.001 per share. 15,379,452 of the authorized shares of preferred stock are designated series A preferred stock, 48,600,000 of the authorized shares of preferred stock are designated series B preferred stock, 9,359,000 of the authorized shares of preferred stock are designated series A-1 preferred stock and 29,525,000 of the authorized shares of preferred stock are designated series B-1 preferred stock.

The restated certificate of incorporation of OvaScience authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Number of Directors

The amended and restated certificate of incorporation and the amended bylaws of Millendo currently provide that the Millendo Board of Directors consist of one or more members and that the number of directors that constitute the whole Millendo Board of Directors will be determined from time to time by resolution of the Millendo Board of Directors, subject to the rights of holders of common stock or preferred stock.

The restated certificate of incorporation of OvaScience currently provides that the number of directors that constitute the whole OvaScience Board of Directors is established by the OvaScience Board of Directors, subject to any rights of holders of any series of preferred stock.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Stockholder Nominations and Proposals

The amended bylaws of Millendo provide that nominations of any person for election to the Millendo Board of Directors at an annual meeting may be made (i) pursuant to Millendo's notice of meeting of stockholders, (ii) by or at the direction of the Millendo Board of Directors or (iii) by any stockholder of Millendo who (x) timely complies with the notice procedures set forth below, (y) is a stockholder of record at the time of giving notice and (z) is entitled to vote at such meeting.

The amended bylaws of Millendo provide that in order for a stockholder to properly bring business or nominations before an annual meeting (i) the stockholder must give timely notice in writing to the secretary of Millendo, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder has provided Millendo with a Solicition Notice (as defined below), such stockholder must have delivered a proxy statement and form of proxy to holders of at least the percentage of Millendo's voting shares required under applicable law to carry any such proposal, or in the case of a nomination, have delivered a proxy statement and form of proxy to holders of a percentage of Millendo's voting shares reasonably believed by the stockholder to be sufficient to elect the nominee, which, in either case, must include the Solicitation Notice, and (iv) if no Solicitation Notice has been timely provided, the stockholder must not have solicited a number of proxies sufficient to have required the delivery of a Solication Notice under Section 3.2(b) in the amended bylaws.

The amended and restated bylaws of OvaScience provide that nominations of any person for election to the OvaScience Board of Directors at an annual meeting or at a special meeting may be made (i) by or at the direction of the OvaScience Board of Directors or (ii) by any stockholder of the corporation who (x) timely complies with the notice procedures in Section 1.10(b) of the amended and restated bylaws of OvaScience, (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting.

The amended and restated bylaws of OvaScience provide that special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman of the Board or the Chief Executive Officer, and may not be called by any other person or persons. The amended and restated bylaws of OvaScience further provide that business transacted at any special meeting of stockholders will be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)

The amended bylaws of Millendo further provide that to be timely a stockholder's notice must be delivered to the secretary at the principal executive offices of Millendo not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)

Each stockholder's notice must set forth the information required by Section 3.2(b) of the amended bylaws with respect to each matter the stockholder proposes to bring before the annual meeting, including: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act and appropriate biographical information and a statement as to the qualification of the nominee; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of the stockholder; and (iii) as to the stockholder giving the notice, (x) the name and address of the stockholder, as they appear on Millendo's books, (y) the class and number of shares of Millendo which are owned beneficially and of record by such stockholder and (z) whether such stockholder intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of Millendo's voting shares required under applicable law to carry the proposal or, in the case of a nomination, a sufficient number of holders of Millendo's voting shares to elect such nominee (an affirmative statement of such intent, a Solicitation Notice).

Classified Board of Directors	The amended and restated certificate of incorporation and amended bylaws of Millendo do not provide for the division of the Millendo Board of Directors into staggered classes.

The restated certificate of incorporation of OvaScience provides that the directors comprising the OvaScience Board of Directors is divided into three staggered classes, with each class serving a three-year term.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Removal of Directors

Under the amended and restated certificate of incorporation or amended bylaws of Millendo, a director may be removed at any time with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote at an election of directors or without cause only by the affirmative vote of holders of shares of the class or series of stock entitled to elect such director or directors.

Under the restated certificate of incorporation of OvaScience, a director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 75% of the voting power of all then outstanding shares of voting stock of OvaScience with the power to vote at an annual election of directors.

Special Meeting of the Stockholders

The amended bylaws of Millendo provide that a special meeting of the stockholders may be called for any purpose by the chairman of the Millendo Board of Directors, the chief executive officer, the Millendo Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of the shares entitled to cast not less than 20% of the votes at the meeting, and shall be held at such place, on such date and at such time as the Millendo Board of Directors fix.

The restated certificate of incorporation of OvaScience and the amended and restated bylaws of OvaScience provide that a special meeting of the stockholders of OvaScience may be called, for any purpose or purposes, at any time by the OvaScience Board of Directors, the Chairman of the Board or the Chief Executive Officer, but such special meetings may not be called by stockholders or any other person or persons.

Cumulative Voting

The amended and restated certificate of incorporation and amended bylaws of Millendo do not have a provision granting cumulative voting rights in the election of its directors, unless so required by applicable law.

The restated certificate of incorporation and amended and restated bylaws of OvaScience do not have a provision granting cumulative voting rights in the election of its directors, unless so required by applicable law.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Vacancies

Millendo's amended and restated certificate of incorporation provides that any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of the amended and restated certificate of incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the board's action to fill such vacancy by (i) voting for their own designee to fill the vacancy at a meeting of Millendo's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted.

The restated certificate of incorporation and amended and restated bylaws of OvaScience provide that, subject to the rights of holders of any series of preferred stock, any vacancy or newly created directorships on the OvaScience Board of Directors will be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Voting Stock

Under the amended and restated certificate of incorporation, each holder of shares of common stock is entited to one vote for each share held by such stockholder and each holder of preferred stock and class common-1 stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock and class common-1 stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and has voting rights and powers equal to the voting rights and powers of the common stock; provided, however, that (i) holders of series A preferred stock, voting as a separate series, are entitled to elect one director, (ii) holders of Series B preferred stock, voting as a separate series, are entitled to elect two directors, (iii) holders of the series A-1 preferred and series A-2 preferred, collectively voting as a separate series, are entitled to elect one director and (iv) holders of common stock and class common-1 stock, collectively voting as a separate class, are entitled to elect one director.

Under the amended and restated bylaws of OvaScience, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. The amended and restated bylaws of OvaScience further state that in order for OvaScience to determine which stockholders are entitled to vote, the OvaScience Board of Directors may fix, in advance, a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other such action. If the OvaScience Board of Directors does not so fix a record date, the record date for determining stockholders entitled to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day next before the day on which the meeting is held.

Drag Along

Under the Second Amended and Restated Voting Agreement entered into among Millendo and certain Millendo Stockholders, dated December 19, 2017 (the "Voting Agreement"), as further described therein, in the event that (i) directors on the Millendo Board of Directors and (ii) holders of preferred Stock party to the Voting Agreement and listed on Exhibit B thereto and holding a majority of the outstanding preferred stock, voting together as a single class on an as-if converted basis, approve an acquisition or asset transfer, each as defined in the amended and restated certificate of incorporation, then each Millendo Stockholder party to the Voting Agreement is required to vote in favor of such transaction or sell their shares, as applicable.

OvaScience does not have any drag along terms in place.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Registration Rights

Under the Second Amended and Restated Investors' Rights Agreement entered into among Millendo and certain Millendo Stockholders, dated December 19, 2017 (the "Investors' Rights Agreement"), as further described therein, holders of Millendo preferred stock that are party to the Investors' Rights Agreement and listed on Exhibit A thereto, have certain registration rights, including the right to demand that Millendo file a registration statement, so called "demand" registration rights, or request that their shares be covered by a registration statement that Millendo is otherwise filing, so-called "piggyback" registration rights.

The restated certificate of incorporation and amended and restated bylaws of OvaScience do not contain any registration rights relating to the capital stock of OvaScience.

Shares issued to Intrexon under the OvaTure Collaboration are subject to "piggy-back" registration rights that entitle Intrexon, unless waived, to have the shares included in any new registration statement filed by December 2018 in connection with an underwritten public offering, subject to underwriter cutback.

Stockholder Action by Written Consent

The amended bylaws of Millendo specify that any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The restated certificate of incorporation and amended and restated bylaws of OvaScience specify that any action required or permitted to be taken by the OvaScience Stockholders must be effected at a duly called annual or special meeting of OvaScience Stockholders and may not be effected by any consent in writing by such stockholders.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Notice of Stockholder Meeting

Under the amended bylaws of Millendo, the notice of any meeting of stockholders will be sent, or otherwise deemed given (i) if mailed, when deposited in the U.S. mail, postage prepaid, directed to the stockholder at his or her address as it appears on Millendo's records, or (ii) if electronically transmitted as provided for in the amended bylaws, not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Such notice will specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting.

Under the amended and restated bylaws of OvaScience, the notice of any meeting of stockholders shall be given not less that 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission (in a manner consistent with the DGCL) by the stockholder to whom the notice is given.

Conversion Rights and Protective Provisions

Millendo's amended and restated certificate of incorporation, provides that holders of Millendo preferred stock have the right to convert such shares into shares of Millendo Common Stock at any time at a conversion rate in accordance with the terms of Millendo's amended and restated certificate of incorporation. In addition, upon the affirmative election of the holders of a majority of the outstanding shares of preferred stock or upon the closing of the sale of shares of common stock or common-1 stock in a firm-commitment underwritten public offering in which the per share price is at least $3.00 and which results in at least $50 million of proceeds, all outstanding shares of preferred stock will be converted into shares of common stock.

The restated certificate of incorporation of OvaScience does not provide that holders of OvaScience's capital stock have preemptive, conversion or other protective rights.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)

The amended and restated certificate of incorporation further provides that as long as any shares of preferred stock remain outstanding, Millendo may not, without first obtaining the affirmative vote or written consent of a majority of the holders of shares of the preferred stock: (i) amend or change any rights, preferences, privileges or powers of, or the restrictions that are provided for the benefit of, the preferred stock (ii) increase the authorized number of shares of common stock, common-1 stockor preferred stock; (iii) authorize, designate, or issue any capital stock unless it is junior to the the preferred stock or increase or decrease the number of authorized shares of the preferred stock, (iv) purchase, redeem, pay or declare dividends on any Millendo capital stock other than on shares of the preferred stock required pursuant to the amended and restated certificate of incorporation, (v) liquidate, dissolve or wind up Millendo, (vi) acquire capital stock of another entity resulting in the consolidation of that entity or acquire all or substantially all of the assets of another entity, (vii) incur debt in an aggregate amount in excess of $300,000, (viii) materially change the nature or operation of the business, (ix) create a new stock option plan or similar arrangement or increase the authorized number of shares of common stock issuable to employees, officers or directors of, or consultants or advisors to Millendo in excess of 500,000 shares, or (x) increase or decrease the authorized number of members of the Millendo Board of Directors.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)

In addition, the amended and restated certificate of incorporation provides that as long as at least 3,844,863 of the series A preferred stock, 12,100,530 of the series B preferred stock, 1,635,047 of the Series A-1 preferred and 5,158,591 of the series B-1 preferred remain outstanding, Millendo may not, without first obtaining the affirmative vote or written consent of a majority of the holders of shares of the series A preferred stock, series B preferred stock, series A-1 preferred stock or series B-1 preferred stock, as applicable: (a) amend, alter or repeal any provision of its charter documents in a manner that adversely affects the rights, preferences or privileges of the applicable series of stock or (b) increase the authorized number of shares of the applicable series of stock.

Right of First Refusal

The amended bylaws of Millendo provide that stockholders wishing to transfer any common stock of Millendo, or any right or interest therein, must first provide Millendo with the right to purchase such shares; provided, however, that certain transfers, including the following, are exempt from Millendo's right of first refusal: certain transfers during life or by will or intestacy to the stockholder's immediate family; a bona fide pledge or mortgage of any shares with a commercial lending institution; a transfer of any or all of a stockholder's shares to a person, who at the time of the transfer, is an officer or director of Millendo; a transfer of any or all of a corporate stockholder's shares pursuant to or in accordance with certain business combinations; a corporate stockholder's transfer of any or all of its shares to any or all of its stockholders; and a transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners.

OvaScience does not have a right of first refusal in place.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)

The Second Amended and Restated Right of First Refusal and Co-Sale Agreement entered into among Millendo and certain Millendo Stockholders, dated December 19, 2017 (the "Right of First Refusal Agreement"), provides that any holder of common stock that is a party to the Right of First Refusal Agreement and is listed on Exhibit B thereto (a "Millendo Key Holder") wishing to transfer any shares of Millendo Common Stock must first provide Millendo with the right to purchase such shares. In such an event, if Millendo does not elect to exercise its right of first refusal in full, any holder of preferred stock that is party to the Right of First Refusal Agreement and is listed on Exhibit A thereto (a "Millendo Investor") has a secondary right of first refusal to purchase all or any portion of the shares of Millendo Common Stock which are proposed for sale or transfer by the Millendo Key Holders.

Right of Co-Sale

As further described in the Right of First Refusal Agreement, each Millendo Investor has a right of co-sale with respect to any common stock proposed to be transferred or sold by any Millendo Key Holder which is not earlier purchased by Millendo by exercise of its right of first refusal (as further described above) or by any Millendo Investor by exercise of their secondary right of first refusal (as further described above).

OvaScience does not have a right of co-sale in place.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Forum Selection

Millendo's certificate of incorporation provides that unless Millendo consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of Millendo, (ii) any action asserting a claim of breach of fidicuciary duty owed by any director, officer or other employee of Millendo to Millendo or Millendo Stockholders, (iii) any action asserting a claim against Millendo, its directors, officers or employees arising pursuant to any provision of the DGCL or Millendo's certificate of incorporation or amended bylaws or (iv) any action asserting a claim against Millendo, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery, which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

OvaScience's amended and restated bylaws provide that, unless OvaScience consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of OvaScience to OvaScience or OvaScience's stockholders, (iii) any action asserting a claim against OvaScience or any director or officer or other employee of OvaScience arising pursuant to any provision of the DGCL, OvaScience's certificate of incorporation or OvaScience's amended and restated bylaws, or (iv) any action asserting a claim against OvaScience or any director or officer or other employee of OvaScience governed by the internal affairs doctrine.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability
Indemnification

The amended and restated certificate of incorporation of Millendo provides that Millendo will indemnify its directors, officers and agents of Millendo to the fullest extent permitted by the DGCL or any other applicable law.

The amended bylaws of Millendo provide that Millendo will not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless (i) such indemnification is expressly required to be made bylaw, (ii) the proceeding was authorized by the Millendo Board of Directors, (iii) such indemnification is provided by Millendo, in its sole discretion, pursuant to the powers vested in Millendo under the DGCL or any other applicable law or (iv) such indemnification is required pursuant to an enforcement action as further described in Section 11.1(d) of the amended bylaws.

Millendo's amended bylaws further provide that Millendo has the power to indemnify (including the advancement of expenses) its employees and other agents as set forth in the DGCL or any other applicable law.

The restated certificate of incorporation of OvaScience provides that a director of OvaScience will not be personally liable to OvaScience or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL, as amended. The restated certificate of incorporation of OvaScience further provides that OvaScience will, to the fullest extent permitted by law, indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is or was a director or officer of OvaScience.

The amended and restated bylaws of OvaScience provide that OvaScience will indemnify and hold harmless, to the fullest extent permitted by the DGCL, as amended, any director or officer of OvaScience who was or is made or is threatened to be made a party to any proceeding, except that OvaScience will be required to indemnify an officer or director in connection with a proceeding initiated by such person only if the proceeding was authorized in the specific case by the OvaScience Board of Directors. These rights are not exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, the bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Advancement of Expenses

Millendo's amended bylaws includes the right to advancement of expenses; provided, however, that if required by the DGCL, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee) will be made only upon delivery to Millendo of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to indemnification for such expenses. Notwithstanding the foregoing, no advance will be made by Millendo to an officer of the corporation in any proceeding if determination is reasonably and promptly made (i) by a majority vote of directors not party to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) by independent counsel in a written opinion, that the facts known to the decisions-making party at the time of the determination demonstrate clearly and convincingly that such person acted in bad faith or in a manner such person did not believe to be in or not opposed to the best interests of Millendo.

The restated certificate of incorporation of OvaScience provides that, to the fullest extent not prohibited by applicable law, OvaScience will pay the expenses incurred by any officer or director in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the person to repay all amounts in advance if it should be ultimately determined that the person is not entitled to be indemnified under the amended and restated bylaws of OvaScience or otherwise.

Dividends
Dividends Declaration and Payment of Dividends

The amended and restated certificate of incorporation of Millendo provides that holders of series B preferred stock and series B-1 preferred stock, in preference to holders of any other stock of Millendo, are entitled to receive, on a pari passu basis, if, when and as declared by the Millendo Board of Directors, non-cumulative cash dividends at the rate of 8% of the original issue price for such shares. After payment to the holders of series B preferred and series B-1 preferred, holders of series A preferred and series A-1 preferred, in preference to the holders of any other stock of Millendo, are entitled to receive, on a pari passu basis, when, as and if declared by the Millendo Board of Directors, but only out of funds that are legally available therefor, non-cumulative cash dividends at the rate of 8% of the original issue price.

The amended and restated bylaws of OvaScience provide that the OvaScience Board of Directors, subject to any restrictions contained in either (i) the DGCL or (ii) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of OvaScience's capital stock. Furthermore, the OvaScience Board of Directors may set apart out of any of OvaScience's funds available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. The purposes for such reserve will include but not be limited to equalizing dividends, repairing or maintaining any property of OvaScience and meeting contingencies.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)
Amendments to Certificate of Incorporation or Bylaws
General Provisions

The amended and restated certificate of incorporation of Millendo states that both the Millendo Board of Directors and the stockholders are expressly empowered to adopt, amend or repeal the amended bylaws. The amended and restated certificate of incorporation of Millendo further provides that for so long as any shares of preferred stock remain outstanding, the vote or written consent of the holders of at least a majority of the outstanding preferred stock, voting together as a separate class and not as separate series and on an as-if-converted to common stock basis, is necessary to effect any amendment, alteration, or repeal of any provision of the amended and restated certificate of incorporation or the amended bylaws of Millendo.

The restated certificate of incorporation states that notwithstanding any other provisions of the restated certificate of incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the voting stock required by law or by the restated certificate of incorporation, the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, is required to alter, amend or repeal Articles IX (relating to the management of OvaScience) and X (relating to action to be taken by stockholders), XI (relating to special meetings).

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)

In addition, the amended and restated certificate of incorporation of Millendo provides that so long as (i) 3,844,863 shares of series A preferred remain outstanding, the vote or written consent of the holders of a majority of the outstanding series A preferred, voting together as a single, separate class, is necessary to effect any amendment, alteration, or repeal of any provision of the amended and restated certificate of incorporation or the amended bylaws of Millendo that adversely affects the powers, preferences or rights of the series A preferred stock; (ii) 12,100,530 shares of series B preferred remain outstanding, the vote or written consent of the holders of a majority of the outstanding series B preferred voting together as a single, separate class is necessary to effect any amendment, alteration, or repeal of any provision of the amended and restated certificate of incorporation or the amended bylaws of Millendo that adversely affects the powers, preferences or rights of the series B preferred stock; (iii) 1,635,047 shares of series A-1 preferred remain outstanding, the vote or written consent of the holders of a majority of the outstanding series A-1 preferred, voting together as a single, separate class, is necessary to effect any amendment, alteration, or repeal of any provision of the amended and restated certificate of incorporation or the amended bylaws of Millendo that adversely affects the powers, preferences or rights of the series A-1 preferred stock; and (iv) 5,158,591shares of series B-1 preferred remain outstanding, the vote or written consent of the holders of a majority of the outstanding series B-1 preferred, voting together as a single, separate class, is necessary to effect any amendment, alteration, or repeal of any provision of the amended and restated certificate of incorporation or the amended bylaws of Millendo that adversely affects the powers, preferences or rights of the series B-1 preferred stock.

With regard to the amended and restated bylaws of OvaScience, the amended and restated articles of incorporation state that the OvaScience Board of Directors will have the power to adopt, amend, alter or repeal the amended and restated bylaws of OvaScience at any regular or special meeting of the Board of Directors at which a quorum is present. Additionally, the adoption, amendment or repeal of the amended and restated bylaws by the OvaScience Stockholders will require the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors or class of directors, in addition to any vote required by the restated certificate of incorporation.

Provision	Millendo (Pre-Merger)	OvaScience (Post-Merger)

The amended bylaws of Millendo provide that, subject to the limitations set forth in the amended and restated certificate of incorporation of Millendo as described above, the Millendo Board of Directors is expressly empowered to adopt, amend or repeal the amended bylaws. Any adoption, amendment or repeal of the amended bylaws by the Millendo Board of Directors requires the approval of a majority of the authorized number of directors. The stockholders also have the power to adopt, amend or repeal the amended bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Millendo required by law or by the amended and restated certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of Millendo entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal any provision of the amended bylaws.

PRINCIPAL STOCKHOLDERS OF OVASCIENCE

        Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the Reverse Stock Split.

        The following table sets forth certain information with respect to the beneficial ownership of OvaScience Common Stock as of September 1, 2018 (except where otherwise indicated) for:

  •
  each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of the outstanding shares of OvaScience Common Stock;

  •
  each of OvaScience's directors as of September 1, 2018;

  •
  each of OvaScience's named executive officers; and

  •
  all of the current directors and executive officers of OvaScience as a group.

        The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of September 1, 2018, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

        The percentage of ownership is based on 35,789,006 shares of common stock outstanding on September 1, 2018, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. OvaScience does not know of any arrangements, including any pledge by any person of securities of OvaScience, the operation of which may at a subsequent date result in a change of control of OvaScience.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Percentage of Beneficial Ownership(3)
Executive Officers and Directors
Christopher Kroeger, M.D., M.B.A.	334,332	(4)	*
Michelle Dipp, M.D., Ph.D.	2,336,234	(5)	6.1%
Jonathan Gillis, C.P.A.	38,062	(6)	*
Christophe Couturier	—	(7)	*
Richard Aldrich	2,052,048	(8)	5.4%
Jeffrey D. Capello	74,157	(9)	* %
Mary Fisher	84,532	(10)	*
Marc Kozin	117,742	(11)	*
John Sexton, Ph.D.	47,650	(12)	*
John Howe, III, M.D.	47,650	(13)	*
All current executive officers and directors as a group (9 persons)	2,796,234	(14)	7.5%
5% and Greater Stockholders
Entities affiliated with FMR LLC 245 Summer Street Boston, MA 02110	3,574,014	(15)	10.0%
BML Investment Partners, L.P. 9 4th Avenue Waltham, Massachusetts	2,300,000	(16)	6.4%
Entities affiliated with AIGH Investment Partners, L.P. 6006 Berkeley Avenue Baltimore MD 21209	2,200,000	(17)	6.1%
Entities affiliated with Prudential Financial, Inc. 751 Broad Street Newark, NJ 07102	2,183,527	(18)	6.1%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,770,857	(19)	4.9%

*
Indicates beneficial ownership of less than 1% of the total outstanding shares of OvaScience Common Stock.

(1)
Unless otherwise indicated, the address of such individual is c/o OvaScience, Inc., 9 Fourth Avenue, Waltham, Massachusetts 02451.

(2)
Applicable number of shares of stock beneficially owned is calculated as of September 1, 2018.

(3)
Applicable percentage ownership is based on 35,789,006 shares of our common stock outstanding as of September 1, 2018.

(4)
Consists of options to purchase an aggregate of 334,332 shares of common stock held by Dr. Kroeger that are exercisable within 60 days of September 1, 2018.

(5)
Consists of (a) 971,921 shares of common stock held by Dr. Dipp and (b) options to purchase an aggregate of 1,364,313 shares of common stock held by Dr. Dipp that, as of April 27, 2018, were exercisable within 60 days of September 1, 2018. On April 30, 2018, the Company and Dr. Dipp entered into a Termination Agreement with respect to the Advisory Agreement, which provides that all of her unvested stock options shall become fully vested and remain exercisable until the expiration date of such options. Giving effect to the Termination Agreement, as of April 30, 2018, Dr. Dipp's beneficial ownership will consist of 2,336,234 shares, which represent 6.1% percent of the common stock beneficially owned.

(6)
Consists of options to purchase an aggregate of 38,062 shares of common stock held by Mr. Gillis that are exercisable within 60 days of September 1, 2018.

(7)
Mr. Couturier does not beneficially own any shares of common stock.

(8)
Consists of (a) 41,852 shares of common stock held directly by Mr. Aldrich, (b) 330,000 shares of common stock held by Little Eagles, LLC, whose owners are Richard H. Aldrich Irrevocable Trust of 2011 and trusts established for the benefit of the Mr. Aldrich's minor children, (c) 668,192 shares of common stock held by Richard H. Aldrich Irrevocable Trust of 2005, (d) options to purchase an aggregate of 41,852 shares of common stock held by Mr. Aldrich that are exercisable within 60 days of September 1, 2018 and (e) 962,056 shares of common stock held by Longwood Fund III, LP. The trustee of the Richard H. Aldrich Irrevocable Trust of 2011 is Mr. Aldrich and he exercises sole voting and investment power over the shares of record held by the trust. Voting and investment power with respect to the shares held by Longwood Fund III GP, LLC are vested in Richard Aldrich and Christoph Westphal, M.D., Ph.D., the managers of Longwood Fund III GP LLC, the general partner of Longwood Fund III, LP.

(9)
Consists of (a) 11,111 shares of common stock held by Mr. Capello and (b) options to purchase an aggregate of 63,046 shares of common stock held by Mr. Capello that are exercisable within 60 days of September 1, 2018.

(10)
Consists of (a) 25,934 shares held by Ms. Fisher and (b) 58,598 options to purchase shares of common stock held by Ms. Fisher that are exercisable within 60 days of September 1, 2018.

(11)
Consists of (a) 60,342 shares of common stock held by Mr. Kozin and (b) options to purchase an aggregate of 57,400 shares of common stock held by Mr. Kozin that are exercisable within 60 days of September 1, 2018.

(12)
Consists of options to purchase an aggregate of 47,650 shares of common stock held by Dr. Sexton that are exercisable within 60 days of September 1, 2018.

(13)
Consists of options to purchase an aggregate of 47,650 shares of common stock held by Dr. Howe that are exercisable within 60 days of September 1, 2018.

(14)
See notes 4, 6 and 8 through 13 above; also includes James Lillie, who is an executive officer but not a named executive officer.

(15)
This information is based solely on a Schedule 13G/A filed with the Securities and Exchange Commission on or about February 13, 2018. All 3,574,014 shares of common stock are beneficially owned by FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research

  Company a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

(16)
Based solely on a Schedule 13G filed with the Securities and Exchange Commission on or about March 28, 2018, consists of 2,300,000 shares of common stock held by BML Investment Partners, L.P.

(17)
Based solely on a Schedule 13G filed with the Securities and Exchange Commission on or about March 29, 2018, consists of 2,200,000 shares of common stock jointly held by AIGH Investment Partners, L.P. ("AIGH LP") and Mr. Orin Hirschman, who is the Managing Member of AIGH LP's General Partner and president of AIGH Investment Partners, L.L.C.

(18)
This information is based solely on a Schedule 13G/A filed with the Securities and Exchange Commission on or about February 5, 2018. Consists of (a) 2,187,849 shares of common stock held by Jennison Associates LLC. Prudential Financial, Inc. is a parent holding company and indirect parent of Jennison Associates LLC.

(19)
This information is based solely on a Schedule 13G/A filed with the Securities and Exchange Commission on or about June 8, 2017. BlackRock, Inc. reported sole voting power over 1,727,419 shares and sole dispositive power over 1,770,587 shares on behalf of the following subsidiaries: BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., and BlackRock Investment Management, LLC.

 PRINCIPAL STOCKHOLDERS OF MILLENDO

        The following table sets forth certain information with respect to the beneficial ownership of Millendo's Common Stock as of September 1, 2018 for:

  •
  each person, or group of affiliated persons, who are known by Millendo to beneficially own more than 5% of the outstanding shares of Millendo Common Stock;

  •
  each of Millendo's directors as of September 1, 2018;

  •
  each of Millendo's named executive officers; and

  •
  all of the current directors and executive officers of Millendo as a group.

        The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of September 1, 2018, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

        The percentage of ownership is based on 100,396,769 shares of Millendo Common Stock outstanding on September 1, 2018, after giving effect to the conversion of all outstanding shares of Millendo Common-1 Stock and Preferred Stock into an aggregate of 97,085,653 shares of Millendo's Common Stock, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Millendo does not know of any arrangements, including any pledge by any person of securities of Millendo, the operation of which may at a subsequent date result in a change of control of Millendo.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Percentage of Beneficial Ownership(3)
Named Executive Officers and Directors
Julia C. Owens, Ph.D.	3,846,515	(4)	3.7%
Pharis Mohideen, M.D.	862,692	(5)	*
Christopher J. Seiter	—	(6)	—
Habib J. Dable	—		—
Carol G. Gallagher, Pharm.D.	180,207	(7)	*
Thierry Abribat D.V.M., Ph.D.	4,932,624	(8)	4.7%
Mary Lynne Hedley, Ph.D.	104,166	(9)	*
James M. Hindman	137,282	(10)	*
Carole L. Nuechterlein, J.D.	—		—
James N. Topper, M.D., Ph.D.	—		—
Randall W. Whitcomb, M.D.	487,866	(11)	*
All current executive officers and directors as a group (10 persons)	10,551,352	(12)	10%
5% and Greater Stockholders
Frazier Healthcare VI, L.P. 601 Union, Two Union Square, Suite 3200 Seattle, WA 98101	13,458,540	(13)	13.4%
Entities affiliated with New Enterprise Associates c/o New Enterprise Associates, Inc. 1954 Greenspring Drive, Suite 600 Timonium, MD 21093 Waltham, Massachusetts	16,691,593	(14)	16.6%
AstraZeneca AB SE-431 83 Molndal, Sweden Attention: Legal Department	5,341,310		5.3%
Osage University Partners I, L.P. 50 Monument Road, Suite 201 Bala Cynwyd, PA 19004	5,253,438	(15)	5.2%
Roche Finance Ltd Grenzacherstrasse 122 4070 Basel, Switzerland	6,008,974	(16)	6.0%
Fonds InnoBio FPCI 27-31 Avenue du Général Leclerc 94700 Maisons-Alfort, France Attention: Bpifrance Investissement	10,793,807	(17)	10.8%
SHAM Innovation Sante SAS 18, Rue Edouard ROCHET 69008 Lyon, France	9,120,057		9.1%
Entities affiliated with Adams Street One North Wacker Drive Suite 2200 Chicago, IL 60606	5,341,310	(18)	5.3%

*
Indicates beneficial ownership of less than 1% of the total outstanding shares of Millendo Common Stock.

(1)
Unless otherwise indicated, the address of such individual is c/o 301 N. Main Street, Suite 100, Ann Arbor, Michigan 48104.

(2)
Applicable number of shares of stock beneficially owned is calculated as of September 1, 2018.

(3)
Applicable percentage ownership is based on 100,396,769 shares of Millendo Common Stock outstanding as of September 1, 2018.

(4)
Includes 2,846,515 shares issuable pursuant to stock options exercisable within 60 days of September 1, 2018.

(5)
Includes 762,692 shares issuable pursuant to stock options exercisable within 60 days of September 1, 2018.

(6)
Mr. Seiter resigned as Millendo's Chief Financial Officer in April 2018.

(7)
Includes (i) 69,320 shares held by the Gallagher Revocable Trust and (ii) 110,887 shares held by Dr. Gallagher.

(8)
Includes shares held by TAB Consulting, an entity affiliated with Dr. Abribat. Includes 845,274 shares issuable pursuant to stock options exercisable within 60 days of September 1, 2018.

(9)
Represents 104,166 shares issuable pursuant to stock options exercisable within 60 days of September 1, 2018.

(10)
Represents 137,282 shares issuable pursuant to stock options exercisable within 60 days of September 1, 2018.

(11)
Includes 288,152 shares issuable pursuant to stock options exercisable within 60 days of September 1, 2018.

(12)
Includes 4,984,081 shares issuable pursuant to stock options exercisable within 60 days of September 1, 2018.

(13)
Represents shares of Millendo Common Stock held by Frazier Healthcare VI, L.P. ("FHVI"). James Topper, a member of Millendo's board of directors, Alan Frazier, Nader Naini, Nathan Every and Patrick Heron are the managing members of FHM VI, LLC, which is the general partner of FHM VI, LP, which is the general partner of FHVI. These individuals share voting and dispositive power over the shares held by FHVI.

(14)
Includes (i) 5,007 shares held by NEA Ventures 2015, L.P. ("NEA Ventures") and (ii) 16,686,586 shares held by New Enterprise Associates 15, L.P. ("NEA 15"). The shares directly held by NEA 15 are indirectly held by each of (a) NEA Partners 15, L.P. ("NEA Partners 15"), the sole general partner of NEA 15, (b) NEA 15 GP, LLC ("NEA 15 LLC"), the sole general partner of NEA Partners 15 and (c) each of the individual managers of NEA 15 LLC. The individual managers of NEA 15 LLC are Peter J. Barris, Forest Baskett, Anthony A Florence, Jr., David M. Mott, Scott D. Sandell, Peter Sonsini, Ravi Viswanathan, Jon Sakoda and Joshua Makower. NEA 15, NEA Partners 15, NEA 15 LLC and the individual managers of NEA 15 LLC share voting and dispositive power with regard to the shares held by NEA 15. Karen P. Welsh, the general partner of NEA Ventures, has voting and dispositive power with regard to the shares held by NEA Ventures. Dr. Gallagher, a member of our board of directors, has no voting or dispositive power with regard to any shares held by NEA 15 or NEA Ventures.

(15)
The general partner of Osage University Partners I, LP ("Osage LP") is Osage University GP, LP ("Osage GP"). Osage GP has sole authority to invest the assets of Osage LP. Osage Partners, LLC ("Osage LLC") has the power to direct the actions of Osage GP. Robert Adelson, William Harrington and Marc Singer are the managing partners of Osage LLC and share voting and investment power over the securities held by Osage LP.

(16)
Roche Finance Ltd is a wholly owned subsidiary of Roche Holding Ltd, a publicly held corporation, and has sole voting and investment power with respect to such shares.

(17)
The general partner of Fonds InnoBio FPCI ("InnoBio") is Bpifrance Investissement, a French simplified joint-stock company (société par actions simplifiée). InnoBio has the sole voting and investment power with respect to such shares.

(18)
Includes (i) 910,123 shares held by Adams Street 2012 Direct Fund LP ("AS 2012"), (ii) 688,460 shares held by Adams Street 2013 Direct Fund LP ("AS 2013"), (iii) 936,425 shares held by Adams Street 2014 Direct Fund LP ("AS 2014"), (iv) 718,812 shares held by Adams Street 2015 Direct Venture/Growth Fund LP ("AS 2015") and (v) 2,087,490 shares held by Adams Street Venture/Growth Fund VI LP ("AS VG VI") (collectively, the AS Shares"). The AS Shares owned by AS 2012, AS 2013, AS 2014, AS 2015 and AS VG VI may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of the general partner of each of AS 2012, AS 2013, AS 2014, AS 2015 and AS VG VI. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray, Fred Wang and Michael R. Zappert, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof) may be deemed to have shared voting and investment power over the AS Shares.

PRINCIPAL STOCKHOLDERS OF THE COMBINED ORGANIZATION

        Except where specifically noted, the following information gives effect to the Reverse Stock Split.

        The following table sets forth certain information with respect to the beneficial ownership of the combined organization's common stock immediately after the Post-Closing Financing, assuming the closing of the Post-Closing Financing occurs on November 30, 2018, by:

  •
  each person, or group of affiliated persons, expected by OvaScience and Millendo to become the beneficial owner of more than 5% of the outstanding common stock of the combined organization;

  •
  each named executive officer and director of the combined organization; and

  •
  all of the combined organization's executive officers and directors as a group.

        The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of November 30, 2018, through the exercise of any stock option or other right. Unless otherwise indicated, OvaScience and Millendo believe, based on the information furnished to each company, that the persons named in the table below have sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

        The percentage of ownership is based on 18,859,542 shares of common stock expected to be outstanding upon the Closing, including the effect of the Reverse Stock Split, if approved, the Pre-Closing Financing, and the Post-Closing Financing adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Neither OvaScience nor Millendo know of any arrangements, including any pledge by any person of securities of the combined organization.

        The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined organization to existing Millendo Securityholders. It is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder's proportionate holdings. Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. "Fully Diluted Closing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). "Fully Diluted Post-Financing OvaScience Common Stock" as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares.

        The following table and the related notes assume that, at the Effective Time, each share of Millendo Common Stock will convert into the right to receive 0.1070 post- reverse stock split shares of OvaScience Common Stock (which is the current estimate of the Exchange Ratio and is subject to change) and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. See "The Merger Agreement—Merger Consideration" for more information regarding the Exchange Ratio.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Percentage of Beneficial Ownership(3)
Named Executive Officers and Directors
Julia C. Owens, Ph.D.	411,577	(4)	2.1%
Pharis Mohideen, M.D.	92,308	(5)	*
Habib J. Dable	0		*
John Howe, III, M.D.	4,765	(6)	*
Carole G. Gallagher, Pharm.D.	45,927	(7)	*
Carole L. Nuechterlein, J.D.	0		*
James M. Hindman	16,263	(8)	*
Randall W. Whitcomb, M.D.	53,534	(9)	*
Mary Lynne Hedley, Ph.D.	12,818	(10)	*
All executive officers and directors as a Group (9 persons)	1,164,982	(11)	6.0%
5% and Greater Stockholders
Frazier Healthcare VI, L.P.	2,008,573	(12)	10.7%
601 Union, Two Union Square, Suite 3200 Seattle, WA 98101
Entities affiliated with New Enterprise Associates	2,540,934	(13)	13.5%
c/o New Enterprise Associates, Inc. 1954 Greenspring Drive, Suite 600 Timonium, MD 21093
Roche Finance Ltd	1,087,039	(14)	5.8%
Grenzacherstrasse 122 4070 Basel, Switzerland
Fonds InnoBio FPCI	1,554,608	(15)	8.2%
27-31 Avenue du Général Leclerc 94700 Maisons-Alfort, France Attention: Bpifrance Investissement
Great Point Partners, LLC	1,769,179	(16)	9.4%
165 Mason Street, 3rd Floor Greenwich, CT 06830
SHAM Innovation Sante SAS	975,846		5.2%
Rue Edouard ROCHET 69008 Lyon, France

*
Indicates beneficial ownership of less than 1% of the total outstanding shares of combined organization common stock.

(1)
Unless otherwise indicated, the address of such individual is c/o 301 N. Main Street, Suite 100, Ann Arbor, Michigan 48104.

(2)
Applicable number of shares of stock beneficially owned is calculated as of immediately following the closing of the Post-Closing Financing, assuming a closing date of November 30, 2018.

(3)
Applicable percentage ownership is based on 18,859,542 shares of combined organization common stock outstanding as of November 30, 2018, which includes shares expected to be issued by Millendo as part of the Pre-Closing Financing and the Post-Closing Financing.

(4)
Includes 304,577 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2018.

(5)
Includes 81,608 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2018.

(6)
Represents 4,765 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2018.

(7)
Includes (i) 7,418 shares held by the Gallagher Revocable Trust and (ii) 11,865 shares held by Dr. Gallagher. Also includes (i) 7,184 shares issuable upon the conversion of convertible promissory notes issued in August 2018 ("Convertible Promissory Notes"'), which will automatically convert into shares of Millendo Common Stock immediately prior to Closing and (ii) 19,460 shares of Millendo Common Stock to be purchased as part of the Pre-Closing Financing.

(8)
Represents 16,263 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2018.

(9)
Includes 30,832 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2018. Also includes (i) 359 shares issuable upon the conversion of Convertible Promissory Notes, which will automatically convert into shares of Millendo Common Stock immediately prior to Closing and (ii) 973 shares of Millendo Common Stock to be purchased as part of the Pre-Closing Financing.

(10)
Represents 12,818 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2018.

(11)
Includes 444,524 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2018.

(12)
Represents shares of Millendo Common Stock held by Frazier Healthcare VI, L.P. ("FHVI"). Also includes (i) 153,277 shares issuable upon the conversion of Convertible Promissory Notes, which will automatically convert into shares of Millendo Common Stock immediately prior to Closing and (ii) 415,232 shares of Millendo Common Stock to be purchased as part of the Pre-Closing Financing. James Topper, a member of Millendo's board of directors who is not expected to serve as a member of the board of directors of the combined company, Alan Frazier, Nader Naini, Nathan Every and Patrick Heron are the managing members of FHM VI, LLC, which is the general partner of FHM VI, LP, which is the general partner of FHVI. These individuals share voting and dispositive power over the shares held by FHVI.

(13)
Consists of (i) 535 shares held by NEA Ventures 2015, L.P. ("NEA Ventures") and (ii) 1,785,465 shares held by New Enterprise Associates 15, L.P. ("NEA 15"). Also includes (i) 203,539 shares issuable upon the conversion of Convertible Promissory Notes, which will automatically convert into shares of Millendo Common Stock immediately prior to Closing and (ii) 551,394 shares of Millendo Common Stock to be purchased as part of the Pre-Closing Financing. The shares directly held by NEA 15 are indirectly held by each of (a) NEA Partners 15, L.P. ("NEA Partners 15"), the sole general partner of NEA 15, (b) NEA 15 GP, LLC ("NEA 15 LLC"), the sole general partner of NEA Partners 15 and (c) each of the individual managers of NEA 15 LLC. The individual managers of NEA 15 LLC are Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., David M. Mott, Scott D. Sandell, Peter Sonsini, Ravi Viswanathan, Jon Sakoda and Joshua Makower. NEA 15, NEA Partners 15, NEA 15 LLC and the individual managers of NEA 15 LLC share voting and dispositive power with regard to the shares held by NEA 15. Karen P. Welsh, the general partner of NEA Ventures, has voting and dispositive power with regard to the shares held by NEA Ventures. Dr. Gallagher, a member of our board of directors, has no voting or dispositive power with regard to any shares held by NEA 15 or NEA Ventures.

(14)
Includes (i) 119,729 shares issuable upon the conversion of Convertible Promissory Notes, which will automatically convert into shares of Millendo Common Stock immediately prior to Closing and (ii) 324,350 shares of Millendo Common Stock to be purchased as part of the Pre-Closing Financing. Roche Finance Ltd is a wholly owned subsidiary of Roche Holding Ltd, a publicly held corporation, and has sole voting and investment power with respect to such shares.

(15)
Includes (i) 107,756 shares issuable upon the conversion of Convertible Promissory Notes, which will automatically convert into shares of Millendo Common Stock immediately prior to Closing and (ii) 291,914 shares of Millendo Common Stock to be purchased as part of the Pre-Closing Financing. The general partner of Fonds InnoBio FPCI ("InnoBio") is Bpifrance Investissement, a French simplified joint-stock company (société par actions simplifiée). InnoBio has the sole voting and investment power with respect to such shares.

(16)
Represents 1,769,179 shares of combined company common stock to be purchased as part of the Post-Closing Financing.

 LEGAL MATTERS

        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. will pass upon the validity of the OvaScience Common Stock offered by this proxy statement/prospectus/information statement.

EXPERTS

        The financial statements of OvaScience, Inc. at December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in this Proxy Statement of OvaScience, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Millendo Therapeutics, Inc. as of December 31, 2017 and 2016 and for each of the years then ended, included in the Proxy Statement of OvaScience, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Millendo Therapeutics SAS, which comprise the balance sheet as of December 31, 2016 and the related statements of income and cash flows for the year then ended, and the balance sheet as of December 19, 2017 and the related statements of income and cash flows for the period from January 1 to December 19, 2017, and the related notes to the financial statements included in this proxy statement, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by RSM Rhône-Alpes, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        OvaScience files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that OvaScience files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. OvaScience SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning OvaScience also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

        As of the date of this proxy statement/prospectus/information statement, OvaScience has filed a registration statement on Form S-4 to register with the SEC the OvaScience Common Stock that OvaScience will issue to Millendo Stockholders in the Merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of OvaScience, as well as a proxy statement of OvaScience for the Special Meeting and an information statement for the purpose of Millendo for its written consent.

        OvaScience has supplied all information contained in this proxy statement/prospectus/information statement relating to OvaScience, and Millendo has supplied all information contained in this proxy statement/prospectus/information statement relating to Millendo.

        If you would like to request documents from OvaScience or Millendo, please send a request in writing or by telephone to either OvaScience or Millendo at the following addresses:

OvaScience, Inc.	Millendo Therapeutics, Inc.
9 Fourth Avenue	301 N. Main Street, Suite 100
Waltham, Massachusetts 02451	Ann Arbor, Michigan 48104
Telephone: (617) 500-2802	Telephone: (734) 845-9000
Attn: Vice President, Finance	Attn: Jeffery M. Brinza

 OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires OvaScience's officers and directors, and persons who own more than ten percent of a registered class of OvaScience's equity securities, to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish OvaScience with copies of all forms that they file pursuant to Section 16(a). Based on OvaScience's review of the copies of such forms received by it and written representations from certain reporting persons, OvaScience believes that during fiscal 2017, its executive officers, directors and ten-percent stockholders complied with all other applicable filing requirements.

Stockholder Proposals

        OvaScience's stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of OvaScience's amended and restated bylaws and the rules established by the SEC under the Exchange Act. Under these requirements, if a stockholder wishes to present a proposal, or nominate a candidate for election, at an annual of stockholders, but does not wish to have the proposal considered for inclusion in OvaScience's proxy statement and proxy card, such stockholder must give written notice to the Secretary of OvaScience at its principal executive offices at the address noted above. The Secretary must receive such notice no earlier than February 26, 2019 and no later than March 28, 2019, provided that if the date of the 2019 Annual Meeting is advanced by more than 20 days, or delayed by more than 60 days, from the first anniversary of the 2018 Annual Meeting, such notice must instead be received by the Secretary no earlier than the 120th day prior to the 2019 Annual Meeting and not later than the later of (i) the 90th day prior to the 2019 Annual Meeting and (ii) the tenth day following the day on which notice of the date of the 2019 Annual Meeting was mailed or public disclosure of the date of the 2019 Annual Meeting was made, whichever occurs first. The notice must contain and be accompanied by information described in OvaScience's by-laws.

Stockholder Communications with the OvaScience Board of Directors

        OvaScience Stockholders may communicate with the OvaScience Board of Directors, or an individual director, by sending written correspondence to OvaScience's Secretary at OvaScience, Inc., 9 Fourth Avenue, Waltham, Massachusetts 02451. The Secretary will review such correspondence and forward it to the OvaScience Board of Directors, or an individual director, as appropriate.

Householding of Proxy Materials

        The SEC has adopted rules known as "householding" that permit companies and intermediaries (such as brokers) to deliver one set of proxy materials to multiple stockholders residing at the same address. This process enables OvaScience to reduce OvaScience's printing and distribution costs, and reduce OvaScience's environmental impact. Householding is available to both OvaScience registered stockholders and beneficial owners of OvaScience shares held in street name.

        OvaScience will promptly deliver a separate copy of either document to you upon written or oral request to OvaScience, Inc., 9 Fourth Avenue, Waltham, Massachusetts 02451, Attention: Investor Relations, Telephone: (617) 500-2802. If you want to receive separate copies of the proxy statement or annual report to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

FINANCIAL STATEMENTS

OvaScience, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands, except share and per share data)

	As of June 30, 2018	As of December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$24,601	$15,703
Short-term investments	29,027	51,500
Prepaid expenses and other current assets	547	1,578

Total current assets	54,175	68,781
Property and equipment, net	403	3,113
Investment in joint venture	142	146
Long-term restricted cash	789	789
Other long-term assets	24	24

Total assets	$55,533	$72,853

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$757	$2,242
Accrued expenses and other current liabilities	3,990	5,562

Total current liabilities	4,747	7,804
Other non-current liabilities	576	751

Total liabilities	5,323	8,555
Commitments and contingencies (Note 10)
Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 35,789,006 and 35,725,230 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	36	36
Additional paid-in capital	366,735	365,769
Accumulated other comprehensive loss	(9)	(27)
Accumulated deficit	(316,552)	(301,480)

Total stockholders' equity	50,210	64,298

Total liabilities and stockholders' equity	$55,533	$72,853

See accompanying notes.

OvaScience, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues	$81	$84	$148	$147
Costs and expenses:
Costs of revenues	54	274	166	543
Research and development	2,394	4,997	5,015	10,761
Selling, general and administrative	2,645	10,751	6,869	17,880
Restructuring	2,892	1,992	3,584	3,480

Total costs and expenses	7,985	18,014	15,634	32,664

Loss from operations	(7,904)	(17,930)	(15,486)	(32,517)
Interest income, net	224	186	415	368
Other income (expense), net	(19)	25	2	(35)
Loss from equity method investment	(4)	(454)	(4)	(875)

Loss before income taxes	(7,703)	(18,173)	(15,073)	(33,059)
Income tax expense	—	13	—	22

Net loss	$(7,703)	$(18,186)	$(15,073)	$(33,081)

Net loss per share—basic and diluted	$(0.22)	$(0.51)	$(0.42)	$(0.93)

Weighted average number of shares used in net loss per share—basic and diluted	35,760	35,664	35,743	35,653
Net loss	$(7,703)	$(18,186)	$(15,073)	$(33,081)
Other comprehensive loss:
Unrealized gains (losses) on available-for-sale securities	22	10	18	11

Comprehensive loss	$(7,681)	$(18,176)	$(15,055)	$(33,070)

See accompanying notes.

OvaScience, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net loss	$(15,073)	(33,081)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	506	951
Impairment of property and equipment related to restructuring	2,203	250
Loss on sale of property, plant and equipment	(34)	—
Amortization of (discount) premium on debt securities	(100)	91
Stock-based compensation expense	912	5,918
Issuance of common stock for director fees	55	74
Net loss on equity method investment	4	875
Changes in operating assets and liabilities:
Prepaid expenses and other assets	996	(29)
Accounts payable	(1,485)	1,101
Accrued expenses, deferred rent and other non-current liabilities	(1,747)	(3,425)

Net cash used in operating activities	(13,763)	(27,275)

Cash flows from investing activities:
Investment in joint venture	—	—
Purchases of plant and equipment	(152)	(101)
Maturities of short-term investments	49,253	50,232
Proceeds from sale of property, plant and equipment	221	—
Purchases of short-term investments	(26,662)	(43,476)

Net cash provided by investing activities	22,660	6,655

Cash flows from financing activities:
Net cash provided by financing activities	—	—

Net increase (decrease) in cash, cash equivalents and restricted cash	8,897	(20,620)
Cash, cash equivalents and restricted cash at beginning of period	16,492	44,369

Cash, cash equivalents and restricted cash at end of period	$25,390	$23,749

        The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed consolidated balance sheets.

	As of June 30, 2018	As of June 30, 2017
Cash and cash equivalents	$24,601	$22,937
Restricted cash	789	812

Total cash, cash equivalents and restricted cash	$25,390	$23,749

See accompanying notes.

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements

1. Organization

        OvaScience, Inc., incorporated on April 5, 2011 as a Delaware corporation, is a company focused on the development of new treatment options for women and couples struggling with infertility. Each OvaScience treatment is based on the company's proprietary technology platform that leverages the discovery of egg precursor, or EggPCSM, cells. As used in these consolidated financial statements, the terms "OvaScience," "the Company," "we," "us," and "our" refer to the business of OvaScience, Inc. and its wholly owned subsidiaries. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing our technology, identifying potential fertility treatments, developing the OvaPrimeSM treatment, the OvaTureSM treatment and the AUGMENTSM treatment, introducing AUGMENT in select international in vitro fertilization ("IVF") clinics and determining the regulatory and development path for our fertility treatments. We have generated limited revenues to date, and do not anticipate significant revenues in the near term. On June 21, 2017, we announced that we would continue to focus on advancing OvaPrime in clinical development and OvaTure in preclinical development and would discontinue ongoing efforts related to the AUGMENT treatment outside of North America. To better align our organization with these strategic priorities, we restructured our workforce and reduced our workforce by approximately 50%. On January 3, 2018, we announced a further restructuring of our organization and a workforce reduction of approximately 50%. On May 3, 2018, we announced that our board of directors had approved a corporate restructuring plan furthering its on-going efforts to effectively align Company resources. In connection with the restructuring plan, we reduced our workforce by approximately 50%, with the majority of the reduction in personnel completed by June 30, 2018. On August 8, 2018, we entered into a definitive agreement with Millendo Therapeutics, Inc. ("Millendo") under which Millendo will merge with OvaScience in an all-stock transaction (Note 11).

        We are subject to a number of risks similar to other life science companies, including, but not limited to, risks associated with clinical and preclinical development, the need to develop and obtain marketing approval for certain of our fertility treatments, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of our fertility treatments and protection of proprietary technology, and the outcome of our exploration of strategic alternatives. If we do not successfully develop and commercialize any of our fertility treatments, we will be unable to generate treatment revenue or achieve profitability. As of June 30, 2018, we had an accumulated deficit of approximately $316.6 million.

Liquidity

        We have incurred annual net operating losses in each year since our inception. We have generated limited treatment revenues related to our primary business purpose and have financed our operations primarily through private placements of our preferred stock, which was subsequently converted to common stock, and public sales of our common stock and interest income earned on cash, cash equivalents, and short-term investments balances.

        We have devoted substantially all of our financial resources and efforts to the research and development of our OvaPrime and OvaTure fertility treatments and the introduction of AUGMENT in select international IVF clinics. We expect to continue to incur operating losses for the next several years.

        We believe that our cash, cash equivalents and short-term investments of $53.6 million at June 30, 2018, will be sufficient to fund our current operating plan for at least the next 12 months from the date

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

1. Organization (Continued)

of filing this Form 10-Q. There can be no assurances, however, that the current operating plan will be achieved or that additional funding, if needed, will be available on terms acceptable to us, or at all.

2. Basis of presentation and significant accounting policies

Basis of presentation

        The accompanying interim unaudited condensed consolidated financial statements have been prepared by us in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These condensed consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

        Certain information and footnote disclosures normally included in our annual financial statements have been omitted. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which with the exception of restructuring accruals described in Note 9, consisted of normal and recurring adjustments, necessary for the fair presentation of our financial position at June 30, 2018, results of our operations for the three and six months ended June 30, 2018 and 2017 and cash flows for the six months ended June 30, 2018 and 2017.

        The results for the three and six months ended June 30, 2018 are not necessarily indicative of future results. These condensed consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K for the year ended December 31, 2017 ("2017 Annual Report on Form 10-K") that was filed with the Securities and Exchange Commission ("SEC") on March 15, 2018.

Use of estimates and summary of significant accounting policies

        These condensed consolidated financial statements are presented in conformity with US GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

        Our significant accounting policies are described in Note 2, "Summary of Significant Accounting Policies," in our 2017 Annual Report on Form 10-K.

Net loss per share

        Basic and diluted net loss per common share are calculated by dividing net loss by the weighted average number of shares outstanding during the period. Potentially dilutive shares, including outstanding stock options and unvested restricted stock units, are only included in the calculation of diluted net loss per share when their effect is dilutive.

        The amounts in the table below were excluded from the calculation of diluted net loss per share due to their anti-dilutive effect (in thousands):

	As of June 30,
	2018	2017
Outstanding stock options and restricted stock units	5,396	7,469

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

Collaborations

        In December 2013, we entered into a collaboration agreement, the OvaTure Collaboration, with Intrexon Corporation, or Intrexon, governing the use of Intrexon's synthetic biology technology platform for the accelerated development of our OvaTure platform. The OvaTure Collaboration provided that Intrexon would deliver laboratory and animal data to support the successful filing of an IND for OvaTure.

        We participated as an equal member on the Joint Steering Committee, or JSC and Intellectual Property Committee, or IPC. The JSC agreed upon the services and the activities to be included in the work plan, and the IPC had authority over intellectual property matters. We had the tie-breaking vote if there were any disputes with the JSC.

        On February 1, 2018, we provided Intrexon with written notice of termination of the OvaTure Collaboration. We believed that we could continue the development of OvaTure by building out our internal capabilities and expertise under the leadership of Dr. James Lillie, our Chief Scientific Officer, and engaging with contract research organizations that have specific, complementary capabilities to our own.

Recent accounting pronouncements

        In June 2018, the Financial Accounting Standards Board ("FASB") issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. ASU 2018-07 is intended to reduce the cost and complexity and to improve financial reporting for non-employee share-based payments. The ASU expands the scope of Topic 718, Compensation-Stock Compensation (which currently only includes share-based payments to employees), to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. This update is effective for annual and interim periods beginning after December 15, 2018 with early adoption permitted. Upon transition, entities will remeasure unsettled liability-classified awards and any unmeasured equity-classified awards for non-employees at fair value as of the adoption date. A cumulative-effect adjustment to retained earnings will be required as of the beginning of the fiscal year of adoption. We are currently assessing the impact ASU 2016-13 will have on our consolidated financial statements and footnote disclosures thereto.

        In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years using a retrospective transition method to each period presented. The Company adopted this standard as of January 1, 2018 on a retrospective basis, which resulted in the recast of the prior reporting period in the statement of cash flows. For the six months ended June 30, 2018 and 2017, $0.8 million and $0.8 million, respectively, of restricted cash is included in the total of cash and restricted cash balance at the end of period. A reconciliation of cash and restricted cash from our condensed consolidated statement of cash flows to the amounts reported within our condensed consolidated balance sheet is also included in a table below our condensed consolidated statement of cash flows.

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 requires changes in the presentation of debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This update is effective for annual and interim periods beginning after December 15, 2017 using a retrospective transition method to each period presented. We adopted this standard as of January 1, 2018 with no material impact on our consolidated financial statements.

        In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments. This may result in the earlier recognition of allowances for losses. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. We are currently assessing the impact ASU 2016-13 will have on our consolidated financial statements and footnote disclosures thereto.

        In February 2016, the FASB issued ASU No. 2016-02, Leases, which is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for both operating and financing leases with lease terms of more than 12 months. The amendment is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11, Leases, to address two requirements of ASU 2016-02. ASU 2018-11 allows entities to recognize a cumulative-effect adjustment from the application of ASU 2016-02 to the opening balance of retained earnings in the period of adoption. In addition, ASU 2018-11 provides lessors with a practical expedient to not separate non-lease components from the associated lease component if certain conditions are met. We are currently assessing the impact ASU 2016-02 will have on our consolidated financial statements and footnote disclosures thereto.

        ASU 2014-09, Revenue from Contracts with Customers, amends the guidance for accounting for revenue from contracts with customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and creates a new Topic 606, Revenue from Contracts with Customers. This guidance was effective for the Company on January 1, 2018. Two adoption methods are permitted: retrospectively to all prior reporting periods presented, with certain practical expedients permitted; or retrospectively with the cumulative effect of initially adopting the ASU 2014-09 recognized at the date of initial application. We adopted ASU 2014-09 effective January 1, 2018 and elected to adopt ASU 2014-09 using the modified retrospective approach and applied the standard only to contracts that had not yet been completed as of January 1, 2018. The impact under this methodology to our previously reported revenues is insignificant in the periods reported, and therefore the Company did not record a cumulative catch-up to deferred revenue and accumulated deficit upon adoption of the new standard on January 1, 2018.

3. OvaXon joint venture

        In December 2013, we entered into a joint venture with Intrexon to leverage Intrexon's synthetic biology technology platform and our technology relating to EggPC cells to focus on developing

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

3. OvaXon joint venture (Continued)

significant improvements in human and animal health. We and Intrexon formed OvaXon, LLC ("OvaXon") to conduct the joint venture. Each party contributed $1.5 million of cash to OvaXon, each party has a 50% equity interest and all costs and profits will be split accordingly. Each party will also have 50% control over OvaXon and any disputes between us and Intrexon will be resolved through arbitration, if necessary.

        Starting in August 2017, Intrexon continued bovine EggPC work for us under the OvaTure Collaboration rather than under the OvaXon joint venture (the "August 2017 Amendment"). We are in discussions with Intrexon regarding the future of the OvaXon joint venture.

        OvaXon no longer qualifies as a variable interest entity as a result of the August 2017 Amendment, and our future losses associated with OvaXon are now limited. We and Intrexon have equal ability to direct the activities of OvaXon through JSC and IPC membership and 50% voting rights and therefore ability to exert significant influence over OvaXon. As we have the ability to exert significant influence over OvaXon, in accordance with ASC 323, Equity Method and Joint Ventures, we will continue to account for OvaXon under the equity method and not consolidate its financial results with ours.

        We recorded losses from equity method investments related to OvaXon of a de minimis amount for the three and six months ended June 30, 2018, respectively. We recorded losses from equity method investments related to OvaXon of $0.5 million and $0.9 million for the three and six months ended June 30, 2017, respectively. As of June 30, 2018 and December 31, 2017, our investment in OvaXon was approximately $0.1 million.

4. Fair value

        The fair value of our financial assets reflects our estimate of amounts that we would have received in connection with the sale of such asset in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of our assets, we seek to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (our assumptions about how market participants would price assets and liabilities). We use the following fair value hierarchy to classify assets based on the observable inputs and unobservable inputs we used to value our assets and liabilities:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets.

  •
  Level 2—quoted prices for similar assets in active markets or inputs that are observable for the asset, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

  •
  Level 3—unobservable inputs based on our assumptions used to measure assets at fair value.

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

4. Fair value (Continued)

        The following tables summarize our assets that are measured at fair value as of June 30, 2018 and December 31, 2017 (in thousands):

Description	Balance as of June 30, 2018	Level 1	Level 2	Level 3
Assets:
Cash and money market funds	$24,601	$24,601	$—	$—
Corporate debt securities (including commercial paper)	21,046	—	21,046	—
U.S. government securities	7,981	—	7,981	—

Total	$53,628	$24,601	$29,027	$—

Description	Balance as of December 31, 2017	Level 1	Level 2	Level 3
Assets:
Cash and money market funds	$15,703	$15,703	$—	$—
Corporate debt securities (including commercial paper)	35,531	—	35,531	—
U.S. government securities	15,969	—	15,969	—

Total	$67,203	$15,703	$51,500	$—

5. Cash, cash equivalents and short-term investments

        The following tables summarize our cash, cash equivalents and short-term investments as of June 30, 2018 and December 31, 2017 (in thousands):

June 30, 2018	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and money market funds	$24,601	$—	$—	$24,601
Corporate debt
Due in one year or less	21,054	—	(8)	21,046
U.S. government securities
Due in one year or less	7,982	—	(1)	7,981

Total	$53,637	$—	$(9)	$53,628

Reported as:
Cash and cash equivalents	$24,601	$—	$—	$24,601
Short-term investments	29,036	—	(9)	29,027

Total	$53,637	$—	$(9)	$53,628

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

5. Cash, cash equivalents and short-term investments (Continued)

December 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and money market funds	$15,703	$—	$—	$15,703
Corporate debt
Due in one year or less	38,053	—	(21)	38,032
U.S. government securities
Due in one year or less	13,474	—	(6)	13,468

Total	$67,230	$—	$(27)	$67,203

Reported as:
Cash and cash equivalents	$15,703	$—	$—	$15,703
Short-term investments	51,527	—	(27)	51,500

Total	$67,230	$—	$(27)	$67,203

        At June 30, 2018 and December 31, 2017, we held five and ten debt securities that had been in an unrealized loss position for less than 12 months, respectively. At June 30, 2018 and December 31, 2017, the aggregate fair value of the securities in an unrealized loss position for less than 12 months was $10.4 million and $22.9 million, respectively. At June 30, 2018, we did not hold any investments that have been in a continuous unrealized loss position for 12 months or longer.

        We evaluate our securities for other-than-temporary impairments based on quantitative and qualitative factors, and we considered the decline in market value for the five debt securities in an unrealized loss position as of June 30, 2018, to be primarily attributable to the then current economic and market conditions. We will likely not be required to sell these securities, and do not intend to sell these securities before the recovery of their amortized cost bases, which recovery is expected within the next 12 months. Based on our analysis, we do not consider these investments to be other-than-temporarily impaired as of June 30, 2018.

        As of June 30, 2018, we held $7.9 million in financial institution debt securities and other corporate debt securities located in Australia, Canada, Luxembourg, Norway and Sweden. As of December 31, 2017, we held $12.0 million in financial institution debt securities and other corporate debt securities located in Australia, Luxembourg, Japan, Norway and Sweden.

        We had no realized gains or losses on our short-term investments for the three and six months ended June 30, 2018 and 2017.

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

6. Property and equipment

        Property and equipment and related accumulated depreciation and amortization are as follows (in thousands):

	As of June 30, 2018	As of December 31, 2017
Laboratory equipment	$1,732	$3,480
Furniture	230	371
Computer equipment	13	208
Leasehold improvements	288	2,754

Total property and equipment, gross	2,263	6,813
Less: accumulated depreciation and amortization	(1,860)	(3,700)

Total property and equipment, net	$403	$3,113

        We recorded depreciation and amortization expense of $0.2 million and 0.5 million for the three and six months ended June 30, 2018, respectively. We recorded depreciation and amortization expense of $0.5 million and $1.0 million for the three and six months ended June 30, 2017, respectively.

        In December 2016, we initiated a corporate restructuring and in January 2017, we commenced a search to find a buyer for certain excess fixed assets, primarily comprised of laboratory equipment. As of January 31, 2017, we met the criteria to classify such assets as held-for-sale and estimated the fair value less costs to sell these assets at $0.5 million. In June 2017, we initiated the first part of our plan to sell a portion of the fixed assets classified as held-for-sale, consisting primarily of fixed assets located domestically. In July 2017, we completed the sale of these assets with a carrying value of $0.2 million and received net proceeds of $0.3 million. We recorded a gain on the sale of these excess assets of $0.1 million.

        In February 2018, we completed the sale of the remaining $0.3 million of assets, primarily those located internationally and received net proceeds of $0.2 million. We recorded an immaterial loss on the sale of these assets, which is included in loss from continuing operations in our condensed consolidated statement of operations and comprehensive loss for the six months ending June 30, 2018.

        In May 2018, we initiated a corporate restructuring and concluded a portion of the carrying value of our assets was not recoverable. For the three and six months ended June 30, 2018, we recorded an impairment charge of $2.2 million, which is included within our condensed consolidated statements of operations and comprehensive loss. We determined the fair value of these assets subject to impairment based on expected future cash flows using Level 2 inputs under ASC 820.

        In May 2018, we commenced a search to find a buyer for certain excess fixed assets, primarily comprised of laboratory equipment. As of June 30, 2018, we met the criteria to classify such assets as held-for-sale and estimated the fair value less costs to sell these assets at $0.1 million.

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

7. Accrued expenses and other current liabilities

        Accrued expenses and other current liabilities consist of the following as of June 30, 2018 and December 31, 2017 (in thousands):

	As of June 30, 2018	As of December 31, 2017
Compensation and related benefits, including severance	$1,571	$2,215
Development, site costs and contract manufacturing	675	519
Legal, audit and tax services	1,104	1,542
Consulting	59	160
Other accrued expenses and other current liabilities	581	1,126

	$3,990	$5,562

        Other accrued expenses consist of accrued costs related to travel, equipment purchases, lab supplies and other miscellaneous costs.

8. Stock-based compensation

Stock options

        A summary of our stock option activity and related information as of June 30, 2018 is as follows:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2017	5,745,815	$7.28	8.32	$43
Granted	1,179,877	0.96
Forfeited/Canceled	(1,529,717)	5.90

Outstanding at June 30	5,395,975	6.28	8.05	1
Exercisable at June 30, 2018	2,576,138	10.88	6.96	1

        No stock options were exercised during the three and six months ended June 30, 2018 or June 30, 2017.

        The fair value of each stock-based option award is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Risk-free interest rate	—	1.3% - 2.0%	2.7%	1.3% - 2.2%
Dividend yield	—	—	—	—
Volatility	—	89% - 109%	83% - 85%	89% - 109%
Expected term (years)		1.8 - 6.9	6.1	1.8 - 6.9

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

8. Stock-based compensation (Continued)

        As of June 30, 2018, we had approximately $2.8 million of total unrecognized compensation cost, related to unvested stock options, which we expect to recognize over a weighted-average period of 2.9 years.

        During the six months ended June 30, 2018, we granted options to purchase 1,179,877 shares of our common stock to employees at a weighted average grant date fair value of $0.70 per share, and with a weighted average exercise price of $0.96 per share. No option grants were made during the three months ended June 30, 2018. During the three and six months ended June 30, 2017, we granted options to purchase 2,183,106 and 4,015,356 shares of our common stock at weighted average grant date fair values of $1.11 and $1.15 per share, respectively, and with weighted average exercise prices of $1.46 and $1.51 per share, respectively.

        We did not grant any options to purchase common stock to non-employees for the three and six months ended June 30, 2018. We granted 150,000 options to purchase common stock with a weighted average exercise price of $1.60 per share to non-employees for the three and six months ended June 30, 2017. Stock-based awards issued to non-employees are revalued at each reporting date until vested.

9. Restructuring

        In December 2016, we initiated a reduction in workforce of approximately 30% in connection with our change in corporate strategy. As of December 31, 2017, we had recognized all restructuring charges related to our December 2016 restructuring activities, approximately $6.9 million comprised of $2.4 million recorded as one-time termination benefits, $1.7 million as a benefit under an ongoing benefit plan, $2.0 million of fixed asset impairment charges and $0.9 million of other restructuring related charges including legal fees and contract cancellation fees.

        On June 21, 2017, we initiated a reduction in workforce of approximately 50% in connection with our decision to focus on the development and advancing of OvaPrime and OvaTure and to no longer offer the AUGMENT treatment on a commercial basis outside of North America. As of December 31, 2017, we had recognized all restructuring charges related to our June 2017 restructuring activities, approximately $2.3 million comprised of $1.7 million recorded as one-time termination benefits, $0.3 million as a benefit under an ongoing benefit plan, $0.2 million of fixed asset impairment charges and $0.1 million of other restructuring related charges including legal fees.

        In January 2018, we initiated a reduction in workforce of approximately 50% in connection with a decision to streamline our operations and reduce our cost structure. In May 2018, we initiated a further reduction in workforce of approximately 50% in connection with our on-going efforts to effectively align Company resources. During the three months ended June 30, 2018, we recognized restructuring charges of $2.9 million, primarily comprised of $0.7 million of one-time termination benefits and $2.2 million of asset impairment charges attributable to our May 2018 restructuring activities. During the six months ended June 30, 2018, we recognized restructuring charges of $3.6 million, primarily comprised of $1.4 million of one-time termination benefits attributable to our January 2018 and May 2018 restructuring activities and $2.2 million of asset impairment charges attributable to our May 2018 restructuring activities. As of June 30, 2018, we have recognized substantially all restructuring charges related to our January 2018 and May 2018 restructuring activities. Our restructuring charges for the three and six months ended June 30, 2018, are included in our condensed consolidated statements of operations and comprehensive loss. For the three months ended June 30, 2017, we recognized

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

9. Restructuring (Continued)

restructuring charges of $2.0 million including $1.3 million of one-time termination benefits, $0.3 million of benefits under an ongoing benefit plan, $0.3 million of fixed asset impairment charges and $0.1 million of legal fees. For the six months ended June 30, 2017, we recognized restructuring charges of $3.5 million, including $2.3 million of one-time termination benefits, $0.3 million recorded for benefits under an ongoing benefit plan and $0.3 million of fixed asset impairment charges. Our restructuring charges for the three and six months ended June 30, 2017, are included in our condensed consolidated statements of operations and comprehensive loss.

        For the six months ended June 30, 2018, we made cash payments of $1.3 million primarily related to severance benefits and other restructuring costs, primarily related to our January 2018 and May 2018 restructuring activities. For the six months ended June 30, 2017, we made cash payments of $4.1 million primarily related to severance benefits, of which all related to our December 2016 restructuring activities.

        As of June 30, 2018, our restructuring accrual was $0.5 million and was recorded in accrued expenses and other current liabilities in our condensed consolidated balance sheet. Since the execution of our restructuring activities, we have incurred a total of $12.8 million of restructuring charges, of which $6.9 million relates to our December 2016 restructuring activities, $2.3 million relates to our June 2017 restructuring activities, $0.7 million relates to our January 2018 restructuring activities and $2.9 million relates to our May 2018 restructuring activities.

        The following table outlines our restructuring activities for the six months ended June 30, 2018 (in thousands):

Accrued restructuring balance as of December 31, 2017	$403
Plus:
Severance	1,377
Other	44
Less:
Payments	(1,311)

Accrued restructuring balance as of June 30, 2018	$513

10. Commitments and contingencies

        On October 9, 2015, a purported class action lawsuit was filed in the Suffolk County Superior Court in the Commonwealth of Massachusetts against us, several of our officers and directors and certain of the underwriters from our January 2015 follow-on public offering of our common stock. The plaintiffs purported to represent those persons who purchased shares of our common stock pursuant or traceable to our January 2015 follow-on public offering. The plaintiffs alleged, among other things, that the Company made false and misleading statements and failed to disclose material information in the Company's January 2015 Registration Statement and incorporated offering materials. Plaintiffs allege violations of Sections 11, 12 and 15 of the Securities Act of 1933, as amended, and seek, among other relief, unspecified compensatory damages, rescission, pre-and post-judgment interest and fees, costs and disbursements. On December 7, 2015, the OvaScience defendants filed a notice of removal with the Federal District Court for the District of Massachusetts. On December 30, 2015, plaintiffs filed a motion to remand the action to the Superior Court. Oral argument on the motion to remand was held

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

10. Commitments and contingencies (Continued)

on February 19, 2016. On February 23, 2016, the District Court granted plaintiffs' motion to remand the action to the Superior Court. On February 26, 2016, a second putative class action suit was filed in the Suffolk County Superior Court in the Commonwealth of Massachusetts against the Company, several of our officers and directors and certain of the underwriters from the January 2015 follow-on public offering of the Company's common stock. The complaint is substantially similar to the complaint filed in October 2015. The two actions subsequently were consolidated and plaintiffs filed a First Amended Class Action Complaint on June 17, 2016. Defendants filed motions to dismiss the complaint. Those motions were denied by order dated December 22, 2016. On August 17, 2016, an additional plaintiff, Westmoreland County Employee Retirement System ("Westmoreland") moved to intervene in the consolidated action. The defendants opposed Westmoreland's motion to intervene. The Superior Court granted Westmoreland's motion to intervene on October 27, 2016. On August 7, 2017, the plaintiffs filed their motion for class certification, which the defendants opposed. Oral argument on the motion for class certification was held on September 29, 2017. On November 7, 2017, the Superior Court denied the plaintiffs' motion for class certification. On August 14, 2017, the defendants filed their motion for summary judgment against plaintiffs Heather Carlson, Cesar Castellanos, Philipp Hofmann, and Carlos Rivas, which the plaintiffs opposed. Oral argument on the motion for summary judgment was held on October 18, 2017. On November 21, 2017, the Superior Court allowed the defendants' motion for summary judgment, and the claims asserted by plaintiffs Heather Carlson, Cesar Castellanos, Philipp Hofmann, and Carlos Rivas in the consolidated actions were dismissed, leaving Westmoreland as the sole remaining plaintiff. On November 22, 2017, Westmoreland filed a putative class action complaint in the U.S. District Court for the District of Massachusetts against the same defendants alleging the same claims as are alleged in the state court case (the "Westmoreland Federal Action"). On January 17, 2018, the lead plaintiff in a different case, a purported shareholder class action alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Dahhan Action") filed a motion to intervene in the Westmoreland Federal Action and to consolidate the Westmoreland Federal Action with the Dahhan Action. On July 16, 2018, the court denied the motions to intervene and consolidate the actions. In the Westmoreland Federal Action, on January 22, 2018, Westmoreland moved for appointment of lead plaintiff and approval of lead and liaison counsel. On July 16, 2018, the Court granted the motion, appointing Westmoreland as lead plaintiff and approved lead and liaison counsel. On January 22, 2018, Westmoreland filed a motion to voluntarily dismiss the Superior Court action without prejudice. The defendants opposed that motion. Oral argument on Westmoreland's motion for voluntary dismissal was held on April 3, 2018. On April 5, 2018, the Superior Court allowed Westmoreland's motion for voluntary dismissal with prejudice. The Superior Court entered final judgment on April 18, 2018, dismissing Westmoreland's claims without prejudice and dismissing the claims of plaintiffs Heather Carlson, Cesar Castellanos, Philipp Hofmann, and Carlos Rivas with prejudice. We believe that the complaints in the remaining Westmoreland Federal Action are without merit and intend to defend against litigation. There can be no assurance, however, that we will be successful. A resolution of this lawsuit adverse to the Company or the other defendants could have a material effect on our consolidated financial position and results of operations in the period in which the lawsuit is resolved. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        On November 9, 2016, a purported shareholder derivative action was filed in the Business Litigation Session of the Suffolk County Superior Court in the Commonwealth of Massachusetts against certain of our present and former officers and directors alleging breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and corporate waste for purported actions

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

10. Commitments and contingencies (Continued)

related to the January 2015 follow-on public offering. On February 22, 2017, the court approved the parties' joint stipulation to stay all proceedings in the action until further notice. Following a status conference in December 2017, the stay was lifted. On January 25, 2018, at the parties' request, the court entered a second order staying all proceedings in the action under further order of the court. We believe that the complaint is without merit and intend to defend against the litigation. There can be no assurance, however, that we will be successful. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        On March 24, 2017, a purported shareholder class action lawsuit was filed in the U.S. District Court for the District of Massachusetts against the Company and certain of our present and former officers alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On July 5, 2017, the Court entered an order approving the appointment of Freedman Family Investments LLC as lead plaintiff, the firm of Robins Geller Rudman & Dowd LLP as lead counsel, and the Law Office of Alan L. Kovacs as local counsel. Plaintiff filed an amended complaint on August 25, 2017. We have filed a motion to dismiss the amended complaint, which is pending. We believe that the complaint is without merit and intend to defend against the litigation. There can be no assurance, however, that we will be successful. A resolution of this lawsuit adverse to the Company or the other defendants could have a material effect on our consolidated financial position and results of operations in the period in which the lawsuit is resolved. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        On June 30, 2017, a purported shareholder derivative complaint was filed in the U.S. District Court for the District of Delaware against certain of our present and former directors and the Company as a nominal defendant, alleging breach of fiduciary duties, waste of corporate assets, unjust enrichment, and violations of Section 14(a) of the Securities Exchange Act of 1934, alleging that compensation awarded to the director defendants was excessive. The parties have reached a settlement of the action whereby the Company agreed to seek shareholder approval for certain changes to non-director executive compensation. The Company also has agreed to pay $300,000 in attorney's fees to plaintiff's counsel, which has been accrued as of June 30, 2018. The settlement is subject to final approval by the Court. The Court has scheduled a fairness hearing for August 30, 2018. There can be no assurance, however, that the settlement will be approved. At present, we are unable to estimate potential losses should the settlement not be approved.

        On July 27, 2017, a purported shareholder derivative complaint was filed in the U.S. District Court for the District of Massachusetts against certain of our present and former directors and the Company as a nominal defendant, alleging breach of fiduciary duty, unjust enrichment and violations of Section 14(a) of the Securities Exchange Act of 1934 alleging that compensation awarded to the director defendants was excessive and seeking redress for purported actions related to the Company's January 2015 follow-on public offering and public statements. On September 26, 2017, the plaintiff filed an amended complaint which eliminated all claims regarding allegedly excessive director pay. On October 27, 2017, the defendants filed a motion to dismiss the amended complaint. The court heard oral argument on the motion to dismiss on April 5, 2018. On April 13, 2018, the court granted the defendants' motion to dismiss the complaint for failure to state a claim for relief under Section 14(a). The court also dismissed the plaintiffs' pendent state law claims without prejudice, based on lack of subject matter jurisdiction. On April 25, 2018, the plaintiffs moved for leave to amend the complaint, and to stay this case pending the outcome of the Westmoreland Federal Action and the Dahhan Action. The defendants do not believe that the proposed amended complaint cures the defects in the

OvaScience, Inc.

Notes to Unaudited, Condensed Consolidated Financial Statements (Continued)

10. Commitments and contingencies (Continued)

current complaint, but have informed plaintiffs' counsel that, in the interest of judicial economy, the defendants would not oppose the proposed amendment if the court would consider staying the case pending the resolution of the pending Westmoreland Federal Action and the Dahhan Action. On April 27, 2018, the court granted the plaintiffs' motion for leave to amend the complaint and for a stay. On April 30, 2018, the plaintiffs filed their second amended complaint. Per the court's order on April 27, 2018, the case will be stayed upon the filing of the second amended complaint. We believe that the complaint is without merit and intend to defend against the litigation. There can be no assurance, however, that we will be successful. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        We are not party to any other material litigation in any court.

11. Subsequent Events

        On August 8, 2018, we entered into a definitive agreement with Millendo Therapeutics, Inc. ("Millendo") under which Millendo will merge with OvaScience in an all-stock transaction. The merger will create a leading rare endocrine disease company focused on the development of distinct and transformative treatments for several diseases where there is a significant unmet medical need. Upon completion of the merger, OvaScience will be renamed Millendo Therapeutics, Inc., and is expected to trade on the Nasdaq Capital Market under the ticker symbol MLND.

        An investor syndicate has committed to invest up to $30 million in the combined company, which will fund the further development, potential approval and commercialization of Millendo's lead assets, livoletide and nevanimibe, and is expected to close before or concurrently with the completion of the merger. The total cash balance of the combined company following the closing of the merger and the financing is expected to be at least $70 million.

        On a pro forma basis and based upon the number of shares of OvaScience common stock to be issued in the merger, current OvaScience shareholders will own approximately 20% of the combined company and current Millendo investors will own approximately 80% of the combined company (before accounting for the additional financing transaction). The actual allocation will be subject to adjustment based on OvaScience's net cash balance at the time of closing. The transaction has been approved by the board of directors of both companies. The merger is expected to close in the fourth quarter of 2018, subject to the approval of OvaScience shareholders at a special shareholder meeting, as well as other customary conditions.

        The combined company will be led by Julia Owens, Ph.D., Millendo Chief Executive Officer and President, and will be headquartered in Ann Arbor, Michigan.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of OvaScience, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of OvaScience, Inc. as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.
Boston, Massachusetts
March 15, 2018

OvaScience, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$15,703	$43,930
Short-term investments	51,500	70,458
Prepaid expenses and other current assets	1,578	2,056

Total current assets	68,781	116,444
Property and equipment, net	3,113	5,572
Investment in joint venture	146	65
Restricted cash	789	439
Other long-term assets	24	23

Total assets	$72,853	$122,543

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$2,242	$2,183
Accrued expenses and other current liabilities	5,562	11,026

Total current liabilities	7,804	13,209
Other non-current liabilities	751	1,116

Total liabilities	8,555	14,325
Commitments and contingencies (Note 14)
Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding		—
Common stock, $0.001 par value; 100,000,000 shares authorized; 35,725,230 and 35,641,505 shares issued and outstanding at December 31, 2017 and 2016, respectively	36	36
Additional paid-in capital	365,769	358,419
Accumulated other comprehensive loss	(27)	(60)
Accumulated deficit	(301,480)	(250,177)

Total stockholders' equity	64,298	108,218

Total liabilities and stockholders' equity	$72,853	$122,543

The accompanying notes are an integral part of these consolidated financial statements.

OvaScience, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except per share data)

	Year Ended December 31,
	2017	2016	2015
Revenues	$295	$653	$277
Costs and expenses:
Costs of revenues	790	5,401	2,249
Research and development	18,337	21,641	18,433
Selling, general and administrative	27,744	49,223	51,594
Restructuring	4,030	5,400	—

Total costs and expenses	50,901	81,665	72,276

Loss from operations	(50,606)	(81,012)	(71,999)
Interest income, net	752	659	436
Other expense, net	(36)	(164)	(20)
Loss from equity method investment	(1,018)	(1,542)	(1,561)

Loss before income taxes	(50,908)	(82,059)	(73,144)
Income tax expense	67	201	75

Net loss	$(50,975)	$(82,260)	$(73,219)

Net loss per share—basic and diluted	$(1.43)	$(2.56)	$(2.70)

Weighted average number of shares used in net loss per share—basic and diluted	35,675	32,148	27,085

Net loss	$(50,975)	$(82,260)	$(73,219)
Other comprehensive loss:
Unrealized gain (loss) on available-for-sale securities	33	110	(144)

Comprehensive loss	$(50,942)	$(82,150)	$(73,363)

The accompanying notes are an integral part of these consolidated financial statements.

OvaScience, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)

	Common stock
				Accumulated other comprehensive gain (loss)
			Additional paid-in capital		Accumulated deficit	Total stockholders' equity
	Shares	Amount
Balance at January 1, 2015	24,084,637	$24	$150,025	$(26)	$(94,698)	$55,325
Issuance of common stock under public offering, net of underwriters' discounts and issuance costs	2,645,000	3	124,060	—	—	124,063
Vesting of Founders stock	329,021	—	—	—	—	—
Issuance of common stock to board of directors	15,808	—	165	—	—	165
Exercise of stock options	208,734	—	1,440	—	—	1,440
Stock-based compensation expense	—	—	19,337	—	—	19,337
Vesting of restricted stock	13,547	—	(117)	—	—	(117)
Unrealized loss on investments	—	—	—	(144)	—	(144)
Net loss	—	—	—	—	(73,219)	(73,219)

Balance at December 31, 2015	27,296,747	$27	$294,910	$(170)	$(167,917)	$126,850

Issuance of common stock under public offering, net of underwriters' discounts and issuance costs	8,222,500	9	53,916	—	—	53,925
Issuance of common stock to board of directors	42,047	—	154	—	—	154
Exercise of stock options	63,961	—	224	—	—	224
Stock-based compensation expense	—	—	9,215	—	—	9,215
Vesting of restricted stock	16,250	—	—	—	—	—
Unrealized gain on investments	—	—	—	110	—	110
Net loss	—	—	—	—	(82,260)	(82,260)

Balance at December 31, 2016	35,641,505	$36	$358,419	$(60)	$(250,177)	$108,218

Issuance of common stock to board of directors	83,725	—	129	—	—	129
Stock-based compensation expense	—	—	6,893	—	—	6,893
Unrealized gain on investments	—	—	—	33	—	33
Adjustment to beginning accumulated deficit and additional paid-in capital resulting from the adoption of ASU 2016-09	—	—	328	—	(328)	—
Net loss	—	—	—	—	(50,975)	(50,975)

Balance at December 31, 2017	35,725,230	$36	$365,769	$(27)	$(301,480)	$64,298

The accompanying notes are an integral part of these consolidated financial statements.

OvaScience, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net loss	$(50,975)	$(82,260)	$(73,219)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,650	2,238	1,286
Impairment of property and equipment	—	147	—
Impairment of property and equipment related to restructuring	422	1,994	—
Amortization of premium on debt securities	59	659	1,116
Stock-based compensation expense	6,893	9,215	19,337
Issuance of common stock for board of directors fees	129	154	165
Net loss on equity method investment	1,018	1,542	1,561
Changes in operating assets and liabilities:
Prepaid expenses and other assets	937	946	(1,113)
Accounts payable	68	(1,178)	(171)
Accrued expenses, current and other non-current liabilities	(5,752)	4,809	752

Net cash used in operating activities	(45,551)	(61,734)	(50,286)

Cash flows from investing activities:
Investment in joint venture	(1,100)	(1,750)	(1,500)
Purchases of property and equipment	(158)	(2,586)	(5,229)
Maturities of short-term investments	87,789	72,013	53,528
Sales of short-term investments	—	23,089	10,817
Purchases of short-term investments	(68,857)	(82,671)	(95,225)
(Decrease) increase in restricted cash	(350)	197	(681)

Net cash provided by (used in) by investing activities	17,324	8,292	(38,290)

Cash flows from financing activities:
Net proceeds from the issuance of common stock	—	53,925	124,063
Issuances of common stock under benefit plans, net of withholding taxes paid	—	223	1,323

Net cash provided by financing activities	—	54,148	125,386

Net (decrease) increase in cash and cash equivalents	(28,227)	706	36,810
Cash and cash equivalents at beginning of period	43,930	43,224	6,414

Cash and cash equivalents at end of period	$15,703	$43,930	$43,224
Supplemental disclosure of non-cash investing activity
Additions of property and equipment included in accounts payable and accrued liabilities	$25	$55	$1,003

The accompanying notes are an integral part of these consolidated financial statement.

OvaScience, Inc.

Notes to Consolidated Financial Statements

1. Organization

        OvaScience, Inc., incorporated on April 5, 2011 as a Delaware corporation, is a global fertility company developing proprietary potential treatments for female fertility based on scientific discoveries about the existence of egg precursor, or EggPCSM, cells. As used in these consolidated financial statements, the terms "OvaScience," "the Company," "we," "us," and "our" refer to the business of OvaScience, Inc. and its wholly owned subsidiaries. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing our technology, identifying potential fertility treatments, developing the OvaPrimeSM treatment, the OvaTureSM treatment and the AUGMENTSM treatment, introducing AUGMENT in select international in vitro fertilization ("IVF") clinics and determining the regulatory and development path for our fertility treatments. We have generated limited revenues to date, and do not anticipate significant revenues in the near term. On June 21, 2017, we announced that we will continue to focus on advancing OvaPrime in clinical development and OvaTure in preclinical development and will discontinue ongoing efforts related to the AUGMENT treatment outside of North America. To better align our organization with these strategic priorities, we restructured our workforce and reduced our workforce by approximately 50%. On January 3, 2018, we announced we will further restructure our organization and will reduce our workforce by approximately 50% in order to execute our corporate strategy more efficiently with a leaner and more nimble organization.

        We are subject to a number of risks similar to other life science companies, including, but not limited to, the need to obtain adequate additional funding, risks associated with clinical and preclinical development, the need to develop and obtain marketing approval for certain of our fertility treatments, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of our fertility treatments and protection of proprietary technology. If we do not successfully develop and commercialize any of our fertility treatments, we will be unable to generate treatment revenue or achieve profitability. As of December 31, 2017 we had an accumulated deficit of approximately $301.5 million.

Liquidity

        We have incurred annual net operating losses in each year since our inception. We have generated limited treatment revenues related to our primary business purpose and have financed our operations primarily through private placements of our preferred stock, which was subsequently converted to common stock, and public sales of our common stock and interest income earned on cash, cash equivalents, and short-term investments balances.

        We have devoted substantially all of our financial resources and efforts to the research and development of our OvaPrime and OvaTure fertility treatments and the introduction of AUGMENT in select international IVF clinics. We expect to continue to incur significant expenses related to the research and development of OvaPrime and OvaTure and incur operating losses for the next several years.

        We believe that our cash and cash equivalents and short-term investments of approximately $67.2 million at December 31, 2017, will be sufficient to fund our current operating plan for at least the next 12 months. There can be no assurances, however, that the current operating plan will be achieved or that additional funding, if needed, will be available on terms acceptable to us, or at all.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

        Our consolidated financial statements include the accounts of OvaScience, Inc. and our wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation. The financial statements are presented in United States dollars, our functional currency.

Cash Equivalents and Short-term Investments

        Cash equivalents and short-term investments primarily consist of money market funds, corporate debt securities and government debt securities. Corporate debt securities include obligations issued by corporations in countries other than the United States, including some issues that have not been guaranteed by governments and government agencies. We consider all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents, which consist of money market funds, are stated at fair value.

        The appropriate classification of short-term investments is determined at the time of purchase and reevaluated at each balance sheet date. We have classified all of our short-term investments at December 31, 2017 and 2016 as available-for-sale. We carry available-for-sale securities at fair value, with the unrealized gains and losses reported in accumulated other comprehensive loss, which is a separate component of stockholders' equity.

Fair Value Measurements

        We define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value based on the assumptions market participants use when pricing the asset. We also use the fair value hierarchy that prioritizes the information used to develop these assumptions.

Restricted Cash

        Restricted cash consists of balances held on deposit with major financial institutions to collateralize letters of credit in the names of our landlords pursuant to certain operating lease agreements. We disclose these amounts separately on our consolidated balance sheet as restricted cash.

Concentrations of Risk

        Cash, cash equivalents and short-term investments are the only financial instruments we have that are subject to concentration of credit risk. Cash and cash equivalents are primarily maintained with two major financial institutions in the United States. Deposits at banks may exceed the insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. Short-term investments consist of investment grade corporate debt securities that mature within one to two years. Our investment policy, which has been approved by our board of directors, limits the amount we may invest in any one issuer of investments, thereby reducing credit risk concentrations.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Segment Information

        We make operating decisions based upon the performance of the enterprise as a whole and utilize our consolidated financial statements for decision making. We operate in one segment, which focuses on developing treatments dedicated to the treatment of female infertility.

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base those estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

        To date, our revenues have consisted solely of sales of AUGMENT. We apply the revenue recognition guidance in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605, Revenue Recognition. We recognize revenue from AUGMENT sales when there is persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, collectability is reasonably assured and we have no further performance obligations.

        On October 25, 2017, we executed a collaborative access agreement (the "Agreement") with the IVF Japan Group, under which we provided the IVF Japan Group with an exclusive license only in Japan to offer AUGMENT. The Agreement has an initial term of one year (the "Initial Term"). During the Initial Term, IVF Japan Group will pay us a fixed amount of $1,000 per AUGMENT cycle and will reimburse us for all lab operations and personnel costs, which we anticipate to be approximately $0.2 million for the Initial Term, and are payable in nonrefundable quarterly installments on the first day of each quarter. We do not anticipate material revenues and cash inflows as a result of the Agreement.

        We have generated limited revenue from AUGMENT and following our December 2016 decision to slow the commercial expansion and June 2017 decision to no longer offer AUGMENT on a commercial basis outside of North America, we do not anticipate generating significant revenues from AUGMENT.

Costs of Revenues

        Cost of revenues includes all costs directly related to providing AUGMENT, which consists primarily of labor, material, facilities, warehousing and other overhead expenses. Cost of revenues also include depreciation expense related to certain equipment used as part of AUGMENT.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Research and Development Costs

        We expense research and development costs to operations as incurred. Research and development expenses consist of costs associated with research activities, including the costs of development of treatments and advances in the field of infertility. Research and development expenses consist of:

  •
  employee-related expenses, including salaries, benefits, travel and stock-based compensation expense;

  •
  external research and development expenses incurred under arrangements with third parties, such as contract research organizations, contract manufacturing organizations and consultants; and

  •
  facilities and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and laboratory and other supplies.

Selling, general and administrative costs

        We expense selling, general and administrative costs as incurred. Selling, general and administrative costs consist of ongoing costs to run our daily operations.

Stock-based Compensation

        For stock options and restricted stock units granted to employees and directors with only service-based vesting conditions, we measure stock-based compensation expense at the grant date based on the estimated fair value of the award, and recognize it as expense over the requisite service period on a straight-line basis. We record the expense of stock options and restricted stock units granted to non-employees for services rendered based on the estimated fair value of the stock option or restricted stock unit as applicable as of the respective vesting date. Further, we expense the fair value of non-employee stock options and restricted stock units that contain only service-based vesting conditions over the requisite service period of the underlying stock options. For awards with performance conditions, we estimate the likelihood of satisfaction of the performance criteria, which affects the number of awards expected to vest and the period over which the expense is recognized, and recognize the expense using the accelerated attribution model, to the extent achievement of the performance condition is deemed probable. We use the Black-Scholes valuation model in determining the fair value of stock options.

        In the first quarter of 2017, we adopted Accounting Standard Update ("ASU") No. 2016-09 Compensation—Stock Compensation and have changed our accounting policy regarding the accounting for forfeitures and have elected to account for forfeitures as they occur. We adopted ASU 2016-09, using a modified retrospective approach and recorded a cumulative catch-up to increase accumulated deficit by approximately $0.3 million as of January 1, 2017.

Income Taxes

        We are subject to taxes in the United States and various state authorities as well as foreign jurisdictions in which we operate. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax basis of assets and liabilities, as well as net operating loss and tax credit carryforwards, and

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization. The effect of a change in tax rate on deferred taxes is recognized in income or loss in the period that includes the enactment date.

        We apply judgment in the determination of the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We recognize any material interest and penalties related to unrecognized tax benefits in income tax expense.

        Due to the uncertainty surrounding the realization of the net deferred tax assets in future periods, we have recorded a full valuation allowance against our otherwise recognizable net deferred tax assets as of December 31, 2017 and 2016.

Property and Equipment

        Property and equipment is stated at cost. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the applicable assets or leasehold improvements, respectively. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective account and resulting gain or loss, if any, is included in current operations. Repairs and maintenance charges that do not increase the useful life of the assets are charged to operations as incurred. Property and equipment are depreciated over the following periods:

Laboratory equipment	3 - 5 years
Furniture	5 years
Computer equipment	3 years
Leasehold improvements	Shorter of asset life or lease term

Impairment of Long-Lived Assets

        We evaluate our long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances have occurred that indicate that the carrying amount of a long-lived asset may not be recovered. Recoverability of these assets is assessed based on undiscounted expected future cash flows from the assets, considering a number of factors, including past operating results, budgets and economic projections, market trends, and potential fertility treatment development cycles. Impairment in the carrying value of each asset is assessed when the undiscounted expected future cash flows, including its eventual residual value, derived from the asset are less than its carrying value. An impairment loss would be recognized in an amount equal to the excess of the carrying amount over the fair value of the asset(s). Impairments, if any, are recognized in continuing operations.

        For the years ended December 31, 2017 and 2016, as the result of our corporate strategy and restructuring initiatives, we recorded a fixed asset impairment charges of $0.4 million and $2.0 million, respectively. No fixed asset impairment charges were recorded for the year ended December 31, 2015.

Net Loss per Share

        Basic and diluted net loss per common share is calculated by dividing net loss by the weighted average number of shares outstanding during the period. Potentially dilutive shares, including

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

outstanding stock options and unvested restricted stock, are only included in the calculation of diluted net loss per share when their effect is dilutive.

Recent Accounting Pronouncements

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting. ASU 2017-09 clarifies the term modification and provides guidance on when to apply modification accounting, specifically when changes to the terms or conditions of a share-based payment occur. Entities should account for the effects of a modification unless all of the following conditions are met: (1) there is no change in the fair value of the award, (2) there is no change in the vesting conditions, and (3) there is no change in classification of the award as liability or equity. We adopted ASU 2017-09 for the period ending June 30, 2017, and the adoption of ASU 2017-09 did not have a material impact on our financial statements and the footnote disclosures thereto.

        In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years using a retrospective transition method to each period presented. Early adoption is permitted. We do not believe the adoption of ASU 2016-18 will have a material impact on our consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 requires changes in the presentation of debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This update is effective for annual and interim periods beginning after December 15, 2017 using a retrospective transition method to each period presented. Early adoption is permitted. We do not believe the adoption of ASU 2016-15 will have a material impact on our consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases, which is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for both operating and financing leases with lease terms of more than 12 months. In addition, ASU 2016-02 requires the use of the modified retrospective method, which will require adjustment to all comparative periods presented in the consolidated financial statements. The amendment is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted. We are currently assessing the impact ASU 2016-02 will have on our consolidated financial statements and footnote disclosures thereto.

        In August 2015, the FASB issued ASU No. 2015-14 Revenue from Contracts with Customers, which defers the effective date of ASU No. 2014-09 by one year. ASU 2014-09 amends the guidance for accounting for revenue from contracts with customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and creates a new Topic 606,

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers. This guidance is now effective for fiscal years beginning after December 15, 2017, with early adoption permitted for annual periods beginning after December 15, 2016. Two adoption methods are permitted: retrospectively to all prior reporting periods presented, with certain practical expedients permitted; or retrospectively with the cumulative effect of initially adopting the ASU 2014-09 recognized at the date of initial application. We will adopt ASU 2015-14 as of January 1, 2018, using the modified retrospective approach and will apply the standard only to contracts that have not yet been completed as of the adoption date. We will report new disclosures required by this guidance within our Form 10-Q for the interim period ending March 31, 2018. The impact under this methodology to our previously reported revenues is insignificant in the periods reported, with no effect to reported revenues in the fiscal year ended December 31, 2017.

3. Business Agreements

Collaborative Access Agreement with IVF Japan Group

        On October 25, 2017, we executed a collaborative access agreement (the "Agreement") with the IVF Japan Group, under which we provided the IVF Japan Group with an exclusive license only in Japan to offer AUGMENT. The Agreement has an initial term of 1 year (the "Initial Term"). The Agreement terminates (i) at the end of the Initial Term unless there is mutual consent by both parties and the Agreement is extended or (ii) in the event of a material breach that is not cured within 30 days. During the Initial Term, IVF Japan Group will pay us a fixed amount of $1,000 per AUGMENT cycle and will reimburse us for all lab operations and personnel costs, which we anticipate to be approximately $0.2 million for the Initial Term, and are payable in nonrefundable quarterly installments on the first day of each quarter. The IVF Japan Group is also responsible to reimburse us for the cost of materials for AUGMENT for all cycles in excess of 100 which are estimated at $2,000 per cycle. We will retain the worldwide commercialization rights for AUGMENT outside of Japan and will continue ongoing activities related to AUGMENT in North America.

        For the period ending December 31, 2017, we recorded revenue of approximately $63,400 comprised of $8,400 in fees for AUGMENT cycles performed and reimbursements of $55,000 related to lab operations and personnel costs. We recorded these fees as revenue within our consolidated statement of operation and comprehensive loss for the period ending December 31, 2017 in accordance with the ASC 605-45 Principal Agent Considerations as we have determined we are the primary obligor in the arrangement.

        The Agreement states the IVF Japan Group has guaranteed a minimum of 50 AUGMENT cycles during the Initial Term and we are recognizing $50,000 of guaranteed AUGMENT fees on a straight-line basis over the Initial Term as that is the manner in which services will be provided. We recognize the quarterly nonrefundable reimbursement of personnel related costs of $55,000 as revenue at the time of invoicing as we have no further performance obligations.

Exclusive License Agreement with Massachusetts General Hospital

        We acquired an exclusive, royalty-bearing, worldwide license pursuant to a license agreement, as amended, with Massachusetts General Hospital, or MGH and The President and Fellows of Harvard College, or Harvard to make, use and sell products covered by the licensed patent rights. These rights include the technology used as part of AUGMENT and our other fertility treatments.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Business Agreements (Continued)

        Under the agreement, as amended, we agreed to pay MGH upfront license fees and reimbursed patent related fees and costs incurred by MGH and Harvard totaling approximately $0.4 million in the aggregate. We also agreed to pay MGH annual license fees, annual maintenance fees, milestone payments, royalties as a percentage of net sales and a percentage of sublicense income that we receive. Annual license fees are creditable against royalties. Annual maintenance fees are due beginning in the third year of the agreement and are not creditable against royalties. Milestone payments of up to an aggregate of approximately $10.7 million are triggered upon the achievement of specified developmental and commercialization milestones and are not creditable against royalties. The royalty rate is in the low single digits as a percentage of net sales. Net sales do not include amounts billed to patients by clinics and medical practices that use licensed products or perform licensed services for such patients, but do include the amounts paid to us by such clinics and medical practices.

Former Collaboration with Intrexon

        In December 2013, we entered into a collaboration agreement, the OvaTure Collaboration, with Intrexon, governing the use of Intrexon's synthetic biology technology platform for the accelerated development of our OvaTure platform. The OvaTure Collaboration provided that Intrexon would deliver laboratory and animal data to support the successful filing of an IND for OvaTure.

        We participated as an equal member on the Joint Steering Committee, or JSC and Intellectual Property Committee, IPC. The JSC agreed upon the services and the activities to be included in the work plan, and IPC had authority over intellectual property matters. We had the tie-breaking vote if there are any disputes with the JSC.

Technology Access Fee Payable to Intrexon

        The technology access fee paid to Intrexon was comprised of (1) the issuance of 273,224 shares, or $2.5 million of common stock and (2) a $2.5 million cash payment.

        The shares issued to Intrexon are subject to "piggy-back" registration rights that entitle Intrexon, unless waived, to have the shares included in any new registration statement filed in connection with an underwritten public offering, subject to underwriter cutback.

Research and Development Funding and Potential Commercial Milestone

        The JSC also approved a budget for services to be performed under the work plan. We have reimbursed and will reimburse Intrexon for research and development services performed, as dictated by the approved budget. If applicable, OvaScience will also make a commercial milestone payment three months after the first commercial sale of OvaTure.

Termination Rights

        On February 1, 2018, we provided Intrexon with written notice of termination of the OvaTure Collaboration. We believe that we can best continue the development of OvaTure by building out our internal capabilities and expertise under the leadership of Dr. James Lillie, our Chief Scientific Officer, and engaging with contract research organizations that have specific, complementary capabilities to our own.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Business Agreements (Continued)

Royalties

        Certain laboratory and animal data necessary to support the successful filing of an IND application would create an obligation to pay Intrexon a mid-single digit royalty on net sales of potential OvaTure fertility treatments. The exact royalty will depend upon the timing of the completion of the milestone.

OvaXon Joint Venture

        On December 18, 2013, we also entered into a joint venture with Intrexon to leverage Intrexon's synthetic biology technology platform and our technology relating to EggPC cells to focus on developing significant improvements in human and animal health. We and Intrexon formed OvaXon, LLC, or OvaXon, to conduct the joint venture. Each party contributed $1.5 million of cash to OvaXon, each has a 50% equity interest and all costs and profits will be split accordingly. Each party will also have 50% control over OvaXon and any disputes between us and Intrexon will be resolved through arbitration, if necessary.

        Starting in August 2017, Intrexon continued bovine EggPC work for us under the OvaTure Collaboration rather than under the OvaXon joint venture (the "August 2017 Amendment"). We are in discussions with Intrexon regarding the future of the OvaXon joint venture.

        OvaXon no longer qualifies as a variable interest entity as given the August 2017 Amendment. Our future losses associated with OvaXon will be limited. We and Intrexon have equal ability to direct the activities of OvaXon through JSC and IPC membership and 50% voting rights and therefore ability to exert significant influence over OvaXon. As we have the ability to exert significant influence over OvaXon, in accordance with ASC 323 Equity Method and Joint Ventures, we will continue to account for OvaXon under the equity method and not consolidate.

        We recorded losses from equity method investments related to OvaXon of $1.0 million for the year ending December 31, 2017 and $1.5 million for each of the years ending December 31, 2016 and 2015.

        As of December 31, 2017 and 2016, our investment in OvaXon was approximately $0.1 million included within other current assets on our consolidated balance sheets. Each party contributed $1.1 million and $1.8 million for the years ending December 31, 2017 and 2016, respectively. Our maximum exposure to loss with respect to our joint venture is limited to the carrying amount of the investment and any unfunded commitment.

4. Fair value Measurements

        The fair value of our financial assets reflects our estimate of amounts that we would have received in connection with the sale of such assets in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of our assets, we seek to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (our assumptions about how market participants would price assets and liabilities). We use the following fair value hierarchy to classify assets based on the observable inputs and unobservable inputs we used to value our assets and liabilities:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

4. Fair value Measurements (Continued)

  •
  Level 2—quoted prices for similar assets in active markets or inputs that are observable for the asset, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

  •
  Level 3—unobservable inputs based on our assumptions used to measure assets at fair value.

        The following tables summarize our assets that are measured at fair value as of December 31, 2017 and 2016 (in thousands):

Description	Balance as of December 31, 2017	Level 1	Level 2	Level 3
Assets:
Cash and money market funds	$15,703	$15,703	$—	$—
Corporate debt securities (including commercial paper)	35,531	—	35,531	—
U.S. government securities	15,969	—	15,969	—

Total assets	$67,203	$15,703	$51,500	$—

Description	Balance as of December 31, 2016	Level 1	Level 2	Level 3
Assets:
Cash and money market funds	$43,930	$43,930	$—	$—
Corporate debt securities (including commercial paper)	48,466	—	48,466	—
U.S. government securities	21,992	—	21,992	—

Total assets	$114,388	$43,930	$70,458	$—

5. Cash, Cash Equivalents and Short-term Investments

        The following tables summarize our cash, cash equivalents and short-term investments as of December 31, 2017 and 2016 (in thousands):

December 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and money market funds	$15,703	$—	$—	$15,703
Corporate debt securities:
Due in one year or less	38,053	—	(21)	38,032
U.S. government securities:
Due in one year or less	13,474	—	(6)	13,468

Total	$67,230	$—	$(27)	$67,203

Reported as:
Cash and cash equivalents	$15,703	$—	$—	$15,703
Short-term investments	51,527	—	(27)	51,500

Total	$67,230	$—	$(27)	$67,203

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

5. Cash, Cash Equivalents and Short-term Investments (Continued)

December 31, 2016	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and money market funds	$43,930	$—	$—	$43,930
Corporate debt securities:
Due in one year or less	48,492	3	(29)	48,466
U.S. government securities:
Due in one year or less	14,013	—	(16)	13,997
Due in two years or less	8,013	—	(18)	7,995

Total	$114,448	$3	$(63)	$114,388

Reported as:
Cash and cash equivalents	$43,930	$—	$—	$43,930
Short-term investments	70,518	3	(63)	70,458

Total	$114,448	$3	$(63)	$114,388

        At December 31, 2017 and 2016 we held ten and twenty-one debt securities that had been in an unrealized loss position for less than 12 months, respectively. The aggregate fair value of these securities was $22.9 million and $46.6 million at December 31, 2017 and 2016, respectively. As of December 31, 2017, we held one security with a fair value of $5.0 million that had been in a continuous unrealized loss position for greater than 12 months. We evaluated our securities for other-than-temporary impairments based on quantitative and qualitative factors, and we considered the decline in market value for the ten debt securities in an unrealized loss for less than 12 months and the one security in an unrealized loss position greater than 12 months as of December 31, 2017 to be primarily attributable to current economic and market conditions. We will likely not be required to sell these securities, and we do not intend to sell these securities before the recovery of their amortized cost bases, which recovery is expected within the next 12 months. Based on our analysis, we do not consider these investments to be other-than-temporarily impaired as of December 31, 2017 and 2016.

        As of December 31, 2017, we held $12.0 million in financial institution debt securities and other corporate debt securities located in Australia, Luxembourg, Norway and Sweden. As of December 31, 2016, we held $11.5 million in financial institution debt securities and other corporate debt securities located in Canada, the United Kingdom, New Zealand, Norway and Sweden.

        We had immaterial unrealized losses on our short-term investments for the year ended December 31, 2017. We had immaterial realized gains on our short-term investments for the years ended December 31, 2016 and 2015.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Property and Equipment

        Property and equipment, net as of December 31, 2017 and 2016 follows (in thousands):

	As of December 31,
	2017	2016
Laboratory equipment	$3,480	$5,184
Furniture	371	793
Computer equipment	208	208
Leasehold improvements	2,754	2,815

Total property and equipment, gross	6,813	9,000
Less: accumulated depreciation and amortization	(3,700)	(3,428)

Total property and equipment, net	$3,113	$5,572

        We recorded depreciation and amortization expense of $1.7 million, $2.2 million and $1.3 million for the years ended December 31, 2017, 2016, and 2015, respectively. We have $2.3 million of property and equipment, net in the United States and the remaining $0.8 million is located at our clinic accounts in various international regions.

        In December 2016, we initiated a corporate restructuring and concluded a portion of the carrying value of our assets was not recoverable. For the year ending December 31, 2016. We recorded an impairment charge of $2.0 million included within our consolidated statement of operations and comprehensive loss. In January 2017, we commenced a search to find a buyer for certain of these excess fixed assets, primarily comprised of laboratory equipment with a carrying value of $0.5 million. As of January 31, 2017, we met the criteria to classify such assets as held-for-sale and estimated the fair value less costs to sell these assets at $0.5 million. In June 2017, we initiated the first part of our plan to sell a portion of the fixed assets classified as held-for-sale, consisting primarily of fixed assets located domestically and completed the sale of these assets with a carrying value of $0.2 million in July 2017 and received net proceeds of $0.3 million. We recorded a gain on the sale of these excess assets of $0.1 million which is included in loss from continuing operations in our consolidated statements of operations and comprehensive loss for the year ending December 31, 2017. We anticipate completing the sale of the remaining $0.3 million assets, primarily those located internationally in the first quarter of 2018. These assets are classified as held-for-sale and included within other current assets on our condensed consolidated balance sheets for the period ending December 31, 2017.

        In June 2017, we announced we will discontinue ongoing efforts related to AUGMENT outside of North America. As a result, we evaluated our fixed assets for impairment as of June 2017 and concluded that a portion of the carrying value of our assets was not recoverable. We recorded an impairment charge of $0.3 million for the year ended December 31, 2017, included within our condensed consolidated statements of operation and comprehensive loss. We determined the fair value of the assets subject to impairment based on expected future cash flows using Level 2 inputs under ASC 820.

        On January 3, 2018, we announced a corporate restructuring in which we would reduce our workforce by approximately 50% and based on factors existing as of December 31, 2017, we determined a portion of the carrying value of our assets was not recoverable, primarily our laboratory and site equipment and our corporate fixed assets such as furniture. We recorded an impairment charge of $0.2 million related to these assets after comparing the fair value of the fixed assets to their

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Property and Equipment (Continued)

carrying values. We determined the fair value of the assets subject to impairment based on expected future cash flows using Level 2 inputs under ASC 820.

7. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consist of the following as of December 31, 2017 and 2016 (in thousands):

	December 31, 2017	December 31, 2016
Compensation and related benefits	$2,215	$5,869
Development, site costs, and contract manufacturing	519	524
Legal, audit and tax services	1,542	1,280
Consulting	160	888
Deferred rent	334	309
Other accrued expenses and other current liabilities	792	2,156

	$5,562	$11,026

        Other accrued expenses consist of accrued costs related to travel, equipment purchases, lab supplies and other miscellaneous costs.

8. Common Stock

        In January 2015, we issued and sold in an underwritten public offering an aggregate of 2,645,000 shares of our common stock at $50.00 per share, which included 345,000 shares that represented the full exercise of an option to purchase additional shares granted to the underwriters in connection with the offering. The shares included in this offering were registered under the Securities Act of 1933, or Securities Act, pursuant to a registration statement on Form S-3 (File No. 333-200040) that the SEC, or Securities and Exchange Commission, declared effective on November 21, 2014. The offering resulted in $124.1 million of net proceeds, after deducting underwriting discounts and commissions and other offering expenses payable by us.

        In June 2016, we issued and sold in an underwritten public offering an aggregate of 8,222,500 shares of our common stock at $7.00 per share, which included 1,072,500 shares that represented the full exercise of an option to purchase additional shares granted to the underwriters in connection with the offering. The shares included in this offering were registered under the Securities Act, pursuant to a registration statement on Form S-3 (File No. 333-209778) that the SEC declared effective on May 5, 2016. The offering resulted in $53.9 million of net proceeds, after deducting underwriting discounts and commissions and other offering expenses payable by us.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

8. Common Stock (Continued)

        We have reserved the following shares of common stock for the potential exercise of stock options and issuance of shares upon vesting of restricted stock units (in thousands):

	December 31, 2017	December 31, 2016
Outstanding stock options	5,746	4,611
Outstanding restricted stock units	—	50

9. Stock-Based Compensation

        In March 2012, our board of directors and stockholders approved the 2012 Stock Incentive Plan (the "2012 Plan"). The 2012 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock units and other stock-based or cash awards to purchase shares of common stock to eligible employees, officers, directors and consultants. The number of shares of our common stock that are reserved for issuance under the 2012 Plan is equal to the sum of (1) 1,453,253 shares of common stock issuable under the 2012 Plan plus the number of shares of our common stock subject to outstanding awards under the 2011 Stock Incentive Plan (the "2011 Plan"), described below, that expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right (up to 679,622 shares) plus (2) an annual increase, to be added on the first day of each year beginning in 2013 and each subsequent anniversary until the expiration of the 2012 Plan, equal to the lowest of 975,000 shares of its common stock, 4.0% of the number of shares of our common stock outstanding on the first day of the year and an amount determined by our board of directors. Shares issued under the 2012 Plan are funded through the issuance of new shares. We ceased granting options under the 2011 Plan following the effective date of our registration of securities on Form 10.

Founders' stock

        For the year ended December 31, 2015, 329,021 of our Founder's stock vested and all the Founder's stock were fully vested as of December 31, 2015.

        We record stock-based compensation expense for the common stock subject to repurchase based on the grant date intrinsic value for employees and the vesting date intrinsic value for non-employees. All of the restricted shares were issued at fair value. We recognized stock-based compensation expense of $3.4 million and for the year ended December 31, 2015, for the Founders' stock. No stock-based compensation expense related to the Founder's shares was recognized for the years ended December 31, 2017 and 2016.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Stock-Based Compensation (Continued)

Stock options

        A summary of our stock option activity and related information is as follows:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2016	4,611,392	$14.42	8.23	$45
Granted	4,386,856	1.51
Forfeited / Canceled	(3,252,433)	9.63

Outstanding at December 31, 2017	5,745,815	7.28	8.32	43

Exercisable at December 31, 2017	2,370,335	13.37	7.08	42
Vested and expected to vest at December 31, 2017	5,745,815	7.28	8.32	43

        No stock options were exercised for the year ending December 31, 2017. The total intrinsic value (the amount by which the fair market value exceeded the exercise price) of stock options exercised was $0.3 million, and $6.7 million for the years ended December 31, 2016 and 2015, respectively.

        The fair value of each employee stock-based award is estimated on the grant date using the Black-Scholes option pricing model.

        The computation of expected volatility is based on a hybrid approach of blending our historical volatility with the historical volatility of a representative group of companies with similar characteristics to ours, including stage of potential fertility treatment development and life science industry focus. As a result of being an early stage fertility company with limited revenues, the representative group of companies has certain similar, but not all similar, characteristics to ours. We believe the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of ours.

        The fair value of each stock option is estimated using the Black-Scholes option pricing model using the following assumptions:

December 31,
	2017	2016	2015
Risk-free interest rate	1.3% - 2.2%	1.3% - 2.0%	1.6% - 2.3%
Dividend yield	—	—	—
Volatility	87% - 109%	78% - 89%	72% - 78%
Expected term (years)	2.0 - 6.9	5.3 - 9.9	5.3 - 9.9

        During the year ended December 31, 2017, we granted options to purchase 4,236,856 shares of our common stock with a weighted average exercise price of $1.51 per share at a weighted average grant date fair value of $1.14. During the year ended December 31, 2016, we granted options to purchase 2,570,600 shares of our common stock with a weighted average exercise price of $6.80 per share at a weighted average grant date fair value of $4.84. During the year ended December 31, 2015, we granted options to purchase 1,744,600 shares of our common stock to employees with a weighted average exercise price of $33.13 per share at a weighted average grant date fair value of $20.87.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Stock-Based Compensation (Continued)

        We recognized total stock-based compensation expense for employee stock option grants of $6.6 million, $8.7 million, and $14.1 million for the years ended December 31, 2017, 2016, and 2015, respectively.

        We granted 150,000, 10,000 and 50,500 options to purchase common stock with a weighted average exercise price of $1.60, $6.96 and $36.25 per share to non-employees for the year ended December 31, 2017, 2016 and 2015, respectively. Stock-based awards issued to non-employees are revalued at each reporting date until vested. We recognized total stock-based compensation of $0.3 million, $0.1 million, and $1.1 million for the year ended December 31, 2017, 2016, and 2015, respectively for these non-employee awards.

        On June 21, 2017, we executed an advisory agreement (the "Advisory Agreement") with Dr. Michelle Dipp, our then Executive Chair which provided for Dr. Dipp to transition to an advisory role with us effective September 1, 2017 and to provide advisory services to us through December 31, 2018. Under terms of the Advisory Agreement, as in effect on June 30, 2017, in the event Dr. Dipp's engagement with us terminates or a change of control occurs, all of Dr. Dipp's unvested awards will vest and remain exercisable for a period of two years.

        The Advisory Agreement resulted in a modification to Dr. Dipp's outstanding equity based awards. We reviewed Dr. Dipp's vested and unvested awards as of June 21, 2017 (the "Modification Date") and recognized stock-based compensation expense of $0.1 million for the nine months ended September 30, 2017 as a result of the modification.

        The service period for Dr. Dipp to earn any unvested awards as of the Modification Date was not considered substantive and resulted in the recognition of stock-based compensation expense of $2.7 million. This expense represented the unrecognized compensation expense for Dr. Dipp's unvested awards as of the Modification Date for awards that were granted in June 2014, December 2014 and March 2017, and the fair value of the stock options awards granted in conjunction with the execution of the Advisory Agreement.

        On August 3, 2017, the Advisory Agreement was amended (the "Modified Advisory Agreement") to permit the accelerated vesting of the June 2014 and December 2014 option grants prior to December 31, 2018 only in the event of a future termination "without cause" or resignation for "good reason" as defined in the Modified Advisory Agreement.

        At December 31, 2017 there was $4.2 million of total unrecognized compensation cost related to non-vested stock options. We expect to recognize these costs over a remaining weighted average period of 2.63 years.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Stock-Based Compensation (Continued)

Restricted stock units

        A summary of our restricted stock unit ("RSU") activity and related information is as follows:

	Shares	Weighted average grant date fair value
Outstanding at December 31, 2016	50,000	$7.15
Granted	—	—
Vested	—	—
Forfeited	(50,000)	7.15

Outstanding at December 31, 2017	—	$—

        We granted RSUs to Michelle Dipp, M.D., Ph.D., our then Executive Chair, in December 2014 and 2012. The RSUs issued at each date included a service-based award that vests evenly over eight quarters and a performance-based award that vests in two one-year tranches upon the achievement of certain performance conditions for the respective year, as determined by our board of directors. The grant date fair value of the service-based awards is based on the closing price of our common stock on the award date and the stock-based compensation expense for these service-based awards are recognized on a straight-line basis over the vesting period. The grant date fair value of the performance-based awards is based on the closing price of our common stock on the date that the performance criteria is established for each tranche and communicated to Dr. Dipp and the stock-based compensation for these performance-based awards is recognized over the requisite service period.

        The following table summarizes the December 9, 2014 award.

Award Type	Number of RSUs Granted	Grant Date Fair Value	RSUs Vested as of December 31, 2015
Service-based	30,902	$32.36	15,450
Performance-based—Year 1	11,588	$43.47	4,635
Performance-based—Year 2	11,588	$—	—

        The number of RSUs granted for the 2014 performance award is reflective of the maximum number of RSUs that can be earned, if the board of directors determines the performance criteria were achieved at 150%. On March 29, 2015 our board of directors established the 2015 performance criteria for the first tranche of the performance-based award and communicated the performance criteria to our then Chief Executive Officer. The grant date stock price of these performance-based RSUs was $43.47 per share. In December 2015 our board of directors determined that certain of the performance criteria had been met resulting in the partial vesting of the first tranche award.

        In January 2016, as part of Dr. Dipp's appointment as our Executive Chair all then outstanding RSUs previously issued to her were canceled, including the second tranche of the performance-based award and the remaining service based RSUs.

        For the year ended December 31, 2015, we recognized a total expense of $0.7 million related to the 2014 performance awards of which $0.5 million and $0.2 million were attributable to the service-based and performance-based awards, respectively.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Stock-Based Compensation (Continued)

        On December 3, 2015 we issued a total of 85,000 RSUs to certain senior executives and to a non-employee consultant with a grant date fair value of $9.81. This included 75,000 RSUs with service condition-based vesting as follows: 25% vesting on the first anniversary of the grant date and evenly thereafter until the fourth anniversary of the grant date. The remaining 10,000 RSUs were issued with service condition-based vesting that occurs monthly over 12 months from the grant date until December 3, 2016. During 2016, of the 85,000 RSUs granted, 16,250 vested and the remaining 68,750 service-based RSUs were cancelled. For the year ended December 31, 2016 we recognized $0.3 million in compensation expense related to these awards. We recognized an immaterial amount of total stock-based compensation of for the year ended December 31, 2015 related to these awards.

        The total fair value of RSUs vested was $0.1 million, and $0.5 million for the year ended December 31, 2016, and 2015, respectively. No RSUs vested in the year ending December 31, 2017. There were no RSUs outstanding as of December 31, 2017.

10. Restructuring

        In December 2016, we initiated a reduction in workforce of approximately 30% in connection with our change in corporate strategy. As of December 31, 2017, we have recognized all restructuring charges related to our December 2016 restructuring activities, approximately $6.9 million comprised of $2.4 million recorded as one-time termination benefits, $1.7 million as a benefit under an ongoing benefit plan, $2.0 million of fixed asset impairment charges and $0.9 million of other restructuring related charges including legal fees and contract cancellation fees. We do not anticipate incurring any further expenses related to our December 2016 restructuring activities.

        On June 21, 2017, we initiated a reduction in workforce of approximately 50% in connection with our decision to focus on the development and advancing of OvaPrime and OvaTure and to no longer offer AUGMENT on a commercial basis outside of North America.

        For the year ended December 31, 2017, we recognized restructuring charges of $4.0 million, including $2.7 million of one-time termination benefits, $0.3 million recorded of benefits under an ongoing benefit plan, $0.6 million of legal and other fees and $0.4 million of fixed asset impairment charges attributable to our December 2016 and June 2017 restructuring activities and January 2018 restructuring announcement. Our restructuring charges for the year ended December 31, 2017, are included in our consolidated statements of operations and comprehensive loss.

        As of December 31, 2017, we have incurred all expenses related to our June 2017 restructuring activities and do not anticipate any additional expenses.

        For the year ended December 31, 2017, we made cash payments of $6.6 million primarily related to severance benefits and other restructuring costs, of which $4.7 million and $1.9 million relate to our December 2016 and June 2017 restructuring activities, respectively. As of December 31, 2017, our restructuring accrual was $0.4 million and was recorded in accrued expenses and other current liabilities in our consolidated balance sheet. Since the execution of our restructuring activities, we have incurred a total of $9.4 million of restructuring charges, of which $6.9 million relates to our December 2016 restructuring activities and $2.3 million relates to our June 2017 restructuring activities and $0.2 million relates to our January 2018 restructuring announcement.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Restructuring (Continued)

        The following table outlines our restructuring activities for the year ended December 31, 2017 (in thousands):

Accrued restructuring balance as of December 31, 2016	3,406
Plus:
Severance	3,048
Other	500
Less:
Payments:	(6,551)

Accrued restructuring balance as of December 31, 2017	$403

        Other restructuring costs consist primarily of professional fees including legal fees and contract termination costs.

        In June 2017, the Compensation Committee of the Board of Directors approved cash and stock option retention incentive awards for certain remaining eligible employees who will continue employment with us in order to execute our strategic priorities. Cash awards totaling $0.8 million will be payable to these employees over the subsequent 18 months based on continued employment and services performed during these periods. Stock option awards for 143,000 shares were also granted to these employees and will vest quarterly over two years from the date of grant.

11. Income Taxes

        The expense for income taxes consists of the following (in thousands):

	Year Ended Year ended December 31,
	2017	2016	2015
Current:
Federal	$—	$—	$—
State	11	18	21
Foreign	56	183	54

Total income tax expense	67	201	75

        A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations follows:

	Year Ended Year ended December 31,
	2017	2016	2015
Income tax benefit using U.S. federal statutory rate	34.00%	34.00%	34.00%
State income taxes, net of federal benefit	5.08%	4.86%	5.23%
Research and development tax credits	1.51%	0.90%	0.83%
Permanent items—stock based compensation	(7.60)%	(2.66)%	(8.15)%
Foreign differential	(11.67)%	(11.03)%	(14.25)%
Other adjustments	(0.52)%	(0.11)%	(0.94)%
Impact of Tax Reform	(39.42)%	—%	—%

Change in the valuation allowance	18.49%	(26.21)%	(16.82)%

	(0.13)%	(0.25)%	(0.10)%

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

        The principal components of our deferred tax assets are as follows (in thousands):

	2017	2016
Deferred Tax Assets:
Net operating loss carryforwards	53,228	53,654
Tax credit carryforwards	3,944	3,034
Accrued expenses	687	1,737
Stock based compensation	4,591	7,750
Intangibles	2,240	3,366
Other	903	1,181

Gross deferred tax assets	65,593	70,722
Valuation allowance	(65,593)	(70,722)

Net deferred tax assets	—	—

        On December 22, 2017 President Donald Trump signed into U.S. law the Tax Cuts and Jobs Act of 2017 ("TCJA"). ASC Topic 740, Accounting for Income Taxes, requires companies to recognize the effect of tax law changes in the period of enactment even though the effective date for most provisions is for tax years beginning after December 31, 2017, or in the case of certain other provisions of the law, January 1, 2018.

        Given the significance of the legislation, the U.S. Securities and Exchange Commission (the "SEC") staff issued Staff Accounting Bulletin ("SAB") No. 118 ("SAB 118"), which allows registrants to record provisional amounts during a one year "measurement period" similar to that used when accounting for business combinations. However, the measurement period is deemed to have ended prior to the one year term when the registrant has obtained, prepared, and analyzed the information necessary to finalize its accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared, or analyzed.

        SAB 118 summarizes a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with the law prior to the enactment of the TCJA.

        ASC Topic 740, Income Taxes (ASC 740) requires the tax effects of changes in tax laws must be recognized in the period in which the law is enacted, or December 22, 2017 for the TCJA. ASC 740 also requires deferred tax assets and liabilities to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled. Thus, at the date of enactment, the Company's deferred taxes were re-measured utilizing the new federal income tax rate of 21% which resulted in a $20.1 million decrease to the Company's deferred tax assets which was completely offset by a change in the Company's valuation allowance. The re-measurement calculation is provisional as the Company continues to evaluate the provisions of the Tax Reform.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

        The TCJA includes a one-time mandatory repatriation transition tax on the net accumulated earnings and profits of a U.S. taxpayer's foreign subsidiaries. The Company has performed an estimated earnings and profits analysis. The current estimate of the transition tax results in no income inclusion to the Company. To the extent that a refinement is made that materially changes the estimate calculation, the inclusion should be fully offset by tax losses incurred by the Company. There should be no income tax effect in the current period. The calculation of earnings and profits is provisional and further time is needed for detailed refinement.

        Other significant provisions that are not yet effective but may impact income taxes in future years include: an exemption from U.S. tax on dividends of future foreign earnings, limitation on the current deductibility of net interest expense in excess of 30% of adjusted taxable income, a limitation of net operating losses generated after fiscal 2018 to 80% of annual income, an incremental tax (base erosion anti-abuse tax or "BEAT") on excessive amounts paid to foreign related parties, and a minimum tax on certain foreign earnings in excess of 10% of the foreign subsidiaries tangible assets (i.e., global intangible low-taxed income or "GILTI"). Because of the complexity of the new provisions, the Company is continuing to evaluate how the provisions will be accounted for under the U.S. generally accepted accounting principles wherein companies are allowed to make an accounting policy election of either (i) account for GILTI as a component of tax expense in the period in which the Company is subject to the rules (the "period cost method"), or (ii) account for GILTI in the Company's measurement of deferred taxes (the "deferred method"). Currently, the Company has not elected a method and will only do so after its completion of the analysis of the GILTI provisions and its election method will depend, in part, on analyzing its global income to determine whether the Company expects to have future U.S. inclusions in its taxable income related to GILTI and, if so, the impact that is expected.

        We have evaluated the positive and negative evidence bearing upon the realizability of our deferred tax assets. We have considered our history of operating losses and concluded, in accordance with the applicable accounting standards, that it is more likely than not that we will not realize the benefit of our deferred tax assets. Accordingly, our deferred tax assets have been fully reserved at December 31, 2017 and 2016. We reevaluate the positive and negative evidence on a quarterly basis.

        The valuation allowance decreased approximately $5.1 million during the year ended December 31, 2017, due primarily to the decrease in the federal tax rate from 34% to 21% offset by an increase in net operating loss carryforwards and tax credits. The valuation allowance increased approximately $12.3 million during the year ended December 31, 2016, due primarily to the increase in the net operating loss carryforwards and tax credits.

        Subject to the limitations described below at December 31, 2017, 2016, and 2015, we had net operating loss carryforwards of approximately $140.7 million, $119.8 million, and $94.2 million, respectively, to offset future federal taxable income, which expire beginning in 2031 continuing through 2037. As of December 31, 2017, 2016, and 2015, we had net operating loss carryforwards of approximately $137.6 million, $116.9 million and $92.5 million, respectively, to offset future state taxable income, which expire beginning in 2031 continuing through 2036. As of December 31, 2017, 2016 and 2015, we had net operating loss carryforwards of approximately $83.2 million, $59 million and 18.2 million respectively, to offset future foreign taxable income, which do not expire. We also had tax credit carryforwards of approximately $4.2 million, $3.4 million, $2.6 million as of December 31, 2017,

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

2016, and 2015, respectively, to offset future federal and state income taxes, which expire beginning in 2029 continuing through 2037.

        The NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on our value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. During 2015, we conducted an IRC Section 382 study. The study resulted in an adjustment to our NOL carryforward of $0.5 million. As a full valuation allowance has been provided against our NOL and tax credit carryforwards, this adjustment was offset by an adjustment to the valuation allowance, and there was no impact to the consolidated balance sheet or consolidated statements of operations. The study was not updated during 2017.

        We apply ASC 740, Income Taxes. ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in financial statements. At December 31, 2017 and 2016, we had no unrecognized tax benefits.

        We will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2017, 2016, and 2015, we had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in our consolidated statements of operations.

        We file income tax returns in the U.S. Federal, Massachusetts and foreign jurisdictions. The statute of limitations for assessment by the Internal Revenue Service (IRS) and state tax authorities is open for tax years ended December 31, 2017, 2016 and 2015. Federal and state carryforward attributes that were generated prior to the tax year ended December 31, 2014 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a period for which the statute of limitations remains open. The statute of limitations for assessment by the authorities in the various foreign jurisdictions in which we file ranges from one to five years and is open for the tax years ended December 31, 2017, 2016, 2015 and 2014. There are currently no federal, state or foreign income tax audits in progress.

        We have not, as yet, conducted a study of research and development (R&D) credit carryforwards. Such a study, once undertaken by us, may result in an adjustment to our R&D credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against our R&D credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the balance sheet or statement of operations if an adjustment is required.

12. Employee Benefit Plan

        The Company maintains a 401(k) retirement and savings plan (the "401(k) Plan") covering all employees. The 401(k) Plan allows employees to make pre-tax contributions up to the maximum allowable amount set by the Internal Revenue Service. Under the 401(k) Plan, we may make

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

12. Employee Benefit Plan (Continued)

discretionary contributions as approved by our board of directors. During the years ended December 31, 2017, 2016, and 2015, we made contributions to the 401(k) Plan of $0.3 million, $0.4 million, and $0.3 million, respectively.

13. Net Loss Per Share

        The following table sets forth the computation of basic and diluted loss per share applicable to common stockholders (in thousands, except per share data):

	Year Ended December 31,
	2017	2016	2015
Net loss applicable to common stockholders	$(50,975)	$(82,260)	$(73,219)

Weighted average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	35,675	32,148	27,085

Net loss per share applicable to common stockholders—basic and diluted	$(1.43)	$(2.56)	$(2.70)

        The amounts in the table below were excluded from the calculation of diluted net loss per share, prior to the use of the treasury stock method, due to their anti-dilutive effect (in thousands):

	Year Ended December 31,
	2017	2016	2015
Outstanding stock options and restricted stock units	5,746	4,661	4,751

14. Commitments and Contingencies

  Leases

        In May 2015, we entered into a lease agreement for approximately 25,200 square feet of office and laboratory space in a building in Waltham, MA. The term of the lease commenced on June 1, 2015 and extends through November 2020, with an optional additional five-year term extension. Future non-cancelable minimum annual lease payments under the lease are expected to be approximately $1.0 million for the years ending 2018 and 2019 and $0.9 million for the year ending 2020. We have provided a security deposit in the form of a letter of credit in the amount of $0.4 million. The letter of credit is cash collateralized, which has been recorded as long-term restricted cash on our consolidated balance sheet.

        In connection with this lease, the landlord provided a tenant improvement allowance of up to $1.2 million for the costs associated with the construction of tenant improvements for the leased facility. We account for the allowance received as a lease incentive, which is recorded as a reduction to rent expense over the lease term.

        We also maintain lab space in Toronto, Canada under a lease agreement that is cancellable by either us or the landlord with 60 days written notice.

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

14. Commitments and Contingencies (Continued)

        Future minimum lease payments as of December 31, 2017 are as follows (in thousands):

Year
2018	$978
2019	985
2020	924

$2,887

        Rent expense is recorded straight-line over the operating lease term, with deferred rent included on our consolidated balance sheet within other liabilities. Rent expense for the years ended December 31, 2017 and 2016, was $0.8 million, and $0.9 million for the year ended December 31, 2015.

  Legal Proceedings

        On October 9, 2015, a purported class action lawsuit was filed in the Suffolk County Superior Court in the Commonwealth of Massachusetts against us, several of our officers and directors and certain of the underwriters from our January 2015 follow-on public offering of our common stock. The plaintiffs purport to represent those persons who purchased shares of our common stock pursuant or traceable to our January 2015 follow-on public offering. The plaintiffs allege, among other things, that the Company defendants made false and misleading statements and failed to disclose material information in the Company's January 2015 Registration Statement and incorporated offering materials. Plaintiffs allege violations of Sections 11, 12 and 15 of the Securities Act of 1933, as amended, and seek, among other relief, unspecified compensatory damages, rescission, pre-and post-judgment interest and fees, costs and disbursements. On December 7, 2015, the OvaScience defendants filed a notice of removal with the Federal District Court for the District of Massachusetts. On December 30, 2015, plaintiffs filed a motion to remand the action to the Superior Court. Oral argument on the motion to remand was held on February 19, 2016. On February 23, 2016, the District Court granted plaintiffs' motion to remand the action to the Superior Court. On February 26, 2016, a second putative class action suit was filed in the Suffolk County Superior Court in the Commonwealth of Massachusetts against the Company, several of our officers and directors and certain of the underwriters from the January 2015 follow-on public offering. The complaint is substantially similar to the complaint filed in October 2015. The two actions subsequently were consolidated and plaintiffs filed a First Amended Class Action Complaint on June 17, 2016. Defendants filed motions to dismiss the complaint. Those motions were denied by order dated December 22, 2016. On August 17, 2016, an additional plaintiff, Westmoreland County Employee Retirement System ("Westmoreland") moved to intervene in the consolidated action. The defendants opposed Westmoreland's motion to intervene. The Superior Court granted Westmoreland's Motion to Intervene on October 26, 2017. On August 7, 2017, the plaintiffs filed their motion for class certification, which the defendants opposed. Oral argument on the motion for class certification was held on September 29, 2017. On November 7, 2017, the Superior Court denied the plaintiffs' motion for class certification. On August 14, 2017, the Defendants filed their motion for summary judgment against plaintiffs Heather Carlson, Cesar Castellanos, Philipp Hofmann, and Carlos Rivas, which the plaintiffs opposed. Oral argument on the motion for summary judgment was held on October 18, 2017. On November 21, 2017, the Superior Court allowed the Defendants' motion for summary judgment, and the claims asserted by plaintiffs Heather Carlson, Cesar Castellanos, Philipp Hofmann, and Carlos Rivas in the consolidated actions were dismissed, leaving

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

14. Commitments and Contingencies (Continued)

Westmoreland as the sole remaining plaintiff. On November 22, 2017, Westmoreland filed a putative class action complaint in the U.S. District Court for the District of Massachusetts against the same defendants alleging the same claims as are alleged in the state court case (the "Westmoreland Federal Action"). On January 17, 2018, the lead plaintiff in a different case, a purported shareholder class action alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Dahhan Action") filed a motion to intervene in the Westmoreland Federal Action and to consolidate the Westmoreland Federal Action with the Dahhan Action. We have opposed this motion, which is pending. On January 22, 2018, Westmoreland filed a motion to voluntarily dismiss the Superior Court action without prejudice. We have opposed that motion and the Court has scheduled oral argument on April 3, 2018. We believe that the complaints in both cases are without merit and intend to defend against the litigation. There can be no assurance, however, that we will be successful. A resolution of these lawsuits adverse to the Company or the other defendants could have a material effect on our consolidated financial position and results of operations in the period in which the lawsuit is resolved. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        On November 9, 2016, a purported shareholder derivative action was filed in the Business Litigation Session of the Suffolk County Superior Court in the Commonwealth of Massachusetts against certain of our present and former officers and directors alleging breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and corporate waste for purported actions related to the January 2015 follow-on public offering. On February 23, 2017, the court approved the parties' joint stipulation to stay all proceedings in the action until further notice. Following a status conference in December 2017, the stay was lifted. On January 25, 2018, at the parties' request, the court entered a second order staying all proceedings in the action under further order of the court. We believe that the complaint is without merit and intend to defend against the litigation. There can be no assurance, however, that we will be successful. A resolution of this lawsuit adverse to the Company or the other defendants could have a material effect on our consolidated financial position and results of operations in the period in which the lawsuit is resolved. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        On March 24, 2017, a purported shareholder class action lawsuit was filed in the U.S. District Court for the District of Massachusetts against the Company and certain of our present and former officers alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On July 5, 2017, the Court entered an order approving the appointment of Freedman Family Investments LLC as lead plaintiff, the firm of Robins Geller Rudman & Dowd LLP as lead counsel, and the Law Office of Alan L. Kovacs as local counsel. Plaintiff filed an amended complaint on August 25, 2017. We have filed a motion to dismiss the amended complaint, which is pending. On January 17, 2018, the lead plaintiff moved to consolidate the Westmoreland Federal Action with this case. We have opposed this motion, which is pending. We believe that the complaint is without merit and intend to defend against the litigation. There can be no assurance, however, that we will be successful. A resolution of this lawsuit adverse to the Company or the other defendants could have a material effect on our consolidated financial position and results of operations in the period in which the lawsuit is resolved. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        On June 30, 2017, a purported shareholder derivative complaint was filed in the U.S. District Court for the District of Delaware against certain of our present and former directors and the Company as a nominal defendant, alleging breach of fiduciary duties, waste of corporate assets, unjust

OvaScience, Inc.

Notes to Consolidated Financial Statements (Continued)

14. Commitments and Contingencies (Continued)

enrichment, and violations of Section 14(a) of the Securities Exchange Act of 1934, alleging that compensation awarded to the director defendants was excessive. We have filed a motion to dismiss the complaint, which is pending. We believe that the complaint is without merit and intend to defend against the litigation. There can be no assurance, however, that we will be successful. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        On July 27, 2017, a purported shareholder derivative complaint was filed in the U.S. District Court for the District of Massachusetts against certain of our present and former directors and the Company as a nominal defendant, alleging breach of fiduciary duty, unjust enrichment and violations of Section 14(a) of the Securities Exchange Act of 1934 alleging that compensation awarded to the director defendants was excessive and seeking redress for purported actions related to the Company's January 2015 follow-on public offering and public statements. On September 26, 2017, the plaintiffs filed an amended complaint which eliminated all claims regarding allegedly excessive director pay. On October 27, 2017, the defendants filed a motion to dismiss the amended complaint, which is pending. We believe that the complaint is without merit and intend to defend against the litigation. There can be no assurance, however, that we will be successful. At present, we are unable to estimate potential losses, if any, related to the lawsuit.

        We are not party to any other litigation in any court and management is not aware of any contemplated proceeding by any governmental authority against the Company.

15. Subsequent Events

        On January 3, 2018, we announced we will restructure our organization and reduce our workforce by approximately 50% in connection with our determination that we can execute our corporate strategy more efficiently with a leaner and more nimble organization. We anticipate the majority of the reduction in personnel will be completed by the end of the first quarter of 2018. We expect to realize annualized cost savings beginning in the second quarter of 2018. We anticipate incurring one-time costs related to our restructuring initiatives of approximately $0.5 million to $1.0 million, which primarily consist of severance-related termination benefits.

SUPPLEMENTARY INFORMATION
(Unaudited)

        The following sets forth certain unaudited consolidated quarterly statements of operations data for each of our last eight quarters. In our opinion, this quarterly information reflects all adjustments consistency only of normal recurring adjustments, necessary for a fair statement for the periods presented. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with audited consolidated financial statements and the notes thereto included elsewhere herein.

	Three months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(in thousands, except per share amounts)
Revenues	$63	$84	$56	$91
Costs of revenues	269	274	29	218
Total operating expenses (excluding restructuring)	12,893	15,748	9,072	8,369
Restructuring charges	1,488	1,992	361	188
Loss from operations	(14,587)	(17,930)	(9,406)	(8,684)
Net loss	(14,895)	(18,186)	(9,367)	(8,527)

Net loss per share—basic and diluted	$(0.42)	$(0.51)	$(0.26)	$(0.24)

Weighted average number of common shares used in net loss per share—basic and diluted	35,642	35,664	35,687	35,706

	Three months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
	(in thousands, except per share amounts)
Revenues	$146	$189	$197	$121
Cost of revenues	1,176	1,233	1,559	1,433
Total operating expenses (excluding restructuring)	$20,409	$17,197	$17,602	$15,656
Restructuring charges	—	—	—	5,400
Loss from operations	(21,439)	(18,241)	(18,964)	(22,368)
Net loss	(21,683)	(18,568)	(19,291)	(22,644)

Net loss per share—basic and diluted	$(0.80)	$(0.62)	$(0.54)	$(0.64)

Weighted average number of common shares used in net loss per share—basic and diluted	27,301	30,036	35,568	35,612

Millendo Therapeutics, Inc.

Consolidated balance sheets

(Unaudited)

(in thousands except share and per share amounts)

	June 30,	December 31,
	2018	2017
Assets
Current assets:
Cash	$6,779	$17,578
Restricted cash	45	45
Prepaid expenses and other current assets	1,309	1,084
Refundable tax credit	1,517	1,031

Total current assets	9,650	19,738
Property and equipment, net	50	58
Deferred offering costs and other assets	657	16

Total assets	$10,357	$19,812

Liabilities, convertible preferred stock, redeemable noncontrolling interests and stockholders' (deficit) equity
Current liabilities:
Current portion of debt	$181	$174
Accounts payable	974	1,298
Accrued expenses	2,634	2,619

Total current liabilities	3,789	4,091
Debt, net of current portion	491	599
Preferred stock warrant liability	139	139

Total liabilities	4,419	4,829

Convertible preferred stock, $0.001 par value:
Series A preferred stock: 15,379,452 shares authorized, 15,269,452 shares issued and outstanding at June 30, 2018 and December 31, 2017; liquidation value of $15,269 at June 30, 2018	15,220	15,220
Series A-1 preferred stock: 9,359,000 shares authorized, 6,540,763 shares issued and outstanding at June 30, 2018 and December 31, 2017; liquidation value of $6,541 at June 30, 2018	7,566	7,566
Series B preferred stock: 48,600,000 shares authorized; 48,402,121 shares issued and outstanding at June 30, 2018 and December 31, 2017; liquidation value of $72,495 at June 30, 2018	71,778	71,778
Series B-1 preferred stock: 29,525,000 shares authorized, 20,636,179 shares issued and outstanding at June 30, 2018 and December 31, 2017; liquidation value of $30,908 at June 30, 2018	38,358	38,358

Total convertible preferred stock	132,922	132,922

Redeemable noncontrolling interests	10,270	10,584
Stockholders' (deficit) equity:
Common stock, $0.001 par value: 117,683,000 shares authorized; 3,311,116 shares issued and outstanding at June 30, 2018 and December 31, 2017	3	3
Common-1 stock, $0.001 par value: 8,924,000 shares authorized, 6,237,138 shares issued and outstanding at June 30, 2018 and December 31, 2017	6	6
Additional paid-in capital	6,519	6,183
Accumulated deficit	(146,001)	(136,894)
Accumulated other comprehensive income	48	8

Total stockholders' (deficit) equity	(139,425)	(130,694)

Equity attributable to noncontrolling interests	2,171	2,171

Total stockholders' (deficit) equity	(137,254)	(128,523)

Total liabilities, convertible preferred stock, redeemable noncontrolling interests and stockholders' (deficit) equity	$10,357	$19,812

See accompanying notes to unaudited interim consolidated financial statements

Millendo Therapeutics, Inc.

Consolidated statements of operations and comprehensive loss

(Unaudited)

(in thousands except share and per share amounts)

	Six months ended June 30,
	2018	2017
Operating expenses:
Research and development	$5,969	$9,883
General and administrative	3,405	3,848

Loss from operations	9,374	13,731

Other expenses:
Interest expense (income), net	(15)	184
Other loss	69	—

Net loss	(9,428)	(13,915)
Net loss attributable to noncontrolling interest	321	—

Net loss attributable to common stockholders	$(9,107)	$(13,915)

Net loss per share of common stock, basic and diluted	$(0.95)	$(4.20)

Weighted-average shares of common stock outstanding, basic and diluted	9,548,254	3,309,714
Other comprehensive income:

Foreign currency translation adjustment	$47	$—

Comprehensive loss	$(9,060)	$(13,915)

Comprehensive income attributable to noncontrolling interest	$7	$—

Comprehensive loss attributable to Millendo Therapeutics, Inc.	$(9,067)	$(13,915)

See accompanying notes to unaudited interim consolidated financial statements

Millendo Therapeutics, Inc.
Consolidated statements of convertible preferred stock, redeemable noncontrolling interests and stockholders' (deficit) equity
Six Months Ended June 30, 2018
(Unaudited)
(in thousands except share amounts)

				Stockholders' Equity (Deficit)

											Total Stockholders' (Deficit) Equity attributable to Millendo Therapeutics, Inc.
	Convertible Preferred Stock											Total Equity Attributable to Noncontrolling Interests
				Common Stock		Common-1 Stock				Accumulated Other Comprehensive Income			Total Stockholders' (Deficit) Equity
			Redeemable Noncontrolling Interests					Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount		Shares	Amount	Shares	Amount

Balance at December 31, 2017	90,848,515	$132,922	$10,584	3,311,116	$3	6,237,138	$6	$6,183	$(136,894)	$8	$(130,694)	$2,171	$(128,523)
Stock-based compensation expense	—	—	—	—	—	—	—	336	—	—	336	—	336
Foreign currency translation adjustment	—	—	7	—	—	—	—	—	—	40	40	—	40
Net loss	—	—	(321)	—	—	—	—	—	(9,107)	—	(9,107)	—	(9,107)

Balance at June 30, 2018	90,848,515	$132,922	$10,270	3,311,116	$3	6,237,138	$6	$6,519	$(146,001)	$48	$(139,425)	$2,171	$(137,254)

See accompanying notes to unaudited interim consolidated financial statements

Millendo Therapeutics, Inc.

Consolidated statements of cash flows

(Unaudited)

(in thousands)

	Six months ended June 30,
	2018	2017
Operating activities:
Net loss	$(9,428)	$(13,915)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15	15
Stock-based compensation expense	336	401
Write off of deferred financing costs	—	1,364
Non-cash interest	—	28
Unrealized foreign currency gain	61	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(761)	(83)
Accounts payable	(367)	(284)
Accrued expenses and other liabilities	446	3

Cash used in operating activities	(9,698)	(12,471)

Investing activities:
Purchase of property and equipment	(7)	(4)
Net cash paid in Alizé asset purchase	(524)	—

Cash used in investing activities	(531)	(4)

Financing activities:
Proceeds from term loan and related warrants	—	6,000
Repayment of debt	(84)	—
Payment of financing costs	(482)	(274)
Proceeds from the exercise of stock options	—	2

Cash (used in) provided by financing activities	(566)	5,728

Effect of foreign currency exchange rate changes on cash	(4)	—
Net decrease in cash	(10,799)	(6,747)
Cash and restricted cash at beginning of period	17,623	41,949

Cash and restricted cash at end of period	$6,824	$35,202

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$181

Cash paid for taxes	$—	$—

Supplemental schedule of non-cash financing activities:
Financing costs in accounts payable and accrued expenses	$159	$149

See accompanying notes to unaudited interim consolidated financial statements

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements

1. Organization and description of business

        Millendo Therapeutics, Inc., a Delaware corporation (together with its subsidiaries, the "Company"), is a late-stage biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. The Company is currently advancing two product candidates to treat three indications. The Company's most advanced product candidate, livoletide (AZP-531), is a potential treatment for Prader-Willi syndrome, or PWS, a rare and complex genetic endocrine disease characterized by hyperphagia, or insatiable hunger. The Company is also developing nevanimibe (ATR-101) with a primary focus on treating patients with classic congenital adrenal hyperplasia, or CAH, a rare, monogenic adrenal disease that requires lifelong treatment with exogenous cortisol, often at high doses. The Company is also investigating nevanimibe in a Phase 2 clinical trial for the treatment of patients with endogenous Cushing's syndrome, or CS, a rare endocrine disease characterized by excessive cortisol production from the adrenal glands.

        The Company's operations to date have focused on organization and staffing, business planning, raising capital, acquiring technology and assets, and conducting preclinical studies and clinical trials. The Company does not have any product candidates approved for sale and has not generated any revenue from product sales. The Company's product candidates are subject to long development cycles and the Company may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.

        The Company is subject to a number of risks including, but not limited to, the need to obtain adequate additional funding for the ongoing and planned clinical development of its product candidates. Because of the numerous risks and uncertainties associated with pharmaceutical products and development, the Company is unable to accurately predict the timing or amount of funds required to complete development of its product candidates, and costs could exceed the Company's expectations for a number of reasons, including reasons beyond the Company's control.

        The Company is also subject to a number of other risks including possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, the development of new technological innovations by competitors, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved and uncertainty around intellectual property matters. If the Company does not successfully commercialize any of its products, it will be unable to generate product revenue or achieve profitability.

Going Concern

        The Company has prepared its financial statements assuming that it will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception and it expects to generate losses from operations for the foreseeable future primarily due to research and development costs for its potential product candidates, which causes substantial doubt about the Company's ability to continue as a going concern. Various internal and external factors will affect whether and when the Company's product candidates become approved drugs. The regulatory approval and market acceptance of the Company's proposed future products (if any), length of time and cost of developing and commercializing these product candidates and/or failure of them at any stage of the drug approval process will materially affect the Company's financial condition and future operations. The Company believes its cash at June 30, 2018 and an additional $8.0 million in proceeds from convertible promissory notes issued in August 2018 (Note 7) is sufficient to fund operations through the fourth quarter of 2018.

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies

Basis of presentation and consolidation principles

        The accompanying unaudited interim consolidated financial statements include the accounts of Millendo Therapeutics, Inc. and its subsidiaries, and all intercompany amounts have been eliminated. The unaudited interim consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

        The unaudited interim consolidated financial statements include the accounts of the Company's subsidiaries in which the Company holds a controlling financial interest as of the financial statement date. Pursuant to the acquisition of Alizé Pharma SAS ("Alizé"), the redemption of certain securities is outside of the Company's control and as a result a portion of the noncontrolling interest is presented on the consolidated balance sheets under the caption redeemable noncontrolling interests and carried at its current redemption value.

Unaudited interim financial statements

        The Company has prepared the accompanying unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements, and the unaudited interim consolidated financial statements include, in the Company's opinion, all adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair presentation of its consolidated financial position and results of operations for these periods. The Company's historical results are not necessarily indicative of the results to be expected in the future and the Company's operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. The unaudited interim consolidated financial statements, presented herein, do not contain the required disclosures under GAAP for annual financial statements.

        The unaudited interim consolidated financial statements, presented herein, do not contain the required disclosures under GAAP for annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes as of and for the year ended December 31, 2017 included elsewhere in this registration statement. Since the date of such financial statements, there have been no changes to the Company's significant accounting policies.

Use of estimates

        The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the unaudited interim consolidated financial statements, actual results may materially vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

Refundable tax credit

        In connection with the acquisition of Alizé in 2017, the Company obtained French research tax credits (crédit d'impôt recherche) or ("CIR"). CIR earned are refundable or they can offset French corporate income tax due. Since the French research tax credit can be recovered in cash, the Company has elected to treat this as a grant. The Company recognized a reduction of research and development expenses of $35,000 for the period subsequent to the acquisition of Alizé and had a research tax credit receivable of $1.0 million at December 31, 2017. The Company recognized a reduction of research and development expenses of $0.6 million for the six months ended June 30, 2018 and had a research tax credit receivable of $1.5 million at June 30, 2018.

Deferred offering costs

        The Company capitalizes costs that are directly associated with in-process equity financings until such financings are consummated, at which time such costs are recorded against the gross proceeds from the applicable financing. If a financing is abandoned, deferred offering costs are expensed. As of June 30, 2018, deferred offering costs were $0.6 million (see Note 7).

Net loss per share

        Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock (including shares of common-1 stock) outstanding during each period. Diluted loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible debt, convertible preferred stock, preferred stock warrants, restricted stock, and stock options, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share, the weighted-average number of shares of common stock remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation as the impact is anti-dilutive.

        The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	Six months ended June 30,
	2018	2017
Stock options	8,891,006	9,659,253
Convertible preferred stock	90,848,515	63,671,573
Preferred stock warrants	230,179	230,179
BSA and BSPCE warrants	2,106,630	—

	102,076,330	73,561,005

Foreign currency

        Results of foreign operations are translated from their functional currency into U.S. dollars (reporting currency) using average exchange rates in effect during the year, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive loss. Transaction gains and

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the period in which the change occurs and reported within general and administrative expenses in the consolidated statements of operations and comprehensive loss. Transaction gains and losses were not material for the six month periods ended June 30, 2018 and 2017.

Recent accounting pronouncements

        In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("Topic 718"), which simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The standard will be effective for fiscal years beginning after December 15, 2018, although early adoption is permitted (but no sooner than the adoption of Topic 606). The Company does not expect that the adoption of this ASU will have a significant impact on its consolidated financial statements.

        In March 2018, the FASB issued ASU 2018-05, which amends Income Taxes (Topic) 740 by incorporating the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 118 ("SAB 118") issued on December 22, 2017. SAB 118 provide guidance on accounting for the effects of the Tax Act. The Company recognized the income tax effects of the Tax Act in the 2017 consolidated financial statements in accordance with SAB 118.

        In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (ASU-2017-01). The objective of ASU 2017-01 is adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The guidance is effective for interim and annual periods beginning after December 31, 2017 and early adoption is permitted. The Company early adopted this ASU effective January 1, 2017.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. Entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company adopted the standard on January 1, 2018 which had no impact on its consolidated financial statements and related disclosures.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. This standard is effective January 1, 2019 and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated financial statements and related disclosures.

        In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This standard will require entities to recognize all excess tax benefits and tax deficiencies in the statement of operations as a discrete item in the reporting period in which they occur. The standard also allows an employer to withhold up to the maximum statutory tax

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

rate and still qualify for equity classification. Classification of excess tax benefits on the statement of cash flows should be classified as an operating activity, and employee taxes paid when an employer withholds shares for tax-withholding purposes should be classified as a financing activity. The provisions that affect the statement of operations will be effective prospectively in the year of adoption and the provisions that affect the statement of cash flows will be effective retrospectively. This Company adopted this standard effective January 1, 2017 and it had no impact on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued the update to require the recognition of lease assets and liabilities on the balance sheet of lessees. The standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within such fiscal years. This ASU requires a modified retrospective transition method with the option to elect a package of practical expedients. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated results of operations, financial position and cash flows, and related disclosures.

3. Fair value measurements

        The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis (amounts in thousands):

	June 30, 2018
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Preferred stock warrant liability	$—	$—	$139

	December 31, 2017
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Preferred stock warrant liability	$—	$—	$139

        The Company's preferred stock warrants are classified as liabilities and recorded at fair value. The warrants are subject to re-measurement at each balance sheet date.

        The reconciliation of the preferred stock warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows (amounts in thousands):

Preferred stock warrant liability
Balance at December 31, 2017	$139
Change in fair value	—

Balance at June 30, 2018	$139

        The preferred stock warrant liability is classified as a liability on the consolidated balance sheets at June 30, 2018 and December 31, 2017. The liability is marked-to-market each reporting period with the changes in fair value recorded to other expense in the consolidated statements of operations and

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements (Continued)

3. Fair value measurements (Continued)

comprehensive loss until the obligations under the warrants are exercised, settled or terminated, or other facts and circumstances lead the liabilities to be reclassified to stockholders' (deficit) equity. The change in fair value was immaterial for the six month periods ended June 30, 2018 and 2017.

        The Series A and Series B preferred stock warrant liabilities are estimated using an option pricing model. The significant assumptions used in valuing the warrants include expected term, expected volatility, risk-free interest rate and expected dividend yield. As of the period ended June 30, 2018 and year ended December 31, 2017, the significant weighted-average assumptions were as follows:

	June 30, 2018	December 31, 2017
Expected term (in years)	2.00	1.41
Expected volatility	71%	72%
Risk free rate	2.58%	1.76%
Dividend yield	0%	0%

4. Accrued expenses

        Accrued expenses consist of (amounts in thousands):

	June 30, 2018	December 31, 2017
Compensation and related benefits	$856	$1,365
Professional fees	376	695
Preclinical and clinical costs	1,298	390
Other	104	169

Total	$2,634	$2,619

5. Debt

        Long-term debt consists of (amounts in thousands):

	June 30, 2018	December 31, 2017
Bpifrance Reimbursable Advance	672	773

Total debt	672	773
Less current portion	(181)	(174)

Long-term debt	$491	$599

Bpifrance Reimbursable Advance

        In December 2017, in connection with its acquisition of Alizé, the Company assumed €0.7 million of debt that Alizé had outstanding with Bpifrance Financing ("Bpifrance"). The original advance amount of €0.8 million ("the Bpifrance Advance") was provided to Alizé as an innovation aid that required Alizé to carry out certain activities related to its livoletide clinical development program and incur a certain level of program expenditures. No interest is charged or accrued under the advance.

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements (Continued)

5. Debt (Continued)

        The Company is required to make quarterly principal payments, which began in December 2016 and continue through September 2021. The quarterly principal payments escalate over the repayment period beginning with €17,500 per quarter and increasing to €50,000 through maturity. In addition to the quarterly payments, the Company could be obligated to pay on an accelerated basis the principal payments, if applicable, no later than March 31st of each year starting from January 1, 2016, a reimbursement annuity equal to 20% of the proceeds generated by the Company from license, assignment or use of the livoletide. Under no circumstance would the Company be required to reimburse to Bpifrance principal amounts greater than the original advance it received.

        The Company is permitted to repay the Bpifrance Advance at anytime, at which point it would be released from all commitments and obligations under the Bpifrance Advance agreement. The Bpifrance Advance Agreement does not contain any ongoing financial covenants.

Comerica Bank Term Loan agreement

        In July 2014, the Company entered into and subsequently amended a Loan and Security Agreement (the "Loan Agreement") with Comerica bank. In July 2017, the Company repaid the outstanding loan balance in full and wrote off $91,000 of unamortized debt discount. For the six months ended June 30, 2017, the Company recognized interest expense of $0.2 million.

6. Stock-based compensation

        The Company issues stock-based awards pursuant to its 2012 Stock Plan, as amended (the "Plan"). There were 12,086,451 authorized shares of the Company's common stock to be issued under the Plan. As of June 30, 2018, there were 2,463,394 shares of common stock available for future issuance (see Note 7). The amount, terms of grants, and exercisability provisions are determined and set by the Company's board of directors.

        The Company measures employee and nonemployee stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. Stock-based awards issued to nonemployees are revalued until the award vests.

        The Company recorded stock-based compensation expense in the following expense categories of its accompanying consolidated statements of operations and comprehensive loss for the six months ended June 30, 2018 and 2017 (amounts in thousands):

	Six months ended June 30,
	2018	2017
Research and development	$138	$168
General and administrative	198	233

Total	$336	$401

Stock options

        Options issued under the Plan may have a contractual life of up to 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements (Continued)

6. Stock-based compensation (Continued)

a period of not greater than four years. Exercised but unvested shares are subject to repurchase by the Company at the lower of the (i) fair market value of the common stock at the time of repurchase or (ii) initial exercise price. The proceeds from the shares subject to repurchase are classified as a liability and reclassified to equity as the shares vest. As of June 30, 2018 and December 31, 2017, there are no shares that the Company could be required to repurchase under the Plan's early exercise feature.

        The following table summarizes the activity related to stock option grants to employees and nonemployees for the six months ended June 30, 2018 (see Note 7):

	Shares	Weighted average exercise price per share	Weighted-average remaining contractual life (years)
Outstanding at December 31, 2017	9,455,343	$0.37	7.8
Forfeited	(564,337)	0.62

Outstanding at June 30, 2018	8,891,006	$0.35	7.3

Vested and exercisable at June 30, 2018	5,960,422	$0.32	7.0

Vested and expected to vest at June 30, 2018	8,891,006	$0.35	7.3

        As of June 30, 2018, the unrecognized compensation cost related to 2,930,584 unvested stock options expected to vest was $1.0 million. This unrecognized compensation will be recognized over an estimated weighted-average amortization period of 2.00 years. There were no options granted or exercised during the six month period ended June 30, 2018.

        At the time of the Alizé acquisition, Alizé had 6,219 non-employee (BSA) warrants and 5,360 employee (BSPCE) warrants outstanding, which have weighted-average exercise prices of €80.06 and €83.40, respectively. As of June 30, 2018, these BSAs and BSPCEs are fully vested. Upon exercise, each warrant entitles the holder to approximately 33.96 shares of the Company's Common-1 stock, 35.61 shares of the Company's Series A-1 preferred stock and 112.36 shares of the Company's Series B-1 preferred stock. As of June 30, 2018, there were an aggregate of 2,106,630 shares of common stock issuable upon the exercise of the warrants with a weighted-average exercise price of $0.52 per share. These instruments are included in the equity attributable to noncontrolling interests.

7. Subsequent events

        The Company has evaluated subsequent events from the balance sheet date through September 26, 2018.

Merger Agreement and Related Transactions

        On August 8, 2018, the Company and OvaScience, Inc., or OvaScience, entered into an Agreement and Plan of Merger and Reorganization, as may be amended from time to time (the "Merger Agreement") whereby the Company will become a wholly owned subsidiary of OvaScience (the "Merger"). At the effective time of the Merger OvaScience will change its name to Millendo Therapeutics, Inc.

Millendo Therapeutics, Inc.

Notes to unaudited interim consolidated financial statements (Continued)

7. Subsequent events (Continued)

        Upon closing of the Merger, (a) each outstanding share of Millendo common stock and Millendo preferred stock will be converted into the right to receive shares of OvaScience common stock equal to the exchange ratio, as defined in the Merger Agreement, and (b) each outstanding Millendo stock option and warrant that has not previously been exercised prior to the closing of the Merger will be assumed by OvaScience.

        The Exchange Ratio is subject to change to account, among other things, for OvaScience's net cash immediately prior to the closing of the Merger and the capitalization of the Company and OvaScience at the time of close.

        Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of OvaScience and the Company, the continued listing of OvaScience's common stock on the Nasdaq Stock Market after the Merger, and satisfaction of minimum net cash thresholds by OvaScience. Additionally, certain existing stockholders of the Company committed to invest in the Pre-Closing Financing (as defined below) an aggregate of $25.5 million plus €4 million in the combined organization. The $8.0 million in cash proceeds received by Millendo in August 2018 upon Millendo's issuance of the convertible promissory notes will be applied against Millendo's pre-closing private placement of Millendo Common Stock (the "Pre-Closing Financing").

        The Merger Agreement contains certain termination rights for both OvaScience and the Company, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $3.0 million, or in some circumstances reimburse the other party's expenses up to a maximum of $1.0 million. In addition, in certain specified circumstances, Millendo may be required to pay OvaScience a termination fee of $15.0 million.

Convertible Promissory Notes

        On August 30, 2018, the Company issued convertible promissory notes to several of its existing investors and received cash proceeds of $8.0 million. The notes will accrue simple interest of 6% per annum and, if not converted, will mature in August 2020. All principal and interest is due at maturity.

        Upon the closing of the Merger, all outstanding principal and interest will automatically convert into shares of the Company's common stock and at a conversion price of $1.49776 per share. In the event the Merger is not completed and upon the completion of a qualified financing, the outstanding principal and interest automatically converted into the shares issued in connection with the financing event and at 80% of the subscription price.

Issuance to Option Pool and Issuance of Common Stock Options

        In July 2018, the Company amended its 2012 Stock Plan, as amended (the "Plan") to increase the aggregate number of shares of common stock authorized and reserved for issuance under the plan from 12,086,451 to 20,086,451 shares.

        On August 24, 2018 and September 21, 2018, the Company's Board of Directors approved a stock option grant and issued 7,453,990 and 950,000 shares, respectively, pursuant to its 2012 Stock Plan. Shares were issued at an exercise price of $1.22 per share which was equal to the estimated fair value per share of common stock.

Deferred Offering Costs

        In August 2018, in connection with entering into the Merger Agreement, the Company expensed its previously deferred offering costs which totaled $0.6 million as of June 30, 2018.

Report of Independent Auditors

To the Stockholders and the Board of Directors of Millendo Therapeutics, Inc.

        We have audited the accompanying consolidated financial statements of Millendo Therapeutics, Inc. and subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock, redeemable noncontrolling interests and stockholders' (deficit) equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Millendo Therapeutics, Inc. and subsidiaries at December 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses since inception and it expects to generate losses from operations for the foreseeable future and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Grand Rapids, Michigan

May 4, 2018

Millendo Therapeutics, Inc.

Consolidated balance sheets

(in thousands except share and per share amounts)

	December 31,
	2017	2016
Assets
Current assets:
Cash	$17,578	$41,904
Restricted cash	45	45
Prepaid expenses and other current assets	1,084	1,654
Refundable tax credit	1,031	—

Total current assets	19,738	43,603
Property and equipment, net	58	67
Deferred offering costs and other assets	16	1,181

Total assets	$19,812	$44,851

Liabilities, convertible preferred stock, redeemable noncontrolling interests and stockholders' (deficit) equity
Current liabilities:
Current portion of debt	$174	$—
Accounts payable	1,298	1,605
Accrued expenses	2,619	3,403

Total current liabilities	4,091	5,008
Debt, net of current portion	599	3,880
Preferred stock warrant liability	139	167

Total liabilities	4,829	9,055

Commitments and contingencies (Note 9)
Convertible preferred stock, $0.001 par value:
Series A preferred stock: 15,379,452 shares authorized, 15,269,452 shares issued and outstanding at December 31, 2017 and 2016; liquidation value of $15,269 at December 31, 2017	15,220	15,220
Series A-1 preferred stock: 9,359,000 shares authorized, 6,540,763 shares issued and outstanding at December 31, 2017; no shares authorized, issued or outstanding at December 31, 2016; liquidation value of $6,541 at December 31, 2017	7,566	—
Series B preferred stock: 48,600,000 shares authorized, 48,402,121 shares issued and outstanding at December 31, 2017 and 2016; liquidation value of $72,495 at December 31, 2017	71,778	71,778
Series B-1 preferred stock: 29,525,000 shares authorized, 20,636,179 shares issued and outstanding at December 31, 2017; no shares authorized, issued or outstanding at December 31, 2016; liquidation value of $30,908 at December 31, 2017	38,358	—

Total convertible preferred stock	132,922	86,998

Redeemable noncontrolling interests	10,584	—
Stockholders' (deficit) equity:
Common stock, $0.001 par value: 117,683,000 shares authorized; 3,311,116 shares and 3,302,932 shares issued and outstanding at December 31, 2017 and 2016, respectively	3	3
Common-1 stock, $0.001 par value: 8,924,000 shares authorized, 6,237,138 shares issued and outstanding at December 31, 2017; no shares authorized, issued or outstanding at December 31, 2016	6	—
Additional paid-in capital	6,183	1,111
Accumulated deficit	(136,894)	(52,316)
Accumulated other comprehensive income	8	—

Total stockholders' (deficit) equity attributable to Millendo Therapeutics, Inc.	(130,694)	(51,202)
Equity attributable to noncontrolling interests	2,171	—

Total stockholders' (deficit) equity	(128,523)	(51,202)

Total liabilities, convertible preferred stock, redeemable noncontrolling interests and stockholders' (deficit) equity	$19,812	$44,851

See accompanying notes to consolidated financial statements

Millendo Therapeutics, Inc.

Consolidated statements of operations and comprehensive loss

(in thousands except share and per share amounts)

	Years ended December 31,
	2017	2016
Operating expenses:
Research and development	$14,526	$14,097
Acquired in-process research and development	63,844	—
General and administrative	5,956	4,543

Loss from operations	84,326	18,640

Other expenses:
Interest expense, net	288	177
Change in fair value of preferred stock warrant liability	(28)	30

Net loss	(84,586)	(18,847)
Net loss attributable to noncontrolling interest	8	—

Net loss attributable to common stockholders	$(84,578)	$(18,847)

Net loss per share of common stock, basic and diluted	$(23.94)	$(6.41)

Weighted-average shares of common stock outstanding, basic and diluted	3,532,566	2,942,250

Other comprehensive income:
Foreign currency translation adjustment	$10	$—

Comprehensive loss	$(84,568)	$(18,847)

Comprehensive income attributable to noncontrolling interest	$2	$—

Comprehensive loss attributable to Millendo Therapeutics, Inc.	$(84,570)	$(18,847)

Millendo Therapeutics, Inc.
Consolidated statements of convertible preferred stock, redeemable noncontrolling interests and stockholders' (deficit) equity
(in thousands except share amounts)

				Stockholders' Equity (Deficit)
											Total Stockholders' (Deficit) Equity attributable to Millendo Therapeutics, Inc.

	Convertible Preferred Stock
				Common Stock		Common-1 Stock				Accumulated Other Comprehensive Income		Total Equity Attributable to Noncontrolling Interests	Total Stockholders' (Deficit) Equity
			Redeemable Noncontrolling Interests					Additional Paid-in Capital
	Shares	Amount		Shares	Amount	Shares	Amount		Accumulated Deficit

Balance at January 1, 2016	48,311,425	$64,005	$—	2,853,404	$3	—	$—	$501	$(33,469)	$—	$(32,965)	$—	$(32,965)
Exercise of stock options	—	—	—	404,479	—	—	—	44	—	—	44	—	44
Reclassification of shares issued and previously subject to repurchase	—	—	—	45,049	—	—	—	4	—	—	4	—	4
Sale of Series B preferred stock, net of costs	15,360,148	22,993	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	562	—	—	562	—	562
Net loss	—	—	—	—	—	—	—	—	(18,847)	—	(18,847)	—	(18,847)

Balance at December 31, 2016	63,671,573	86,998	—	3,302,932	3	—	—	1,111	(52,316)	—	(51,202)	—	(51,202)
Exercise of stock options	—	—	—	8,184	—	—	—	—	—	—	—	—	—
Issuance of Common-1 stock, Series A-1 preferred stock, Series B-1 preferred stock, and noncontrolling interest in connection with asset purchase of Alizé Pharma	27,176,942	45,924	10,590	—	—	6,237,138	6	4,310	—	—	4,316	2,171	6,487
Stock-based compensation expense	—	—	—	—	—	—	—	762	—	—	762	—	762
Foreign currency translation adjustment	—	—	2	—	—	—	—	—	—	8	8	—	8
Net loss	—	—	(8)	—	—	—	—	—	(84,578)	—	(84,578)	—	(84,578)

Balance at December 31, 2017	90,848,515	$132,922	$10,584	3,311,116	$3	6,237,138	$6	$6,183	$(136,894)	$8	$(130,694)	$2,171	$(128,523)

See accompanying notes to consolidated financial statements

Millendo Therapeutics, Inc.

Consolidated statements of cash flows

(in thousands)

	Years ended December 31,
	2017	2016
Operating activities:
Net loss	$(84,586)	$(18,847)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	28	21
Stock-based compensation expense	762	562
Write off of deferred financing costs	1,364	—
Non-cash interest	120	50
Acquired in-process research and development	63,844	—
Change in fair value of preferred stock warrant liability	(28)	30
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,002	(1,285)
Accounts payable	(1,452)	1,327
Accrued expenses and other liabilities	(1,394)	1,736

Cash used in operating activities	(20,340)	(16,406)

Investing activities:
Purchase of property and equipment	(4)	(67)
Net cash acquired in Alizé asset purchase	462	—

Cash provided by (used in) investing activities	458	(67)

Financing activities:
Proceeds from term loan and related warrants	6,000	1,733
Repayment of debt	(10,042)	(933)
Proceeds from the sale of Series B preferred stock	—	23,006
Payment of financing costs	(423)	(1,190)
Proceeds from the exercise of stock options	2	44

Cash (used in) provided by financing activities	(4,463)	22,660

Effect of foreign currency exchange rate changes on cash	19	—
Net (decrease) increase in cash	(24,326)	6,187
Cash and restricted cash at beginning of period	41,949	35,762

Cash and restricted cash at end of period	$17,623	$41,949

Supplemental disclosure of cash flow information:
Cash paid for interest	$213	$167

Cash paid for taxes	$—	$—

Supplemental schedule of non-cash financing activities:
Fair market value of securities issued in connection with Alizé asset purchase	$63,002	$—

Alizé acquisition costs included in accrued expenses	$524	$—

Financing costs in accounts payable and accrued expenses	$—	$236

Reclassification of shares issued and previously subject to repurchase	$—	$4

See accompanying notes to consolidated financial statements

Millendo Therapeutics, Inc.

Notes to consolidated financial statements

1. Organization and description of business

        Millendo Therapeutics, Inc., a Delaware corporation (together with its subsidiaries, the "Company"), is a late-stage biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. The Company is currently advancing two product candidates to treat three indications. The Company's most advanced product candidate, livoletide (AZP-531), is a potential treatment for Prader-Willi syndrome, or PWS, a rare and complex genetic endocrine disease characterized by hyperphagia, or insatiable hunger. The Company is also developing nevanimibe (ATR-101) with a primary focus on treating patients with classic congenital adrenal hyperplasia, or CAH, a rare, monogenic adrenal disease that requires lifelong treatment with exogenous cortisol, often at high doses. The Company is also investigating nevanimibe in a Phase 2 clinical trial for the treatment of patients with endogenous Cushing's syndrome, or CS, a rare endocrine disease characterized by excessive cortisol production from the adrenal glands.

        The Company's operations to date have focused on organization and staffing, business planning, raising capital, acquiring technology and assets, and conducting preclinical studies and clinical trials. The Company does not have any product candidates approved for sale and has not generated any revenue from product sales. The Company's product candidates are subject to long development cycles and the Company may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.

        The Company is subject to a number of risks including, but not limited to, the need to obtain adequate additional funding for the ongoing and planned clinical development of its product candidates. Because of the numerous risks and uncertainties associated with pharmaceutical products and development, the Company is unable to accurately predict the timing or amount of funds required to complete development of its product candidates, and costs could exceed the Company's expectations for a number of reasons, including reasons beyond the Company's control.

        The Company is also subject to a number of other risks including possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, the development of new technological innovations by competitors, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved and uncertainty around intellectual property matters. If the Company does not successfully commercialize any of its products, it will be unable to generate product revenue or achieve profitability.

Going Concern

        The Company has prepared its financial statements assuming that it will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception and it expects to generate losses from operations for the foreseeable future primarily due to research and development costs for its potential product candidates, which causes substantial doubt about the Company's ability to continue as a going concern. Various internal and external factors will affect whether and when the Company's product candidates become approved drugs. The regulatory approval and market acceptance of the Company's proposed future products (if any), length of time and cost of developing and commercializing these product candidates and/or failure of them at any stage of the drug approval process will materially affect the Company's financial condition and future operations. The Company believes its cash at December 31, 2017 is sufficient to fund operations through the third quarter of 2018.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies

Basis of presentation and consolidation principles

        The accompanying consolidated financial statements include the accounts of Millendo Therapeutics, Inc. and its subsidiaries, and all intercompany amounts have been eliminated. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

        The consolidated financial statements include the accounts of the Company's subsidiaries in which the Company holds a controlling financial interest as of the financial statement date. As discussed in Note 3, pursuant to the acquisition of Alizé Pharma SAS ("Alizé"), the redemption of certain securities is outside of the Company's control and as a result a portion of the noncontrolling interest is presented on the consolidated balance sheets under the caption redeemable noncontrolling interests and carried at its current redemption value.

Use of estimates

        The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may materially vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Restricted cash

        Restricted cash relates to amount used to secure the Company's credit card facility.

Refundable tax credit

        In connection with the acquisition of Alizé (see Note 3), the Company obtained French research tax credits (crédit d'impôt recherche) or ("CIR"). CIR earned are refundable or they can offset French corporate income tax due. Since the French research tax credit can be recovered in cash, the Company has elected to treat this as a grant. The Company recognized a reduction of research and development expenses of $35,000 for the period subsequent to the acquisition of Alizé and had a research tax credit receivable of $1.0 million at December 31, 2017.

Fair value of financial instruments

        Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

        The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

        The carrying amounts reflected in the Company's consolidated balance sheets for restricted cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to their short-term nature. The carrying value of the Company's preferred stock warrant liability is the estimated fair value of the liability. The carrying value of the Company's debt assumed from Alizé approximates fair value as of December 31, 2017. As of December 31, 2016, the carrying amount of the Company's debt approximates fair value due to the interest rate being reflective of current market rates for debt with similar terms and conditions.

Property and equipment

        Property and equipment, less accumulated depreciation, are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The Company estimates a life of three years for computer equipment and five years for furniture and fixtures. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operating expenses. Repairs and maintenance costs are expensed as incurred.

Long-lived assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated. Impairment charges are recognized at the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company has not recognized any impairment or disposition of long-lived assets through December 31, 2017.

Deferred offering costs

        The Company capitalizes costs that are directly associated with in-process equity financings until such financings are consummated, at which time such costs are recorded against the gross proceeds from the applicable financing. If a financing is abandoned, deferred offering costs are expensed. As of

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

December 31, 2016, deferred offering costs were $1.2 million, which were expensed as a component of general and administrative expenses in 2017.

Preferred stock warrants

        The Company accounts for its warrants issued in connection with financing transactions based upon the characteristics and provisions of the instrument. The preferred stock warrants are recorded at fair value at each reporting period and classified as liabilities in the Company's consolidated balance sheets. Any changes to fair value are recorded as a component of other expense within the Company's consolidated statements of operations and comprehensive loss.

Redeemable noncontrolling interests

        Redeemable noncontrolling interest represents the 16.4% interest in Alizé held by other investors. The Company is subject to a put-call agreement (see Note 3) with these investors, which is expected to be settled in December 2018, resulting in the Company acquiring the remaining issued and outstanding share capital of Alizé in exchange for cash and shares of the Company's preferred and common stock. The exchange ratio of shares was fixed at the amounts determined on the acquisition date.

        The noncontrolling interests are redeemable, at the option of the holders, and classified as temporary equity within the Company's consolidated balance sheets. Redeemable noncontrolling interests were initially recorded at their proportionate share of the fair value of Alizé and are subsequently recognized at the higher of (i) its proportionate share of Alizé plus accumulated earnings/losses associated with the noncontrolling interest or (ii) the redemption value at each reporting period.

Acquired in-process research and development expenses

        Acquired in-process research and development ("IPR&D") expense consists of the initial up-front payments incurred in connection with the acquisition or licensing of product candidates that do not meet the definition of a business under FASB ASC Topic 805, Business Combinations. The Company's acquired IPR&D expense of $63.8 million reflects the fair value of consideration ascribed to the livoletide product candidate in connection with its acquisition of Alizé in December 2017 (see Note 3).

Research and development expenses

        Research and development costs are expensed as incurred and consist primarily of personnel expenses, costs of funding research performed by third parties, expenses incurred under agreements with contract manufacturing organizations, payments under third-party licensing agreements other than IPR&D, consultant fees and expenses associated with outsourced professional scientific development services, expenses related to regulatory activities and allocated expense for facility costs. Milestone payment obligations incurred prior to regulatory approval of the product, which are accrued when the event requiring payment of the milestone occurs, are included in research and development expenses. Upfront milestone payments made to third parties who perform research and development services on the Company's behalf are expensed as services are rendered.

        At the end of each reporting period, the Company compares payments made to third-party service providers to the estimated progress toward completion of the applicable research or development objectives. Such estimates are subject to change as additional information becomes available.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

Depending on the timing of payments to the service providers and the progress that the Company estimates has been made as a result of the service provided, the Company may record net prepaid or accrued expense relating to these costs. As of December 31, 2017 and 2016, the Company has not made any material adjustments to its prior estimates of accrued research and development expenses.

Stock-based compensation

        The Company measures and recognizes compensation expense for all stock options awarded to employees and nonemployees based on the estimated fair market value of the award on the grant date. The Company uses the Black-Scholes option pricing model to value its stock option awards. The Company recognizes compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company accounts for forfeitures of stock options as they occur. Stock-based awards issued to nonemployees are revalued at each reporting period until the award vests.

        Estimating the fair market value of options requires the input of subjective assumptions, including the estimated fair value of the Company's common stock, the expected life of the options, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in the Company's Black-Scholes option-pricing model represent management's best estimates and involve a number of variables, uncertainties and assumptions and the application of management's judgment, as they are inherently subjective.

Income taxes

        On December 22, 2017 the President of the United States signed into law the Tax Cuts and Jobs Act (the "Tax Act"). This legislation makes significant changes in the U.S. tax laws including reducing the corporate rate from 34% to 21% beginning in 2018 and creating a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of U.S. subsidiaries. The provisions of the Tax Act did not have any impact to the Company's effective tax rate due to the full valuation allowance position. As a result of the reduced corporate rate, the Company's deferred tax assets were revalued from 34% to 21%, which was fully offset by a reduction in the valuation allowance.

        The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and the expected benefits of net operating loss carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the period in which temporary differences are expected to be settled, is reflected in the Company's financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, if, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. As of December 31, 2017 and 2016, the Company has concluded that a full valuation allowance is necessary for all of its net deferred tax assets. The Company had no material amounts recorded for uncertain tax positions, interest or penalties in the accompanying consolidated financial statements.

Net loss per share

        Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock (including shares of common-1 stock) outstanding during each period. Diluted loss per share of common stock includes the

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

effect, if any, from the potential exercise or conversion of securities, such as convertible debt, convertible preferred stock, preferred stock warrants, restricted stock, and stock options, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share, the weighted-average number of shares of common stock remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation as the impact is anti-dilutive.

        The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	Years ended December 31,
	2017	2016
Stock options	9,455,343	9,682,827
Convertible preferred stock	90,848,515	63,671,573
Preferred stock warrants	230,179	230,179
BSA and BSPCE warrants	2,106,630	—

	102,640,667	73,584,579

Segment information

        Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment.

Foreign currency

        Results of foreign operations are translated from their functional currency into U.S. dollars (reporting currency) using average exchange rates in effect during the year, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive loss. Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the period in which the change occurs and reported within general and administrative expenses in the consolidated statements of operations and comprehensive loss. Transaction gains and losses were not material for the years ended December 31, 2017 and 2016.

Recent accounting pronouncements

JOBS Act Accounting Election

        The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

        In March 2018, the FASB issued ASU 2018-05, which amends Income Taxes (Topic) 740 by incorporating the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 118 ("SAB 118") issued on December 22, 2017. SAB 118 provide guidance on accounting for the effects of the Tax Act. The Company recognized the income tax effects of the Tax Act in the 2017 consolidated financial statements in accordance with SAB 118. See Note 12 of the consolidated financial statements for additional disclosures.

        In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (ASU-2017-01). The objective of ASU 2017-01 is adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The guidance is effective for interim and annual periods beginning after December 31, 2017 and early adoption is permitted. The Company early adopted this ASU effective January 1, 2017.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. Entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The standard is effective January 1, 2018 and will require adoption on a retrospective basis. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated financial statements and related disclosures.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. This standard is effective January 1, 2019 and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated financial statements and related disclosures.

        In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This standard will require entities to recognize all excess tax benefits and tax deficiencies in the statement of operations as a discrete item in the reporting period in which they occur. The standard also allows an employer to withhold up to the maximum statutory tax rate and still qualify for equity classification. Classification of excess tax benefits on the statement of cash flows should be classified as an operating activity, and employee taxes paid when an employer withholds shares for tax-withholding purposes should be classified as a financing activity. The provisions that affect the statement of operations will be effective prospectively in the year of adoption and the provisions that affect the statement of cash flows will be effective retrospectively. This Company adopted this standard effective January 1, 2017 and it had no impact on the Company's consolidated financial statements.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

2. Basis of presentation and summary of significant accounting policies (Continued)

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued the update to require the recognition of lease assets and liabilities on the balance sheet of lessees. The standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within such fiscal years. This ASU requires a modified retrospective transition method with the option to elect a package of practical expedients. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated results of operations, financial position and cash flows, and related disclosures.

3. Alizé Pharma SAS Acquisition

        In December 2017, the Company entered into agreements to acquire 100% of the outstanding ownership interests of Alizé, a privately held biotechnology company based in Lyon, France focused on the development of a treatment for patients with Prader-Willi Syndrome ("PWS"), through its lead product candidate, livoletide.

        On December 19, 2017, the Company acquired 83.6% of the issued and outstanding share capital of Alizé pursuant to a Share Sale and Contribution Agreement. The consideration included an upfront payment of $1.0 million (including approximately $0.3 million to a former shareholder of Alizé and approximately $0.7 million of transaction expenses on behalf of the acquired company), the issuance of 6,540,763 shares of the Company's Series A-1 preferred stock, 20,636,179 shares of the Company's Series B-1 preferred stock and 6,237,138 shares of the Company's common-1 stock with an aggregate fair market value of $50.8 million.

        The remaining 16.4% of Alizé is held by Otonnale SAS ("Otonnale") and is subject to a put-call agreement. Pursuant to the put-call agreement, the Company may be required to purchase Otonnale's remaining interests in Alizé in exchange for a cash payment of $0.8 million and the issuance of 1,164,153 shares of the Company's Series A-1 preferred stock, 3,672,913 shares of the Company's Series B-1 preferred stock and 1,110,112 shares of the Company's common-1 stock, or 5,947,178 shares of common stock if the exercise of the put-call option is exercised following the completion of this offering, with an aggregate fair market value of $9.0 million. If Otonnale does not exercise this put option, the Company may exercise a call option to purchase Otonnale's interest in Alizé in exchange for the same consideration as required under the put feature. Additionally, the Company expects to issue 20,789 shares of Series A-1 preferred stock, 65,592 shares of Series B-1 preferred stock and 19,825 shares of common-1 stock to Eumedix FR S.À R.L. ("Eumedix"), or 106,206 shares of common stock if the exercise of the put-call option is exercised following the completion of this offering, with an aggregate fair market value of $0.2 million as consideration for advisory services that Eumedix performed for Otonnale in connection with the transaction.

        Additionally, the Company assumed 6,219 warrants in the form of bons de souscription d'actions ("BSAs") and 5,360 warrants in the form of bons de souscription de parts de créateur d'entreprise ("BSPCEs") that were held by employees, directors and consultants of Alizé. The outstanding BSAs and BSPCEs were amended whereby, upon exercise, the holders will receive shares of the Company's preferred stock and common stock. The estimated aggregate fair value of the amended BSAs and BSPCEs was $2.2 million and included in the consideration to acquire Alizé.

        The Share and Contribution Agreement with Alizé was accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in the livoletide

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

3. Alizé Pharma SAS Acquisition (Continued)

development program. The $63.8 million in estimated fair value allocated to livoletide was expensed, as the Company determined the asset has no alternative future use.

        The purchase price was calculated as follows (amounts in thousands):

Consideration
Fair market value of Millendo securities issued	$52,985
Fair value of noncontrolling interest	10,017
Acquisition costs and payments to sellers	1,570
Less: cash acquired	(1,508)

Total consideration given, net of cash acquired	$63,064

        The following table summarizes the assets acquired and liabilities assumed as of the acquisition date (amounts in thousands):

Assets Acquired and Liabilities Assumed
Assets acquired:
Prepaid expenses and other assets	$472
Refundable tax credit	981
Property and equipment	14
In-process research and development asset	63,844

Total assets acquired	65,311

Liabilities assumed:
Accounts payable	1,150
Accrued expenses and other current liabilities	294
Debt	803

Total liabilities assumed	2,247

Net assets acquired	$63,064

        The estimated fair market value of the Millendo securities issued to Alizé was based on the present value of the future estimated cash flows of the combined company ("Income Approach"). The Income Approach starts with the forecast of the expected future estimated cash flows of the combined company and requires several judgments and assumptions to determine the fair value of intangible assets, including growth rates, discount rates, probability of achieving commercialization, expected levels of cash flows and tax rates. A change in these assumptions would impact the consideration received and expensed in 2017. The change could be material. For example, a 1% change in the discount rate used would increase (decrease) the fair value of the equity issued by approximately 15%. The Company placed a weighting on multiple forecast scenarios when determining its enterprise value. The weighted average scenario selected was within 20% of the high and low ranges of the Company's forecasts. These non-recurring fair value measurements are Level 3 measurements in the fair value hierarchy.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

4. Fair value measurements

        The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis (amounts in thousands):

	December 31, 2017
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Preferred stock warrant liability	$—	$—	$139

	December 31, 2016
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Preferred stock warrant liability	$—	$—	$167

        The Company's preferred stock warrants are classified as liabilities and recorded at fair value. The warrants are subject to re-measurement at each balance sheet date.

        The reconciliation of the preferred stock warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows (amounts in thousands):

Preferred stock warrant liability
Balance at January 1, 2016	$63
Additions	74
Change in fair value	30

Balance at December 31, 2016	167
Additions	—
Change in fair value	(28)

Balance at December 31, 2017	$139

        The preferred stock warrant liability is classified as a liability on the consolidated balance sheets at December 31, 2017 and 2016. The liability is marked-to-market each reporting period with the changes in fair value recorded to other expense in the consolidated statements of operations and comprehensive loss until the obligations under the warrants are exercised, settled or terminated, or other facts and circumstances lead the liabilities to be reclassified to stockholders' (deficit) equity.

        The Series A and Series B preferred stock warrant liabilities are estimated using an option pricing model. The significant assumptions used in valuing the warrants include expected term, expected

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

4. Fair value measurements (Continued)

volatility, risk-free interest rate and expected dividend yield. As of the years ended December 31, 2017 and 2016 the significant weighted-average assumptions were as follows:

	Year ended December 31,
	2017	2016
Expected term (in years)	1.41	2.33
Expected volatility	72%	81%
Risk free rate	1.76%	1.47%
Dividend yield	0%	0%

5. Property and equipment

        Property and equipment consists of (amounts in thousands):

	December 31,
	2017	2016
Computer hardware and software	$88	$80
Furniture and fixtures	45	43
Leasehold improvements	9	—

Property and equipment, gross	142	123
Less: Accumulated depreciation	(84)	(56)

Property and equipment, net	$58	$67

        Depreciation expense was $28,000 and $21,000 for the years ended December 31, 2017 and 2016, respectively.

6. Accrued expenses

        Accrued expenses consist of (amounts in thousands):

	December 31,
	2017	2016
Compensation and related benefits	$1,365	$864
Professional fees	695	372
Preclinical and clinical costs	390	2,029
Other	169	138

Total	$2,619	$3,403

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

7. Debt

        Long-term debt consists of (amounts in thousands):

	December 31,
	2017	2016
Term loan	$—	$4,000
Unamortized debt discount	—	(120)
Bpifrance Reimbursable Advance	773	—

Total debt	773	3,880
Less current portion	(174)	—

Long-term debt	$599	$3,880

Comerica Bank Term Loan agreement

        In July 2014, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with Comerica bank to borrow up to $5.0 million. The Company borrowed $4.0 million of the total loan amount (the "Tranche A Loan Amount") in November 2014. The Company was obligated to make principal payments of $1.6M in each of 2017 and 2016. In July 2016, the Company amended the Loan Agreement and borrowed an additional $1.7 million under its Tranche A Loan Amount. The Company was required to make monthly principal payments of $0.2 million beginning in July 2017 and ending in December 2019, when the obligations under the Loan Agreement mature. The amended Loan Agreement also permitted the Company to borrow, at its option, an additional $6.0 million through December 31, 2017, subject to the occurrence of the earlier of (i) the subsequent closing of the Company's Series B preferred stock financing for $23.0 million gross proceeds, described below and (ii) the consummation of an initial public offering of the Company's common stock. In addition, if these conditions are met, the Company could elect to extend its interest-only payments for the Tranche A Loan Amount to December 31, 2017. The Company completed the subsequent closing of its Series B preferred stock financing in December 2016 and elected to extend its interest-only payment period through December 31, 2017. In April 2017, the Company borrowed an additional $6.0 million. In July 2017, the Company repaid the $10.0 million loan balance in full and wrote off $91,000 of unamortized debt discount.

        Borrowings under the original Loan Agreement bore interest at a variable rate equal to the prime rate, but in no event less than 2.5% per annum, plus 1.75% per annum. Borrowings under the amended Loan Agreement bore interest at a variable rate equal to the prime rate, but in no event less than 2.5% per annum, plus 1.5% per annum. As of December 31, 2016 the interest rate was 5.25%. At December 31, 2017 and 2016, the balance outstanding was $0, and $4.0 million, respectively.

        In connection with originally entering into the Loan Agreement, the Company issued the lender a warrant to purchase up to 110,000 shares of its Series A convertible preferred stock at an exercise price of $1.00 per share. Proceeds were first allocated to the warrants based on their fair values with the residual amount allocated to the loan. Upon allocating proceeds to the warrants, the Company recorded an initial debt discount of $58,000. The Company also recorded a debt discount of $47,000 related to third-party costs incurred in connection with entering into the Loan Agreement.

        In connection with amending the Loan Agreement, the Company issued the lender a warrant to purchase up to 120,179 shares of its Series B preferred stock at an exercise price of $1.49776 per share.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

7. Debt (Continued)

Proceeds were first allocated to the warrants based on their fair values with the residual amount allocated to the loan. Upon allocating proceeds to the warrants, the Company recorded an initial debt discount of $74,000. The Company also recorded a debt discount of $38,000 related to the reimbursement of lender costs incurred in connection with amending the Loan Agreement.

        The amendment to the Loan Agreement was accounted for as a debt modification to which all new lender fees, including the fair value of the Series B preferred stock warrant, were recorded as an additional debt discount and will be amortized into interest expense over the amended term of the Loan Agreement. Third-party costs incurred in connection with the amendment were expensed as incurred.

        The debt discount is amortized to interest expense over the life of the debt. For the years ended December 31, 2017 and 2016, the Company recognized interest expense of $0.3 million and $0.2 million, respectively, of which $29,000 and $50,000, respectively, pertained to the amortization of the debt discount.

        The Loan Agreement provided that upon the occurrence of and during a period of default as defined therein, interest on the loan would accrue at a penalty rate of 5.0% above the otherwise then-effective interest rate. Further, during the continuance of an event of default or upon the occurrence of a material adverse event, the lender may, at its election, make all obligations under the loan agreement immediately due and payable. The Loan Agreement did not contain any ongoing financial covenants.

Bpifrance Reimbursable Advance

        In December 2017, in connection with its acquisition of Alizé (see Note 3), the Company assumed €0.7 million of debt that Alizé had outstanding with Bpifrance Financing ("Bpifrance"). The original advance amount of €0.8 million ("the Bpifrance Advance") was provided to Alizé as an innovation aid that required Alizé to carry out certain activities related to its livoletide clinical development program and incur a certain level of program expenditures. No interest is charged or accrued under the advance.

        The Company is required to make quarterly principal payments, which began in December 2016 and continue through September 2021. The quarterly principal payments escalate over the repayment period beginning with €17,500 per quarter and increasing to €50,000 through maturity. In addition to the quarterly payments, the Company could be obligated to pay on an accelerated basis the principal payments, if applicable, no later than March 31st of each year starting from January 1, 2016, a reimbursement annuity equal to 20% of the proceeds generated by the Company from license, assignment or use of the livoletide. Under no circumstance would the Company be required to reimburse to Bpifrance principal amounts greater than the original advance it received.

        The Company is permitted to repay the Bpifrance Advance at anytime, at which point it would be released from all commitments and obligations under the Bpifrance Advance agreement. The Bpifrance Advance Agreement does not contain any ongoing financial covenants.

        At December 31, 2017, the balance outstanding was $0.8 million (€0.6 million).

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

8. License agreements

University of Michigan License Agreement

        In June 2013, the Company entered into a license agreement with the Regents of the University of Michigan (the "University of Michigan") for a worldwide, exclusive, sublicensable license to the University of Michigan's interest in certain patent rights jointly owned with the Company, covering the use of ATR-101 for the treatment of certain indications (the "UM License Agreement"). The Company is obligated to make payments to the University of Michigan totaling up to $2.5 million upon the achievement of certain development and commercial milestones. The Company recognized $0.1 million and $0.1 million of expense in connection with the achievement of certain milestones under the license agreement during the years ended December 31, 2017 and 2016, respectively. The Company is also required to pay the University of Michigan a low-single digit royalty percentage on net sales of applicable products, if any.

        In addition, $20,000 in annual minimum royalties are due under the UM License Agreement for each of 2018 through 2023. Further, beginning in 2024, the Company is required to pay an annual fee of $0.2 million which is creditable against royalties due, if any, until the expiration or termination of the UM License Agreement.

Assignment agreement with Erasmus University Medical Center and the University of Turin

        In connection with our acquisition of Alizé, the Company assumed Alizé's obligations under an assignment agreement with Erasmus University Medical Center, the University of Turin and certain individuals (collectively "the Assignors"), for certain patents and patent applications relating to livoletide.

        In connection with the assignment, the Company agreed to pay the Assignors a flat, low single digit royalty on net commercial sales of products containing livoletide that are covered by the claims of the assigned intellectual property. Further, upon approval of livoletide by the FDA or EMA, the Company is required to pay the Assignors CDN$100,000, which amount will be deducted from any future royalty payments due to the Assignors. The Company also agreed to pay the Assignors a low single digit percentage of any amounts received in connection with its license of the assigned intellectual property or products containing livoletide that are covered by the claims of the assigned intellectual property.

AstraZeneca License Agreement

        In August 2015, the Company entered into a license agreement with AstraZeneca for a worldwide, exclusive license to certain patent rights and know-how to make, use, sell, offer for sale and import MLE4901 (the "AZ License Agreement"). The Company terminated the AZ License Agreement in July 2017 and, as of December 31, 2017, had no further obligations thereunder.

9. Commitments

Operating leases

        The Company leases its office and operating space under operating leases expiring at various dates through December 2025. Rent expense under the leases totaled $0.1 million and $0.1 million for the years ended December 31, 2017 and 2016, respectively.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

9. Commitments (Continued)

        The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not yet paid. Future minimum rental payments under operating leases with noncancelable terms as of December 31, 2017 are as follows:

Year Ending December 31,
2018	$185
2019	48
2020	48
2021	48
2022	48
Thereafter	144

Total	$521

Employment benefit plan

        The Company maintains a defined contribution 401(k) plan in which employees may contribute up to 100% of their salary and bonus, subject to statutory maximum contribution amounts. The Company contributes a safe harbor minimum contribution equivalent to 3% of employees' compensation. The Company generally assumes all administrative costs of the plan. For the years ended December 31, 2017 and 2016, the expense relating to the contributions made was $0.1 million and $0.1 million, respectively.

Litigation

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding.

10. Common stock and convertible preferred stock

Common stock

        Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Subject to the rights of holders of convertible preferred stock, common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any. No dividends had been declared through December 31, 2017. During the year ended December 31, 2016, the Company reclassified 45,049 shares of common stock that were issued upon the exercise of stock options and previously subject to repurchase. During the years ended December 31, 2017 and 2016, the Company issued 8,184 and 404,479 shares of common stock, respectively, in connection with the exercise of stock options.

        In connection with the Alizé acquisition, the Company amended and restated its certificate of incorporation and authorized 117,683,000 shares of common stock and 8,924,000 shares of common-1 stock, 3,311,116 and 6,237,138 of which, respectively, were issued and outstanding as of December 31, 2017.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

10. Common stock and convertible preferred stock (Continued)

        The holders of common-1 stock are entitled to one vote for each share of common stock into which such holder's shares of common-1 stock may be converted. Each share of common-1 stock is convertible into common stock at any time at the option of the holder thereof at the conversion price then in effect. As of December 31, 2017, the conversion price of the common-1 stock was $1.49776 (subject to adjustments upon the occurrence of certain dilutive events).

        The Company may at any time require the conversion of all outstanding common-1 stock upon an initial public offering, or IPO, of its common stock with a public offering price of at least $3.00 per share and aggregate gross proceeds of at least $50.0 million (a "Qualified IPO").

Convertible preferred stock

        The Company has Series A, Series A-1, Series B and Series B-1 convertible preferred stock, which are classified outside of stockholders' (deficit) equity because the shares contain deemed liquidation rights that are contingent redemption features not solely within the control of the Company. As a result, all of the Company's convertible preferred stock is classified as temporary equity.

        On or prior to December 18, 2016, the Series B preferred stock investors were obligated to purchase an additional 15,360,148 shares of Series B preferred stock at a price per share of $1.49776, for anticipated gross proceeds of $23.0 million. In December 2016, the Company sold the additional 15,360,148 shares of Series B preferred stock and received gross proceeds of $23.0 million.

        The Company evaluated the future commitment rights at original issuance and determined they were not freestanding instruments as they were not legally detachable. The future commitment rights were also evaluated as embedded derivatives and determined they did not meet the definition of a derivative instrument for which bifurcation would be required.

        In connection with the Alizé acquisition, the Company amended and restated its certificate of incorporation and authorized 9,359,000 shares of Series A-1 preferred stock and 29,525,000 shares of Series B-1 preferred stock, 6,540,763 and 20,636,179 of which, respectively, were issued and outstanding as of December 31, 2017.

Dividends

        The holders of Series B and Series B-1 preferred stock, in preference to holders of any other class or series of the Company's stock, are entitled to non-cumulative dividends at a rate of 8.0%, if and when declared by the Company's board of directors. After payment to the holders of the Series B and Series B-1 preferred stock, the holders of Series A and Series A-1 preferred stock, in preference to holders of any other class or series of the Company's stock, are entitled to non-cumulative dividends at a rate of 8.0%, if and when declared by the Company's board of directors. In the event a dividend is declared to common stockholders, holders of Series A, Series A-1, Series B and Series B-1 preferred stock will also receive an equivalent dividend on an "as-converted" basis. No dividends were declared or paid during the years ended December 31, 2017 and 2016.

Voting

        The holders of Series A, Series A-1, Series B and Series B-1 preferred stock are entitled to one vote for each share of common stock into which their shares of preferred stock may be converted and, subject to certain preferred stock class votes specified in the Company's certificate of incorporation or

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

10. Common stock and convertible preferred stock (Continued)

as required by law, the holders of the preferred stock and common stock vote together on an as-converted basis.

Liquidation preference

        In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or in the event of a deemed liquidation event, which includes a sale of the Company as defined in the Company's articles of incorporation, holders of Series A, Series A-1, Series B, and B-1 preferred stock are entitled to receive, in preference to all other stockholders, an amount equal to their original investment amount plus any declared and unpaid dividends. If upon the occurrence of such event, the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series B and Series B-1 preferred stock in proportion to the full amounts to which they would otherwise be entitled.

        After payment in full of the liquidation preference of the Series B and Series B-1 preferred stock, holders of Series A and Series A-1 preferred stock are entitled to receive, in preference to all holders of common stock, an amount equal to their original investment amount plus any declared and unpaid dividends. If upon the occurrence of such event, the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire remaining assets and funds legally available for distribution shall be distributed ratably among the holders of the Series A and Series A-1 preferred stock in proportion to the full amounts to which they would otherwise be entitled.

        After payment of the liquidation preference on shares of Series A, Series A-1, Series B, and Series B-1 preferred stock has been made, any remaining assets shall be distributed ratably to common and preferred stockholders, on an as-converted basis, until such time as each holder of preferred stock has received an aggregate amount per share equal to three times the original issue price of such share. Thereafter, the remaining assets of the company available for distribution shall be distributed ratably to holders of common stock.

Conversion

        Each share of Series A, Series A-1, Series B, and Series B-1 preferred stock is convertible into common stock at any time at the option of the holder thereof at the conversion price then in effect. All shares of Series A, Series A-1, Series B and Series B-1 preferred stock are convertible into common stock at the affirmative election of the holders of at least a majority of the outstanding shares of preferred stock at the conversion price then in effect. As of December 31, 2017, the conversion price for the Series A and Series A-1 preferred stock is $1.00 and the conversion price for the Series B and Series B-1 preferred stock is $1.49776 (each subject to adjustments upon the occurrence of certain dilutive events).

        The Company may at any time require the conversion of all outstanding preferred stock upon a Qualified IPO.

        Upon any automatic conversion, any declared and unpaid dividends shall be payable to the holders of preferred stock.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

10. Common stock and convertible preferred stock (Continued)

Series A convertible preferred stock warrants

        In July 2014, the Company issued a warrant to purchase up to 110,000 shares of Series A preferred stock at an exercise price of $1.00 per share in connection with the Loan Agreement (see Note 7). The warrant is classified as a liability because it is exercisable for preferred stock, and the value of the warrant is adjusted to current fair value at each reporting period end (see Note 4). Subsequent to initial issuance, there were no additional grants, exercises, or cancellations of Series A preferred stock warrants during the years ended December 31, 2017 and 2016.

Series B convertible preferred stock warrants

        In July 2016, the Company issued a warrant to purchase up to 120,179 shares of Series B preferred stock at an exercise price of $1.49776 per share in connection with amending the Loan Agreement (see Note 7). The warrant is classified as a liability because it is exercisable for preferred stock, and the value of the warrant is adjusted to current fair value at each reporting period end (see Note 4). Subsequent to initial issuance, there were no additional grants, exercises, or cancellations of Series B preferred stock warrants during the years ended December 31, 2017 and 2016.

11. Stock-based compensation

        The Company issues stock-based awards pursuant to its 2012 Stock Plan, as amended (the "Plan"). There were 12,086,451 authorized shares of the Company's common stock to be issued under the Plan. As of December 31, 2017 and 2016, there were 1,899,057 and 1,679,757 shares of common stock available for future issuance, respectively. The amount, terms of grants, and exercisability provisions are determined and set by the Company's board of directors.

        The Company measures employee and nonemployee stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. Stock-based awards issued to nonemployees are revalued until the award vests.

        The Company recorded stock-based compensation expense in the following expense categories of its accompanying consolidated statements of operations and comprehensive loss for the years ended December 31, 2017 and 2016 (amounts in thousands):

	Years ended December 31,
	2017	2016
Research and development	$315	$223
General and administrative	447	339

Total	$762	$562

Stock options

        Options issued under the Plan may have a contractual life of up to 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a period of not greater than four years. Exercised but unvested shares are subject to repurchase by the Company at the lower of the (i) fair market value of the common stock at the time of repurchase or

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

11. Stock-based compensation (Continued)

(ii) initial exercise price. The proceeds from the shares subject to repurchase are classified as a liability and reclassified to equity as the shares vest. As of December 31, 2017 and 2016, there are no shares that the Company could be required to repurchase under the Plan's early exercise feature.

        The following table summarizes the activity related to stock option grants to employees and nonemployees for the years ended December 31, 2017 and 2016:

	Shares	Weighted average exercise price per share	Weighted- average remaining contractual life (years)
Outstanding at January 1, 2016	2,243,658	$0.11	7.4
Granted	8,541,487	0.42
Exercised	(449,528)	0.11
Forfeited	(652,790)	0.36

Outstanding at December 31, 2016	9,682,658	0.37	8.8
Exercised	(8,184)	0.25
Forfeited	(219,300)	0.39

Outstanding at December 31, 2017	9,455,343	$0.37	7.8

Vested and exercisable at December 31, 2017	4,981,368	$0.31	7.4

Vested and expected to vest at December 31, 2017	9,455,343	$0.37	7.8

        As of December 31, 2017, the unrecognized compensation cost related to 4,473,975 unvested stock options expected to vest was $1.6 million. This unrecognized compensation will be recognized over an estimated weighted-average amortization period of 2.51 years. The total aggregate intrinsic value of options exercised during the year ended December 31, 2017 was $3,000. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2017 was $3.2 million and $2.0 million, respectively. There were no options granted during 2017.

        The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying common stock at the grant date, expected term, expected volatility, risk-free interest rate and dividend yield. The fair value of each grant of options during the year ended December 31, 2016 was determined using the methods and assumptions discussed below.

  •
  The expected term of employee options with service-based vesting is determined using the "simplified" method, as prescribed in SEC's Staff Accounting Bulletin ("SAB") No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company's lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.

  •
  The expected volatility is based on historical volatilities of similar entities within the Company's industry which were commensurate with the expected term assumption as described in SAB No. 107.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

11. Stock-based compensation (Continued)

  •
  The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

  •
  The expected dividend yield is 0% because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.

  •
  As the Company's common stock has not historically been publicly traded, its board of directors periodically estimated the fair value of the Company's common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

        The grant date fair value of each option grant was estimated throughout the year using the Black-Scholes option-pricing model using the following assumptions for the Plan:

Years ended December 31,
2016
Expected term (in years)	6.15
Expected volatility	72%
Risk-free interest rate	1.49%
Expected dividend yield	0%
Fair market value of common stock	$0.50

        During the year ended December 31, 2016, the Company amended certain outstanding option agreements to give the option holders the right to early exercise any unvested options. Shares issued upon such early exercise are subject to repurchase by the Company at the lower of the (i) fair market value of the common stock at the time of repurchase or (ii) initial exercise price. In addition, certain options previously granted were amended to permit an acceleration of vesting upon a change in control that results in the option holder's termination of employment. The amendments to the stock option agreements were each accounted for as a Type I modification (probable-to-probable), with respect to which no incremental costs were incurred.

        As discussed in Note 3, at the time of the Alizé acquisition, Alizé had 6,219 non-employee (BSA) warrants and 5,360 employee (BSPCE) warrants outstanding, which have weighted-average exercise prices of €80.06 and €83.40, respectively. As of December 31, 2017, there were 3,500 BSAs and 4,150 BSPCEs that were unvested and expected to vest on February 4, 2018. The unvested BSAs and BSPCEs have weighted-average exercise prices of €87.00 and €87.00, respectively. Upon exercise, each warrant entitles the holder to approximately 33.96 shares of the Company's Common-1 stock, 35.61 shares of the Company's Series A-1 preferred stock and 112.36 shares of the Company's Series B-1 preferred stock. As of December 31, 2017, there were an aggregate of 2,106,630 shares of common stock issuable upon the exercise of the warrants, if exercised following the completion of this offering, with a weighted-average exercise price of $0.54 per share. These instruments are included in the equity attributable to noncontrolling interests.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

12. Income taxes

        In December 2017, the Tax Act was enacted. The Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 34 percent to 21 percent for tax years beginning after December 31, 2017. The Tax Act also provides for a one-time transition tax on certain foreign earnings and the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes beginning in 2018, including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, capitalization of research and development expenditures, additional limitations on executive compensation and limitations on deductibility of interest.

        The Company re-measured its U.S. deferred tax assets at 21%, which did not have an impact to the Company due to the full valuation allowance position. The Company is still analyzing certain aspects of the Tax Act and calculations, which could affect the measurement of the balances or give rise to new deferred tax amounts. Since the Company has recorded estimates in its federal income tax provision, any corresponding determination of the need for or change in a valuation allowance is also provisional. The amounts recorded are best estimates based on the current information and guidance available at this time and represent provisional estimates of the impact of the Tax Act and will be finalized in 2018.

        As of December 31, 2017 and 2016, the Company had approximately $58.4 million and $31.8 million of federal net operating loss carryforwards and $6.6 million and $3.0 million of research tax credit carryforwards, respectively. The net operating loss carryforwards and research tax credit carryforwards begin to expire in 2032. As of December 31, 2017, the Company had foreign net operating loss carryforwards of approximately $21.3 million, which can be carried forward indefinitely.

        Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") provides for limitation on the use of net operating loss and research and development tax credit carryforwards following certain ownership changes (as defined in Code) that could limit the Company's ability to utilize these carryforwards. Pursuant to Section 382 of the Code, an ownership change occurs when the stock ownership of a 5% stockholder increases by more than 50% over a three-year testing period. The Company may have experienced various ownership changes, as defined by the Code, as a result of past financings and may in the future experience an ownership change. Accordingly, the Company's ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

12. Income taxes (Continued)

        The components of the net deferred income tax asset as of December 31, 2017 and 2016 are as follows (amounts in thousands):

	December 31,
	2017	2016
Deferred tax assets:
Net operating loss carryforwards	$20.978	$12.065
Research and development credit carryforwards	6,582	2,952
Stock-based compensation	168	147
Accruals and other	260	272
Capitalized start-up costs	1,109	1,761
Depreciation	8	24
Intangibles	—	3,543

Gross deferred tax asset	29,105	20,764
Less: valuation allowance	(29,105)	(20,764)

Net deferred tax asset	$—	$—

        In assessing the realizability of deferred tax assets, the Company considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible. After consideration of all the evidence, both positive and negative, the Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2017 and 2016, respectively, because the Company has determined that is it more likely than not that these assets will not be fully realized due to historic net operating losses incurred. The valuation allowance increased by $8.3 million during the year ended December 31, 2017, primarily due to the generation of domestic net operating losses and credit carry forwards of $10.2 million and the acquisition of Alizé's net operating losses of $6.0 million, respectively, partially offset by a decrease of $7.9 million due to changes in the federal income tax rate from 34% to 21%.

        The Company does not have unrecognized tax benefits as of December 31, 2017 and 2016, respectively. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Millendo Therapeutics, Inc.

Notes to consolidated financial statements (Continued)

12. Income taxes (Continued)

        A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	December 31,
	2017	2016
Federal income tax benefit at statutory rate	34.0%	34.0%
State income tax, net of federal benefit	0.9%	3.7%
Permanent differences	(26.6)%	(2.0)%
Rate change	(9.3)%	—%
Research and development credit benefit	4.3%	4.0%
Change in valuation allowance	(3.3)%	(39.7)%

Effective income tax rate	—%	—%

        The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's 2012 to 2016 tax years remain open and subject to examination.

13. Related party transactions

        During the year ended December 31, 2016, the Company received $23.0 million upon issuing shares of its Series B preferred stock, of which $3.8 million was from existing Series A preferred stock investors.

14. Subsequent events

        The Company has evaluated subsequent events from the balance sheet date through May 4, 2018 and determined there were no other items requiring disclosure.

Independent Auditor's Report

Report on the Financial Statements

        We have audited the accompanying Financial Statements of Millendo Therapeutics SAS (formerly named Alizé Pharma) (the Company), which comprise the balance sheet as of December 31, 2016 and the related statements of income and cash flows for the year then ended, and the balance sheet as of December 19, 2017 and the related statements of income and cash flows for the period from January 1 to December 19, 2017, and the related notes to the financial statements (collectively, the Financial Statements).

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these Financial Statements in accordance with accounting principles generally accepted in France; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these Financial Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and French auditing standards related to this engagement established by the CNCC. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Financial Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Financial Statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Millendo Therapeutics SAS (formerly named Alizé Pharma) as of December 31, 2016 and December 19, 2017, and the results of its operations and its cash flows for the year ended December 31, 2016 and the period from January 1, 2017 to December 19, 2017 in accordance with accounting principles generally accepted in France.

Lyon, on the 4 May 2018
Le Commissaire aux comptes, /s/ RSM Rhône-Alpes Gaël Dhalluin Partner

Millendo Therapeutics SAS (formerly named Alizé Pharma)

Balance sheets

(amounts in Euros)

	Gross Value	Amortization /Depreciation	Net as of 12/19/17	Net as of 12/31/16
ASSETS
Licenses	54,615	39,086	15,529	18,981
Tangible assets	23,532	11,275	12,257	12,666
Financial assets	10,036	—	10,036	9,925

Total fixed assets	88,183	50,361	37,822	41,572
Trade debtors and related accounts	7,735	—	7,735	34,358
Research tax credit	830,668	—	830,668	429,354
VAT and other taxes	302,092	—	302,092	84,576
Other Debtors	2,820	—	2,820	1,503
Down payments on orders	237	—	237	29
Cash	1,277,764	—	1,277,764	3,201,608
Prepaid expenses	76,994	—	76,994	512,202
Total current assets	2,498,310	—	2,498,310	4,263,630

TOTAL ASSETS	2,586,493	50,361	2,536,132	4,305,202

EQUITY AND LIABILITIES
Share capital			220,950	170,131
Share premium			13,665,217	9,957,148
Retained losses			(9,554,865)	(8,199,976)
Net loss for the year/period			(4,266,533)	(1,354,889)

SHAREHOLDER'S EQUITY			64,769	572,414
Advances subject to conditions			680,000	732,500

Other Equities			680,000	732,500
PROVISIONS FOR RISKS AND CHARGES			—	—
Convertible loans			—	2,222,529
Accrued bank interest			242	160
Total bank loans and related interest			242	160
Shareholders' loan			567,825	—
Trade creditors and related accounts			1,040,418	614,585
Payroll liabilities			89,105	65,317
Social taxes			82,513	82,813
VAT turnover			6,152	10,016
Other taxes			5,108	4,700
Total Payroll and Tax Liabilities			182,878	162,846
Deferred revenue			—	168
TOTAL LIABILITIES			1,791,363	3,000,288

TOTAL EQUITY & LIABILITIES			2,536,132	4,305,202

Millendo Therapeutics SAS (formerly named Alizé Pharma)

Statement of Income

(amounts in Euros)

	Period From 01/01/17 to 12/19/17%		From 01/01/16 to 12/31/16 12 months	%	Variation	%
REVENUE	—	—%	—	—%	—	—%
Other revenue	170,645	100.0%	194,139	100.0%	(23,494)	(12.1)%
Total	170,645	100.0%	194,139	100.0%	(23,494)	(12.1)%
Other purchases & external costs	4,229,738	2,478.7%	1,406,488	724.5%	2,823,250	200.7%
Total	4,229,738	2,478.7%	1,406,488	724.5%	2,823,250	200.7%
MARGIN ON GOODS & RAW MATERIALS	(4,059,093)	(2,378.7)%	(1,212,349)	(624.5)%	(2,846,744)	234.8%
EXPENSES	—	—%	—	—%	—	—%
Operating taxes	9,577	5.6%	7,497	3.9%	2,080	27.7%
Salaries and wages	427,414	250.5%	387,454	199.6%	39,960	10.3%
Payroll taxes	183,668	107.6%	168,262	86.7%	15,406	9.2%
Depreciations and provisions	8,023	4.7%	5,472	2.8%	2,551	46.6%
Other expenses	3	—%	50	—%	(47)	(94.0)%
Total	628,685	368.4%	568,735	293.0%	59,950	10.5%
OPERATING LOSS	(4,687,778)	(2,747.1)%	(1,781,084)	(917.4)%	(2,906,694)	163.2%
Financial income	19,362	11.3%	22,477	11.6%	(3,115)	(13.9)%
Financial charges	428,785	251.3%	24,889	12.8%	403,896	1,622.8%
Financial loss	(409,423)	(239.9)%	(2,412)	(1.2)%	(407,011)	16,874.4%
LOSS ON ORDINARY ACTIVITIES	(5,097,201)	(2,987.0)%	(1,783,496)	(918.7)%	(3,313,705)	185.8%
Extraordinary income/loss	—	—%	—	—%	—	—%
Tax credit	(830,668)	(486.8)%	(428,606)	(220.8)%	(402,062)	93.8%
NET LOSS	(4,266,533)	(2,500.2)%	(1,354,890)	(697.9)%	(2,911,643)	214.9%

Millendo Therapeutics SAS (formerly named Alizé Pharma)

Statement of Cash Flows

(amounts in Euros)

	Period From 01/01/17 to 12/19/17	From 01/01/16 to 12/31/16 12 months
Cash flows from operating activities:
Net loss	€(4,266,533)	€(1,354,890)
Adjustments for:
Depreciation	8,023	5,471
Changes in working capital:
Research and CICE tax credits	(401,314)	70,000
Other current assets	242,705	(254,745)
Trade creditors	851,590	79,418
Tax and social liabilities	20,033	5,557

Net cash used in operating activities	(3,545,496)	(1,449,189)

Cash flows from investing activities:
Purchases of fixed assets	(4,274)	(22,805)

Net cash used in investing activities	(4,274)	(22,805)

Cash flows from financing activities:
Proceeds from issuance of ordinary and preferred shares	—	1,233,312
Proceeds from issuance of preferred warrants	10,660	—
Proceeds from convertible bonds	1,099,941	2,199,882
Proceeds from BPI advances	—	250,000
Repayments of BPI advances	(52,500)	(17,500)
Shareholders' loan	567,825	—

Net cash provided by financing activities	1,625,926	3,665,694

Net increase/(decrease) in cash	€(1,923,844)	€2,193,700
Cash at beginning of the year/period	3,201,608	1,007,908

Cash at end of the year/period	€1,277,764	€3,201,608

Notes to the financial statements

        Designation of the company: SAS MILLENDO THERAPEUTICS (formerly named SAS ALIZÉ PHARMA)

        The financial years cover the periods from 01/01/2017 to 12/19/17 and from 01/01/2016 to 12/31/2016.

        The notes and tables below are an integral part of the financial statements.

        These financial statements have been approved by the President of the company.

Accounting principles

        The financial statements have been prepared in accordance with the French accounting standards governed by French Company Law and approved by Ministerial Decree of 08/09/2014 (Articles L. 123-12 to L. 123.28 and R. 123-172 to R. 123-208).

        The financial statements have been prepared in accordance with the following general accounting conventions prescribed by French Company Law:

  •
  Matching costs and revenues;

  •
  Consistency of the method of accounting;

  •
  Going concern;

  •
  Prudence;

  •
  Historical costs;

  •
  Accuracy of the opening balance; and

  •
  No set-off between assets and liabilities.

        Only relevant information is summarized below. Unless otherwise mentioned, all amounts are stated in Euros.

        Alizé Pharma SAS (the Company) was acquired by Millendo Therapeutics, Inc. on December 19, 2017 and changed its name to Millendo Therapeutics SAS from that date. The parent company will provide advance payments and/or capital increase in order to ensure the continuity of research activities and subsidiary's continuity of operations.

Tangible and intangible assets

        Tangible and intangible assets are valued at their acquisition cost (purchase price and incidental expenses) for assets acquired for consideration, at their production cost for assets produced by the company and at the fair value for assets received free of charge or by way of an exchange.

        The cost of an asset includes its purchase price, including customs duties and non-refundable purchase taxes, after deduction of rebates, trade discounts and settlement of all costs directly attributable to putting the asset in place and in working order according to the intended use. Transfer taxes, fees or commissions and acts related to acquisition costs, are attached to this cost. Any costs that are not part of the purchase price of the asset and that cannot be directly linked to costs made necessary to put the asset in place and in working order in accordance with the intended use, are recognized as expenses.
        Depreciation of assets is recognized over the expected useful life, using the straight-line method:

  •
  Licenses : 15 to 20 years

Notes to the financial statements (Continued)

  •
  Software: 3 years

  •
  Office equipment and computers: 3 years

        Licenses are amortized over the period of legal protection (i.e. 20 years) or over their expected useful lives if shorter.

Costs for research and development

        Research costs are expensed as incurred.

        Development costs are recognized as an asset under "intangible assets" when the project meets all of the following criteria:

  •
  Technical feasibility of completing the intangible asset demonstrated,

  •
  Intention to complete the intangible asset and use or sell it,

  •
  Availability of appropriate resources to complete the development and to use or sell the intangible asset,

  •
  The ability to use or sell the intangible asset,

  •
  Expected future economic benefits,

  •
  Ability to measure reliably the expenditure attributable to the intangible asset during its development.

        When one of the criteria is not met, development costs are expensed in the period in which they are incurred.

        Costs related to the patent creation follow the same accounting principle as development costs.

        Given the above, research costs were recognized as an expense in 2016 and 2017 (Other purchases & external expenses).

Receivables & Payables

        Receivables and Payables are recognized at their nominal value. A provision for impairment is recorded on receivables when the recoverable value is less than the book value.

        No impairment was recorded in 2016 and 2017.

Transactions in foreign currencies

        During acquisition of assets in foreign currency, the conversion rate used is the rate of exchange at the date of entry or, where applicable, the cover if it was taken before the operation. Costs incurred to implement the covers are also included in the acquisition cost.

        Payables, receivables, cash in foreign currencies are stated at their exchange value during year end. The difference resulting from the discounting of receivables and liabilities in foreign currencies at year end is recorded as currency exchange differences.

        Unrealized exchange losses are provided for.

Notes to the financial statements (Continued)

Advances subject to conditions

        The Company received repayable advances (from BPI) to finance research and development costs. Those advances are recorded in the balance sheet in "Other Equity".

        These conditional advances (debt) are repayable within the contract payment plan.

Retirement Benefits

        The Company's collective agreement provides for retirement benefits. No special agreement has been signed. Retirement benefits are not recorded as liabilities in the balance sheet. However, accounting law requires to disclose details of costs and obligations in the notes to the financial statements.

        Retirement benefits are measured at the likely present value of the rights already acquired by applying a method based on projected end-of-career salaries, company's collective agreement, rates of staff turnover, life expectancy and discounting of assumptions of predictable payments.

        The discounting assumptions are as follows:

  •
  Discount rate: 2%

  •
  Rate of salary increases: 2%

  •
  Retirement age: 67 years old

  •
  Life expectancy table: (table INSEE 2010-2012)

Capital Increase

        During the period ended December 19, 2017, there was a capital increase of 50,819 shares with a par value of €1 each.

        This capital increase was accompanied by an issue premium of €3,708,079 divided as follows :

  •
  OC1 + OC2 for €3,697,569

  •
  BSA 2012-04-27 for €7,210

  •
  BSA 2009-02 for €3,300

        On February 3, 2016, there was a capital increase of €14,176 accompanied by an issue premium of €1,219,136.

Convertible Loans

        On November 30 2016, the Company issued convertible bonds. These bonds can be converted into preferred shares and include also warrants and rights of preferred shares subscription. (In French: OCABSOC).

        At December 31, 2016, 25,286 convertible notes have been issued.

        At April 28, 2017, 12,643 convertible notes have been issued.

Notes to the financial statements (Continued)

        At December 19, 2017, all convertible bonds have been converted into 50,669 shares.

Date	11/30/16	12/31/16	04/28/17	12/19/2017	12/19/17
Step	Bonds creation		Bonds creation	Bonds conversion
Number	25,286	25,286	12,643	50,669	50,669
Bonds / Shares	bonds	bonds	bonds	shares	shares

        This loan of 3,299,823 € is divided in two parts :

  •
  The first part (In French OC1) was issued in November, 30, 2016 for an amount of €2,199,882 representing 25,286 convertible bonds / notes with a conversion value of €87 each.

  •
  The second part(In French OC2) was issued on April 28, 2017 for an amount of €1,099,941 representing 12,643 convertible bonds / notes with a conversion value of €87 each.

        As of December 19, 2017 all convertible bonds and interests (for an amount of €3,697,569) were converted into 50,669 shares with a conversion value of €73.99 per share.

Others significant events

Tax credit for the competitiveness and employment

        The third Amending Finance Law 2012 established a tax credit for the competitiveness and Employment (In French CICE) for corporations.

        This 7% tax credit is based on the salaries equal to or less than 2.5 times the minimum wage in France. The company recognized this tax credit in order to reduce personnel expenses in the income statement.

        It could reduce the corporation tax due or, failing that, be refundable after a minimum of 3 years.

        In 2016, the Company exceeded the threshold to benefit from the tax credit.

Change of company name

        Following the change in shareholders, ALIZÉ PHARMA SAS has changed its name which is now MILLENDO THERAPEUTICS SAS.

Assessment of clinical studies

        The Company has performed a change of assessment of clinical studies based on percentage of completion. This analysis is based on a model allowing to refine the approach of amounts committed at the end of the exercise.

Notes to the financial statements (Continued)

Assets

Assets breakdown—December 19, 2017:

(In €)	Beginning of the year	Increase	Decrease	End of the year
Licenses and other intangible assets	€54,615	€—	€—	€54,615

Intangible assets	54,615	—	—	54,615

Fixtures and fittings	8,862	—	—	8,862
Office equipment and computers, furniture	10,507	4,163	—	14,670

Tangible assets	19,369	4,163	—	23,532

Other financial assets	9,925	111	—	10,036

Financial assets	9,925	111	—	10,036

FIXED ASSETS	€83,909	€4,274	€—	€88,183

Assets breakdown—December 31, 2016:

(In €)	Beginning of the year	Increase	Decrease	End of the year
Licenses and other intangible assets	€54,615	€—	€—	€54,615

Intangible assets	54,615	—	—	54,615

Fixtures and fittings	—	8,862	—	8,862
Office equipment and computers, furniture	8,449	4,018	1,960	10,507

Tangible assets	8,449	12,880	1,960	19,369

Other financial assets	926	9,925	926	9,925

Financial assets	926	9,925	926	9,925

FIXED ASSETS	€63,990	€22,805	€2,886	€83,909

Note 1 :    Loans and other financial assets represent exclusively security deposit on the lease.

Depreciation breakdown—At December 19, 2017

(In €)	Beginning of the year	Increase	Decrease	End of the year
Licenses and other intangible assets	€35,633	€3,453	€—	€39,086

Intangible assets	35,633	3,453	—	39,086

Fixtures and fittings	5	1,714	—	1,719
Office equipment and computers, furniture	6,699	2,857	—	9,556

Tangible assets	6,704	4,571	—	11,275

Financial assets	—	—	—	—

TOTAL	€42,337	€8,024	€—	€50,361

Notes to the financial statements (Continued)

Depreciation Breakdown—At December 31, 2016

(In €)	Beginning of the year	Increase	Decrease	End of the year
Licenses and other intangible assets	€32,063	€3,570	€—	€35,633

Intangible assets	32,063	3,570	—	35,633

Fixtures and fittings	—	5	—	5
Office equipment and computers, furniture	6,763	1,896	1,960	6,699

Tangible assets	6,763	1,901	1,960	6,704

Financial asset	—	—	—	—

TOTAL	€38,826	€5,471	€1,960	€42,337

Current assets

Receivables at December 19, 2017

        Receivables amount to €1,181,061 at the end of the financial period and are broken down as follows:

(In €)	Gross amount	Due within one year	Due over one year
Financial Assets:
Deposits	€10,036	€—	€10,036
Current assets:
Trade Debtors and related accounts	7,735	7,735	—
VAT and research tax credit	1,135,580	1,135,580	—
Prepaid expenses	27,710	27,710	—

Total	€1,181,061	€1,171,025	€10,036

Receivables at December 31, 2016

        Receivables amount to €1,071,917 at the end of the financial year and are broken down as follows:

(In €)	Gross amount	Due within one year	Due over one year
Financial Assets:
Deposits	€9,925	€—	€9,925
Current assets:
Trade Debtors and related accounts	34,358	34,358	—
VAT and research tax credit	515,433	515,433	—
Prepaid expenses	512,201	512,201	—

Total	€1,071,917	€1,061,992	€9,925

        As of 12/19/2017, receivables are mainly composed of Research Tax Credit (€830,668) and deductible VAT (€302,092).

        As of 12/31/2016, receivables are mainly composed of Research Tax Credit (€429,354) and deductible VAT (€84,575).

Notes to the financial statements (Continued)

Other accounts receivable—At December 19th 2017

(In €)	Amount
Grants due by OSEO	€2,747
Accured interest on deposit bank accounts	48,742

Total	€51,489

Other accounts receivable—December 31st 2016

(In €)	Amount
Research Tax Credit	€429,354
VAT	34,191
Guarantee deposit reimbursement	1,503
Accrued interest on deposit bank accounts	34,484
Other income	144

Total	€499,676

Research Tax Credit

        Research Tax Credit (In French CIR) amounted to €830,668 as of 12/19/2017. It can be charged on Corporate Tax or refunded according to SME status within the meaning of Community guidelines.

        The accrued income due to Research Tax Credit is €830,668 as of December 19, 2017 and was accounted as an asset in the balance sheet.

        Under French GAAP, the Research Tax Credit (RTC) is recorded as a reduction of the Corporate Income Tax (CIT). When a corporate cannot use the research tax credit on CIT (historical losses), the tax credit is repaid to the corporate. CIR is not a deferred tax asset.

        Research Tax Credit (In French CIR) amounted to €429,354 in 2016.

Equity

Share capital breakdown at December 19, 2017

        Share capital amounting to €220,950 broken down into 220,950 shares with a nominal value of €1.

(In €)	Number	Nominal Value
Balance at January 1, 2017	170,131	€1.00
Issue of share capital—converted bonds	50,819	1.00

Balance at December 19, 2017	220,950	€1.00

Share capital breakdown at December 31, 2016

        Share capital amounting to €170,131 broken down into 170,131 shares with a nominal value of €1.

(In €)	Number	Nominal Value
Balance at January 1, 2016	155,955	€1.00
Issue of share capital—proceeds from employees shares issued	14,176	1.00

Balance at December 31, 2016	170,131	€1.00

Notes to the financial statements (Continued)

        The Company's share capital on incorporation was €37,000 (37,000 shares of €1 each)

        In May 2007, the share capital increased by €15,235 with the creation of 15,235 new ordinary shares at a nominal value of €1 per share. The new shares were issued at the price of €45.94 per share including a nominal value of €1 and a premium of €44.94.

        In July 2009, the share capital increased by €13,433 with the issuance of 13,433 new shares with warrants attached (ABSA 2009-01) at a nominal value of €1 per share. The new shares were issued at the price of €67 per share including a nominal value of €1 and a premium of €66.

        In April 2012, the share capital increased by €45,226 with the issuance of 45,226 new ordinary shares at a nominal value of €1 per share. The new shares were issued at the price of €73.1 per share including a nominal value of €1 and a premium of €72.1.

        In June 2014, the share capital increased by €16,709 with the issuance of 16,709 new shares with warrants attached (ABSA P1) at a nominal value of €1 per share. The new shares were issued at the price of €87 per share including a nominal value of €1 euro and a premium of €86.

        In July 2014, the share capital increased by €28,352 with the issuance of 28,352 new shares with warrants attached (ABSA P2) at a nominal value price of €1 per share. The new shares were issued at the price of €87 per share including a nominal value of €1 and a premium of €86.

        In March 2015, the company issued 3,500 employee share options (BSA 2014-06) at the price of €8.7 each.

        In February 2016, the capital increased by €14,176 with the issuance of 14,176 new preferred shares at a nominal value of €1 per share. The new shares were issued at the price of €87 per share including a nominal value of €1 and a premium of €86.

        In December 2017, the capital increased by €50,819 with the issuance of 50,669 shares (conversion of bonds) at a nominal value of €1 per share. The new shares were issued at the price of €73.99 per share including a nominal value of €1 and a premium of €72.99.

        Furthermore, 150 employee share options (BSA) have been issued at the average price of €71.07 each share including a nominal value of €1 and a premium of €70.07.

Allocation of the losses

        Decision of the General Meeting of 04/25/2017.

(In €)	Amount
Retained earnings at January 1, 2017	€(8,199,976)
Net loss of the year 2016	(1,354,889)

Retained earnings at January 1, 2017	(9,554,865)

Losses carried forward	(9,554,865)

Retained earnings at January 1, 2017	€(9,554,865)

Notes to the financial statements (Continued)

        Decision of the General Meeting of 04/21/2016.

(In €)	Amount
Retained earnings at January 1, 2016	€(5,955,550)
Net loss of the year 2015	(2,244,426)

Retained earnings at January 1, 2016	(8,199,976)

Losses carried forward	(8,199,976)

Retained earnings at January 1, 2016	€(8,199,976)

Changes in equity

Period ended December 19, 2017

(In €)	Balance as of 1/01/2017	Allocation of loss	Increase	Balance as of 12/19/2017
Share capital	€170,131	€—	€50,819	€220,950
Share premium	9,957,148	—	3,708,069	13,665,217
Retained losses	(8,199,976)	(1,354,889)	—	(9,554,865)
Loss of the period	(1,354,889)	1,354,889	(4,266,533)	(4,266,533)

TOTAL	€572,414	€—	€(507,645)	€64,769

Year ended December 31, 2016

(In €)	Balance as of 1/01/2016	Allocation of loss	Increase	Balance as of 12/31/2016
Share capital	€155,955	€—	€14,176	€170,131
Share premium	8,738,012	—	1,219,136	9,957,148
Retained losses	(5,955,550)	(2,244,426)	—	(8,199,976)
Loss of the year	(2,244,426)	2,244,426	(1,354,889)	(1,354,889)

TOTAL	€693,991	€—	€(121,577)	€572,414

Other Equity

        Other equity is composed of advances received from BPI. In 2014, BPI FRANCE granted a financial support of €750,000 Euros including €500,000 paid in 2014 and €250,000 paid in 2016.

        Conditional advances represent a debt and must be repaid. The Company must repay this advance according to the provisions included in the BPI's agreement. Repayment conditions take into account forecast revenues generated by the projects. The first repayment took place in 2016 and the last repayment will be due in 2021.

        In case of technical or commercial failure, the recipient ensures payment by installments of €300,000 to BPI.

Notes to the financial statements (Continued)

Liabilities

Breakdown of accounts payable as at December 19, 2017

        Total liabilities amount to €1,791,364 at the end of the financial period and are broken down as follows:

(In €)	Gross amount	Less than one year	Between 1 and 5 years	Over 5 years
Bank debts
Of which are:
—initially due within 12	€242	€242
—initially due over 12 months
Trade creditors and related accounts	1,040,418	1,040,418
Payroll, social and other taxes	182,878	182,878
Other creditors debts	567,825	567,825

Total	€1,791,363	€1,791,363

Proceeds from borrowings	€1,099,941
Repayments of borrowings	€3,299,823

        On November 30, 2016, the Company issued a convertible loan for a nominal value of €3,299,823 divided in two parts :

  •
  Part 1 in November 2016 for €2,199,882

  •
  Part 2 in November 2017 for €1,099,941

        The first part includes 25,286 convertible bonds in shares P for an amount of €2,199,882.

        Each of 25,286 OCT1 have a warrant attached (BSOCT2) allowing to proceed with a determined number of OCT2 (part 2).

        The second part includes 12,643 convertible bonds in shares P for an amount of €1,099,941.

        These convertibles bonds bear 15% interest annually.

        All convertible bonds have been converted into 50,669 shares (see Significant events /Convertible loans)

Breakdown of accounts payable as at December 31, 2016

        Total liabilities amount to €3,000,287 at the end of the financial year and are broken down as follows:

(In €)	Gross amount	Less than one year	Between 1 and 5 years	Over 5 years
Convertible loans	€2,222,529		€2,222,529
Bank debts, of which are:
—initially due within 12	160	€160
—initially due over 12 months
Trade creditors and related	614,585	614,585
Payroll, social and other taxes	162,845	162,845
Deferred revenue income	168	168

Total	€3,000,287	€777,758	€2,222,529

Proceeds from borrowings	€2,199,882
Repayments of borrowings	€—

Notes to the financial statements (Continued)

Accrued liabilities as at December 19, 2017

(In €)	Amount
Unreceived invoices from suppliers	€66,547
Bank commissions	242
Holiday pay	32,691
Overtime	826
Bonuses	34,439
Unpaid salaries	21,149
Social charges related to holiday pay	14,197
Social charges related to overtime	355
Social charges related to bonuses	14,809
Apprentice tax	2,824
Training tax	2,285

TOTAL	€190,364

Accrued liabilities as at December 31st 2016

(In €)	Amount
Unreceived invoices from suppliers bills	€40,651
Interest on convertible loans Bonds	22,647
Bank interest	160
Holiday pay	31,275
Overtime	817
Bonuses	33,225
Social charges related to holiday pay	13,448
Social charges related to overtime	351
Social charges related to bonuses	14,287
Apprentice tax	2,598
Training tax	2,101

TOTAL	€161,560

Cut-off

Prepaid expenses as at December 19, 2017:

(In €)	Operating activities	Financing activities	Extraordinary activities
Prepaid expenses	€76,994

Total	€76,994

Prepaid expenses as at December 31, 2016:

(In €)	Operating activities	Financing activities	Extraordinary activities
Prepaid expenses	€512,202

Total	€512,202

Notes to the financial statements (Continued)

Deferred Incomes as at December 31, 2016:

(In €)	Operating activities	Financing activities	Extraordinary activities
Deferred revenue	€168

Total	€168

Warrants and Bonds

Warrants and Bonds Breakdown—December 19, 2017

Warrants / Bonds	Attribution Date	Expiry Date	Balance as of 01/01/2017	Created during 2017	Cancelled or issued during 2017	Balance as of 12/19/2017	Exercise Price
BSA 2009-02	02/19/10	06/27/22	933		50	883	0.01
BSPCE 2009-01	02/19/10	06/27/22	410			410	Complementary
BSPCE 2012-04-27	10/25/12	03/30/20	800		100	700	0.10
BSA 2012-04-27	10/25/12	03/30/20	1,936			1,936	0.10
BSA Tranche 2	06/27/14	06/27/19					Complementary
BSA 2014-06	02/04/15	02/04/23	3,500			3,500	8.70
BSPCE 2014-07	02/04/15	02/04/23	5,150			5,150	Complementary
BSA Ratchet P	06/27/14	06/27/19	45,061		45,061		Article 3.2.2
	02/03/16	06/27/19	14,176		14,176		General Meeting of 06/27/14
OCT1	11/30/16	05/31/18	25,286		25,286		73,99
BSOCT2**	11/30/16	05/31/18	25,286		25,286		73,99

Total			122,538	—	109,959	12,579

Warrants and Bonds Breakdown—December 31st 2016

Warrants / Bonds	Attribution Date	Expiry Date	Balance as of 01/01/2016	Created during 2016	Cancelled or issued during 2016	Balance as of 12/31/2016	Exercise Price
BSA 2009-02	02/19/10	06/27/22	933			933	0.01
BSPCE 2009-01	02/19/10	06/27/22	410			410	Complementary
BSPCE 2012-04-27	10/25/12	03/30/20	800			800	0.10
BSA 2012-04-27	10/25/12	03/30/20	1,936			1,936	0.10
BSA Tranche 2	06/27/14	06/27/19	28,352		28,352	—	Complementary
BSA 2014-06	02/04/15	02/04/23	3,500			3,500	8.70
BSPCE 2014-07	02/04/15	02/04/23	5,150			5,150	Complementary
BSA Ratchet P	06/27/14	06/27/19	45,061			45,061	Article 3.2.2
	02/03/16	06/27/19		14,176		14,176	General Meeting of 06/27/14
OCT1	11/30/16	05/31/18		25,286		25,286	73,99
BSOCT2**	11/30/16	05/31/18		25,286		25,286	73,99

Total			86,142	64,748	28,352	122,538

Each warrant BSA RATCHET P is attached to a preferred share (P) to form an ABSA P.

**
Note 3 : Each warrant BSOCT2 give the right to subscribe to 0.5 OCT2 at a price of €8 per OCT2.

Notes to the financial statements (Continued)

Financial Loss

(In €)	Period From 01/01/17 to 12/19/17	From 01/01/16 to 12/31/16 12 months
Interest on bank deposit accounts	€18,888	€22,123
Foreign exchange gains	474	354

Total financial income	19,362	22,477

Shareholders and convertible loans interest	428,029	24,164
Foreign exchange losses	756	725

Total financial charges expenses	428,785	24,889

Financial loss result	€(409,423)	€(2,412)

Research Expenses

        For the period ended December19, 2017, external R&D expenses amount to €2,917,949.

        For the year ended December 31, 2016, external R&D expenses amount to €647,905.

Management compensation

        The Company has decided to not disclose any information since it will result in providing individual information.

Retirement Benefits

        Retirement benefits are not recorded as liabilities in the balance sheet. However, the legal and contractual indemnities payable to each employee of the Company on retirement have been estimated using the prospective method based on their expected length of service at the retirement date. At December 19, 2017 and December 31, 2016, based on the calculations by an independent actuary using the actuarial assumptions described in the above note "Retirement benefits", the Company's obligations were respectively estimated at €9,710 and €7,132.

Workforce

        At December 19, 2017

	Employed staff	Freelance staff
Executive	6	0

Total	6	0

        At December 31, 2016

	Employed staff	Freelance staff
Executive	5	0

Total	5	0

Tax credit competitiveness and employment

        The purpose of the tax credit for the (CICE) is to finance the firm competitiveness and Employment particularly through the working capital.

Notes to the financial statements (Continued)

        Tax credit based on the 2017 salaries amounted to €2,747. The company recognized this tax credit in order to reduce personnel expenses in the income statement.

Summary of the differences between French GAAP and U.S. GAAP

        The individual statutory financial statements have been prepared in accordance with French GAAP which, as applied by the Company, differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). These differences appear in the column labeled "US GAAP conversion adjustments". Certain amounts have been reclassified to conform with US GAAP presentation and appear in the column labeled "US GAAP reclassifications". Certain French GAAP statutory accounts on the statements of income have been combined and presented as research and development expenses and general and administrative expenses.

Statement of operations

        The effects of the differences between U.S. GAAP and French GAAP for the period from January 1, 2017 through December 19, 2017 and for the year ended December 31, 2016 are as follows (amounts in thousands):

	Period from January 1 to December 19, 2017 French GAAP	US GAAP reclassifications	US GAAP conversion adjustments	Notes	Period from January 1 to December 19, 2017 US GAAP
Revenue	€—	€—	€—		€—
Other revenue	171	(171)	—	(a)	—

Total	171	(171)	—		—
Other purchases & external expenses	4,230	(4,230)	—	(b)	—

Total	4,230	(4,230)	—		—
Margin on goods and raw materials	(4,059)	4,059	—		—
Operating expenses:
Research and development	—	2,654	309	(a),(b),(c),(d),(e),(f),(h)	2,963
General and administrative	—	1,203	—	(a),(b),(c),(d),(e)(f)	1,203
Other purchases & external expenses	—	—	—		—
Taxes and assimilated payments	10	(10)	—	(c)	—
Salaries and Treatments	427	(427)	—	(d)	—
Social expenses	184	(184)	—	(d)	—
Depreciations and provisions	8	(8)	—	(e)	—
Other expenses	—	—	—		—

Total	629	3,228	309		4,166
Loss from operations	(4,688)	831	(309)		(4,166)
Interest income	19	—	—		19
Interest expense	(428)	—	(3,160)	(g)	(3,588)

Financial (loss) income	(409)	—	(3,160)		(3,569)

Loss before taxes	(5,097)	831	(3,469)		(7,735)
Income taxes	(831)	831	—	(h)	—

Net loss	€(4,266)	€—	€(3,469)		€(7,735)

Notes to the financial statements (Continued)

	Year ended December 31, 2016 French GAAP	US GAAP reclassifications	US GAAP conversion adjustments	Notes	Year ended December 31, 2016 US GAAP
Revenue	€—	€—	€—		€—
Other revenue	194	(194)	—	(a)	—

Total	194	(194)	—		—
Other purchases & external expenses	1,406			(b)	—

Total	1,406	(1,406)	—		—
Margin on goods and raw materials	(1,212)	1,212	—		—
Operating expenses:
Research and development	—	807	417	(a),(b),(c),(d),(e),(f),(h)	1,224
General and administrative	—	546	—	(a),(b),(c),(d),(e)(f)	546
Other purchases & external expenses	—	—	—		—
Taxes and assimilated payments	8	(8)	—	(c)	—
Salaries and Treatments	388	(388)	—	(d)	—
Social expenses	168	(168)	—	(d)	—
Depreciations and provisions	5	(5)	—	(e)	—
Other expenses	—	—	—		—

Total	569	784	417		1,770
Loss from operations	(1,781)	428	(417)		(1,770)
Interest income	22	—	—		22
Interest expense	(24)	—	(139)	(g)	(163)

Financial (loss) income	(2)	—	(139)		(141)

Loss before taxes	(1,783)	428	(556)		(1,911)
Income taxes	(428)	428	—	(h)	—

Net loss	€(1,355)	€—	€(556)		€(1,911)

Notes to the financial statements (Continued)

Balance sheets

        The effects of the differences between U.S. GAAP and French GAAP as of December 19, 2017 and December 31, 2016 are as follows (amounts in thousands):

	December 19, 2017 French GAAP	US GAAP reclassifications	US GAAP conversion adjustments	Notes	December 19, 2017 US GAAP
TOTAL ASSETS	€2,536	€—	€—		€2,536

EQUITY AND LIABILITIES
Share Capital	€221	€—	€—		€221
Share premiums	13,665	—	4,025	(f)	17,690
Retained losses	(9,555)	—	(556)	(f),(g)	(10,111)
Net loss for the year/period	(4,266)	—	(3,469)	(f)	(7,735)

SHAREHOLDER'S EQUITY	65	—	—		65
Advances subject to conditions	680	(680)	—	(i)	—

Other Equity	680	(680)	—		—
PROVISIONS FOR RISKS AND CHARGES	—	—	—		—
Loan payable	—	680	—	(i)	680
Convertible loans	—	—	—		—
Accrued bank interest	—	—	—		—
Total bank loans and related accounts	—	—	—		—
Shareholders' loans	568	—	—		568
Trade creditors and relates accounts	1,040	—	—		1,040
Payroll liabilities	89	—	—		89
Social taxes	83	—	—		83
VAT	6	—	—		6
Other	5	—	—		5
Total Payroll and Tax Liabilities	183	—	—		183
Deferred revenue	—	—	—		—

TOTAL LIABILITIES	1,791	680	—		2,471

TOTAL EQUITY & LIABILITIES	€2,536	€—	€—		€2,536

Notes to the financial statements (Continued)

	December 31, 2016 French GAAP	US GAAP reclassifications	US GAAP conversion adjustments	Notes	December 31, 2016 US GAAP
TOTAL ASSETS	€4,305	€—	€—		€4,305

EQUITY AND LIABILITIES
Share Capital	€170	€—	€—		€170
Share premiums	9,957	—	2,616	(f)	12,573
Retained losses	(8,200)	—	—		(8,200)
Net loss for the year/period	(1,355)	—	(556)	(f),(g)	(1,911)

SHAREHOLDER'S EQUITY	572	—	2,060		2,632
Advances subject to conditions	733	(733)	—	(i)	—

Other Equity	733	(733)	—		—
PROVISIONS FOR RISKS AND CHARGES	—	—	—		—
Loan payable	—	733	—	(i)	733
Convertible loans	2,223	—	(2,060)	(g)	163
Accrued bank interest	—	—	—		—
Total bank loans and related accounts	—	—	—		—
Shareholders' loans	—	—	—		—
Trade creditors and relates accounts	615	—	—		615
Payroll liabilities	65	—	—		65
Social taxes	83	—	—		83
VAT	10	—	—		10
Other	4	—	—		4
Total Payroll and Tax Liabilities	162	—	—		162
Deferred revenue	—	—	—		—

TOTAL LIABILITIES	3,000	733	(2,060)		1,673

TOTAL EQUITY & LIABILITIES	€4,305	€—	€—		€4,305

Notes to tables

(a)
To reclassify rent, wage, and other expense reimbursements to present expenses by function (amounts in thousands)

	Period from January 1 to December 19, 2017	Year ended December 31, 2016
Other revenue	€171	€194
Research and development expense	(115)	(127)
General and administrative expense	(56)	(67)

Total adjustment	€—	€—

Notes to the financial statements (Continued)

(b)
To reclassify other purchases and external expenses to present expenses by function (amounts in thousands)

	Period from January 1 to December 19, 2017	Year ended December 31, 2016
Other purchases & external expenses	€(4,230)	€(1,406)
Research and development expense	3,049	883
General and administrative expense	1,181	523

Total adjustment	€—	€—

(c)
To reclassify taxes and assimilated payments to present expenses by function (amounts in thousands)

	Period from January 1 to December 19, 2017	Year ended December 31, 2016
Taxes and assimilated payments	€(10)	€(8)
General and administrative expense	10	8

Total adjustment	€—	€—

(d)
To reclassify salaries and treatments and social expenses to present expenses by function (amounts in thousands)

	Period from January 1 to December 19, 2017	Year ended December 31, 2016
Salaries and Treatments	€(427)	€(388)
Social expenses	(184)	(168)
Research and development expense	547	477
General and administrative expense	64	79

Total adjustment	€—	€—

(e)
To reclassify depreciation expense to present expenses by function (amounts in thousands)

	Period from January 1 to December 19, 2017	Year ended December 31, 2016
Depreciation expense	€(8)	€(5)
Research and development expense	4	2
General and administrative expense	4	3

Total adjustment	€—	€—

Notes to the financial statements (Continued)

(f)
To adjust stock based compensation expense (amounts in thousands). Refer to differences between French GAAP and US GAAP below.

	Period from January 1 to December 19, 2017	Year ended December 31, 2016
Research and development expense	€309	€417
General and administrative expense	—	—

Total adjustment	€309	€417

	December 19, 2017	December 31, 2016
Share premium	€309	€417
Net loss for the year/period	(309)	(417)

Total adjustment	€—	€—

(g)
To adjust debt discount and amortization of debt discount on convertible notes (amounts in thousands). Refer to differences between French GAAP and US GAAP below.

	Period from January 1 to December 19, 2017	Year ended December 31, 2016
Interest expense	€3,160	€139

Total adjustment	€3,160	€139

	December 19, 2017	December 31, 2016
Debt discount	€—	€(2,060)

Total adjustment	€—	€(2,060)

(h)
To reclassify tax credit (amounts in thousands)

	Period from January 1 to December 19, 2017	Year ended December 31, 2016
Research and development expense	€(831)	€(428)
Income taxes	831	428

Total adjustment	€—	€—

(i)
To reclassify granted advances subject to conditions from other equities (amounts in thousands)

	December 19, 2017	December 31, 2016
Advances subject to conditions	€(680)	€(733)
Loan payable	680	733

Total adjustment	€—	€—

Notes to the financial statements (Continued)

Differences between French GAAP and US GAAP

Share based compensation

        The Company granted employees and consultants options which vest upon continued employment or providing of services and on the third anniversary from the grant date. Accounting for these options is not addressed by French GAAP and has no effect on the French GAAP statement of operations. Under U.S. GAAP, the fair value of the options is considered as compensation to employees and consultants. Options issued to consultants are remeasured at each reporting period until they vest. The effect of share-based compensation results in an increase in net loss and an increase to additional paid-in capital.

Beneficial Conversion Feature

        The convertible bonds issued during the year ended December 31, 2016 and 2017 contain a beneficial conversion feature under U.S. GAAP. Upon maturity of the bond, the holder has the option to convert the outstanding principal and unpaid interest into shares of preferred stock and at a conversion price of 87 Euros per share. The beneficial conversion feature represents the excess fair value of the preferred stock over the stated conversion price. The Company recognized a beneficial conversion feature and a debt discount at each debt issuance. The debt discount was amortized into interest expense and accelerated upon conversion in December 2017.

        The effect of beneficial conversion feature results in an increase interest expense and net loss for the periods presented.

Statement of cash flows

        The effects of the differences between U.S. GAAP and French GAAP for the period from January 1, 2017 through December 19, 2017 and for the year ended December 31, 2016 did not result in a change to the total change in cash used in or provided by operating, investing and financing activities.

        The following table presents Supplemental Cash Flow Disclosures under US GAAP (amounts in thousands):

	Period From 01/01/17 to 12/19/17	Period From 01/01/16 to 12/31/16
Cash paid for interest	€2	€2
Conversion of debt	€3,749	€—

Annex A
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among:
OvaScience, Inc.,
a Delaware corporation;
Orion Merger Sub, Inc.,
a Delaware corporation; and
Millendo Therapeutics, Inc.,
a Delaware corporation
Dated as of August 8, 2018

EXHIBITS
Exhibit A	—	Definitions
Exhibit B	—	Form of Orion Voting Agreement
Exhibit C	—	Form of Company Voting Agreement
Exhibit D	—	Form of Lock-Up Agreement
Exhibit E	—	Form of Subscription Agreement
Exhibit F	—	Certificate of Incorporation of the Surviving Corporation
Exhibit G	—	Sample "Net Cash" Calculation
Exhibit H	—	Orion Option Calculation
Exhibit I	—	Bylaws of the Company
Exhibit J	—	Sample "Exchange Ratio" Calculation

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement") is made and entered into as of August 8, 2018, by and among OVASCIENCE, INC., a Delaware corporation ("Orion"); ORION MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Orion ("Merger Sub"), and MILLENDO THERAPEUTICS, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

        A.    Orion and the Company intend to merge Merger Sub with and into the Company (the "Merger") in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Orion.

        B.    For U.S. federal income tax purposes, Orion, Merger Sub and the Company intend that (i) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code, (ii) this Agreement will constitute a "plan of reorganization" for purposes of Section 354 and 361 of the Code, and within the meaning of Section 1.368-2(g) of the Treasury Regulations, and Orion and the Company shall file the statement required by Section 1.368-3(a) of the Treasury Regulations, and (iii) Orion, Merger Sub and the Company will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

        C.    The Board of Directors of Orion (i) has determined that the Merger is advisable and in the best interests of Orion and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Orion Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholders of Orion vote to approve the issuance of shares of Orion Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and such other actions as contemplated by this Agreement.

        D.    The Board of Directors of Merger Sub (i) has determined that the Merger is advisable and in the best interests of Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the sole stockholder of Merger Sub vote to approve the Merger and such other actions as contemplated by this Agreement.

        E.    The Board of Directors of the Company (i) has determined that the Merger is advisable and in the best interests of the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholders of the Company.

        F.     In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, the executive officers, directors and certain stockholders of Orion listed on Schedule I-A hereto, are executing voting agreements in favor of the Company concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the "Orion Voting Agreements").

        G.    In order to induce Orion and Merger Sub to enter into this Agreement and to cause the Merger to be consummated, the executive officers, directors and certain stockholders of the Company listed on Schedule I-B hereto, are executing voting agreements in favor of Orion concurrently with the execution and delivery of this Agreement in substantially the form attached hereto as Exhibit C (the "Company Voting Agreements" and, together with the Orion Voting Agreements, the "Voting Agreements").

        H.    In order to induce the Company to cause the Merger to be consummated, certain of Orion's executive officers, directors and holders of shares of Orion Capital Stock and Orion Stock Options listed on Schedule I-C will execute lock-up agreements in favor of the Company prior to the Closing relating to sales and certain other dispositions of shares of Orion Common Stock or certain other securities in substantially the form attached hereto as Exhibit D (the "Orion Lock-up Agreements").

        I.     In order to induce Orion and Merger Sub to cause the Merger to be consummated, certain of the Company's executive officers, directors and holders of shares of Company Capital Stock, Company Stock Options and Company Warrants listed on Schedule I-D will execute lock-up agreements in favor of Orion prior to the Closing relating to sales and certain other dispositions of shares of Company Common Stock or certain other securities in substantially the form attached hereto as Exhibit D (the "Company Lock-up Agreements" and together with the Orion Lock-Up Agreements, the "Lock-Up Agreements").

        J.     Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Orion and Merger Sub to enter into this Agreement, certain investors have executed the Subscription Agreement, in the form attached hereto as Exhibit E, with the Company, pursuant to which such investors have agreed to purchase certain shares of Company Capital Stock prior to the Closing in connection with the Company Pre-Closing Financing.

AGREEMENT

        The parties to this Agreement, intending to be legally bound, agree as follows:

        Section 1.    DESCRIPTION OF TRANSACTION

          1.1    Structure of the Merger.     Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

          1.2    Effects of the Merger.     The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly-owned subsidiary of Orion.

          1.3    Closing; Effective Time.     Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8 of this Agreement, the consummation of the Merger (the "Closing") shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6, Section 7 and Section 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Orion and the Company may mutually agree in writing, provided that if all the conditions set forth in Section 6, Section 7 and Section 8 shall not have been satisfied or waived on such second Business Day, then the Closing shall take place on the first subsequent Business Day on which all such conditions shall have been satisfied or waived. The date on which the Closing actually takes place is referred to as the "Closing Date." At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Orion and the Company. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware (the "Certificate of Merger"), or at such later time as may be specified in such

  Certificate of Merger with the consent of Orion and the Company (the time as of which the Merger becomes effective being referred to as the "Effective Time").

          1.4    Certificate of Incorporation and Bylaws; Directors and Officers.     At the Effective Time:

          (a)   the Company Charter shall be amended and restated in its entirety to read as set forth on Exhibit F, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by the DGCL and such certificate of incorporation;

          (b)   the Orion Charter shall be the certificate of incorporation of Orion as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Orion shall file an amendment to its certificate of incorporation to change the name of Orion to "Millendo Therapeutics, Inc.";

          (c)   the Bylaws of the Company shall be amended and restated in their entirety to read as set forth on Exhibit I, and as so amended and restated, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL and such Bylaws;

          (d)   the directors and officers of Orion shall be as set forth in Section 5.12; and

          (e)   the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of Orion as set forth in Section 5.12.

          1.5    Conversion of Shares.

          (a)   At the Effective Time, by virtue of the Merger and without any further action on the part of Orion, Merger Sub, the Company or any stockholder of the Company:

              (i)  any shares of Company Capital Stock held as treasury stock prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

             (ii)  subject to Section 1.5(c), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares but including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing) shall be converted solely into the right to receive a number of shares of Orion Common Stock equal to the Exchange Ratio.

          (b)   No fractional shares of Orion Common Stock shall be issued in connection with the Merger as a result of the conversion provided for in Section 1.5(a)(ii), and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Orion Common Stock (after aggregating all fractional shares of Orion Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Orion Common Stock on the Nasdaq market on the date the Merger becomes effective.

          (c)   All Company Stock Options outstanding immediately prior to the Effective Time under the Company Stock Option Plan outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Orion Common Stock in accordance with Section 5.4. All Company Warrants outstanding immediately prior to the Effective Time shall become exercisable for Orion Common Stock in accordance with their terms.

          (d)   Each share of Common Stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

          (e)   If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Orion Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Common Shares, Company Preferred Stock, Company Warrants and Company Stock Options the same economic effect as contemplated by this Agreement prior to such event.

          1.6    Closing of the Company's Transfer Books.     At the Effective Time, (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.8(a)) or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

          1.7    Calculation of Net Cash.

          (a)   Not less than five calendar days prior to the anticipated date for Closing (the "Anticipated Closing Date"), Orion will deliver to the Company a schedule (the "Net Cash Schedule") setting forth, in reasonable detail, Orion's good faith, estimated calculation of Net Cash (the "Net Cash Calculation" and the date of delivery of such schedule, the "Delivery Date") as of the close of business on the last Business Day prior to the Anticipated Closing Date (the "Cash Determination Time") prepared and certified by Orion's Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Orion). Orion shall make available to the Company, as requested by the Company, the work papers and back-up materials used or useful in preparing the Net Cash Schedule and, if requested by the Company, Orion's accountants and counsel at reasonable times and upon reasonable notice.

          (b)   Within three calendar days after the Delivery Date (the last day of such period, the "Response Date"), the Company shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to Orion (a "Dispute Notice"). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Net Cash Calculation.

          (c)   If, on or prior to the Response Date, the Company notifies Orion in writing that it has no objections to the Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 1.7(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.

          (d)   If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Orion and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.

          (e)   If Representatives of Orion and the Company are unable to negotiate an agreed-upon determination of Net Cash as of the Cash Determination Time pursuant to Section 1.7(d) within three calendar days after delivery of the Dispute Notice (or such other period as Orion and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Orion and the Company (the "Accounting Firm"). Orion shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Orion and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its selection. The Company and Orion shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Orion. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Orion and the Company, shall be final and binding on Orion and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 1.7(e). The fees and expenses of the Accounting Firm shall be allocated between Orion and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 1.7(e) applies as to the determination of the Net Cash at the Cash Determination Time described in Section 1.7(a), upon resolution of the matter in accordance with this Section 1.7(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Orion or the Company may request a redetermination of Net Cash if the Closing Date is more than 30 calendar days after the Anticipated Closing Date.

          (f)    Following the final determination of Net Cash in accordance with this Section 1.7, the Orion Valuation shall be adjusted as follows: (x) if Net Cash is within the Orion Collar Range, no adjustment to the Orion Valuation shall be made; (y) if there is an Orion Excess Amount, the Orion Valuation shall be increased dollar-for-dollar by the Orion Excess Amount; and (z) if there is an Orion Deficiency Amount, the Orion Valuation shall be decreased dollar-for-dollar by the Orion Deficiency Amount.

          1.8    Surrender of Certificates.

          (a)   On or prior to the Closing Date, Computershare Trust Company, N.A. or another reputable bank, transfer agent or trust company selected by Orion and the Company shall be appointed to act as exchange agent in the Merger (the "Exchange Agent"). At or promptly following the Effective Time, Orion shall deposit with the Exchange Agent certificates representing the shares of Orion Common Stock issuable pursuant to Section 1.5 in exchange for the outstanding Company Common Shares and Company Preferred Stock pursuant to this Section 1.8. The shares of Orion Common Stock and any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

          (b)   Promptly after the Effective Time, but no later than three (3) calendar days therefrom, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Company Capital Stock that was converted into the right to receive merger consideration immediately prior to the Effective Time: (i) a letter of transmittal in form reasonably acceptable to the Company and Orion and containing such customary provisions (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and; and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Orion Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Orion: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Orion Common Stock that such holder has the right to receive (and cash in lieu of any fractional share of Orion Common Stock) pursuant to the provisions of Section 1.5; and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Orion Common Stock (and cash in lieu of any fractional share of Orion Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Orion may, in its discretion and as a condition precedent to the delivery of any shares of Orion Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate. If any certificates evidencing shares of Orion Common Stock are to be issued in a name other than that in which the surrendered Company Stock Certificate is registered, it shall be a condition of the issuance thereof that the Company Stock Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Company Stock Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a new certificate for shares of Orion Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. Notwithstanding the foregoing, if a Company Stock Certificate is held in electronic form, then surrender of such Company Stock Certificate shall be effected upon delivery to Orion of a confirmation of cancellation of such Company Stock Certificate from Orion's transfer agent, Solium Capital, Inc. d/b/a CapMx.

          (c)   No dividends or other distributions declared or made with respect to Orion Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Orion Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate (or complies with the lost stock provisions) in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

          (d)   Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Orion upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Orion for satisfaction of their claims for Orion Common Stock, cash in lieu of fractional shares of Orion Common Stock and any dividends or distributions with respect to shares of Orion Common Stock.

          (e)   Each of Orion, Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, from any consideration payable or otherwise deliverable under this Agreement to any holder of record of any Company Capital Stock immediately prior to the Effective Time, such amounts as are required to be withheld or deducted under the Code or any other state, local or foreign Tax Law with respect to the making of such payment; provided, however, that before making any such deduction or withholding, Orion shall provide to the Company notice of any applicable payor's intention to make such deduction or withholding and such notice shall include the authority, basis and method of calculation for the proposed deduction or withholding and shall be given at least a commercially reasonable period of time before such deduction or withholding is required in order for the Company to obtain reduction of or relief from such deduction or withholding from the applicable Governmental Authority or execute and deliver to or file with such Governmental Authority or Orion such affidavits, certificates and other documents to afford to the Company and its stockholders reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld or deducted, each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Authority, and such amounts so remitted shall be treated for all purposes of this Agreement as having been paid to the Person(s) to whom such amounts would otherwise have been paid.

          (f)    No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Orion Common Stock (or dividends or distributions with respect thereto) or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

          1.9    Appraisal Rights.

          (a)   Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights or dissenters' rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

          (b)   The Company shall give Orion prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands and Orion shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Orion, or to the extent required by applicable law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

          1.10    Further Action.     If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

        Section 2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Orion and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by the Company to Orion (the "Company Disclosure Schedule"). The Company Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered Sections and subsections contained in this Section 2. The disclosures in any part or subpart of the Company Disclosure Schedule shall qualify other Sections and subsections in this Section 2 only to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable to such other Sections and subsections herein.

          2.1    Organization.

          (a)   The Company is a corporation, duly organized, validly existing and in good corporate standing under the Laws of Delaware. The Company has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The certificate of incorporation of the Company (the "Company Charter") and the bylaws of the Company (the "Company Bylaws"), copies of which have previously been made available to Orion, are true, correct and complete copies of such documents as in effect on the date of this Agreement and the Company is not in violation of any provision thereof.

          (b)   Each of the Company's Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization. Each of the Company's Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company's Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The certificate of incorporation and bylaws or equivalent organizational documents of each of the Company's Subsidiaries, copies of which have previously been made available to Orion, are true, correct and complete copies of such documents as in effect on the date of this Agreement and such Subsidiaries of the Company are not in violation of any provision thereof.

          2.2    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of the Company consists of 201,400,079 shares of Company Common Stock, 8,924,000 shares of Company Class-1 Common Stock and 102,863,452 shares Company Preferred Stock. As of the date of this Agreement, there are 9,548,254 Company Common Shares issued and outstanding (of which zero are shares of restricted stock of the Company) and 90,848,515 shares of Company Preferred Stock issued and outstanding. As of the date of this Agreement, there are no Company Common Shares and no shares of Company Preferred Stock held in the treasury of the Company. The Company has no Company Common Shares or Company Preferred Stock reserved for issuance other than as described above. The outstanding Company Common Shares and shares of Company Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon the

  Company at the time at which they were issued and were issued in compliance with the Company Charter and Company Bylaws and all applicable Laws. Except for (i) the Company Stock Option Plans, (ii) the Company Warrants and (iii) in connection with the Company Pre-Closing Financing, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for the Company to issue, deliver, or sell, or cause to be issued, delivered, or sold any Company Common Shares or any other equity security of the Company or any Subsidiary of the Company or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any Company Common Shares or any other equity security of the Company or any Subsidiary of the Company or obligating the Company or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or contractual restrictions on transfer relating to any capital stock of the Company.

          (b)   Section 2.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all issued and outstanding Company Common Shares and shares of Company Preferred Stock (other than Company Stock Options), on a holder-by-holder basis.

          (c)   As of the date of this Agreement, there are 8,566,916 shares of Company Common Stock issuable upon exercise of all outstanding Company Stock Options, subject to adjustment on the terms set forth in the Company Stock Option Plans. Section 2.2(c) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Company Stock Option, (ii) the date each Company Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Company Stock Option, (iv) the expiration date of each such Company Stock Option, (v) the vesting schedule of each such Company Stock Option, (vi) the price at which each such Company Stock Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of Company Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Company Stock Options and (viii) whether and to what extent the exercisability of each Company Stock Option will be accelerated upon consummation of the Contemplated Transactions or any termination of employment thereafter.

          (d)   As of the date of this Agreement, there are no shares of Company Common Stock outstanding subject to any vesting schedule or subject to a repurchase option or risk of forfeiture.

          (e)   As of the date of this Agreement, there are 230,179 shares of Company Common Stock or Company Preferred Stock issuable upon exercise of all outstanding Company Warrants. Section 2.2(e) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Company Warrant, (ii) the date each Company Warrant was issued, (iii) the number, issuer and type of securities subject to each such Company Warrant, (iv) the price at which each such Company Warrant (or each component thereof, if applicable) may be exercised, (v) the number of shares of Company Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Company Warrant and (vi) whether any consent of the holders of Company Warrants shall be required to exercise or cancel such Company Warrants prior to the Effective Time.

          (f)    Section 2.2(f) of the Company Disclosure Schedule lists each Subsidiary of the Company as of the date of this Agreement and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by the Company and (ii) the jurisdiction of incorporation or organization. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Company's Subsidiaries (A) have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (B) are owned by the Company free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (C) were not issued in violation of the material terms of any agreement or understanding binding upon the Company or any of its Subsidiaries at the time at which they were issued and (D) were issued in compliance with the applicable governing documents and all applicable Laws. Other than the Company Charter and the Company Bylaws, the Company is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of the Company or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

          2.3    Authority.    The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its respective obligations hereunder, subject only to obtaining the Company Stockholder Approval. The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the Contemplated Transactions have been recommended by, and have been duly and validly adopted and approved by a unanimous vote of, the Board of Directors of the Company. No other approval or consent of, or action by, the holders of the outstanding securities of the Company, other than the Company Stockholder Approval, is required in order for the Company to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its obligations hereunder. The Board of Directors of the Company has declared this Agreement advisable, has directed that this Agreement be submitted to the Company Stockholders for adoption and approval and has recommended that the Company Stockholders adopt and approve this Agreement. Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceeding on the part of the Company or any of its Subsidiaries is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Merger and the other Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties hereto), constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity. All other documents required to be executed by the Company on or prior to the date of this Agreement in connection with the Contemplated Transactions have been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties thereto) constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity.

          2.4    Non-Contravention; Consents.

          (a)   The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Contemplated Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the Company Charter, the Company Bylaws or of the charter, bylaws, or other organizational document of any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Encumbrance on the Company's or any of its Subsidiaries' assets under, any of the terms, conditions or provisions of any Company Material Contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining the Company Stockholder Approval and subject to the consents, approvals and authorizations specified in clauses (i) through (v) of Section 2.4(b) having been obtained prior to the Effective Time and all filings and notifications described in Section 2.4(b) having been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of clause (iii) of this Section 2.4(a) for any such conflicts or violations, that have not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

          (b)   No consent, approval, license, permit, Order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Contemplated Transactions, except for (i) obtaining the Company Stockholder Approval, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with this Agreement and the Contemplated Transactions, (iv) such consents, approvals, Orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, the rules and regulations of the Nasdaq Global Market, and (v) such other consents, licenses, permits, Orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

          2.5    Financial Statements.

          (a)   Section 2.5(a) of the Company Disclosure Schedule includes true and complete copies of the Company's audited consolidated balance sheet as of December 31, 2017 and December 31, 2016, and the related consolidated audited statements of operations, cash flows and stockholders equity for the twelve months ended December 31, 2017 and December 31, 2016, together with the notes thereto and the reports and opinions of Ernst & Young LLP relating thereto, and the unaudited balance sheet of the Company as of June 30, 2018 and the related unaudited statements of operations, cash flow and stockholders' equity for the six month period then ended (collectively, the "Company Financial Statements"). The Company Financial Statements (i) complied, or will comply as to form, in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto (ii) were prepared in accordance with GAAP applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (ii) fairly present, in all material respects, the financial condition and operating results of the Company and its Subsidiaries as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material). The audited balance sheet of the Company as of December 31, 2017 is hereinafter referred to as the "Company Balance Sheet."

          (b)   Each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company's and its Subsidiaries' assets; (iii) access to the Company's and its Subsidiaries' assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for the Company's and its Subsidiaries' assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

          (c)   None of the Company, its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, or internal or external auditor of the Company and its Subsidiaries has received or otherwise had or obtained actual Knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that any of the Company or its Subsidiaries has engaged in questionable accounting or auditing practices. During the periods covered by the Company Financial Statements, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Board of Directors of the Company or any committee thereof.

          (d)   During the periods covered by the Company Financial Statements, there have been no: (i) changes in the internal control over financial reporting of the Company and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, the Company's and its Subsidiaries internal control over financial reporting; (ii) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting reported to the Board of Directors of the Company and the external auditors of the Company and its Subsidiaries; or (iii) instances of fraud, whether or not material, involving the management of the Company or its Subsidiaries or other employees of the Company or its Subsidiaries who have a significant role in the internal control over financial reporting of the Company or its Subsidiaries.

          2.6    Absence of Changes.     Since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business consistent with their past practices. After the date of the Company Balance Sheet and on or before the date of this Agreement:

            (a)   there has not been any change, event, circumstance or condition to the Knowledge of the Company that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect;

            (b)   there has been no split, combination or reclassification of any of the outstanding shares of the capital stock of the Company, and the Company has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of the capital stock of the Company;

            (c)   none of the Company or its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

            (d)   except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by the Company or its Subsidiaries;

            (e)   none of the Company or its Subsidiaries has (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures in excess of $100,000, in the aggregate;

            (f)    there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person's rights to any of the Company Intellectual Property;

            (g)   there has been no notice delivered to the Company or any of its Subsidiaries of any claim of ownership by a third party of any of the Company Intellectual Property owned or developed by the Company or its Subsidiaries, or of infringement by any of the Company or its Subsidiaries of any Third Party Intellectual Property;

            (h)   except as in the Ordinary Course of Business, there has not been any: (i) grant of any severance or termination pay to any employee of the Company or its Subsidiaries or any Contract entered granting of any severance or termination pay to any employee of the Company or its Subsidiaries; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of the Company or its Subsidiaries; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors, officers, employees or consultants, except in the Ordinary Course of Business consistent with past practices, or as required by any preexisting plan or arrangement set forth in Section 2.6 of the Company Disclosure Schedule; or (iv) termination of any of the officers or key employees of any of the Company or any of its Subsidiaries; and

            (i)    there has not been any agreement to do any of the foregoing.

          2.7    Title to Assets.     Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All of said non-leased properties and assets are owned by the Company or a Subsidiary of the Company free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet; and (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company and its Subsidiaries, taken as a whole and (iii) Encumbrances described in Section 2.7 of the Company Disclosure Schedule.

          2.8    Properties.

          (a)   Section 2.8(a) of the Company Disclosure Schedule identifies (x) the street address of each parcel of Company Leased Real Property, (y) the identification of the Company Lease and the Company Ancillary Lease Documents and (z) the identity of the lessor, lessee and current occupant (if different than the lessee) of each such parcel of Company Leased Real Property. With respect to each Company Lease, except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

              (i)  the Company Leases and the Company Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors' rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and the Company or a Subsidiary of the Company, as applicable, holds a valid and existing leasehold interest under such Company Leases free and clear of any Encumbrances except Permitted Encumbrances. The Company and its Subsidiaries have delivered or made available to Orion full, complete and accurate copies of each of the Company Leases and all Company Ancillary Lease Documents described in Section 2.8(a)(i) of the Company Disclosure Schedule;

             (ii)  none of the Company Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

           (iii)  the Company Leases and all Company Ancillary Lease Documents shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

            (iv)  with respect to each of the Company Leases, none of the Company or its Subsidiaries has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Company Lease or Company Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

             (v)  none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any other party to any Company Leases or Company Ancillary Lease Documents is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Company Leases or any Company Ancillary Lease Documents;

            (vi)  no party to the Company Leases has repudiated any provision thereof and there are no disputes, oral agreements or forbearance programs in effect as to the Company Leases; and

           (vii)  none of the Company or its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Company Leases or any Company Ancillary Lease Documents.

          (b)   The Company and its Subsidiaries own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding the Company Intellectual Property, necessary to conduct the Company Business, except for Permitted Encumbrances. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by the Company and its Subsidiaries as now used, possessed and controlled by the Company or its Subsidiaries, as applicable.

          (c)   The Company Leased Real Property constitutes all of the real property used or occupied by the Company and its Subsidiaries in connection with the conduct of the Company Business.

          (d)   None of the Company or its Subsidiaries has any Company Owned Real Property, nor is any of the Company or its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

          2.9    Intellectual Property.

          (a)   Section 2.9(a) of the Company Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business ("Company Patents"), registered and material unregistered Marks owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business ("Company Marks") and registered and material unregistered Copyrights owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business ("Company Copyrights"), (ii) licenses, sublicenses or other agreements under which the Company or any of its Subsidiaries is granted rights by others in the Company Intellectual Property ("Company Licenses-In") (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other agreements under which the Company or any of its Subsidiaries has granted rights to others in the Company Intellectual Property ("Company Licenses-Out").

          (b)   With respect to the Company Intellectual Property (i) purported to be owned by the Company or any of its Subsidiaries, the Company or one of its Subsidiaries exclusively owns such Company Intellectual Property and (ii) licensed to the Company or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such Company Intellectual Property are the subject of a written license or other written agreement; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Company License-In or Company License-Out or Permitted Encumbrances granted by the Company or any of its Subsidiaries. The Company and Subsidiaries have full title and ownership of, or are duly licensed under or otherwise authorized to use all Company Intellectual Property necessary to enable to carry on the Company Business, free and clear of any Encumbrances (other than Permitted Encumbrances), and without any conflict with or infringement upon the rights of others.

          (c)   To the Knowledge of the Company, all Company Intellectual Property owned by and all Company Intellectual Property exclusively licensed to the Company or any of its Subsidiaries, that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and renewal applications). To the Knowledge of the Company, all Company Patents, Company Marks and Company Copyrights, and all Company Intellectual Property and/or proprietary rights relating to any of the foregoing are valid and enforceable by Company and its Subsidiaries. Neither the Company nor any Subsidiary has transferred ownership of any Intellectual Property that is or was Company Intellectual Property, to any third party, or knowingly permitted the Company's or any Subsidiary's rights in any Intellectual Property that is or was Company Intellectual Property to enter the public domain or, with respect to any Intellectual Property for which the Company or any Subsidiary has submitted an application or obtained a registration, lapse (other than through the expiration of Company Intellectual Property at the end of its maximum statutory term). None of the Company Licenses-In and Company Licenses-Out grant any third party exclusive rights to or under any Company Intellectual Property or grants any third party the right to sublicense any Company Intellectual Property.

          (d)   To the Knowledge of the Company, each Company Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered, or filed, as applicable, with the correct inventorship and there has been no known misjoinder or nonjoinder of inventors.

          (e)   No Company Patent is now involved in any interference, reissue, re examination or opposition proceeding; to the Knowledge of the Company, there is no patent or patent application of any third party that potentially interferes with a Company Patent; all products made, used or sold under the Company Patents have been marked with the proper patent notice.

          (f)    There are no pending or, to the Knowledge of the Company, threatened in-writing claims against the Company or any of its Subsidiaries or any of its employees alleging that any of the operation of the Company Business or any activity by the Company or any of its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any Company Product infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property ("Third Party Intellectual Property") or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any person or entity or that any Company Intellectual Property is invalid or unenforceable. Neither the Company nor any Subsidiary has been sued in any Legal Proceeding (or received any written notice or, to the knowledge of the Company, threat) that involves a claim of infringement or misappropriation of any Intellectual Property right of any third party or that contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property right. Neither the Company nor any Subsidiary has received any communication that involves an offer to license or grant any other rights or immunities under any Third Party Intellectual Property. To the Knowledge of the Company, the Company and the Subsidiaries have no Liability for infringement or misappropriation of any Third Party Intellectual Property or for unfair competition or unfair trade practices under the Laws of any jurisdiction.

          (g)   To the Knowledge of the Company, the operation of the Company Business, including, without limitation, the Company's or any Subsidiary's use of any product, device or process used in the Company Business, any activity by the Company or any of its Subsidiaries, and the design, development, manufacture, use, marketing, licensing, distribution, provision, importation, offer for sale and/or sale of any Company Product does not and will not infringe or violate (and has not in the past infringed or violated) any Third Party Intellectual Property, does not and will not constitute a misappropriation of (and has not in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property, and does not, will not constitute and has not in the past constituted unfair competition or unfair trade practices under the Laws of any jurisdiction. To the Knowledge of the Company, there is no substantial basis for a claim that the operation of the Company Business, including, without limitation, the Company's or any Subsidiary's use of any product, device or process used in the Company Business, any activity by the Company or any of its Subsidiaries, and the design, development, manufacture, use, marketing, licensing, distribution, provision, importation, offer for sale and/or sale of any Company Product infringes or violates, will infringe or violate (or in the past infringed or violated) any Third Party Intellectual Property or constitutes or will constitute a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property or constitutes, will constitute or has in the past constituted unfair competition or unfair trade practices under the Laws of any jurisdiction.

          (h)   None of the Company or any of its Subsidiaries has any obligation to compensate any person for the use of any Intellectual Property; none of the Company or any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property; there are no settlements, covenants not to sue, consents, or Orders or similar obligations that: (i) restrict the rights of the Company or any of its Subsidiaries to use any Intellectual Property, (ii) restrict the Company Business, in order to accommodate a third party's Intellectual Property, or (iii) permit third parties to use any Company Intellectual Property.

          (i)    All former and current consultants and contractors who have independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Intellectual Property and all former and current employees of the Company or any of its Subsidiaries have executed written instruments with the Company or one or more of its Subsidiaries that assign to the Company, all rights, title and interest in and to any and all of all such third party's Intellectual Property in such contribution, including, without limitation, (i) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the Company Business or any of the products or services being researched, developed, manufactured or sold by the Company or any of its Subsidiaries or that may be used with any such products or services and (ii) Intellectual Property relating thereto, and no such third party has retained any rights or licenses with respect to such contributions or any Company Intellectual Property; in each case where a Company Patent is held by the Company or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

          (j)    To the Knowledge of the Company, (i) there is no, nor has there been any, infringement or violation by any person or entity of any Company Intellectual Property or the rights of the Company or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any Company Intellectual Property or the subject matter thereof.

          (k)   The Company and its Subsidiaries have taken reasonable security measures to protect and preserve the secrecy, confidentiality and value of all Trade Secrets owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (the "Company Trade Secrets"), including, without limitation, causing each former and current employee and consultant of the Company and its Subsidiaries and any other person with access to Company Trade Secrets to execute a binding written confidentiality agreement, copies or forms of which have been provided to Orion and, to the Knowledge of the Company, there has not been any breach by any party to such confidentiality agreements. All current and former employees and consultants of the Company and the Subsidiaries having access to confidential or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement regarding the protection of such confidential or proprietary information, to the extent required by such customers and business partners.

          (l)    Following the Effective Time, the Surviving Corporation will have the same rights and privileges in the Company Intellectual Property as the Company and its Subsidiaries had in the Company Intellectual Property immediately prior to the Effective Time; and the Surviving Corporation (as wholly-owned by Orion) will be permitted to exercise all of the Company's and the Subsidiaries' rights under the Company Licenses-In and Company Licenses-Out to the same extent the Company and the Subsidiaries would have been able to had the Contemplated Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or any Subsidiary would otherwise be required to pay. Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company's obligations under this Agreement or the consummation of the Contemplated Transactions will (i) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company Intellectual Property, or impair the right of Orion, the Company or any Subsidiary, or the Surviving Corporation to use, possess, sell or license any Company Intellectual Property or portion thereof; (ii) cause the Company or any

  Subsidiary to breach any Company Licenses-In or Company Licenses-Out; (iii) result in the modification, cancellation, termination, suspension of, or acceleration of any rights, obligations or payments with respect to the Company Licenses-In or Company Licenses-Out; or (iv) give any non-Company party to any Company Licenses-In or Company Licenses-Out the right to do any of the foregoing. After the Closing all Company Intellectual Property will be fully transferable, alienable or licensable by Orion without restriction and without payment of any kind to any third party.

          (m)  To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee's, consultant's or independent contractor's being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

          (n)   Except as provided in Section 2.9(n) of the Company Disclosure Schedule, no (i) government funding, (ii) facilities of a university, college, other educational institution or research center, or (iii) funding from any Person (other than funds received in consideration for shares of Company Capital Stock) was used in the development of the Company Intellectual Property. No current or former employee of the Company or any Subsidiary, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee was also performing services for the Company or any Subsidiary.

          2.10    Material Contracts.     Section 2.10 of the Company Disclosure Schedule lists the following Company Material Contracts in effect as of the date of this Agreement:

            (a)   the Company Leases and the Company Ancillary Lease Documents;

            (b)   for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by the Company or any of its Subsidiaries of, or pursuant to which in the last year the Company or any of its Subsidiaries paid, in the aggregate, $100,000 or more;

            (c)   for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Company or any of its Subsidiaries of, or pursuant to which in the last year the Company or any of its Subsidiaries received, in the aggregate, $100,000 or more;

            (d)   that relates to any partnership, joint venture, strategic alliance or other similar Contract;

            (e)   relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

            (f)    severance or change-in-control Contracts;

            (g)   which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of the Company or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of

    Surviving Corporation, Orion or any Affiliate of Orion, is or would be conducted, or (ii) the scope of the business and operations of the Company and its Subsidiaries, taken as a whole;

            (h)   in respect of any Company Intellectual Property that provides for annual payments of, or pursuant to which in the last year the Company or any of its Subsidiaries paid or received, in the aggregate, $100,000 or more;

            (i)    containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries;

            (j)    with any Governmental Authority;

            (k)   any Contract with (a) an executive officer or director of the Company or any of its Subsidiaries or any of such executive officer's or director's immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of the Company or (c) to the Knowledge of the Company, any "related person" (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries);

            (l)    any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Contemplated Transactions;

            (m)  relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of the Company or any of its Subsidiaries or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice; or

            (n)   any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from the Company or any of its Subsidiaries in excess of $100,000.

        The Company has delivered or made available to Orion accurate and complete (except for applicable redactions thereto) copies of all material written Company Contracts, including all amendments thereto. There are no material Company Contracts that are not in written form. Neither the Company nor any Subsidiary of the Company has, nor to the Company's Knowledge, has any other party to a Company Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Company or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (n) above or any Company Contract listed in Section 2.14 or Section 2.15 of the Company Disclosure Schedule (any such agreement, contract or commitment, a "Company Material Contract") in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from the Company, any Subsidiary of the Company, or the Surviving Corporation to any Person under any Company Material Contract or give any Person the right to terminate or alter the provisions of any Company Material Contract. No Person is renegotiating any material amount paid or payable to the Company or any of its Subsidiaries under any Company Material Contract or any other material term or provision of any Company Material Contract.

          2.11    Absence of Undisclosed Liabilities.     Neither the Company nor any Subsidiary of the Company has any liability, Indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a "Liability"), individually or in the aggregate, except for: (a) Liabilities identified as such in the "liabilities" column of the Company Balance Sheet; (b) current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Balance Sheet, each of which is under $100,000 individually; (c) Liabilities for performance of obligations of the Company or any Subsidiary of the Company under Contracts (other than for breach thereof); and (d) Liabilities described in Section 2.11 of the Company Disclosure Schedule.

          2.12    Compliance with Laws; Regulatory Compliance.

          (a)   Each of the Company and its Subsidiaries is in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company and its Subsidiaries, (i) no investigation by any Governmental Authority with respect to the Company or any of its Subsidiaries is active and pending, and (ii) no Governmental Authority has indicated in writing an intention to conduct an investigation which, in either case, would reasonably be expected to have a material and adverse impact on the Company or any of its Subsidiaries.

          (b)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries and their respective employees and agents hold, to the Knowledge of Company, all permits, licenses, variances, registrations, exemptions, Orders, consents, authorizations and approvals from the U.S. Food and Drug Administration (the "FDA") and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy or Manufacturing of any of the products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary (the "Company Products") (any such Governmental Authority, a "Company Regulatory Agency") necessary for the lawful operating of the businesses of the Company and each of its Subsidiaries as currently conducted (the "Company Permits"), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the "FDCA"), and the Public Health Service Act of 1944, as amended ("PHSA"), and the regulations of the FDA promulgated thereunder. Notwithstanding the foregoing, it is acknowledged that no Company Product is a marketed product or has received marketing approval and, therefore, that further permits, licenses, variances, registrations, exemptions, Orders, consents, authorizations and/or approvals will be required before any Company Product may be marketed. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such Company Permits are valid, and in full force and effect. Since January 1, 2016, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries is in compliance in all material respects with the terms of all Company Permits. No event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Company Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities," as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or a similar policy enforced by any other Company Regulatory Agency. None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has engaged in any activity that would result in a material violation under applicable U.S. federal or state criminal or civil health care Laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act ("HIPAA"), and any comparable state Laws), or the regulations promulgated pursuant to such Laws (each, a "Health Care Law"). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b) or any similar Law. None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof: (i) has ever been excluded, suspended, sanctioned or otherwise declared ineligible to participate in any federal health care program under 42 CFR § 1001.601, or any similar Law, nor is any such exclusion, suspension or other sanction threatened; or (ii) has ever been convicted of a criminal offense related to the provision of health care items or services. There are no Orders or similar actions to which the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, are bound or which relate to Company Products, or alleged violation of any Health Care Law.

          (d)   Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Company Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging, distribution and promotion of the Company Products. To the Knowledge of the Company, all required pre-clinical toxicology studies conducted by or on behalf of the Company or its Subsidiaries and Company-sponsored clinical trials (or clinical trials sponsored by the Company or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA's current Good Manufacturing Practice, Good Laboratory Practice and Good Clinical Practice. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Orion. To the Knowledge of the Company, each clinical trial conducted by or on behalf of the Company or any of its Subsidiaries with respect to Company Products has been and is being conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practice, informed consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11. Each of the Company and its Subsidiaries has filed all required notices (and made available to Orion copies thereof) of adverse drug experiences, injuries or deaths arising from clinical trials conducted by or on behalf of the Company or any of its Subsidiaries with respect to such Company Products.

          (e)   All applications, submissions, information and data utilized by any the Company or any of its Subsidiaries as the basis for, or submitted by or on behalf of the Company or any of its Subsidiaries in connection with any and all requests for a Company Permit relating to the

  Company or any of its Subsidiaries, when submitted to the FDA or any other Company Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or any other Company Regulatory Agency.

          (f)    None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Company Regulatory Agency has initiated, or threatened to initiate, any Action to suspend or place restrictions on any clinical trial, suspend or terminate any Investigational New Drug Application or comparable Clinical Trial Application sponsored by the Company or any of its Subsidiaries or otherwise restrict the pre-clinical research related to or clinical study of any Company Product or any drug product being developed by any licensee or assignee of the Company Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Company Product. None of the Company or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Company Products. To the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

          (g)   The Company and each of its Subsidiaries are, and have been for the past six (6) years, in compliance with the requirements of: (i) all applicable privacy and security Laws governing health information; and (ii) all contractual obligations concerning the collection, use, storage and disclosure of health information. To the Knowledge of the Company there has been no unauthorized use, access, modification or disclosure of health information, including any Breach of "Unsecured Protected Health Information," as those terms are defined by HIPAA, by the Company, any of its Subsidiaries, or any of their respective clinical trial sites. The Company and each of its Subsidiaries is not now, and has never been, subject to HIPAA and is not a party to any business associate agreement, as defined by HIPAA.

          (h)   The Company and its Subsidiaries have made available to Orion true, correct and complete copies of any and all material applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or any other Company Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or any other Company Regulatory Agency. The Company and its Subsidiaries have made available to Orion for review all material correspondence to or from the FDA or any other Company Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or any other Company Regulatory Agency, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA or any other Company Regulatory Agency, or prepared by the FDA or any other Company Regulatory Agency or which bear in any way on the Company's or any of its Subsidiaries' compliance with regulatory requirements of the FDA or any other Company Regulatory Agency, or on the likelihood or timing of approval of any Company Products.

          2.13    Taxes and Tax Returns.

          (a)   Each income and other material Tax Return required to be filed by, or on behalf of, the Company or any of its Subsidiaries, has been filed. Each such Tax Return was true, correct and complete in all material respects.

          (b)   Each of the Company and each of its Subsidiaries (i) has paid (or has had paid on its behalf) all income and other material Taxes due and owing by the Company and its Subsidiaries, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

          (c)   The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of December 31, 2017, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

          (d)   Section 2.13(d) of the Company Disclosure Schedule lists all federal, state, local and foreign income and other material Tax Returns filed with respect to the Company or any of its Subsidiaries for taxable periods ended on or after December 31, 2015, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to Orion correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Company or any of its Subsidiaries since December 31, 2015.

          (e)   There are no liens for Taxes (other than any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

          (f)    None of the Company or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return that has not been filed or with respect to any material Tax assessment or deficiency.

          (g)   None of the Company or any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes.

          (h)   There is no material Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return or material Tax of the Company or any of its Subsidiaries.

          (i)    None of the Company or any of its Subsidiaries has received notice in writing of any proposed material deficiencies from any Taxing Authority that have not been resolved or paid in full.

          (j)    In the past three (3) years, none of the Company or any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

          (k)   None of the Company or any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement (other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, the primary purpose of which does not relate to Taxes).

          (l)    None of the Company or any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was the Company or

  (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise pursuant to applicable Law.

          (m)  The taxable year of the Company and its Subsidiaries for all income Tax purposes is the fiscal year ended December 31, and each of the Company or any of its Subsidiaries uses the accrual method of accounting in keeping its books and in computing its taxable income.

          (n)   The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (o)   No Subsidiary of the Company that was organized outside of the United States (i) would be required to take into account a material amount of income pursuant to Section 951 or Section 951A of the Code if the taxable year of such Subsidiary ended on the Closing Date (ii) is a resident of any jurisdiction other than that of its incorporation, or (iii) is engaged in a U.S. trade or business.

          (p)   None of the Company or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

          (q)   None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

              (i)  change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

             (ii)  "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

           (iii)  intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

            (iv)  installment sale or open transaction disposition made on or prior to the Closing Date;

             (v)  prepaid amount received on or prior to the Closing Date;

            (vi)  election with respect to income from the discharge of Indebtedness under Section 108(i) of the Code; or

           (vii)  election pursuant to Section 965(h) of the Code.

          (r)   Within the past 6 years, no written claim has been made by any Taxing Authority that the Company or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns.

          (s)   None of the Company or its Subsidiaries has taken any action, or has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          2.14    Employee Benefit Programs.

          (a)   Section 2.14(a) of the Company Disclosure Schedule sets forth a list of every material Employee Program maintained by Company or any Subsidiary (the "Company Employee Programs").

          (b)   Each Company Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Program for any period for which such Company Employee Program would not otherwise be covered by an IRS determination. To the Knowledge of the Company, no event or omission has occurred that would reasonably be expected to cause any Company Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)).

          (c)   To the Knowledge of the Company, there is no material failure of any party to comply with any Laws applicable with respect to the Company Employee Programs. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to any Company Employee Program, there has been no (i) "prohibited transaction," as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to operate and administer the Company Employee Programs in accordance with their respective terms and in compliance with ERISA and other applicable Laws, or (iii) non-deductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any such Company Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Company Employee Programs, for all periods prior to the Closing Date, either have been made or have been accrued.

          (d)   Neither the Company nor any ERISA Affiliate of the Company has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan. None of the Company Employee Programs provides or represents an obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws).

          (e)   Each Company Employee Program may be amended, terminated, or otherwise discontinued by Orion after the Effective Time in accordance with its terms without material liability to the Company, Orion or any of their respective Subsidiaries.

          (f)    None of the Company or any of its Subsidiaries is a party to any written (i) agreement with any stockholders, director, or employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the Contemplated Transactions, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has Company made any such payment, and the consummation of the transactions contemplated herein shall not obligate Company or any other entity to make any parachute payment that would be subject to Section 280G of the Code. Neither the Company nor any Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

          (g)   Each Company Employee Program that is a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code in all material respects. No stock option granted under any Company Stock Option Plan that is intended to be exempt from the application of Section 409A of the Code has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option (in each case, within the meaning of Section 409A of the Code). No payment to be made under any Company Employee Program is, or would reasonably be expected to be, subject to the penalties of Section 409A(a)(1) of the Code and neither the Company nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.

          (h)   For purposes of this Section 2.14:

              (i)  An entity "maintains" an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

             (ii)  An entity is an "ERISA Affiliate" of Company if it would have ever been considered a single employer with Company under ERISA Section 4001(b) or part of the same "controlled group" as Company for purposes of ERISA Section 302(d)(8)(C).

          2.15    Labor and Employment Matters.

          (a)   None of the Company or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the Knowledge of the Company, none of the Company or any of its Subsidiaries is subject to, and during the past three (3) years there has not been, any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving the Company or any of its Subsidiaries.

          (b)   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company or any of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, and wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, the Fair Labor Standards Act, as amended, and its state law equivalents, and the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages; (ii) none of the Company or any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the Company Business and classified by the Company or any of its Subsidiaries as other than an employee or compensated other than through wages paid by the Company or any of its Subsidiaries through its respective payroll department ("Company Contingent Workers"), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date of this Agreement or amounts required to be reimbursed to such employees or Company Contingent Workers; (iii) there are no outstanding grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of the Company or any of its Subsidiaries is currently being audited or investigated, or to the Knowledge of the Company, subject to imminent audit or investigation by any Governmental Authority; (v) none of the Company or any of its Subsidiaries is, or within the last three (3) years has been, subject to any Order by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) each of the Company or any of its Subsidiaries is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and any similar Laws regarding employment of workers who are not citizens of the country in which services are performed; (vii) all employees of the Company or any of its Subsidiaries are employed at-will and no such employees are subject to any contract with the Company or any of its Subsidiaries or any policy or practice of the Company or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by the Company or any of its Subsidiaries; (viii) to the extent that any Company Contingent Workers are employed, each of the Company or any of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; (ix) the Company and its Subsidiaries have properly classified their respective employees as exempt or non-exempt under the Fair Labor Standards Act, as amended, its state law equivalents, and all other relevant Laws; and (xi) there are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company or its Subsidiaries under any workers' compensation policy or long-term disability policy. None of the Company or any of its Subsidiaries has experienced a "plant closing," "business closing," or "mass layoff" as defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act") or any similar Law affecting any site of employment of the Company or any of its Subsidiaries or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, and, during the ninety (90)-day period preceding the date of this Agreement, no employee has suffered an "employment loss," as defined in the WARN Act, with respect to the Company or any of its Subsidiaries.

          (c)   Section 2.15(c)(i) of the Company Disclosure Schedule contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions. Section 2.15(c)(ii) of the Company Disclosure Schedule also contains a complete and accurate list of all current Company Contingent Workers, showing for each Company Contingent Worker such individual's role in the Company Business and fee or compensation arrangements.

          2.16    Environmental Matters.     Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

            (a)   the Company and its Subsidiaries are in compliance with all Environmental Laws applicable to their operations and use of the Company Leased Real Property;

            (b)   none of the Company or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by the Company or its Subsidiaries at or on the Company Leased Real Property that requires reporting, investigation or remediation by the Company or its Subsidiaries pursuant to any Environmental Law;

            (c)   none of the Company or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the Knowledge of the Company, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and

            (d)   to the Knowledge of the Company, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Company Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Company or its Subsidiaries pursuant to any Environmental Law.

          2.17    Insurance.    The Company has delivered or made available to Orion accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and Company and each of its Subsidiaries are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, neither the Company nor any Subsidiary of the Company has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers' compensation or other claim under or based upon any insurance policy of the Company or any Subsidiary of the Company. All information provided to insurance carriers (in applications and otherwise) on behalf of the Company and each of its Subsidiaries was, as of the date of such provision, accurate and complete. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Company or any Subsidiary of the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any Subsidiary of the Company of its intent to do so.

          2.18    Books and Records.     Each of the minute and record books of the Company has been made available to Orion and contains complete and accurate minutes of all meetings of, and copies of all bylaws and resolutions passed by, or consented to in writing by, the directors (and any committees thereof) and stockholders of the Company, since its formation and which are required to be maintained in such books under applicable Laws; all such meetings were duly called and held and all such bylaws and resolutions were duly passed or enacted. Each of the stock certificate books, registers of stockholders and other corporate registers of the Company comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

          2.19    Government Programs.     No agreements, loans, funding arrangements or assistance programs are outstanding in favor of the Company or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of the Company, no basis exists for any Governmental Authority to seek payment or repayment from the Company or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of the Company or any of its Subsidiaries, under any such program.

          2.20    Transactions with Affiliates.     Section 2.20 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2015, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer's or director's immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding capital stock of the Company or (c) to the Knowledge of the Company, any "related person" (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

          2.21    Legal Proceedings; Orders.

          (a)   Except as set forth on Section 2.21 of the Company Disclosure Schedule, there is no pending in writing Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any Subsidiary of the Company, any director or officer of the Company (in his or her capacity as such) or any of the material assets owned or used by the Company and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Section 2.21 of the Company Disclosure Schedule, the Company has provided Orion or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. The Company has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

          (b)   There is no Order to which the Company or any Subsidiary of the Company, or any of the material assets owned or used by the Company or any Subsidiary of the Company, is subject. To the Knowledge of the Company, no officer or other key employee of the Company or any Subsidiary of the Company is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company Business or to any material assets owned or used by the Company or any Subsidiary of the Company.

          2.22    Illegal Payments.     None of the Company or any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, the U.K. Anti-Bribery Act of 2010, the Unfair Competition Prevention Act of Japan or any similar anti-bribery or anti-corruption Law of any similar Law of any other jurisdiction, in each case as amended, or any rules or regulations thereunder. None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party acting on behalf of the Company or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist the Company, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, the Company or any of its Subsidiaries. For purposes of this Agreement, an "Official" shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority.

          2.23    Inapplicability of Anti-takeover Statutes.     The Board of Directors of the Company has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, or any of the other Contemplated Transactions.

          2.24    Vote Required.     The affirmative vote (or action by written consent) of (i) the holders of a majority of the Company Common Shares and Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis), and (ii) the holders of at least a majority of the outstanding shares of the Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis), in each case as outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the "Company Stockholder Approval"), is the only vote or consent of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement, and approve the Merger, the Contemplated Transactions and the other matters set forth in Section 5.2(a) of this Agreement.

          2.25    No Financial Advisor.     No broker, finder or investment banker is entitled to any brokerage fee, finder's fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

          2.26    Subscription Agreement.     The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement. Neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Pre-Closing Financing other than as set forth in the Subscription Agreement or a term sheet for a convertible promissory note financing. The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto, under the Subscription Agreement. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. There are no conditions precedent related to the consummation of the Company Pre-Closing Financing, other than the satisfaction or waiver of the conditions expressly set forth in the Subscription Agreement (or any other Pre-Closing Financing Agreements). To the Knowledge of the Company, the proceeds of the Company Pre-Closing Financing will be made available to the Company prior to the consummation of the Merger.

          2.27    Disclosure; Company Information.     The information relating to the Company and its Subsidiaries to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information in the Proxy Statement relating to the Company and its Subsidiaries (including any Company Financial Statements) will not, on the date the Proxy Statement is first mailed to the Orion Stockholders or at the time of the Orion Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Company with respect to the information that has been or will be supplied by Orion and Merger Sub or any of their Representatives for inclusion in the Registration Statement or Proxy Statement.

          2.28    No Other Representations or Warranties; Disclaimer of Other Representations and Warranties.     The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Orion and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and any such other representations and warranties are hereby expressly disclaimed, and none of the Company or its Representatives is relying on any representation or warranty of Orion or Merger Sub except for those expressly set forth in this Agreement, (b) no Person has been authorized by Orion or Merger Sub to make any representation or warranty relating to Orion or Merger Sub or their respective businesses, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Orion or Merger Sub, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

        Section 3.    REPRESENTATIONS AND WARRANTIES OF ORION AND MERGER SUB

        Orion and Merger Sub represent and warrant to the Company as follows, except as set forth in (x) the Orion SEC Reports filed prior to the date hereof and publicly available on the SEC's Electronic Data Gathering Analysis and Retrieval system (but (A) solely to the extent that any information is reasonably apparent from a review of such Orion SEC Reports, (B) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (C) excluding any disclosures contained under the heading "Risk Factors" and any disclosure of risks included in any "forward-looking statements" disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (y) the written disclosure schedule delivered by Orion to the Company (the "Orion Disclosure Schedule"). The Orion Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosures in any part or subpart of the Orion Disclosure Schedule shall qualify other Sections and subsections in this Section 3 only to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable to such other Sections and subsections herein.

          3.1    Organization.

          (a)   Orion is a corporation, duly organized, validly existing and in good corporate standing under the Laws of the State of Delaware. Orion has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Orion is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have an Orion Material Adverse Effect. The Orion Charter and Orion Bylaws, copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and Orion is not in violation of any provision thereof.

          (b)   Merger Sub is a corporation duly incorporated, validly existing and in good corporate standing under the Laws of the State of Delaware. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. All of the issued and outstanding capital stock of Merger Sub, which consists of 1,000 shares of Common Stock, $0.001 par value, is validly issued, fully paid and non-assessable, and is owned, beneficially and of record, by Orion, free and clear of any claim, lien, Encumbrance, or agreement with respect thereto. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. The Certificate of Incorporation and Bylaws of Merger Sub, copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and Merger Sub is not in violation of any provision thereof.

          (c)   Each of Orion's Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization. Each of Orion's Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Orion's Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have an Orion Material Adverse Effect. The certificate of incorporation and bylaws or equivalent organizational documents of each of Orion's Subsidiaries (other than Merger Sub), copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and such Subsidiaries of Orion are not in violation of any provision thereof.

          3.2    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of Orion consists of 100,000,000 shares of Orion Common Stock and 5,000,000 shares Orion Preferred Stock. As of the date of this Agreement, there are 35,789,006 shares of Orion Common Stock issued and outstanding and no shares of Orion Preferred Stock issued and outstanding. As of the date of this Agreement, there are no shares of Orion Common Stock and no shares of Orion Preferred Stock held in the treasury of Orion. Orion has no shares of Orion Common Stock or Orion Preferred Stock reserved for issuance other than as described above. The outstanding shares of Orion Common Stock have been duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon

  Orion at the time at which they were issued and were issued in compliance with the Orion Charter and Orion Bylaws and all applicable Laws. Orion does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for Orion to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of Orion Common Stock or any other equity security of Orion or any Subsidiary of Orion or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of Orion Common Stock or any other equity security of Orion or any Subsidiary of Orion or obligating Orion or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or contractual restrictions on transfer relating to any capital stock of Orion. Other than the Orion Charter and Orion Bylaws, Orion is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of Orion or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

          (b)   As of the date of this Agreement, there are 8,297,909 shares of Orion Common Stock authorized for issuance under the Orion Stock Option Plans, of which: (i) 4,505,312 shares of Orion Common Stock are issuable upon exercise of all outstanding Orion Stock Options, subject to adjustment on the terms set forth in the Orion Stock Option Plans, (ii) 2,416,422 shares of Orion Common Stock remain available for issuance under the Orion Stock Option Plans and (iii) 629,436 shares of Orion Common Stock have been issued pursuant to the exercise of Orion Stock Options. Section 3.2(b) of the Orion Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Orion Stock Option, (ii) the date each Orion Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Orion Stock Option and the Orion Stock Option Plan pursuant to which such option was issued, (iv) the expiration date of each such Orion Stock Option, (v) the vesting schedule of each such Orion Stock Option, (vi) the price at which each such Orion Stock Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of Orion Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Orion Stock Options, (viii) whether and to what extent the exercisability of each Orion Stock Option will be accelerated upon consummation of the Contemplated Transactions or any termination of employment thereafter and (ix) post-termination exercise periods. Orion does not have any outstanding restricted stock or restricted stock units.

          (c)   Section 3.2(c) of the Orion Disclosure Schedule lists each Subsidiary of Orion, other than Merger Sub, as of the date of this Agreement and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by Orion and (ii) the jurisdiction of incorporation or organization. No Subsidiary of Orion has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of Orion to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries of Orion (A) have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (B) are owned by Orion free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (C) were not issued in violation of the material terms of any agreement or understanding binding upon Orion or any of its Subsidiaries at the time at which they were issued and (D) were issued in compliance with the applicable governing documents and all applicable Laws.

          (d)   The Orion Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, have been duly authorized, and be validly issued, fully paid and nonassessable.

          3.3    Authority.    Each of Orion and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its respective obligations hereunder, subject only to obtaining Orion Stockholder Approvals. The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the Contemplated Transactions have been duly and validly adopted and approved by the boards of directors of Orion and Merger Sub. The Board of Directors of Orion has recommended that the stockholders of Orion approve the Orion Stockholder Proposals at the Orion Stockholder Meeting. No other approval or consent of, or action by, the holders of the outstanding securities of Orion, other than the Orion Stockholder Approval, is required in order for the Company to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its obligations hereunder. The Board of Directors of Merger Sub has declared this Agreement advisable and has recommended that the sole stockholder of Merger Sub adopt this Agreement and approve the Merger. Except for Orion Stockholder Approvals and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceeding on the part of Orion or Merger Sub is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Merger and the other Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Orion and Merger Sub, and (assuming due authorization, execution and delivery by the other parties hereto), constitutes the legal, valid and binding obligations of Orion and Merger Sub, enforceable against Orion and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity. All other documents required to be executed by Orion and Merger Sub on or prior to the date of this Agreement in connection with the Contemplated Transactions have been duly and validly executed and delivered by Orion and Merger Sub and (assuming due authorization, execution and delivery by the other parties thereto) constitute the legal, valid and binding obligations of Orion and Merger Sub, respectively, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity.

          3.4    Non-Contravention; Consents.

          (a)   The execution and delivery of this Agreement by Orion and Merger Sub does not, and the consummation by Orion and Merger Sub of the Contemplated Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the Orion Charter or Orion Bylaws or of the charter, bylaws, or other organizational document of any Subsidiary of Orion, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Encumbrances on Orion's or any of its Subsidiaries' assets under, any of the terms, conditions or provisions of any Orion Material Contract or other agreement, instrument or obligation to which Orion or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining Orion Stockholder Approval and subject to the consents, approvals and authorizations specified in clauses (i) through (v) of Section 3.4(b) having been obtained prior to the Effective Time and all filings and notifications described in

  Section 3.4(b) having been made, conflict with or violate any Law applicable to Orion or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(a) for any such conflicts, violations, breaches, rights of termination, Encumbrances, penalties, defaults, terminations, cancellations, accelerations or losses that have not had, and would not reasonably be expected to result in, an Orion Material Adverse Effect.

          (b)   No consent, approval, license, permit, Order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Orion or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Orion and Merger Sub or the consummation by Orion and Merger Sub of the Contemplated Transactions, except for (i) obtaining the Orion Stockholder Approval, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which Orion is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with Orion Stockholder Meeting, this Agreement and the Contemplated Transactions, (iv) such consents, approvals, Orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, the rules and regulations of the Nasdaq Global Market, and (v) such other consents, licenses, permits, Orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, an Orion Material Adverse Effect.

          3.5    SEC Filings; Financial Statements.

          (a)   Orion has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2017 (the forms, statements, reports and documents filed or furnished since January 1, 2017 and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the "Orion SEC Reports"). Each of the Orion SEC Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Orion SEC Reports, or, if not yet filed or furnished, will to the Knowledge of Orion comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Orion SEC Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Orion SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, and any Orion SEC Reports filed or furnished with the SEC subsequent to the date of this Agreement will not to Orion's knowledge, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As used in this Section 3.5(a), the term "file" and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

          (b)   As of the date of this Agreement, Orion has timely responded to all comment letters of the staff of the SEC relating to the Orion SEC Reports, and the SEC has not advised Orion that any final responses are inadequate, insufficient or otherwise non-responsive. Orion has made available to the Company true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and Orion and any of its Subsidiaries, on the other hand, occurring since January 1, 2017 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date of this Agreement. To the Knowledge of Orion, as of the date of this Agreement, none of the Orion SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

          (c)   (i) Each of the consolidated financial statements (including, in each case, any notes or schedules thereto) included in or incorporated by reference into the Orion SEC Reports fairly present, in all material respects, the consolidated financial position of Orion and its consolidated Subsidiaries as of its date, or, in the case of the Orion SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of Orion and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in stockholders' equity (deficit) and cash flows included in or incorporated by reference into the Orion SEC Reports (including any related notes and schedules) fairly presents in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein, or in the case of Orion SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (the "Orion Financial Statements").

          (d)   Orion has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, and, to the Knowledge of Orion, such system is effective in providing such assurance. Orion (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by Orion in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms and, to the Knowledge of Orion, such disclosure controls and procedures are effective (ii) has disclosed, based on the most recent evaluation of its chief executive officer and its principal financial officer prior to the date of this Agreement, to Orion's auditors and the Audit Committee of the Board of Directors of Orion (and made summaries of such disclosures available to the Company) (A) (i) any significant deficiencies in the design or operation of internal control over financial reporting that would adversely affect in any material respect Orion's ability to record, process, summarize and report financial information and (ii) any material weakness in internal control over financial reporting, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Orion's internal controls over financial reporting. Each of Orion and its Subsidiaries have materially complied with or substantially addressed such deficiencies, material weaknesses or fraud. Orion is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

          (e)   Each of the principal executive officer of Orion and the principal financial officer of Orion (or each former principal executive officer of Orion and each former principal financial officer of Orion, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Orion SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made.

  For purposes of this Section 3.5(e), "principal executive officer" and "principal financial officer" has the meanings given to such terms in the Sarbanes-Oxley Act. None of Orion or any of its Subsidiaries has outstanding, or has arranged any outstanding, "extensions of credit" to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act.

          (f)    Neither Orion or any of its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, or internal or external auditor of Orion or any of its Subsidiaries has received or otherwise had or obtained actual Knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that Orion or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, principal financial officer or general counsel of Orion, the Board of Directors of Orion or any committee thereof, other than ordinary course audits or reviews of accounting policies or internal controls required by the Sarbanes-Oxley Act.

          (g)   Orion is, and since January 1, 2016 has been, in material compliance with (i) the applicable listing and corporate governance rules and regulations of the Nasdaq market, and (ii) the applicable provisions of the Sarbanes-Oxley Act. Orion has delivered or made available to the Company complete and correct copies of all material correspondence between Nasdaq Global Select Market and Orion since January 1, 2016.

          3.6    Absence of Changes.     Since December 31, 2017, Orion and each of its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business consistent with their past practices. After December 31, 2017 and on or before the date of this Agreement:

            (a)   there has not been any change, event, circumstance or condition to the Knowledge of Orion that, individually or in the aggregate, has had, or would reasonably be expected to have, an Orion Material Adverse Effect;

            (b)   there has been no split, combination or reclassification of any of the outstanding shares of Orion's capital stock, and Orion has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of Orion's capital stock;

            (c)   none of Orion or its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

            (d)   except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by Orion or any of its Subsidiaries;

            (e)   neither Orion nor any of its Subsidiaries has (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures in excess of $50,000, in the aggregate;

            (f)    there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person's rights to any Orion Intellectual Property;

            (g)   there has been no notice delivered to Orion or any of its Subsidiaries of any claim of ownership by a third party of any Orion Intellectual Property owned or developed by Orion or any of its Subsidiaries, or of infringement by Orion or any of its Subsidiaries of any third party's Intellectual Property;

            (h)   there has not been any (i) grant of any severance or termination pay to any employee of Orion or its Subsidiaries or contract entered granting severance or termination pay to any employee of Orion or its Subsidiaries; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of Orion or any of its Subsidiaries; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors, officers, employees or consultants; or (iv) termination of any officers or key employees of Orion or any of its Subsidiaries; or

            (i)    there has not been any agreement to do any of the foregoing.

          3.7    Title to Assets.     Each of Orion and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All of said non-leased properties and assets are owned by Orion or an Orion Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on Orion's audited consolidated balance sheet at December 31, 2017; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Orion and its Subsidiaries, taken as a whole and (iii) Encumbrances described in Section 3.7 of the Orion Disclosure Schedule.

          3.8    Properties.

          (a)   Section 3.8(a) of the Orion Disclosure Schedule identifies (x) the street address of each parcel of Orion Leased Real Property, (y) the identification of the Orion Lease and the Orion Ancillary Lease Documents and (z) the identity of the lessor, lessee and current occupant (if different than the lessee) of each such parcel of Orion Leased Real Property. With respect to each Orion Lease, except as would not, individually or in the aggregate, have an Orion Material Adverse Effect:

              (i)  the Orion Leases and the Orion Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors' rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and Orion or a Subsidiary of the Orion, as applicable, holds a valid and existing leasehold interest under such Orion Leases free and clear of any Encumbrances except Permitted Encumbrances. Orion and its Subsidiaries have delivered or made available to the Company full, complete and accurate copies of each of the Orion Leases and all Orion Ancillary Lease Documents described in Section 3.8(a)(i) of the Orion Disclosure Schedule;

             (ii)  none of the Orion Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

           (iii)  the Orion Leases and all Orion Ancillary Lease Documents shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

            (iv)  with respect to each of the Orion Leases, none of Orion or its Subsidiaries has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Orion Lease or Orion Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

             (v)  none of Orion or its Subsidiaries, nor, to the Knowledge of Orion, any other party to any Orion Leases or Orion Ancillary Lease Documents is in breach or default, and, to the Knowledge of Orion, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Orion Leases or any Orion Ancillary Lease Documents;

            (vi)  no party to the Orion Leases has repudiated any provision thereof and there are no disputes, oral agreements or forbearance programs in effect as to the Orion Leases; and

           (vii)  none of Orion or its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Orion Leases or any Orion Ancillary Lease Documents.

          (b)   Orion and its Subsidiaries own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding the Orion Intellectual Property, necessary to conduct the Orion Business, except for Permitted Encumbrances. Orion and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by Orion and its Subsidiaries as now used, possessed and controlled by Orion or its Subsidiaries, as applicable.

          (c)   The Orion Leased Real Property constitutes all of the real property used or occupied by Orion and its Subsidiaries in connection with the conduct of the Orion Business.

          (d)   None of Orion or its Subsidiaries has any Orion Owned Real Property, nor is Orion or any of its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

          3.9    Intellectual Property.

          (a)   Section 3.9(a) of the Orion Disclosure Schedule contains a complete and accurate list of all (i) issued Patents or pending patent applications owned or controlled (i.e., exclusively licensed) by Orion or any of its Subsidiaries ("Orion Patents"), registered and material unregistered Marks owned or controlled by Orion or any of its Subsidiaries ("Orion Marks") and registered and material unregistered Copyrights owned or controlled by Orion or any of its Subsidiaries ("Orion Copyrights"), (ii) licenses, sublicenses or other agreements under which Orion or any of its Subsidiaries is granted rights by others in the Orion Intellectual Property ("Orion Licenses-In") (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other agreements under which Orion or any of its Subsidiaries has granted rights to others in the Orion Intellectual Property ("Orion Licenses-Out").

          (b)   There are no pending or, to the Knowledge of Orion, threatened claims against Orion or any of its Subsidiaries or any of their employees alleging (i) that any of the operation of the Orion Business or any activity by Orion or its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any Orion Product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any person or entity (to the extent that such subject matter is enforceable by a Third Party) or (ii) that any Orion Intellectual Property is invalid or unenforceable.

          (c)   To the Knowledge of Orion, neither the operation of the Orion Business, nor any activity by Orion or any of its Subsidiaries, nor the manufacture, use, importation, offer for sale and/or sale of any Orion Product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property to the extent that such subject matter is enforceable by a Third Party.

          (d)   Except as provided for in the Orion Licenses-In, the Orion Licenses-Out and the Orion Material Contracts, none of Orion or any of its Subsidiaries has any obligation to compensate any person for the use of any Intellectual Property; neither Orion nor any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property; there are no settlements, covenants not to sue, consents, or Orders or similar obligations that: (i) restrict Orion's or any of its Subsidiaries' rights to use any Intellectual Property, (ii) restrict the Orion Business, in order to accommodate a third party's Intellectual Property, or (iii) permit third parties to use any Orion Intellectual Property.

          (e)   To the Knowledge of Orion, (i) there is no, nor has there been any, infringement or violation by any person or entity of any Orion Intellectual Property or the rights of Orion or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any Orion Intellectual Property or the subject matter thereof.

          3.10    Material Contracts.     Section 3.10 of the Orion Disclosure Schedule identifies the following Orion Material Contracts in effect as of the date of this Agreement:

            (a)   relating to the lease of real property by Orion or any of its Subsidiaries;

            (b)   for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Orion or any of its Subsidiaries of, or pursuant to which in the last year Orion or any of its Subsidiaries paid, in the aggregate, $25,000 or more;

            (c)   for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Orion or any of its Subsidiaries of, or pursuant to which in the last year Orion or any of its Subsidiaries received, in the aggregate, $25,000 or more;

            (d)   that relates to any partnership, joint venture, strategic alliance or other similar Contract;

            (e)   relating to Indebtedness of Orion or its Subsidiaries;

            (f)    severance or change-in-control Contracts;

            (g)   which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of Orion or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of Surviving Corporation, Orion or any Affiliate of Orion, is or would be conducted, or (ii) the scope of the business and operations of Orion and its Subsidiaries, taken as a whole;

            (h)   in respect of any Orion Intellectual Property that provides for annual payments of, or pursuant to which in the last year Orion or any of its Subsidiaries paid or received, in the aggregate, $25,000 or more;

            (i)    containing any royalty, dividend or similar arrangement based on the revenues or profits of Orion or any of its Subsidiaries;

            (j)    with any Governmental Authority;

            (k)   any Contract with (a) an executive officer or director of Orion or any of its Subsidiaries or any of such executive officer's or director's immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Orion or (c) to the Knowledge of the Orion, any "related person" (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Orion or its Subsidiaries);

          (l)    any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Contemplated Transactions;

          (m)  relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of Orion or any of its Subsidiaries or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice; or

          (n)   any collaboration or research and development agreements, any commercial agreement that is not terminable for convenience and any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Orion or any of its Subsidiaries in excess of $25,000.

        Orion has delivered or made available to the Company accurate and complete (except for applicable redactions thereto) copies of all material written Orion Contracts, including all amendments thereto. There are no material Orion Contracts that are not in written form. Neither Orion nor any Subsidiary of Orion has, nor to Orion's Knowledge, has any other party to an Orion Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Orion or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (n) above or any Orion Contract listed in Section 3.14 or Section 3.15 of the Orion Disclosure Schedule (any such agreement, contract or commitment, a "Orion Material Contract") in such manner as would permit any other party to cancel or terminate any such Orion Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Orion Material Adverse Effect. As to Orion and its Subsidiaries, as of the date of this Agreement, each Orion Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Orion, any Subsidiary of Orion, or the Surviving Corporation to any Person under any Orion Material Contract or give any Person the right to terminate or alter the provisions of any Orion Material Contract. No Person is renegotiating any material amount paid or payable to Orion or any of its Subsidiaries under any Orion Material Contract or any other material term or provision of any Orion Material Contract.

          3.11    Absence of Undisclosed Liabilities.     As of the date of this Agreement, neither Orion nor any Subsidiary of Orion has any Liability, individually or in the aggregate, except for: (a) Liabilities identified as such in the "liabilities" column of the Orion's audited consolidated balance sheet at December 31, 2017; (b) normal and recurring current Liabilities that have been incurred by Orion since the date of the Orion's audited consolidated balance sheet at December 31, 2017 in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Orion or any Subsidiary of Orion under Contracts (other than for breach thereof), and (d) Liabilities incurred in connection with the Contemplated Transactions.

          3.12    Compliance with Laws; Regulatory Compliance.

          (a)   Each of Orion and each of its Subsidiaries is in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect. To the Knowledge of Orion and its Subsidiaries, (i) no investigation by any Governmental Authority with respect to Orion or any of its Subsidiaries is active and pending, and (ii) no Governmental Authority has indicated in writing an intention to conduct an investigation, which, in either case, would reasonably be expected to have a material and adverse impact on Orion or any of its Subsidiaries.

          (b)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect, each of Orion and its Subsidiaries and their respective employees and agents hold, to the Knowledge of Orion, all permits, licenses, variances, registrations, exemptions, Orders, consents, authorizations and approvals from the FDA and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy or Manufacturing of any of the products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of Orion or any of its Subsidiaries and all products or services currently under development by Orion or any of its Subsidiaries (the "Orion Products") (any such Governmental Authority, a "Orion Regulatory Agency") necessary for the lawful operating of the businesses of Orion and each of its Subsidiaries as currently conducted (the "Orion Permits"), including all authorizations required under the FDCA, , and the PHSA, and the regulations of the FDA promulgated thereunder. Notwithstanding the foregoing, it is acknowledged that no Orion Product is a marketed product, or has received marketing approval, in the United States and, therefore, that further permits, licenses, variances, registrations, exemptions, Orders, consents and/or approvals will be required before any Orion Product may be marketed. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect, all such Orion Permits are valid, and in full force and effect. Since January 1, 2016, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Orion Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect. Each of Orion and each of its Subsidiaries is in compliance in all material respects with the terms of all Orion Permits. No event has occurred that, to the Knowledge of Orion, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Orion Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect.

          (c)   None of Orion or its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Orion Regulatory Agency to invoke its policy with respect to "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities," as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or a similar policy enforced by any other Orion Regulatory Agency. There is no civil, criminal, administrative or other proceeding, notice or demand, received or, to the Knowledge of Orion, threatened against Orion or any of its Subsidiaries that relates to an alleged violation of any Health Care Law and none of Orion or any of its Subsidiaries is in receipt of written notice of any civil, criminal, administrative or other proceeding, notice or demand pending that relates to an alleged violation of any Health Care Law. None of Orion or its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, agent or Representative thereof, has engaged in any activity that would result in a material violation of any Health Care Law. None of Orion or any of its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. None of Orion or any of its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, agent or Representative thereof: (i) has ever been excluded, suspended, sanctioned or otherwise declared ineligible to participate in any federal health care program under 42 CFR § 1001.601, or any similar Law, nor is any such exclusion, suspension or other sanction threatened; or (ii) has ever been convicted of a criminal offense related to the provision of health care items or services.

  There are no Orders or similar actions to which Orion or any of its Subsidiaries or, to the Knowledge of Orion, any director, officer or employee thereof, are bound or which relate to Orion Products, or alleged violation of any Health Care Law.

          (d)   Each of Orion and each of its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and Orders of the FDA and any other Orion Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging, distribution and promotion of the Orion Products. To the Knowledge of Orion, all required pre-clinical studies conducted by or on behalf of Orion or its Subsidiaries and Orion-sponsored clinical trials (or clinical trials sponsored by Orion or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Company. To the Knowledge of Orion, each clinical trial conducted by or on behalf of Orion or any of its Subsidiaries with respect to Orion Products has been and is being conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws. Each of Orion and its Subsidiaries has filed all required notices (and made available to the Company copies thereof) of adverse events, injuries or deaths relating to clinical trials conducted by or on behalf of Orion or any of its Subsidiaries with respect to such Orion Products.

          (e)   All applications, submissions, information and data utilized by any Orion or any of its Subsidiaries as the basis for, or submitted by or on behalf of Orion or any of its Subsidiaries in connection with any and all requests for an Orion Permit relating to Orion or any of its Subsidiaries, when submitted to the FDA or other Orion Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Orion Regulatory Agency.

          (f)    None of Orion or its Subsidiaries nor, to the Knowledge of Orion, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Orion Regulatory Agency has initiated, or threatened to initiate, any Action to suspend or place restrictions on any clinical trial or otherwise restrict the pre-clinical research related to or clinical study of any Orion Product or any product being developed by any licensee or assignee of the Orion Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Orion Product. None of Orion or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Orion Product. To the Knowledge of Orion, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

          (g)   Orion and each of its Subsidiaries are, and have been for the past six (6) years, in compliance with the requirements of: (i) all applicable privacy and security Laws governing health information; and (ii) all contractual obligations concerning the collection, use, storage and disclosure of health information. To the Knowledge of Orion, there has been no unauthorized use, access, modification or disclosure of health information, including any Breach of "Unsecured Protected Health Information," as those terms are defined by HIPAA, by Orion, any of its Subsidiaries, or any of their respective clinical trial sites. Orion and each of its Subsidiaries is not now, and has never been, subject to HIPAA and is not a party to any business associate agreement as defined by HIPAA.

          (h)   Orion and its Subsidiaries have made available to the Company true, correct and complete copies of any and all material applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or any other Orion Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or any other Orion Regulatory Agency. Orion and its Subsidiaries have made available to the Company for review all material correspondence to or from the FDA or any other Orion Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or any other Orion Regulatory Agency, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA or any other Orion Regulatory Agency, or prepared by the FDA or other any Orion Regulatory Agency or which bear in any way on Orion's or any of its Subsidiaries' compliance with regulatory requirements of the FDA or any other Orion Regulatory Agency, or on the likelihood or timing of approval of any Orion Products.

          3.13    Taxes and Tax Returns.

          (a)   Each income and other material Tax Return required to be filed by, or on behalf of, Orion or any of its Subsidiaries has been filed. Each such Tax Return was true, correct and complete in all material respects.

          (b)   Orion and each of its Subsidiaries (i) has paid (or has had paid on its behalf) all income and other material Taxes due and owing by Orion and it Subsidiaries, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

          (c)   The unpaid Taxes of Orion and its Subsidiaries (A) did not, as of December 31, 2017, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Orion Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Orion and its Subsidiaries in filing their Tax Returns.

          (d)   Section 3.13(d) of the Orion Disclosure Schedule lists all federal, state, local, and foreign income and other material Tax Returns filed with respect to Orion or any of its Subsidiaries for taxable periods ended on or after December 31, 2015, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Orion has delivered to the Company correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by Orion or any of its Subsidiaries since December 31, 2015.

          (e)   There are no liens for Taxes (other than any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on Orion's audited consolidated balance sheet at December 31, 2017) upon any of the assets of Orion or any of its Subsidiaries.

          (f)    None of Orion or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return that has not been filed or with respect to any material Tax assessment or deficiency.

          (g)   None of Orion or any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes.

          (h)   There is no material Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return or material Tax of Orion or any of its Subsidiaries.

          (i)    None of Orion or any of its Subsidiaries has received notice in writing of any proposed material deficiencies from any Taxing Authority that has not been resolved or paid in full.

          (j)    Within the past three (3) years, none of Orion or any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

          (k)   None of Orion or any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement (other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, the primary purpose of which does not relate to Taxes).

          (l)    None of Orion or any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was Orion or (B) has any liability for the Taxes of any person (other than Orion or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise pursuant to applicable Law.

          (m)  The taxable year of Orion and each of its Subsidiaries for all income Tax purposes is the fiscal year ended December 31, and Orion and each of its Subsidiaries uses the accrual method of accounting in keeping its books and in computing its taxable income.

          (n)   Orion has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (o)   No Subsidiary of Orion which is organized outside the United States (i) would be required to take into account a material amount of income pursuant to Section 951 or Section 951A of the Code if the taxable year of such Subsidiary ended on the Closing Date, (ii) is a resident of any jurisdiction other than that of its incorporation, or (iii) is engaged in a U.S. trade or business.

          (p)   None of Orion or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

          (q)   None of Orion or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

              (i)  change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

             (ii)  "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

           (iii)  intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

            (iv)  installment sale or open transaction disposition made on or prior to the Closing Date;

             (v)  prepaid amount received on or prior to the Closing Date;

            (vi)  election with respect to income from the discharge of Indebtedness under Section 108(i) of the Code; or

           (vii)  election pursuant to Section 965(h) of the Code.

          (r)   Within the past six (6) years, no written claim has been made by any Taxing Authority that Orion or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns.

          (s)   None of Orion, its Subsidiaries or Merger Sub has taken any action, or has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          3.14    Employee Benefit Programs.

          (a)   Section 3.14(a) of the Orion Disclosure Schedule sets forth a list of every material Employee Program maintained by Orion or any Subsidiary of Orion (the "Orion Employee Programs"). Orion does not have any ERISA Affiliate that maintains an Employee Program.

          (b)   Each Orion Employee Program which is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Orion Employee Program for any period for which such Orion Employee Program would not otherwise be covered by an IRS determination. To the Knowledge of Orion , no event or omission has occurred which would reasonably be expected to cause any Orion Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)).

          (c)   To the Knowledge of Orion, there is no material failure of any party to comply with any Laws applicable with respect to the Orion Employee Programs. Except as would not, individually or in the aggregate, have an Orion Material Adverse Effect, with respect to any Orion Employee Program, there has been no (i) "prohibited transaction," as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to operate and administer the Orion Employee Programs in accordance with their respective terms and in compliance with ERISA and other applicable Laws, or (iii) non deductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Orion, threatened with respect to any such Orion Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Orion Employee Programs, for all periods prior to the Closing Date, either have been made or have been accrued.

          (d)   Neither Orion nor any ERISA Affiliate of Orion has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan. None of the Orion Employee Programs provides or represents an obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws).

          (e)   Each Orion Employee Program may be amended, terminated, or otherwise discontinued by Orion after the Effective Time in accordance with its terms without material liability to Orion, the Company or any of their respective Subsidiaries.

          (f)    Neither Orion nor any of its Subsidiaries is a party to any written (i) agreement with any stockholders, director, or employee of Orion or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Orion or any of its Subsidiaries of the nature of any of the Contemplated Transactions, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding Orion or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would reasonably be expected to give rise to any parachute payment subject to Section 280G of the Code, nor has Orion made any such payment, and the consummation of the transactions contemplated herein shall not obligate Orion or any other entity to make any parachute payment that would be subject to Section 280G of the Code. Neither Orion nor any Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

          (g)   Each Orion Employee Program that is a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code in all material respects. No stock option granted under any Orion Stock Option Plan that is intended to be exempt from the application of Section 409A of the Code has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option (in each case, within the meaning of Section 409A of the Code). No payment to be made under any Orion Employee Program is, or would reasonably be expected to be, subject to the penalties of Section 409A(a)(1) of the Code and neither Orion nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.

          (h)   For purposes of this Section 3.14:

              (i)  An entity "maintains" an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

             (ii)  An entity is an "ERISA Affiliate" of Orion if it would have ever been considered a single employer with Orion under ERISA Section 4001(b) or part of the same "controlled group" as Orion for purposes of ERISA Section 302(d)(8)(C).

          3.15    Labor and Employment Matters.

          (a)   None of Orion or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the Knowledge of Orion, neither Orion nor any of its Subsidiaries is subject to, and during the past three (3) years there has not been, any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving Orion or any of its Subsidiaries.

          (b)   Except as would not, individually or in the aggregate, have an Orion Material Adverse Effect, (i) Orion and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, the Fair Labor Standards Act, as amended, and its state law equivalents, and the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages; (ii) neither Orion nor any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the Orion Business and classified by Orion or any of its Subsidiaries as other than an employee or compensated other than through wages paid by Orion or any of its Subsidiaries through its respective payroll department ("Orion Contingent Workers"), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date of this Agreement or amounts required to be reimbursed to such employees or Orion Contingent Workers; (iii) there are no outstanding grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of Orion, threatened against Orion or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of Orion or any of its Subsidiaries is currently being audited or investigated, or to the Knowledge of Orion, subject to imminent audit or investigation by any Governmental Authority; (v) neither Orion nor any of its Subsidiaries is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters other than standard settlement contracts entered into in the Ordinary Course of Business; (vi) Orion and each of its Subsidiaries is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and any similar Laws regarding employment of workers who are not citizens of the country in which services are performed; (vii) all employees of Orion and each of its Subsidiaries are employed at-will and no such employees are subject to any contract with Orion or any of its Subsidiaries or any policy or practice of Orion or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by Orion or any of its Subsidiaries; (viii) to the extent that any Orion Contingent Workers are employed, Orion and each of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; (ix) the Company and its Subsidiaries have properly classified their respective employees as exempt or non-exempt under the Fair Labor Standards Act, as amended, its state law equivalents, and all other relevant Laws; and (x) ; and (x) there are no pending or, to the knowledge of Orion, threatened or reasonably anticipated claims or actions against Orion or its Subsidiaries under any workers' compensation policy or long-term disability policy. None of the Company or any of its Subsidiaries has experienced a "plant closing," "business closing," or "mass layoff" as defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act") or any similar Law affecting any site of employment of the Company or any of its Subsidiaries or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, and, during the ninety (90)-day period preceding the date of this

  Agreement, no employee has suffered an "employment loss," as defined in the WARN Act, with respect to the Company or any of its Subsidiaries.

          (c)   Section 3.15(c)(i) of the Orion Disclosure Schedule contains a complete and accurate list of all employees of Orion and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes, whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions. Section 3.15(c)(ii) of the Orion Disclosure Schedule also contains a complete and accurate list of all Orion Contingent Workers since August 1, 2017, showing for each Orion Contingent Worker such individual's role in the Orion Business and fee or compensation arrangements.

          3.16    Environmental Matters.     Except as would not, individually or in the aggregate, have an Orion Material Adverse Effect:

            (a)   Orion and its Subsidiaries are in compliance with all Environmental Laws applicable to their operations and use of the Orion Leased Real Property;

            (b)   none of Orion or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by Orion or its Subsidiaries at or on the Orion Leased Real Property that requires reporting, investigation or remediation by Orion or its Subsidiaries pursuant to any Environmental Law;

            (c)   none of Orion or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the Knowledge of Orion, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and

            (d)   to the Knowledge of Orion, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Orion Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by Orion or its Subsidiaries pursuant to any Environmental Law.

          3.17    Insurance.    Orion has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Orion and each Subsidiary of Orion. Each of such insurance policies is in full force and effect and Orion and each Subsidiary of Orion are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2015, neither Orion nor any Subsidiary of Orion has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers' compensation or other claim under or based upon any insurance policy of Orion or any Subsidiary of Orion. All information provided to insurance carriers (in applications and otherwise) on behalf of Orion and each of its Subsidiaries was, as of the date of such provision, accurate and complete. Orion and each of its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Orion or any Subsidiary of Orion, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Orion or any Subsidiary of Orion of its intent to do so.

          3.18    Books and Records.     Each of the minute and record books of Orion contains complete and accurate minutes of all meetings of, and copies of all bylaws and resolutions passed by, or consented to in writing by, the directors (and any committees thereof) and stockholders of Orion, since its formation and which are required to be maintained in such books under applicable Laws; all such meetings were duly called and held and all such bylaws and resolutions were duly passed or enacted. Each of the stock certificate books, registers of stockholders and other corporate registers of Orion comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

          3.19    Government Programs.     No agreements, loans, funding arrangements or assistance programs are outstanding in favor of Orion or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of Orion, no basis exists for any Governmental Authority to seek payment or repayment from Orion or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of Orion or any of its Subsidiaries, under any such program.

          3.20    Transactions with Affiliates.     Except with respect to employment agreements, indemnification agreements, retention agreements, severance agreements and other agreements with Orion's officers and directors entered into in the Ordinary Course of Business, Section 3.20 of the Orion Disclosure Schedule describes any material transactions or relationships, since January 1, 2015, between, on one hand, Orion or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of Orion or, to the Knowledge of Orion, any of its Subsidiaries or any of such executive officer's or director's immediate family members, (b) any investment funds that are affiliated with such executive officer or director or (c) to the Knowledge of Orion, any "related person" (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Orion or its Subsidiaries) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. Orion or its Subsidiaries is not indebted to any director, officer or employee of Orion (except for amounts due as salaries and bonuses, other amounts due under employment agreements, retention agreements or employee benefit plans and amounts payable in reimbursement of expenses), and no such director, officer or employee is indebted to Orion. Since the date of Orion's last proxy statement filed in 2018 with the SEC, no event has occurred that would be required to be reported by Orion pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.20 of the Orion Disclosure Schedule identifies each Person who is (or who may be deemed to be) an "affiliate" (as that term is used in Rule 12b-2 under the Exchange Act) of Orion as of the date of this Agreement.

          3.21    Legal Proceedings; Orders.

          (a)   There is no pending in writing Legal Proceeding, and (to the Knowledge of Orion) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Orion, any Subsidiary of Orion or any director or officer of Orion (in his or her capacity as such) or any of the material assets owned or used by Orion and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Orion, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Section 3.21 of the Orion Disclosure Schedule, Orion has provided the Company or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Orion has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

          (b)   There is no Order to which Orion or any Subsidiary of Orion, or any of the assets owned or used by Orion or any Subsidiary of Orion, is subject. To the Knowledge of Orion, no officer or other key employee of Orion or any Subsidiary of Orion is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Orion Business or to any material assets owned or used by Orion or any Subsidiary of Orion.

          3.22    Illegal Payments.     None of Orion or any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, the U.K. Anti-Bribery Act of 2010, the Unfair Competition Prevention Act of Japan or any similar anti-bribery or anti-corruption Law of any similar Law of any other jurisdiction, in each case as amended, or any rules or regulations thereunder. None of Orion or any of its Subsidiaries or, to the Knowledge of Orion, any third party acting on behalf of Orion or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist Orion, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, Orion or any of its Subsidiaries.

          3.23    Inapplicability of Anti-takeover Statutes.     The Boards of Directors of Orion and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Orion Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Orion Voting Agreements or any of the other Contemplated Transactions.

          3.24    Vote Required.     The affirmative vote of (i) the holders of a majority of the shares of Orion Common Stock having voting power representing a majority of the outstanding Common Stock and (ii) the holders of a majority of the votes properly cast at the Orion Stockholder Meeting are the only votes of the holders of any class or series of Orion's capital stock necessary to approve the Orion Stockholder Proposals (the "Orion Stockholder Approval").

          3.25    No Financial Advisor.     No broker, finder or investment banker is entitled to any brokerage fee, finder's fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Orion or any Subsidiary of Orion.

          3.26    Disclosure; Orion Information.     The information relating to Orion or its Subsidiaries to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information relating to Orion or its Subsidiaries to be contained in the Proxy Statement will not, on the date the Proxy Statement is first mailed to Orion Stockholders or at the time of the Orion Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by Orion or Merger Sub with respect to the information that has been or will be supplied by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion in the Registration Statement or Proxy Statement.

          3.27    No Other Representations or Warranties; Disclaimer of Other Representations and Warranties.     Each of Orion and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger and any such other representations or warranties are hereby expressly disclaimed, and none of Orion, Merger Sub or their respective Representatives is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Orion or Merger Sub as having been authorized by the Company, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Orion, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

        Section 4.    CERTAIN COVENANTS OF THE PARTIES

          4.1    Access and Investigation.     Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the earlier of the date of termination of this Agreement and the Effective Time (the "Pre-Closing Period"), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party's Representatives to: (a) provide the other Party and such other Party's Representatives with reasonable access during normal business hours to such Party's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party's Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party's officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party's financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of the foregoing, during the Pre-Closing Period, each party shall promptly make available to the other Party with copies of:

              (i)  the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders' equity and statements of cash flows for such calendar month, which shall be delivered within thirty (30) days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

             (ii)  any written materials or communications sent by or on behalf of a Party to all of its stockholders;

            (iii)  any material meeting minutes or notices sent by or on behalf of a Party to any party to any Orion Material Contract or Company Material Contract, as applicable, or sent to a Party by any party to any Orion Material Contract or Company Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Orion Material Contract or Company Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

            (iv)  any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Authority on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

             (v)  any non-privileged notice, material pleading or material settlement communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party;

            (vi)  any material notice, report or other document received by a Party from any Governmental Authority; and

           (vii)  all material operating and financial reports prepared by such Party for its senior management, including projections, forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

        Any investigation conducted by either Orion or the Company pursuant to this Section 4.1 shall be conducted in such manner as to not interfere unreasonably with the conduct of the business of the other Party. Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

          4.2    Operation of Orion's Business.

          (a)   Except as set forth on Section 4.2 of the Orion Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) Orion and each Subsidiary of Orion shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Laws and the requirements of all Contracts that constitute Orion Material Contracts; (ii) Orion shall promptly notify the Company of: (A) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Orion or any of its Subsidiaries that is commenced, or, to the Knowledge of Orion, threatened against, Orion or any of its Subsidiaries after the date of this Agreement; and (C) any written notice or, to the Knowledge of Orion, other communication from any Person alleging that any material payment or other material obligation is or will be owed to such party at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Orion Disclosure Schedule.

          (b)   During the Pre-Closing Period, Orion shall promptly notify the Company in writing, by delivering an updated Orion Disclosure Schedule, of: (i) the discovery by Orion of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Orion in this Agreement and/or any inaccuracy in the Orion Capitalization Representation; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Orion in this Agreement and/or any inaccuracy in the Orion Capitalization Representation if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Orion; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6, Section 7 and Section 8 impossible or materially less likely. Without limiting the generality of the foregoing, Orion shall promptly advise the Company in writing of any Legal Proceeding or any claim threatened with respect Orion or any of its Subsidiaries. Except with respect to the Orion Capitalization Representation and any corresponding provisions of this Agreement, no notification given to the Company pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Orion contained in this Agreement or the Orion Disclosure Schedule for purposes of Section 8.1 or any other provision of this Agreement.

          (c)   During the Pre-Closing Period, Orion shall have the right to distribute the Legacy Orion Asset Proceeds to the Orion Stockholders provided that any means and mechanism of distribution shall be reasonably acceptable to the Company.

          4.3    Operation of the Company's Business.

          (a)   Except as set forth on Section 4.3 of the Company Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless Orion shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) the Company and each Subsidiary of the Company shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts; (ii) the Company and each Subsidiary of the Company shall use commercially reasonable efforts to preserve intact its current business organization, use commercially reasonable efforts to keep available the services of its current key employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the Company or its Subsidiaries; and (iii) the Company shall promptly notify Orion of: (A) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting the Company or any Subsidiary of the Company that is commenced, or, to the Knowledge of the Company, threatened against, the Company or any Subsidiary of the Company and (C) any written notice or, to the Knowledge of the Company, other communication from any Person alleging that any material payment or other material obligation is or will be owed to such party at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Company Disclosure Schedule.

          (b)   During the Pre-Closing Period, the Company shall promptly notify Orion in writing, by delivery of an updated Company Disclosure Schedule, of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement and/or any inaccuracy in the Company Capitalization Representation; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement and/or any inaccuracy in the Company Capitalization Representation if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6, Section 7 and Section 8 impossible or materially less likely. Without limiting the generality of the foregoing, the Company shall promptly advise Orion in writing of any Legal Proceeding or any claim threatened with respect to the Company or any Subsidiary of the Company. Except with respect to the Company Capitalization Representation and any corresponding provisions of this Agreement, no notification given to Orion pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Section 7.1 or any other provision of this Agreement.

          4.4    Negative Obligations.

          (a)   Except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 4.4(a) of the Orion Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Orion shall not, nor shall it cause or permit any Subsidiary of Orion to, do any of the following:

              (i)  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Orion Common Stock from terminated employees of Orion at actual cost);

             (ii)  except for contractual commitments in place at the time of this Agreement and disclosed in Section 4.4(a)(ii) of the Orion Disclosure Schedule, and other than as contemplated by the Contemplated Transactions, sell, issue or grant, authorize the issuance, sale, or grant, amend or modify or agree to amend or modify the terms of (including by changing any option expiration date, exercise period or vesting schedule) or make any commitments to do any of the foregoing: (i) any capital stock or other security (except for Orion Common Stock issued upon the valid exercise of outstanding Orion Stock Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into, exercisable or exchangeable for any capital stock or other security;

           (iii)  amend the certificate of incorporation, bylaws or other charter or organizational documents of Orion or any Subsidiary of Orion, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

            (iv)  form any new Subsidiary or acquire any equity interest or other interest in any other Person;

             (v)  lend money to any Person; incur or guarantee any Indebtedness; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure, other expenditure (including a prepayment of expenses) or commitment thereof in excess of $10,000 other than in connection with the termination of Contracts pursuant to Section 5.18;

            (vi)  (A) adopt, establish or enter into any Orion Employee Program; (B) cause or permit any Orion Employee Program to be amended other than as required by Law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld) by the Company; (C) hire any new employee or consultant, (D) grant, make or pay any severance, bonus or profit-sharing or similar payment (including any special or transaction payments) to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants;

           (vii)  acquire any material asset nor sell, lease or otherwise irrevocably dispose of any of its material assets or properties, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

          (viii)  make, change or revoke any material Tax election (including any election pursuant to Section 965(h) of the Code); file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any material annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, the primary purpose of which does not relate to Taxes; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

            (ix)  other than in connection with the termination of Contracts pursuant to Section 5.18 (provided the terms and conditions of any amendment or termination do not impose more than de minimis obligations on Orion or its Subsidiaries after the Closing), enter into, amend or terminate any Orion Material Contract or any other contract (i) involving payments by Orion or its Subsidiaries greater than $10,000, (ii) involving indemnification by Orion or its Subsidiaries and/or (iii) that is not terminable for convenience without penalty;

             (x)  commence, threaten, litigate and/or settle a lawsuit, claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, other than (A) for routine collection of bills, (B) in such cases as Orion in good faith determines that failure to commence such lawsuit would result in the material impairment of a valuable aspect of Orion's and/or any Subsidiary of Orion's business or (C) for a breach of this Agreement;

            (xi)  fail to make any material payment with respect to any of Orion's accounts payable or Indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices;

           (xii)  the sale or license of the Orion Legacy Assets, to the extent that such sale or license results in any ongoing obligations of Orion, the Surviving Corporation or its or their Subsidiaries;

         (xiii)  enter into an agreement with any current or former director, officer or employee (or their affiliated funds) providing indemnification arising out of or relating to any person's employment or service relationship with Orion or its Subsidiaries; or

          (xiv)  agree to take, take or permit any Subsidiary of Orion to take or agree to take, any of the actions specified in clauses (i) through (xiii) of this Section 4.4(a).

          (b)   Except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 4.4(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Orion (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any Subsidiary of the Company to, do any of the following:

              (i)  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Company Common Stock from terminated employees of the Company at actual cost);

             (ii)  amend the Company Charter, Company Bylaws or other charter or organizational documents of the Company, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

           (iii)  except for contractual commitments in place at the time of this Agreement and disclosed as a Company Material Contract or, provided such option issued or to be issued do not exceed the amount of shares of Company Capital Stock currently subject to the Company Stock Option Plan, options issued or to be issued to employees, directors, officers or service providers of the Company or its Subsidiaries , sell, issue or grant, authorize the issuance, sale, or grant, amend or modify or agree to amend or modify the terms of (including by changing any option expiration date, exercise schedule or vesting schedule) or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions: (i) any capital stock or other security (except for shares of outstanding Company Capital Stock issued upon the valid exercise of Company Options, Company Warrants, the Company Put/Call Agreement and shares of Company Capital Stock issued in connection with the Company Pre-Closing Financing); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security other than Company Capital Stock issued in connection with the Company Pre-Closing Financing;

            (iv)  form any Subsidiary or acquire any equity interest or other interest in any other Person;

             (v)  other than in the Ordinary Course of Business, lend money to any Person; incur or guarantee any Indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $50,000;

            (vi)  other than in the Ordinary Course of Business, and in observance of common practice for a similarly-situated company: (i) adopt, establish or enter into any Company Employee Program; (ii) cause or permit any Company Employee Program to be amended other than as required by Law; or (iii) pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

           (vii)  acquire any material asset nor sell, lease or otherwise irrevocably dispose of any of its assets or properties, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

          (viii)  make, change or revoke any material Tax election (including any election pursuant to Section 965(h) of the Code); file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any material annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, the primary purpose of which does not relate to Tax; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

            (ix)  other than in connection with the Company Pre-Closing Financing, enter into, amend or terminate any Company Material Contract other than in the Ordinary Course of Business;

             (x)  fail to make any material payment with respect to any of the Company's accounts payable or Indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices; or

            (xi)  agree to take, take or permit any Subsidiary of the Company to take or agree to take, any of the actions specified in clauses (i) through (x) of this Section 4.4(b).

          4.5    Mutual Non-Solicitation.

          (a)   No Solicitation by the Company.

              (i)  Except as permitted by this Section 4.5(a), without the prior written consent of Orion, none of the Company, any of its Subsidiaries or any Representative of any of the Company or its Subsidiaries shall directly or indirectly (A) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Company Acquisition Proposal (as defined below), (B) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Company Acquisition Proposal, or (C) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Company Acquisition Proposal, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that prior to the adoption and approval of this Agreement by the Company Stockholders pursuant to the Company Stockholder Written Consent, the Company may take the following actions in response to an unsolicited bona fide written Company Acquisition Proposal received after the date of this Agreement that the Board of Directors of the Company has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, a Company Superior Offer: (1) furnish nonpublic information regarding the Company to the third party making the Company Acquisition Proposal (a "Company Qualified Bidder") and (2) engage in discussions or negotiations with the Company Qualified Bidder and its representatives with respect to such Company Acquisition Proposal; provided that (w) the Company receives from the Company Qualified Bidder an executed confidentiality agreement the terms of which are not less restrictive to such Person than those contained in the Confidentiality Agreement, and containing additional provisions that expressly permit the Company to comply with the terms of this Section 4.5 (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Orion for informational purposes only), (x) the Company contemporaneously supplies to

    Orion any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Orion, (y) neither the Company nor any Subsidiary or Representative of the Company or its Subsidiaries has breached this Section 4.5, and (z) the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisors, that taking such actions would be required to comply with the fiduciary duties of the Board of Directors of the Company under applicable Laws. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to constitute a breach of this Section 4.5(a)(i) by the Company.

             (ii)  For purposes of this Agreement,

              (A)  "Company Acquisition Proposal" means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving the Company or its Subsidiaries, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of twenty percent (20%) or more of the assets of the Company and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty percent (20%) or more of the voting power of the Company (including securities of the Company currently beneficially owned by such Person); provided, however, that the term "Company Acquisition Proposal" shall not include (i) the Merger or the other transactions contemplated by this Agreement or (ii) the Company Pre-Closing Financing; and

              (B)  "Company Superior Offer" shall mean an unsolicited bona fide Company Acquisition Proposal (with all references to "twenty percent (20%)" in the definition of Company Acquisition Proposal being treated as references to "seventy-five percent (75%)" for these purposes) made by a third party that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Company Acquisition Proposal (including the financing terms and the ability of such third party to finance such Company Acquisition Proposal), (1) is more favorable from a financial point of view to the Company Stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by Orion in response to such Company Superior Offer), (2) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (3) is reasonably capable of being completed on the terms proposed without unreasonable delay and (4) includes termination rights exercisable by the Company on terms no less favorable to the Company than the terms set forth in this Agreement, all from a third party capable of performing such terms.

           (iii)  Except as otherwise provided in Section 4.5(a)(iv), neither the Board of Directors of Company nor any committee of the Board of Directors of Company shall fail to make, withhold, withdraw, amend, change or publicly propose to withhold, withdraw, amend or change in a manner adverse to Orion, the Company Board Recommendation, knowingly make any public statement inconsistent with such recommendation, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, propose publicly to approve, adopt or recommend any Company Acquisition Proposal, or make any public statement inconsistent with its recommendation or fail to reaffirm the Company Board Recommendation or fail to state publicly that the Merger and this Agreement are in the best interests of the Company Stockholders, within five (5) Business Days after Orion requests in writing that such action be taken (any action described in this sentence being referred to as a "Company Change of Recommendation").

            (iv)  Notwithstanding the foregoing, if at any time prior to the receipt of the Company Stockholder Approval, (i) the Company receives a Company Acquisition Proposal (not obtained or made as a direct or indirect result of a breach of this Agreement) that the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Company Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Company Acquisition Proposal or the consequences thereof or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement that was neither known to the Company or the Company's Board of Directors nor reasonably foreseeable as of the date of this Agreement (a "Company Intervening Event") and the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that such Company Change of Recommendation would be required to comply with the fiduciary duties of the Board of Directors of the Company under applicable Laws, the Board of Directors of the Company may (i) effect a Company Change of Recommendation, and (ii) solely in the case of a Company Change of Recommendation due to a Company Superior Offer, terminate this Agreement in accordance with Section 9.1(l) in order to enter into a definitive agreement for a Company Superior Proposal; provided, however, that in the case of a Company Change of Recommendation due to a Company Superior Proposal, such actions may only be taken at a time that is after (A) the fifth (5th) Business Day following Orion's receipt of written notice from the Company that the Board of Directors of the Company and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable Company Superior Offer), (B) at the end of such period, the Board of Directors of the Company and/or a committee thereof determines in good faith, after taking into account all amendments or revisions to this Agreement irrevocably committed to by Orion and after consultation with the Company's outside legal counsel and financial advisors, that such Company Superior Offer remains a Company Superior Offer and (C) if requested by Orion during such five (5) Business Day period, the Company engages in good faith negotiations with Orion to amend this Agreement in such a manner that the offer that was determined to constitute a Company Superior Offer no longer constitutes a Company Superior Offer. During any such five (5) Business Day period, Orion shall be entitled to deliver to the Company one or more counterproposals to amend this Agreement so as to cause such Company Superior Offer to no longer be a Company Superior Offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and any such counterproposal shall trigger a new notice and negotiation period as provided above, except that the five (5) Business Day notice period shall instead be equal to two (2) Business Days. For the avoidance of doubt, the Company's decision to pursue an initial public offering or to consummate a merger transaction with another public company shall not constitute a Company Intervening Event for purposes of this Agreement.

             (v)  Nothing in this Section 4.5 shall prohibit the Board of Directors of the Company from making any disclosure to the Company Stockholders (not constituting a Company Change in Recommendation), if, in the good faith judgment of the Board of Directors of Company, after consultation with its outside legal counsel, the taking such action or making such disclosure would be required to comply with its fiduciary duties under applicable Laws.

          (b)   No Solicitation by Orion.

              (i)  Except as permitted by this Section 4.5(b), without the prior written consent of Company, none of Orion, its Subsidiaries or any Representative of Orion or any of its Subsidiaries shall directly or indirectly (A) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, an Orion Acquisition Proposal (as defined below), (B) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Orion Acquisition Proposal, or (C) enter into any letter of intent, agreement in principle or other similar type of agreement relating to an Orion Acquisition Proposal, or enter into any agreement or agreement in principle requiring Orion to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that prior to the approval of the Orion Stockholder Proposals at the Orion Stockholder Meeting, Orion may take the following actions in response to an unsolicited bona fide written Orion Acquisition Proposal received after the date of this Agreement that the Board of Directors of Orion has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, an Orion Superior Offer: (1) furnish nonpublic information regarding Orion to the third party making the Orion Acquisition Proposal (an "Orion Qualified Bidder"); and (2) engage in discussions or negotiations with the Orion Qualified Bidder and its representatives with respect to such Orion Acquisition Proposal; provided that (w) Orion receives from the Orion Qualified Bidder an executed confidentiality agreement the terms of which are not less restrictive to such Person than those contained in the Confidentiality Agreement, and containing additional provisions that expressly permit Orion to comply with the terms of this Section 4.5 (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Company for informational purposes only), (x) Orion contemporaneously supplies to Company any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Company, (y) neither Orion nor any Subsidiary or Representative of Orion or any Subsidiary has breached this Section 4.5, and (z) the Board of Directors of Orion determines in good faith, after consultation with its outside legal counsel, that taking such actions would be required to comply with the fiduciary duties of the Board of Directors of Orion under applicable Laws. Without limiting the generality of the foregoing, Orion acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of the Orion or any of its Subsidiaries, whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to constitute a breach of this Section 4.5(b)(i) by Orion.

             (ii)  For purposes of this Agreement,

              (A)  "Orion Acquisition Proposal" means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving Orion or its Subsidiaries, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of twenty percent (20%) or more of the assets of Orion and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty percent (20%) or more of the voting power of Orion (including securities of Orion currently beneficially owned by such Person); provided, however, that the term "Orion Acquisition Proposal" shall not include the Merger or the other transactions contemplated by this Agreement or the transactions set forth on Schedule 4.5(b)(ii) solely to the extent that such transactions concern or relate to the Legacy Orion Assets. For the avoidance of doubt, no transaction structured as a merger or tender offer relating to Orion or any proposal, indication of interest or offer concerning or relating to, in addition to the Legacy Orion Assets, any additional securities, assets and/or other property shall constitute an Orion Acquisition Proposal for all purposes hereunder; and

              (B)  "Orion Superior Offer" shall mean an unsolicited bona fide Orion Acquisition Proposal (with all references to "twenty percent (20%)" in the definition of Orion Acquisition Proposal being treated as references to "one hundred (100%)" for these purposes) made by a third party that the Board of Directors of Orion determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Orion Acquisition Proposal (including the financing terms and the ability of such third party to finance such Orion Acquisition Proposal), (1) is more favorable from a financial point of view to the Orion Stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by Company in response to such Orion Superior Offer pursuant to and in accordance with Section 4.5(b)(iv) or otherwise), (2) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (3) is reasonably capable of being completed on the terms proposed without unreasonable delay and (4) includes termination rights exercisable by Orion on terms no less favorable to Orion than the terms set forth in this Agreement, all from a third party capable of performing such terms. Any Orion Acquisition Proposal from a Person that has previously negotiated with Orion, its Subsidiaries and/or the Representatives of it or its Subsidiaries for the purchase of the Legacy Orion Assets shall not constitute an Orion Superior Offer for purposes of this Agreement.

            (iii)  Except as otherwise provided in Section 4.5(b)(iv), neither the Board of Directors of Orion nor any committee of the Board of Directors of Orion shall fail to make, withhold, withdraw, amend, change or publicly propose to withhold, withdraw, amend or change in a manner adverse to Company, the Orion Recommendation, knowingly make any public statement inconsistent with such recommendation, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, propose publicly to approve, adopt or recommend any Orion Acquisition Proposal, or make any public statement inconsistent with its recommendation or fail to reaffirm the Orion Recommendation or fail to state publicly that the Merger and this Agreement are in the best interests of the Orion Stockholders, within five (5) Business Days after the Company requests in writing that such action be taken (any action described in this sentence being referred to as a "Orion Change of Recommendation").

            (iv)  Notwithstanding the foregoing, if at any time prior to the approval of the Orion Stockholder Proposals at the Orion Stockholder Meeting, (i) Orion receives an Orion Acquisition Proposal (not obtained or made as a direct or indirect result of a breach of this Agreement) that the Board of Directors of Orion concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes an Orion Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Orion Acquisition Proposal or the consequences thereof or (B) the fact, in and of itself, that Orion meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Orion that occurs or arises after the date of this Agreement that was neither known to Orion or Orion's Board of Directors nor reasonably foreseeable as of the date of this Agreement (an "Orion Intervening Event"), and the Board of Directors of Orion determines in good faith (after consultation with outside legal counsel) that such Orion Change of Recommendation would be required to comply with the fiduciary duties of the Board of Directors of Orion under applicable Laws, the Board of Directors of Orion may (i) effect an Orion Change of Recommendation, and (ii) solely in the case of an Orion Change of Recommendation due to an Orion Superior Offer, terminate this Agreement in accordance with Section 9.1(k) in order to enter into a definitive agreement for an Orion Superior Offer; provided, however, in the case of an Orion Change of Recommendation due to an Orion Superior Proposal that such actions may only be taken at a time that is after (A) the fifth (5th) Business Day following Company's receipt of written notice from Orion that the Board of Directors of Orion and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable Orion Superior Offer), and (B) at the end of such period, the Board of Directors of Orion and/or a committee thereof determines in good faith, after taking into account all amendments or revisions to this Agreement irrevocably committed to by Company and after consultation with Orion's outside legal counsel and financial advisors, that such Orion Superior Offer remains an Orion Superior Offer and (C) if requested by the Company during such five (5) Business Day period, Orion engages in good faith negotiations with the Company to amend this Agreement in such a manner that the offer that was determined to constitute an Orion Superior Offer no longer constitutes an Orion Superior Offer. During any such five (5) Business Day period, Company shall be entitled to deliver to Orion one or more counterproposals to amend this Agreement so as to cause such Orion Superior Offer to no longer be an Orion Superior Offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and any such counterproposal shall trigger a new notice and negotiation period as provided above, except that the five (5) Business Day notice period shall instead be equal to two (2) Business Days.

             (v)  Nothing contained in this Agreement shall prohibit Orion or the Orion Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Orion or the Orion Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Orion is unable to take a position with respect to the bidder's tender offer unless the Orion Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law; provided further, that any such disclosures (other than a "stop, look and listen" communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Orion Change of Recommendation unless the Orion Board of Directors expressly publicly reaffirms the Orion Recommendation (i) in such communication or (ii) within five (5) Business Days after being requested in writing to do so by the Company.

          (c)   Both the Company and Orion shall notify the other no later than twenty-four (24) hours after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a Company Acquisition Proposal or Orion Acquisition Proposal, respectively, and any such notice shall be made orally and in writing and shall indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror. Both the Company and Orion shall keep the other informed, on a current basis, of the status and material developments (including any changes to the terms) of such Company Acquisition Proposal, Company Intervening Event, Orion Intervening Event or Orion Acquisition Proposal, respectively.

          (d)   The Company and Orion shall, and shall cause each of their respective Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to, or that may reasonably be expected to lead to, a Company Acquisition Proposal or Orion Acquisition Proposal.

          (e)   Each Party agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any "standstill" or similar agreement, including any "standstill" provision contained in any confidentiality agreement, to which such Party or any of its Subsidiaries is a party, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of the other Party; provided, however, each Party may grant such waiver or release under any confidentiality, standstill or similar agreement to a third party if the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Board of Directors of such Party under applicable Laws.

        Section 5.    ADDITIONAL AGREEMENTS OF THE PARTIES

          5.1    Disclosure Documents.

          (a)   As promptly as practicable after the date of this Agreement, (i) Orion shall prepare and file with the SEC a proxy statement relating to the Orion Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the "Proxy Statement") and (ii) Orion, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the "Form S-4"), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the "Registration Statement"), in connection with the registration under the Securities Act of the shares of Orion Common Stock to be issued by virtue of the Merger which Registration Statement may or may not include, as determined by Orion and the Company, each acting in good faith, the shares of Orion Common Stock to be issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing. Each of Orion and the Company shall use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Orion Common Stock pursuant to the Merger. Each of Orion, Merger Sub and the Company shall furnish all information concerning itself and their Subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. Orion covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by the Company or its Subsidiaries to Orion for inclusion in the Registration Statement (including the Company Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Orion makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein. Orion shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC. If Orion, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Orion Stockholders.

          (b)   Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Orion shall provide the Company a reasonable opportunity to review and comment on such document or response and shall discuss with the Company and include in such document or response, comments reasonably and promptly proposed by the Company. Orion will advise the Company, promptly after Orion receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Orion Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

          (c)   The Company shall reasonably cooperate with Orion and provide Orion, and use its reasonable best efforts to cause its Representatives to provide, Orion and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding the Company that is required by Legal Requirement to be included in the Form S-4 or reasonably requested from the Company to be included in the Form S-4. Prior to filing of the Form S-4, Orion (and Merger Sub) and the Company shall use their respective reasonable best efforts to execute and deliver to Cooley and to Mintz the applicable "Tax Representation Letters" referenced in Section 5.10(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, Orion and the Company shall use their respective reasonable best efforts to cause Cooley to deliver the Company, and to cause Mintz to deliver to Orion, a Tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(c) and Section 5.10(c).

          5.2    Stockholder Approval.

          (a)   Stockholders' Consent.

              (i)  Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall obtain the Company Stockholder Written Consent executed by the Company Minimum Holders and sufficient for the Company Stockholder Approval in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting this Agreement and approving the Merger and all other transactions contemplated hereby, including the conversion of the Company Preferred Stock into Company Common Stock as of immediately prior to the Effective Time, (ii) acknowledging that such adoption and approval of the Merger and the conversion of the Company Preferred Stock into Company Common Stock given thereby as of immediately prior to the Effective Time is irrevocable and that such stockholder is aware it may have the right to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal or dissenters' rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve the Merger or the conversion of the Company Preferred Stock into Company Common Stock or this Agreement.

             (ii)  Except in the case of a Company Change in Recommendation made in compliance with Section 4.5(a)(iv), the Company agrees that (i) the Company Board of Directors shall recommend that the Company's stockholders vote (or take action by written consent) to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company's Board of Directors that the Company's stockholders approve the Merger being referred to as the "Company Board Recommendation"); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company's Board of Directors shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Orion, and no resolution by the Company's Board of Directors or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Orion or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Company Acquisition Proposal shall be adopted or proposed.

           (iii)  Unless the Company Board of Directors has effected a Company Change of Recommendation made in compliance with Section 4.5 and terminated this Agreement to enter into a definitive agreement with respect to a Company Superior Offer pursuant to Section 9.1(l), the Company's obligation to solicit the consent of its stockholders to sign the Company Stockholders Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Company Acquisition Proposal or by any Company Change in Recommendation.

            (iv)  In connection with the solicitation of the Company Stockholder Written Consent from its stockholders to adopt this Agreement and approve the Merger, the Company shall furnish to Orion, as promptly as possible, and in any event within five (5) Business Days after receiving notice from Orion that the Registration Statement shall have been declared effective under the Securities Act, a copy of such executed Company Stockholder Written Consent.

             (v)  Reasonably promptly following receipt of the Company Stockholder Written Consent, the Company shall prepare and mail a notice (the "Stockholder Notice") to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Board of Directors of the Company determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Company Charter and Company Bylaws and (iii) include a description of the appraisal rights of the Company's stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a)(v) shall be subject to Orion's advance review and reasonable approval.

          (b)   Orion Stockholder Meeting.

              (i)  Orion shall take all action necessary in accordance with applicable Laws and the Orion Charter and Orion Bylaws to promptly call, give notice of, convene and hold a meeting of the Orion Stockholders (the "Orion Stockholder Meeting") to consider and vote on proposals to adopt this Agreement and the Merger and to approve the issuance of the shares of Orion Common Stock by virtue of the Merger and an amendment to the Orion Charter to effect the Reverse Stock Split (collectively, the "Orion Stockholder Proposals"). In addition, in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Orion shall seek advisory approval of a proposal to the Orion Stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Orion's named executive officers in connection with the completion of the Merger, if applicable. Further, if requested by the Company, the Parties agree to use commercially reasonable efforts to include in the Proxy Statement an amendment to the Orion 2012 Stock Incentive Plan, as amended, increasing the amount of shares of Orion Common Stock issuable thereunder with share amounts recommended by the Company's Board of Directors or a committee thereof. The Orion Stockholder Meeting shall be held as promptly as practicable after the effective date of the Registration Statement (on a date selected by Orion in consultation with the Company) but in no event later than forty-five (45) days after the effective date of the Registration Statement. If sufficient votes to obtain the Orion Stockholder Approvals have not been obtained as of the close of business on the business day prior to the scheduled date of the Orion Stockholder meeting, Orion shall have the right to adjourn or postpone the Orion Stockholder Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days in the aggregate from the original date that the Orion Stockholder Meeting was scheduled.

             (ii)  Unless the Orion Board of Directors has effected an Orion Change of Recommendation in accordance with Section 4.5 and terminated this Agreement to enter into a definitive agreement with respect to an Orion Superior Offer pursuant to Section 9.1(k), Orion's obligation to call, give notice of and hold the Orion Stockholder Meeting in accordance with Section 5.2(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Orion Acquisition Proposal, or by any Orion Change of Recommendation.

           (iii)  Except in the case of an Orion Change of Recommendation made in compliance with Section 4.5(b)(iv), Orion agrees that (i) the Board of Directors of Orion shall recommend that the Orion Stockholders approve the Orion Stockholder Proposals (the "Orion Recommendation") and Orion shall include such Orion Recommendation in the Proxy Statement and (ii) the Orion Recommendation shall not be withdrawn or modified (and the Orion Board of Directors shall not publicly propose to withdraw or modify the Orion Recommendation) in a manner adverse to the Company, and no resolution by Orion's Board of Directors or any committee thereof to withdraw or modify the Orion Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Orion Acquisition Proposal shall be adopted or proposed.

          (c)   Except in the case of an Orion Change of Recommendation made in compliance with Section 4.5(b)(iv), Orion shall use its commercially reasonable efforts to solicit from the Orion Stockholders proxies in favor of the Orion Stockholder Proposals and shall take all other action necessary or advisable to secure the Orion Stockholder Approvals. Orion shall ensure that all proxies solicited in connection with the Orion Stockholder Meetings are solicited in material compliance with all applicable Laws. Orion, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger.

          5.3    Regulatory Approvals.     Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters. The Company and Orion shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.

          5.4    Company Stock Options and Company Warrants.

          (a)   At the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase Orion Common Stock, and Orion shall assume the Company Stock Option Plan and each such Company Stock Option in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to Company Common Stock under Company Stock Options assumed by Orion shall thereupon be converted into rights with respect to Orion Common Stock. Accordingly, from and after the Effective Time: (i) each Company Stock Option assumed by Orion may be exercised solely for shares of Orion Common Stock; (ii) the number of shares of Orion Common Stock subject to each Company Stock Option assumed by Orion shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Stock Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Orion Common Stock; (iii) the per share exercise price for the Orion Common Stock issuable upon exercise of each Company Stock Option assumed by Orion shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Stock Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Stock Option assumed by Orion shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Stock Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Stock Option, such Company Stock Option assumed by Orion in accordance with this Section 5.4(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Orion Common Stock subsequent to the Effective Time; and (B) Orion's Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company's Board of Directors or any committee thereof with respect to each Company Stock Option assumed by Orion. Notwithstanding anything to the contrary in this Section 5.4(a), the conversion of each Company Stock Option (regardless of whether such option qualifies as an "incentive stock option" within the meaning of Section 422 of the Code) into an option to purchase shares of Orion Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Stock Option shall not constitute a "modification" of such Company Stock Option for purposes of Section 409A or Section 424 of the Code.

          (b)   At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become a warrant to purchase Orion Common Stock, and Orion shall assume each such Company Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to Company Common Stock under Company Warrants assumed by Orion shall thereupon be converted into rights with respect to Orion Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Orion may be exercised solely for shares of

  Orion Common Stock; (ii) the number of shares of Orion Common Stock subject to each Company Warrant assumed by Orion shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Orion Common Stock; (iii) the per share exercise price for the Orion Common Stock issuable upon exercise of each Company Warrant assumed by Orion shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Orion shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Orion in accordance with this Section 5.4(b) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Orion Common Stock subsequent to the Effective Time.

          (c)   Orion shall file with the SEC, promptly following the Effective Time, a registration statement on Form S-8, if available, for use by Orion, relating to the shares of Orion Common Stock issuable with respect to Company Stock Options assumed by Orion in accordance with Section 5.4(a).

          (d)   Prior to the Effective Time, the Company shall take all actions that may be reasonably necessary (under the Company Stock Option Plan, the Company Warrants and otherwise) to effectuate the provisions of this Section 5.4.

          5.5    Orion Options.     Prior to the Closing, the Orion Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Orion Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time. At the Effective Time, each Orion Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the Closing and remain outstanding in accordance with its terms.

          5.6    Indemnification of Officers and Directors.

          (a)   Subject to applicable law, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Orion and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Orion or the Company, respectively (the "D&O Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Orion or of the Company (each, a "Proceeding"), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations, provided that the D&O Indemnified Party acted in good faith and in a manner such party reasonably believed to be in or not opposed to the best interests of Orion and the Surviving Corporation, as applicable, and, with respect to any criminal proceeding, the D&O Indemnified Party had no reasonable cause to believe such conduct was unlawful; provided, further, that, if applicable law so provides, no indemnification against such Costs shall be made in respect of any claim, issue or matter in such Proceeding as to which the director or officer shall have been adjudged to be liable to Orion or the Surviving Corporation unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made. Subject to applicable law, each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Orion and the Surviving Corporation, jointly and severally, upon receipt by Orion or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Orion or the Surviving Corporation, as applicable, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Such statement or statements shall reasonably evidence the expenses incurred by the D&O Indemnified Party.

          (b)   The provisions of the Orion Charter and Orion Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Orion that are presently set forth in the Orion Charter and Orion Bylaws shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Orion, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Orion shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Orion Charter and Orion Bylaws.

          (c)   From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company Charter or Company Bylaws and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Orion shall fulfill and honor in all respects the obligations of Orion to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Orion Charter or Orion Bylaws and pursuant to any indemnification agreements between Orion and such D&O Indemnified Parties that were in effect prior to the date of this Agreement, with respect to claims arising out of matters occurring at or prior to the Effective Time.

          (d)   From and after the Effective Time, Orion shall maintain directors' and officers' liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Orion. In addition, Orion shall purchase, prior to the Effective Time, a six-year prepaid "D&O tail policy" for the non-cancellable extension of the directors' and officers' liability coverage of Orion's existing directors' and officers' insurance policies and Orion's existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time.

          (e)   From and after the Effective Time, Orion shall pay all expenses, including reasonable attorneys' fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.

          (f)    The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Orion and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

          (g)   In the event Orion or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Orion or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Orion shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6.

          5.7    Additional Agreements.

          (a)   Subject to Section 5.7(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.7(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

          (b)   Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any Order relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or Order might not be advisable.

          5.8    Disclosure.    Without limiting any Party's obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Laws and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Orion may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Orion in compliance with this Section 5.8.

          5.9    Listing.    At or prior to the Effective Time, Orion shall use its commercially reasonable efforts to cause the shares of Orion Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq market at or prior to the Effective Time. The

  Company will cooperate with Orion as reasonably requested by Orion with respect to the listing application for the Orion Common Stock and promptly furnish to Orion all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

          5.10    Tax Matters.

          (a)   Orion, Merger Sub and the Company shall use their respective reasonable best efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken that would reasonably be expected to prevent the Merger from qualifying, as a "reorganization" under Section 368(a) of the Code.

          (b)   This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a "plan of reorganization" within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Orion, Merger Sub and the Company shall treat, and shall not take any tax reporting position inconsistent with the treatment of, the Merger as a "reorganization" within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code.

          (c)   The Company shall use its reasonable best efforts to deliver to Cooley and Mintz a "Tax Representation Letter," dated as of the date of the Tax opinions referenced in Section 5.1(c) and signed by an officer of the Company, containing representations of the Company, and Orion (and Merger Sub) shall use their reasonable best efforts to deliver to Cooley and Mintz a "Tax Representation Letter," dated as of the date of the Tax opinions referenced in Section 5.1(c) and signed by an officer of Orion (and Merger Sub), containing representations of Orion (and Merger Sub), in each case as shall be reasonably necessary or appropriate to enable Cooley and Mintz to render the applicable tax opinions described in Section 5.1(c) of this Agreement.

          (d)   All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, "Transfer Taxes") shall be paid by the Company when due, and the Company will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Orion will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Company shall use commercially reasonable efforts to provide Orion with evidence available to the Company reasonably satisfactory to Orion that such Transfer Taxes have been paid by the stockholders of the Company.

          5.11    Cooperation.    Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement, to cause the Closing to occur as promptly as reasonably possible and to enable the combined entity to continue to meet its obligations following the Closing. Specifically, in the event that the Parties elect not to have the Registration Statement include the shares of Orion Common Stock issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing, the Parties shall reasonably cooperate in obtaining and executing any amendments reasonably required to such Registration Statement, this Agreement and any other agreements contemplated herein to so reflect such election by the Parties.

          5.12    Directors.    Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Schedule 5.12 are elected or appointed, as applicable, to the positions of officers and directors of Orion and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Schedule 5.12 is unable or unwilling to serve as officer or director of Orion or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Schedule 5.12) shall designate a successor.

          5.13    Section 16 Matters.     Prior to the Effective Time, Orion shall take all such steps as may be required to cause any acquisitions of Orion Common Stock and any options to purchase Orion Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Orion, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

          5.14    Allocation Certificate.     The Company will prepare and deliver to Orion at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer or Chief Administrative Officer of the Company in a form reasonably acceptable to Orion setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Options, (b) such holder's name and address of record; (c) the number and type of Company Capital Stock held and/or underlying the Company Options as of the Closing Date for each such holder; and (d) the number of shares of Orion Common Stock to be issued to such holder, or to underlie any Orion Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the "Allocation Certificate").

          5.15    Reverse Split.     Orion shall submit to the Orion Stockholders at the Orion Stockholder Meeting a proposal to approve and adopt an amendment to the Orion Charter to authorize the Board of Directors of Orion to effect a reverse stock split of all outstanding shares of Orion Common Stock at a reverse stock split ratio in the range mutually agreed to by the Company and Orion (the "Reverse Stock Split"), and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Stock Split.

          5.16    Preferred Stock.     The Company shall take all action required to effect the conversion of the Company Preferred Stock into Company Common Stock pursuant to the Company Stockholder Written Consent prior to the Closing Date.

          5.17    Stockholder Litigation.     Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Orion shall (a) promptly advise the Company in writing of any stockholder litigation or investigation against it or its directors relating to this Agreement, the Merger, or the Contemplated Transactions and shall keep the Company fully informed regarding such stockholder litigation and (b) give the Company the opportunity to participate in the defense or settlement of any stockholder litigation or investigation relating to this Agreement or any of the Contemplated Transactions, and shall not settle any such litigation or investigation without the Company's written consent, which will not be unreasonably withheld, conditioned or delayed.

          5.18    Termination of Contracts.     Orion shall use commercially reasonable efforts to (i) reasonably promptly terminate, assign or fully perform all Contracts to which Orion or its Subsidiaries are party (other than those Contracts listed on Schedule 5.18 or any other Contract that Orion and the Company agree shall not be subject to this Schedule 5.18) and (ii) fully satisfy, waive or otherwise discharge all obligations of Orion under such Contracts (other than those Contracts listed on Schedule 5.18 or any other Contract that Orion and the Company agree shall not be subject to this Schedule 5.18), in each case prior to Closing.

          5.19    Net Cash.     Within five (5) business days of the end of each calendar month, Orion shall provide the Company in writing a detailed calculation and accounting of Net Cash, calculated in accordance with Section 1.7, which shall be in a form identical to the sample calculation set forth on Exhibit G.

          5.20    Termination of Certain Agreements and Rights.     Except as set forth on Schedule 5.20, the Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the "Investor Agreements"), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Orion or the Surviving Corporation.

          5.21    Dissolution of Subsidiaries.     Orion shall use commercially reasonable efforts to wind-down the operations of and dissolve its Subsidiaries (other than those Subsidiaries listed on Schedule 5.21 or any other Subsidiary that Orion and the Company agree shall not be subject to this Section 5.21).

          5.22    Employee Health Coverage.

          (a)   Effective as of the Closing, Orion will offer coverage under its group health plans (the "Company Group Health Plans") to Orion employees and their eligible dependents, and to any M&A Qualified Beneficiaries (as that term is defined in Treas. Reg. Section 54.4980B-9, Q&A-4) with respect to the Contemplated Transactions (such employees, eligible dependents, and M&A Qualified Beneficiaries, the "Covered Individuals") who are, in each case, eligible for such coverage. Effective as of the Closing, Orion will use commercially reasonable efforts to (a) provide benefits under the Company Group Health Plans which are at least comparable in the aggregate to the benefits Covered Individuals were receiving under the group health plans sponsored or maintained by Orion (the "Orion Plans") immediately prior to the Closing, (b) waive or cause to be waived any pre-existing limitations or conditions under Company Group Health Plans with respect to all Covered Individuals to the extent such limitations or conditions would have been waived, satisfied or not included under the corresponding Orion Plan, and (c) give credit under the Company Group Health Plans to the Covered Individuals for all out of pocket expenses (including deductibles and cost-sharing) paid by the Covered Individuals under the Orion Plans during the plan year in which the Closing occurs and prior to the Closing, provided that such expenses would be recognized under the corresponding Orion Plan and provided further that the Covered Individuals provide Orion with substantiation of such expenses reasonably acceptable to Orion, in each case, to the extent permitted under the applicable Company Group Health Plans.

          (b)   Prior to the Closing, at the reasonable request of the Company, Orion will terminate any and all Orion Employee Programs, including any group health, dental, severance, separation or salary continuation plans, programs or arrangements, effective either immediately prior to the Closing or thereafter as specified by the Company and, at the request of the Company, Orion will provide the Company with evidence that such Orion Employee Programs have been so terminated pursuant to resolutions duly adopted by the Orion Board of Directors or the board of directors of a Subsidiary, as applicable. Orion shall take such other actions in furtherance of terminating such Orion Employee Programs as the Company may reasonably require.

          (c)   This Section 5.22 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.22, express or implied, shall confer upon any other Person, including any Covered Individual, any rights or remedies of any nature whatsoever under or by reason of this Section 5.22. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any Company Group Health Plan, any Company Employee Program or any other plan, program, arrangement, agreement, policy or commitment. The parties hereto acknowledge and agree that the terms set forth in this Section 5.22 shall not create any right in any Covered Individual, Company employee, Orion employee or any other Person to continued employment with the Company, Orion, the Surviving Corporation or any of their respective Subsidiaries or Affiliates.

        Section 6.    CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

        The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

          6.1    No Restraints.     No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and there shall not be any Law which has the effect of making the consummation of the Merger illegal.

          6.2    Stockholder Approval.     This Agreement, the Merger, the conversion of the Company Preferred Stock into Company Common Stock and the other Contemplated Transaction shall have been duly adopted and approved by the Company Stockholder Approval, and the Orion Stockholder Proposals shall have been duly approved by the Orion Stockholder Approval.

          6.3    No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business.     There shall not be any Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Authority in which such Governmental Authority indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Orion, Merger Sub or the Company any damages or other relief that may be material to Orion or the Company; or (c) seeking to prohibit or limit in any material and adverse respect a Party's ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Orion, (d) that would materially and adversely affect the right or ability of Orion or the Company to own the assets or operate the business of Orion or the Company or (e) seeking to compel Orion, the Company or any Subsidiary of the Company to dispose of or hold separate any material assets as result of the Merger.

          6.4    Effective Registration Statement and Proxy Statement.     The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the SEC or any Governmental Authority.

          6.5    Listing.    (a) The existing shares of Orion Common Stock shall have been continually listed on the Nasdaq market as of and from the date of this Agreement through the Closing Date, (b) the approval of the listing of the additional shares of Orion Common Stock on the Nasdaq market shall have been obtained and (c) the shares of Orion Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the Nasdaq market.

        Section 7.    ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF ORION AND MERGER SUB

        The obligations of Orion and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Orion, at or prior to the Closing, of each of the following conditions:

          7.1    Accuracy of Representations.     The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). After giving effect to any update of or modification to the Company Disclosure Schedule made after the date of this Agreement, the Company Capitalization Representation shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representation) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct has not had, and would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties (other than the Company Capitalization Representation), any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

          7.2    Performance of Covenants.     Each of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by the Company in all material respects.

          7.3    Consents.

          (a)   All of the consents set forth on Schedule 7.3(a) shall have been obtained and shall be in full force and effect.

          (b)   Any Permit or other consent required to be obtained by the Company under any applicable antitrust or competition Law or regulation or other Law shall have been obtained and shall remain in full force and effect.

          7.4    Officers' Certificate.     Orion shall have received a certificate executed by the Chief Executive Officer and General Counsel of the Company confirming that (a) the conditions set forth in Sections 7.1, 7.2, 7.3, 7.5 and 7.6 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.14 is true and accurate in all respects as of the Closing Date..

          7.5    No Company Material Adverse Effect.     Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

          7.6    Company Pre-Closing Financing.     The Company Pre-Closing Financing shall have been consummated and the Company shall have received the proceeds of the Company Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement and any other Company Pre-Closing Financing Agreement.

          7.7    FIRPTA Certificate.     Orion shall have received from the Company a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Orion.

          7.8    Other Deliveries.     Orion shall have received: (a) certificates of good standing of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, (b) certified charter documents, and (c) certificates as to the incumbency of officers and the adoption of authorizing resolutions.

          7.9    Company Lock-Up Agreements.     The Company Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

          7.10    Preferred Stock Conversion.     The Company Preferred Stock shall have been converted into Company Common Stock.

          7.11    Termination of Investor Agreements.     The Investor Agreements shall have been terminated.

        Section 8.    ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

        The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

          8.1    Accuracy of Representations.     Each of the Orion Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). After giving effect to any update of or modification to the Orion Disclosure Schedule made after the date of this Agreement, the Orion Capitalization Representation shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Orion and Merger Sub contained in this Agreement (other than the Orion Fundamental Representations and the Orion Capitalization Representation) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct has not had, and would not reasonably be expected to have an Orion Material Adverse Effect (without giving effect to any references therein to any Orion Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties (other than the Orion Capitalization Representation), any update of or modification to the Orion Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

          8.2    Performance of Covenants.     All of the covenants and obligations in this Agreement that Orion or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

          8.3    Consents.

          (a)   All the consents set forth on Schedule 8.3 shall have been obtained and shall be in full force and effect.

          (b)   Any Permit or other consent required to be obtained by Orion under any applicable antitrust or competition Law or regulation or other Law shall have been obtained and shall remain in full force and effect.

          8.4    Documents.    The Company shall have received the following documents, each of which shall be in full force and effect:

            (a)   a certificate executed by the Chief Executive Officer of Orion confirming that the conditions set forth in Sections 8.1, 8.2, 8.3 and 8.5 have been duly satisfied.

            (b)   written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Orion who are not to continue as officers or directors of Orion pursuant to Section 5.12 hereof.

          8.5    No Orion Material Adverse Effect.     Since the date of this Agreement, there shall not have occurred any Orion Material Adverse Effect.

          8.6    Other Deliveries.     The Company shall have received (a) certificates of good standing of Orion in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, (b) certified charter documents, and (c) certificates as to the incumbency of officers and the adoption of authorizing resolutions).

          8.7    Orion Lock-Up Agreements.     The Orion Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

          8.8    Net Cash.     The Net Cash calculation shall be finally determined in accordance with Section 1.7 and such Net Cash calculation shall be at least equal to $35.0 million.

          8.9    Board of Directors.     The Board of Directors of Orion shall be constituted as set forth in Section 5.12 of this Agreement effective as of the Effective Time.

          8.10    Orion Agreements.     The Contracts set forth on Schedule 8.10 shall have been terminated, or, to the extent such Contracts have not been terminated as of the Closing, notice of termination shall have been given and any liabilities associated with such termination shall have been accounted for in the Net Cash calculation.

          8.11    10-Q.     Orion shall have filed with the SEC its Current Report on Form 10-Q for the quarter ended September 30, 2018 in a form that complies in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.

        Section 9.    TERMINATION

          9.1    Termination.    This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company's stockholders and whether before or after approval of the Merger and issuance of Orion Common Stock in the Merger by Orion's stockholders, unless otherwise specified below):

            (a)   by mutual written consent of Orion and the Company duly authorized by the Boards of Directors of Orion and the Company;

            (b)   by either Orion or the Company if the Merger shall not have been consummated by February 8, 2019 (the "Drop Dead Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that, subsequent to the Drop Dead Date, Net Cash is still being determined in accordance with Section 1.7, either Party shall be entitled to extend the date for termination of this Agreement pursuant to Section 9.1(b) until the date that is two

    (2) Business Days from the date that Net Cash is finally determined pursuant to Section 1.7; provided, further, however, that, in the event that the Registration Statement and/or Proxy Statement is still being reviewed or commented on by the SEC, either Party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional sixty (60) days;

            (c)   by either Orion or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

            (d)

                (i)  by Orion if the Company Stockholder Approval shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act;

               (ii)  by the Company if (A) the Board of Directors of the Company has effected a Company Change of Recommendation and (B) the Company Stockholder Approval shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act;

            (e)   by either Orion or the Company if (i) the Orion Stockholders Meeting (including any adjournments and postponements thereof) shall have been held and completed and Orion's stockholders shall have taken a final vote on the Orion Stockholder Proposals and (ii) the Orion Stockholder Proposals shall not have been approved at the Orion Stockholders Meeting (or at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Orion where the failure to obtain the Orion Stockholder Approval shall have been caused by the action or failure to act of Orion and such action or failure to act constitutes a material breach by Orion of this Agreement;

            (f)    by the Company (at any time prior to the approval of the Orion Stockholder Proposals) if an Orion Triggering Event shall have occurred;

            (g)   by Orion (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

            (h)   by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Orion or Merger Sub set forth in this Agreement, or if any representation or warranty of Orion or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Orion's or Merger Sub's representations and warranties or breach by Orion or Merger Sub is curable by Orion or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Company to Orion or Merger Sub of such breach or inaccuracy and (ii) Orion or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Orion or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Orion or Merger Sub is cured prior to such termination becoming effective);

            (i)    by Orion, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that Orion is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Orion to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Orion to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

            (j)    by Orion, at any time, if (i) all conditions in Section 6 and Section 8 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and (ii) Orion irrevocably confirms by written notice to the Company that (A) each of the conditions in Section 7, other than the condition set forth in Section 7.6, has been satisfied or that Orion is willing to waive any such conditions that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 7.6 (i.e., consummation of the Company Pre-Closing Financing); provided, that this Agreement shall not terminate pursuant to this Section 9.1(j) unless the condition set forth in Section 7.6 has not been satisfied within twenty-one calendar days after delivery of the written notice from Orion to the Company pursuant to clause (ii) of this Section 9.1(j);

            (k)   by Orion in connection with Orion entering into a definitive agreement to effect a Orion Superior Offer; or

            (l)    by the Company in connection with the Company entering into a definitive agreement to effect a Company Superior Offer.

          9.2    Effect of Termination.     In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

          9.3    Expenses; Termination Fees.

          (a)   Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Orion and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

          (b)   If (i) (A) this Agreement is terminated by Orion or the Company pursuant to Section 9.1(e), or (B) this Agreement is terminated by the Company pursuant to Section 9.1(h), (ii) at any time after the date of this Agreement and prior to the Orion Stockholders Meeting an Orion Acquisition Proposal shall have been publicly announced, disclosed or otherwise communicated to the Board of Directors of Orion (and shall not have been withdrawn) and (iii) within 12 months after the date of such termination, Orion enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Orion shall pay to the Company, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $3,000,000 (the "Company Termination Fee"), less any amount previously paid to the Company pursuant to Section 9.3(g), plus any amount payable to the Company pursuant to Section 9.3(i).

          (c)   If (i) (A) the Board of Directors of the Company has effected a Company Change of Recommendation and (B) this Agreement is terminated by either Orion pursuant to Section 9.1(d)(i) or the Company pursuant to Section 9.1(d)(ii) or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(l), the Company shall pay to Orion, concurrent with such termination, a nonrefundable fee in the amount equal to $15,000,000, in addition to any amount payable to Orion pursuant to Section 9.3(i).

          (d)   If (i) (A) the Board of Directors of the Company has not effected a Change of Recommendation and this Agreement is terminated by Orion pursuant to Section 9.1(d)(i) or (B) this Agreement is terminated by Orion pursuant to Section 9.1(i), (ii) at any time after the date of this Agreement and before obtaining the Company Stockholder Approval a Company Acquisition Proposal shall have been publicly announced, disclosed or otherwise communicated to the Board of Directors of the Company (and shall not have been withdrawn), and (iii) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Orion, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $3,000,000, less any amount previously paid to Orion pursuant to Section 9.3(h), plus any amount payable to Orion pursuant to Section 9.3(i).

          (e)   If this Agreement is terminated by Orion pursuant to Section 9.1(g), then the Company shall pay to Orion, concurrent with such termination, a nonrefundable fee in an amount equal to $15,000,000, in addition to any amount payable to Orion pursuant to Section 9.3(i).

          (f)    If (i) this Agreement is terminated by Orion pursuant to Section 9.1(k) or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(f), then Orion shall pay to the Company, concurrent with such termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.3(i).

          (g)   (i) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or 9.1(h) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of an Orion Material Adverse Effect as set forth in Section 8.5 (provided, that at such time all of the other conditions precedent to Orion's obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Orion), then Orion shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the "Third Party Expenses"), up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Orion true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the

  Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company's engagement letter or similar arrangement with such financial advisors.

          (h)   (i) If this Agreement is terminated by Orion pursuant to Section 9.1(i) or 9.1(j)or (ii) in the event of the failure of Orion to consummate the transactions to be consummated at the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.5, (provided, that at such time all of the other conditions precedent to the Company's obligation to close set forth in Section 6 and Section 8 have been satisfied by Orion, are capable of being satisfied by Orion or have been waived by the Company), the Company shall reimburse Orion for all Third Party Expenses incurred by Orion up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Orion submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to Orion except for reasonably documented out-of-pocket expenses otherwise reimbursable by Orion to such financial advisors pursuant to the terms of Orion's engagement letter or similar arrangement with such financial advisors.

          (i)    If either Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the "prime rate" (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

          (j)    The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Orion or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

        Section 10.    MISCELLANEOUS PROVISIONS

          10.1    Non-Survival of Representations and Warranties.     The representations and warranties of the Company, Merger Sub and Orion contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

          10.2    Amendment.    This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Orion at any time (whether before or after the adoption and approval of this Agreement by the Company's stockholders or before or after the approval of the Merger or issuance of shares of Orion Common Stock in the Merger); provided, however, that after any such adoption and approval of this Agreement by a Party's stockholders, no amendment shall be made which by Law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Orion.

          10.3    Waiver.

          (a)   No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

          (b)   Any provision hereof may be waived by the waiving Party solely on such Party's own behalf, without the consent of any other Party. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

          10.4    Entire Agreement; Counterparts; Exchanges by Facsimile.     This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission via ".pdf' shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

          10.5    Applicable Law; Jurisdiction.     This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10.5, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement and (vi) irrevocably waives the right to trial by jury.

          10.6    Attorneys' Fees.     In any action at Law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

          10.7    Assignability.    This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party's rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party's prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; and (b) the directors and officers of the Company referred to in Section 5.6(a) to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          10.8    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

        if to Orion or Merger Sub:

    OvaScience, Inc.
    9 Fourth Avenue
    Waltham, Massachusetts 02451
    Telephone: (617) 500-2802
    Email: ckroeger@ovascience.com
    Attention: Christopher Kroeger, M.D., M.B.A.

        with a copy (which shall not constitute notice) to:

    Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
    One Financial Center
    Boston, Massachusetts 02111
    Fax: (617) 542-2241

    Attention: William C. Hicks, Esq.
                        Megan N. Gates, Esq.
                        Daniel A. Bagliebter, Esq.

    Email: WCHicks@mintz.com; MGates@mintz.com; DABagliebter@mintz.com if to the Company:

    Millendo Therapeutics, Inc.
    301 N. Main Street, Suite 100
    Ann Arbor, MI 48104
    Telephone: (734) 845-9100
    Fax:     (734) 332-6198
    Attention: Julie C. Owens Ph.D.
    Email: owens@millendo.com

        with a copy (which shall not constitute notice) to:

    Cooley LLP
    500 Boylston St.
    Boston, Massachusetts 02116
    Telephone: 617-937-2319
    Fax: 617-937-2400
    Attention: Miguel J. Vega, Esq.
    Email: mvega@cooley.com

          10.9    Cooperation.    Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

          10.10    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

          10.11    Other Remedies; Specific Performance.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at Law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

          10.12    Construction.

          (a)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

          (b)   The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

          (c)   As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

          (d)   Except as otherwise indicated, all references in this Agreement to "Sections," "Exhibits" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

          (e)   The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

OVASCIENCE, INC.
By:	/s/ CHRISTOPHER KROEGER
	Name:	Christopher Kroeger
	Title:	President and Chief Executive Officer
ORION MERGER SUB, INC.
By:	/s/ CHRISTOPHER KROEGER
	Name:	Christopher Kroeger
	Title:	President
MILLENDO THERAPEUTICS, INC.
By:	/s/ JULIA OWENS
	Name:	Julia Owens
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A
Definitions

        "Accounting Firm" has the meaning set forth in Section 1.7(e).

        "Affiliate" means with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

        "Allocation Certificate" has the meaning set forth in Section 5.14.

        "Agreement" has the meaning set forth in the Preamble and shall include the Exhibits and Schedules annexed hereto or referred to herein.

        "Anticipated Closing Date" has the meaning set forth in Section 1.7(a).

        "Business Day" means any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by Laws to be closed in the Commonwealth of Massachusetts.

        "Cash Determination Time" has the meaning set forth in Section 1.7(a).

        "Certificate of Merger" has the meaning set forth in Section 1.3

        "Closing" has the meaning set forth in Section 1.3.

        "Closing Date" has the meaning set forth in Section 1.3.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company" has the meaning set forth in the Preamble.

        "Company Acquisition Proposal" has the meaning set forth in Section 4.5(a)(ii)(A).

        "Company Ancillary Lease Documents" means all subleases, overleases and other ancillary agreements or documents materially pertaining to the tenancy at each such parcel of the Company Leased Real Property that materially affect or would reasonably be likely to materially affect the tenancy at any Company Leased Real Property.

        "Company Balance Sheet" has the meaning set forth in Section 2.5(a).

        "Company Board Recommendation" has the meaning set forth in Section 5.2(a)(ii).

        "Company Business" means the business of the Company and any Subsidiary as currently conducted and currently proposed to be conducted.

        "Company Bylaws" has the meaning set forth in Section 2.1(a).

        "Company Capitalization Representation" shall mean the representations and warranties of the Company set forth in Section 2.2.

        "Company Capital Stock" means the Company Common Shares and Company Preferred Stock.

        "Company Charter" has the meaning set forth in Section 2.1(a).

        "Company Class Common-1 Stock" means the class-1 common Stock, $0.001 par value per share, of the Company.

        "Company Common Shares" means collectively the Company Common Stock and the Company Class Common-1 Stock.

        "Company Common Stock" means the common stock, $0.001 par value per share, of the Company. "Company Contingent Workers" has the meaning set forth in Section 2.15(b).

        "Company Contract" means any Contract together with any amendments, waivers or other modifications thereto, to which the Company is a party.

        "Company Copyrights" has the meaning set forth in Section 2.9(a).

        "Company Disclosure Schedule" has the meaning set forth in Section 2.

        "Company Employee Program" has the meaning set forth in Section 2.14(a).

        "Company Financial Statements" has the meaning set forth in Section 2.5(a).

        "Company Fundamental Representations" means the representations and warranties of the Company set forth in Sections 2.1(a), 2.1(b) , 2.3, 2.24 and 2.25.

        "Company Intellectual Property" means all Intellectual Property owned or purportedly owned by or exclusively licensed to the Company or any of its Subsidiaries, used or held for use by the Company or any of its Subsidiaries in the Company Business and all Company Products, or developed for the Company or a Subsidiary by full or part time employees or consultants of the Company or the Subsidiaries. "Company Intellectual Property" includes, without limitation, Company Products, Company Patents, Company Marks, Company Copyrights and Company Trade Secrets.

        "Company Lease" means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of the Company Leased Real Property.

        "Company Leased Real Property" means the real property leased, subleased or licensed by the Company or its Subsidiaries that is related to or used in connection with the Company Business, and the real property leased, subleased or licensed by the Company or its Subsidiaries as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by the Company or its Subsidiaries, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

        "Company Licenses-In" has the meaning set forth in Section 2.9(a).

        "Company Licenses-Out" has the meaning set forth in Section 2.9(a).

        "Company Marks" has the meaning set forth in Section 2.9(a).

        "Company Material Adverse Effect" means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which the Company or its Subsidiaries operate to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the Contemplated Transactions or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of Orion or Merger Sub or expressly required by this Agreement; (v) any change in GAAP, applicable accounting principles or applicable Law or the interpretation thereof; and (vi) the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events; or (b) prevent or materially delay the ability of Company to consummate the Contemplated Transactions.

        "Company Material Contract" has the meaning set forth in Section 2.10.

        "Company Minimum Holders" means the (i) holders of at least a majority of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis and (ii) holders of at least a majority of the outstanding shares of Company Preferred Stock voting together as a single class, on an as-converted basis.

        "Company Owned Real Property" means the real property in which the Company or its Subsidiaries has any fee title (or equivalent).

        "Company Patents" has the meaning set forth in Section 2.9(a).

        "Company Permits" has the meaning set forth in Section 2.12(b).

        "Company Qualified Bidder" has the meaning set forth in Section 4.5(a)(i).

        "Company Pre-Closing Financing" means an acquisition of Company Common Stock to be consummated prior to the Closing with aggregate gross cash proceeds to the Company of at least $25.5 million plus €4 million (inclusive of any proceeds raised pursuant to the sale of convertible promissory notes issued after the date of this Agreement) but not to exceed $95.5 million plus €4 million (inclusive of any proceeds raised pursuant to the sale of convertible promissory notes issued after the date of this Agreement) at a price per share of not less than $1.49776.

        "Company Pre-Closing Financing Agreements" means the Subscription Agreement and any other agreement contemplating the Company Pre-Closing Financing reasonably acceptable to Orion.

        "Company Preferred Stock" means the preferred stock, $0.001 par value per share, of the Company.

        "Company Products" has the meaning set forth in Section 2.12(b).

        "Company Put/Call Agreement" means that certain Shareholders and Option Agreement of Millendo SAS, dated December 19, 2017, as may be amended from time to time.

        "Company Regulatory Agency" has the meaning set forth in Section 2.12(b).

        "Company Stock Certificate" has the meaning set forth in Section 1.6.

        "Company Stock Option" or "Company Stock Options" means options to purchase Company Common Stock issued under any of the Company Stock Option Plans.

        "Company Stock Option Plans" means the Atterocor, Inc. 2012 Stock Plan, as adopted by the Company, and as may be amended from time to time.

        "Company Stockholder Approval" has the meaning set forth in Section 2.24.

        "Company Stockholder Written Consent" means (a) the irrevocable adoption of this Agreement and approval of the Merger and (b) specified undertakings, representations, warranties, releases and waivers, pursuant to a written consent in a form reasonably acceptable to Orion, signed by the Company Minimum Holders, pursuant to and in accordance with the applicable provisions of the DGCL and the Company Charter.

        "Company Stockholders" shall mean the holders of the capital stock of the Company immediately prior to the Effective Time.

        "Company Superior Offer" has the meaning set forth in Section 4.5(a)(ii)(B).

        "Company Trade Secrets" has the meaning set forth in Section 2.9(k).

        "Company Triggering Event" shall be deemed to have occurred if: (a) the Board of Directors of the Company or any committee thereof shall have withheld, amended, withdrawn or modified the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Orion or approved, endorsed or recommended any Company Acquisition Proposal; (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Company Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5(a)); or (c) the Company or any director or officer of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.5(a) or Section 5.2(a) of this Agreement.

        "Company Voting Agreements" has the meaning set forth in the Recitals.

        "Company Warrants" means the warrants listed on Section 2.2(d) of the Company Disclosure Schedule.

        "Confidentiality Agreement" means that certain confidentiality agreement, dated as of May 10, 2018, by and between the Company and Orion.

        "Contemplated Transactions" means the transactions proposed under this Agreement, including the Merger and Reverse Stock Split.

        "Contract" means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, arrangement, understanding, obligation, commitment or instrument that is legally binding, whether written or oral.

        "Cooley" means Cooley LLP.

        "Costs" has the meaning set forth in Section 5.6(a).

        "Delivery Date" has the meaning set forth in Section 1.7(a).

        "DGCL" means the Delaware General Corporation Law.

        "Dispute Notice" has the meaning set forth in Section 1.7(b).

        "Dissenting Shares" has the meaning set forth in Section 1.9(a).

        "D&O Indemnified Parties" has the meaning set forth in Section 5.6(a).

        "Effective Time" has the meaning set forth in Section 1.3.

        "Employee Program" means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other written employee benefit plans, agreements, and arrangements not described in (A) above, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (C) all plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

        "Encumbrance" means any mortgage, deed of trust, pledge, security interest, attachment, hypothecation, lien (statutory or otherwise), violation, charge, lease, license, option, right of first offer, right of first refusal, encumbrance, encroachment, servient easement, right of way, deed restriction, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind or charge of any kind (including, without limitation, any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing, any sale of receivables with recourse against either the Company or the Orion, as the case may be, or any subsidiary, stockholder or Affiliate thereof, and any filing or agreement to file any financing statement as debtor under the Uniform Commercial Code or any similar statute.

        "Environment" means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

        "Environmental Laws" means Laws relating to protection of the Environment or the protection of human health as it relates to the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar foreign, federal, state and local Laws as in effect on the Closing Date.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" has the meaning ascribed thereto in Sections 2.14(h)(ii) and 3.14(h)(ii) hereof, as applicable.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exchange Agent" has the meaning set forth in Section 1.8(a).

        "Exchange Fund" has the meaning set forth in Section 1.8(a).

        "Exchange Ratio" means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

  •
  "Aggregate Valuation" means the sum of (a) the Company Valuation, plus (b) the Orion Valuation.

  •
  "Company Valuation" means the sum of (a) $191,925,006 and (b) the aggregate proceeds received by the Company in the Pre-Closing Financing prior to the Effective Time.

  •
  "Company Allocation Percentage" the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

  •
  "Company Merger Shares" means the product determined by multiplying (i) the Post-Closing Orion Shares by (ii) the Company Allocation Percentage.

  •
  "Company Outstanding Shares" means, subject to Section 1.5(e), the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the consummation of the Company Pre-Closing Financing and the issuance of all Company Capital Stock pursuant to the Company Pre-Closing Financing Agreements, and (iii) the issuance of shares of Company Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time.

  •
  "Orion Allocation Percentage" the quotient (rounded to two decimal places) determined by dividing (i) the Orion Valuation by (ii) the Aggregate Valuation.

  •
  "Orion Outstanding Shares" means, subject to Section 1.5(e), (i) the total number of shares of Orion Common Stock outstanding immediately prior to the Effective Time, plus (ii) the total number of Orion Stock Options to be included in this calculation calculated in accordance with Exhibit H hereto, plus (iii) without duplication of the aforementioned clause (ii) any Orion Stock Options issued after June 27, 2018, plus (iv) other than pursuant to the exercise of Orion Stock Options, the issuance of shares of Company Common Stock in respect of all warrants or rights to receive such shares that will be outstanding immediately after the Effective Time, plus (v) any shares of Orion Common Stock or securities directly or indirectly exercisable or convertible therefor the issuance of which is subject to an outstanding obligation of Orion or any its Subsidiaries.

  •
  "Orion Valuation" means $47,500,000 (as adjusted pursuant to Section 1.7(f)).

  •
  "Post-Closing Orion Shares" mean the quotient determined by dividing (i) the Orion Outstanding Shares by (ii) the Orion Allocation Percentage.

        For the avoidance of doubt and for illustrative purposes only, a sample "Exchange Ratio" calculation is attached hereto as Exhibit J.

        "FDA" has the meaning set forth in Section 2.12(b).

        "FDCA" has the meaning set forth in Section 2.12(b).

        "Form S-4" has the meaning set forth in Section 5.1(a).

        "GAAP" means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

        "Governmental Authority" means any U.S. or foreign, federal, state, or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

        "Hazardous Material" means any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

        "Health Care Law" has the meaning set forth in Section 2.12(c).

        "Indebtedness" means Liabilities (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments, (c) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (d) of others secured by (or which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Encumbrance or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, (e) under leases required to be accounted for as capital leases under GAAP, or (f) guarantees relating to any such Liabilities. Notwithstanding the foregoing, for all purposes hereunder, Indebtedness shall not include any payables among the Company or any of its Subsidiaries, and guarantees, if any, among the Company or any of its Subsidiaries in connection with transfer pricing arrangements.

        "Intellectual Property" means any and all of the following, as they exist throughout the world: (A) patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented) (collectively, "Patents"); (B) rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing (collectively, "Marks"); (C) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, "Copyrights"); (D) rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, "Trade Secrets"); (E) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing; and (F) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.

        "Investor Agreements" has the meaning set forth in Section 5.20.

        "IRS" means the Internal Revenue Service of the United States.

        "Knowledge of Orion" means the actual knowledge of any executive officer of Orion, after due inquiry by each such individual of each such individual's direct reports.

        "Knowledge of the Company" means the actual knowledge of any executive officer of the Company, after due inquiry by each such individual of each such individual's direct reports.

        "Law" or "Laws" means any federal, state, local, municipal, foreign (including foreign political subdivisions) or other law, Order, statute, constitution, principle of common law or equity, resolution, ordinance, code, writ, edict, decree, consent, approval, concession, franchise, permit, rule, regulation, judicial or administrative ruling, franchise, license, judgment, injunction, treaty, convention or other governmental certification, authorization or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or security and put into effect by or under the authority of a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or security.

        "Legacy Orion Assets" means the technology and intellectual property of Orion in existence on the date of this Agreement, excluding, any assets, licenses or software reasonably necessary or desirable for Orion to perform its Tax, accounting, human resource and/or finance functions as well as any ongoing financial reporting and administration. For the avoidance of doubt, the Legacy Orion Assets do not include any shares of capital stock of Orion or any of the items set forth on Schedule A.

        "Legacy Orion Assets Proceeds" means the proceeds received by Orion in connection with the sale, license or other disposition of the Legacy Orion Assets prior to the Closing (net of any amounts that would be required to satisfy any liabilities (including Taxes) or other obligations attributable to the sale, license or other disposition of Legacy Orion Assets).

        "Legal Proceeding" means any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability.

        "Liability" has the meaning set forth in Section 2.11.

        "Manufacturing" includes (i) the qualification of suppliers and raw materials; (ii) the purchasing, testing, qualification, storage, issuance and use of ingredients, raw materials, and components; (iii) the generation of intermediate materials, bulk solutions, assemblies, and finished products; and (iv) the testing, release, and distribution of finished products.

        "Merger" has the meaning set forth in the Recitals.

        "Merger Sub" has the meaning set forth in the Preamble.

        "Mintz" means Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

        "Multiemployer Plan" means an employee pension benefit plan or welfare benefit plan described in Section 4001(a)(3) of ERISA.

        "Net Cash" shall mean the sum of (a) (without duplication) in each case of the Cash Determination Time, (i) Orion's unrestricted cash and cash equivalents, marketable securities, accounts receivable, interest and other receivables, deposits and prepaid expenses, determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Orion's audited financial statements and unaudited interim balance sheet, including the Legacy Orion Assets Proceeds to the extent not distributed to the Orion Stockholders immediately prior to the Merger (it being understood that any outstanding letters of credit shall not constitute unrestricted cash and cash equivalents, marketable securities, accounts receivable, interest and other receivables, deposits or prepaid expenses), (ii) expenses paid, or liabilities incurred, prior to Closing, that are approved and guaranteed in writing (without conditions) to be paid to Orion pursuant to any directors' and officers' insurance policy, and (iii) an amount up to $100,000 associated with reasonable and documented expenses related to Orion's acceleration of the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, minus (b) the sum of (without duplication) in each case as of the Cash Determination Time (i) Orion's accounts payable and accrued expenses (other than accrued expenses which are Orion Transaction Expenses), Orion's and its Subsidiaries' other liabilities (short term and long term), in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Orion's audited financial statements and unaudited interim balance sheet, (ii) without regard to treatment in the Company's financial statements, any amounts (net of any amounts that are approved and guaranteed in writing (without conditions) to be paid to Orion pursuant to any directors' and officers' insurance policy) that are owed to or reasonably claimed by current or former employees, officers, directors, consultants, service providers or other persons pursuant to any indemnification, contribution, reimbursement obligations or similar commitments (whether under an indemnification agreement or otherwise) including, for the avoidance doubt, any amounts owed to or claimed by the Persons set forth on Schedule B, (iii) any unpaid Orion Transaction Expenses, (iv) any notice, termination or consent payments, fines or other payments to be made by Orion in order to terminate any existing Contract to which Orion is a party, including, the expected payments set forth on Schedule B, (v) unpaid Indebtedness, (vi) any Outstanding Lease Obligations and (vii) all accrued and unpaid Taxes of Orion and its Subsidiaries (estimated with respect to current Tax liabilities), all Tax liabilities attributable to the Orion Transaction Expenses, and all Tax liabilities attributable to the transactions contemplated by Section 5.21, and an estimate, reasonably prepared by Orion (such preparation to be in a manner reasonably approved by the Company), of all Tax liabilities that would become due and payable if any of Orion's Subsidiaries (other than those Subsidiaries listed on Schedule 5.21 or any other Subsidiary that Orion and the Company agreed are not subject to Section 5.21) that will not be liquidated as of the Closing were to liquidate immediately before the Closing. Notwithstanding the foregoing, in no case shall Net Cash be reduced for any costs or expenses, including attorney's fees or settlement costs, incurred in connection with any Dissenting Shares. A sample calculation of Net Cash and its corresponding definitions including Orion Transaction Expenses and Indebtedness is set forth on Exhibit G for illustrative purposes only.

        "Net Cash Calculation" has the meaning set forth in Section 1.7(a).

        "Net Cash Schedule" has the meaning set forth in Section 1.7(a).

        "Official" has the meaning set forth in Section 2.22.

        "Ordinary Course of Business" shall mean, in the case of each of the Company and Orion, such actions taken in the ordinary course of its normal operations and consistent with its past practices (which, in the case of Orion, shall include the potential wind down of its operations and which shall include any activities related to the sale, license or other disposition of the Legacy Orion Assets).

        "Order" means any judgment, order, writ, injunction, ruling, decision or decree of, or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any Court or Governmental Authority.

        "Orion" has the meaning set forth in the Preamble.

        "Orion Acquisition Proposal" has the meaning set forth in Section 4.5(b)(ii)(A).

        "Orion Ancillary Lease Documents" means all subleases, overleases and other ancillary agreements or documents pertaining to the tenancy at each such parcel of the Orion Leased Real Property that materially affect or may materially affect the tenancy at any Orion Leased Real Property.

        "Orion Business" means the business of Orion and any Subsidiary as currently conducted and currently proposed to be conducted.

        "Orion Bylaws" means the Third Amended and Restated By-laws of Orion, as amended and in effect on the date of this Agreement.

        "Orion Capitalization Representation" shall mean the representations and warranties of the Company set forth in Section 3.2.

        "Orion Change of Recommendation" has the meaning set forth in Section 4.5(b)(iii).

        "Orion Charter" means the Restated Certificate of Incorporation of Orion, as amended and in effect on the date of this Agreement.

        "Orion Collar Range" means a range between (and inclusive of) $40,000,000 and $42,000,000.

        "Orion Common Stock" means the common stock, par value $0.001 per share, of Orion.

        "Orion Contract" means any Contract together with any amendments, waivers or other modifications thereto, to which Orion is a party.

        "Orion Copyrights" has the meaning set forth in Section 3.9(a).

        "Orion Contingent Workers" has the meaning set forth in Section 3.15(b).

        "Orion Deficiency Amount" means $41,000,000 minus the final Net Cash, as determined in accordance with Section 1.7, but only to the extent such final Net Cash is less than $40,000,000.

        "Orion Disclosure Schedule" has the meaning set forth in Section 3.

        "Orion Employee Programs" has the meaning set forth in Section 3.14(a).

        "Orion Excess Amount" means the amount equal to the final Net Cash, as determined in accordance with Section 1.7, minus $41,000,000, but only to the extent such final Net Cash is greater than $42,000,000.

        "Orion Financial Statements" has the meaning set forth in Section 3.5(c).

        "Orion Fundamental Representations" shall mean the representations and warranties of Orion and Merger Sub set forth in Sections 3.1(a), 3.1(b) , 3.3, 3.24 and 3.25.

        "Orion Intellectual Property" means all Intellectual Property owned by Orion or any of its Subsidiaries or used or held for use by Orion or any of its Subsidiaries in the Orion Business and all Orion Products. "Orion Intellectual Property" includes, without limitation, Orion Products, Orion Patents, Orion Marks and Orion Copyrights.

        "Orion Leased Real Property" means the real property leased, subleased or licensed by Orion, or any Subsidiary thereof, that is related to or used in connection with the Orion Business, and the real property leased, subleased or licensed by Orion or any Subsidiary thereof, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by Orion or any Subsidiary thereof, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

        "Orion Leases" means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of Orion Leased Real Property.

        "Orion Licenses-In" has the meaning set forth in Section 3.9(a).

        "Orion Licenses-Out" has the meaning set forth in Section 3.9(a).

        "Orion Marks" has the meaning set forth in Section 3.9(a).

        "Orion Material Adverse Effect" means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Orion and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been an Orion Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts, natural disaster or otherwise) to the extent they do not disproportionately affect Orion and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which Orion operates to the extent they do not disproportionately affect Orion and its Subsidiaries, taken as a whole; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the Contemplated Transactions or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of the Company or expressly required by this Agreement; (v) any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of Orion or its Subsidiaries in respect of Orion Products (it being understood, however, that any Liability related to or caused by any such changes may be taken into account in determining whether an Orion Material Adverse Effect has occurred,); (vi) continued losses from operations or decreases in cash balances of Orion or any of its Subsidiaries or on a consolidated basis among Orion and its Subsidiaries; (vii) any change in the stock price or trading volume of Orion Common Stock (it being understood, however, that any change, circumstance, condition, development, effect, event, occurrence, result or state of facts causing or contributing to any change in stock price or trading volume of Orion Common Stock may be taken into account in determining whether an Orion Material Adverse Effect has occurred, unless such change, circumstance, condition, development, effect, event, occurrence, result or state of facts are otherwise excepted from this definition); and (viii) any change in GAAP, applicable accounting principles or applicable Law or the interpretation thereof and (ix) the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events or (b) prevent or materially delay the ability of Orion and Merger Sub to consummate the Contemplated Transactions.

        "Orion Material Contract" has the meaning set forth in Section 3.10.

        "Orion Owned Real Property" means the real property in which Orion or any of its Subsidiaries has any fee title (or equivalent).

        "Orion Patents" has the meaning set forth in Section 3.9(a).

        "Orion Permits" has the meaning set forth in Section 3.12(b).

        "Orion Preferred Stock" means the preferred stock, par value $0.001 per share, of Orion.

        "Orion Products" has the meaning set forth in Section 3.12(b).

        "Orion Qualified Bidder" has the meaning set forth in Section 4.5(b)(i).

        "Orion Recommendation" has the meaning set forth in Section 5.2(b)(ii).

        "Orion Regulatory Agency" has the meaning set forth in Section 3.12(b).

        "Orion SEC Reports" has the meaning set forth in Section 3.5(a).

        "Orion Stock Option Plans" means Orion's 2011 Stock Incentive Plan and the 2012 Stock Incentive Plan, each as amended from time to time.

        "Orion Stock Options" means options to purchase Orion Common Stock issued under any of the Orion Stock Option Plans.

        "Orion Stockholder Approval" has the meaning set forth in Section 3.24.

        "Orion Stockholder Meeting" has the meaning set forth in Section 5.2(b)(i).

        "Orion Stockholder Proposals" has the meaning set forth in Section 5.2(b)(i).

        "Orion Stockholders" shall mean the holders of the capital stock of Orion immediately prior to the Effective Time.

        "Orion Superior Offer" has the meaning set forth in Section 4.5(b)(ii)(B).

        "Orion Transaction Expenses" shall mean the sum of (a) the cash cost of any change of control, bonus, severance (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention (including all Retention Plan Payments) or similar payments (whether "single trigger" or "double trigger") whether or not matured or paid or payable as of the time of the Closing by Orion or its affiliates regardless of whether they are or become due in connection with the consummation of the Contemplated Transactions or the termination of any such Persons and that are unpaid as of the Closing, and (b) any costs, fees and expenses incurred by Orion (including any bonus, severance (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), change of control or similar obligations, tail policies and similar items), or for which Orion is liable, in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders' fees or financial advisory fees, or any fees and expenses of counsel, exchange agent, proxy solicitor, transfer agent, consultants, Representatives or accountants payable by Orion.

        "Orion Triggering Event" shall be deemed to have occurred if: (a) Orion shall have failed to include in the Proxy Statement the Orion Recommendation or shall have made an Orion Board Adverse Recommendation Change; (b) the Board of Directors of Orion or any committee thereof shall have approved, endorsed or recommended any Orion Acquisition Proposal; (c) Orion shall have entered into any letter of intent or similar document or any Contract relating to any Orion Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5(b)); or (d) Orion or any director or officer of Orion shall have willfully and intentionally breached the provisions set forth in Section 4.5(b) or Section 5.2(b) of the Agreement.

        "Orion Voting Agreements" has the meaning set forth in the Recitals.

        "Outstanding Lease Obligations" means all liabilities and other obligations of Orion whenever arising pursuant to that certain Lease Agreement, dated May 22, 2015 by and between Nine Fourth Avenue LLC and Orion, as amended from time to time, in each case including any liabilities or obligations that relate to the assignment or early termination of such leases and obligations that survive such termination.

        "Party" or "Parties" means Orion, Merger Sub and the Company.

        "Permit" means any franchise, authorization, approval, Order, consent, license, certificate, permit, registration, qualification or other right or privilege.

        "Permitted Encumbrances" means (i) Encumbrances for Taxes or other governmental charges, assessments or levies that are not yet due and payable or being contested in good faith by appropriate proceedings, (ii) statutory landlord's, mechanic's, carrier's, workmen's, repairmen's or other similar Encumbrances arising or incurred in the ordinary course of business, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of the asset subject to such Encumbrances, and (iii) Encumbrances and other conditions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property leased by the Company or its Subsidiaries and being transferred to Orion or Merger Sub at Closing which are of record as of the date of this Agreement and the existence of which does not, and would not reasonably be expected to, materially impair use and enjoyment of such real property, and (iv) with respect to Leased Real Property only, Encumbrances (including Indebtedness) encumbering the fee title interested in any Leased Real Property which are not attributable to the Company or its Subsidiaries. Notwithstanding the foregoing, any Encumbrances for Indebtedness of the Company or its Subsidiaries as of the Closing will not be a Permitted Encumbrance.

        "Person" means any individual, corporation, firm, partnership, joint venture, association, trust, company, Governmental Authority, syndicate, body corporate, unincorporated organization, or other legal entity, or any governmental agency or political subdivision thereof.

        "PHSA" has the meaning set forth in Section 2.12(b).

        "Pre-Closing Period" has the meaning set forth in Section 4.1.

        "Proxy Statement" has the meaning set forth in Section 5.1(a).

        "Registration Statement" has the meaning set forth in Section 5.1.

        "Release" means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

        "Representatives" means the directors, officers, employees, Affiliates, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives of the Company, Merger Sub, Orion or any of their respective Subsidiaries, as the case may be.

        "Response Date" has the meaning set forth in Section 1.7(b).

        "Retention Plan Payments" means the payments to be paid to the individuals set forth on the Orion Disclosure Schedule pursuant to the Retention Agreement by and between Orion and such individual dated as of May 3, 2018. Pursuant to Section 1 of each of the Retention Agreements, each individual is entitled to receive a cash payment equal to a percentage of the Orion Transaction Value (as defined below), as set forth on the Orion Disclosure Schedule, either (i) promptly following the Closing or (ii) the earlier of (A) immediately upon the termination of employment without cause or for good reason within one year of the Closing or (B) upon the sixth month anniversary of the Closing if the individual is employed by Orion on such date, as applicable. The "Orion Transaction Value" is the product of the number of shares of Orion Common Stock outstanding immediately prior to the Closing and the closing price of the Orion Common Stock on the date of Closing. For purposes of the calculation of "Net Cash" and "Orion Transaction Expenses" and only for such purposes, the Retention Plan Payments shall be calculated as of the Delivery Date and the price per share of Orion Common Stock for purposes of such calculations shall be based on the daily volume weighted average price of the Orion Common Stock on the Nasdaq market for the three (3) preceding Business Days. Retention

Plan Payments for purposes of this Agreement shall only be calculated once and there shall not be any adjustment in the calculation of the Retention Plan Payments (either up or down) based on any changes in the price per share of Orion Common Stock between the Delivery Date and the Closing. For the avoidance of doubt, the actual Retention Plan Payments to be paid to the individuals set forth on the Orion Disclosure Schedule shall be calculated pursuant to the terms of the applicable Retention Agreement. For example, if the daily volume weighted average price of the Orion Common Stock on the Nasdaq market for the three (3) Business Days preceding the Delivery Date is equal to $1.00 and the number of shares of Orion Common Stock outstanding immediately prior to the Closing is equal to 35,789,006, the "Orion Transaction Value" for purposes of this Agreement, and only for purposes of this Agreement, shall equal $35,789,006.

        "Reverse Stock Split" has the meaning set forth in Section 5.15.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Stockholder Notice" has the meaning set forth in Section 5.2(a)(v).

        "Subscription Agreement" means the Subscription Agreement attached hereto as Exhibit E, among the Company and the Persons named therein, as amended or modified from time to time, pursuant to which such Persons have agreed to purchase the number of shares of Company Common Stock set forth therein in connection with the Company Pre-Closing Financing.

        "Subsequent Transaction" shall mean any Company Acquisition Proposal or Orion Acquisition Proposal, as applicable, (with all references to twenty percent (20%) in the definition of Company Acquisition Proposal or Orion Acquisition Proposal, as applicable, being treated as references to 50% for these purposes).

        "Subsidiary" or "Subsidiaries" means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

        "Surviving Corporation" has the meaning set forth in Section 1.1.

        "Tax" or "Taxes" means any and all taxes, , including, without limitation, taxes based upon or measured by income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security (or similar), unemployment, disability, occupation, premium, windfall, use, service, service use, license, net worth, payroll, pension, franchise, environmental, severance, transfer, capital stock and recording taxes and governmental charges in the nature of a tax, imposed by the IRS or any other Taxing Authority (whether domestic or foreign including, without limitation, any state, county, local, or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined, or any other basis; and such term shall include any interest, fines, penalties, or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, whether disputed or not,.

        "Taxing Authority" means any Governmental Authority responsible for the imposition of any Tax.

        "Tax Return" means any report, return, document, declaration, election, schedule or other information or filing, or any amendment thereto, required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration, or other information.

        "Third Party Intellectual Property" has the meaning set forth in Section 2.9(f).

        "Transfer Taxes" has the meaning set forth in Section 5.10(d).

        "Voting Agreements" has the meaning set forth in the Recitals.

        "WARN Act" has the meaning set forth in Section 2.15(b).

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of the 25th day of September, 2018 (the "Amendment") by and among OvaScience, Inc., a Delaware corporation ("Buyer"), Orion Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer ("Merger Sub"), and Millendo Therapeutics, Inc., a Delaware corporation (the "Company" and together with Buyer and Merger Sub, the "Parties").

RECITALS

        A.    The Parties have entered into an Agreement and Plan of Merger and Reorganization dated as of August 8, 2018 (the "Agreement");

        B.    The Parties wish to amend the Agreement to, among other things, (i) clarify that certain shares of the Company's common stock will not be included in the Form S-4, (ii) clarify that certain shares of the Company's common stock will be included in the Form S-3 (as defined in the text of this Amendment), (iii) revise the post-Closing composition of the Buyer's board of directors and (iv) modify certain definitions in the Agreement.

        C.    The Agreement may be amended by an instrument in writing signed on behalf of each of the Company and Buyer with the approval of their respective boards of directors.

AGREEMENT

        THEREFORE, in consideration of the foregoing recitals (which are incorporated as an integral part hereof), the mutual agreements of the Parties set forth in the Agreement, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby agree as follows:

        1.    Defined Terms.    Capitalized terms used in this Amendment that are not otherwise defined shall have the meanings set forth in the Agreement.

        2.    Amendment of Section 5.1(a).    Section 5.1(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

        "As promptly as practicable after the date of this Agreement, (i) Orion shall prepare and file with the SEC a proxy statement relating to the Orion Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the "Proxy Statement"), (ii) Orion, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the "Form S-4"), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the "Registration Statement"), in connection with the registration under the Securities Act of the shares of Orion Common Stock to be issued by virtue of the Merger which Registration Statement will not include the shares of Orion Common Stock to be issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing and (iii) Orion, in cooperation with the Company, shall prepare and file with the SEC a resale registration statement on Form S-3 (the "Form S-3"), in connection with the registration under the Securities Act of the shares of Orion Common Stock to be issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing pursuant to a Company Pre-Closing Financing Agreement (other than the Subscription Agreement that was executed concurrently with the execution of the Merger Agreement). Each of Orion and the Company shall use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of such shares of Orion Common Stock pursuant to the Merger (other than shares of Orion Common Stock to be issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing). Each of Orion and the Company shall use their commercially reasonable efforts to cause the Form S-3 to become effective no later than the Closing Date and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of the shares of Orion Common Stock to be issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing pursuant to a Company Pre-Closing Financing Agreement (other than the Subscription Agreement that was executed concurrently with the execution of the Merger Agreement). Each of Orion, Merger Sub and the Company shall furnish all information concerning itself and their Subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement, the Form S-3 and Proxy Statement. Orion covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) and the Form S-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by the Company or its Subsidiaries to Orion for inclusion in the Registration Statement (including the Company Financial Statements) and the Form S-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Orion makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, and the Form S-3 based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein. Orion shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC. If Orion, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, the Form S-3 or Proxy Statement, as the case may be, then such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Orion Stockholders."

        3.    Amendment of Section 5.1(b).    The following paragraph shall be added to the end of Section 5.1(b) of the Merger Agreement:

        "Notwithstanding anything to the contrary stated above, prior to filing of the Form S-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Orion shall provide the Company a reasonable opportunity to review and comment on such document or response and shall discuss with the Company and include in such document or response, comments reasonably and promptly proposed by the Company. Orion will advise the Company, promptly after Orion receives notice thereof, of the time when the Form S-3 has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Orion Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Form S-3 or for additional information."

        4.    Amendment of Section 5.11.    Section 5.11 is hereby amended and restated in its entirety to read as follows:

        "Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement, to cause the Closing to occur as promptly as reasonably possible and to enable the combined entity to continue to meet its obligations following the Closing."

        5.    Amendment of Certain Definitions.    The following definitions in the Merger Agreement are hereby amended and restated in its entirety to read as follows:

        "Company Outstanding Shares" means, subject to Section 1.5(e), the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the consummation of the Company Pre-Closing Financing and the issuance of all Company Capital Stock pursuant to the Company Pre-Closing Financing Agreements, and (iii) the issuance of shares of Company Common Stock in respect of all other options, warrants, securities or rights to directly or indirectly receive such shares that will be outstanding immediately after the Effective Time."

        6.    Amendment of Schedule 5.12.    Schedule 5.12 to the Merger Agreement is hereby amended and restated in its entirety to read as follows:

"Directors:
John Howe, III, M.D.
Carol G. Gallagher, Pharm.D.
Carole L. Nuechterlein
Julia C. Owens, Ph.D.
James M. Hindman
Randall W. Whitcomb, M.D.
Mary Lynne Hedley, Ph.D.
Habib Dable

Officers:
Julia C. Owens, Ph.D.—President, Chief Executive Officer
Pharis Mohideen, M.D.—Chief Medical Officer
Jeffery M. Brinza, J.D.—Secretary, Chief Administrative Officer and General Counsel"

        7.    Effective Date of this Amendment.    This Amendment shall be effective when signed by the Parties hereto.

        8.    Reference to the Agreement.    On and after the effective date of this Amendment, each reference in the Agreement to "the Agreement," "this Agreement," "hereunder" and "hereof" or words of like import shall refer to the Agreement as amended by this Amendment. The Agreement, as amended by this Amendment, is, and shall continue to be, in full force and effect and is hereby in all respects ratified and confirmed.

        8.    Governing Law.    This Amendment shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

        9.    Entire Agreement.    The Agreement and the other agreements referred to therein, as amended by this Amendment, set forth the entire understanding of the parties thereto relating to the subject thereof and hereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof or thereof.

        10.    Counterparts.    This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

[Signature Page Follows]

        IN WITNESS WHEREOF, the undersigned have caused this FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION to be duly executed and effective as of the day and year first above written.

MILLENDO THERAPEUTICS, INC., a Delaware corporation
By: /s/ JULIA OWENS
Name:	Julia Owens
Title:	Chief Executive Officer
OVASCIENCE, INC., a Delaware corporation
By: /s/ CHRISTOPHER KROEGER
Name:	Christopher Kroeger
Title:	President and Chief Executive Officer
ORION MERGER SUB, INC., a Delaware corporation
By: /s/ CHRISTOPHER KROEGER
Name:	Christopher Kroeger
Title:	President

[Signature Page to First Amendment to Agreement and Plan of Merger and Reorganization]

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of the 1st day of November, 2018 (the "Amendment") by and among OvaScience, Inc., a Delaware corporation ("Buyer"), Orion Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer ("Merger Sub"), and Millendo Therapeutics, Inc., a Delaware corporation (the "Company" and together with Buyer and Merger Sub, the "Parties").

RECITALS

        A.    The Parties have entered into an Agreement and Plan of Merger and Reorganization dated as of August 8, 2018 (as amended from time to time including by that certain First Amendment to Agreement and Plan of Merger and Reorganization dated as of September 25, 2018, the "Agreement");

        B.    The Parties wish to amend the Agreement to, among other things, (i) clarify certain terms related to the Pre-Closing Financing and (ii) modify certain definitions in the Agreement.

        C.    The Agreement may be amended by an instrument in writing signed on behalf of each of the Company and Buyer with the approval of their respective boards of directors.

AGREEMENT

        THEREFORE, in consideration of the foregoing recitals (which are incorporated as an integral part hereof), the mutual agreements of the Parties set forth in the Agreement, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby agree as follows:

        1.    Defined Terms.    Capitalized terms used in this Amendment that are not otherwise defined shall have the meanings set forth in the Agreement.

        2.    Amendment of Section 2.26.    Section 2.26 of the Agreement is hereby amended and restated in its entirety to read as follows:

        "The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement. Prior to the date of this Agreement, neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Pre-Closing Financing other than as set forth in the Subscription Agreement or a term sheet for a convertible promissory note financing. The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect except as set forth in an amendment executed and delivered by Orion. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto, under the Subscription Agreement. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. There are no conditions precedent related to the consummation of the Company Pre-Closing Financing, other than the satisfaction or waiver of the conditions expressly set forth in the Subscription Agreement (or any other Pre-Closing Financing Agreements). To the Knowledge of the Company, the proceeds of the Company Pre-Closing Financing will be made available to the Company prior to the consummation of the Merger."

        3.    Amendment of Certain Definitions.    The following definitions in the Agreement are hereby amended and restated in its entirety to read as follows:

        "Company Pre-Closing Financing" means an acquisition of Company Common Stock to be consummated prior to the Closing with aggregate gross cash proceeds to the Company of at least $25 million plus €4 million (or the USD equivalent) (inclusive of any proceeds raised pursuant to the sale of convertible promissory notes issued after the date of this Agreement) but not to exceed $95.5 million plus €4 million (inclusive of any proceeds raised pursuant to the sale of convertible promissory notes issued after the date of this Agreement) at a price per share of not less than $1.2096."

        "Company Outstanding Shares" means, subject to Section 1.5(e), (x) the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the consummation of the Company Pre-Closing Financing and the issuance of all Company Capital Stock pursuant to the Company Pre-Closing Financing Agreements, and (iii) the issuance of shares of Company Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time plus (y) all shares reserved but available for issuance under the Company Stock Option Plan."

        "Company Valuation" means the sum of (a) $155,000,000 and (b) the aggregate proceeds received by the Company in the Pre-Closing Financing prior to the Effective Time."

        "Orion Valuation" means $45,500,000 (as adjusted pursuant to Section 1.7(f))."

        "Outstanding Lease Obligations" means all liabilities and other obligations of Orion whenever arising pursuant to that certain Lease Agreement, dated May 22, 2015 by and between Nine Fourth Avenue LLC and Orion, as amended from time to time (the "Primary Orion Lease"), in each case including any liabilities or obligations that relate to the assignment or early termination of such leases and obligations that survive such termination; provided however, that in the event that Orion assigns, sublets, transfers or otherwise conveys any rights under the Lease Agreement to a party and under terms reasonably acceptable to the Company, the monetary obligations that are assumed pursuant to such assignment, sublet, transfer or conveyance shall serve to reduce Orion's Outstanding Lease Obligations for purposes of the Net Cash calculation, irrespective of whether Orion has agreed on behalf of itself or its Affiliates to backstop or guarantee any existing payment or other obligations under such assignment, sublet, transfer or conveyance, by (x) 100% if Millendo agrees to the sublessee, assignee or transferee and the Company agrees in its sole discretion that the sublessee, assignee or transferee is adequately funded, (y) by 50% if the Company agrees to the sublessee, assignee or transferee but the Company does not agree in its sole discretion, that the sublessee, assignee or transferee is adequately funded and (z) by 0% if the Company does not agree to the sublessee, assignee or transferee.

        4.    Amendment to Definition of Net Cash.    The definition of "Net Cash" in the Agreement is hereby amended to include the following:

        "Further, Net Cash shall be reduced by $100,000 (the "Deal Litigation Credit"), and not more than $100,000 except as set forth below, to account for any and all costs or expenses, including attorney's fees or settlement costs, incurred or that may be incurred in connection with Cunningham v. Kroeger et al., Case No. 18-cv-01595-UNA (the "Cunningham Litigation") and any future cases that are consolidated with the Cunningham Litigation prior to Closing ("Deal Litigation Costs"). To avoid duplication, the Deal Litigation Credit shall be reduced to the extent of any Deal Litigation Costs paid prior to Closing or any liabilities that constitute Deal Litigation Costs that are incurred prior to Closing only to the extent such Deal Litigation Costs are reflected in the calculation of Net Cash, and all to the extent reasonably agreed to by the Company. If Deal Litigation Costs paid prior to Closing and/or any liabilities that constitute Deal Litigation Costs that are incurred prior to Closing are greater than

$200,000, Net Cash shall also be reduced by half of such excess amount but not more than half of such excess amount."

        5.    Effective Date of this Amendment.    This Amendment shall be effective when signed by the Parties hereto.

        6.    Reference to the Agreement.    On and after the effective date of this Amendment, each reference in the Agreement to "the Agreement," "this Agreement," "hereunder" and "hereof" or words of like import shall refer to the Agreement, as further amended by this Amendment. The Agreement, as further amended by this Amendment, is, and shall continue to be, in full force and effect and is hereby in all respects ratified and confirmed.

        7.    Governing Law.    This Amendment shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

        8.    Entire Agreement.    The Agreement and the other agreements referred to therein, as further amended by this Amendment, set forth the entire understanding of the parties thereto relating to the subject thereof and hereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof or thereof.

        9.    Counterparts.    This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

[Signature Page Follows]

        IN WITNESS WHEREOF, the undersigned have caused this SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION to be duly executed and effective as of the day and year first above written.

MILLENDO THERAPEUTICS, INC., a Delaware corporation
By:	/s/ JULIA OWENS
	Name:	Julia Owens
	Title:	Chief Executive Officer
OVASCIENCE, INC., a Delaware corporation
By:	/s/ CHRISTOPHER KROEGER
	Name:	Christopher Kroeger
	Title:	President and Chief Executive Officer
ORION MERGER SUB, INC., a Delaware corporation
By:	/s/ CHRISTOPHER KROEGER
	Name:	Christopher Kroeger
	Title:	President

[Signature Page to Second Amendment to Agreement and Plan of Merger and Reorganization]

FORM OF VOTING AGREEMENT

        This VOTING AGREEMENT (this "Agreement"), dated as of [            ], 2018, is by and between Millendo Therapeutics, Inc., a Delaware corporation (the "Company"), and the Person set forth on Schedule A (the "Stockholder").

        WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.001 per share ("Common Stock"), of OvaScience, Inc., a Delaware corporation ("Orion"), and/or options to purchase shares of Common Stock ("Orion Options"), in each case, set forth opposite the Stockholder's name on Schedule A (all such shares of Common Stock set forth on Schedule A, together with any shares of Common Stock or securities convertible into, exchangeable for or that represent the right to receive Common Stock or other capital stock of Orion that are issued to or otherwise acquired or owned by the Stockholder, in each case, solely after the date of this Agreement but prior to the termination of this Agreement being referred to herein as the "Subject Shares");

        WHEREAS, Orion, Orion Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Orion ("Merger Sub"), and the Company propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (as the same may be amended from time to time in accordance with its terms, the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

        WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder's capacity as a holder of Subject Shares) has agreed to, enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
VOTING AGREEMENT; GRANT OF PROXY

        The Stockholder hereby covenants and agrees that:

        1.1.    Voting of Subject Shares.    The Stockholder agrees that, during the term of this Agreement, at every meeting of the holders of Common Stock (the "Orion Stockholders"), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Orion Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote (or cause to be voted) the Stockholder's Subject Shares (a) in favor of (i) the approval and adoption of the Merger Agreement, (ii) the approval of the Contemplated Transactions, including the issuance of Common Stock pursuant to the Merger Agreement, (iii) if deemed necessary by the Company, the adoption of an amendment to Orion's certificate of incorporation to effect the Reverse Stock Split, (iv) the adoption of an amendment to Orion's certificate of incorporation to change the name of Orion, (v) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the Contemplated Transactions, including the issuance of Common Stock pursuant to the Merger Agreement on the date on which such meeting is held, and (vi) any other proposal included in the Proxy Statement in connection with, or related to, the consummation of the Merger for which the Board of Directors of Orion (the "Orion Board") has

recommended that the Orion Stockholders vote in favor; and (b) against any competing Orion Acquisition Proposal.

        1.2.    No Inconsistent Arrangements.    Except as expressly provided or required hereunder or under the Merger Agreement, the Stockholder agrees not to, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by applicable Law or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, "Transfer"), or enter into any contract with respect to any Transfer of the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or (e) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing the Stockholder's obligations hereunder. Notwithstanding any of the foregoing, (x) the Stockholder may make Transfers of the Subject Shares (i) by will, operation of law, or for estate planning or charitable purposes, (ii) to stockholders, corporations, partnerships or other business entities that are direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, general or limited partners, members or managers, or to another corporation, partnership, limited liability company or other investment or business entity that controls, is controlled by or is under direct or indirect common control with the Stockholder or (iii) if the Stockholder is a trust, to any beneficiary of the Stockholder or the estate of any such beneficiary; provided that in each such case, the Subject Shares shall continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides the Company with a copy of such agreement promptly upon consummation of any such Transfer, (y) with respect to the Stockholder's Orion Options which expire on or prior to the termination of this Agreement, the Stockholder may make Transfers of the Subject Shares (i) to Orion as payment for the exercise price of the Stockholder's Orion Options and (ii) as payment for taxes applicable to the exercise of the Stockholder's Orion Options and (z) the Stockholder may take all actions reasonably necessary to consummate the transactions contemplated by the Merger Agreement.

        1.3.    Documentation and Information.    The Stockholder shall permit and hereby authorizes the Company and Orion to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Orion reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, a copy of this Agreement, the Stockholder's identity and ownership of the Subject Shares and the nature of the Stockholder's commitments and obligations under this Agreement; provided, that Orion and the Company, as applicable, shall afford the Stockholder at least three Business Day's advanced notice to review and comment on such disclosure, and shall consider in good faith any such comments. Orion is an intended third-party beneficiary of this Section 1.3.

        1.4.    Irrevocable Proxy.    The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably, but subject to the terms of this Agreement and only (i) until the Expiration Time, at which time this proxy shall automatically be revoked, and (ii) with respect to the Subject Shares, appoints the Company, and any individual designated in writing by the Company, as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to (in each case, solely if and to the extent that the Stockholder first fails to vote or consent after being given a reasonable opportunity to do so, or attempts to vote or consent in a manner inconsistent with, the provisions of Section 1.1): (a) attend any and all meetings of the Orion Stockholders to the extent such meeting is called with respect to the matters specified in Section 1.1,

(b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder's Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Orion Stockholders or in connection with any action sought to be taken by written consent of the Orion Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1 of this Agreement, all written consents with respect to the Subject Shares at any and all meetings of the Orion Stockholders or in connection with any action sought to be taken by written consent without a meeting. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes expressly described in Section 1.1 of this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 9 thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2 or this Section 1.4. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Orion. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2.

        1.5.    No Solicitation of Transactions.    Without limiting and subject to the provisions of Section 4.14 hereof, the Stockholder shall not, directly or indirectly, in its capacity as a Stockholder, (i) solicit, initiate or knowingly facilitate or encourage the submission of any Orion Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise knowingly cooperate with respect to, or knowingly facilitate or encourage, any unsolicited proposal that constitutes or may reasonably be expected to lead to an Orion Acquisition Proposal.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

        The Stockholder represents and warrants to the Company as of the date hereof that:

        2.1.    Authorization; Binding Agreement.    The Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform the Stockholder's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity.

        2.2.    Ownership of Subject Shares; Total Shares.    The Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Stockholder's Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrance (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) the Subject Shares may be subject to any risk of forfeiture with respect to any shares of Common Stock granted to the Stockholder under an agreement with or employee benefit plan of Orion and (d) with respect to Orion Options, provided pursuant to the terms of the Orion Option and any stock option plan under which such Orion Option was granted. The Subject Shares constitute all of the shares of Common Stock and/or Orion Options owned by the Stockholder of Orion as of the date hereof. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Stockholder's Subject Shares.

        2.3.    Voting Power.    Except as may be set forth on Schedule A, the Stockholder has full voting power or corporate power, as applicable, with respect to the Stockholder's Subject Shares, and full voting power or corporate power, as applicable, of disposition, full voting power or corporate power, as applicable, to issue instructions with respect to the matters set forth herein and full voting power or corporate power, as applicable, to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder's Subject Shares. None of the Stockholder's Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

        2.4.    Reliance.    The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder's own choosing. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder's execution, delivery and performance of this Agreement.

        2.5.    Absence of Litigation.    With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder's properties or assets (including the Subject Shares) that would be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to the Stockholder that:

        3.1.    Organization; Authorization.    The Company is a corporation duly incorporated under the Laws of the State of Delaware. The consummation of the transactions contemplated hereby are within the Company's corporate powers and have been duly authorized by all necessary corporate actions on the part of the Company. The Company has full power and authority to execute, deliver and perform this Agreement.

        3.2.    Binding Agreement.    This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity.

ARTICLE IV
MISCELLANEOUS

        4.1.    Notices.    All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail transmission) and shall be given, (a) if to the Company, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder's address set forth on a signature page hereto, or to such other address as the Stockholder may hereafter specify in writing to the Company for such purpose.

        4.2.    Termination.    This Agreement shall terminate automatically and become void and of no further force or effect, without any notice or other action by any Person, upon the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 9 thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement (each of the foregoing, an "Expiration Time"). Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that

(i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

        4.3.    Amendments and Waivers.    Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

        4.4.    Binding Effect; Benefit; Assignment.    The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as set forth in Section 1.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

        4.5.    Governing Law; Venue.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. The Company and the Stockholder hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court does not have proper jurisdiction, then the Federal court of the U.S. located in the State of Delaware, and appellate courts therefrom, (collectively, the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to the foregoing shall have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

        4.6.    Counterparts.    The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, electronic signature, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to any other party that requests it.

        4.7.    Entire Agreement.    This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

        4.8.    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        4.9.    Specific Performance.    The parties hereto agree that the Company would be irreparably damaged if for any reason the Stockholder fails to perform any of its obligations under this Agreement and that the Company may not have an adequate remedy at law for money damages in such event. Accordingly, the Company shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

        4.10.    Headings.    The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

        4.11.    No Presumption.    This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

        4.12.    Further Assurances.    Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

        4.13.    Interpretation.    Unless the context otherwise requires, as used in this Agreement: (a) "or" is not exclusive; (b) "including" and its variants mean "including, without limitation" and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms "Article," "Section" and "Schedule" refer to the specified Article, Section or Schedule of or to this Agreement.

        4.14.    Capacity as Stockholder.    The Stockholder signs this Agreement solely in the Stockholder's capacity as an Orion stockholder, and not in the Stockholder's capacity as a director, officer or employee of Orion or in the Stockholder's capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way limit or restrict a director or officer of Orion in the exercise of his or her fiduciary duties as a director or officer of Orion or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or prevent any director or officer of Orion or any trustee or fiduciary of any employee benefit plan or trust from taking or failing to take any action in his or her capacity as such director, officer, trustee or fiduciary and no such action or omission will be deemed a breach of this Agreement.

        4.15.    Conversion or Exercise.    Nothing contained in this Agreement shall require the Stockholder (or shall entitle any proxy of the Stockholder) to (a) convert, exercise or exchange any Orion Options, warrants or convertible securities in order to obtain any underlying Subject Shares or (b) vote, or execute any consent with respect to, any Subject Shares underlying such Orion Options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

        4.16.    Representations and Warranties.    The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

        4.17.    No Agreement Until Executed.    Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Orion Board of Directors has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of Orion's organizational documents, the possible acquisition of the Company by Orion pursuant to the Merger Agreement, (b) the Merger Agreement is executed and delivered by all parties thereto and (c) this Agreement is executed and delivered by all parties hereto.

(SIGNATURE PAGES FOLLOW)

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

MILLENDO THERAPEUTICS, INC.
By:
Name:
Title:

[Signature Page to Orion Voting Agreement]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

[•]

[Signature Page to Orion Voting Agreement]

 Schedule A

Name of Stockholder	No. of Shares of Common Stock	No. of Options to Purchase Common Stock

FORM OF VOTING AGREEMENT

        This VOTING AGREEMENT (this "Agreement"), dated as of [            ], 2018, is by and between OvaScience, Inc., a Delaware corporation ("Orion"), the Person set forth on Schedule A (the "Stockholder"), and solely with respect to Section 1.4, Millendo Therapeutics, Inc., a Delaware corporation (the "Company").

        WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.001 per share ("Common Stock"), Class Common-1 Stock, par value $0.001 per share ("Class Common-1 Stock" and together with the Common Stock, the "Common Shares") and preferred stock, par value $0.0001 per share ("Preferred Stock"), of the Company, and/or options to purchase Common Shares ("Company Options") and/or warrants to purchase Common Shares ("Company Warrants"), in each case, set forth opposite the Stockholder's name on Schedule A (all such shares of Common Stock, Common-1 Stock and Preferred Stock set forth on Schedule A, together with any shares of Common Stock, Common-1 Stock or Preferred Stock or securities convertible into, exchangeable for or that represent the right to receive Common Stock, Common-1 Stock or Preferred Stock that are issued to or otherwise acquired or owned by the Stockholder, in each case, solely after the date of this Agreement but prior to the termination of this Agreement being referred to herein as the "Subject Shares");

        WHEREAS, the Company, Orion Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Orion ("Merger Sub"), and Orion propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (as the same may be amended from time to time in accordance with its terms, the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

        WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Orion has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder's capacity as a holder of Subject Shares) has agreed to, enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
VOTING AGREEMENT; GRANT OF PROXY

        The Stockholder hereby covenants and agrees that:

        1.1.    Voting of Subject Shares.    The Stockholder agrees that, during the term of this Agreement, at every meeting of the holders of capital stock of the Company (the "Company Stockholders"), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Company Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote (or cause to be voted) the Stockholder's Subject Shares (a) in favor of (i) the approval and adoption of the Merger Agreement, (ii) the approval of the Contemplated Transactions, and (iii) any other proposal included in the written consent presented to the Company Stockholders in connection with, or related to, the consummation of the Merger for which the Board of Directors of the Company has recommended that the Company Stockholders vote in favor; and (b) against any competing Company Acquisition Proposal.

        1.2.    No Inconsistent Arrangements.    Except as expressly provided or required hereunder or under the Merger Agreement, the Stockholder agrees not to, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by applicable Law or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, "Transfer"), or enter into any contract with respect to any Transfer of the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or (e) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing the Stockholder's obligations hereunder. Notwithstanding any of the foregoing, (x) the Stockholder may make Transfers of the Subject Shares (i) by will, operation of law, or for estate planning or charitable purposes, (ii) to stockholders, corporations, partnerships or other business entities that are direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, general or limited partners, members or managers, or to another corporation, partnership, limited liability company or other investment or business entity that controls, is controlled by or is under direct or indirect common control with the Stockholder, or (iii) if the Stockholder is a trust, to any beneficiary of the Stockholder or the estate of any such beneficiary; provided that in each such case, the Subject Shares shall continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Orion with a copy of such agreement promptly upon consummation of any such Transfer, (y) with respect to the Stockholder's Company Options which expire on or prior to the termination of this Agreement, the Stockholder may make Transfers of the Subject Shares (i) to the Company as payment for the exercise price of the Stockholder's Company Options and (ii) as payment for taxes applicable to the exercise of the Stockholder's Company Options and (z) the Stockholder may take all actions reasonably necessary to consummate the transactions contemplated by the Merger Agreement.

        1.3.    Documentation and Information.    The Stockholder shall permit and hereby authorizes Orion and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Orion reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, a copy of this Agreement, the Stockholder's identity and ownership of the Subject Shares and the nature of the Stockholder's commitments and obligations under this Agreement; provided, that Orion and the Company, as applicable, shall afford the Stockholder at least three Business Days' advance notice to review and comment on such disclosure, and shall consider in good faith any such comments. The Company is an intended third-party beneficiary of this Section 1.3.

        1.4.  Irrevocable Proxy.

        (a)   Except with respect to any agreement set forth on Section 2.2 of the Company Disclosure Schedule (each, as may be amended from time to time), the Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably, but subject to the terms of this Agreement and only (i) until the Expiration Time, at which time this proxy shall automatically be revoked, and (ii) with respect the Subject Shares, appoints Orion, and any individual designated in writing by Orion, as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to (in each case, solely if and to the extent that the Stockholder first fails to vote or consent after being given a reasonable opportunity to do so, or attempts to vote or consent in a manner inconsistent with, the provisions of Section 1.1): (a) attend any and all meetings of the Company Stockholders to the extent such meeting is called with respect to the matters specified in

Section 1.1, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder's Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent without a meeting. Orion agrees not to exercise the proxy granted herein for any purpose other than the purposes expressly described in Section 1.1 of this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 9 thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2 or this Section 1.4(a). The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Orion. The Stockholder hereby affirms that the proxy set forth in this Section 1.4(a) is given in connection with and granted in consideration of and as an inducement to Orion to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4(a) is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2.

        (b)   The Company agrees that to the extent any previous proxy granted in favor of the Company is not revoked pursuant to the terms of Section 1.4(a) and solely to the extent such previous proxy is applicable to the matters set forth herein, the Company shall (a) attend any and all meetings of the Company Stockholders to the extent such meeting is called with respect to the matters specified in Section 1.1, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder's Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent without a meeting.

        1.5.    No Solicitation of Transactions.    Without limiting and subject to the provisions of Section 4.14 hereof, the Stockholder shall not, directly or indirectly, in its capacity as a Stockholder, (i) solicit, initiate or knowingly facilitate or encourage the submission of any Company Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise knowingly cooperate with respect to, or knowingly facilitate or encourage, any unsolicited proposal that constitutes or may reasonably be expected to lead to a Company Acquisition Proposal.

        1.6    No Exercise of Appraisal Rights; Waivers.    In connection with the Contemplated Transactions, the Stockholder hereby expressly (a) waives, to the extent permitted under applicable Law, the applicability of the provisions for dissenters' or appraisal rights set forth in Section 262 of the DGCL (or any other similar applicable state Law), with respect to any Subject Shares, (b) agrees that the Stockholder will not, under any circumstances in connection with the Contemplated Transactions, exercise or assert any dissenters' or appraisal rights in respect of any Subject Shares, and (c) agrees that the Stockholder will not, other than in the event of fraud or willful misrepresentation, bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which

(i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Board of Directors of the Company, breaches any fiduciary duty of the Board of Directors of the Company or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder's capacity as a director, officer or securityholder of the Company.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

        The Stockholder represents and warrants to Orion as of the date hereof that except with respect to the Company's bylaws or any agreement set forth on Section 2.2 of the Company Disclosure Schedule (each, as may be amended from time to time):

        2.1.    Authorization; Binding Agreement.    The Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform the Stockholder's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity.

        2.2.    Ownership of Subject Shares; Total Shares.    The Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Stockholder's Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrance (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) the Subject Shares may be subject to any risk of forfeiture with respect to any shares of Common Stock granted to the Stockholder under an agreement with or employee benefit plan of the Company, and (d) with respect to Company Options, provided pursuant to the terms of the Company Option and any stock option plan under which such Company Option was granted. The Subject Shares constitute all of the capital stock owned by the Stockholder of the Company as of the date hereof. Except pursuant to this Agreement or pursuant to the Merger Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Stockholder's Subject Shares.

        2.3.    Voting Power.    Except as may be set forth on Schedule A or pursuant to any agreement set forth on Section 2.2 of the Company Disclosure Schedule (each, as may be amended from time to time), the Stockholder has full voting power or corporate power, as applicable, with respect to the Stockholder's Subject Shares, and full power or corporate power, as applicable, of disposition, full power or corporate power, as applicable, to issue instructions with respect to the matters set forth herein and full power or corporate power, as applicable, to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder's Subject Shares. None of the Stockholder's Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

        2.4.    Reliance.    The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder's own choosing. The Stockholder understands and acknowledges that Orion is entering into the Merger Agreement in reliance upon the Stockholder's execution, delivery and performance of this Agreement.

        2.5.    Absence of Litigation.    With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder's properties or assets (including the

Subject Shares) that would be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ORION

        Orion represents and warrants to the Stockholder that:

        3.1.    Organization; Authorization.    Orion is a corporation duly incorporated under the Laws of the State of Delaware. The consummation of the transactions contemplated hereby are within Orion's corporate powers and have been duly authorized by all necessary corporate actions on the part of Orion. Orion has full power and authority to execute, deliver and perform this Agreement.

        3.2.    Binding Agreement.    This Agreement has been duly authorized, executed and delivered by Orion and constitutes a valid and binding obligation of Orion enforceable against Orion in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity.

ARTICLE IV
MISCELLANEOUS

        4.1.    Notices.    All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail transmission) and shall be given, (a) if to Orion, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder's address set forth on a signature page hereto, or to such other address as the Stockholder may hereafter specify in writing to Orion for such purpose.

        4.2.    Termination.    This Agreement shall terminate automatically and become void and of no further force or effect, without any notice or other action by any Person, upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 9 thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement (each of the foregoing, an "Expiration Time"). Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

        4.3.    Amendments and Waivers.    Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

        4.4.    Binding Effect; Benefit; Assignment.    The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as set forth in Section 1.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

        4.5.    Governing Law; Venue.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Orion and the Stockholder hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court does not have proper jurisdiction, then the Federal court of the U.S. located in the State of Delaware, and appellate courts therefrom, (collectively, the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to the foregoing shall have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

        4.6.    Counterparts.    The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, electronic signature, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to any other party that requests it.

        4.7.    Entire Agreement.    This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

        4.8.    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        4.9.    Specific Performance.    The parties hereto agree that Orion would be irreparably damaged if for any reason the Stockholder fails to perform any of its obligations under this Agreement and that Orion may not have an adequate remedy at law for money damages in such event. Accordingly, Orion shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

        4.10.    Headings.    The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

        4.11.    No Presumption.    This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

        4.12.    Further Assurances.    Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

        4.13.    Interpretation.    Unless the context otherwise requires, as used in this Agreement: (a) "or" is not exclusive; (b) "including" and its variants mean "including, without limitation" and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms "Article," "Section" and "Schedule" refer to the specified Article, Section or Schedule of or to this Agreement.

        4.14.    Capacity as Stockholder.    The Stockholder signs this Agreement solely in the Stockholder's capacity as a Company stockholder, and not in the Stockholder's capacity as a director, officer or employee of the Company or in the Stockholder's capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way limit or restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or prevent any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking or failing to take any action in his or her capacity as such director, officer, trustee or fiduciary and no such action or omission will be deemed a breach of this Agreement.

        4.15.    Conversion or Exercise.    Nothing contained in this Agreement shall require the Stockholder (or shall entitle any proxy of the Stockholder) to (a) convert, exercise or exchange any Company Options, Company Warrants or convertible securities in order to obtain any underlying Subject Shares or (b) vote, or execute any consent with respect to, any Subject Shares underlying such Company Options, Company Warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

        4.16.    Representations and Warranties.    The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

        4.17.    No Agreement Until Executed.    Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company's organizational documents, the possible acquisition of the Company by Orion pursuant to the Merger Agreement, (b) the Merger Agreement is executed and delivered by all parties thereto and (c) this Agreement is executed and delivered by all parties hereto.

(SIGNATURE PAGES FOLLOW)

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

OVASCIENCE, INC.
By:
Name:
Title:

[Signature Page to Millendo Voting Agreement]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

MILLENDO THERAPEUTICS, INC.
By:
Name:
Title:

[Signature Page to Millendo Voting Agreement]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

Name:
By:

[Signature Page to Millendo Voting Agreement]

 Schedule A

Name of Stockholder	No. of Shares of Common Stock	No. of Shares of Common-1 Stock	No. of Shares of Preferred Stock	Options to Purchase Common Stock
[•]	[•]	[•]	[•]	[•]

FORM OF LOCK-UP AGREEMENT

[                ], 2018

OvaScience, Inc.
9 Fourth Avenue
Waltham, Massachusetts 02451

Millendo Therapeutics, Inc.
301 N. Main St., Suite 100
Ann Arbor, Michigan 48104

Ladies and Gentlemen:

        The undersigned signatory of this lock-up agreement (this "Lock-Up Agreement") understands that OvaScience, Inc., a Delaware corporation ("Orion") proposes to enter into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the "Merger Agreement") with Orion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Orion ("Merger Sub"), and Millendo Therapeutics, Inc., a Delaware corporation (the "Company"), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

        As a material inducement to each of the Parties to enter into the Merger Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Orion and the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the "Restricted Period"):

  (i)
  offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Orion Common Stock or any securities convertible into or exercisable or exchangeable for Orion Common Stock (including without limitation, (a) Orion Common Stock or such other securities of Orion which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Orion which may be issued upon exercise of a stock option or warrant and (c) Orion Common Stock or such other securities to be issued to the undersigned in connection with the Merger), in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the "Undersigned's Shares"), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

  (ii)
  enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned's Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Orion Common Stock or such other securities, in cash or otherwise; or

  (iii)
  make any demand for or exercise any right with respect to the registration of any shares of Orion Common Stock or any security convertible into or exercisable or exchangeable for Orion Common Stock;

provided that, the Company and Orion agree that, at least three Business Days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Orion Common Stock, the Company and Orion will notify the undersigned in writing of the impending release or waiver and grant to the undersigned, concurrently and on the same terms and conditions, such equivalent release or waiver.

        Notwithstanding the foregoing, the restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

          (a)   transfers of the Undersigned's Shares:

    (i)
    if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a "Family Member"), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned's Family Members, (B) to the undersigned's estate, following the death of the undersigned, by will, intestacy or other operation of law, (C) as a bona fide gift to a charitable organization, (D) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

    (ii)
    if the undersigned is a corporation, partnership or other business entity, (A) to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) as a distribution or dividend to equity holders (including, without limitation, general or limited partners and members) of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned's equity holders), (C) as a bona fide gift to a charitable organization, or (D) with the prior written consent of the Company and Orion; or

    (iii)
    if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, (A) in the case of any transfer or distribution pursuant to this clause (a)(i) or (a)(iii) such transfer is not for value, and (B) each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Orion a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Orion Common Stock or such other securities that have been so transferred or distributed;

          (b)   the exercise of an option (including a net or cashless exercise of an option) to purchase shares of Orion Common Stock, and any related transfer of shares of Orion Common Stock to Orion for the purpose of paying the exercise price of such options or any related transfer of shares of Orion Common Stock for paying taxes (including estimated taxes) due as a result of the exercise of such options (or the disposition to Orion of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement); provided that, for the avoidance of doubt, the underlying shares of Orion Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

          (c)   the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Orion Common Stock; provided that such plan does not provide for any transfers of Orion Common Stock during the Restricted Period;

          (d)   transfers or sales by the undersigned of shares of Orion Common Stock acquired by the undersigned on the open market following the Closing Date; or

          (e)   transfers or distributions pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Orion Common Stock involving a change of control of Orion (including entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of shares of Orion Common Stock (or any security convertible into or exercisable for Orion Common Stock), or vote any shares of Orion Common Stock in favor of any such transaction or taking any other action in connection with any such transaction), provided that the restrictions set forth in this Lock-Up Agreement shall continue to apply to the Undersigned's Shares should such tender offer, merger, consolidation or other transaction not be completed;

and provided, further, that, with respect to each of (a), (b) and (c) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee, as the case may be) under the Exchange Act (other than (i) a filing at any time on a Form 5 or (ii) a filing after the expiration of the Restricted Period on a Schedule 13D or Schedule 13G (or Schedule 13D/A or Schedule 13G/A)), or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Orion Common Stock following such individual's termination of service relationship (including service as a director) with Orion that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Orion prior to any such filing).

        Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Orion. In furtherance of the foregoing, the undersigned agrees that Orion and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

        In the event that any holder of Orion Common Stock or securities convertible into or exercisable or exchangeable for Orion Common Stock (including, without limitation, Orion Common Stock to be issued to such holder in connection with the Merger) that is subject to a substantially similar letter agreement entered into by such holder, other than Orion or the undersigned, is permitted by Orion and the Company to sell or otherwise transfer or dispose of shares of Orion Common Stock or securities convertible into or exercisable or exchangeable for Orion Common Stock (including, without limitation, Orion Common Stock to be issued to such holder in connection with the Merger) for value other than as permitted by this Lock-Up Agreement or a substantially similar letter agreement entered into by such holder, the same percentage of shares of Orion Common Stock or securities convertible into or exercisable or exchangeable for Orion Common Stock (including, without limitation, Orion Common Stock to be issued to such holder in connection with the Merger) held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein.

        This Lock-Up Agreement shall terminate automatically and the undersigned shall automatically be released from all restrictions and obligations under this Lock-Up Agreement upon the earlier of the (i) the expiration of the Restricted Period, (ii) if the Merger Agreement is terminated for any reason, upon the date of such termination and (iii) on [            ](1), if the Merger Agreement has not been consummated by such date. The undersigned understands that Orion and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.

(1)
Note to Draft: Agreed upon drop-dead date to be inserted

        Any and all remedies herein expressly conferred upon Orion and the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by Orion and/or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Orion and the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Orion and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Orion and the Company are entitled at law or in equity, and the undersigned waives any bond, surety or other security that might be required of Orion or the Company with respect thereto.

        This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

        This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Orion, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):
By:
Name:
Title:

Accepted and Agreed by OvaScience, Inc.
By
Name:
Title:
Millendo Therapeutics, Inc.
By
Name:
Title:

Annex B-1

Strictly Confidential

August 8, 2018

OvaScience, Inc.
Attention: Christopher Kroeger, MD
Chief Executive Officer
9 Fourth Avenue
Waltham, MA 02451

Members of the Board of Directors:

        We have been advised that OvaScience Inc., a Delaware corporation ("OvaScience"), proposes to enter into an Agreement and Plan of Merger and Reorganization, expected to be dated as of August 8, 2018 (the "Agreement"), by and among OvaScience, a wholly owned subsidiary of OvaScience ("Merger Sub") and Millendo Therapeutics, Inc., a Delaware corporation ("Millendo"). Pursuant to the Agreement, upon the closing of the Merger, Merger Sub will be merged with and into Millendo, with Millendo continuing as the surviving corporation (the "Merger"). We further understand that as a result of the Merger, Millendo will become a wholly owned subsidiary of OvaScience and each share of Common Stock of Millendo outstanding immediately prior to the Merger (the "Company Common Stock") will be converted into the right to receive a number of shares of OvaScience Common Stock equal to the Exchange Ratio of .1173 such that, following the consummation of the Merger, the holders of Company Common Stock (including the holders of any unexercised options to purchase Company Common Stock) immediately prior to the Merger shall hold approximately 82.4% of the fully diluted shares of OvaScience Common Stock outstanding immediately following the Merger and the holders of OvaScience Common Stock immediately prior to the Merger shall hold approximately 17.6% of the fully diluted shares of OvaScience Common Stock outstanding immediately following the Merger, after accounting for the proposed $30M Pre-Closing Financing. In the event that more than $30M is raised, the Exchange Ratio will be adjusted accordingly. The terms and conditions of the Merger are more fully set forth in the Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

        In your capacity as members of the Board of Directors (the "Board of Directors") of OvaScience, you have requested our opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of OvaScience Common Stock.

        In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

  •
  Reviewed a draft dated August 8, 2018 of the Agreement, which was the most recent draft made available to us prior to delivery of our Opinion;

  •
  Reviewed and analyzed certain publicly available financial and other information for each of OvaScience and Millendo, respectively, including equity research on comparable companies and on OvaScience, and certain other relevant financial and operating data furnished to us by the management of each of OvaScience and Millendo, respectively;

  •
  Reviewed and analyzed certain relevant historical financial and operating data concerning Millendo furnished to us by the management of Millendo;

  •
  Discussed with certain members of the management of OvaScience the historical and current business operations, financial condition and prospects of OvaScience and Millendo;

  •
  Reviewed and analyzed certain operating results of Millendo as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;

  •
  Reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Millendo prepared by the management of Millendo, as well as projections for Millendo prepared by the management of Millendo as adjusted and provided to Ladenburg Thalmann by management of OvaScience, and utilized per instruction of OvaScience;

  •
  Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;

  •
  Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant;

  •
  Reviewed certain pro forma financial effects of the Merger;

  •
  Reviewed and analyzed such other information and other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of our Opinion; and

  •
  Took into account our experience in other transactions, as well as our experience in securities valuations and our general knowledge of the industries in which Millendo operates

        In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by OvaScience and Millendo, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of OvaScience management and Millendo management as to the viability of, and risks associated with, the current and future products and services of Millendo (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of OvaScience or Millendo. We have assumed, with your consent, that the only material asset of OvaScience is its Net Cash, that no other assets of OvaScience, including, without limitation, any net operating losses of OvaScience, have any material value and that OvaScience does not, and does not intend to, engage in any activity that may result in the generation of any revenue. We have also been instructed by OvaScience, and have assumed, with your consent, that OvaScience's Net Cash at the closing of the Merger is expected to be $41 million but in no case less than $35 million and Millendo is assumed to have no cash or debt at the time of closing. If the Net Cash is within OvaScience Collar Rage of $40 million to $42 million, then no adjustment will be made. We also understand that outside of that range, OvaScience's valuation will be adjusted on a dollar-for-dollar

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basis. We have, with your consent, relied upon the assumption that all information provided to us by OvaScience and Millendo is accurate and complete in all material respects. With respect to the financial forecasts supplied to us by OvaScience regarding Millendo, we have, with your consent, assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgements of the management of OvaScience and Millendo, as applicable, as to the future operating and financial performance of OvaScience and Millendo, as applicable, and that they provided a reasonable basis upon which we could form our Opinion. Furthermore, we have assumed, with your consent, that there will be no further adjustments to OvaScience Net Cash between the date hereof and the date the final Exchange Ratio is determined. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of OvaScience or Millendo since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of OvaScience or Millendo, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of OvaScience or Millendo under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Merger, as to which we have assumed that OvaScience and the Board of Directors of OvaScience have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view to the holders of OvaScience Common Stock. We express no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

        We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

        For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization within the meaning of 368(a)(1)(B) of the Code.

        It is understood that this letter is intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Merger and, except as set forth in the engagement letter with OvaScience, dated as of April 12, 2018 (the "Engagement Letter"), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any

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purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors of whether or not to approve the Merger or to any stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address OvaScience's underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to OvaScience. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including OvaScience, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of OvaScience Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

        Ladenburg Thalmann & Co. Inc. ("Ladenburg") is a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as OvaScience's financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of the Merger. In addition, OvaScience has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering our Opinion set forth below pursuant to the Engagement Letter. In the three years preceding the date hereof, Ladenburg has had equity research reports written on OvaScience with the last report written on May 10, 2016. Ladenburg has not received any fees from OvaScience, aside from the $75,000 up-front retainer which was paid to Ladenburg in connection with its engagement. In the three years preceding the date hereof, Ladenburg has not had a relationship with Millendo and has not received any fees from Millendo. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to OvaScience and Millendo and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

        In the ordinary course of business, Ladenburg, certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, OvaScience, Millendo or any other party that may be involved in the Merger and/or their respective affiliates.

        Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to OvaScience and the proposed Merger that may differ from the views of Ladenburg's investment banking personnel.

        The opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of OvaScience Common Stock from a financial point of view.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

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Annex B-2

Strictly Confidential

October 26, 2018

OvaScience, Inc.
Attention: Christopher Kroeger, MD
Chief Executive Officer
9 Fourth Avenue
Waltham, MA 02451

Members of the Board of Directors:

        We have been advised that OvaScience, Inc. ("OvaScience"), a Delaware corporation, plans to file an amended Registration Statement on Form S-4 (the "S-4/A") with the Securities and Exchange Commission and proposes to enter into a second amendment to the Agreement and Plan of Merger and Reorganization (the "Agreement"), expected to be dated as of October 26, 2018, by and among OvaScience, a wholly owned subsidiary of OvaScience ("Merger Sub") and Millendo Therapeutics, Inc. ("Millendo"), a Delaware corporation. Pursuant to the Agreement and the S-4/A, upon the closing of the Merger, the Merger Sub will be merged with and into Millendo, with Millendo continuing as the surviving corporation (the "Merger"). We further understand that as a result of the Merger, Millendo will become a wholly owned subsidiary of OvaScience and each share of Common Stock of Millendo outstanding immediately prior to the Merger (the "Company Common Stock") will be converted into the right to receive a number of shares of OvaScience Common Stock as determined by the Exchange Ratio of .1070. Following the consummation of the Merger, the holders of Company Common Stock (including the holders of any unexercised options to purchase Company Common Stock) immediately prior to the Merger shall hold approximately 81.4% of the fully diluted shares of OvaScience Common Stock outstanding (calculated using the treasury stock method) immediately following the Merger, and the holders of OvaScience Common Stock immediately prior to the Merger shall hold approximately 18.6% of the fully diluted shares of OvaScience Common Stock outstanding (calculated using the treasury stock method) immediately following the Merger, after accounting for a $30 million Pre-Closing Financing. In addition, following a $20 million private placement by a new investor, Great Point Partners ("GPP"), to be completed immediately following the closing of the Merger, the holders of Company Common Stock (including the holders of any unexercised options to purchase Company Common Stock) immediately prior to the Merger shall hold approximately 74.8% of the fully diluted shares of OvaScience Common Stock outstanding (calculated using the treasury stock method) immediately following the Merger, GPP will hold approximately 8.1% of the fully diluted shares of OvaScience Common Stock outstanding (calculated using the treasury stock method) immediately following the Merger, and the holders of OvaScience Common Stock immediately prior to the Merger shall hold approximately 17.1% of the fully diluted shares of OvaScience Common Stock outstanding (calculated using the treasury stock method) immediately following the Merger after accounting for both the $30 million Pre-Closing Financing and the $20 million private placement. The terms and conditions of the Merger are more fully set forth in the Agreement and the S-4/A and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement and the S-4/A.

        In your capacity as members of the Board of Directors (the "Board of Directors") of OvaScience, you have requested our opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of OvaScience Common Stock.

        In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

  •
  Reviewed a draft of the S-4/A and a draft of the second amendment to the Merger Agreement on October 24, 2018, which were the most recent documents made available to us prior to the delivery of our Opinion;

  •
  Reviewed the Registration Statement on Form S-4 filed on September 26, 2018;

  •
  Reviewed and analyzed certain publicly available financial and other information for each of OvaScience and Millendo, respectively, including equity research on comparable companies and on OvaScience, and certain other relevant financial and operating data furnished to Ladenburg Thalmann by the management of OvaScience, including information OvaScience obtained from Millendo;

  •
  Reviewed and analyzed certain relevant historical financial and operating data concerning Millendo furnished to Ladenburg Thalmann by the management of OvaScience, which OvaScience obtained from Millendo;

  •
  Discussed with certain members of the management of OvaScience the historical and current business operations, financial condition and prospects of OvaScience and Millendo;

  •
  Reviewed and analyzed certain operating results of Millendo as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg Thalmann deemed relevant;

  •
  Reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Millendo prepared by the management of Millendo as well as projections for Millendo prepared by the management of OvaScience as adjusted and provided to Ladenburg Thalmann by management of OvaScience and utilized per instruction of OvaScience;

  •
  Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg Thalmann deemed relevant;

  •
  Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg Thalmann deemed relevant;

  •
  Reviewed certain pro forma financial effects of the Merger;

  •
  Reviewed and analyzed such other information and other factors, and conducted such other financial studies, analyses and investigations as Ladenburg Thalmann deemed relevant for the purposes of the Opinion; and

  •
  Took into account Ladenburg Thalmann's experience in other transactions, as well as Ladenburg Thalmann's experience in securities valuations and Ladenburg Thalmann's general knowledge of the industries in which Millendo operates

        In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by OvaScience and Millendo, respectively, or which is publicly available or

B-2-2

was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of OvaScience management and Millendo management as to the viability of, and risks associated with, the current and future products and services of Millendo (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of OvaScience or Millendo. We have assumed, with your consent, that the only material asset of OvaScience is its Net Cash, that no other assets of OvaScience, including, without limitation, any net operating losses of OvaScience, have any material value and that OvaScience does not, and does not intend to, engage in any activity that may result in the generation of any revenue. If the Net Cash is outside of the Orion Collar Range of $40 million to $42 million, OvaScience's valuation will be adjusted on a dollar-for-dollar basis. We have been instructed by OvaScience, and have assumed, with your consent, that OvaScience's Net Cash at the closing of the Merger is expected to be $37.6 million, assuming for this purpose a closing date of November 30, 2018 and Millendo is assumed to have no cash or debt at the time of closing. We have, with your consent, relied upon the assumption that all information provided to us by OvaScience and Millendo is accurate and complete in all material respects. With respect to the financial forecasts supplied to us by OvaScience regarding Millendo, we have, with your consent, assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgement of the management of OvaScience and Millendo, as applicable, as to the future operating and financial performance of OvaScience and Millendo, as applicable, and that they provided a reasonable basis upon which we could form our Opinion. Furthermore, we have assumed, with your consent, that there will be no further adjustments to OvaScience Net Cash between the date hereof and the date the final Exchange Ratio is determined. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of OvaScience or Millendo since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of OvaScience or Millendo, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of OvaScience or Millendo under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement, the S-4/A, or the Merger as to which we have assumed that OvaScience and the Board of Directors of OvaScience have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view to the holders of OvaScience Common Stock. We express no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

        We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

B-2-3

        For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement and the S-4/A will be substantially similar to the last drafts reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization within the meaning of 368(a)(1)(B) of the Code.

        It is understood that this letter is intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Merger and, except as set forth in the engagement letter with OvaScience dated as of April 12, 2018 (the "Engagement Letter"), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors of whether or not to approve the Merger or to any stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address OvaScience's underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to OvaScience. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including OvaScience, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of OvaScience Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

        Ladenburg Thalmann & Co. Inc. ("Ladenburg") is a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as OvaScience's financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of the Merger. To date, we have received $250,000 in fees from OvaScience, which consisted of a $75,000 creditable retainer and a $250,000 fee for the original fairness opinion (of which $75,000 was netted out). The original Opinion was delivered on August 8, 2018. Ladenburg will be paid $80,000 for delivering this revised Opinion. In addition to the fees, OvaScience has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.

        In the three years preceding the date hereof, Ladenburg has had equity research reports written on OvaScience with the last report written on May 10, 2016. Ladenburg has not received any fees from OvaScience, aside from the fees described above. In the three years preceding the date hereof, Ladenburg has not had a relationship with Millendo and has not received any fees from Millendo. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory

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services to OvaScience and Millendo and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

        In the ordinary course of business, Ladenburg, certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, OvaScience, Millendo or any other party that may be involved in the Merger and/or their respective affiliates.

        Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to OvaScience and the proposed Merger that may differ from the views of Ladenburg's investment banking personnel.

        The Opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of OvaScience Common Stock from a financial point of view.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

B-2-5

Annex C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

CERTIFICATE OF AMENDMENT
TO THE
RESTATED
CERTIFICATE OF INCORPORATION
OF
OVASCIENCE, INC.

        OvaScience, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), hereby certifies as follows:

  A.
  The name of the Corporation is OvaScience, Inc., and the original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 5, 2011 under the name OvaStem, Inc. A Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 30, 2013 (the "Prior Certificate").

  B.
  This Certificate of Amendment to the Restated Certificate of Incorporation (the "Certificate of Amendment") amends the Prior Certificate, and has been duly adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 141, 211 and 242 of the DGCL.

  C.
  Article FOURTH of the Prior Certificate is hereby amended to add the following Section C:

    "C. Immediately upon the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware every            shares of Common Stock issued and outstanding (or held in treasury) immediately prior to such filing shall be automatically reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock. The aforementioned reclassification shall be referred to collectively as the "Reverse Split."

    The Reverse Split shall occur without any further action on the part of the Corporation or the stockholders of the Corporation and whether or not certificates representing such stockholders' shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the product of such fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation's Common Stock as reported on the Nasdaq Capital Market on the trading day immediately preceding the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (as adjusted to give effect to the Reverse Split), rounded up to the nearest whole cent. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split or cash in lieu of fractional shares, if any, unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such

D-1

    certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates."

  D.
  The Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate remain in full force and effect.

        IN WITNESS WHEREOF, OvaScience, Inc. has caused this Certificate of Amendment to be signed by Christopher Kroeger, M.D., M.B.A., a duly authorized officer of the Corporation, on                 , 2018.

OVASCIENCE, INC.
By:
	Name:	Christopher Kroeger, M.D., M.B.A.
	Title:	President and Chief Executive Officer

D-2

Annex E

CERTIFICATE OF AMENDMENT
TO THE
RESTATED
CERTIFICATE OF INCORPORATION
OF
OVASCIENCE, INC.

        OvaScience, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), hereby certifies as follows:

  A.
  The name of the Corporation is OvaScience, Inc., and the original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 5, 2011 under the name OvaStem, Inc. A Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 30, 2013 (the "Prior Certificate"). A certificate of Amendment to the Prior Certificate was filed with the Secretary of State of the State of Delaware on                        , 2018.

  B.
  This Certificate of Amendment to the Restated Certificate of Incorporation (the "Certificate of Amendment") amends the Prior Certificate, as amended, and has been duly adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 141, 211 and 242 of the DGCL.

  C.
  Article FIRST of the Prior Certificate, as amended, is hereby amended and restated to read as follows:

    "FIRST: The name of the Corporation is Millendo Therapeutics, Inc."

  D.
  The Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate, as amended, remain in full force and effect.

        IN WITNESS WHEREOF, OvaScience, Inc. has caused this Certificate of Amendment to be signed by Christopher Kroeger, M.D., M.B.A., a duly authorized officer of the Corporation, on                 , 2018.

OVASCIENCE, INC.
By:
	Name:	Christopher Kroeger, M.D., M.B.A.
	Title:	President and Chief Executive Officer

E-1

ANNEX F—AMENDMENT TO OVASCIENCE 2012 STOCK INCENTIVE PLAN

        AMENDMENT NO. 1
TO THE
OVASCIENCE, INC.
2012 STOCK INCENTIVE PLAN

        Pursuant to the powers reserved to it in Section 11(d) of the OvaScience, Inc. 2012 Stock Incentive Plan (the "Plan"), the Board of Directors of OvaScience, Inc. hereby amends the Plan as follows:

  1.
  Section 4(a)(1) of the Plan is amended by deleting Section 4(a)(1) in its entirety and inserting in its place the following:

          (a)   Number of Shares; Share Counting.

            (1)    Authorized Number of Shares.    Subject to adjustment under Section 9, Awards may be made under the Plan (any or all of which Awards may be in the form of Incentive Stock Options, as defined in Section 5(b)) for up to such number of shares of common stock, $0.001 par value per share, of the Company (the "Common Stock") as is equal to the sum of:

              (A)  671,000 new shares of Common Stock; and

              (B)  the number of shares of Common Stock (up to 213,287 shares) as is equal to the sum of (x) the number of shares of Common Stock reserved for issuance under the Company's 2011 Stock Incentive Plan (the "Existing Plan") that remain available for grant under the Existing Plan immediately prior to the earlier of (A) the date on which the Company's registration statement on Form 10 becomes effective or (B) the closing of the Company's initial public offering and (y) the number of shares of Common Stock subject to awards granted under the Existing Plan which awards expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right (subject, however, in the case of Incentive Stock Options to any limitations of the Code).

    Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

Except as so amended, the Plan in all other respects is hereby confirmed.

ADOPTED BY BOARD OF DIRECTORS: October 26, 2018
APPROVED BY STOCKHOLDERS:                                    , 2018

F-1

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION
STATEMENT

Item 20.    Indemnification of Directors and Officers

        Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware ("DGCL"), empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

        Section 102(b)(7) of the DGCL provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

        OvaScience's restated certificate of incorporation provides that OvaScience shall indemnify and advance expenses to each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of OvaScience, or is or was serving, or has agreed to serve, at the request of OvaScience, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), liabilities, losses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom.

        OvaScience has indemnification agreements with its directors, in addition to the indemnification provided for in its restated certificate of incorporation, and intends to enter into indemnification agreements with any new directors in the future.

        OvaScience has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of OvaScience against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

        Pursuant to the terms of the Merger Agreement and subject to applicable law, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, OvaScience shall indemnify and hold harmless each person who is now, or has been at any time prior to the date thereof, or who becomes prior to the Effective Time, a director or officer of OvaScience or Millendo, respectively, against all Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of OvaScience or Millendo, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations, provided that such officer or director acted in good faith and in a manner such party reasonable believed to be in or not opposed to the best interest of OvaScience or the Surviving Corporation, as applicable, and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe such conducted was unlawful; provided, further, that, if applicable law so provides, no indemnification against such Costs shall be made in respect of any claim, issue or matter in such proceeding as to which the director or officer shall have been adjudged to be liable to OvaScience or the Surviving Corporation unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made. Subject to applicable law, each such director and officer will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of OvaScience and the Surviving Corporation, jointly and severally, upon receipt by OvaScience or the Surviving Corporation from such director or officer of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to OvaScience or the Surviving Corporation, as applicable, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Such statement or statements shall reasonably evidence the expenses incurred by the directors and officers.

        Further, pursuant to the Merger Agreement, the provisions of the OvaScience restated certificate of incorporation and the OvaScience by-laws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of OvaScience shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of OvaScience, unless such modification is required by applicable law.

        From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Millendo to each person who is or has served as a director or officer of Millendo as of immediately prior to the Closing pursuant to any indemnification provisions under the Millendo certificate of incorporation or Millendo bylaws and pursuant to any indemnification agreements between Millendo and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) OvaScience shall fulfill and honor in all respects the obligations of OvaScience to each person who is or has served as a director or officer of OvaScience as of immediately prior to the Closing pursuant to any indemnification provisions under the OvaScience Charter or OvaScience Bylaws and pursuant to any indemnification agreements between OvaScience and such directors and officers that were in effect prior to the date of the Merger Agreement, with respect to claims arising out of matters occurring at or prior to the Effective Time.

        The Merger Agreement also provides that OvaScience shall maintain directors' and officers' liability insurance policies commencing at the closing time of the Merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to OvaScience. In addition, OvaScience shall purchase, prior to the Effective Time, a six-year prepaid "D&O tail policy" for the non-cancellable extension of the directors' and officers' liability coverage of OvaScience's existing directors' and officers' insurance policies and OvaScience's existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time.

        From and after the Effective Time, OvaScience shall pay all expenses, including reasonable attorneys' fees, that are incurred by indemnified persons in connection with their successful enforcement of the rights provided to such persons in the Merger Agreement. The director and officer indemnification provisions of the Merger Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of OvaScience and Millendo by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of such indemnified persons, their heirs and their representatives.

        In the event OvaScience or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of OvaScience or the Surviving Corporation, as the case may be, shall succeed to the indemnification obligations set forth in the Merger Agreement. OvaScience shall cause the Surviving Corporation to perform all of the director and officer indemnification obligations of the Surviving Corporation under the Merger Agreement.

Item 21.    Exhibits and Financial Statement Schedules

        (a)   Exhibit Index

        A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

        (b)   Financial Statements

        The financial statements filed with this registration statement on Form S-4 is set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.    Undertakings

        (a)   The undersigned registrant hereby undertakes as follows:

    (1)
    That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2)
    That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (4)
    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number		Description of Document
2.1		Agreement and Plan of Merger and Reorganization, dated as of August 8, 2018, by and among OvaScience, Inc., Orion Merger Sub, Inc. and Millendo Therapeutics, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2		First Amendment to Agreement and Plan of Merger and Reorganization, dated as of August 8, 2018, by and among OvaScience, Inc., Orion Merger Sub, Inc. and Millendo Therapeutics, Inc., dated as of September 25, 2018 (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.3		Second Amendment to Agreement and Plan of Merger and Reorganization, dated as of August 8, 2018, by and among OvaScience, Inc., Orion Merger Sub, Inc. and Millendo Therapeutics, Inc., dated as of November 1, 2018 (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.4		Form of OvaScience Voting Agreement, by and between Millendo Therapeutics, Inc. and certain stockholders of OvaScience, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.5		Form of Voting Agreement by and between OvaScience, Inc. and certain stockholders of Millendo Therapeutics, Inc., and solely for purposes of Section 1.4 thereof, OvaScience, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.6		Form of Lock-up Agreement, by and between OvaScience, Inc. and Millendo Therapeutics, Inc. and certain stockholders of OvaScience, Inc. and Millendo Therapeutics, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

3.1		Restated Certificate of Incorporation of OvaScience, Inc. (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2013).

3.2		Third Amended and Restated Bylaws, as Amended, of OvaScience, Inc. (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2018).

4.1		Specimen Stock Certificate evidencing shares of Common Stock of OvaScience, Inc. (incorporated by reference from the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 29, 2012).

5.1		Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding the validity of the securities.

8.1		Legal Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding tax matters.

8.2		Opinion of Cooley LLP regarding tax matters.

10.1	#	2011 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form 10 filed on April 11, 2012, File No. 000-54647).

10.2	#	Form of Incentive Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form 10 filed on May 17, 2012, File No. 000-54647).

Exhibit Number		Description of Document
10.3	#	Form of Nonstatutory Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference from Exhibit 10.3 to the Registration Statement on Form 10 filed on May 17, 2012, File No. 000-54647).

10.4	#	Form of Restricted Stock Agreement under the 2011 Stock Incentive Plan (incorporated by reference from Exhibit 10.4 to the Registration Statement on Form 10 filed on April 11, 2012, File No. 000-54647).

10.5	#	2012 Stock Incentive Plan (incorporated by reference from Exhibit 10.5 to the Registration Statement on Form 10 filed on April 11, 2012, File No. 000-54647).

10.6	#	Form of Incentive Stock Option Agreement under the 2012 Stock Incentive Plan (incorporated by reference from Exhibit 10.6 to the Annual Report on Form 10-K filed on March 16, 2015, File No. 001-35890).

10.7	#	Form of Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 10.7 to the Annual Report on Form 10-K filed on March 16, 2015, File No. 001-35890).

10.8	†	Exclusive License Agreement, dated June 27, 2011, between OvaScience, Inc. and the General Hospital Corporation (incorporated by reference from Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on May 11, 2015, File No. 001-35890).

10.9	†	Amendment No. 1 to the Exclusive License Agreement, dated September 7, 2011, between OvaScience, Inc. and the General Hospital Corporation (incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on May 11, 2015, File No. 35890).

10.10	†	Amendment No. 2 to the Exclusive License Agreement, dated July 30, 2013, between OvaScience, Inc. and the General Hospital Corporation (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K filed on February 27, 2014, File No. 001-35890).

10.11		Amendment No. 3 to the Exclusive License Agreement, dated September 9, 2013, between OvaScience, Inc. and the General Hospital Corporation (incorporated by reference from Exhibit 10.13 to the Annual Report on Form 10-K filed on February 27, 2014, File No. 001-35890).

10.12	†	Amendment No. 4 to the Exclusive License Agreement, dated November 14, 2013, between OvaScience, Inc. and the General Hospital Corporation (incorporated by reference from Exhibit 10.14 to the Annual Report on Form 10-K filed on February 27, 2014, File No. 001-35890).

10.13	†	Amendment No. 5 to the Exclusive License Agreement, dated December 18, 2013, between OvaScience, Inc. and the General Hospital Corporation (incorporated by reference from Exhibit 10.15 to the Annual Report on Form 10-K filed on February 27, 2014, File No. 001-35890).

10.14	†	Amendment No. 6 to the Exclusive License Agreement, dated August 29, 2016, between OvaScience, Inc. and the General Hospital Corporation (incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on November 3, 2016, File No. 001-35890).

10.15	†	Amendment and Restated Exclusive License Agreement, dated November 6, 2017, between OvaScience, Inc. and the General Hospital Corporation (incorporated by reference from Exhibit 10.15 the Annual Report on Form 10-K on March 15, 2018, File No. 001-35890).

10.16	†	Intellectual Property license Agreement, dated December 18, 2013, between OvaScience, Inc. and OvaXon, LLC (incorporated by reference from Exhibit 10.34 to the Annual Report on Form 10-K filed on February 27, 2014, File No. 001-35890).

Exhibit Number		Description of Document
10.17	†	Exclusive Channel Collaboration Agreement, dated December 18, 2013, between OvaScience, Inc. and Intrexon Corporation and OvaXon, LLC (incorporated by reference from Exhibit 10.35 to the Annual Report on Form 10-K filed on February 27, 2014, File No. 001-35890).

10.18		Exclusive Channel Collaboration Agreement, dated December 18, 2013, between OvaScience, Inc. and OvaXon, LLC (incorporated by reference from Exhibit 10.36 to the Annual Report on Form 10-K filed on February 27, 2014, File No. 001-35890).

10.19		Lease Agreement, dated May 22, 2015, by and between Nine Fourth Avenue LLC and OvaScience, Inc. (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on August 10, 2015, File No. 001-35890).

10.20		Form of Indemnification Agreement between OvaScience, Inc. and Richard Aldrich (incorporated by reference from Exhibit 10.21 to the Registration Statement on Form 10 filed on April 11, 2012, File No. 000-54647).

10.21	#	Form of Indemnification Agreement between OvaScience, Inc. and each of Jeffrey Capello, Mary Fisher, John Howe, Marc Kozin, Thomas Malley and John Sexton (incorporated by reference from Exhibit 10.22 to the Registration Statement on Form 10 filed on April 11, 2012, File No. 000-54647).

10.22	#	Amended and Restated Non-Employee Director Compensation Policy of OvaScience, Inc. (incorporated by reference from Exhibit 10.34 to the Annual Report on Form 10-K filed on March 16, 2015, File No. 001-35890).

10.23	#	Amended and Rested Letter Agreement, dated December 9, 2014, between OvaScience, Inc. and Michelle Dipp (incorporated by reference from Exhibit 10.21 to the Annual Report on Form 10-K filed on March 16, 2015, File No. 001-35890).

10.24	#	Stock Option Agreement, dated December 9, 2014, between OvaScience, Inc. and Michelle Dipp (incorporated by reference from Exhibit 10.24 to the Annual Report on Form 10-K filed on March 16, 2015, File No. 001-35890).

10.25	#	Executive Agreement, dated January 5, 2016, between OvaScience, Inc. and Michelle Dipp (incorporated by reference from Exhibit 10.29 to the Annual Report on Form 10-K filed with on February 26, 2016, File No. 001-35890).

10.26	#	Independent Consulting Agreement and Separation Agreement, dated March 31, 2016, between OvaScience, Inc. and Arthur Tzianabos (incorporated by reference from Exhibit 10.9 to the Quarterly Report on Form 10-Q filed on May 5, 2016, File No. 001-35890).

10.27	#	Offer Letter, dated September 6, 2016, by and between OvaScience, Inc. and Christophe Couturier (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on September 6, 2016, File No. 001-35890).

10.28	#	Nonstatutory Stock Option Agreement between OvaScience, Inc. and Christophe Couturier dated September 6, 2016 (incorporated by reference from Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with on November 3, 2016, File No. 001-35890).

10.29	#	Separation Agreement between OvaScience, Inc. and Harald Stock dated December 21, 2016 (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2017).

10.30	#	Separation Agreement between OvaScience, Inc. and Paul W.D. Chapman dated December 21, 2016 (incorporated by reference from Exhibit 10.43 to the Annual Report on Form 10-K filed on March 2, 2017, File No. 001-35890).

Exhibit Number		Description of Document
10.31	#	Employment Agreement, dated June 21, 2017, between OvaScience, Inc. and Christopher Kroeger (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on August 3, 2017, File No. 001-35890).

10.32	#	Advisory Agreement between OvaScience, Inc. and Michelle Dipp, M.D., dated as of June 21, 2017, as amended as of August 3, 2017 (incorporated by reference from Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on August 3, 2017, File No. 001-35890).

10.33	#	Separation Agreement between OvaScience, Inc. and Christopher Couturier, dated June 21, 2017 (incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on August 3, 2017, File No. 001-35890).

10.34	#	Amended Employment Agreement between OvaScience, Inc. and Jonathan Gillis, dated as of June 14, 2017 (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on August 3, 2017, File No. 001-35890).

10.35	#	Nonstatutory Stock Option Agreement, dated June 21, 2017, between OvaScience, Inc. and Christophe A. Kroeger (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on November 2, 2017, File No. 001-35890).

10.36	#	Offer Letter, dated January 2, 2018, between OvaScience, Inc. and James Lillie (incorporated by reference from Exhibit 10.36 to the Annual Report on Form 10-K filed on March 15, 2018, File No. 001-35890).

10.37	#	Sales Agreement between OvaScience, Inc. and Cowen and Company, LLC, dated November 3, 2016 (incorporated by reference from Exhibit 1.2 to the Registration Statement on Form S-3 filed on November 3, 2016, File No. 333-214413).

10.38	#	Nonstatutory Stock Option Agreement between OvaScience, Inc. and James W. Lillie, Ph.D., dated March 6, 2018 (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on May 3, 2018, File No. 001-35890).

10.39	#	Termination of Advisory Agreement between OvaScience, Inc. and Michelle Dipp, dated April 30, 2018 (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on May 3, 2018, File No. 001-35890).

10.40	#	Retention Agreement between OvaScience and Christopher A. Kroeger, dated May 3, 2018 (incorporated by reference from Exhibit 10.1 to the Quarterly report on Form 10-Q filed on August 9, 2018, File No. 001-35890).

10.41	#	Retention Agreement between OvaScience and James Lillie, dated May 3, 2018 (incorporated by reference from Exhibit 10.2 to the Quarterly report on Form 10-Q filed on August 9, 2018, File No. 001-35890).

10.42	#	Retention Agreement between OvaScience and Jonathan Gillis, dated May 3, 2018 (incorporated by reference from Exhibit 10.3 to the Quarterly report on Form 10-Q filed on August 9, 2018, File No. 001-35890).

10.43	#	Amendment to Retention Agreement between OvaScience and Jonathan Gillis, dated May 3, 2018 (incorporated by reference from Exhibit 10.4 to the Quarterly report on Form 10-Q filed on August 9, 2018, File No. 001-35890).

10.44†*		Amended and Restated License Agreement, by and between Millendo Therapeutics, Inc. and the Regents of the University of Michigan, dated November 9, 2015.

10.45		Stock Purchase Agreement, by and among OvaScience, Inc., the purchasers set forth on Schedule I thereto and Millendo Therapeutics, Inc., dated November 1, 2018.

Exhibit Number		Description of Document
10.46		Registration Rights Agreement, by and among OvaScience, Inc. and the persons listed on Schedule A thereto, dated November 1, 2018.

23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm to OvaScience, Inc.

23.2		Consent of Ernst & Young LLP, Independent Auditors to Millendo Therapeutics, Inc.

23.3		Consent of RSM Rhône-Alpes, Independent Auditors to Millendo Therapeutics SAS.

23.4		Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 hereto).

23.5		Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 8.1 hereto).

23.6		Consent of Cooley LLP (included in Exhibit 8.2 hereto).

24.1		Power of attorney (included on the signature page to this Registration Statement filed on September 26, 2018).

99.1		Form of Proxy Card for the OvaScience, Inc. Special Meeting of Stockholders.

99.2		Opinion of Ladenburg Thalmann & Co., Inc., financial advisor to OvaScience, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.3	*	Consent of Ladenburg Thalmann & Co., financial advisor to OvaScience, Inc.

99.4		Proposed Certificate of Amendment to the Restated Certificate of Incorporation of OvaScience, Inc. for Reverse Stock Split (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.5		Proposed Certificate of Amendment to the Restated Certificate of Incorporation of OvaScience, Inc. for Name Change (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.6	*	Consent of Carol G. Gallagher, Pharm.D. to be named as a director.

99.7	*	Consent of Carole L. Nuechterlein to be named as a director.

99.8	*	Consent of Julia C. Owens, Ph.D. to be named as a director.

99.9	*	Consent of James M. Hindman to be named as a director.

99.10	*	Consent of Randall W. Whitcomb, M.D. to be named as a director.

99.11	*	Consent of Mary Lynne Hedley, Ph.D. to be named as a director.

99.12	*	Consent of Habib J. Dable to be named as a director.

101	*	The following materials from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and the Registrant's Quarterly Reports on Form 10-Q for the quarters ending June 30, 2018 and March 31, 2018, formatted in Extensible Business Reporting Language (XBRL) includes: (i) Balance Sheets at June 30, 2018, March 31, 2018 and December 31, 2017, (ii) Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2018 and 2017, (iii) Statements of Cash Flows for the Six Months Ended June 30, 2018 and 2017 and (iv) Notes to Financial Statements.

*
Previously filed.

#
Indicates a management contract or compensatory plan, contract or arrangement.

†
Confidential treatment has been requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts, on the 1st day of November, 2018.

OVASCIENCE, INC.
/s/ CHRISTOPHER A. KROEGER, M.D., M.B.A
Christopher A. Kroeger, M.D., M.B.A.
President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature		Title	Date

/s/ CHRISTOPHER A. KROEGER, M.D., M.B.A. Christopher A. Kroeger, M.D., M.B.A.		President and Chief Executive Officer (principal executive officer)	November 1, 2018
/s/ JONATHAN GILLIS Jonathan Gillis		Senior Vice President, Finance (principal financial officer)	November 1, 2018
* Jeffrey D. Capello		Director	November 1, 2018
* Richard Aldrich		Director	November 1, 2018
* Mary Fisher		Director	November 1, 2018
* John P. Howe, III, M.D.		Director	November 1, 2018
* Marc Kozin		Director	November 1, 2018
* John Sexton, Ph.D.		Director	November 1, 2018
*By:	/s/ CHRISTOPHER A. KROEGER, M.D., M.B.A. Christopher A. Kroeger, M.D., M.B.A. Attorney-in-Fact